# Schwab Municipal Money Fund

**Annual Report**
December 31, 2003

*charles* SCHWAB

# In This Report

## Schwab Municipal Money Fund

Sweep Shares: **SWXXX**
Value Advantage Shares: **SWTXX**
Select Shares®: **SWLXX**
Institutional Shares: **SWOXX**

Fund investment adviser: Charles Schwab Investment Management, Inc. (CSIM).
Distributor and transfer agent: Charles Schwab & Co., Inc. (Schwab).

# From the Chairman



Charles R. Schwab
Chairman

In 1989, we founded SchwabFunds® on the belief that mutual funds represent an important tool for investors. Money funds, for example, are especially well-suited for the cash portion of your portfolio when you are seeking capital preservation or liquidity.

Over the past few years, mutual funds have faced a number of challenges, affecting both their performance and investor perception. Yet recently we have seen signs of positive change. The economy and the stock market have shown increasing strength. And while much remains to be done within the fund industry, the industry has been moving quickly to assess and improve its operations and its investor safeguards.

As a firm, we continue to change as well. Our capabilities are evolving in ways that allow us to offer investors more choices and better ways to do business with us. I'm enthusiastic about these changes because they're designed to offer benefits for our fund shareholders.

One thing that hasn't changed is my belief in mutual funds. Mutual funds still offer all the features that have made them so popular: diversification, liquidity, convenience, low investment minimums, and professional management. For individual investors especially, I believe mutual funds continue to be one of the most cost-effective investment vehicles available.

To date, millions of Americans have successfully relied on mutual funds as an important way to invest for retirement security, their children's education, and other financial goals. We remain optimistic that mutual funds will continue to do the same for millions more Americans in the years to come.

Sincerely,

Charles R. Schwab

# Management's Discussion for the year ended December 31, 2003



**Randall W. Merk** is President and CEO of Charles Schwab Investment Management, Inc. and is president of each of the funds covered in this report. He joined the firm in August 2002, bringing with him 24 years of experience in the asset management industry.

Dear Shareholder:

In today's current low-interest-rate environment, it's tempting to ask whether money funds still have a place in an investment portfolio.

It's a fair question, but I'd suggest the answer is not as obvious as it may seem. Money funds are designed to offer several potential benefits. If you're like many investors, your asset allocation calls for a portion of your portfolio to be in cash. If the purpose of that allocation is to offer capital preservation or liquidity, or to help reduce the impact of market volatility on your portfolio, then money funds probably still make sense for you, regardless of the yield environment.

Here at SchwabFunds®, we're proud of our seasoned fund managers and their ability to work as a team. Our managers have an average of over 16 years of experience in the investment management industry. I'm also proud to say that we're in the process of building on that experience: by expanding our selection of mutual funds, adding new share classes, and offering new, competitively priced alternatives.

Thirty years ago, Charles Schwab founded his firm with a vision to create the most useful and ethical financial services firm in the world. We live by that philosophy every day.

Your investment in SchwabFunds is an indication of the trust you place in us. As the managers of your money, we have a special obligation to live up to that trust. I have enjoyed the opportunity to respond to several shareholder inquiries, and I hope you'll let us know how we're doing.

I want to thank you for investing with us and want to assure you that we strive relentlessly to operate our business with the highest ethical standards and an unwavering commitment to serve you, our SchwabFunds shareholders.

Sincerely,

Randall W. Merk



**Walter Beveridge,** a portfolio manager, is responsible for day-to-day management of the fund. Prior to joining the firm in 1992, he worked for nearly ten years in asset management.

## The Investment Environment and the Fund

**During 2003, the U.S. economy began to gather strength, especially during the second half of the year.** In the months before the war in Iraq (which began in March 2003), the economy remained in a holding pattern, as businesses and investors adopted a wait-and-see stance. Once the combat phase drew to an end, America began to pay more attention to the economy, which by year-end appeared to be recovering.

**Seeking additional protection against the risk of deflation, the Federal Reserve (the Fed) cut short-term interest rates by 0.25% in June.** This brought the Fed funds target rate to a 45-year low of 1.00%. Short-term interest rates began plummeting in May in anticipation of the Fed's rate cut but quickly began a modest recovery and ended the year somewhat above their mid-year lows. Nevertheless, money fund yields remained close to historically low levels.

**Throughout the report period, short-term municipal yields remained attractively valued relative to short-term taxable yields.** During the year, the ratio of short-term muni yields to taxables averaged 82%, and at times exceeded 95%. We attribute this situation to the unusually large quantity of municipal money market debt that was issued during 2003. In order to attract buyers for these securities, municipal issuers needed to offer higher yields than they otherwise might have.

**Most states appeared to be addressing the revenue shortfalls they have faced as a result of a weak U.S. economy.** Most states that began 2003 with significant budget shortfalls (such as California, New York and New Jersey) have passed budgets that include spending cuts and one-time revenue or financing solutions in order to balance their budgets. Drawing on the extensive research of our credit department, we were able to identify securities in several states, particularly California, that offered attractive yields and appeared to be solid credits. These helped increase the fund's yield.

Nothing in this report represents a recommendation of a security by the investment adviser. Manager views and portfolio holdings may have changed since the report date.

## Performance and Fund Facts as of 12/31/03

### Seven-Day Yields

The seven-day yields are calculated using standard SEC formulas. The effective yields include the effect of reinvesting daily dividends. Please remember that money market fund yields fluctuate, and that past performance is not an indication of future results.

|  | Sweep Shares | Value Advantage Shares | Select Shares® | Institutional Shares |
|---|---|---|---|---|
| **Seven-Day Yield**[1] | 0.54% | 0.75% | 0.85% | 0.96% |
| **Seven-Day Yield–No Waiver**[2] | 0.38% | 0.62% | 0.62% | 0.62% |
| **Seven-Day Effective Yield** | 0.54% | 0.75% | 0.85% | 0.96% |
| **Seven-Day Taxable-Equivalent Effective Yield**[3] | 0.83% | 1.15% | 1.31% | 1.48% |

### Statistics

Money funds must maintain a dollar-weighted average maturity of no longer than 90 days, and cannot invest in any security whose effective maturity is longer than 397 days (approximately 13 months).

| | |
|---|---|
| **Weighted Average Maturity** | 56 days |
| **Credit Quality of Holdings** % of portfolio | 100% Tier 1 |
| **Credit-Enhanced Securities** % of portfolio | 71% |

An investment in a money fund is neither insured nor guaranteed by the Federal Deposit Insurance Corporation (FDIC) or any other government agency. Although money funds seek to preserve the value of your investment at $1 per share, it is possible to lose money by investing in a money fund.

Portfolio holdings may have changed since the report date.

[1] Fund expenses have been partially absorbed by CSIM and Schwab.

[2] Yield if fund expenses had not been partially absorbed by CSIM and Schwab.

[3] Taxable-equivalent effective yield assumes a 2003 maximum federal regular income tax rate of 35.00%. Investment income may be subject to the Alternative Minimum Tax.

# Financial Statements

## Financial Highlights

| Sweep Shares | 1/1/03–<br>12/31/03 | 1/1/02–<br>12/31/02 | 1/1/01–<br>12/31/01 | 1/1/00–<br>12/31/00 | 1/1/99–<br>12/31/99 |
|---|---|---|---|---|---|
| **Per-Share Data** ($) | | | | | |
| Net asset value at beginning of period | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 |
| Income from investment operations: | | | | | |
| Net investment income | (0.00)[1] | 0.01 | 0.02 | 0.03 | 0.03 |
| Less distributions: | | | | | |
| Dividends from net investment income | (0.00)[1] | (0.01) | (0.02) | (0.03) | (0.03) |
| Net asset value at end of period | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 |
| Total return (%) | 0.46 | 0.91 | 2.23 | 3.53 | 2.70 |
| **Ratios/Supplemental Data** (%) | | | | | |
| Ratios to average net assets: | | | | | |
| Net operating expenses | 0.66 | 0.66 | 0.66 | 0.67[2] | 0.66 |
| Gross operating expenses | 0.81 | 0.82 | 0.83 | 0.84 | 0.85 |
| Net investment income | 0.46 | 0.90 | 2.21 | 3.47 | 2.67 |
| Net assets, end of period ($ x 1,000,000) | 7,494 | 7,435 | 7,265 | 6,780 | 6,090 |

| Value Advantage Shares | 1/1/03–<br>12/31/03 | 1/1/02–<br>12/31/02 | 1/1/01–<br>12/31/01 | 1/1/00–<br>12/31/00 | 1/1/99–<br>12/31/99 |
|---|---|---|---|---|---|
| **Per-Share Data** ($) | | | | | |
| Net asset value at beginning of period | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 |
| Income from investment operations: | | | | | |
| Net investment income | 0.01 | 0.01 | 0.02 | 0.04 | 0.03 |
| Less distributions: | | | | | |
| Dividends from net investment income | (0.01) | (0.01) | (0.02) | (0.04) | (0.03) |
| Net asset value at end of period | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 |
| Total return (%) | 0.68 | 1.12 | 2.45 | 3.75 | 2.91 |
| **Ratios/Supplemental Data** (%) | | | | | |
| Ratios to average net assets: | | | | | |
| Net operating expenses | 0.45 | 0.45 | 0.45 | 0.46[3] | 0.45 |
| Gross operating expenses | 0.58 | 0.59 | 0.61 | 0.64 | 0.65 |
| Net investment income | 0.68 | 1.11 | 2.35 | 3.70 | 2.89 |
| Net assets, end of period ($ x 1,000,000) | 3,901 | 4,480 | 3,778 | 2,919 | 2,270 |

[1] Per-share amount was less than $0.01.
[2] The ratio of net operating expenses would have been 0.66% if certain non-routine expenses (proxy fees) had not been included.
[3] The ratio of net operating expenses would have been 0.45% if certain non-routine expenses (proxy fees) had not been included.

| Select Shares® | 6/2/03[1]–<br>12/31/03 |
|---|---|
| **Per-Share Data** ($) | |
| Net asset value at beginning of period | 1.00 |
| Income from investment operations: | |
| Net investment income | (0.00)[2] |
| Less distributions: | |
| Dividends from net investment income | (0.00)[2] |
| Net asset value at end of period | 1.00 |
| Total return (%) | 0.39[3] |
| **Ratios/Supplemental Data** (%) | |
| Ratios to average net assets: | |
| Net operating expenses | 0.35[4] |
| Gross operating expenses | 0.58[4] |
| Net investment income | 0.68[4] |
| Net assets, end of period ($ x 1,000,000) | 474 |

| Institutional Shares | 6/2/03[1]–<br>12/31/03 |
|---|---|
| **Per-Share Data** ($) | |
| Net asset value at beginning of period | 1.00 |
| Income from investment operations: | |
| Net investment income | (0.00)[2] |
| Less distributions: | |
| Dividends from net investment income | (0.00)[2] |
| Net asset value at end of period | 1.00 |
| Total return (%) | 0.45[3] |
| **Ratios/Supplemental Data** (%) | |
| Ratios to average net assets: | |
| Net operating expenses | 0.24[4] |
| Gross operating expenses | 0.58[4] |
| Net investment income | 0.80[4] |
| Net assets, end of period ($ x 1,000,000) | 718 |

[1] Commencement of operations.

[2] Per-share amount was less than $0.01.

[3] Not annualized.

[4] Annualized.

## Portfolio Holdings as of December 31, 2003

This section shows all the securities in the fund's portfolio and their market value, as of the report date.

We use the symbols below to designate certain characteristics:

- ✚ Credit-enhanced security
- ◗ Liquidity-enhanced security
- ■ Variable-rate security

For fixed-rate obligations, the rate shown is the effective yield at the time of purchase. For variable-rate obligations, the rate shown is the rate as of the report date. For variable-rate obligations with scheduled maturities greater than 397 days, the maturity shown is the later of the next interest rate change date or demand date. For variable-rate obligations with scheduled maturities less than 397 days, the maturity shown is the earlier of the next interest rate change date or demand date. For variable-rate obligations without demand features, the maturity shown is the next interest rate change date.

| Holdings by Category | Cost ($x1,000) | Value ($x1,000) |
|---|---|---|
| 98.6% Municipal Securities | 12,414,710 | 12,414,710 |
| 98.6% Total Investments | 12,414,710 | 12,414,710 |
| 1.4% Other Assets and Liabilities | | 172,169 |
| 100.0% Net Assets | | 12,586,879 |

| Issuer<br>Security Type, Project, Series, Rate, Maturity Date | Face Amount ($ x 1,000) | Value ($ x 1,000) |
|---|---|---|
| **Municipal Securities** 98.6% of Net Assets | | |
| **Alabama 0.8%** | | |
| **Alabama IDA** | | |
| ✚■ IDRB (Scientific Utilization) Series 1996 1.50%, 01/07/04 | 2,160 | 2,160 |
| **Birmingham Special Care Facilities Financing Auth** | | |
| ✚■ Health Care Facility RB (Eastern Health System) Series 2003A 1.24%, 01/07/04 | 36,500 | 36,500 |

| Issuer<br>Security Type, Project, Series, Rate, Maturity Date | Face Amount ($ x 1,000) | Value ($ x 1,000) |
|---|---|---|
| **Citronelle IDB** | | |
| ✚■ Pollution Control Refunding RB (AKZO Chemicals) Series 1992 1.30%, 01/07/04 | 2,600 | 2,600 |
| **Daphne Utilities Board** | | |
| ✚◗■ Water, Gas & Sewer Refunding RB Series 2000 1.27%, 01/07/04 | 8,540 | 8,540 |
| **Decatur IDB** | | |
| ■ Exempt Facilities Refunding RB (Nucor Steel Decatur) Series 2003A 1.17%, 01/07/04 | 17,000 | 17,000 |
| **Dothan IDB** | | |
| ✚■ IDRB (Baxley Blowpipe) Series 1997 1.43%, 01/07/04 | 300 | 300 |
| **Ft Payne IDA** | | |
| ✚■ IDRB (Charleston Hosiery) Series 1997 1.40%, 01/07/04 | 1,200 | 1,200 |
| **Headland** | | |
| ✚■ IDRB (Golden Peanut Co) Series 1999 1.38%, 01/07/04 | 1,585 | 1,585 |
| **Hoover Board of Education** | | |
| ✚◗■ Capital Outlay TAN Series 2001 TOB Series 2001-16 1.21%, 01/07/04 | 9,860 | 9,860 |
| **Indian Springs Village** | | |
| ✚■ RB (Joseph Bruno Montessori Academy) Series 1999 1.25%, 01/07/04 | 1,320 | 1,320 |
| **Scottsboro** | | |
| ✚■ School Warrants Series 1997 1.25%, 01/07/04 | 3,870 | 3,870 |
| **Stevenson IDB** | | |
| ✚■ Environmental Improvement RB (Mead Corp) Series 1997 1.13%, 01/07/04 | 17,300 | 17,300 |
| **Tuscaloosa Cnty** | | |
| ✚■ IDRB (Knight Specialties) Series 1998 1.30%, 01/07/04 | 990 | 990 |
| | | **103,225** |

## Portfolio Holdings continued

| Issuer<br>Security Type, Project, Series,<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| **Alaska 0.4%** | | |
| **Alaska HFC** | | |
| ✦▶■ General Mortgage RB Series 1999A TOB Series 1999D<br>1.21%, 01/07/04 | 21,805 | 21,805 |
| ▶■ General Mortgage RB Series 2002A TOB Series 197<br>1.30%, 01/07/04 | 5,995 | 5,995 |
| ■ Housing Development Bonds Series 2000A<br>1.25%, 01/07/04 | 18,715 | 18,715 |
| **Valdez** | | |
| ■ Marine Terminal Refunding RB (BP Pipelines) Series 2003C<br>1.30%, 01/02/04 | 800 | 800 |
| | | **47,315** |
| **Arizona 0.5%** | | |
| **Arizona Educational Loan Marketing Corp** | | |
| ✦▶■ Educational Loan RB Series 1990A<br>1.22%, 01/07/04 | 12,905 | 12,905 |
| ✦■ Educational Loan RB Series 1991A<br>1.20%, 01/07/04 | 3,000 | 3,000 |
| **Arizona Health Facilities Auth** | | |
| ✦▶■ Hospital RB (Northern Arizona Healthcare System) Series 1996B<br>1.25%, 01/07/04 | 7,250 | 7,250 |
| ✦▶■ RB (Arizona Voluntary Hospital Federation Pooled Loan Program) Series 1985A<br>1.25%, 01/07/04 | 13,300 | 13,300 |
| ✦▶■ RB (Arizona Voluntary Hospital Federation Pooled Loan Program) Series 1985B<br>1.25%, 01/07/04 | 9,330 | 9,330 |
| **Chandler IDA** | | |
| ✦■ IDRB (South Bay Circuits) Series 1999A<br>1.45%, 01/07/04 | 1,300 | 1,300 |
| **Phoenix Civic Improvement Corp** | | |
| ✦■ Subordinated Excise Tax RB (Airport Improvements) Series 1995<br>1.14%, 01/07/04 | 1,000 | 1,000 |
| **Yavapai Cnty IDA** | | |
| ✦▶■ Hospital RB (Yavapai Regional Medical Center) Series 1997B<br>1.25%, 01/07/04 | 14,350 | 14,350 |
| | | **62,435** |
| **Arkansas 0.1%** | | |
| **Arkansas Development Finance Auth** | | |
| ✦■ IDRB (C&C Holding Co) Series 1998<br>1.40%, 01/07/04 | 995 | 995 |
| **Independence Cnty** | | |
| ✦■ IDRB (Ideal Baking Co) Series 1997<br>1.40%, 01/07/04 | 2,800 | 2,800 |
| ✦■ IDRB (Townsends) Series 1996<br>1.30%, 01/07/04 | 9,000 | 9,000 |
| | | **12,795** |
| **California 5.0%** | | |
| **Access Loans For Learning Studen Loan Corp** | | |
| ✦■ Student Loan Program RB Series II-A1<br>1.30%, 01/07/04 | 35,000 | 35,000 |
| ✦■ Student Loan Program RB Series II-A2<br>1.30%, 01/07/04 | 20,000 | 20,000 |
| ✦■ Student Loan Program RB Series II-A3<br>1.30%, 01/07/04 | 23,700 | 23,700 |
| **California** | | |
| ✦ 2003-04 Fixed Rate RAN Subseries A-1<br>1.07%, 06/23/04 | 45,000 | 45,198 |
| ✦ 2003-04 Fixed Rate RAN Subseries A-2<br>1.07%, 06/23/04 | 78,400 | 78,745 |

| Issuer<br>Security Type, Project, Series,<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| ✚ 2003-04 Fixed Rate RAN Subseries A-3<br>1.07%, 06/23/04 | 35,000 | 35,154 |
| ✚ 2003-04 Fixed Rate RAN Subseries A-4<br>1.07%, 06/23/04 | 30,000 | 30,132 |
| ✚ 2003-04 Fixed Rate RAN Subseries A-6<br>1.07%, 06/23/04 | 25,000 | 25,110 |
| **California Dept of Water Resources** | | |
| ✚■ Power Supply RB Series 2002B-1<br>1.27%, 01/02/04 | 5,500 | 5,500 |
| ✚■ Power Supply RB Series 2002B-2<br>1.33%, 01/02/04 | 19,850 | 19,850 |
| ✚■ Power Supply RB Series 2002B-5<br>1.26%, 01/02/04 | 3,600 | 3,600 |
| ✚■ Power Supply RB Series 2002C-17<br>1.25%, 01/07/04 | 1,700 | 1,700 |
| ✚◗■ Power Supply RB Series 2002C-7<br>1.27%, 01/07/04 | 47,700 | 47,700 |
| **California HFA** | | |
| ✚◗■ Home Mortgage RB 2001 Series J<br>1.19%, 01/02/04 | 6,620 | 6,620 |
| ✚◗■ Home Mortgage RB 2002 Series B<br>1.38%, 01/02/04 | 5,000 | 5,000 |
| ✚◗■ Home Mortgage RB 2002 Series J<br>1.19%, 01/02/04 | 12,000 | 12,000 |
| ◗■ S/F Mortgage RB Draw Down Series 2003B TOB Series PT-843<br>1.37%, 01/07/04 | 7,870 | 7,870 |
| **California Pollution Control Finance Auth** | | |
| ✚■ Solid Waste Disposal Refunding RB (Waste Management) Series 2002A<br>1.29%, 01/07/04 | 500 | 500 |
| **California School Cash Reserve Program Auth** | | |
| ✚ 2003 Pool Bonds Series A<br>0.90%, 07/06/04 | 38,870 | 39,087 |
| **CHELA Financial** | | |
| ✚■ Student Loan RB Series 1987C<br>0.95%, 07/01/04 | 71,000 | 71,000 |
| ✚■ Student Loan Senior Lien Refunding RB Series 1992 A-4<br>1.15%, 04/01/04 | 10,725 | 10,725 |
| **Los Angeles** | | |
| 2003-04 TRAN<br>0.95%, 06/30/04 | 25,000 | 25,129 |
| **Los Angeles Cnty** | | |
| 2003-04 TRAN Series A<br>1.08%, 06/30/04 | 13,000 | 13,058 |
| **Metropolitan Water District of Southern Californa** | | |
| ◗■ Water RB Series B-4<br>1.03%, 01/07/04 | 3,600 | 3,600 |
| **Sacramento Cnty** | | |
| 2003-2004 TRAN Series A<br>0.95%, 07/30/04 | 25,000 | 25,150 |
| **Southern California Home Financing Auth** | | |
| ◗■ S/F Mortgage RB Draw Down Series 2002 TOB Series PT-629<br>1.33%, 01/07/04 | 38,640 | 38,640 |
| | | **629,768** |

**Colorado 2.6%**

| Issuer<br>Security Type, Project, Series,<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| **Arapahoe Cnty** | | |
| ✚■ Refunding IDRB (Denver Jetcenter) Series 1997<br>1.25%, 01/30/04 | 3,500 | 3,500 |
| **Arvada** | | |
| ✚◗■ Water Enterprise RB Series 2001<br>1.20%, 02/02/04 | 4,200 | 4,200 |
| **Colorado Housing & Finance Auth** | | |
| ✚■ Economic Development RB (Pemracs) Series 2000A<br>1.40%, 01/07/04 | 3,715 | 3,715 |

*See financial notes.*

## Portfolio Holdings continued

| Issuer<br>Security Type, Project, Series,<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| S/F Mortgage Class I Bonds<br>Series 2003C4<br>1.18%, 11/01/04 | 5,000 | 5,000 |
| S/F Mortgage Class I Bonds<br>Series 2003C5<br>1.13%, 11/01/04 | 13,000 | 13,000 |
| ◗■ S/F Program Senior Bonds<br>Series 1995D TOB Series<br>1999M<br>1.38%, 01/07/04 | 3,120 | 3,120 |
| **Colorado Student Loan Auth** | | |
| +◗■ Senior Lien Student Loan RB<br>Series 1999A-2<br>1.15%, 01/07/04 | 28,400 | 28,400 |
| +◗■ Senior Lien Student Loan RB<br>Series 1999A-3<br>1.15%, 01/07/04 | 29,800 | 29,800 |
| +◗■ Student Loan Program Senior<br>Bonds Series 1990A<br>1.18%, 01/07/04 | 14,400 | 14,400 |
| +◗■ Student Loan RB Series 1989A<br>1.15%, 01/07/04 | 49,400 | 49,400 |
| **Denver City & Cnty** | | |
| +■ Airport System RB Series 1992F<br>1.22%, 01/07/04 | 18,250 | 18,250 |
| +■ Airport System RB Series 1992G<br>1.22%, 01/07/04 | 18,725 | 18,725 |
| +◗■ Airport System Refunding RB<br>Series 2000B<br>1.33%, 01/07/04 | 10,000 | 10,000 |
| +◗■ Airport System Refunding RB<br>Series 2000C<br>1.22%, 01/07/04 | 50,000 | 50,000 |
| + Airport System Refunding RB<br>Series 2001A<br>1.10%, 11/15/04 | 9,550 | 9,893 |
| +◗■ Refunding COP (Wellington E.<br>Webb Municipal Office<br>Building) Series 2003 C-3<br>1.17%, 01/07/04 | 20,000 | 20,000 |
| **Lowry Economic Development<br>Auth** | | |
| +■ IDRB Series 2002B<br>1.15%, 01/07/04 | 14,140 | 14,140 |
| +■ Refunding RB Series 2002A<br>1.15%, 01/07/04 | 11,360 | 11,360 |

| Issuer<br>Security Type, Project, Series,<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| **Regional Transportation District** | | |
| + Subordinate Lien Sales Tax<br>Revenue TECP Series 2001A<br>1.05%, 02/05/04 | 7,500 | 7,500 |
| **Smith Creek** | | |
| +■ RB Series 1997<br>1.30%, 01/07/04 | 2,250 | 2,250 |
| **Westminster Economic<br>Development Auth** | | |
| +■ Tax Increment RB (Westminster<br>Plaza) Series 1997A<br>1.45%, 01/07/04 | 6,430 | 6,430 |
| | | **323,083** |
| | | |
| **Connecticut  0.0%** | | |
| **Connecticut Health &<br>Educational Facilities Auth** | | |
| ■ RB (Yale University) Series X-2<br>1.15%, 01/07/04 | 5,000 | **5,000** |
| **Delaware  0.7%** | | |
| **Delaware Economic<br>Development Auth** | | |
| +◗■ RB (Hospital Billing & Collection<br>Service) Series 1985<br>1.14%, 01/07/04 | 22,820 | 22,820 |
| +◗■ RB (Hospital Billing & Collection<br>Service) Series 1985C<br>1.14%, 01/07/04 | 14,855 | 14,855 |
| **New Castle Cnty** | | |
| +■ Airport Facility RB (Flightsafety<br>International) Series 2002<br>1.33%, 01/07/04 | 16,600 | 16,600 |
| **Sussex Cnty** | | |
| +■ IDRB (Perdue-Agrirecycle)<br>Series 2000<br>1.30%, 01/07/04 | 5,300 | 5,300 |
| +■ RB (Baywood) Series 1997A<br>1.40%, 01/07/04 | 2,400 | 2,400 |
| **Wilmington** | | |
| +■ RB (Delaware Art Museum)<br>Series 2003<br>1.15%, 01/07/04 | 21,800 | 21,800 |
| | | **83,775** |

| Issuer<br>Security Type, Project, Series,<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| **District of Columbia  1.6%** | | |
| **District of Columbia** | | |
| ✚■ Enterprise Zone RB (Crowell & Moring) Series 2001 | | |
| 1.25%, 01/07/04 | 4,100 | 4,100 |
| Fiscal Year 2004 GO TRAN | | |
| 1.12%, 09/30/04 | 125,000 | 125,814 |
| ✚▶■ GO Bonds Series 2003D-1 | | |
| 1.06%, 01/07/04 | 22,900 | 22,900 |
| ✚▶■ GO Bonds Series 2003D-3 | | |
| 1.06%, 01/07/04 | 20,000 | 20,000 |
| ✚▶■ GO Refunding Bonds Series 1999B TOB Series PT-750 | | |
| 1.05%, 02/12/04 | 14,640 | 14,640 |
| ✚▶■ GO Refunding Bonds Series 1999B TOB Series PT-806 | | |
| 1.30%, 01/07/04 | 6,215 | 6,215 |
| ✚■ RB (American Psychological Assn) Series 2003 | | |
| 1.30%, 01/07/04 | 2,770 | 2,770 |
| ✚■ RB (Arnold & Porter) Series 1999 | | |
| 1.30%, 01/07/04 | 2,700 | 2,700 |
| **Washington DC Metropolitan Area Transit Auth** | | |
| ✚▶■ Gross Revenue Transit Refunding Bonds Series 2003 TOB Series 245 | | |
| 1.10%, 04/29/04 | 8,360 | 8,360 |
| | | **207,499** |
| **Florida  2.5%** | | |
| **Brevard Cnty SD** | | |
| RAN Series 2003 | | |
| 1.13%, 04/30/04 | 14,450 | 14,479 |
| **Broward Cnty SD** | | |
| GO Refunding Bonds Series 2002A | | |
| 1.00%, 02/15/04 | 3,000 | 3,015 |
| **Charlotte County HFA** | | |
| ✚■ M/F Housing RB Series 2000 (Murdock Circle Apartments Project) | | |
| 1.20%, 01/07/04 | 25 | 25 |

| Issuer<br>Security Type, Project, Series,<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| **Gulf Breeze** | | |
| ✚▶■ Local Government Loan Program RB Series 1985B | | |
| 1.22%, 01/07/04 | 1,545 | 1,545 |
| ✚▶■ Local Government Loan Program RB Series 1985C | | |
| 1.22%, 01/07/04 | 29,215 | 29,215 |
| ✚▶■ Local Government Loan Program RB Series 1985E | | |
| 1.15%, 01/07/04 | 3,505 | 3,505 |
| **Hillsborough Cnty** | | |
| ✚ Capital Improvement Program TECP, Series B | | |
| 1.00%, 01/15/04 | 3,500 | 3,500 |
| 1.05%, 02/10/04 | 3,000 | 3,000 |
| **Jacksonville** | | |
| ✚■ Refunding IDRB (Pavillion Associates, Ltd.) Series 1996 | | |
| 1.10%, 01/07/04 | 260 | 260 |
| **Jacksonville Electric Auth** | | |
| ▶■ Electric System RB Series Three 2000A TOB Series 2000FF | | |
| 1.21%, 01/07/04 | 3,585 | 3,585 |
| **Miami-Dade Cnty** | | |
| ✚ Aviation TECP (Miami International Airport) Series A | | |
| 1.01%, 02/09/04 | 4,500 | 4,500 |
| ✚ Aviation TECP (Miami International Airport) Series B | | |
| 1.05%, 01/07/04 | 10,117 | 10,117 |
| **Orange Cnty HFA** | | |
| ✚■ Housing Refunding RB (Highland Pointe Apts) Series 1998J | | |
| 1.25%, 01/07/04 | 7,455 | 7,455 |
| ✚■ M/F Housing RB (West Pointe Villas Apts) Series 2000F | | |
| 1.25%, 01/07/04 | 5,750 | 5,750 |
| ✚■ M/F Housing Refunding RB (Andover Place Apts) Series 1998F | | |
| 1.25%, 01/07/04 | 7,770 | 7,770 |
| ✚■ M/F Housing Refunding RB (Heather Glen Apts) Series 2001E | | |
| 1.08%, 01/07/04 | 3,600 | 3,600 |

## Portfolio Holdings continued

| Issuer<br>Security Type, Project, Series,<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| **Orlando & Orange Cnty Expressway Auth** | | |
| ✛▸■ Expressway Refunding RB Series 2003 C-2<br>1.20%, 01/07/04 | 4,500 | 4,500 |
| ✛▸■ Expressway Refunding RB Series 2003 C-4<br>1.20%, 01/07/04 | 8,830 | 8,830 |
| ✛ Expressway Refunding RB Series 2003A<br>0.94%, 07/01/04 | 3,455 | 3,490 |
| **Orlando Utilities Commission** | | |
| ▸■ Water & Electric RB Series 2002B<br>1.10%, 01/07/04 | 67,800 | 67,800 |
| **Palm Beach Cnty** | | |
| ✛■ Economic Development Refunding & Improvement RB (YMCA) Series 2003<br>1.15%, 01/07/04 | 13,700 | 13,700 |
| ✛■ RB (Raymond F. Kravis Center for the Performing Arts) Series 2002<br>1.20%, 01/07/04 | 4,900 | 4,900 |
| **Palm Beach Cnty SD** | | |
| ✛▸■ COP Series 2002B<br>1.17%, 01/07/04 | 19,400 | 19,400 |
| **Pasco Cnty School Board** | | |
| ✛▸■ COP Series 1996<br>1.25%, 01/07/04 | 3,100 | 3,100 |
| **Pinellas Cnty Educational Facilities Auth** | | |
| ✛■ RB (Canterbury School) Series 2000<br>1.10%, 01/07/04 | 2,040 | 2,040 |
| ✛■ RB (Shorecrest Preparatory School) Series 2001<br>1.10%, 01/07/04 | 1,000 | 1,000 |
| **Pinellas Cnty IDA** | | |
| ✛■ RB (Pact) Series 2003<br>1.25%, 01/07/04 | 8,100 | 8,100 |
| **Pinellas Cnty Industry Council** | | |
| ✛■ RB (Operation Par) Series 1999<br>1.20%, 01/07/04 | 5,055 | 5,055 |

| Issuer<br>Security Type, Project, Series,<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| **Polk Cnty School Board** | | |
| ✛▸■ COP (Master Lease Program) Series 2003A<br>1.17%, 01/07/04 | 1,000 | 1,000 |
| **Santa Rosa Cnty** | | |
| ✛■ Health Facilities RB (Baptist Hospital) Series 2003<br>1.25%, 01/07/04 | 7,905 | 7,905 |
| **Sunshine State Govt Finance Commission** | | |
| ✛▸ TECP Series 1998A<br>0.95%, 02/09/04 | 13,975 | 13,975 |
| ✛▸ TECP Series C<br>0.95%, 02/09/04 | 7,595 | 7,595 |
| **Tallahassee-Leon Cnty Civic Center Auth** | | |
| ✛■ Capital Improvement RB Series 1998A<br>1.20%, 01/07/04 | 13,400 | 13,400 |
| **Tampa** | | |
| ✛▸■ Occupational License Tax Refunding Bonds Series 2002B<br>1.06%, 01/07/04 | 7,000 | 7,000 |
| ✛■ RB (Tampa Preparatory School) Series 2000<br>1.10%, 01/07/04 | 11,000 | 11,000 |
| **Tampa Bay Water Utility** | | |
| ✛■ Utility System RB Series 2002<br>1.35%, 01/07/04 | 6,400 | 6,400 |
| | | **311,511** |
| **Georgia  5.0%** | | |
| **Athens-Clark Cnty Development Auth** | | |
| ✛■ RB (University of Georgia Athletic Association) Series 2003<br>1.30%, 01/02/04 | 4,400 | 4,400 |
| **Athens-Clark Cnty Joint Development Auth** | | |
| ✛■ IDRB (Mayfield Dairy Farms) 1996<br>1.35%, 01/07/04 | 7,350 | 7,350 |

| Issuer Security Type, Project, Series, Rate, Maturity Date | Face Amount ($ x 1,000) | Value ($ x 1,000) |
|---|---|---|
| **Atlanta** | | |
| +▶■ Airport General Refunding RB Series 2000A TOB Series 2000-376 1.33%, 01/07/04 | 11,195 | 11,195 |
| +▶■ Airport General Refunding RB Series 2000C TOB Series PT-737 1.34%, 01/07/04 | 3,385 | 3,385 |
| + Airport General Refunding RB Series 2003RF-A 0.89%, 01/01/04 | 15,895 | 15,895 |
| +▶■ Airport General Refunding RB Series 2003RF-B1 1.25%, 01/07/04 | 73,330 | 73,330 |
| +▶■ Airport General Refunding RB Series 2003RF-C2 1.20%, 01/07/04 | 16,710 | 16,710 |
| +▶■ Airport General Refunding RB Series 2003RF-D TOB Series PT-901 1.33%, 01/07/04 | 6,180 | 6,180 |
| **Atlanta Urban Residential Finance Auth** | | |
| +■ M/F Housing RB (Brentwood Creek Apts ) Series 1999 1.30%, 01/07/04 | 4,525 | 4,525 |
| +■ M/F Housing RB (Brentwood Meadows Apts ) Series 1999 1.30%, 01/07/04 | 2,935 | 2,935 |
| +■ M/F Housing RB (Brentwood Village Apts ) Series 1999 1.30%, 01/07/04 | 5,940 | 5,940 |
| +■ M/F Housing RB (Carver Redevelopment Phase III) Series 2001 1.25%, 01/07/04 | 3,500 | 3,500 |
| +■ M/F Housing RB (Delmonte/ Brownlee Court), Series 2001A 1.30%, 01/07/04 | 4,600 | 4,600 |
| +■ M/F Housing RB (M St Apts) Series 2003 1.33%, 01/07/04 | 7,000 | 7,000 |
| +■ M/F Housing RB (Peaks at West Atlanta Apts) Series 2001 1.25%, 01/07/04 | 5,000 | 5,000 |

| Issuer Security Type, Project, Series, Rate, Maturity Date | Face Amount ($ x 1,000) | Value ($ x 1,000) |
|---|---|---|
| +■ M/F Senior Housing RB (Big Bethel Village) Series 2001 1.25%, 01/07/04 | 4,500 | 4,500 |
| **Augusta Housing Auth** | | |
| +■ M/F Housing RB (G-Hope) Series 2001 1.30%, 01/07/04 | 3,800 | 3,800 |
| **Bartow Cnty** | | |
| +■ IDRB (Bartow Paving Co) Series 1998 1.40%, 01/07/04 | 2,000 | 2,000 |
| +■ IDRB (CW Matthews Contracting Co) Series 1997 1.35%, 01/07/04 | 800 | 800 |
| **Cartersville Development Auth** | | |
| +■ IDRB (Cartersville Facilities) Series 1998 1.37%, 01/07/04 | 2,000 | 2,000 |
| **Cherokee Cnty** | | |
| +■ IDRB (Universal Alloy Corp) Series 1996 1.35%, 01/07/04 | 2,300 | 2,300 |
| **Clayton Cnty Development Auth** | | |
| +■ IDRB (Wilson Holdings) Series 1998 1.35%, 01/07/04 | 600 | 600 |
| +■ Special Facilities RB (Delta Air Lines) Series 2000C 1.25%, 01/07/04 | 19,500 | 19,500 |
| **Clayton Cnty Housing Auth** | | |
| +■ M/F Housing RB (Hyde Park Club Apts) Series 1997 1.25%, 01/07/04 | 12,195 | 12,195 |
| **Cobb Cnty Housing Auth** | | |
| +■ M/F Housing RB (Walton Green Apts) Series 1995 1.35%, 01/07/04 | 13,500 | 13,500 |
| +■ M/F Housing RB (Woodchase Village Apt) Series 2003 1.33%, 01/07/04 | 4,000 | 4,000 |
| +■ M/F Housing Refunding RB (Walton Park Apts) Series 2000 1.30%, 01/07/04 | 21,100 | 21,100 |

## Portfolio Holdings continued

| Issuer<br>Security Type, Project, Series,<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| **Columbus Development Auth** | | |
| +■ RB (Foundation Properties) Series 2000 | | |
| 1.30%, 01/07/04 | 3,900 | 3,900 |
| +■ RB (Foundation Properties) Series 2002 | | |
| 1.30%, 01/07/04 | 11,500 | 11,500 |
| **Columbus Housing Auth** | | |
| +■ M/F Housing RB (Eagles Trace Apts) Series 2002 | | |
| 1.25%, 01/07/04 | 6,400 | 6,400 |
| **Crisp Cnty - Cordele IDA** | | |
| +■ RB (Georgia Ductile) Series 2000 | | |
| 1.32%, 01/07/04 | 13,400 | 13,400 |
| **Dalton Development Auth** | | |
| +■ Revenue Certificates (Hamilton Health Care System) Series 2003B | | |
| 1.25%, 01/07/04 | 10,750 | 10,750 |
| **Dawson Cnty** | | |
| +■ IDRB (World Wide Mnfg) Series 1998 | | |
| 1.40%, 01/07/04 | 2,450 | 2,450 |
| **Dekalb Cnty Development Auth** | | |
| +■ RB (Arbor Montessori School) Series 1998 | | |
| 1.20%, 01/07/04 | 1,100 | 1,100 |
| **Dekalb Cny Housing Auth** | | |
| +■ M/F Housing RB (Brittany Apts) Series 2001 | | |
| 1.30%, 01/07/04 | 8,000 | 8,000 |
| +■ M/F Housing RB (Eagles Trace Apts) Series 1996 | | |
| 1.17%, 01/07/04 | 8,950 | 8,950 |
| +■ M/F Housing RB (Mountain Crest Apts) Series 2002 | | |
| 1.25%, 01/07/04 | 7,915 | 7,915 |
| +■ M/F Housing RB (Villas of Friendly Heights Apts) Series 2001 | | |
| 1.30%, 01/07/04 | 3,575 | 3,575 |
| +■ M/F Housing RB (Wesley Club Apts) Series 2002 | | |
| 1.25%, 01/07/04 | 5,970 | 5,970 |

| Issuer<br>Security Type, Project, Series,<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| **Douglas Cnty IDA** | | |
| +■ IDRB (Blue Circle Aggregates) Series 1997 | | |
| 1.35%, 01/07/04 | 3,800 | 3,800 |
| **Effingham Cnty IDA** | | |
| +■ RB (TEMCOR) Series 2001 | | |
| 1.30%, 01/07/04 | 4,000 | 4,000 |
| **Fayette Cnty Dev Auth** | | |
| +■ Educational Facilities RB (Catholic School Properties) Series 1999 | | |
| 1.25%, 01/07/04 | 10,100 | 10,100 |
| **Forsyth Cnty Dev Auth** | | |
| +■ Economic Development RB (Federal Road) Series 2001 | | |
| 1.25%, 01/07/04 | 7,000 | 7,000 |
| **Fulton Cnty Building Auth** | | |
| + Refunding RB (County Government & Health Facilities) Series 2002C | | |
| 1.28%, 01/01/04 | 4,725 | 4,725 |
| **Fulton Cnty Dev Auth** | | |
| +■ RB (Atlanta International School) Series 1997 | | |
| 1.20%, 01/07/04 | 2,600 | 2,600 |
| +■ RB (Robert W. Woodruff Arts Center) Series 1993 | | |
| 1.25%, 01/07/04 | 10,000 | 10,000 |
| +■ RB (Trinity School) Series 2001 | | |
| 1.20%, 01/07/04 | 7,000 | 7,000 |
| **Gainesville Redeveloment Auth** | | |
| +■ Educational Facilities RB (Riverside Military Academy) Series 1999 | | |
| 1.25%, 01/07/04 | 29,800 | 29,800 |
| **Georgia** | | |
| ◖■ GO Bonds 2001B TOB Series PT-897R | | |
| 1.25%, 01/07/04 | 10,575 | 10,575 |
| ◖■ GO Bonds Series 1998B TOB Series 981003 | | |
| 1.30%, 01/07/04 | 20,245 | 20,245 |
| **Gordon Cnty Development Auth** | | |
| +■ RB (Constantine Dyeing) Series 2001 | | |
| 1.25%, 01/07/04 | 4,150 | 4,150 |

| Issuer Security Type, Project, Series, Rate, Maturity Date | Face Amount ($ x 1,000) | Value ($ x 1,000) |
|---|---|---|
| **Gwinnett Cnty Housing Auth** | | |
| +■ M/F Housing RB (Post Court) Series 1998 1.15%, 01/07/04 | 5,000 | 5,000 |
| **Hart Cnty** | | |
| +■ IDRB (Awh Corp) Series 1999 1.35%, 01/07/04 | 4,300 | 4,300 |
| +■ Refunding RB & IDRB (Dundee Mills) Series 1994 1.30%, 01/07/04 | 2,505 | 2,505 |
| **Houston Cnty Development Auth** | | |
| +■ IDRB (Douglas Asphalt Co) Series 2000 1.30%, 01/07/04 | 2,100 | 2,100 |
| **Jefferson Cnty Dev Auth** | | |
| +■ IDRB (Grove River Mills) Series 1997 1.40%, 01/07/04 | 2,100 | 2,100 |
| **Laurens Cnty Development Auth** | | |
| +■ Solid Waste Disposal RB (Southeast Paper Mnfg Co) Series 1993 1.35%, 01/07/04 | 25,000 | 25,000 |
| +■ Solid Waste Disposal RB (Southeast Paper Mnfg Co) Series 1997 1.35%, 01/07/04 | 26,000 | 26,000 |
| **Lawrenceville Housing Auth** | | |
| +■ M/F Housing RB (Chatham Club Apts) Series 2002 1.40%, 01/07/04 | 7,700 | 7,700 |
| **Lowndes Cnty Development Auth** | | |
| +■ M/F Housing RB (FMPH Valdosta Partnership) Series 1999 1.30%, 01/07/04 | 4,840 | 4,840 |
| **Macon-Bibb Cnty Hospital Auth** | | |
| +■ Revenue Anticipation Certificates (Medical Center of Central Georgia) Series 1998 1.20%, 01/07/04 | 4,000 | 4,000 |
| **Miller Cnty Development Auth** | | |
| +■ IDRB (Birdsong Corp) Series 2000 1.30%, 01/07/04 | 2,700 | 2,700 |

| Issuer Security Type, Project, Series, Rate, Maturity Date | Face Amount ($ x 1,000) | Value ($ x 1,000) |
|---|---|---|
| **Pike Cnty Development Auth** | | |
| +■ IDRB (Southern Mills) Series 2003 1.40%, 01/07/04 | 4,000 | 4,000 |
| **Roswell Housing Auth** | | |
| +■ M/F Housing Refunding RB (Wood Crossing) Series 1994 1.25%, 01/07/04 | 11,650 | 11,650 |
| **Savannah Economic Development Auth** | | |
| +■ Exempt Facility RB (Georgia Kaolin Terminal) Series 1997 1.35%, 01/07/04 | 11,000 | 11,000 |
| +■ Exempt Facility RB (Home Depot) Series 1995B 1.30%, 01/07/04 | 5,000 | 5,000 |
| +■ First Mortgage RB (Marshes of Skidaway Island) Series 2003C 1.30%, 01/07/04 | 15,000 | 15,000 |
| **Savannah Housing Auth** | | |
| +■ M/F Housing RB (Indigo Pointe Apts) Series 2001A-1 1.30%, 01/07/04 | 3,500 | 3,500 |
| +■ M/F Housing RB (Live Oak Plantation Apts) Series 2001A-1 1.30%, 01/07/04 | 2,500 | 2,500 |
| **Summerville Development Auth** | | |
| +■ Exempt Facility RB (Image Industries) Series 1997 1.32%, 01/07/04 | 11,000 | 11,000 |
| **Thomasville Hospital Auth** | | |
| +■ Revenue Anticipation Certificates (John D. Archbold Memorial Hospital) Series 2003 1.15%, 01/07/04 | 5,900 | 5,900 |
| **Walton Cnty Development Auth** | | |
| +■ RB (Tucker Door & Trim Corp) Series 2000 1.40%, 01/07/04 | 2,600 | 2,600 |
| **Webster Cnty IDA** | | |
| +■ IDRB (Tolleson Lumber Co) Series 1999 1.35%, 01/07/04 | 4,800 | 4,800 |

## Portfolio Holdings continued

| Issuer<br>Security Type, Project, Series,<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| **Whitfield Cnty Dev Auth**<br>✛◼ RB (Product Concepts Residential) Series 2001<br>1.25%, 01/07/04 | 720 | 720 |
| **Winder-Barrow Cnty Joint Development Auth**<br>✛◼ Solid Waste Disposal RB (Republic Services) Series 2002<br>1.25%, 01/07/04 | 6,000 | 6,000 |
| **Winder-Barrow Industrial Building Auth**<br>✛◼ IDRB (Progress Container Corp) Series 2000<br>1.30%, 01/07/04 | 2,795 | 2,795 |
| **Worth Cnty**<br>✛◼ Refunding IDRB (Seabrook Peanut Co) Series 1996B<br>1.30%, 01/07/04 | 1,300 | 1,300 |
| | | **630,155** |
| **Hawaii  0.7%** | | |
| **Hawaii**<br>✛▸◼ Special Purpose Refunding RB Series 2000 (Hawaiian Electric Co) TOB Series PA-795R<br>1.33%, 01/07/04 | 9,095 | 9,095 |
| **Hawaii Airports System**<br>✛▸◼ Airport System Refunding RB Series 2000B TOB Series PT-830<br>1.34%, 01/07/04 | 2,215 | 2,215 |
| ✛◼ Airport System Refunding RB Series 2003<br>1.00%, 07/01/04 | 25,000 | 25,124 |
| **Hawaii Housing Finance & Development Corp**<br>▸◼ S/F Mortgage Purchase RB TOB Series 1997I<br>1.38%, 01/07/04 | 5,340 | 5,340 |
| **Honolulu City & County**<br>✛▸◼ GO Bonds Series 2001C<br>1.18%, 12/02/04 | 33,300 | 33,300 |

| Issuer<br>Security Type, Project, Series,<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| ✛▸◼ GO Bonds Series 2003A TOB Series 237<br>1.30%, 01/07/04 | 14,995 | 14,995 |
| | | **90,069** |
| **Idaho  0.0%** | | |
| **Idaho HFA**<br>✛◼ Housing RB (Assisted Living Concepts) Series 1997<br>1.40%, 01/07/04 | 3,190 | 3,190 |
| **Idaho State University Foundation**<br>✛◼ RB Series 2001 (LE & Thelma E. Stephens Performing Arts Center) Series 2001<br>1.30%, 01/07/04 | 3,955 | 3,955 |
| | | **7,145** |
| **Illinois  7.9%** | | |
| **Aurora**<br>✛◼ M/F Housing Refunding RB (Apts of Fox Valley Villages) Series 1999A<br>1.20%, 01/07/04 | 9,445 | 9,445 |
| **Carol Stream**<br>✛◼ M/F Housing Refunding RB (St Charles Square) Series 1997<br>1.30%, 01/07/04 | 4,415 | 4,415 |
| **Chicago**<br>▸◼ Collateralized S/F Mortgage RB Series 1999A TOB Series 1999N<br>1.38%, 01/07/04 | 4,425 | 4,425 |
| ✛ GO Tender Notes Series 2003<br>1.15%, 01/07/04 | 2,000 | 2,000 |
| ✛▸◼ GO Bonds Series 2002B<br>1.28%, 01/07/04 | 20,000 | 20,000 |
| ✛ GO Refunding Bonds Series 2002A<br>1.19%, 01/01/04 | 5,180 | 5,180 |
| ✛▸◼ GO Refunding Bonds Series 2003 B-1<br>1.23%, 01/07/04 | 43,000 | 43,000 |
| ✛◼ IDRB (Morse Automotive Corp) Series 1995<br>1.40%, 01/07/04 | 1,400 | 1,400 |

| Issuer Security Type, Project, Series, Rate, Maturity Date | Face Amount ($ x 1,000) | Value ($ x 1,000) |
|---|---|---|
| ✚▶■ Midway Airport RB Series 1998C TOB Series 981305 1.30%, 01/07/04 | 24,480 | 24,480 |
| ✚■ RB (Homestart Program) Series 2000A 1.37%, 01/07/04 | 10,000 | 10,000 |
| ✚■ Second Lien Water RB Series 2000 1.15%, 01/07/04 | 2,000 | 2,000 |
| ▶■ Senior Lien Water RB Series 2000 TOB Series 20001309 1.30%, 01/07/04 | 12,975 | 12,975 |
| ✚ Skyway Toll Bridge Refunding RB 0.87%, 01/01/04 | 5,000 | 5,100 |
| **Chicago Board of Education** | | |
| ✚▶■ Unlimited Tax GO Bonds Series 1997 TOB Series 2000-467x 1.29%, 01/07/04 | 7,120 | 7,120 |
| **Chicago O'Hare International Airport** | | |
| ✚■ General Airport Second Lien RB Series 1988B 1.13%, 01/07/04 | 13,000 | 13,000 |
| ✚■ General Airport Second Lien RB Series 1994B 1.25%, 01/07/04 | 41,484 | 41,484 |
| ✚▶■ General Airport Third Lien Refunding RB Series 2003 A-2 TOB Series 239 1.35%, 01/07/04 | 5,295 | 5,295 |
| ✚▶■ General Airport Third Lien Refunding RB Series 2003 B-2 TOB Series 368Z 1.33%, 01/07/04 | 10,800 | 10,800 |
| ✚▶■ Second Lien Passenger Facility Charge RB Series 2001A TOB Series 2001 B6 1.26%, 01/07/04 | 11,070 | 11,070 |
| ✚▶■ Second Lien Passenger Facility Charge RB Series 2001A TOB Series PT-755 1.34%, 01/07/04 | 6,315 | 6,315 |
| ✚■ Special Facilities RB (O'Hare Tech Center II) Series 2002 1.35%, 01/07/04 | 15,500 | 15,500 |

| Issuer Security Type, Project, Series, Rate, Maturity Date | Face Amount ($ x 1,000) | Value ($ x 1,000) |
|---|---|---|
| ✚■ Special Facility Refunding RB (Lufthansa German Airlines) Series 2001 1.11%, 01/07/04 | 43,770 | 43,770 |
| **Dupage Cnty** | | |
| ✚■ RB (Morton Arboretum) Series 2003 1.21%, 01/07/04 | 10,000 | 10,000 |
| **East Dundee, Kane & Cook Counties** | | |
| ✚■ IDRB (Otto Engineering) Series 1998 1.35%, 01/07/04 | 1,950 | 1,950 |
| **Elmhurst** | | |
| ✚■ IDRB (Elm Machining Corp) Series 1997 1.55%, 01/07/04 | 1,880 | 1,880 |
| **Gilberts Special Service Area #10** | | |
| ✚■ Special Tax Bonds (Timber Trails) Series 2001 1.20%, 01/07/04 | 2,360 | 2,360 |
| **Hampshire** | | |
| ✚■ IDRB (Poli-Film America) Series 1998A 1.40%, 01/07/04 | 4,000 | 4,000 |
| **Illinois** | | |
| ✚▶■ Civic Center Bonds Series 1991 TOB Series 2002N 1.33%, 01/07/04 | 2,940 | 2,940 |
| ✚▶■ GO Bonds Illinois First Series 2000 TOB Series 20001304 1.30%, 01/07/04 | 14,000 | 14,000 |
| ✚▶■ GO Bonds Illinois First Series 2000 TOB Series 2001-2 1.21%, 01/07/04 | 5,000 | 5,000 |
| ✚▶■ GO Bonds Illinois First Series 2002 TOB Series 20021305 1.30%, 01/07/04 | 14,125 | 14,125 |
| GO Bonds Series 1994 0.83%, 08/01/04 | 3,860 | 4,049 |
| ▶■ GO Bonds Series 2003B 1.28%, 01/07/04 | 5,000 | 5,000 |
| GO COP Series 2003 0.98%, 05/15/04 | 200,000 | 200,380 |

## Portfolio Holdings continued

| Issuer<br>Security Type, Project, Series,<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| **Illinois Development Finance Auth** | | |
| +■ Development RB (Korex Corp) Series 1990<br>1.40%, 01/07/04 | 4,000 | 4,000 |
| +▶■ Gas Supply Refunding RB Series 2003E (People's Gas) TOB Series 2003B<br>1.38%, 01/07/04 | 14,995 | 14,995 |
| +■ IDRB (Arc-Tronics) Series 1999<br>1.20%, 01/07/04 | 2,190 | 2,190 |
| +■ IDRB (Camcraft Inc) Series 1993<br>1.40%, 01/07/04 | 2,200 | 2,200 |
| +■ IDRB (Plano Molding Co) Series 1990<br>1.35%, 01/07/04 | 4,300 | 4,300 |
| +■ IDRB (Radiological Society of North America) Series 1997<br>1.35%, 01/07/04 | 3,730 | 3,730 |
| +■ IDRB (Rich Graphics Corp) Series 1996<br>1.55%, 01/07/04 | 2,335 | 2,335 |
| +■ IDRB (Roll Service Inc) Series 1998<br>1.20%, 01/07/04 | 2,230 | 2,230 |
| +■ Qualified Residential Rental Bonds (River Oaks) Series 1989<br>1.20%, 01/07/04 | 32,000 | 32,000 |
| +■ RB (Francis W. Parker School) Series 1999<br>1.12%, 01/07/04 | 2,500 | 2,500 |
| +■ RB (Aurora Central Catholic High School) Series 1994<br>1.45%, 01/07/04 | 1,000 | 1,000 |
| +■ RB (Carmel High School) Series 2003<br>1.20%, 01/07/04 | 3,200 | 3,200 |
| +■ RB (Catholic Charities Housing Development Corp) Series 1993A<br>1.35%, 01/07/04 | 9,160 | 9,160 |
| +■ RB (Catholic Charities Housing Development Corp) Series 1993B<br>1.35%, 01/07/04 | 910 | 910 |

| Issuer<br>Security Type, Project, Series,<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| +■ RB (Chicago Academy of Sciences) Series 1997<br>1.20%, 01/07/04 | 2,715 | 2,715 |
| +■ RB (Chicago Academy of Sciences) Series 1998<br>1.20%, 01/07/04 | 5,700 | 5,700 |
| +■ RB (Chicago Horticultural Society) Series 1999<br>1.20%, 01/07/04 | 18,000 | 18,000 |
| +■ RB (Lake Forest Academy) Series 1994<br>1.20%, 01/07/04 | 4,000 | 4,000 |
| +■ RB (Loyola Academy) Series 2001<br>1.20%, 01/07/04 | 10,000 | 10,000 |
| +■ RB (McCormick Theological Seminary) Series 2001B<br>1.20%, 01/07/04 | 12,500 | 12,500 |
| ▶■ RB (Palos Community Hospital) Series 1998<br>1.21%, 01/07/04 | 10,000 | 10,000 |
| +■ RB (Perspectives Charter School) Series 2003<br>1.26%, 01/07/04 | 5,500 | 5,500 |
| +▶■ RB (Presbyterian Home Lake Forest Place) Series 1996A<br>1.20%, 01/07/04 | 7,000 | 7,000 |
| +■ RB (Presbyterian Homes Two Arbor Lane) Series 2001<br>1.20%, 01/07/04 | 9,000 | 9,000 |
| +■ RB (Rest Haven Convalescent Home) Series 1997<br>1.22%, 01/07/04 | 4,100 | 4,100 |
| +■ RB (Sacred Heart Schools) Series 2003<br>1.20%, 01/07/04 | 4,600 | 4,600 |
| +■ RB (Slovak American Charitable Assn) Series 2000<br>1.20%, 01/07/04 | 7,870 | 7,870 |
| +■ RB (St. Ignatius College Prep) Series 2002<br>1.20%, 01/07/04 | 2,500 | 2,500 |
| +■ RB (St. Ignatius College) Series 1994<br>1.20%, 01/07/04 | 2,200 | 2,200 |
| +■ RB (Wheaton Academy) Series 1998<br>1.20%, 01/07/04 | 9,000 | 9,000 |

| Issuer<br>Security Type, Project, Series,<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| ✚■ Residential Rental RB (FC Harris Pavilion) Series 1994 1.12%, 01/07/04 | 5,000 | 5,000 |
| ✚◗■ Water Facilities Refunding RB (Illinois-American Water Co) Series 2002 1.40%, 01/07/04 | 5,000 | 5,000 |
| **Illinois Education Facility Auth** | | |
| ✚■ RB (Chicago Historical Society) Series 1989 1.15%, 01/07/04 | 7,900 | 7,900 |
| ✚◗■ RB (Shedd Aquarium) Series 1997 TOB Series 1997U 1.21%, 01/07/04 | 2,000 | 2,000 |
| **Illinois Health Facilities Auth** | | |
| ✚■ RB (Bensenville Home Society) Series 1989A 1.13%, 01/07/04 | 2,125 | 2,125 |
| ✚■ RB (Villa St. Benedict) Series 2003B 1.35%, 01/07/04 | 10,250 | 10,250 |
| ✚■ RB (Washington & Jane Smith Home) Series 1991 1.20%, 01/07/04 | 2,800 | 2,800 |
| **Illinois Housing Development Auth** | | |
| Homeowner Mortgage Revenue Notes Series 2000A-1 1.13%, 04/29/04 | 8,000 | 8,000 |
| Homeowner Mortgage Revenue Notes Series 2003A-2 1.18%, 04/29/04 | 26,500 | 26,500 |
| ✚■ M/F Mortgage Refunding RB (Hyde Park Tower Apts) Series 2000A 1.20%, 01/07/04 | 4,500 | 4,500 |
| **Illinois Student Assistance Commission** | | |
| ✚■ Student Loan RB Series 1996A 1.17%, 01/07/04 | 7,600 | 7,600 |
| **Lombard** | | |
| ✚■ Refunding IDRB (B&H Partnership) Series 1995 1.65%, 01/07/04 | 1,850 | 1,850 |

| Issuer<br>Security Type, Project, Series,<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| **Metropolitan Pier & Exposition Auth** | | |
| ✚◗■ McCormick Place Expansion & Refunding Bonds Series 1999A-C TOB Series 20001305 1.30%, 01/07/04 | 9,790 | 9,790 |
| ✚ McCormick Place Expansion Refunding Bonds Series 1996A 1.15%, 12/15/04 | 5,000 | 5,229 |
| ✚◗■ McCormick Place Expansion Refunding Bonds Series 1998A TOB Series 981304 1.30%, 01/07/04 | 14,355 | 14,355 |
| ✚◗■ McCormick Place Expansion Refunding Bonds Series 2002B TOB Series 2002-A42 1.21%, 01/07/04 | 18,490 | 18,490 |
| **Metropolitan Water Reclamation District of Greater Chicago** | | |
| ◗■ GO Bonds Unlimited Tax Series 2002 1.15%, 01/07/04 | 12,000 | 12,000 |
| ◗■ GO Refunding Bonds Unlimited Tax Series 2002A 1.07%, 01/07/04 | 28,200 | 28,200 |
| **Oak Forest** | | |
| ✚■ RB (Homewood) Series 1989 1.25%, 01/07/04 | 10,000 | 10,000 |
| **Orland Park** | | |
| ✚■ IDRB (Orland Properties) Series 1986A 1.35%, 01/07/04 | 790 | 790 |
| **Palatine** | | |
| ✚■ Special Facility Limited Obligation RB (Little City for Community Development) Series 1998 1.20%, 01/07/04 | 4,000 | 4,000 |
| **Regional Transporation Auth** | | |
| ✚◗■ GO Refunding Bonds Series 1999 TOB Series 991302 1.30%, 01/07/04 | 12,055 | 12,055 |
| ✚◗■ GO Refunding Bonds TOB Series 991303 1.30%, 01/07/04 | 9,730 | 9,730 |

*See financial notes.*

## Portfolio Holdings continued

| Issuer / Security Type, Project, Series, Rate, Maturity Date | Face Amount ($ x 1,000) | Value ($ x 1,000) |
|---|---|---|
| **Richton Park** | | |
| +■ IDRB (Avatar Corp) Series 1997 1.40%, 01/07/04 | 1,900 | 1,900 |
| **Rockford** | | |
| +■ IDRB (Ring Can Corp) Series 1998 1.30%, 01/07/04 | 1,500 | 1,500 |
| +■ IDRB (Rockford Industrial Welding Supply) Series 1996 1.55%, 01/07/04 | 2,000 | 2,000 |
| **Tinley Park** | | |
| +■ IDRB (Beverly Mnfg Co) Series 1997A 1.53%, 01/07/04 | 2,165 | 2,165 |
| **University of Illinois** | | |
| +▶■ Auxiliary Facilities RB Series 1999A TOB Series 2000S 1.21%, 01/07/04 | 3,500 | 3,500 |
| **Will-Kankakee Regional Development Auth** | | |
| +■ IDRB Series 2002 (Toltec Steel Services) Series 2002 1.35%, 01/07/04 | 7,810 | 7,810 |
| **Yorkville** | | |
| +■ IDRB (FE Wheaton & Co) Series 1996 1.55%, 01/07/04 | 1,080 | 1,080 |
| | | **992,012** |
| **Indiana 3.5%** | | |
| **Elkhart Cnty** | | |
| +■ Economic Development RB (West Plains Apts) Series 1998A 1.25%, 01/07/04 | 1,900 | 1,900 |
| **Gary Redevelopment District** | | |
| +■ Economic Growth RB Series 2001A 1.35%, 01/07/04 | 5,670 | 5,670 |
| **Indiana Bond Bank** | | |
| + Advance Funding Program Notes Series 2003A 1.10%, 01/27/04 | 207,500 | 207,631 |
| + Midyear Funding Program Notes Series 2003A 0.93%, 04/15/04 | 67,000 | 67,061 |
| **Indiana Development Finance Auth** | | |
| +■ IDRB (Big Sky Park) Series 1999 1.35%, 01/07/04 | 5,400 | 5,400 |
| +■ IDRB (Cives Corp) Series 1998 1.35%, 01/07/04 | 7,150 | 7,150 |
| **Indiana Health Facilities Financing Auth** | | |
| +▶■ Insured RB Series 1985A 1.15%, 01/07/04 | 20,900 | 20,900 |
| RB (Ascension Health Credit Group) Series 2001A-2 0.98%, 07/02/04 | 45,000 | 45,000 |
| **Indiana HFA** | | |
| ▶■ S/F Mortgage RB Series 1998 D-2 TOB Series 1999A 1.38%, 01/07/04 | 9,995 | 9,995 |
| ▶■ S/F Mortgage RB Series 2000 B-2 TOB Series 2000P 1.40%, 01/07/04 | 6,795 | 6,795 |
| **Indiana University** | | |
| ▶■ Facility RB Series 2000 1.18%, 01/07/04 | 5,061 | 5,061 |
| **Indianapolis** | | |
| +■ M/F Housing RB (Nora Pines Apts) Series 2001 1.30%, 01/07/04 | 6,000 | 6,000 |
| +▶■ Thermal Energy System RB Series 2001A TOB Series 20011402 1.30%, 01/07/04 | 9,900 | 9,900 |
| **Indianapolis Local Public Improvement Bond Bank** | | |
| +▶■ Waterworks RB Series 2002A TOB Series 2001-784 1.29%, 01/07/04 | 8,000 | 8,000 |
| **Marion** | | |
| +■ Economic Development RB (Indiana Wesleyan Univ) Series 2000 1.15%, 01/07/04 | 7,500 | 7,500 |
| **St Joseph Cnty** | | |
| +■ Economic Development RB (Corby Apts) Series 1997B 1.30%, 01/07/04 | 3,430 | 3,430 |

| Issuer<br>Security Type, Project, Series,<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| ✛■ Economic Development RB (Pin Oaks Apts) Series 1997A 1.30%, 01/07/04 | 1,000 | 1,000 |
| ✛■ Economic Development RB (Western Manor Apts) Series 1997C 1.30%, 01/07/04 | 2,130 | 2,130 |
| ◗■ Educational Facilities RB (Univ of Notre Dame) Series 1998 1.15%, 01/07/04 | 4,200 | 4,200 |
| **University of Southern Indiana** | | |
| ✛◗■ Auxiliary System RB Series 2001B 1.15%, 01/07/04 | 10,600 | 10,600 |
| **Vigo Cnty** | | |
| ✛■ Economic Development RB (Sisters of Providence) Series 2001 1.40%, 01/07/04 | 3,500 | 3,500 |
| | | 438,823 |
| **Iowa  1.1%** | | |
| **Iowa** | | |
| TRAN Series 2003 1.05%, 06/29/04 | 78,000 | 78,362 |
| **Iowa Higher Education Loan Auth** | | |
| ✛■ Private College Facility RB (Graceland Univ) Series 2003 1.30%, 01/07/04 | 2,000 | 2,000 |
| **Iowa School Corporations** | | |
| ✛ Warrant Certificates 2003-2004 Series A 0.97%, 06/18/04 | 25,000 | 25,118 |
| **Iowa Student Loan Liquidity Corp** | | |
| ✛◗■ Student Loan RB Series 1988B 1.11%, 01/07/04 | 33,600 | 33,600 |
| | | 139,080 |
| **Kansas  0.9%** | | |
| **Kansas Dept of Transportation** | | |
| ◗■ Highway RB Series 1999 TOB Series 991601 1.30%, 01/07/04 | 37,500 | 37,500 |

| Issuer<br>Security Type, Project, Series,<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| **Olathe** | | |
| GO Temporary Notes Series 2003A 1.09%, 06/01/04 | 39,540 | 39,607 |
| **Wichita** | | |
| ✛■ Airport Facilities Refunding RB (Cessna Citation Service Center) 1997 Series III 1.20%, 01/07/04 | 11,245 | 11,245 |
| ✛■ Airport Facility Refunding & Improvement RB (Flightsafety Intl) 1999 Series II 1.33%, 01/07/04 | 26,170 | 26,170 |
| | | 114,522 |
| **Kentucky  0.9%** | | |
| **Elizabethtown** | | |
| ✛■ IDRB (ALTEC) Series 1997 1.20%, 01/07/04 | 3,000 | 3,000 |
| **Jefferson Cnty** | | |
| ✛■ M/F Housing Refunding RB Series 2002 (Camden Brookside Apts) Series 2002 1.30%, 01/07/04 | 8,900 | 8,900 |
| ✛■ Sports Stadium RB (Univ of Louisville Athletic Assn) Series 1997 1.45%, 01/07/04 | 3,900 | 3,900 |
| **Kentucky Higher Education Student Loan Corp** | | |
| ✛◗■ Insured Student Loan RB Series 1991E 1.15%, 01/07/04 | 12,600 | 12,600 |
| ✛◗■ Insured Student Loan RB Series 1996A 1.15%, 01/07/04 | 23,850 | 23,850 |
| **Kentucky Housing Corp.** | | |
| ◗■ Housing RB Series 1998F TOB Series 1998W 1.38%, 01/07/04 | 19,320 | 19,320 |
| ◗■ Housing RB Series 1999H TOB Series 2000U 1.26%, 01/07/04 | 9,685 | 9,685 |
| ◗■ Housing RB Series 2002A TOB Series 2002 A31 1.38%, 01/07/04 | 5,640 | 5,640 |

## Portfolio Holdings continued

| Issuer<br>Security Type, Project, Series,<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| **Louisville & Jefferson Cnty Metropolitan Sewer District** | | |
| ✛▶▪ Sewage & Drainage System RB Series 1999A TOB Series 991701<br>1.30%, 01/07/04 | 6,115 | 6,115 |
| **Louisville & Jefferson Cnty Regional Airport Auth** | | |
| ▪ Special Facilities RB (UPS) Series 1999C<br>1.26%, 01/02/04 | 10,100 | 10,100 |
| **Richmond** | | |
| ✛▪ IDRB (Mikron) Series 1995<br>1.25%, 01/07/04 | 7,175 | 7,175 |
| **Wickliffe** | | |
| ✛▪ Pollution Control & Solid Waste Disposal Refunding RB (Westvaco Corp) Series 2001<br>1.15%, 01/07/04 | 4,250 | 4,250 |
| | | **114,535** |
| **Louisiana 1.6%** | | |
| **Calcasieu Parish IDB** | | |
| ✛▪ Refunding IDRB (Weingarten Realty Investors) Series 1995<br>1.30%, 01/07/04 | 1,990 | 1,990 |
| **Ernest N. Morial - New Orleans Exhibit Hall Auth.** | | |
| ✛▶▪ Senior Subordinate Special Tax Bonds Series 2003A TOB Series 248<br>1.32%, 01/07/04 | 4,995 | 4,995 |
| **Lafayette Parish IDB** | | |
| ✛▪ Refunding IDRB (Westwood Village) Series 1995<br>1.30%, 01/07/04 | 3,735 | 3,735 |
| **Lafayette Public Power Auth** | | |
| ✛▶▪ Electric Refunding RB Series 2003A&B TOB Series 246<br>1.30%, 01/07/04 | 5,310 | 5,310 |
| **Lake Charles Harbor & Terminal District** | | |
| ✛▪ Dock & Wharf RB (Conoco Inc) Series 2000<br>1.30%, 01/07/04 | 10,500 | 10,500 |

| Issuer<br>Security Type, Project, Series,<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| **Louisiana Offshore Terminal Auth** | | |
| ✛▪ Deepwater Port Refunding RB First State Series 1992A<br>1.20%, 01/07/04 | 10,000 | 10,000 |
| ✛▪ Deepwater Port Refunding RB Series 2003B<br>1.20%, 01/07/04 | 5,700 | 5,700 |
| **Louisiana Public Facility Auth** | | |
| ✛▪ IDRB (Kenner Hotel Partnership) Series 1985<br>1.26%, 01/02/04 | 4,450 | 4,450 |
| ✛▶▪ Lease Purchase RB Series 2003<br>1.28%, 01/07/04 | 20,000 | 20,000 |
| **New Orleans** | | |
| Sewerage Service BAN Series 2003<br>1.12%, 08/01/04 | 50,000 | 50,254 |
| **New Orleans Aviation Board** | | |
| ✛▶▪ Refunding Bonds Series 1993B<br>1.12%, 01/07/04 | 5,160 | 5,160 |
| **Ouachita Parish IDB** | | |
| ✛▪ IDRB (Sulzer Escher Wyss) Series 1989<br>1.35%, 01/07/04 | 1,500 | 1,500 |
| **St James Parish** | | |
| Pollution Control Refunding RB (Texaco) Ser 1988A<br>1.08%, 06/10/04 | 36,500 | 36,500 |
| Pollution Control Refunding RB (Texaco) Series 1988B<br>1.08%, 06/10/04 | 44,030 | 44,030 |
| | | **204,124** |
| **Maine 0.1%** | | |
| **Maine Finance Auth** | | |
| ✛▪ RB (Jackson Laboratory) Series 2002<br>1.32%, 01/07/04 | 5,900 | 5,900 |
| **Maine Housing Auth** | | |
| ▶▪ Mortgage Purchase Bonds Series 2002 F-2 TOB Series 193<br>1.35%, 01/07/04 | 5,020 | 5,020 |
| | | **10,920** |

| Issuer<br>Security Type, Project, Series,<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| **Maryland 0.9%** | | |
| **Baltimore Cnty** | | |
| ◗ Consolidated Public Improvement TECP Series 2002 0.90%, 01/09/04 | 20,000 | 20,000 |
| **Howard Cnty** | | |
| +■ M/F Housing Refunding RB (Sherwood Crossing Apts) Series 2003 1.25%, 01/07/04 | 10,000 | 10,000 |
| **Maryland Community Development Administration** | | |
| ◗■ S/F Program Bonds 1995 Second Series TOB Series PA-634R 1.33%, 01/07/04 | 3,375 | 3,375 |
| ◗■ S/F Program Bonds 1999 Third Series TOB Series 1999G 1.38%, 01/07/04 | 32,335 | 32,335 |
| **Maryland Energy Financing Administration** | | |
| +■ Limited Obligation Local District Cooling Facilities RB (Comfort Link) Series 2001 1.25%, 01/07/04 | 10,000 | 10,000 |
| **Maryland Health & Higher Educational Facilities Auth** | | |
| +■ Pooled Loan Program RB Series D 1.25%, 01/07/04 | 32,505 | 32,505 |
| **Maryland State Economic Development Corp** | | |
| +■ Economic Development RB (Hunter Douglas) Series 2000 1.30%, 01/07/04 | 3,400 | 3,400 |
| +■ IDRB (Dixon Valve & Coupling Co) Series 1998 1.30%, 01/07/04 | 2,225 | 2,225 |
| | | **113,840** |
| **Massachusetts 2.9%** | | |
| **Acushnet** | | |
| Unlimited Tax BAN Series 2003 0.98%, 08/13/04 | 23,000 | 23,108 |
| **Ayer** | | |
| BAN Series 2003 0.89%, 06/24/04 | 5,000 | 5,013 |
| **Chicopee** | | |
| 2003 BAN 1.18%, 11/19/04 | 26,536 | 26,726 |
| **Douglas** | | |
| BAN 2003 1.12%, 04/07/04 | 14,000 | 14,033 |
| **Everett** | | |
| BAN 2003 1.07%, 09/10/04 | 30,000 | 30,139 |
| **Massachusetts** | | |
| GO Bonds Consolidated Loan Series 1999C 1.10%, 09/01/04 | 1,900 | 1,949 |
| +◗■ GO Bonds Consolidated Loan Series 2001D TOB Series 2001-0 1.24%, 01/07/04 | 2,785 | 2,785 |
| GO Bonds Consolidated Loan Series 2003B 0.98%, 08/01/04 | 27,000 | 27,159 |
| ◗■ GO Refunding Bonds Series 2001B 1.25%, 01/07/04 | 8,000 | 8,000 |
| ◗■ GO Refunding Bonds Series 2001C 1.25%, 01/07/04 | 12,400 | 12,400 |
| +◗■ Route 3 North Transportation Improvements Assoc Lease RB Series 2002B 1.06%, 01/07/04 | 2,200 | 2,200 |
| **Massachusetts Bay Transit Auth** | | |
| General Transporation System Refunding Bonds Series 1993A 1.11%, 03/01/04 | 1,000 | 1,007 |
| +◗■ General Transportation System Bonds Series 1999A TOB Series PT-1218 1.24%, 01/07/04 | 9,000 | 9,000 |
| **Massachusetts Development Finance Agency** | | |
| +■ M/F Housing RB (Salem Heights Apts) Series 2003A 1.20%, 01/07/04 | 12,000 | 12,000 |

*See financial notes.*

## Portfolio Holdings continued

| Issuer<br>Security Type, Project, Series,<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| +■ RB (Assumption College)<br>Series 2002A<br>1.15%, 01/07/04 | 9,900 | 9,900 |
| +▶■ RB (Boston Univ) Series R-3<br>1.25%, 01/07/04 | 2,900 | 2,900 |
| +■ RB (Brandon Residential<br>Treatment Center) Series<br>2003<br>1.25%, 01/07/04 | 2,355 | 2,355 |
| +■ RB (Dean College) Series 1999<br>1.30%, 01/07/04 | 2,900 | 2,900 |
| +■ RB (FIBA Technologies) Series<br>2003<br>1.20%, 01/07/04 | 2,200 | 2,200 |
| +■ RB (Judge Rotenberg Center)<br>Series 2003<br>1.13%, 01/07/04 | 10,000 | 10,000 |
| +▶■ RB (Wentworth Institute of<br>Technology) Series 2000<br>1.27%, 01/07/04 | 6,800 | 6,800 |
| ▶ TECP Program 3<br>0.95%, 01/21/04 | 2,750 | 2,750 |
| **Massachusetts Health &<br>Education Facilities Auth** | | |
| +▶■ RB (Baystate Medical Center)<br>Series D TOB Series<br>2001-834<br>1.28%, 01/07/04 | 13,300 | 13,300 |
| ■ RB (MIT) Series 2001 J-1<br>1.15%, 01/07/04 | 29,700 | 29,700 |
| ▶■ RB (MIT) Series K TOB Series<br>2002D<br>1.24%, 01/07/04 | 1,510 | 1,510 |
| ■ RB (Williams College) Series I<br>1.10%, 04/01/04 | 20,400 | 20,400 |
| +▶■ RB (Capital Assets Program)<br>Series 1985D<br>1.26%, 01/02/04 | 1,140 | 1,140 |
| **Massachusetts HFA** | | |
| +▶■ Housing Bonds Series 2003F<br>1.10%, 01/07/04 | 10,100 | 10,100 |
| S/F Housing Notes Series M<br>1.15%, 05/01/04 | 10,000 | 10,000 |
| **Massachusetts State IFA** | | |
| ▶■ RB (Whitehead Institute For<br>Biomedical Research) Series<br>1995<br>1.08%, 01/07/04 | 2,000 | 2,000 |

| Issuer<br>Security Type, Project, Series,<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| **Massachusetts Turnpike Auth** | | |
| +▶■ Metropolitan Highway System<br>Subordinate RB Series 1999A<br>TOB Series 2000-335<br>1.23%, 01/07/04 | 10,000 | 10,000 |
| **Massachusetts Water Pollution<br>Abatement Trust** | | |
| ▶■ RB (MWRA) Subordinate Series<br>1999A TOB Series 1999N<br>1.18%, 01/07/04 | 1,500 | 1,500 |
| **Medford**<br>BAN 2003<br>1.10%, 09/10/04<br>1.15%, 09/10/04 | 7,000<br>15,000 | 7,043<br>15,087 |
| **Old Rochester Regional SD**<br>Unlimited Tax BAN 2003<br>1.18%, 10/15/04 | 6,000 | 6,038 |
| **Peabody**<br>BAN Series 2003<br>1.05%, 10/01/04 | 6,000 | 6,042 |
| **Woburn**<br>BAN Series 2003<br>0.95%, 06/11/04 | 7,850 | 7,878 |
| **Worcester Regional Transit Auth**<br>+ RAN Series 2003<br>0.88%, 06/30/04 | 6,000 | 6,018 |
| | | **363,080** |
| **Michigan  4.0%** | | |
| **Allen Park Public Schools**<br>▶■ Unlimited Tax School Building<br>Bonds Series 2003 TOB<br>Series 229<br>1.30%, 01/07/04 | 6,410 | 6,410 |
| **Ann Arbor Economic<br>Development Corp**<br>+■ Limited Oblgation Refunding RB<br>(Glacier Hills) Series 2000B<br>1.33%, 01/07/04 | 9,015 | 9,015 |
| +■ Limited Obligation RB (Glacier<br>Hills) Series 2000A<br>1.33%, 01/07/04 | 12,985 | 12,985 |

| Issuer<br>Security Type, Project, Series,<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| **Detroit** | | |
| ✚▶■ Sewage Disposal System RB Series 1999A TOB Series 20012201<br>1.30%, 01/07/04 | 34,650 | 34,650 |
| ✚▶■ Sewage Disposal System Second Lien RB Series 2001B TOB Series 2002G<br>1.31%, 01/07/04 | 4,260 | 4,260 |
| ✚▶■ Water Supply System Refunding Senior Lien RB Series 2003D<br>1.15%, 01/07/04 | 11,900 | 11,900 |
| **Detroit City SD** | | |
| ✚▶■ School Building & Site Improvement Bonds Series 2001A TOB Series 2002H<br>1.31%, 01/07/04 | 4,620 | 4,620 |
| **Georgetown Economic Development Corp** | | |
| ✚■ Limited Obligation RB (Sunset Manor) Series 2000<br>1.33%, 01/07/04 | 9,030 | 9,030 |
| **Grand Rapids Economic Development Corp** | | |
| ✚■ Refunding RB (Amway Hotel Corp) Series 1991A<br>1.22%, 01/07/04 | 8,755 | 8,755 |
| **Macomb Cnty Hospital Finance Auth** | | |
| ✚■ Hospital Refunding RB (Mt Clemens General Hospital) Series 2003 A-2<br>1.31%, 01/02/04 | 4,900 | 4,900 |
| **Michigan Building Auth** | | |
| ✚ TECP Series 4<br>1.05%, 02/12/04 | 64,445 | 64,445 |
| **Michigan Hospital Financing Auth** | | |
| ✚■ Hospital Refunding & RB (Crittenton Hospital Medical Center) Series 2003A<br>1.31%, 01/02/04 | 7,900 | 7,900 |
| ✚■ RB (Martin Luther Memorial Home) Series 1997<br>1.20%, 01/07/04 | 7,760 | 7,760 |

| Issuer<br>Security Type, Project, Series,<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| **Michigan Housing Development Auth** | | |
| ✚▶■ S/F Mortgage RB Series 2001A TOB Series PT-556<br>1.33%, 01/07/04 | 3,630 | 3,630 |
| ■ S/F Mortgage RB Series 2002D<br>1.20%, 12/15/04 | 9,000 | 9,000 |
| **Michigan Municipal Bond Auth** | | |
| RAN Series 2003 B-1<br>1.02%, 08/20/04 | 32,000 | 32,197 |
| **Michigan Strategic Fund** | | |
| ✚■ Limited Obligation RB (Advance Plastics Corp) Series 1996<br>1.45%, 01/07/04 | 1,830 | 1,830 |
| ✚■ Limited Obligation RB (American Cancer Society) Series 2000<br>1.30%, 01/07/04 | 4,445 | 4,445 |
| ✚■ Limited Obligation RB (EPI Printers) Series 1997<br>1.45%, 01/07/04 | 960 | 960 |
| ✚■ Limited Obligation RB (Mans) Series 1991<br>1.43%, 01/07/04 | 630 | 630 |
| ✚■ Limited Obligation RB (Mans) Series 1998B<br>1.45%, 01/07/04 | 1,175 | 1,175 |
| ✚■ Limited Obligation RB (Mechanics Uniform Rental Co) Series 1995<br>1.45%, 01/07/04 | 1,000 | 1,000 |
| ✚■ Limited Obligation RB (Orchestra Place Renewal) Series 2000<br>1.33%, 01/07/04 | 15,000 | 15,000 |
| ✚■ Limited Obligation RB (United Machining) Series 1998<br>1.45%, 01/07/04 | 4,000 | 4,000 |
| ✚▶■ Limited Obligation Refunding RB (Detroit Edison Co) Series 2003A TOB Series 240<br>1.35%, 01/07/04 | 5,995 | 5,995 |
| **Michigan Trunk Line Fund** | | |
| ✚▶■ State Trunk Line Fund Refunding Bonds Series 1998A TOB Series 1998-13<br>1.19%, 01/07/04 | 46,666 | 46,666 |

## Portfolio Holdings continued

| Issuer<br>Security Type, Project, Series,<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| **Oakland Cnty** | | |
| +■ Limited Obligation RB (Husky Envelope Products) Series 1999<br>1.45%, 01/07/04 | 2,360 | 2,360 |
| +■ Limited Obligation RB Series 2000 (Pontiac Vision 2000 Schools) Series 2000<br>1.30%, 01/07/04 | 9,400 | 9,400 |
| **Wayne Cnty** | | |
| +▶■ Airport RB (Detroit Metropolitan Wayne Cnty Airport) Junior Lien Series 2001<br>1.21%, 01/07/04 | 75,400 | 75,400 |
| +▶■ Airport RB (Detroit Metropolitan Wayne Cnty Airport) Series 2002A<br>1.11%, 01/07/04 | 57,400 | 57,400 |
| +▶■ Airport Refunding RB (Detroit Metropolitan Wayne Cnty Airport) Series 1996B<br>1.11%, 01/07/04 | 44,290 | 44,290 |
| | | **502,008** |
| **Minnesota 2.6%** | | |
| **Andover** | | |
| +■ Senior Housing Refunding RB (Presbyterian Homes) Series 2003<br>1.30%, 01/07/04 | 6,500 | 6,500 |
| **Bloomington Port Auth** | | |
| +▶■ Special Tax Refunding RB (Mall of America) Series 1999B<br>1.30%, 01/07/04 | 9,300 | 9,300 |
| **Dakota Cnty Community Development Agency** | | |
| +■ M/F Housing RB (Brentwood Hills Apts) Series 2003A<br>1.42%, 01/02/04 | 10,000 | 10,000 |
| +▶■ S/F Mortgage RB Draw Down Series 2002 TOB Series PT-627<br>1.35%, 01/07/04 | 7,245 | 7,245 |
| +■ S/F Mortgage Refunding RB Series 2003<br>1.05%, 08/01/04 | 10,000 | 10,000 |

| Issuer<br>Security Type, Project, Series,<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| **Eden Prairie** | | |
| +■ M/F Housing RB (Eden Prairie Leased Housing Associaties I) Series 2003A<br>1.35%, 01/07/04 | 6,000 | 6,000 |
| **Hennepin Cnty** | | |
| ■ GO Refunding Bonds Series 1996C<br>1.25%, 01/07/04 | 2,050 | 2,050 |
| **Hennepin Cnty Housing & Redevelopment Auth** | | |
| +■ M/F Housing RB (City Apts at Loring Park) Series 2001<br>1.40%, 01/07/04 | 2,600 | 2,600 |
| +■ M/F Housing Refunding RB (Stone Arch Apts) Series 2002<br>1.35%, 01/07/04 | 2,800 | 2,800 |
| **Mendota Heights** | | |
| +■ Refunding IDRB (Dakota Business Plaza) Series 2000<br>1.60%, 01/07/04 | 2,300 | 2,300 |
| **Minneapolis** | | |
| +■ RB (Guthrie Theater) Series 2003A<br>1.27%, 01/07/04 | 18,000 | 18,000 |
| **Minneapolis-St Paul Metropolitan Airports Commission** | | |
| +▶■ Airport RB Series 2000B TOB Series PT-735<br>1.34%, 01/07/04 | 5,225 | 5,225 |
| + Airport RB Series 2002B<br>1.35%, 01/01/04 | 2,875 | 2,875 |
| + Subordinate Revenue TECP Series B<br>1.15%, 01/07/04 | 17,500 | 17,500 |
| + 1.20%, 01/21/04 | 7,000 | 7,000 |
| **Minnesota** | | |
| COP Aid Anticipation Series 2003A<br>0.95%, 08/27/04 | 117,150 | 117,757 |
| **Minnesota Agricultural & Economic Development Brd** | | |
| +■ RB (Evangelical Lutheran Good Samaritan Society) Series 1996<br>1.30%, 01/07/04 | 7,500 | 7,500 |

| Issuer<br>Security Type, Project, Series,<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| **Minnesota HFA** | | |
| ■ Residential Housing Finance<br>Bonds Series 2000M-1<br>1.20%, 12/23/04 | 10,000 | 10,000 |
| ◗■ Residential Housing Finance<br>Bonds Series 2003B<br>1.27%, 01/07/04 | 4,300 | 4,300 |
| ■ Residential Housing Finance<br>Bonds Series 2003F<br>1.00%, 07/22/04 | 33,840 | 33,840 |
| **Minnesota Higher Education<br>Facilities Auth** | | |
| +■ RB (Univ of St. Thomas)<br>Series 4-O<br>1.15%, 01/07/04 | 9,700 | 9,700 |
| +■ RB (Univ of St. Thomas)<br>Series 5-I<br>1.15%, 01/07/04 | 3,900 | 3,900 |
| **Rochester** | | |
| Health Care Facilities RB (Mayo<br>Foundation) Series 1992B<br>1.05%, 02/10/04 | 9,100 | 9,100 |
| Health Care Facilities RB (Mayo<br>Foundation) Series 1992C<br>1.05%, 02/10/04 | 10,950 | 10,950 |
| ◗ Health Care Facilities RB (Mayo<br>Foundation) Series 2000A<br>0.95%, 02/05/04<br>1.05%, 02/10/04 | 9,000<br>6,000 | 9,000<br>6,000 |
| **St Louis Park** | | |
| +■ M/F Housing RB (Park) Series<br>2002A<br>1.35%, 01/07/04 | 3,300 | 3,300 |
| | | **334,742** |
| **Mississippi  1.0%** | | |
| **Jackson Cnty** | | |
| ■ Pollution Control Refunding RB<br>(Chevron USA) Series 1992<br>1.30%, 01/02/04 | 8,650 | 8,650 |
| ■ Port Facility Refunding RB<br>(Chevron USA) Series 1993<br>1.30%, 01/02/04 | 6,200 | 6,200 |
| **Mississippi** | | |
| ◗■ GO Capital Improvements<br>Bonds Series 2003E<br>1.20%, 01/07/04 | 55,595 | 55,595 |

| Issuer<br>Security Type, Project, Series,<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| ◗■ GO Refunding Bonds Series<br>2001 TOB Series 20012401<br>1.30%, 01/07/04 | 14,880 | 14,880 |
| **Mississippi Business Finance<br>Corp** | | |
| +■ IDRB (Electric Mills Wood<br>Preserving) Series 1999<br>1.40%, 01/07/04 | 5,000 | 5,000 |
| +■ IDRB (Omega Motion) Series<br>1996<br>1.35%, 01/07/04 | 4,500 | 4,500 |
| +■ IDRB (VC Regional Assembly &<br>Mnfg) Series 2003<br>1.15%, 01/07/04 | 8,110 | 8,110 |
| **Mississippi Home Corp** | | |
| +◗■ S/F Mortgage RB Series<br>1997C TOB Series 1997D<br>1.38%, 01/07/04 | 5,985 | 5,985 |
| **Mississippi Hospital Equipment<br>& Facilities Auth** | | |
| +■ RB (Baptist Memorial Hospital)<br>Series 2001<br>1.26%, 01/07/04 | 16,870 | 16,870 |
| | | **125,790** |
| **Missouri  0.1%** | | |
| **Clay Cnty IDA** | | |
| +■ IDRB (KS Salad Real Estate)<br>Series 1999<br>1.42%, 01/07/04 | 1,800 | 1,800 |
| **Missouri Development Finance<br>Board** | | |
| +■ IDRB (Milbank Mnfg Co) Series<br>1997<br>1.40%, 01/07/04 | 3,000 | 3,000 |
| **Missouri Health & Educational<br>Facilities Auth** | | |
| +■ Health Facilities RB (St Francis<br>Medical Center) Series 1996A<br>1.32%, 01/02/04 | 3,960 | 3,960 |
| **St Louis IDA** | | |
| +■ IDRB (Kessler Container)<br>Series 1997A<br>1.35%, 01/07/04 | 2,100 | 2,100 |

## Portfolio Holdings continued

| Issuer<br>Security Type, Project, Series,<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| **Washington IDA** | | |
| +■ IDRB (Pauwels Transformers)<br>Series 1995<br>1.53%, 01/07/04 | 3,000 | 3,000 |
| | | **13,860** |
| **Montana  0.0%** | | |
| **Montana Health Facilities Auth** | | |
| +▶■ Health Care RB (Pooled Loan<br>Program) Series 1985A<br>1.30%, 01/07/04 | 5,155 | **5,155** |
| **Nebraska  0.3%** | | |
| **Dodge Cnty** | | |
| +■ IDRB (Oilgear Co) Series 1997<br>1.53%, 01/07/04 | 1,110 | 1,110 |
| **Nebraska Investment Finance Auth** | | |
| ▶■ S/F Housing RB Series 1998G<br>TOB Series 1998X<br>1.38%, 01/07/04 | 10,735 | 10,735 |
| ▶■ S/F Housing RB Series 1999E<br>TOB Series 2000O<br>1.26%, 01/07/04 | 2,055 | 2,055 |
| **Stanton Cnty** | | |
| +■ IDRB (Nucor Corp) Series 1996<br>1.17%, 01/07/04 | 19,300 | 19,300 |
| | | **33,200** |
| **Nevada  1.5%** | | |
| **Clark Cnty** | | |
| +■ Airport System Subordinate<br>Lien RB Series 1995 A-2<br>1.13%, 01/07/04 | 1,200 | 1,200 |
| +■ Airport System Subordinate<br>Lien RB, Series 1999B-1<br>1.11%, 01/07/04 | 50,760 | 50,760 |
| +■ Economic Development RB<br>(Univ. of Nevada, Las Vegas<br>Foundation) Series 1999<br>1.30%, 01/07/04 | 470 | 470 |
| +■ IDRB (Southwest Gas Corp)<br>Series 2003A<br>1.25%, 01/07/04 | 12,500 | 12,500 |

| Issuer<br>Security Type, Project, Series,<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| **Clark Cnty SD** | | |
| +▶■ GO (Limited Tax) Building<br>Bonds Series 2001F TOB<br>Series 2001-33<br>1.21%, 01/07/04 | 21,715 | 21,715 |
| **Las Vegas Valley Water District** | | |
| + GO Water Improvement &<br>Refunding Bonds Series<br>2003A<br>1.00%, 06/01/04 | 4,540 | 4,596 |
| **Nevada Housing Division** | | |
| +■ Multi-Unit Housing Refunding<br>RB (Oakmont) Series 2002<br>1.27%, 01/07/04 | 4,350 | 4,350 |
| +■ Multi-unit Housing RB (Apache<br>Pines Apts) Series 1999A<br>1.27%, 01/07/04 | 7,415 | 7,415 |
| +■ Multi-unit Housing RB<br>(Banbridge Apts) Series<br>2000A<br>1.27%, 01/07/04 | 3,960 | 3,960 |
| +■ Multi-unit Housing RB (Bluffs<br>Apts) Series 2002A<br>1.27%, 01/07/04 | 17,850 | 17,850 |
| +■ Multi-unit Housing RB (City<br>Center) Series 2000A<br>1.27%, 01/07/04 | 9,350 | 9,350 |
| +■ Multi-unit Housing RB (Silver<br>Pines Apts) Series 2002A<br>1.27%, 01/07/04 | 5,400 | 5,400 |
| +■ Multi-unit Housing RB (Silver<br>Terrace Apts) Series 2003A<br>1.27%, 01/07/04 | 5,150 | 5,150 |
| +■ Multi-unit Housing RB (St Rose<br>Seniors Apts) Series 2002A<br>1.27%, 01/07/04 | 14,770 | 14,770 |
| +■ Multi-unit Housing RB Series<br>1989A<br>1.10%, 01/07/04 | 5,000 | 5,000 |
| **Washoe Cnty** | | |
| +▶■ GO Convention Center Refunding<br>Bonds Series 2001A TOB<br>Series 2001-24<br>1.21%, 01/07/04 | 21,000 | 21,000 |
| | | **185,486** |

| Issuer Security Type, Project, Series, Rate, Maturity Date | Face Amount ($ x 1,000) | Value ($ x 1,000) |
|---|---|---|
| **New Hampshire 0.5%** | | |
| **New Hampshire Business Finance Auth** | | |
| +■ Solid Waste Disposal RB (Lonza Biologics) Series 2003 1.32%, 01/07/04 | 30,000 | 30,000 |
| **New Hampshire Health & Educational Facilities Auth** | | |
| +▶■ RB (Dartmouth-Hitchcock Obligated Group) Series 2001A 1.18%, 01/07/04 | 8,900 | 8,900 |
| +■ RB (Riverwoods) Series 2003 1.20%, 01/07/04 | 8,850 | 8,850 |
| **New Hampshire HFA** | | |
| +▶■ S/F Mortgage Acquisition RB Series 1997C TOB Series 1998G 1.38%, 01/07/04 | 2,995 | 2,995 |
| +▶■ S/F Mortgage Acquisition RB Series 1998B TOB Series 1998U 1.38%, 01/07/04 | 9,995 | 9,995 |
| | | **60,740** |
| **New Jersey 1.0%** | | |
| **East Brunswick Township** BAN 1.10%, 02/27/04 | 16,985 | 17,009 |
| **New Jersey** TRAN Series Fiscal 2004A 1.03%, 06/25/04 | 95,000 | 95,442 |
| **New Jersey Health Care Facilities Financing Auth** | | |
| +▶■ Refunding & RB (St Barnabas Health Care System) Series 1998B TOB Series PA-504 1.23%, 01/07/04 | 2,300 | 2,300 |
| **New Jersey Turnpike Auth** | | |
| +▶■ Turnpike RB Series 2000A TOB Series 2000-3002 1.26%, 01/07/04 | 8,000 | 8,000 |
| +▶■ Turnpike RB Series 2003 C-1 1.12%, 01/07/04 | 600 | 600 |
| | | **123,351** |

| Issuer Security Type, Project, Series, Rate, Maturity Date | Face Amount ($ x 1,000) | Value ($ x 1,000) |
|---|---|---|
| **New Mexico 0.8%** | | |
| **New Mexico** | | |
| ▶■ 2003-04 TRAN Series 2003A TOB Series L48J 1.30%, 01/07/04 | 74,975 | 74,975 |
| **New Mexico Mortgage Finance Auth** | | |
| +▶■ S/F Mortgage Program Bonds Draw Down Issue 2002-1 TOB Series PT-646 1.35%, 01/07/04 | 900 | 900 |
| +▶■ S/F Mortgage Program Bonds Draw Down Issue 2002-1 TOB Series PT-709 1.35%, 01/07/04 | 3,145 | 3,145 |
| +▶■ S/F Mortgage Program Bonds Draw Down Issue 2002-1 TOB Series PT-836 1.35%, 01/07/04 | 1,045 | 1,045 |
| **Santa Fe** | | |
| +■ Gross Receipts Tax Subordinate Lien Wastewater System RB Series 1997B 1.20%, 01/07/04 | 16,800 | 16,800 |
| | | **96,865** |
| **New York 6.8%** | | |
| **Buffalo** | | |
| + RAN 2003-2004 A 1.08%, 07/29/04 | 12,000 | 12,114 |
| **Dutchess Cnty IDA** | | |
| +■ Civic Facility RB (Trinity-Pawling School Corp Civic Facility) Series 1998 1.20%, 01/07/04 | 1,725 | 1,725 |
| **Long Island Power Auth** | | |
| +▶■ Electric System RB Series 1998A TOB Series 983205 1.26%, 01/07/04 | 10,970 | 10,970 |
| +▶■ Electric System Subordinated RB 1998 Series 7B 1.10%, 01/07/04 | 3,800 | 3,800 |
| +■ Electric System Subordinated RB 2001 Series 3-A 1.10%, 01/07/04 | 4,500 | 4,500 |

## Portfolio Holdings continued

| Issuer Security Type, Project, Series, Rate, Maturity Date | Face Amount ($ x 1,000) | Value ($ x 1,000) |
|---|---|---|
| **Metropolitan Transp Auth** | | |
| ✛▸■ Dedicated Tax Fund Bonds Series 2002B 1.18%, 01/07/04 | 4,000 | 4,000 |
| **New York City** | | |
| ✛▸■ GO Bonds Fiscal 1998D TOB Series 1997C 1.17%, 01/07/04 | 17,825 | 17,825 |
| ✛■ GO Bonds Fiscal 2003 Series C-3 1.12%, 01/07/04 | 34,300 | 34,300 |
| ✛▸■ GO Bonds Series 2004F TOB Series 251 1.21%, 01/07/04 | 50,000 | 50,000 |
| ✛▸■ GO Bonds, Fiscal 2002 Series A-6 1.30%, 01/02/04 | 8,000 | 8,000 |
| **New York City Housing Devel Corp** | | |
| ✛■ M/F Mortgage RB (2 Gold Street) 2003 Series A 1.12%, 01/07/04 | 5,000 | 5,000 |
| ✛■ M/F Mortgage RB (Upper East), 2003 Series A 1.12%, 01/07/04 | 31,000 | 31,000 |
| ✛■ M/F Rental Housing RB (1 Columbus Place Dev), 1998 Series A 1.10%, 01/07/04 | 40,000 | 40,000 |
| ✛■ M/F Rental Housing RB (Sierra Dev) 2003 Series A 1.10%, 01/07/04 | 9,300 | 9,300 |
| **New York City IDA** | | |
| ✛■ Special Facility RB (1997 Korean Air Lines Project) Series 1997A 1.09%, 01/07/04 | 26,500 | 26,500 |
| **New York City Municipal Water Finance Auth** | | |
| ✛▸■ Water & Sewer System RB Fiscal 1993C 1.27%, 01/02/04 | 4,400 | 4,400 |
| ✛▸■ Water & Sewer System RB Fiscal 1996B TOB Series 1998-158 1.26%, 01/07/04 | 9,995 | 9,995 |

| Issuer Security Type, Project, Series, Rate, Maturity Date | Face Amount ($ x 1,000) | Value ($ x 1,000) |
|---|---|---|
| ✛▸■ Water & Sewer System RB Series 1995A 1.30%, 01/02/04 | 5,650 | 5,650 |
| ✛▸■ Water & Sewer System RB Series 2002 G TOB Series PA-1054 1.26%, 01/07/04 | 13,545 | 13,545 |
| ▸■ Water & Sewer System RB Series 2003 C-3 1.27%, 01/02/04 | 6,400 | 6,400 |
| ▸■ Water & Sewer System RB Series 2003 F-2 1.17%, 01/02/04 | 3,500 | 3,500 |
| **New York City Transitional Finance Auth** | | |
| BAN Fiscal 2003 Series 2 1.10%, 02/19/04 | 50,000 | 50,060 |
| ▸■ Future Tax Secured Bonds Fiscal 1999C TOB Series 1999B 1.17%, 01/07/04 | 14,775 | 14,775 |
| ▸■ Future Tax Secured Bonds Series 2001B 1.30%, 01/02/04 | 20,100 | 20,100 |
| ▸■ Future Tax Secured Bonds Series 2001C 1.12%, 01/07/04 | 8,150 | 8,150 |
| ▸■ Future Tax Secured Refunding Bonds Series 2003A TOB Series PT-1724 1.27%, 01/07/04 | 4,640 | 4,640 |
| ▸■ New York City Recovery Bonds Fiscal 2003 Series 2-A 1.30%, 01/02/04 | 9,200 | 9,200 |
| ▸■ New York City Recovery Bonds Fiscal 2003 Series 2-D 1.12%, 01/07/04 | 56,200 | 56,200 |
| ▸■ New York City Recovery Bonds Fiscal 2003 Series 2-F 1.27%, 01/02/04 | 2,750 | 2,750 |
| ▸■ New York City Recovery Bonds Fiscal 2003 Series 3-B 1.34%, 01/02/04 | 3,600 | 3,600 |
| ▸■ Recovery Bonds Fiscal 2003 Series 3H 1.28%, 01/02/04 | 2,400 | 2,400 |

| Issuer Security Type, Project, Series, Rate, Maturity Date | Face Amount ($ x 1,000) | Value ($ x 1,000) |
|---|---|---|
| **New York State Dormitory Auth** | | |
| +▶■ State University Educational Facilities RB Series 2000B TOB Series 2000-15 1.12%, 06/23/04 | 20,000 | 20,000 |
| **New York State Energy Research Dev Auth** | | |
| +▶■ Gas Facilities RB Series 1996 (Brooklyn Union Gas Co. Project) TOB Series 2000-379 1.26%, 01/07/04 | 1,570 | 1,570 |
| +▶■ Pollution Control Refunding RB (Orange & Rockland Utilities) Series 1994A 1.04%, 01/07/04 | 19,000 | 19,000 |
| **New York State HFA** | | |
| +■ 101 West End Ave Housing RB Series 1998A 1.09%, 01/07/04 | 27,200 | 27,200 |
| +■ 101 West End Ave Housing RB Series 1999A 1.09%, 01/07/04 | 40,050 | 40,050 |
| +■ 150 East 44th St Housing RB 2000A 1.09%, 01/07/04 | 13,920 | 13,920 |
| +■ 250 West 50th St Housing RB Series 1997A 1.15%, 01/07/04 | 37,000 | 37,000 |
| +■ 345 East 94th St Housing RB Series 1998A 1.09%, 01/07/04 | 20,500 | 20,500 |
| +■ 345 East 94th St Housing RB Series 1999A 1.09%, 01/07/04 | 7,300 | 7,300 |
| +■ 350 West 43rd St Housing RB Series 2002A 1.12%, 01/07/04 | 12,500 | 12,500 |
| +■ Service Contract Refunding RB Series 2003D 1.10%, 01/07/04 | 24,700 | 24,700 |
| +■ Union Square South Housing RB Series 1996A 1.15%, 01/07/04 | 14,000 | 14,000 |
| +■ W23rd St Housing RB Series 2002A 1.21%, 01/07/04 | 43,100 | 43,100 |

| Issuer Security Type, Project, Series, Rate, Maturity Date | Face Amount ($ x 1,000) | Value ($ x 1,000) |
|---|---|---|
| **New York State Local Assistance Corp** | | |
| +■ RB Series 1994B 1.08%, 01/07/04 | 15,000 | 15,000 |
| **New York State Mortgage Agency** | | |
| ▶■ Homeowner Mortgage RB Series 77-A TOB Series 1999F 1.00%, 02/05/04 | 10,700 | 10,700 |
| ▶■ Homeowner Mortgage RB Series 79 TOB Series 1999H 1.25%, 01/07/04 | 14,995 | 14,995 |
| ▶■ S/F Mortgage RB Series 92 TOB Series 2000K 1.25%, 01/07/04 | 4,140 | 4,140 |
| **Port Auth of New York & New Jersey** | | |
| +▶■ Special Project Bonds Series 6 JFK International Air Terminal Project TOB Series 2000-243 1.26%, 01/07/04 | 4,345 | 4,345 |
| **Triborough Bridge & Tunnel Auth** | | |
| +▶■ General Purpose RB Series 2001B 1.08%, 01/07/04 | 12,000 | 12,000 |
| ▶■ General Refunding RB Series 2002B TOB Series 194 1.26%, 01/07/04 | 9,995 | 9,995 |
| +▶■ Special Obligation Refunding Bonds Series 2000C 1.08%, 01/07/04 | 29,100 | 29,100 |
| **Westchester Cnty IDA** | | |
| +■ IDRB (Levister Redevelopment Co) Series 2001A 1.22%, 01/07/04 | 1,000 | 1,000 |
| **Yonkers IDA** | | |
| +▶■ Civic Facility RB (Consumers Union Facility) Series 1994 1.12%, 01/07/04 | 460 | 460 |
| | | **856,974** |
| **North Carolina 2.2%** | | |
| **Burke Cnty** | | |
| +■ IDRB (Bauer Industries) Series 1994 1.40%, 01/07/04 | 2,455 | 2,455 |

## Portfolio Holdings continued

| Issuer Security Type, Project, Series, Rate, Maturity Date | Face Amount ($ x 1,000) | Value ($ x 1,000) |
|---|---|---|
| **Durham Housing Auth** | | |
| +■ M/F Housing RB (Pendleton Townhomes) Series 2001 1.25%, 01/07/04 | 5,490 | 5,490 |
| **Fayetteville** | | |
| +▶■ Refunding RB Series 2003 1.09%, 01/07/04 | 34,600 | 34,600 |
| **Forsyth Cnty** | | |
| +■ RB (Plymouth Printing Co) Series 1998 1.30%, 01/07/04 | 1,400 | 1,400 |
| **Gates Cnty Industrial Facilities & Pollution Control Financing Auth** | | |
| +■ IDRB (Coxe-Lewis Corp) Series 1999 1.45%, 01/07/04 | 1,195 | 1,195 |
| **Guilford Cnty Industrial Facilities & Pollution Control Financing Auth** | | |
| +■ IDRB (Metalcraft of Mayville SE Mnfg) Series 1997 1.35%, 01/07/04 | 1,500 | 1,500 |
| +■ IDRB (Vitafoam Inc) Series 1999 1.35%, 01/07/04 | 5,000 | 5,000 |
| **Hertford Cnty Industrial Facilities & Pollution Control Financing Auth** | | |
| ■ IDRB (Nucor Corp) Series 2000A 1.23%, 01/07/04 1.30%, 01/07/04 | 17,500 26,500 | 17,500 26,500 |
| **Johnston Cnty Industrial Facilities & Pollution Control Financing Auth** | | |
| +■ IDRB (Flanders Corp) Series 1998 1.20%, 01/07/04 | 4,500 | 4,500 |
| **Mecklenburg Cnty** | | |
| ▶■ GO Bonds Series 2003B 1.15%, 01/07/04 | 10,000 | 10,000 |
| **North Carolina** | | |
| ▶■ GO Refunding Bonds Series 2002B 1.05%, 01/07/04 | 550 | 550 |
| ▶■ GO Refunding Bonds Series 2002E 1.10%, 01/07/04 | 33,800 | 33,800 |

| Issuer Security Type, Project, Series, Rate, Maturity Date | Face Amount ($ x 1,000) | Value ($ x 1,000) |
|---|---|---|
| **North Carolina Capital Facilities Finance Agency** | | |
| +■ Capital Facilities RB (Durham Academy) Series 2001 1.25%, 01/07/04 | 23,400 | 23,400 |
| **North Carolina Educational Facilities Finance Agency** | | |
| ■ Educational Facilities RB (Davidson College) Series 2000B 1.25%, 01/07/04 | 19,000 | 19,000 |
| +■ Educational Facilities RB (High Point Univ) Series 1997 1.25%, 01/07/04 | 4,610 | 4,610 |
| +■ Educational Facilities RB (Queens College) Series 1999B 1.25%, 01/07/04 | 5,975 | 5,975 |
| **North Carolina HFA** | | |
| ▶■ Home Ownership RB Series 1A TOB Series 1998l 1.05%, 07/15/04 | 12,000 | 12,000 |
| **North Carolina Medical Care Commission** | | |
| +▶■ Hospital RB (Pooled Equipment Finance) Series 1985 1.08%, 01/07/04 | 30,200 | 30,200 |
| **Rockingham Cnty Industrial Facilities & Pollution Control Financing Auth** | | |
| +■ IDRB (McMichael Mills) Series 1997 1.35%, 01/07/04 | 1,600 | 1,600 |
| **Rowan Cnty Industrial Facilities & Pollution Control Financing Auth** | | |
| +■ IDRB (Taylor Clay Products) Series 1999 1.35%, 01/07/04 | 3,800 | 3,800 |
| **Sampson Cnty Industrial Facilities & Pollution Control Financing Auth** | | |
| +■ IDRB (Crumpler Plastic Pipe) Series 1999 1.40%, 01/07/04 | 3,200 | 3,200 |

| Issuer<br>Security Type, Project, Series,<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| **Union Cnty Industrial Facilities<br>& Pollution Control Financing Auth**<br>✚■ RB (Rock-Tenn Converting Co)<br>Series 1997<br>1.30%, 01/07/04 | 1,750 | 1,750 |
| **Wake Cnty**<br>▶■ Public Improvement Bonds<br>Series 2003B<br>1.09%, 04/01/04 | 8,000 | 8,013 |
| **Wake Cnty Housing Auth**<br>✚■ M/F Housing RB (Walnut Ridge<br>Apts) Series 2000<br>1.30%, 01/07/04 | 10,075 | 10,075 |
| **Wilmington Housing Auth**<br>✚■ M/F Housing RB (Garden<br>Lakes Estates) Series 1999<br>1.30%, 01/07/04 | 7,140 | 7,140 |
| | | **275,253** |
| **North Dakota  0.1%** | | |
| **Richland Cnty**<br>✚■ Solid Waste Disposal RB<br>(Minn-Dak Farmers Coop)<br>Series 1996A<br>1.55%, 01/07/04 | 8,080 | 8,080 |
| ✚■ Solid Waste Disposal RB<br>(Minn-Dak Farmers Coop)<br>Series 1996B<br>1.55%, 01/07/04 | 740 | 740 |
| | | **8,820** |
| **Ohio  1.6%** | | |
| **Cleveland**<br>✚■ Airport System RB Series<br>1997D<br>1.11%, 01/07/04 | 32,275 | 32,275 |
| **Cleveland-Cuyahoga Cnty Port<br>Auth**<br>✚■ RB (Euclid/93rd Garage)<br>Series 2003<br>1.15%, 01/07/04 | 25,000 | 25,000 |
| **Cuyahoga Cnty**<br>✚■ Economic Development RB<br>(Hathaway Brown School)<br>Series 1999<br>1.30%, 01/07/04 | 14,650 | 14,650 |

| Issuer<br>Security Type, Project, Series,<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| **Hamilton**<br>✚▶■ Electric System Refunding RB<br>Series 2002A<br>1.20%, 01/07/04 | 26,050 | 26,050 |
| **Hamilton Cnty**<br>✚▶■ Sales Tax Refunding &<br>Improvement RB Subordinate<br>Series 2002B Trust TOB<br>Series 202<br>1.30%, 01/07/04 | 14,410 | 14,410 |
| **Ohio**<br>Major New State Infrastructure<br>Project RB Series 2002-1<br>0.85%, 06/15/04 | 6,400 | 6,491 |
| **Ohio Air Quality Development<br>Auth**<br>✚■ Air Quality Development RB<br>(JMG Funding) Series 1994A<br>1.13%, 01/07/04 | 16,400 | 16,400 |
| ✚■ Air Quality Development RB<br>(JMG Funding) Series 1994B<br>1.20%, 01/07/04 | 14,400 | 14,400 |
| **Ohio HFA**<br>▶■ Residential Mortgage RB (MBS<br>Program) Series 2000 A-1<br>TOB Series 2000AA<br>1.26%, 01/07/04 | 1,630 | 1,630 |
| ▶■ Residential Mortgage RB 2001C<br>TOB Series 2001-I<br>1.35%, 01/07/04 | 6,780 | 6,780 |
| **Ohio Higher Educational Facility<br>Commission**<br>✚■ Higher Educational Facility RB<br>(Pooled Financing) Series<br>2003B<br>1.27%, 01/07/04 | 5,000 | 5,000 |
| **Ohio State University**<br>General Receipts Bonds Series<br>2003C<br>0.95%, 03/11/04 | 23,000 | 23,000 |
| **Port of Greater Cincinnati<br>Development Auth**<br>✚■ RB (National Underground<br>Railroad Freedom Center)<br>Series 2003A<br>1.20%, 01/07/04 | 15,000 | 15,000 |
| | | **201,086** |

## Portfolio Holdings continued

| Issuer Security Type, Project, Series, Rate, Maturity Date | Face Amount ($ x 1,000) | Value ($ x 1,000) |
|---|---|---|
| **Oklahoma  1.1%** | | |
| **Broken Bow Economic Development Auth** | | |
| +■ Solid Waste Disposal RB (JM Huber) Series 2003A 1.25%, 01/07/04 | 7,500 | 7,500 |
| **Muldrow Public Works Auth** | | |
| +■ IDRB (OK Foods) Series 1995 1.40%, 01/07/04 | 5,500 | 5,500 |
| **Oklahoma Cnty Industrial Auth** | | |
| +■ RB (National Cowboy Hall of Fame) Series 1999 1.25%, 01/07/04 | 1,160 | 1,160 |
| **Oklahoma Development Finance Auth** | | |
| +■ RB (Shawnee Funding) Series 1996 1.30%, 01/07/04 | 3,100 | 3,100 |
| **Oklahoma HFA** | | |
| ▶■ S/F Mortgage RB Series 1998B-2 & 2000C-2 TOB Series PT-360 1.33%, 01/07/04 | 4,450 | 4,450 |
| **Oklahoma Student Loan Auth** | | |
| +▶■ Student Loan Bonds & Notes Series 1996A 1.12%, 01/07/04 | 32,580 | 32,580 |
| +▶■ Student Loan Bonds & Notes Series 1997A 1.17%, 01/07/04 | 33,000 | 33,000 |
| +▶■ Student Loan Bonds & Notes Series 1998A 1.17%, 01/07/04 | 33,100 | 33,100 |
| +▶■ Student Loan Bonds & Notes Series 2000A-4 1.17%, 01/07/04 | 10,945 | 10,945 |
| **Tulsa IDA** | | |
| +■ RB (YMCA) Series 1999 1.25%, 01/07/04 | 2,600 | 2,600 |
| | | **133,935** |
| **Oregon  2.0%** | | |
| **Gilliam Cnty** | | |
| +■ Solid Waste Disposal RB (Waste Management) Series 2000A 1.20%, 01/07/04 | 10,000 | 10,000 |

| Issuer Security Type, Project, Series, Rate, Maturity Date | Face Amount ($ x 1,000) | Value ($ x 1,000) |
|---|---|---|
| **Oregon** | | |
| +■ Economic Development RB (Kettle Foods) 1998 Series 196 1.25%, 01/07/04 | 4,970 | 4,970 |
| Full Faith & Credit TAN Series 2003A 1.07%, 11/15/04 | 142,000 | 143,445 |
| **Oregon Economic Development Commission** | | |
| +■ Economic Development RB (Pendleton Flour Mills) 1997 Series 182 1.25%, 01/07/04 | 4,360 | 4,360 |
| **Oregon Health, Housing, Educational & Cultural Facilities Auth** | | |
| +■ RB (Quatama Crossing) Series 1998A 1.35%, 01/07/04 | 4,600 | 4,600 |
| **Oregon Housing & Community Services Dept** | | |
| ■ Mortgage RB (S/F Program) Series 20030 1.25%, 01/06/05 | 40,000 | 40,000 |
| ■ Mortgage RB (S/F Program) Series 2003M 1.20%, 01/06/05 | 7,000 | 7,000 |
| **Port of Portland** | | |
| +■ Special Obligation RB (Portland Bulk Terminals) Series 1996 1.30%, 01/07/04 | 28,000 | 28,000 |
| +■ Special Obligation RB (Portland Bulk Terminals) Series 1999 1.30%, 01/07/04 | 4,500 | 4,500 |
| **Portland** | | |
| +■ M/F Housing RB (Village of Lovejoy Fountain) Series 1997 1.25%, 01/07/04 | 8,500 | 8,500 |
| | | **255,375** |
| **Pennsylvania  7.0%** | | |
| **Allegheny Cnty Hospital Development Auth** | | |
| +▶■ Hospital RB Series 1993 (Magee-Womens Hospital) TOB Series PT-878 1.25%, 01/07/04 | 5,000 | 5,000 |

| Issuer Security Type, Project, Series, Rate, Maturity Date | Face Amount ($ x 1,000) | Value ($ x 1,000) |
|---|---|---|
| **Cambria Cnty IDA** | | |
| ✛■ Resource Recovery RB (Cambria Cogen Co Project) Series 1998 A-1 1.20%, 01/07/04 | 74,250 | 74,250 |
| ✛■ Resource Recovery RB (Cambria Cogen Co) Series 1998A-2 1.42%, 01/07/04 | 32,105 | 32,105 |
| **Central Bucks SD** | | |
| ✛▶■ GO Series 2000A 1.30%, 01/07/04 | 1,650 | 1,650 |
| **Chester Cnty Health & Education Facilities Auth** | | |
| ✛■ RB (Simpson Meadows Project) Series 2000 1.27%, 01/07/04 | 925 | 925 |
| **Clarion Cnty IDA** | | |
| ✛■ Energy Development RB (Piney Creek Project) 1990 Series 1.11%, 01/07/04 | 465 | 465 |
| **Dauphin Cnty General Auth** | | |
| ✛▶■ RB (Education & Health Loan) Series 1997 1.33%, 01/07/04 | 7,285 | 7,285 |
| **Delaware Valley Regional Finance Auth** | | |
| ✛▶■ Local Government RB 1998A TOB Series 2001J 1.31%, 01/07/04 | 14,510 | 14,510 |
| ✛▶■ Local Government RB Series 1998A PT1651 1.29%, 01/07/04 | 9,000 | 9,000 |
| **Emmaus General Auth** | | |
| ✛▶■ Bonds Series 1996 1.15%, 01/07/04 | 3,125 | 3,125 |
| **Erie SD** | | |
| ✛▶■ GO Bonds Series 2001A TOB Series 2001-5 1.05%, 05/07/04 | 15,845 | 15,845 |
| **Harrisburg Auth** | | |
| ✛▶■ Water Refunding RB Series 2002B 1.35%, 01/07/04 | 2,500 | 2,500 |
| ✛▶■ Water Refunding RB Series 2003A 1.35%, 01/07/04 | 10,400 | 10,400 |

| Issuer Security Type, Project, Series, Rate, Maturity Date | Face Amount ($ x 1,000) | Value ($ x 1,000) |
|---|---|---|
| **Lancaster Cnty Hospital Auth** | | |
| ✛▶■ Health Center RB (Masonic Homes) Series 2002 1.15%, 01/07/04 | 17,435 | 17,435 |
| ✛■ Health Center RB (Brethren Village) Series 2000 1.30%, 01/07/04 | 4,100 | 4,100 |
| **Luzerne Cnty IDA** | | |
| ✛■ RB 2003 Series (Methodist Homes Project) 1.17%, 01/07/04 | 2,100 | 2,100 |
| **Mercer Cnty** | | |
| ✛▶■ GO Bonds Series 2001 TOB Series 2001-18 1.19%, 01/07/04 | 5,400 | 5,400 |
| **Montgomery Cnty Higher Education & Health Auth** | | |
| ✛■ RB Series 2001 (Madlyn & Leonard Abramson Center For Jewish Life) 1.27%, 01/07/04 | 2,300 | 2,300 |
| **Montgomery Cnty IDA** | | |
| ✛ Pollution Control Refunding RB (Exelon Generation Co) Series 2002A 1.05%, 02/11/04 | 7,200 | 7,200 |
| ✛ Pollution Control Refunding RB (Peco Energy Co) Series 1994A 1.00%, 01/27/04 | 24,160 | 24,160 |
| ✛■ School RB (Friends' Central School) Series 2002 1.26%, 01/07/04 | 5,200 | 5,200 |
| **Montgomery Cnty Redevelopment Auth** | | |
| ✛■ M/F Housing RB (Brookside Manor Apartments Project) Series 2001A 1.20%, 01/07/04 | 3,200 | 3,200 |
| ✛■ M/F Housing RB (Kingswood Apts) Series 2001A 1.20%, 01/07/04 | 1,205 | 1,205 |
| ✛■ M/F Housing Refunding RB (Glenmore Associates) Series 1995A 1.25%, 01/07/04 | 3,750 | 3,750 |

## Portfolio Holdings continued

| Issuer<br>Security Type, Project, Series,<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| **Northhampton Cnty** | | |
| ✛▶■ County Agreement RB Series 2001 TOB Series 2002-2<br>1.12%, 06/02/04 | 6,995 | 6,995 |
| ✛■ RB (Binney & Smith) Series 1997A<br>1.25%, 01/07/04 | 3,250 | 3,250 |
| ✛■ RB (Binney & Smith) Series 1997B<br>1.25%, 01/07/04 | 840 | 840 |
| **Pennsylvania** | | |
| ✛▶■ GO Bonds First Series 1995 TOB Series 97C3801<br>1.30%, 01/07/04 | 1,000 | 1,000 |
| ▶■ GO Bonds First Series 2001 TOB Series 2001F<br>1.31%, 01/07/04 | 6,860 | 6,860 |
| ✛▶■ GO Bonds First Series 2003 PA-1112<br>1.25%, 01/07/04 | 9,770 | 9,770 |
| ✛▶■ GO Bonds Second Series 2002 TOB Series PA-1035R<br>1.25%, 01/07/04 | 10,000 | 10,000 |
| **Pennsylvania Convention Center Auth** | | |
| ✛▶■ RB Series 1989A TOB Series PT-1224<br>1.25%, 01/07/04 | 3,900 | 3,900 |
| **Pennsylvania Economic Development Financing Auth** | | |
| ✛■ Exempt Facilities RB (Amtrak Project) Series 2001B<br>1.25%, 01/07/04 | 1,300 | 1,300 |
| ■ Exempt Facilities RB (Merck & Co. West Point Project) Series 2001<br>1.30%, 01/07/04 | 3,250 | 3,250 |
| ✛■ Exempt Facilities RB (Reliant Energy Seward Project) Series 2001A<br>1.15%, 01/07/04 | 66,100 | 66,100 |
| ✛■ Exempt Facilities RB (Reliant Energy Seward Project) Series 2002B<br>1.17%, 01/07/04 | 18,000 | 18,000 |
| ✛■ Exempt Facilities RB (Reliant Energy Seward) Series 2002A<br>1.15%, 01/07/04 | 35,000 | 35,000 |

| Issuer<br>Security Type, Project, Series,<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| **Pennsylvania Energy Development Auth** | | |
| ✛■ Energy Development RB (B&W Ebensburg Project) Series 1986<br>1.11%, 01/07/04 | 20,140 | 20,140 |
| ✛■ Energy Development RB (Piney Creek) Series 1986A<br>1.11%, 01/07/04 | 21,475 | 21,475 |
| ✛■ Energy Development RB (Piney Creek) Series 1986C<br>1.11%, 01/07/04 | 4,155 | 4,155 |
| **Pennsylvania HFA** | | |
| ▶■ S/F Mortgage RB Series 1997-56C TOB Series PT-119A<br>1.25%, 01/07/04 | 250 | 250 |
| ▶■ S/F Mortgage RB Series 1999A TOB Series 1999-u<br>1.00%, 02/26/04 | 24,710 | 24,710 |
| ▶■ S/F Mortgage RB Series 2002-74B TOB Series PA-1055<br>1.28%, 01/07/04 | 3,895 | 3,895 |
| ▶■ S/F RB Series 1998-64 TOB Series 1998Y<br>1.12%, 03/25/04 | 495 | 495 |
| **Pennsylvania Higher Education Assistance Agency** | | |
| ✛▶■ Student Loan RB Series 2003 A-2<br>1.34%, 01/07/04 | 27,500 | 27,500 |
| ✛▶■ Student Loan RB Series 1988A<br>1.13%, 01/07/04 | 27,700 | 27,700 |
| ✛▶■ Student Loan RB Series 1988B<br>1.13%, 01/07/04 | 12,000 | 12,000 |
| ✛▶■ Student Loan RB Series 1994A<br>1.13%, 01/07/04 | 31,000 | 31,000 |
| ✛▶■ Student Loan RB Series 1997A<br>1.34%, 01/07/04 | 23,900 | 23,900 |
| ✛▶■ Student Loan RB Series 1999A<br>1.11%, 01/07/04 | 6,200 | 6,200 |
| ✛▶■ Student Loan RB Series 2000A<br>1.34%, 01/07/04 | 40,400 | 40,400 |
| ✛▶■ Student Loan RB Series 2001A<br>1.34%, 01/07/04 | 18,700 | 18,700 |
| ✛▶■ Student Loan RB Series 2003A-1<br>1.34%, 01/07/04 | 7,000 | 7,000 |

| Issuer<br>Security Type, Project, Series,<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| **Pennsylvania Public School Building Auth**<br>✛▶■ School RB (Parkland SD) Series 1999D<br>1.30%, 01/07/04 | 6,800 | 6,800 |
| **Pennsylvania Turnpike Comm**<br>▶■ Turnpike RB Series 2001U<br>1.18%, 01/07/04 | 29,600 | 29,600 |
| **Philadelphia**<br>✛▶■ Water & Wastewater RB Series 1997B<br>1.06%, 01/07/04 | 11,600 | 11,600 |
| ✛▶■ Water & Wastewater Refunding RB Series 2003<br>1.09%, 01/07/04 | 41,395 | 41,395 |
| **Philadelphia Gas Works**<br>✛▶■ RB Third Series 2001 TOB Series PA-877<br>1.25%, 01/07/04 | 5,995 | 5,995 |
| **Philadelphia Hospital & Higher Education Facilities Auth**<br>✛■ RB (Wills Eye Hospital Project) Series 2000<br>1.25%, 01/07/04 | 5,200 | 5,200 |
| **Philadelphia IDA**<br>✛▶■ Airport RB Series 1998A TOB Series 1998P2<br>1.05%, 08/05/04 | 12,710 | 12,710 |
| ✛■ RB (City Line Holiday Inn) Series 1996<br>1.10%, 01/07/04 | 6,800 | 6,800 |
| ✛■ RB (Girard Estate Aramark Tower) Series 2002<br>1.25%, 01/07/04 | 10,000 | 10,000 |
| ✛■ RB (Girard Estate Facilities Leasing) Series 2001<br>1.25%, 01/07/04 | 13,500 | 13,500 |
| **Quakertown General Auth**<br>✛■ RB (Pooled Financing Program) Series 1996A<br>1.10%, 01/07/04 | 14,268 | 14,268 |
| ✛■ RB (Pooled Financing Program) Series 1998A<br>1.10%, 01/07/04 | 1,705 | 1,705 |

| Issuer<br>Security Type, Project, Series,<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| **Quakertown Hospital Auth**<br>✛■ Hospital RB (HPS Group Pooled Financing Program) Series 1985<br>1.10%, 01/07/04 | 7,400 | 7,400 |
| **Temple University**<br>University Funding Obligations Series 2003<br>1.20%, 05/04/04 | 14,000 | 14,000 |
| **Washington Cnty Lease Auth**<br>✛■ Municipal Facilities Lease RB (Reading II) Series 1985 A-1-B<br>1.15%, 01/07/04 | 7,600 | 7,600 |
| **West Cornwall Twp Municipal Auth**<br>✛■ RB (Lebanon Valley Brethren Home) Series 1995<br>1.20%, 01/07/04 | 1,720 | 1,720 |
| | | **879,188** |
| **Rhode Island  0.7%** | | |
| **Rhode Island Housing & Mortgage Finance Corp**<br>▶■ Home Ownership Opportunity Bonds 1998 Series 29A TOB Series 1999E<br>1.38%, 01/07/04 | 19,020 | 19,020 |
| **Rhode Island IDA**<br>✛■ IDRB (Greystone of Lincoln) 2000 Series<br>1.65%, 01/07/04 | 1,900 | 1,900 |
| **Rhode Island Student Loan Auth**<br>✛■ Student Loan Program RB 1995 Series 1<br>1.16%, 01/07/04 | 24,900 | 24,900 |
| ✛■ Student Loan Program RB 1996 Series 1<br>1.05%, 06/01/04 | 19,000 | 19,000 |
| ✛■ Student Loan Program RB 1996 Series 2<br>1.16%, 01/07/04 | 6,900 | 6,900 |
| ✛■ Student Loan Program RB 1996 Series 3<br>1.16%, 01/07/04 | 20,400 | 20,400 |
| | | **92,120** |

## Portfolio Holdings continued

| Issuer Security Type, Project, Series, Rate, Maturity Date | Face Amount ($ x 1,000) | Value ($ x 1,000) |
|---|---|---|
| **South Carolina  1.2%** | | |
| **Berkeley Cnty SD** | | |
| +▶■ School Building Bonds Series 2002 TOB Series 2002 A32 1.30%, 01/07/04 | 7,575 | 7,575 |
| **Charleston Waterworks & Sewer System** | | |
| ▶■ Refunding & Capital Improvement RB Series 2003A 1.27%, 01/07/04 | 8,665 | 8,665 |
| **Florence Cnty Public Facilities Corp.** | | |
| +▶■ Refunding COP (Law Enforcement & Civic Centers) Series 2003 1.26%, 01/07/04 | 29,515 | 29,515 |
| **Greenville IDA** | | |
| +■ IDRB (Stevens Aviation Technical Services) Series 1997 1.40%, 01/07/04 | 3,500 | 3,500 |
| **South Carolina Association of Governmental Organizations** | | |
| COP Series 2003 1.05%, 04/14/04 | 20,000 | 20,025 |
| **South Carolina Housing & Development Auth** | | |
| +■ M/F Rental Housing RB (Ashley Apts) Series 1999 1.30%, 01/07/04 | 4,205 | 4,205 |
| +■ M/F Rental Housing RB (Piedmont Manor Apts) Series 2000B-1 1.30%, 01/07/04 | 5,755 | 5,755 |
| +■ M/F Rental Housing RB (Spartanburg Terrace Apts) Series 2000C-1 1.30%, 01/07/04 | 1,960 | 1,960 |
| +■ M/F Rental Housing Refunding RB (Fairway Apts) Series 2001A 1.12%, 01/07/04 | 7,735 | 7,735 |
| **South Carolina Jobs Economic Development Auth** | | |
| +■ Economic Development RB (Holcim) Series 2003 1.55%, 01/07/04 | 6,250 | 6,250 |

| Issuer Security Type, Project, Series, Rate, Maturity Date | Face Amount ($ x 1,000) | Value ($ x 1,000) |
|---|---|---|
| +■ Economic Development RB (Thomas & Betts Corp) Series 1997 1.40%, 01/07/04 | 3,250 | 3,250 |
| +■ Economic Development Refunding RB (Electric City Printing Co) Series 1994 1.40%, 01/07/04 | 1,800 | 1,800 |
| +■ IDRB (Sanders Brothers Construction Co) Series 1996 1.40%, 01/07/04 | 1,050 | 1,050 |
| **South Carolina Public Service Auth** | | |
| ▶ TECP 0.92%, 01/13/04 | 22,424 | 22,424 |
| **South Carolina Transportation Infrastructure Bank** | | |
| +▶■ RB Series 1999A TOB Series 20004002 1.30%, 01/07/04 | 22,610 | 22,610 |
| **Spartanburg Cnty IDA** | | |
| +■ Refunding IDRB (Bemis Co) Series 1991 1.30%, 01/07/04 | 4,750 | 4,750 |
| | | **151,069** |
| **South Dakota  0.3%** | | |
| **South Dakota HDA** | | |
| ▶■ Homeownership Mortgage Bonds Series 2003C-1 1.22%, 01/07/04 | 10,000 | 10,000 |
| +■ M/F Housing RB (Harmony Heights) Series 2001 1.37%, 01/07/04 | 6,500 | 6,500 |
| **South Dakota Health & Educational Facilities Auth** | | |
| +▶■ RB (McKenna Hospital) Series 1994 1.32%, 01/07/04 | 27,345 | 27,345 |
| | | **43,845** |
| **Tennessee  2.9%** | | |
| **Bristol Health & Educational Facilities Board** | | |
| +■ RB (King College) Series 2001 1.25%, 01/07/04 | 7,250 | 7,250 |

| Issuer Security Type, Project, Series, Rate, Maturity Date | Face Amount ($ x 1,000) | Value ($ x 1,000) |
|---|---|---|
| **Carter Cnty IDB** | | |
| +■ M/F Housing Refunding RB (Willow Run Apts) Series 1990 1.45%, 01/07/04 | 6,675 | 6,675 |
| **Chattanooga Health, Education & Housing Facilities Board** | | |
| +■ RB (Baylor School) Series 1996 1.20%, 01/07/04 | 2,035 | 2,035 |
| **Clarksville Public Build Auth** | | |
| +■ Pooled Financing RB Series 2001 1.30%, 01/02/04 | 4,000 | 4,000 |
| +■ Pooled Financing RB Series 2003 1.30%, 01/02/04 | 7,200 | 7,200 |
| **Franklin Co IDB** | | |
| +■ IDRB (Hi-Tech) Series 1997 1.20%, 01/07/04 | 4,300 | 4,300 |
| **Grundy Cnty IDB** | | |
| +■ Limited Obligation RB (Toyo Seat USA Corp) Series 2001 1.55%, 01/07/04 | 4,255 | 4,255 |
| **Hendersonville IDB** | | |
| +■ Refunding IDRB (Betty Machine Co) Series 2001 1.25%, 01/07/04 | 5,000 | 5,000 |
| **Huntingdon IDB** | | |
| +■ IDRB (Associated Rubber Co) Series 1999 1.30%, 01/07/04 | 2,400 | 2,400 |
| **Jackson Energy Auth** | | |
| +▶■ Gas System RB Series 2002 1.15%, 01/07/04 | 5,900 | 5,900 |
| +▶■ Water System RB Series 2002 1.15%, 01/07/04 | 4,800 | 4,800 |
| **Jackson IDB** | | |
| +■ Solid Waste Facility Bonds (Ameristeel Corp) Series 1997 1.35%, 01/07/04 | 3,800 | 3,800 |
| **McMinn Cnty IDA** | | |
| +■ Solid Waste Disposal Facilities RB (Bowater) Series 1999 1.35%, 01/07/04 | 13,500 | 13,500 |
| **Metropolitan Govt of Nashville & Davidson Cnty** GO TECP | | |
| 0.90%, 01/07/04 | 10,000 | 10,000 |
| 0.97%, 02/10/04 | 8,000 | 8,000 |
| 0.95%, 03/18/04 | 7,000 | 7,000 |
| **Metropolitan Govt of Nashville & Davidson Cnty Health & Educational Facilties Board** | | |
| +■ RB (Ensworth School) Series 2002 1.15%, 01/07/04 | 10,000 | 10,000 |
| **Metropolitan Govt of Nashville-Davidson Cnty IDB** | | |
| +■ Educational Facilites Refunding RB (David Lipscomb Univ) Series 2003 1.15%, 01/07/04 | 8,700 | 8,700 |
| +■ IDRB (Bindtech) Series 1997 1.35%, 01/07/04 | 3,050 | 3,050 |
| +■ IDRB (Nashville Symphony Project) 1.25%, 01/07/04 | 3,100 | 3,100 |
| +■ M/F Housing RB (Arbor Crest) 1985B 1.25%, 01/07/04 | 12,550 | 12,550 |
| +■ M/F Housing RB (Arbor Knoll) 1985A 1.25%, 01/07/04 | 13,400 | 13,400 |
| **Metropolitan Nashville Airport Auth** | | |
| +■ Passenger Facility Charge Refunding Bonds Series 2003 1.25%, 01/07/04 | 7,000 | 7,000 |
| **Montgomery Cnty Public Building Auth** | | |
| +■ Pooled Financing RB (Tennesse Cnty Loan Pool) 1.30%, 01/02/04 | 50 | 50 |
| **Nashville-Davidson Cnty Health & Educational Facilities Board** | | |
| ■ RB (Ascension Health Credit Group) Series 2001 B-1 1.00%, 08/02/04 | 3,500 | 3,500 |

## Portfolio Holdings continued

| Issuer<br>Security Type, Project, Series,<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| **Sevier Cnty Public Building Auth** | | |
| ✚▸■ Public Improvement Bonds 1995 Series C-1 | | |
| 1.26%, 01/07/04 | 3,165 | 3,165 |
| ✚▸■ Public Improvement Bonds 1996 Series D | | |
| 1.26%, 01/07/04 | 1,165 | 1,165 |
| ✚▸■ Public Improvement Bonds 1996 Series E-4 | | |
| 1.26%, 01/07/04 | 2,515 | 2,515 |
| ✚▸■ Public Improvement Bonds 1996 Series E-5 | | |
| 1.26%, 01/07/04 | 1,390 | 1,390 |
| ✚▸■ Public Improvement Bonds 1996 Series F-1 | | |
| 1.26%, 01/07/04 | 8,850 | 8,850 |
| ✚▸■ Public Improvement Bonds 1996 Series F-2 | | |
| 1.26%, 01/07/04 | 6,310 | 6,310 |
| ✚▸■ Public Improvement Bonds 1996 Series G | | |
| 1.26%, 01/07/04 | 5,475 | 5,475 |
| ✚▸■ Public Improvement Bonds 1996 Series II-C | | |
| 1.26%, 01/07/04 | 855 | 855 |
| ✚▸■ Public Improvement Bonds 1998 Series III-C-1 | | |
| 1.26%, 01/07/04 | 8,530 | 8,530 |
| **Shelby Cnty Health, Education & Housing Facility Board** | | |
| ✚■ Educational Facilities RB (Rhodes College) Series 2000 | | |
| 1.25%, 01/07/04 | 9,700 | 9,700 |
| ✚■ M/F Housing RB (TUP I) Series 1997A | | |
| 1.27%, 01/07/04 | 5,000 | 5,000 |
| ✚ RB (Baptist Memorial Hospital) Series 2000 | | |
| 1.15%, 01/20/04 | 30,000 | 30,000 |
| ✚■ RB (St. Benedict at Auburndale High School) Series 2003 | | |
| 1.28%, 01/07/04 | 5,000 | 5,000 |
| **Tennessee** | | |
| GO TECP Series A | | |
| 0.95%, 02/06/04 | 10,000 | 10,000 |
| 1.05%, 04/08/04 | 20,000 | 20,000 |

| Issuer<br>Security Type, Project, Series,<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| **Tennessee Housing Development Agency** | | |
| ▸■ Homeownership Program Bonds Series 2001-1C TOB Series 2001H | | |
| 1.36%, 01/07/04 | 4,655 | 4,655 |
| ✚▸■ Mortgage Finance TOB Series K | | |
| 1.38%, 01/07/04 | 1,510 | 1,510 |
| **Volunteer Student Loan Funding Corp** | | |
| ✚■ Student Loan RB Series 1987 A-1 | | |
| 1.13%, 01/07/04 | 15,000 | 15,000 |
| ✚■ Student Loan RB Series 1987 A-2 | | |
| 1.13%, 01/07/04 | 13,700 | 13,700 |
| ✚■ Student Loan RB Series 1987 A-3 | | |
| 1.13%, 01/07/04 | 58,400 | 58,400 |
| | | **368,685** |
| **Texas 12.0%** | | |
| **Amarillo Health Facility Corp.** | | |
| ✚■ Health Facilities Refunding RB (Evangelical Lutheran Good Samaritan Society) Series 1997 | | |
| 1.35%, 01/07/04 | 3,155 | 3,155 |
| ✚■ Hospital RB (Panhandle Pooled Health Care Loan) Series 1985 | | |
| 1.20%, 01/07/04 | 3,000 | 3,000 |
| **Austin** | | |
| ▸■ Public Improvement Bonds Series 2000 TOB Series 20004305 | | |
| 1.30%, 01/07/04 | 6,000 | 6,000 |
| ✚▸■ Water & Wastewater Refunding RB Series 2001A&B TOB Series 2001 A63 | | |
| 1.21%, 01/07/04 | 6,425 | 6,425 |
| **Bexar Cnty Health Facilities Development Corp.** | | |
| ✚■ Health Care RB (Chandler Memorial Home) Series 1995 | | |
| 1.28%, 01/07/04 | 3,945 | 3,945 |

| Issuer Security Type, Project, Series, Rate, Maturity Date | Face Amount ($ x 1,000) | Value ($ x 1,000) |
|---|---|---|
| **Brazos River Auth** | | |
| +■ Pollution Control Refunding RB (TXU Electric Co) Series 2001D-1 | | |
| 1.25%, 01/07/04 | 14,500 | 14,500 |
| **Calhoun Cnty Navigation IDA** | | |
| +■ Solid Waste Disposal RB (Formosa Plastics Corp) Series 2001 | | |
| 1.35%, 01/07/04 | 19,800 | 19,800 |
| **Capital Health Facilities Development Corp** | | |
| +■ Health Facilities Development RB (Island on Lake Travis) Series 1986 | | |
| 1.11%, 01/07/04 | 8,500 | 8,500 |
| **Capital IDA Corp** | | |
| +■ Solid Waste Disposal RB (Texas Disposal Systems) Series 2001 | | |
| 1.35%, 01/07/04 | 4,300 | 4,300 |
| **Collin Cnty HFA** | | |
| +■ M/F Housing RB (Huntington Apts) Series 1996 | | |
| 1.33%, 01/07/04 | 6,150 | 6,150 |
| **Dallas Area Rapid Transit** | | |
| +▶■ Senior Lien Sales Tax RB Series 2001 TOB Series 20026005 | | |
| 1.30%, 01/07/04 | 16,130 | 16,130 |
| **Dallas Fort Worth International Airport** | | |
| +▶■ Dallas/Ft Worth International Airport Joint Improvement & Refunding RB Series 2002A PA-1061 | | |
| 1.34%, 01/07/04 | 8,995 | 8,995 |
| +▶■ Dallas/Ft Worth International Airport Joint Improvement RB Series 2003A PT-805 | | |
| 1.34%, 01/07/04 | 9,995 | 9,995 |
| +▶■ Dallas/Ft Worth International Airport Joint RB Series 2003A TOB Series 351 | | |
| 1.33%, 01/07/04 | 2,500 | 2,500 |

| Issuer Security Type, Project, Series, Rate, Maturity Date | Face Amount ($ x 1,000) | Value ($ x 1,000) |
|---|---|---|
| ■ Refunding RB (United Parcel Service) Refunding RB Series 2002 | | |
| 1.26%, 01/02/04 | 5,250 | 5,250 |
| **Denton Utility System** | | |
| +▶■ Utility System RB Series 2000A TOB Series 2000-369 | | |
| 1.29%, 01/07/04 | 5,230 | 5,230 |
| **El Paso** | | |
| +▶■ Water & Sewer Refunding RB Series 1998 TOB Series 1998I | | |
| 1.38%, 01/07/04 | 11,535 | 11,535 |
| **Euless IDA** | | |
| +■ RB (Ferguson Enterprises) Series 1985 | | |
| 1.30%, 01/07/04 | 4,950 | 4,950 |
| **Grand Prairie IDA** | | |
| +■ IDRB (NTA Leasing Co) Series 1994 | | |
| 1.27%, 01/07/04 | 1,515 | 1,515 |
| **Grapevine IDA** | | |
| +■ Airport Improvement RB (Simuflite Training Int'l) Series 1983A | | |
| 1.15%, 04/01/04 | 18,975 | 18,975 |
| **Greater East Texas Student Loan Corp** | | |
| +■ Student Loan RB Series 1992B | | |
| 1.30%, 01/07/04 | 30,200 | 30,200 |
| 1.03%, 07/01/04 | 14,000 | 14,000 |
| +■ Student Loan RB Series 1995B | | |
| 1.03%, 07/01/04 | 10,000 | 10,000 |
| +■ Student Loan RB Series 1999B | | |
| 1.30%, 01/07/04 | 6,500 | 6,500 |
| +■ Student Loan Refunding RB Series 1993A | | |
| 1.30%, 01/07/04 | 48,150 | 48,150 |
| +■ Student Loan Refunding RB Series 1993B | | |
| 1.30%, 01/07/04 | 7,000 | 7,000 |
| +■ Student Loan Refunding RB Series 1995A | | |
| 1.25%, 01/07/04 | 35,700 | 35,700 |
| +■ Student Loan Refunding RB Series 1996A | | |
| 1.30%, 01/07/04 | 56,000 | 56,000 |

## Portfolio Holdings continued

| Issuer<br>Security Type, Project, Series,<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| **Gulf Coast IDA** | | |
| ✛■ IDRB (Gruma Corp) Series 1994<br>1.22%, 01/07/04 | 6,440 | 6,440 |
| **Gulf Coast Waste Disposal Auth** | | |
| ■ Environmental Facilities RB (ExxonMobil) Series 2001A<br>1.25%, 01/02/04 | 400 | 400 |
| ■ Environmental Facilities RB (ExxonMobil) Series 2001B<br>1.25%, 01/02/04 | 22,900 | 22,900 |
| ■ Solid Waste Disposal RB (Amoco Oil Co) Series 1991<br>1.05%, 04/01/04 | 4,600 | 4,600 |
| ✛■ Solid Waste Disposal RB (Waste Management) Series 2003D<br>1.30%, 01/07/04 | 2,750 | 2,750 |
| **Harris Cnty** | | |
| ✛▶■ Junior Lien Special RB (Rodeo) Series 2001C<br>1.27%, 01/07/04 | 2,000 | 2,000 |
| **Harris Cnty Health Facility Development Corp** | | |
| ✛▶■ SCH Health Care System RB Series 1997B TOB Series 994301<br>1.30%, 01/07/04 | 14,850 | 14,850 |
| **Harris Cnty HFA** | | |
| ✛■ M/F Housing RB (Dominion Square Apts) Series 2000<br>1.38%, 01/07/04 | 2,895 | 2,895 |
| **Houston** | | |
| ▶■ Public Improvement Refunding Bonds Series 1998A TOB Series 984301<br>1.30%, 01/07/04 | 21,655 | 21,655 |
| ✛▶■ Water & Sewer System Junior Lien Refunding RB Series 2002A TOB Series 2002F<br>1.31%, 01/07/04 | 6,530 | 6,530 |
| **Houston Independent SD** | | |
| ▶■ Limited Tax Schoolhouse & Refunding Bonds Series 2003<br>1.09%, 06/03/04 | 101,000 | 100,983 |
| **Houston Water and Sewer System** | | |
| ▶ Water & Sewer System TECP Series A<br>0.95%, 02/04/04<br>0.95%, 02/05/04 | 12,500<br>46,000 | 12,500<br>46,000 |
| **Jewett Economic Development Corp** | | |
| ■ IDRB (Nucor Corp) Series 2003<br>1.17%, 01/07/04 | 6,200 | 6,200 |
| **Katy Independent SD** | | |
| ✛▶■ Unlimited Tax School Building Bonds Series 2000A TOB Series 20014301<br>1.30%, 01/07/04 | 10,145 | 10,145 |
| **Lavaca-Navidad River Auth** | | |
| ✛■ Water Supply System Contract RB (Formosa Plastics Corp) Series 1990<br>1.25%, 01/07/04 | 13,600 | 13,600 |
| **Lower Colorado River Auth** | | |
| ✛▶■ Refunding RB Series 1999A TOB Series 20004301<br>1.30%, 01/07/04 | 10,770 | 10,770 |
| **Lower Neches River Auth** | | |
| ■ Exempt Facilities Refunding RB (Exxon Mobil) Series 2001B<br>1.25%, 01/02/04 | 10,000 | 10,000 |
| **Lower Neches Valley Auth** | | |
| ■ Pollution Control RB (Chevron USA) Series 1987<br>0.92%, 02/17/04 | 4,500 | 4,500 |
| **Lubbock Educational Facilties Auth** | | |
| ✛■ RB (Lubbock Christian Univ) Series 1999<br>1.30%, 01/07/04 | 6,300 | 6,300 |
| **Mansfield IDA** | | |
| ✛■ IDRB (Southern Champion Tray) Series 1999<br>1.30%, 01/07/04 | 2,200 | 2,200 |
| **Matagorda Cnty Navigation District # 1** | | |
| ✛▶■ Refunding RB (Houston Lighting & Power Co) TOB Series 2001-A44<br>1.35%, 01/07/04 | 19,385 | 19,385 |

| Issuer Security Type, Project, Series, Rate, Maturity Date | Face Amount ($ x 1,000) | Value ($ x 1,000) |
|---|---|---|
| **North Texas Higher Education Auth** | | |
| +■ Student Loan RB Series 1987 1.15%, 01/07/04 | 87,750 | 87,750 |
| +▶■ Student Loan RB Series 1996C 1.15%, 01/07/04 | 5,600 | 5,600 |
| +■ Student Loan RB Series 1998 1.15%, 01/07/04 | 9,000 | 9,000 |
| +■ Student Loan RB Series 2001A 1.15%, 01/07/04 | 13,405 | 13,405 |
| +■ Student Loan RB Subordinate Series 1996A 1.15%, 01/07/04 | 8,600 | 8,600 |
| +■ Student Loan Refunding RB Series 1990 1.15%, 01/07/04 | 27,100 | 27,100 |
| **Northside Independent SD** | | |
| ▶■ Unlimited Tax School Building Bonds Series 2003 1.02%, 06/15/04 | 21,000 | 21,000 |
| **Panhandle Plains Higher Education Auth** | | |
| +▶■ Student Loan RB Series 1991A 1.11%, 01/07/04 | 2,200 | 2,200 |
| +▶■ Student Loan RB Series 1992A 1.11%, 01/07/04 | 20,300 | 20,300 |
| +▶■ Student Loan RB Series 1993A 1.11%, 01/07/04 | 5,700 | 5,700 |
| **Robertson Cnty IDA** | | |
| +■ IDRB (Sanderson Farms) Series 1995 1.25%, 01/07/04 | 3,700 | 3,700 |
| **San Antonio IDA** | | |
| +■ IDRB (Gruma Corp) Series 1994 1.22%, 01/07/04 | 4,095 | 4,095 |
| **San Jacinto Community College District** | | |
| + Maintenance Tax Notes Series 2003 1.05%, 02/15/04 | 1,300 | 1,303 |
| **Southeast Texas HFA** | | |
| +▶■ S/F Mortgage Refunding & RB Series 1998A TOB Series PT-165 1.33%, 01/07/04 | 6,615 | 6,615 |
| +▶■ S/F Mortgage Refunding & RB Series 1998A TOB Series PT-193 1.33%, 01/07/04 | 6,725 | 6,725 |
| **Texas** | | |
| TRAN Series 2003 1.16%, 08/31/04 | 200,000 | 201,103 |
| 1.18%, 08/31/04 | 255,000 | 256,372 |
| 1.19%, 08/31/04 | 45,000 | 45,239 |
| ▶■ Veterans' Housing Assistance Program Fund I Series 1995 Refunding Bonds 1.06%, 01/07/04 | 12,261 | 12,261 |
| ▶■ Veterans' Housing Assistance Program Fund II Series 2002 A-2 Bonds 1.17%, 01/07/04 | 2,000 | 2,000 |
| **Texas A&M University** | | |
| ▶■ Permanent University Fund Bonds Series 1998 TOB Series 984302 1.30%, 01/07/04 | 28,445 | 28,445 |
| **Texas Dept of Housing & Community Affairs** | | |
| +■ M/F Housing RB (Creek Point Apts) Series 2000 1.25%, 01/07/04 | 7,200 | 7,200 |
| ▶■ Residential Mortgage RB Series 1998A TOB Series 1999C 1.38%, 01/07/04 | 14,950 | 14,950 |
| +▶■ S/F Mortgage RB Series 2002A&B TOB Series 178 1.35%, 01/07/04 | 4,250 | 4,250 |
| **Texas Municipal Gas Corp.** | | |
| +▶■ Senior Lien Gas Reserve RB Series 1998 1.15%, 01/07/04 | 2,790 | 2,790 |
| **Trinity River Auth** | | |
| +■ Solid Waste Disposal RB (Community Waste Disposal) Series 1999 1.20%, 01/07/04 | 5,795 | 5,795 |
| **Waco Education Finance Corp** | | |
| +▶■ RB (Baylor Univ) Series 2002A 1.25%, 01/07/04 | 9,900 | 9,900 |
| | | **1,509,401** |

## Portfolio Holdings continued

| Issuer<br>Security Type, Project, Series,<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| **Utah  1.6%** | | |
| **Intermountain Power Agency** | | |
| ✛▌▪ Power Supply Refunding RB<br>Series 1996C TOB Series<br>2000-409<br>1.29%, 01/07/04 | 15,330 | 15,330 |
| **Salt Lake City** | | |
| ✛▪ Airport RB Series 2001<br>1.15%, 01/07/04 | 9,100 | 9,100 |
| ✛▌▪ Hospital RB Series 2001 (IHC<br>Health Services) TOB Series<br>20014401<br>1.30%, 01/07/04 | 26,730 | 26,730 |
| ✛▪ RB (Rowland Hall - St. Mark's<br>School) Series 2001<br>1.25%, 01/07/04 | 9,515 | 9,515 |
| **University of Utah** | | |
| ✛▌▪ Auxiliary & Campus Facilties<br>System Refunding & RB<br>Series 1998A TOB Series<br>984401<br>1.30%, 01/07/04 | 30,060 | 30,060 |
| ✛▪ Student Loan RB Series 1993A<br>1.15%, 01/07/04 | 35,000 | 35,000 |
| ✛▌▪ Student Loan RB Series 1995I<br>1.15%, 01/07/04 | 27,500 | 27,500 |
| **Utah** | | |
| ▌▪ GO Highway Bonds Series<br>1998A TOB PT-429<br>1.28%, 01/07/04 | 31,085 | 31,085 |
| **Utah Building Ownership Auth** | | |
| ✛▌▪ Lease Refunding RB Series<br>1998C TOB Series 984402<br>1.30%, 01/07/04 | 9,695 | 9,695 |
| **Woods Cross City** | | |
| ✛▪ M/F Housing Refunding RB<br>(Springwood Apts) Series<br>2001A<br>1.25%, 01/07/04 | 3,605 | 3,605 |
| | | **197,620** |
| **Vermont  0.1%** | | |
| **Vermont Economic Development<br>Auth** | | |
| ✛▪ IDRB (Agri-Mark) Series 1999A<br>1.45%, 01/07/04 | 17,000 | 17,000 |

| Issuer<br>Security Type, Project, Series,<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| ✛▪ IDRB (Agri-Mark) Series 1999B<br>1.45%, 01/07/04 | 1,000 | 1,000 |
| | | **18,000** |
| **Virginia  1.0%** | | |
| **Chesterfield Cnty IDA** | | |
| ✛▪ Solid Waste Disposal Facility<br>RB (Ridewater Fibre Corp)<br>Series 2000<br>1.35%, 01/07/04 | 5,100 | 5,100 |
| **Fairfax Cnty Economic<br>Development Auth** | | |
| ▌▪ RB (Smithsonian Institution)<br>Series A<br>1.18%, 01/07/04 | 8,000 | 8,000 |
| **King George Cnty** | | |
| ✛▪ Solid Waste Disposal Facility<br>RB (Garnet) Series 1996<br>1.35%, 01/07/04 | 3,700 | 3,700 |
| **Loudoun Cnty IDA** | | |
| ▪ RB (Howard Hughes Medical<br>Institute) Series 2003B<br>1.05%, 01/07/04 | 4,200 | 4,200 |
| ▪ RB (Howard Hughes Medical<br>Institute) Series 2003D<br>1.20%, 01/07/04 | 5,000 | 5,000 |
| ▪ RB (Howard Hughes Medical<br>Institute) Series 2003E<br>1.26%, 01/02/04 | 10,900 | 10,900 |
| ▪ RB (Howard Hughes Medical<br>Institute) Series 2003F<br>1.06%, 01/07/04 | 9,500 | 9,500 |
| **Metropolitan Washington<br>Airports Auth** | | |
| ✛▌▪ Airport System RB Series<br>2001A TOB Series PT-689<br>1.34%, 01/07/04 | 5,870 | 5,870 |
| ✛▌▪ Airport System Refunding RB<br>Series 2002C<br>1.15%, 01/07/04 | 9,700 | 9,700 |
| ▶ TECP Series A<br>1.15%, 01/07/04 | 23,000 | 23,000 |
| **Montgomery Cnty IDA** | | |
| ✛▪ RB (Virginia Tech Foundation)<br>Series 2001A<br>1.25%, 01/07/04 | 9,300 | 9,300 |

| Issuer Security Type, Project, Series, Rate, Maturity Date | Face Amount ($ x 1,000) | Value ($ x 1,000) |
|---|---|---|
| +■ RB (Virginia Tech Foundation) Series 2001B 1.33%, 01/07/04 | 1,310 | 1,310 |
| +■ RB (Virginia Tech Foundation) Series 2002 1.25%, 01/07/04 | 4,655 | 4,655 |
| **Norfolk** | | |
| +▶■ Parking System Refunding & RB Series 2000B TOB Series 20004601 1.30%, 01/07/04 | 9,450 | 9,450 |
| **Portsmouth Redevelopment & Housing Auth., Virginia** | | |
| +■ M/F Housing RB (Churchland North Apts) Series 1999 1.30%, 01/07/04 | 6,705 | 6,705 |
| **Richmond IDA** | | |
| +■ Educational Facilities RB (Church Schools) Series 2002 1.25%, 01/07/04 | 9,775 | 9,775 |
| **Virginia Beach Development Auth** | | |
| +■ M/F Residential Rental Housing RB (Silver Hill at Thalia) Series 1999 1.30%, 01/07/04 | 4,300 | 4,300 |
| | | **130,465** |
| **Washington 4.3%** | | |
| **Douglas Cnty Development Corp** | | |
| +■ RB (Executive Flight) Series 1998 1.20%, 01/07/04 | 6,500 | 6,500 |
| **Energy Northwest** | | |
| +▶■ Columbia Generating Station & Project #3 Refunding Electric RB Series 2001A TOB Series 20014701 1.30%, 01/07/04 | 29,700 | 29,700 |
| +▶■ Project #1 Refunding Electric RB Series 2002A TOB Series PT-615 1.28%, 01/07/04 | 13,530 | 13,530 |
| +▶■ Project #3 Refunding Electric RB Series 2003A TOB Series PT-778 1.28%, 01/07/04 | 8,690 | 8,690 |

| Issuer Security Type, Project, Series, Rate, Maturity Date | Face Amount ($ x 1,000) | Value ($ x 1,000) |
|---|---|---|
| +■ Project #3 Refunding Electric RB Series 2003E 1.15%, 01/07/04 | 5,000 | 5,000 |
| +▶■ Project #3 Refunding Electric RB, Series 2003D-3-1 1.09%, 01/07/04 | 1,000 | 1,000 |
| +▶■ Project #3 Refunding Electric RB, Series 2003D-3-2 1.07%, 01/07/04 | 8,000 | 8,000 |
| **Everett IDA** | | |
| ■ Exempt Facilities RB (Kimberly-Clark Corp) Series 2002 1.25%, 01/07/04 | 3,200 | 3,200 |
| +■ RB (Partners Trust I SYNSOR) Series 1896 1.25%, 01/07/04 | 3,500 | 3,500 |
| **King Cnty** | | |
| Limited Tax GO BAN Series 2003A 1.05%, 10/01/04 | 80,000 | 80,564 |
| **Olympia** | | |
| +■ Solid Waste RB (LeMay Enterprises) Series 1999 1.20%, 01/07/04 | 6,695 | 6,695 |
| **Pierce Cnty** | | |
| +■ IDRB (McFarland Cascade) Series 1996 1.40%, 01/07/04 | 2,000 | 2,000 |
| +▶■ Unlimited Tax GO Bonds Series 2001TOB Series 20014703 1.30%, 01/07/04 | 43,655 | 43,655 |
| **Pierce Cnty Economic Development Corp** | | |
| +■ RB (Flex-A-Lite Consolidated) Series 1996 1.25%, 01/07/04 | 2,400 | 2,400 |
| +■ RB (K&M Holdings II) Series 1997 1.55%, 01/07/04 | 1,400 | 1,400 |
| +■ Solid Waste RB (LeMay Enterprises) Series 1999 1.20%, 01/07/04 | 2,620 | 2,620 |
| **Port of Centralia IDA** | | |
| +■ Solid Waste RB (LeMay Enterprises) Series 1999 1.20%, 01/07/04 | 1,645 | 1,645 |

## Portfolio Holdings continued

| Issuer<br>Security Type, Project, Series,<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| **Port of Moses Lake Public Corp** | | |
| ✛■ RB (National Frozen Foods Corp) Series 1997 | | |
| 1.15%, 01/07/04 | 3,800 | 3,800 |
| **Port of Seattle** | | |
| ✛▶■ RB Series 2001B TOB Series PT-728 | | |
| 1.33%, 01/07/04 | 4,430 | 4,430 |
| ✛▶■ Special Facility RB Series 1999B (Terminal 18) Merlot TOB Series 1999J | | |
| 1.26%, 01/07/04 | 49,795 | 49,795 |
| **Port of Tacoma** | | |
| ✛ Subordinate Lien Revenue TECP Series A | | |
| 1.05%, 03/19/04 | 15,500 | 15,500 |
| **Seattle** | | |
| ✛▶■ Drainage & Wastewater Refunding & RB Series 2002 TOB Series PT-1605 | | |
| 1.28%, 01/07/04 | 6,875 | 6,875 |
| **Seattle Housing Auth** | | |
| ✛■ RB (CHHIP & HRG) Series 1996 | | |
| 1.25%, 01/07/04 | 3,485 | 3,485 |
| ✛■ RB (Casa Pacifica Apts) Series 1997 | | |
| 1.25%, 01/07/04 | 3,000 | 3,000 |
| **Snohomish Cnty Public Utility District #1** | | |
| ✛▶■ Generation System Refunding RB Series 2002A-1 | | |
| 1.09%, 01/07/04 | 4,200 | 4,200 |
| ✛▶■ Generation System Refunding RB Series 2002A-2 | | |
| 1.09%, 01/07/04 | 27,000 | 27,000 |
| **Spokane IDA** | | |
| ✛■ Refunding IDRB (Interlock Realty Co) Series 1996 | | |
| 1.53%, 01/07/04 | 945 | 945 |
| **Tacoma Housing Auth** | | |
| ✛■ RB (Crown Assisted Living) Series 1998 | | |
| 1.25%, 01/07/04 | 3,255 | 3,255 |
| **Washington** | | |
| ✛▶■ GO Bond Series 2003A TOB Series 2002G | | |
| 1.34%, 01/07/04 | 5,170 | 5,170 |
| ▶■ GO Bonds Series 1998C TOB Series 984704 | | |
| 1.30%, 01/07/04 | 12,150 | 12,150 |
| ▶■ GO Bonds Series 2000B TOB Series 20004702 | | |
| 1.30%, 01/07/04 | 13,380 | 13,380 |
| ✛▶■ GO Bonds Series 2001A TOB Series 228 | | |
| 1.30%, 01/07/04 | 5,950 | 5,950 |
| ✛ Motor Vehicle Fuel Tax GO Refunding Bonds Series R-2001B | | |
| 1.04%, 09/01/04 | 10,000 | 10,262 |
| ✛▶■ Unlimited GO Bonds Series B TOB Series 20024702 | | |
| 1.30%, 01/07/04 | 30,485 | 30,485 |
| **Washington Economic Development Finance Auth** | | |
| ✛■ Economic Development RB (Skills) Series 1998N | | |
| 1.25%, 01/07/04 | 2,940 | 2,940 |
| ✛■ IDRB (Tonkin Building Associates) Series 1997A | | |
| 1.40%, 01/07/04 | 1,000 | 1,000 |
| ✛■ RB (Ace Tank) Series 1998 | | |
| 1.40%, 01/07/04 | 1,180 | 1,180 |
| ✛■ RB (Hunter Douglas) Series 1997A | | |
| 1.30%, 01/07/04 | 3,500 | 3,500 |
| ✛■ Solid Waste Disposal RB (Waste Management ) Series 2000C | | |
| 1.22%, 01/07/04 | 5,500 | 5,500 |
| ✛■ Solid Waste Disposal RB (Waste Management) Series 2000I | | |
| 1.20%, 01/07/04 | 10,240 | 10,240 |
| 1.22%, 01/07/04 | 7,235 | 7,235 |
| ✛■ Solid Waste Disposal RB (Waste Management) Series 2000H | | |
| 1.22%, 01/07/04 | 6,825 | 6,825 |
| **Washington Health Care Facilities Auth** | | |
| ✛■ RB (Yakima Valley Farm Workers Clinic) Series 1997 | | |
| 1.15%, 01/07/04 | 3,300 | 3,300 |

| Issuer<br>Security Type, Project, Series,<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| **Washington Housing Finance Commission** | | |
| +■ M/F Housing RB (Lakewood Meadows Apts) Series 2000A 1.35%, 01/07/04 | 3,140 | 3,140 |
| +■ M/F Housing RB (Woodrose Apts) Series 1999A 1.30%, 01/07/04 | 6,750 | 6,750 |
| +■ M/F Mortgage RB (Canyon Lakes) Series 1993 1.30%, 01/07/04 | 4,370 | 4,370 |
| +■ M/F Mortgage RB (Lake Washington Apts) Series 1996 1.25%, 01/07/04 | 8,350 | 8,350 |
| +■ M/F Mortgage RB (Meridian Court Apts) Series 1996 1.25%, 01/07/04 | 6,700 | 6,700 |
| +■ M/F RB (Brittany Park Phase II) Series 1998A 1.30%, 01/07/04 | 3,480 | 3,480 |
| +■ M/F RB (Brittany Park) Series 1996A 1.30%, 01/07/04 | 8,530 | 8,530 |
| +■ M/F RB (Merrill Gardens) Series 1997A 1.30%, 01/07/04 | 6,125 | 6,125 |
| +■ M/F RB (Rosecreek Apts) Series 1998A 1.33%, 01/07/04 | 3,570 | 3,570 |
| +▶■ S/F Program Bonds Draw Down Issue 2002A TOB Series PT-636 1.35%, 01/07/04 | 11,360 | 11,360 |
| **Yakama Indian Nation** | | |
| +■ RB (Yakama Forest Products) Series 1997 1.25%, 01/07/04 | 3,600 | 3,600 |
| **Yakima Cnty Public Corp** | | |
| +■ IDRB (Cowiche Growers) Series 1998 1.35%, 01/07/04 | 3,000 | 3,000 |
| +■ RB (Michelsen Packaging) Series 1996 1.25%, 01/07/04 | 1,600 | 1,600 |
| +■ RB (Printing Press) Series 1995 1.25%, 01/07/04 | 1,200 | 1,200 |
| +■ Refunding & RB (Hi-Country Foods) Series 1996 1.25%, 01/07/04 | 5,900 | 5,900 |
| | | **539,176** |

| Issuer<br>Security Type, Project, Series,<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| **West Virginia  0.6%** | | |
| **Fayette Cnty Dev Auth** | | |
| +■ Solid Waste Disposal Facility RB (Georgia-Pacific Corp) Series 1995 1.30%, 01/07/04 | 11,100 | 11,100 |
| **Marion Cnty** | | |
| +■ Solid Waste Disposal Facility RB (Grant Town Cogeneration) Series 1990B 1.20%, 01/07/04 | 21,225 | 21,225 |
| +■ Solid Waste Disposal Facility RB (Grant Town Cogeneration) Series 1990C 1.20%, 01/07/04 | 18,100 | 18,100 |
| +■ Solid Waste Disposal Facility RB (Grant Town Cogeneration) Series 1990D 1.20%, 01/07/04 | 3,400 | 3,400 |
| **West Virginia Parkways, Economic Development & Tourism Auth** | | |
| +▶■ Refunding RB Series 2003 1.06%, 01/07/04 | 17,600 | 17,600 |
| **West Virginia State Hospital Finance Auth** | | |
| +■ Refunding RB (St. Josephs Hospital Project) 1.16%, 01/07/04 | 1,300 | 1,300 |
| | | **72,725** |
| **Wisconsin  1.2%** | | |
| **Colburn IDA** | | |
| +■ IDRB (Heartland Farms) Series 1994 1.53%, 01/07/04 | 5,900 | 5,900 |
| **Franklin Regional Solid Waste Finance Commission** | | |
| +■ Solid Waste Disposal RB (Waste Management) Series 2003A 1.30%, 01/07/04 | 5,200 | 5,200 |
| **Kenosha** | | |
| +■ IDRB (Asyst Technologies) Series 1997 1.35%, 01/07/04 | 5,000 | 5,000 |

## Portfolio Holdings continued

| Issuer<br>Security Type, Project, Series,<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| **Milwaukee Cnty** | | |
| ✛▶■ Airport RB Series 2000A<br>Series PT-681<br>1.34%, 01/07/04 | 18,470 | 18,470 |
| **Rhinelander IDA** | | |
| ✛■ IDRB (Lake Shore) Series 1990<br>1.53%, 01/07/04 | 3,820 | 3,820 |
| **Southeast Wisconsin Professional Baseball Park District** | | |
| ✛▶■ Sales Tax Refunding Bonds<br>Series 1998 TOB Series<br>2000Y<br>1.21%, 01/07/04 | 5,000 | 5,000 |
| **Wisconsin Health & Educational Facilities Auth** | | |
| ✛■ RB (Wisconsin Lutheran<br>College) Series 2001<br>1.30%, 01/07/04 | 7,000 | 7,000 |
| ✛▶■ RB Series 1993C (Sisters of<br>the Sorrowful Mother) TOB<br>Series PT-856<br>1.26%, 01/07/04 | 22,015 | 22,015 |
| **Wisconsin Housing & Economic Development Auth** | | |
| ✛■ Business Development RB<br>(Ultratec) 1995 Series 7<br>1.53%, 01/07/04 | 2,350 | 2,350 |
| ▶■ Home Ownership RB Series<br>1997H TOB Series PT-194<br>1.33%, 01/07/04 | 4,285 | 4,285 |
| ✛▶■ Home Ownership RB Series<br>1999A TOB Series 1999R<br>1.35%, 01/07/04 | 17,250 | 17,250 |
| ▶■ Home Ownership RB Series<br>2002C<br>1.12%, 01/07/04 | 3,000 | 3,000 |
| ▶■ Home Ownership RB Series<br>2002D<br>1.17%, 01/07/04 | 1,960 | 1,960 |
| ▶■ Home Ownership RB Series<br>2003B<br>1.17%, 01/07/04 | 15,000 | 15,000 |
| ✛▶■ Housing RB Series 2002 B<br>TOB Series 2001-650<br>1.29%, 01/07/04 | 16,380 | 16,380 |

| Issuer<br>Security Type, Project, Series,<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| ✛▶■ S/F Draw Down RB Series<br>2003I TOB Series PT-860<br>1.35%, 01/07/04 | 12,685 | 12,685 |
| **Wisconsin Rapids** | | |
| ✛■ IDRB (Thiele Kaolin) Series<br>1998<br>1.30%, 01/07/04 | 4,500 | 4,500 |
| | | **149,815** |
| **Wyoming  0.4%** | | |
| **Lincoln Cnty** | | |
| ■ Pollution Control RB (Exxon)<br>Series 1987A<br>1.26%, 01/02/04 | 5,300 | 5,300 |
| ■ Pollution Control RB (Exxon)<br>Series 1987B<br>1.26%, 01/02/04 | 1,600 | 1,600 |
| ■ Pollution Control RB (Exxon)<br>Series 1987C<br>1.26%, 01/02/04 | 14,800 | 14,800 |
| **Uinta Cnty** | | |
| ■ Pollution Control Refunding RB<br>(Chevron USA) Series 1992<br>1.30%, 01/02/04 | 9,000 | 9,000 |
| ■ Pollution Control Refunding RB<br>(Chevron USA) Series 1993<br>1.22%, 01/02/04 | 6,500 | 6,500 |
| **Wyoming Community Development Auth** | | |
| ▶■ Housing RB 1997 Series 4 TOB<br>Series PT-261<br>1.33%, 01/07/04 | 2,320 | 2,320 |
| ▶■ Housing RB 2001 Series 1 TOB<br>Series PT-553<br>1.33%, 01/07/04 | 5,730 | 5,730 |
| | | **45,250** |

**End of investments.** For totals, please see the first page of holdings for this fund.

Statement of
## Assets and Liabilities

As of December 31, 2003. All numbers x 1,000 except NAV.

### Assets

| | |
|---|---:|
| Investments, at value | $12,414,710 |
| Cash | 1,918 |
| Receivables: | |
|    Fund shares sold | 27,271 |
|    Interest | 34,394 |
|    Investments sold | 139,100 |
| Prepaid expenses | +          401 |
| **Total assets** | **12,617,794** |

### Liabilities

| | |
|---|---:|
| Payables: | |
|    Fund shares redeemed | 29,345 |
|    Dividends to shareholders | 806 |
|    Investment adviser and administrator fees | 77 |
|    Transfer agent and shareholder service fees | 114 |
| Accrued expenses | +          573 |
| **Total liabilities** | **30,915** |

### Net Assets

| | |
|---|---:|
| **Total assets** | 12,617,794 |
| **Total liabilities** | −     30,915 |
| **Net assets** | **$12,586,879** |

### Net Assets by Source

| | |
|---|---:|
| Capital received from investors | 12,589,656 |
| Net investment income not yet distributed | 25 |
| Net realized capital losses | (2,802) |

### Net Asset Value (NAV) by Share Class

| Share Class | Net Assets | ÷ | Shares Outstanding | = | NAV |
|---|---:|:-:|---:|:-:|---:|
| Sweep Shares | $7,493,807 | | 7,496,766 | | $1.00 |
| Value Advantage Shares | $3,900,679 | | 3,900,725 | | $1.00 |
| Select Shares® | $474,101 | | 474,119 | | $1.00 |
| Institutional Shares | $718,292 | | 718,313 | | $1.00 |

---

Unless stated, all numbers x 1,000.

The amortized cost for the fund's securities was $12,414,710. During the reporting period, the fund had $4,857,368 in transactions with other SchwabFunds®.

**Federal Tax Data**

| | |
|---|---:|
| **Cost basis of portfolio** | $12,414,762 |

**Undistributed earnings:**

| | |
|---|---:|
| Tax-exempt income | $25 |
| Long-term capital gains | − |

**Unused capital losses:**

| Expires 12/31 of: | Loss amount: |
|---|---:|
| 2004 | $338 |
| 2005 | 523 |
| 2007 | 775 |
| 2008 | 873 |
| 2011 | +          241 |
| | **$2,750** |

*See financial notes.*   49

Statement of
## Operations

For January 1, 2003 through December 31, 2003. All numbers x 1,000.

### Investment Income

| | |
|---|---|
| Interest | **$140,795** |

### Net Realized Gains and Losses

| | |
|---|---|
| Net realized losses on investments sold | **(208)** |

### Expenses

| | | |
|---|---|---|
| Investment adviser and administrator fees | | 43,460 |
| Transfer agent and shareholder service fees: | | |
| Sweep Shares | | 33,661 |
| Value Advantage Shares | | 10,225 |
| Select Shares® | | 422 |
| Institutional Shares | | 507 |
| Trustees' fees | | 63 |
| Custodian and portfolio accounting fees | | 993 |
| Professional fees | | 51 |
| Registration fees | | 336 |
| Shareholder reports | | 459 |
| Other expenses | + | 81 |
| Total expenses | | 90,258 |
| Expense reduction | – | 18,750 |
| **Net expenses** | | **71,508** |

### Increase in Net Assets from Operations

| | | |
|---|---|---|
| **Total investment income** | | 140,795 |
| **Net expenses** | – | 71,508 |
| **Net investment income** | | **69,287** |
| **Net realized losses** | + | (208) |
| **Increase in net assets from operations** | | **$69,079** |

Unless stated, all numbers x 1,000.

Calculated on a graduated basis as a percentage of average daily net assets: 0.38% of the first $1 billion, 0.35% over $1 billion, 0.32% over $10 billion, 0.30% over $20 billion and 0.27% over $40 billion.

Calculated as a percentage of average daily net assets as follows:

**Transfer Agent Services:**

| Share Class | % of Average Daily Net Assets |
|---|---|
| Sweep Shares | 0.25 |
| Value Advantage Shares | 0.05 |
| Select Shares® | 0.05 |
| Institutional Shares | 0.05 |

**Shareholder Services:**

| Share Class | % of Average Daily Net Assets |
|---|---|
| Sweep Shares | 0.20 |
| Value Advantage Shares | 0.17 |
| Select Shares® | 0.17 |
| Institutional Shares | 0.17 |

These fees are paid to Charles Schwab & Co.

For the fund's independent trustees only.

Includes $16,579 from the investment adviser (CSIM) and $2,171 from the transfer agent and shareholder service agent (Schwab). These reductions reflect a guarantee by CSIM and Schwab to limit the annual operating expenses of this fund through at least April 30, 2004, as follows:

| Share Class | % of Average Daily Net Assets |
|---|---|
| Sweep Shares | 0.66 |
| Value Advantage Shares | 0.45 |
| Select Shares® | 0.35 |
| Institutional Shares | 0.24 |

This limit doesn't include interest, taxes and certain non-routine expenses.

 *See financial notes.*

Statements of
## Changes in Net Assets

For the current and prior report periods. All numbers x 1,000.

Unless stated, all numbers x 1,000.

### Operations

|  | 1/1/03–12/31/03 | 1/1/02–12/31/02 |
|---|---|---|
| Net investment income | $69,287 | $109,422 |
| Net realized gains or losses | + (208) | 347 |
| **Increase in net assets from operations** | **69,079** | **109,769** |

### Distributions Paid

#### Dividends from Net Investment Income

| | | |
|---|---|---|
| Sweep Shares | 34,685 | 64,407 |
| Value Advantage Shares | 31,426 | 45,015 |
| Select Shares® | 1,306 | — |
| Institutional Shares | + 1,845 | — |
| **Total dividends from net investment income** | **69,262** | **109,422** |

### Transactions in Fund Shares

#### Shares Sold

| | | |
|---|---|---|
| Sweep Shares | 27,215,378 | 24,400,497 |
| Value Advantage Shares | 5,280,015 | 5,574,437 |
| Select Shares® | 859,347 | — |
| Institutional Shares | + 1,161,958 | — |
| **Total shares sold** | **34,516,698** | **29,974,934** |

#### Shares Reinvested

| | | |
|---|---|---|
| Sweep Shares | 34,072 | 63,259 |
| Value Advantage Shares | 28,395 | 41,570 |
| Select Shares® | 1,192 | — |
| Institutional Shares | + 1,497 | — |
| **Total shares reinvested** | **65,156** | **104,829** |

#### Shares Redeemed

| | | |
|---|---|---|
| Sweep Shares | (27,190,937) | (24,293,754) |
| Value Advantage Shares | (5,887,801) | (4,913,621) |
| Select Shares® | (386,420) | — |
| Institutional Shares | + (445,142) | — |
| **Total shares redeemed** | **(33,910,300)** | **(29,207,375)** |
| **Net transactions in fund shares** | **671,554** | **872,388** |

### Net Assets

| | | |
|---|---|---|
| Beginning of period | 11,915,508 | 11,042,773 |
| Total increase | + 671,371 | 872,735 |
| **End of period** | **$12,586,879** | **$11,915,508** |

**Unaudited**

The fund hereby designates 100% of its dividends for the current report period as tax-exempt interest dividends.

Because all transactions in this section took place at $1.00 per share, figures for share quantities are the same as for dollars. The fund started offering Select Shares® and Institutional Shares on June 2, 2003.

Represents shares sold plus shares reinvested, minus shares redeemed.

Represents the changes in net assets from operations plus the changes in value of transactions in fund shares, minus distributions paid.

*See financial notes.* 51

# Financial Notes

## Business Structure of the Fund

**The fund discussed in this report is a series of The Charles Schwab Family of Funds™, a no-load, open-end management investment company.** The company is organized as a Massachusetts business trust and is registered under the Investment Company Act of 1940, as amended. The sidebar shows the fund in this report and its trust.

**The fund offers four share classes:** Sweep Shares, Value Advantage Shares, Select Shares and Institutional Shares. Shares of each class represent interests in the same portfolio, but each class has different expenses and investment minimums.

Shares are bought and sold at $1.00 per share. Each share has a par value of 1/1,000 of a cent, and the trust may issue as many shares as necessary.

## Fund Operations

Most of the fund's investments are described in sections earlier in this report. However, there are certain other investments and policies that may affect a fund's financials. The most significant of these are described below. Other policies concerning the fund's business operations also are described here.

**The fund declares dividends every day it is open for business.** These dividends, which are equal to the fund's net investment income for that day, are paid out to shareholders once a month. The fund may make distributions from any net realized capital gains once a year.

**The fund may buy securities on a delayed-delivery basis.** In these transactions, the fund agrees to buy a security for a stated price, with settlement generally occurring within two weeks. If the security's value falls before settlement occurs, the fund could end up paying more for the security than its market value

at the time of settlement. The fund has set aside sufficient securities as collateral for those securities bought on a delayed-delivery basis.

**The fund pays fees to affiliates of the investment adviser for various services.** Through its trust, the fund has agreements with Charles Schwab Investment Management, Inc. (CSIM) to provide investment advisory and administrative services and with Charles Schwab & Co., Inc. (Schwab) to provide transfer agent and shareholder services.

Although these agreements specify certain fees for these services, CSIM and Schwab have made additional agreements with the fund that may limit the total expenses charged. The rates and limitations for these fees are described in the fund's Statement of Operations.

**The fund may engage in certain transactions involving affiliates.** The fund may make direct transactions with certain other SchwabFunds® when practical. When one fund is seeking to sell a security that another is

### The Trust and Its Funds

This list shows all of the funds included in The Charles Schwab Family of Funds. The fund discussed in this report is highlighted.

**The Charles Schwab Family of Funds**
organized October 20, 1989
  Schwab Money Market Fund
  Schwab Government Money Fund
  Schwab U.S. Treasury Money Fund
  Schwab Value Advantage Money Fund®
  Schwab Municipal Money Fund
  Schwab California Municipal Money Fund
  Schwab New York Municipal Money Fund
  Schwab New Jersey Municipal Money Fund
  Schwab Pennsylvania Municipal Money Fund
  Schwab Florida Municipal Money Fund
  Schwab Massachusetts Municipal Money Fund
  Schwab Institutional Advantage Money Fund®
  Schwab Retirement Money Fund®
  Schwab Government Cash Reserves

seeking to buy, an interfund transaction can allow both funds to benefit by reducing transaction costs. This practice is limited to funds that share the same investment adviser, trustees and officers.

Pursuant to an exemptive order issued by the SEC, the funds may enter into interfund borrowing and lending transactions within the SchwabFunds®. All loans are for temporary or emergency purposes only. The interest rate charged on the loan is the average of the overnight repurchase agreement rate and the short-term bank loan rate. The interfund lending facility is subject to the oversight and periodic review of the Board of Trustees of the SchwabFunds®.

**Trustees may include people who are officers and/or directors of the investment adviser or Schwab.** Federal securities law limits the percentage of such "interested persons" who may serve on a trust's board, and the trust was in compliance with these limitations throughout the report period. The trust did not pay any of these persons for their service as trustees, but it did pay non-interested persons (independent trustees), as noted in each fund's Statement of Operations.

**The funds may borrow money from banks and custodians.** The funds may obtain temporary bank loans through the trust to which they belong, to use for meeting shareholder redemptions or for extraordinary or emergency purposes. The trusts have custodian overdraft facilities and line of credit arrangements of $150 million and $100 million with PNC Bank, N.A. and Bank of America, N.A., respectively. The funds pay interest on the amounts they borrow at rates that are negotiated periodically.

**The fund intends to meet federal income and excise tax requirements for regulated investment companies.** Accordingly, the fund distributes substantially all of their net investment income and net realized capital gains (if any) to its respective shareholders each year. As long as the fund meets the tax requirements, it is not required to pay federal income tax.

**Under the fund's organizational documents, its officers and trustees are indemnified against certain liability arising out of the performance of their duties to the fund.** In addition, in the normal course of business the fund enters into contracts with its vendors and others that provide general indemnifications. The fund's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the fund. However, based on experience, the fund expects the risk of loss to be remote.

## Accounting Policies

The following are the main policies the fund uses in preparing their financial statements.

**The fund values its securities at amortized cost**, which approximates market value.

**Security transactions** are recorded as of the date the order to buy or sell the security is executed.

**Interest income** is recorded as it accrues. If the fund bought a debt instrument at a discount (that is, for less than its face value) or a premium (more than its face value), it amortizes the discount or premium from the current date up to maturity. The fund then increases (in the case of discounts) or reduces (in the case of premiums) the income it records from the security. If the security is callable (meaning that the issuer has the option to pay it off before its maturity date), then the fund amortizes the premium to the security's call date and price, rather than the maturity date and price.

**Realized gains and losses** from security transactions are based on the identified costs of the securities involved.

**Expenses** that are specific to the fund or a class are charged directly to the fund or class. Expenses that are common to all funds within the trust generally are allocated among the funds in proportion to their average daily net assets.

**For funds offering multiple share classes**, all of the realized and unrealized gains or losses and net investment income, other than class specific expenses, are allocated daily to each class in proportion to its net assets.

**The fund maintains its own account for purposes of holding assets and accounting**, and is considered a separate entity for tax purposes. Within its account, the fund also keeps certain assets in segregated accounts, as may be required by securities law.

**The accounting policies described above conform with accounting principles generally accepted in the United States of America.** Notwithstanding this, shareholders should understand that in order to follow these principles, fund management has to make estimates and assumptions that affect the information reported in the financial statements. It's possible that once the results are known, they may turn out to be different from these estimates.

# Report of Independent Auditors

**To the Board of Trustees and Shareholders of:**
Schwab Municipal Money Fund

In our opinion, the accompanying statement of assets and liabilities, including the portfolio holdings, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of Schwab Municipal Money Fund (one of the portfolios constituting The Charles Schwab Family of Funds, hereafter referred to as the "Fund") at December 31, 2003, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended and the financial highlights for each of the periods presented, in conformity with accounting principles generally accepted in the United States of America. These financial statements and the financial highlights (hereafter referred to as "financial statements") are the responsibility of the Fund's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 2003 by correspondence with the custodian and brokers, provide a reasonable basis for our opinion.

**PricewaterhouseCoopers LLP**
San Francisco, CA
February 6, 2004

# Fund Trustees

A fund's Board of Trustees is responsible for protecting the interests of that fund's shareholders. The tables below give information about the people who serve as trustees and officers for the SchwabFunds®, including the funds covered in this report. Trustees remain in office until they resign, retire or are removed by shareholder vote.[1]

Under the Investment Company Act of 1940, any officer, director, or employee of Schwab or CSIM is considered an "interested person," meaning that he or she is considered to have a business interest in Schwab or CSIM. These individuals are listed as "interested trustees." The "independent trustees" are individuals who, under the 1940 Act, are not considered to have a business interest in Schwab or CSIM.

Each of the SchwabFunds (of which there were 49 as of 12/31/03) belongs to one of these trusts: The Charles Schwab Family of Funds, Schwab Investments, Schwab Capital Trust or Schwab Annuity Portfolios. Currently all these trusts have the same trustees and officers. The address for all trustees and officers is 101 Montgomery Street, San Francisco, CA 94104. You can find more information about the trustees and officers in the Statement of Additional Information, which is available free by calling 1-800-435-4000.

| Individuals Who Are Interested Trustees and Officers of the Trust | | |
| --- | --- | --- |
| Name and Birthdate | Trust Position(s); Trustee Since | Main Occupations and Other Directorships and Affiliations |
| **Charles R. Schwab**[2] 7/29/37 | Chair, Trustee: Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994. | Chair, Director, The Charles Schwab Corp.; CEO, Director, Schwab Holdings, Inc.; Chair, Director, Charles Schwab & Co., Inc.; Charles Schwab Investment Management, Inc.; Chair, Charles Schwab Holdings, Inc. I, Schwab International Holdings, Inc.; Director, U.S. Trust Corp., United States Trust Co. of New York, The Gap, Inc. (clothing retailer), Siebel Systems (software); Trustee, Stanford University. *Until 6/03:* Director, Xsign, Inc. (electronic payment systems). *Until 5/03:* Co-Chair, The Charles Schwab Corporation. *Until 5/02:* Director, Vodafone AirTouch PLC (telecom). *Until 3/02:* Director, Audiobase, Inc. (Internet audio solutions). *Until 7/01:* Director, The Charles Schwab Trust Company. *Until 1/99:* Director, Schwab Retirement Plan Services, Inc., Mayer & Schweitzer, Inc. (securities brokerage subsidiary of The Charles Schwab Corp.), Performance Technologies, Inc. (technology), TrustMark, Inc. |

[1] The SchwabFunds retirement policy requires that independent trustees elected after January 1, 2000 retire at age 72 or after twenty years of service as a trustee, whichever comes first. Independent trustees elected prior to January 1, 2000 will retire on the following schedule: Messrs. Holmes and Dorward will retire on December 31, 2007, and Messrs. Stephens and Wilsey will retire on December 31, 2010.

[2] In addition to their positions with the investment adviser and the distributor, Ms. Lepore and Messrs. Schwab and Lyons, as well as some of Mr. Lyons's immediate family members, also own stock of The Charles Schwab Corporation.

**Schwab Municipal Money Fund**

| Individuals Who Are Interested Trustees but Not Officers of the Trust | | |
|---|---|---|
| **Name and Birthdate** | **Trustee Since** | **Main Occupations and Other Directorships and Affiliations** |
| **Dawn G. Lepore**[1]<br>3/21/54 | Trustee:2003<br>(all trusts) | Vice Chair, EVP, The Charles Schwab Corp.; *Until 10/01:* CIO, The Charles Schwab Corporation. *Until 1999:* EVP, The Charles Schwab Corporation. Director, Wal-Mart Stores, eBay, Inc. |
| **Jeffrey M. Lyons**[1]<br>2/22/55 | Trustee: 2002<br>(all trusts). | EVP, Asset Management Products and Services, Charles Schwab & Co., Inc. *Until 9/01:* EVP, Mutual Funds, Charles Schwab & Co., Inc. |

| Individuals Who Are Officers of the Trust but Not Trustees | | |
|---|---|---|
| **Name and Birthdate** | **Trust Office(s) Held** | **Main Occupations and Other Directorships and Affiliations** |
| **Randall W. Merk**<br>7/25/54 | President, CEO<br>(all trusts). | President, CEO, Charles Schwab Investment Management, Inc; EVP, Charles Schwab & Co., Inc.; Director, Charles Schwab Worldwide Funds PLC, Charles Schwab Asset Management (Ireland) Ltd. *Until 9/02:* President, CIO, American Century Investment Management; Director, American Century Cos., Inc. *Until 6/01:* CIO, Fixed Income, American Century Cos., Inc. *Until 1997:* SVP, Director, Fixed Income and Quantitative Equity Portfolio Management, Twentieth Century Investors, Inc. |
| **Tai-Chin Tung**<br>3/7/51 | Treasurer, Principal Financial Officer<br>(all trusts). | SVP, CFO, Charles Schwab Investment Management, Inc.; VP, The Charles Schwab Trust Co.; Director, Charles Schwab Asset Management (Ireland) Ltd., Charles Schwab Worldwide Funds PLC. |
| **Stephen B. Ward**<br>4/5/55 | SVP, Chief Investment Officer<br>(all trusts). | SVP, Chief Investment Officer, Director, Charles Schwab Investment Management, Inc.; CIO, The Charles Schwab Trust Co. |
| **Koji E. Felton**<br>3/13/61 | Secretary<br>(all trusts). | SVP, Chief Counsel, Assistant Corporate Secretary, Charles Schwab Investment Management, Inc. *Until 6/98:* Branch Chief in Enforcement, U.S. Securities and Exchange Commission, San Francisco. |

[1] In addition to their positions with the investment adviser and the distributor, Ms. Lepore and Messrs. Schwab and Lyons, as well as some of Mr. Lyons's immediate family members, also own stock of The Charles Schwab Corporation.

Schwab Municipal Money Fund

| Individuals Who Are Independent Trustees | | |
|---|---|---|
| **Name and Birthdate** | **Trustee Since** | **Main Occupations and Other Directorships and Affiliations** |
| **Mariann Byerwalter**<br>8/13/60 | 2000 (all trusts). | Chair, JDN Corp. Advisory LLC; Trustee, Stanford University, Director, America First Cos., (venture capital/fund management), Redwood Trust, Inc. (mortgage finance), Stanford Hospitals and Clinics, SRI International (research), PMI Group, Inc. (mortgage insurance), Lucile Packard Children's Hospital. *2001:* Special Advisor to the President, Stanford University. *Until 2002:* Director, LookSmart, Ltd. (Internet infrastructure). *Until 2001:* VP, Business Affairs, CFO, Stanford University. |
| **Donald F. Dorward**<br>9/23/31 | Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994. | CEO, Dorward & Associates (management, marketing and communications consulting). *Until 1999:* EVP, Managing Director, Grey Advertising. |
| **William A. Hasler**<br>11/22/41 | 2000 (all trusts). | Co-CEO, Aphton Corp. (bio-pharmaceuticals). Director, Non-Executive Chairman, Solectron Corp. (manufacturing), Airlease Ltd. (aircraft leasing), Mission West Properties (commercial real estate), Stratex Networks (telecommunications); Public Governor, Member, executive committee, Pacific Stock & Options Exchange. Director, Digital Microwave Corp. (network equipment). *Until 1998:* Dean, Haas School of Business, University of California, Berkeley. |
| **Robert G. Holmes**<br>5/15/31 | Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994. | Chair, CEO, Director, Semloh Financial, Inc. (international financial services and investment advice). |
| **Gerald B. Smith**<br>9/28/50 | 2000 (all trusts). | Chair, CEO, Founder, Smith Graham & Co. (investment advisors); Director, Pennzoil-Quaker State Co. (oil and gas), Rorento N.V. (investments—Netherlands), Cooper Industries (electrical products); Member, audit committee, Northern Border Partners, L.P. (energy). |
| **Donald R. Stephens**<br>6/28/38 | Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994. | Managing Partner, D.R. Stephens & Co. (investments). *Until 1996:* Chair, CEO, North American Trust (real estate investments). |
| **Michael W. Wilsey**<br>8/18/43 | Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994. | Chair, CEO, Wilsey Bennett, Inc. (transportation, real estate and investments). |

# Glossary

**agency discount notes**  Notes issued by federal agencies —known as Government Sponsored Enterprises, or GSEs —at a discount to their value at maturity. An agency discount note is a short-term investment alternative offering a high degree of credit quality.

**Alternative Minimum Tax (AMT)**  A federal income tax designed to limit the extent to which high-income taxpayers (including individuals, estates, trusts and corporations) can benefit from certain deductions and exemptions. For example, some types of income that are exempt from regular federal income tax are not exempt from the AMT.

**asset-backed security**  A bond or other debt security that represents ownership in a pool of debt obligations such as credit card debt.

**bond**  A security representing a loan from the investor to the issuer. A bond typically pays interest at a fixed rate (the "coupon rate") until a specified date (the "maturity date"), at which time the issuer returns the money borrowed ("principal" or "face value") to the bondholder. Because of their structure, bonds are sometimes called "fixed income securities" or "debt securities."

**bond anticipation notes**  Obligations sold by a municipality on an interim basis in anticipation of the municipality's issuance of a longer-term bond in the future.

**capital gain, capital loss**  The difference between the amount paid for an investment and its value at a later time. If the investment has been sold, the capital gain or loss is considered a realized gain or loss. If the investment is still held, the gain or loss is still "on paper" and is considered unrealized.

**commercial paper**  Promissory notes issued by banks, corporations, state and local governments and other entities to finance short-term credit needs. These securities generally are structured on a discounted basis but sometimes may be interest-bearing notes. Commercial paper, which may be unsecured, is subject to credit risk.

**credit-enhanced security**  A security that is backed by the credit of an entity other than the issuer (such as a financial institution). Credit enhancements, which can equal up to 100% of the security's value, are designed to help lower the risk of default on a security and may also make the security more liquid.

**credit quality**  The capacity of an issuer to make its interest and principal payments. Federal regulations strictly limit the credit quality of the securities a money market fund can buy.

**credit ratings**  Debt issuers, including corporations, states and municipalities, may arrange with a recognized independent rating organization, such as Moody's Investor Service, Standard & Poor's and Fitch, Inc., to rate their creditworthiness and/or the creditworthiness of their debt issues. For example, an issuer may obtain a long-term rating within the investment grade rating category, which is, from high to low, AAA, AA, A and BBB for Standard & Poor's and Fitch, and Aaa, Aa, A and Baa for Moody's.

**credit risk**  The risk that a debt issuer may be unable to pay interest or principal to its debtholders.

**dollar-weighted average maturity (DWAM)**  See weighted average maturity.

**effective yield**  A measurement of a fund's yield that assumes that all dividends were reinvested in additional shares of the fund.

## Portfolio terms

To help reduce the space occupied by the portfolio holdings, we use the following terms. Most of them appear within descriptions of individual securities in municipal funds, and describe features of the issuer or the security. Some of these are more fully defined elsewhere in the Glossary.

| | |
|---|---|
| **ACES** | Adjustable convertible extendable security |
| **BAN** | Bond anticipation note |
| **COP** | Certificate of participation |
| **GAN** | Grant anticipation note |
| **GO** | General obligation |
| **HDA** | Housing Development Authority |
| **HFA** | Housing Finance Agency |
| **IDA** | Industrial Development Authority |
| **IDB** | Industrial Development Board |
| **IDRB** | Industrial Development Revenue Bond |
| **M/F** | Multi-family |
| **RAN** | Revenue anticipation note |
| **RB** | Revenue bond |
| **S/F** | Single-family |
| **TAN** | Tax anticipation note |
| **TECP** | Tax-exempt commercial paper |
| **TOB** | Tender option bond |
| **TOBP** | Tender option bond partnership |
| **TRAN** | Tax and revenue anticipation note |
| **VRD** | Variable-rate demand |

**expense ratio** The amount that is taken from a mutual fund's assets each year to cover the fund's operating expenses. An expense ratio of 0.50% means that a fund's expenses amount to half of one percent of its average net assets a year.

**face value** The value of a bond, note, mortgage or other security as given on the certificate or instrument. Face value is also referred to as par value or nominal value.

**illiquid securities** A security is generally considered illiquid if it cannot be disposed of promptly (typically within seven days) and in the ordinary course of business at approximately the amount at which a fund has valued the instrument.

**interest** Payments to holders of debt securities as compensation for loaning a security's principal to the issuer.

**liquidity-enhanced security** A security that when tendered is paid from funds advanced by an entity other than the issuer (such as a large financial institution). Liquidity enhancements are often used on variable-rate securities where the portfolio manager has an option to tender the securities prior to their final maturity.

**maturity** Generally, the date a debt security is scheduled to be "retired" and its principal amount returned to the bondholder.

**money market securities** High-quality, short-term debt securities that may be issued by entities such as the U.S. government, corporations and financial institutions (such as banks). Money market securities include commercial paper, promissory notes, certificates of deposit, banker's acceptances, notes and time deposits.

**municipal securities** Debt securities issued by a state, its counties, municipalities, authorities and other subdivisions, or the territories and possessions of the United States and the District of Columbia, including their subdivisions, agencies and instrumentalities and corporations. These securities may be issued to obtain money for various public purposes, including the construction of a wide range of public facilities such as airports, bridges, highways, housing, hospitals, mass transportation, public utilities, schools, streets, and water and sewer works.

**net asset value per share (NAV)** The value of one share of a mutual fund. NAV is calculated by taking the fund's total assets, subtracting liabilities, and dividing by the number of shares outstanding. Money funds seek to maintain a steady NAV of $1.00.

**outstanding shares, shares outstanding** When speaking of a company or mutual fund, indicates all shares currently held by investors.

**restricted securities** A security that is subject to contractual restrictions on resale and may be sold only to "qualified institutional buyers" under Securities Act Rule 144A. These securities are often purchased in private placement transactions.

**revenue anticipation notes** Obligations that are issued in expectation of the receipt of revenue, such as income taxes, property taxes, etc.

**section 3c7 securities** Section 3c7 of the Investment Company Act of 1940 (the "1940 Act") exempts certain issuers from many regulatory requirements applicable to investment companies under the 1940 Act. An issuer whose outstanding securities are exclusively owned by "qualified purchasers" and who is not making or proposing to make a public offering of the securities may qualify for this exemption.

**section 4(2)/144A securities** A security exempt from registration under Section 4(2) of the Securities Act of 1933. It may be sold only to qualified institutional buyers under Securities Act Rule 144A.

**taxable-equivalent yield** The yield an investor would need to get from a taxable investment in order to match the yield paid by a given tax-exempt investment, once the effect of all applicable taxes is taken into account. For example, if your tax rate were 25%, a tax-exempt investment paying 4.5% would have a taxable-equivalent yield for you of 6.0% (4.5% ÷ [1 - 0.25%] = 6.0%).

**total return** The percentage that an investor would have earned or lost on an investment in the fund assuming dividends and distributions were reinvested.

**tax anticipation notes** Notes that typically are sold to finance the cash flow needs of municipalities in anticipation of the receipt of taxes on a future date.

**Tier 1, Tier 2** Tier 1 is the highest category of credit quality, Tier 2 the second highest. A security's tier can be established either by an independent rating organization or by a determination of the investment adviser. Money market fund shares and U.S. government securities are automatically considered Tier 1 securities.

**weighted average maturity** For mutual funds, the maturity of all the debt securities in its portfolio, calculated as a weighted average. As a rule, the longer a fund's weighted average maturity, the greater its interest rate risk. Money funds are required to maintain a weighted average maturity of no more than 90 days.

**yield** The income paid out by an investment, expressed as an annual rate and calculated as a percentage of the investment's market value.

# Contact Schwab

SchwabFunds® offers you a complete family of mutual funds, each one based on a clearly defined investment approach and using disciplined management strategies.

Actively managed funds include multi-manager stock funds, a fund that uses long-short strategies, and a range of taxable and tax-free bond funds. Index funds include large-cap, small-cap and international stock funds. The list at right shows all currently available SchwabFunds.

Whether you're an experienced investor or just starting out, SchwabFunds can help you achieve your financial goals. Please call 1-800-435-4000 for a prospectus and brochure for any SchwabFund. Please read the prospectus carefully before you invest. This report must be preceded or accompanied by a current prospectus.

## Methods for Placing Orders

The following information outlines how Schwab investors can place orders. If you are investing through a third-party investment provider, methods for placing orders may be different.

### Internet[1]
www.schwab.com

### Schwab by Phone™ [2]
Use our automated voice service or speak to a representative. Call **1-800-435-4000,** day or night (for TDD service, call **1-800-345-2550**).

### TeleBroker®
Automated touch-tone phone service at **1-800-272-4922.**

### Mail
Write to SchwabFunds at:
P.O. Box 3812
Englewood, CO  80155-3812
When selling or exchanging shares, be sure to include the signatures of at least one of the persons whose name is on the account.

[1] Shares of Sweep Investments™ may not be purchased directly over the Internet.

[2] Orders placed in person or through a telephone representative may be subject to a service fee payable to Schwab.

## The SchwabFunds Family®

### Stock Funds
Schwab S&P 500 Fund
Schwab 1000 Fund®
Schwab Small-Cap Index Fund®
Schwab Total Stock Market Index Fund®
Schwab International Index Fund®
Schwab Core Equity Fund™
Schwab Dividend Equity Fund™
Schwab Small-Cap Equity Fund™
Schwab Hedged Equity Fund™
Schwab Focus Funds
   Communications Focus Fund
   Financial Services Focus Fund
   Health Care Focus Fund
   Technology Focus Fund
Schwab MarketMasters Funds™
   Schwab U.S. MarketMasters Fund™
   Schwab Small-Cap MarketMasters Fund™
   Schwab International MarketMasters Fund™
   Schwab Balanced MarketMasters Fund™

### Asset Allocation Funds
Schwab MarketTrack Portfolios®
   Schwab MarketTrack All Equity Portfolio™
   Schwab MarketTrack Growth Portfolio™
   Schwab MarketTrack Balanced Portfolio™
   Schwab MarketTrack Conservative Portfolio™

### Bond Funds
Schwab YieldPlus Fund®
Schwab Short-Term Bond Market Fund™
Schwab Total Bond Market Fund™
Schwab GNMA Fund™
Schwab Short/Intermediate Tax-Free Bond Fund™
Schwab Long-Term Tax-Free Bond Fund™
Schwab California Short/Intermediate
   Tax-Free Bond Fund™
Schwab California Long-Term Tax-Free Bond Fund™

### Schwab Money Funds
Schwab offers an array of money market funds that seek high current income consistent with safety and liquidity.[3] Choose from taxable or tax-advantaged alternatives. Many can be linked to your Schwab account to "sweep" cash balances automatically, subject to availability, when you're between investments. Or, for your larger cash reserves, choose one of our Value Advantage Investments®.

[3] Investments in money market funds are neither insured nor guaranteed by the Federal Deposit Insurance Corporation (FDIC) or any other government agency and, although they seek to preserve the value of your investment at $1 per share, it is possible to lose money.



charles SCHWAB

**Investment Adviser**

Charles Schwab Investment Management, Inc.
101 Montgomery Street, San Francisco, CA 94104

**Distributor**

SchwabFunds®
P.O. Box 3812, Englewood, CO 80155–3812

This report is not authorized for distribution to prospective investors unless preceded or accompanied by a current prospectus.

Printed on recycled paper.

REG26568

# Schwab Municipal Money Funds

**Annual Report**
December 31, 2003

Schwab New York
Municipal Money Fund

Schwab New Jersey
Municipal Money Fund

Schwab Pennsylvania
Municipal Money Fund

Schwab Florida
Municipal Money Fund

Schwab Massachusetts
Municipal Money Fund™

*charles* SCHWAB

# In This Report

Fund investment adviser: Charles Schwab Investment Management, Inc. (CSIM).
Distributor and transfer agent: Charles Schwab & Co., Inc. (Schwab).

# From the Chairman



Charles R. Schwab
Chairman

In 1989, we founded SchwabFunds® on the belief that mutual funds represent an important tool for investors. Money funds, for example, are especially well-suited for the cash portion of your portfolio when you are seeking capital preservation or liquidity.

Over the past few years, mutual funds have faced a number of challenges, affecting both their performance and investor perception. Yet recently we have seen signs of positive change. The economy and the stock market have shown increasing strength. And while much remains to be done within the fund industry, the industry has been moving quickly to assess and improve its operations and its investor safeguards.

As a firm, we continue to change as well. Our capabilities are evolving in ways that allow us to offer investors more choices and better ways to do business with us. I'm enthusiastic about these changes because they're designed to offer benefits for our fund shareholders.

One thing that hasn't changed is my belief in mutual funds. Mutual funds still offer all the features that have made them so popular: diversification, liquidity, convenience, low investment minimums, and professional management. For individual investors especially, I believe mutual funds continue to be one of the most cost-effective investment vehicles available.

To date, millions of Americans have successfully relied on mutual funds as an important way to invest for retirement security, their children's education, and other financial goals. We remain optimistic that mutual funds will continue to do the same for millions more Americans in the years to come.

Sincerely,

*Charles R. Schwab*

# Management's Discussion for the year ended December 31, 2003



**Randall W. Merk** is President and CEO of Charles Schwab Investment Management, Inc. and is president of each of the funds covered in this report. He joined the firm in August 2002, bringing with him 24 years of experience in the asset management industry.

Dear Shareholder:

In today's current low-interest-rate environment, it's tempting to ask whether money funds still have a place in an investment portfolio.

It's a fair question, but I'd suggest the answer is not as obvious as it may seem. Money funds are designed to offer several potential benefits. If you're like many investors, your asset allocation calls for a portion of your portfolio to be in cash. If the purpose of that allocation is to offer capital preservation or liquidity, or to help reduce the impact of market volatility on your portfolio, then money funds probably still make sense for you, regardless of the yield environment.

Here at SchwabFunds®, we're proud of our seasoned fund managers and their ability to work as a team. Our managers have an average of over 16 years of experience in the investment management industry. I'm also proud to say that we're in the process of building on that experience: by expanding our selection of mutual funds, adding new share classes, and offering new, competitively priced alternatives.

Thirty years ago, Charles Schwab founded his firm with a vision to create the most useful and ethical financial services firm in the world. We live by that philosophy every day.

Your investment in SchwabFunds is an indication of the trust you place in us. As the managers of your money, we have a special obligation to live up to that trust. I have enjoyed the opportunity to respond to several shareholder inquiries, and I hope you'll let us know how we're doing.

I want to thank you for investing with us and want to assure you that we strive relentlessly to operate our business with the highest ethical standards and an unwavering commitment to serve you, our SchwabFunds shareholders.

Sincerely,

Randall W. Merk

2    Schwab Municipal Money Funds



**Kevin Shaughnessy,** CFA, a vice president of the investment adviser and senior portfolio manager, is responsible for the day-to-day management of the Schwab New York, New Jersey and Massachusetts municipal money funds. Prior to joining the firm in 2000, he worked for more than ten years in fixed-income portfolio management.



**Walter Beveridge,** a portfolio manager, has been responsible for day-to-day management of the Schwab Pennsylvania and Florida municipal money funds since their inception in 1998. Prior to joining the firm in 1992, he worked for nearly ten years in asset management.

## The Investment Environment and the Funds

**During 2003, the U.S. economy began to gather strength, especially during the second half of the year.** In the months before the war in Iraq (which began in March 2003), the economy remained in a holding pattern, as businesses and investors adopted a wait-and-see stance. Once the combat phase drew to an end, America began to pay more attention to the economy, which by year-end appeared to be recovering.

**Seeking additional protection against the risk of deflation, the Federal Reserve (the Fed) cut short-term interest rates by 0.25% in June.** This brought the Fed funds target rate to a 45-year low of 1.00%. Short-term interest rates began plummeting in May in anticipation of the Fed's rate cut but quickly began a modest recovery and ended the year somewhat above their mid-year lows. Nevertheless, money fund yields remained close to historically low levels.

**Throughout the report period, short-term municipal yields remained attractively valued relative to short-term taxable yields.** During the year, the ratio of short-term muni yields to taxables averaged 82%, and at times exceeded 95%. We attribute this situation to the unusually large quantity of municipal money market debt that was issued during 2003. In order to attract buyers for these securities, municipal issuers needed to offer higher yields than they otherwise might have.

**Schwab New York Municipal Money Fund.** For the first time in three years, New York did not have a mid-year budget deficit to address. However, the state is facing a $6 billion deficit for fiscal 2005 (which begins April 1, 2004)—not including a court-ordered increase in New York City education funding or demands from local governments for relief from state-mandated Medicaid and pension obligations.

New York City lowered its projected 2005 budget gap, but many upstate areas came under enormous financial pressure as their manufacturing economies shrank while state-mandated costs rose. Several local governments became subject to financial control boards, and their credit ratings were lowered as a consequence. However, due to the diversity of its economy as well as its revenue-raising ability, the state, as well as most of its local governments, remained strong investment-grade credits. As of the report date, the state's credit ratings were A2 from Moody's, AA with a negative outlook from Standard & Poor's and AA- from Fitch.

**Schwab New Jersey Municipal Money Fund.** The use of $1.3 billion in tobacco-settlement bonds and over $500 million in federal economic aid helped balance the state's fiscal 2004 budget, but the economic environment remains challenging. The state expects to end fiscal 2004 with a modest $253 million in its general fund (1.1% of spending),

*Most states have addressed their fiscal challenges through a combination of budget cuts and the use of one-time revenue sources and financing.*

which leaves it little financial flexibility. However, as of November 2003, revenues were running 2.5% ahead of projections, and expenditures were on budget. Given the diversity of the state's economy, its high level of personal wealth and its associated ability to raise revenue, New Jersey remains a strong investment-grade credit. As of the report date, the state's credit ratings were Aa2 with a negative outlook from Moody's, AA from Standard & Poor's and AA from Fitch.

**Schwab Pennsylvania Municipal Money Fund.** Pennsylvania's fiscal 2004 budget was designed to close a $2.4 billion budget gap and increase subsidies for education. Revenues and expenditures were each projected to be $22.6 billion. The state's overall fiscal 2004 revenues were slightly ahead of projections for the first half of the fiscal year. The state expects a modest operating surplus of more than $100 million by fiscal year-end. The state's above-average credit quality is derived from its conservative financial management, increasing economic diversification and moderate debt level. As of the report date, Pennsylvania's general obligations were rated Aa2 by Moody's, AA by S&P and AA by Fitch.

**Schwab Florida Municipal Money Fund.** Although it has drawn on reserves to balance its budget in the last two years, Florida expected to end fiscal 2003 (6/30/03) with $1.6 billion in its general fund and to increase this balance to $2 billion through fiscal 2004. Florida has benefited from its reliance on sales taxes rather than personal income taxes. Total payroll jobs were up an estimated 1.2% for 2003. With its substantial reserves and strong financial controls, the state's ratings at the end of the report period were Aa2 from Moody's, AA+ from Standard & Poor's and AA from Fitch.

**Schwab Massachusetts Municipal Money Fund™.** Massachusetts continued to manage in a tough financial environment. The state anticipates ending fiscal 2004 (6/30/04) with a $681 million general fund balance (3% of expenditures). The fiscal 2004 budget projects a conservative 1.6% increase in revenues and no increase in spending. The state has cut aid to local governments and school districts in each of the last two fiscal years but most continue to operate with sufficient financial flexibility due to strong reserves. Because of its diverse economy, its high personal wealth levels and its associated revenue-raising ability, Massachusetts remained a strong investment-grade credit. As of the report date, the state's credit ratings were Aa2 with a negative outlook from Moody's, AA- from Standard & Poor's and AA- from Fitch.

# Performance and Fund Facts as of 12/31/03

The seven-day yields are calculated using standard SEC formulas. The effective yields include the effect of reinvesting daily dividends. Please remember that money market fund yields fluctuate, and that past performance is not an indication of future results.

| | New York Municipal Money Fund | | New Jersey Municipal Money Fund | Pennsylvania Municipal Money Fund | Florida Municipal Money Fund | Massachusetts Municipal Money Fund |
|---|---|---|---|---|---|---|
| | Sweep Shares | Value Advantage Shares | | | | |
| **Seven-Day Yield**[1] | 0.50% | 0.74% | 0.52% | 0.55% | 0.50% | 0.59% |
| **Seven-Day Yield –No Waiver**[2] | 0.34% | 0.58% | 0.31% | 0.33% | 0.32% | 0.26%[3] |
| **Seven-Day Effective Yield** | 0.50% | 0.74% | 0.53% | 0.55% | 0.50% | 0.59% |
| **Seven-Day Taxable-Equivalent Effective Yield**[4] | 0.88% | 1.30% | 0.87% | 0.87% | 0.77% | 0.96% |

**Statistics**

Money funds must maintain a dollar-weighted average maturity of no longer than 90 days, and cannot invest in any security whose effective maturity is longer than 397 days (approximately 13 months).

| | New York Municipal Money Fund | New Jersey Municipal Money Fund | Pennsylvania Municipal Money Fund | Florida Municipal Money Fund | Massachusetts Municipal Money Fund |
|---|---|---|---|---|---|
| **Weighted Average Maturity** | 55 days | 53 days | 41 days | 51 days | 76 days |
| **Credit Quality of Holdings** % of portfolio | 100% Tier 1 | 100% Tier 1 | 100% Tier 1 | 100% Tier 1 | 100% Tier 1 |
| **Credit-Enhanced Securities** % of portfolio | 68% | 72% | 78% | 80% | 51% |

An investment in a money fund is neither insured nor guaranteed by the Federal Deposit Insurance Corporation (FDIC) or any other government agency. Although money funds seek to preserve the value of your investment at $1 per share, it is possible to lose money by investing in a money fund. Portfolio holdings may have changed since the report date.

[1] Fund expenses have been partially absorbed by CSIM and Schwab.

[2] Yield if fund expenses had not been partially absorbed by CSIM and Schwab.

[3] Please refer to the Statement of Operations for additional information on expense waivers.

[4] Taxable-equivalent effective yields assume the following 2003 maximum tax rates: New York 42.90% (federal regular income, New York state and New York city taxes); New Jersey 39.14%, Pennsylvania 36.82%, and Massachusetts 38.45% (federal regular and state personal income taxes); Florida 35.00% (federal regular income tax). Investment income may be subject to the Alternative Minimum Tax.

# Schwab New York Municipal Money Fund

## Financial Statements

### Financial Highlights

| Sweep Shares | 1/1/03–12/31/03 | 1/1/02–12/31/02 | 1/1/01–12/31/01 | 1/1/00–12/31/00 | 1/1/99–12/31/99 |
|---|---|---|---|---|---|
| **Per-Share Data** ($) | | | | | |
| Net asset value at beginning of period | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 |
| Income from investment operations: | | | | | |
|   Net investment income | 0.00 [1] | 0.01 | 0.02 | 0.03 | 0.03 |
| Less distributions: | | | | | |
|   Dividends from net investment income | (0.00) [1] | (0.01) | (0.02) | (0.03) | (0.03) |
| Net asset value at end of period | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 |
| Total return (%) | 0.41 | 0.80 | 2.06 | 3.39 | 2.59 |
| **Ratios/Supplemental Data** (%) | | | | | |
| Ratios to average net assets: | | | | | |
|   Net operating expenses | 0.69 | 0.69 | 0.69 | 0.70 [2] | 0.69 |
|   Gross operating expenses | 0.84 | 0.85 | 0.86 | 0.88 | 0.91 |
|   Net investment income | 0.41 | 0.80 | 2.04 | 3.35 | 2.57 |
| Net assets, end of period ($ x 1,000,000) | 1,038 | 944 | 889 | 798 | 604 |

| Value Advantage Shares | 1/1/03–12/31/03 | 1/1/02–12/31/02 | 1/1/01–12/31/01 | 1/1/00–12/31/00 | 1/1/99–12/31/99 |
|---|---|---|---|---|---|
| **Per-Share Data** ($) | | | | | |
| Net asset value at beginning of period | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 |
| Income from investment operations: | | | | | |
|   Net investment income | 0.01 | 0.01 | 0.02 | 0.04 | 0.03 |
| Less distributions: | | | | | |
|   Dividends from net investment income | (0.01) | (0.01) | (0.02) | (0.04) | (0.03) |
| Net asset value at end of period | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 |
| Total return (%) | 0.66 | 1.04 | 2.30 | 3.64 | 2.83 |
| **Ratios/Supplemental Data** (%) | | | | | |
| Ratios to average net assets: | | | | | |
|   Net operating expenses | 0.45 | 0.45 | 0.45 | 0.46 [3] | 0.45 |
|   Gross operating expenses | 0.61 | 0.62 | 0.64 | 0.68 | 0.71 |
|   Net investment income | 0.65 | 1.04 | 2.23 | 3.59 | 2.81 |
| Net assets, end of period ($ x 1,000,000) | 690 | 676 | 604 | 419 | 296 |

[1] Per share amount was less than $0.01.

[2] The ratio of net operating expenses would have been 0.69% if certain non-routine expenses (proxy fees) had not been included.

[3] The ratio of net operating expenses would have been 0.45% if certain non-routine expenses (proxy fees) had not been included.

## Portfolio Holdings as of December 31, 2003

This section shows all the securities in the fund's portfolio and their market value, as of the report date.

We use the symbols below to designate certain characteristics:

- ✚ Credit-enhanced security
- ◗ Liquidity-enhanced security
- ■ Variable-rate security

For fixed-rate obligations, the rate shown is the effective yield at the time of purchase. For variable-rate obligations, the rate shown is the rate as of the report date. For variable-rate obligations with scheduled maturities greater than 397 days, the maturity shown is the later of the next interest rate change date or demand date. For variable-rate obligations with scheduled maturities less than 397 days, the maturity shown is the earlier of the next interest rate change date or demand date. For variable-rate obligations without demand features, the maturity shown is the next interest rate change date.

| Holdings by Category | Cost ($x1,000) | Value ($x1,000) |
|---|---|---|
| 100.7% Municipal Securities | 1,739,303 | 1,739,303 |
| 100.7% Total Investments | 1,739,303 | 1,739,303 |
| (0.7)% Other Assets and Liabilities | | (11,624) |
| 100.0% Total Net Assets | | 1,727,679 |

| Issuer Security Type, Project, Series, Rate, Maturity Date | Face Amount ($ x 1,000) | Value ($ x 1,000) |
|---|---|---|

### Municipal Securities  100.7% of Net Assets

**New York  99.5%**

**Albany IDA**
| | | |
|---|---|---|
| ✚■ IDRB (Newkirk Products Project) Series 1995A 1.29%, 01/07/04 | 1,000 | 1,000 |
| ✚■ Refunding IDRB (United Cerebral Palsy Association of the Capital District) 1997B 1.27%, 01/07/04 | 10,500 | 10,500 |

| Issuer Security Type, Project, Series, Rate, Maturity Date | Face Amount ($ x 1,000) | Value ($ x 1,000) |
|---|---|---|

**Babylon IDA**
| | | |
|---|---|---|
| ✚◗■ Resource Recovery Refunding RB Series 1998 (Ogden Martin Systems of Babylon Project) 1.11%, 01/07/04 | 5,000 | 5,000 |

**Broome Cnty IDA**
| | | |
|---|---|---|
| ✚■ Civic Facility RB 2003 Series (Elizabeth Church Manor Nursing Home Project) 1.07%, 01/07/04 | 6,475 | 6,475 |
| ✚■ Civic Facility RB 2003 Series (Methodist Homes For the Aging Project) 1.07%, 01/07/04 | 6,070 | 6,070 |

**Buffalo**
| | | |
|---|---|---|
| ✚ RAN 2003-2004A 1.08%, 07/29/04 | 10,000 | 10,095 |

**Chautauqua Cnty**
| | | |
|---|---|---|
| ✚■ Civic Facility RB (Jamestown Center City Development Corp Project) Series 2000A 1.32%, 01/07/04 | 4,950 | 4,950 |
| ✚■ IDRB (Grafco Industries Ltd Partnership Project) Series 2002 1.25%, 01/07/04 | 6,865 | 6,865 |

**Chenango Cnty IDA**
| | | |
|---|---|---|
| ✚■ IDRB (Baillie Lumber Co. Project) Series 2000A 1.55%, 01/07/04 | 4,551 | 4,551 |

**Connetquot Central SD**
| | | |
|---|---|---|
| TAN 2003-2004 0.94%, 06/30/04 | 2,000 | 2,010 |

**Cornwall Central SD**
| | | |
|---|---|---|
| BAN 2003 1.04%, 10/15/04 | 29,286 | 29,504 |

**Dutchess Cnty IDA**
| | | |
|---|---|---|
| ✚■ Civic Facility RB (Trinity-Pawling School Corp Civic Facility) Series 1998 1.20%, 01/07/04 | 3,075 | 3,075 |
| ✚■ IDRB (Mechtronics Corp Project) Series 1998 1.41%, 01/07/04 | 2,925 | 2,925 |

## Portfolio Holdings continued

| Issuer<br>Security Type, Project, Series,<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| **East Meadow Union Free SD** | | |
| TAN 2003-2004 | | |
| 0.82%, 06/29/04 | 4,000 | 4,018 |
| 1.14%, 06/29/04 | 5,000 | 5,009 |
| **Garden City Union Free SD** | | |
| TAN 2003-2004 | | |
| 0.94%, 06/29/04 | 5,000 | 5,015 |
| **Greece Central SD** | | |
| BAN 2003 | | |
| 1.05%, 06/18/04 | 18,000 | 18,078 |
| **Hempstead Union Free SD** | | |
| TAN 2003-2004 | | |
| 0.92%, 06/29/04 | 4,400 | 4,423 |
| **Herkimer Cnty** | | |
| ✚■ Civic Facility RB Series 2000 (Templeton Foundation Project) | | |
| 1.35%, 01/07/04 | 1,900 | 1,900 |
| **Jay Street Dev Corp** | | |
| ✚■ Courts Facility Lease RB (Jay Street Project) Fiscal 2004 Bonds A-1 | | |
| 1.20%, 01/07/04 | 5,000 | 5,000 |
| ✚■ Courts Facility Lease RB (Jay Street Project) Fiscal 2004 Bonds A-2 | | |
| 1.18%, 01/07/04 | 5,000 | 5,000 |
| ✚■ Courts Facility Lease RB (Jay Street Project) Fiscal 2004 Bonds A-3 | | |
| 1.12%, 01/07/04 | 5,000 | 5,000 |
| **Long Island Power Auth** | | |
| ✚◗■ Electric System General RB Series 1998A TOB Series PA-522 | | |
| 1.26%, 01/07/04 | 21,000 | 21,000 |
| ✚◗■ Electric System General RB Series 2001A TOB Series PA-841 | | |
| 1.26%, 01/07/04 | 4,365 | 4,365 |
| ✚◗■ Electric System RB Series 1998A TOB Series 983205 | | |
| 1.26%, 01/07/04 | 1,900 | 1,900 |
| ✚■ Electric System Subordinated RB 2001 Series 1-B | | |
| 1.27%, 01/02/04 | 1,500 | 1,500 |

| Issuer<br>Security Type, Project, Series,<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| ✚■ Electric System Subordinated RB 2001 Series 2-B | | |
| 1.27%, 01/02/04 | 1,400 | 1,400 |
| ✚■ Electric System Subordinated RB 2001 Series 3-A | | |
| 1.10%, 01/07/04 | 8,500 | 8,500 |
| **Metropolitan Transp Auth** | | |
| ◗■ Dedicated Tax Fund Bonds Series 1998A TOB Series PT-395 | | |
| 1.10%, 01/07/04 | 9,440 | 9,440 |
| ✚◗■ Dedicated Tax Fund Bonds Series 2002A TOB Series 2002H | | |
| 1.28%, 01/07/04 | 5,490 | 5,490 |
| ✚◗■ Dedicated Tax Fund Bonds Series 2002B | | |
| 1.18%, 01/07/04 | 23,000 | 23,000 |
| ✚◗■ Transportation Refunding RB Series 2002A TOB Series 2001-724x | | |
| 1.26%, 01/07/04 | 22,000 | 22,000 |
| ✚◗■ Transportation Refunding RB Series 2002D-1 | | |
| 1.20%, 01/07/04 | 7,600 | 7,600 |
| ✚◗■ Transportation Refunding RB Series 2002G-1 | | |
| 1.18%, 01/07/04 | 4,725 | 4,725 |
| ✚◗■ Transportation Refunding RB Series 2002G-2 | | |
| 1.18%, 01/07/04 | 5,000 | 5,000 |
| ✚ Transportation Revenue BAN Sub-series B | | |
| 1.00%, 02/13/04 | 20,000 | 20,000 |
| **Nassau Cnty** | | |
| GO TAN 2003 Series B | | |
| 1.13%, 10/15/04 | 28,700 | 28,894 |
| GO TAN, 2003 Series A | | |
| 1.05%, 04/15/04 | 5,000 | 5,014 |
| **Nassau County Interim Finance Auth** | | |
| ✚◗■ Sales Tax Secured Bonds Series 2002B | | |
| 1.05%, 01/07/04 | 4,965 | 4,965 |
| **New York City** | | |
| ✚■ GO Bonds Fiscal 1994 Series A-7 | | |
| 1.27%, 01/02/04 | 2,400 | 2,400 |

| Issuer<br>Security Type, Project, Series,<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| ✦■ GO Bonds Fiscal 1994 Series<br>A-8 | | |
| 1.27%, 01/02/04 | 1,285 | 1,285 |
| 1.27%, 01/07/04 | 700 | 700 |
| ✦▶■ GO Bonds Fiscal 1994 Series<br>H-3 | | |
| 1.27%, 01/02/04 | 1,700 | 1,700 |
| ✦▶■ GO Bonds Fiscal 1998D TOB<br>Series 1997C | | |
| 1.17%, 01/07/04 | 26,000 | 26,000 |
| ✦▶■ GO Bonds Fiscal 2000 Series<br>A TOB Series 17 | | |
| 1.11%, 01/07/04 | 3,395 | 3,395 |
| ✦▶■ GO Bonds Fiscal 2001 Series<br>B TOB Series 2000-394 | | |
| 1.26%, 01/07/04 | 6,920 | 6,920 |
| ✦▶■ GO Bonds Fiscal 2002 Series<br>A TOB Series 20013204 | | |
| 1.26%, 01/07/04 | 24,750 | 24,750 |
| ✦■ GO Bonds Fiscal 2003 C-2 | | |
| 1.10%, 01/07/04 | 5,000 | 5,000 |
| ✦■ GO Bonds Fiscal 2003 Series<br>C-3 | | |
| 1.12%, 01/07/04 | 3,300 | 3,300 |
| ✦■ GO Bonds Fiscal 2004 Series<br>A-3 | | |
| 1.10%, 01/07/04 | 7,000 | 7,000 |
| ✦■ GO Bonds Fiscal 2004 Series<br>A-6 | | |
| 1.05%, 01/07/04 | 9,000 | 9,000 |
| GO Bonds Fiscal 2004 Series E | | |
| 1.12%, 08/01/04 | 35,775 | 35,956 |
| ✦▶■ GO Bonds Series 2004F TOB<br>Series 251 | | |
| 1.33%, 01/07/04 | 50,000 | 50,000 |
| ✦▶■ GO Bonds, Fiscal 2002 Series<br>A-6 | | |
| 1.30%, 01/02/04 | 2,000 | 2,000 |
| ▶■ GO RAN Fiscal 2004 Series A,<br>TOB Series 2003-L40J | | |
| 1.30%, 01/07/04 | 25,000 | 25,000 |
| ✦■ Special RB (NYSE Project)<br>Fiscal 2004 Series B Bonds | | |
| 1.20%, 01/07/04 | 7,000 | 7,000 |

| Issuer<br>Security Type, Project, Series,<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| **New York City Health &<br>Hospitals Corp** | | |
| ✦▶■ Health System Bonds 1999<br>Series A TOB Series PA-555 | | |
| 1.25%, 01/07/04 | 17,620 | 17,620 |
| **New York City Housing Devel<br>Corp** | | |
| ✦■ M/F Mortgage RB (2 Gold<br>Street) 2003 Series A | | |
| 1.12%, 01/07/04 | 15,000 | 15,000 |
| ✦■ M/F Mortgage RB (92nd &<br>First Residential Tower), 2003<br>Series A | | |
| 1.04%, 01/07/04 | 20,000 | 20,000 |
| ✦■ M/F Mortgage RB (Atlantic<br>Court Apartments), 2003<br>Series A | | |
| 1.10%, 01/07/04 | 17,000 | 17,000 |
| ✦■ M/F Mortgage RB (Upper East),<br>2003 Series A | | |
| 1.12%, 01/07/04 | 18,000 | 18,000 |
| ✦■ M/F Rental Housing RB<br>(1 Columbus Place Dev),<br>1998 Series A | | |
| 1.10%, 01/07/04 | 20,700 | 20,700 |
| ✦■ M/F Rental Housing RB (100<br>Jane Street Dev), 1998<br>Series A | | |
| 1.10%, 01/07/04 | 6,525 | 6,525 |
| ✦■ M/F Rental Housing RB (Sierra<br>Dev) 2003 Series A | | |
| 1.10%, 01/07/04 | 18,000 | 18,000 |
| ✦■ M/F Rental Housing RB<br>(Tribeca Tower) Series 1997A | | |
| 1.15%, 01/07/04 | 2,300 | 2,300 |
| **New York City IDA** | | |
| ✦■ Civic Facility RB (2000 Jewish<br>Board of Family & Childrens<br>Services Project) | | |
| 1.13%, 01/07/04 | 15,820 | 15,820 |
| ✦■ Refunding IDRB (Allway Tools)<br>Series 1997 | | |
| 1.35%, 01/07/04 | 1,560 | 1,560 |
| ✦■ Special Facility RB (1997<br>Korean Air Lines Project)<br>Series 1997A | | |
| 1.09%, 01/07/04 | 7,400 | 7,400 |

## Portfolio Holdings continued

| Issuer Security Type, Project, Series, Rate, Maturity Date | Face Amount ($ x 1,000) | Value ($ x 1,000) |
|---|---|---|
| **New York City Municipal Water Finance Auth** | | |
| ◗■ Crossover Refunding Bonds 2002 F TOB Series PA-1109 1.26%, 01/07/04 | 7,495 | 7,495 |
| ✚◗■ Water & Sewer System RB Series 1993C 1.27%, 01/02/04 | 1,600 | 1,600 |
| ✚◗■ Water & Sewer System RB Series 1995A 1.30%, 01/02/04 | 3,500 | 3,500 |
| ✚◗■ Water & Sewer System RB Series 1998 B TOB Series PA-523 1.25%, 01/07/04 | 4,735 | 4,735 |
| ◗■ Water & Sewer System RB Series 2000C 1.17%, 01/02/04 | 2,800 | 2,800 |
| ◗■ Water & Sewer System RB Series 2001D TOB Series PA-838 1.28%, 01/07/04 | 4,995 | 4,995 |
| ✚◗■ Water & Sewer System RB Series 2002 G TOB Series PA-1054 1.26%, 01/07/04 | 10,000 | 10,000 |
| ◗■ Water & Sewer System RB Series 2003 C-2 1.22%, 01/07/04 | 5,200 | 5,200 |
| ◗■ Water & Sewer System RB Series 2003 C-3 1.27%, 01/02/04 | 2,500 | 2,500 |
| ◗■ Water & Sewer System RB Series 2003 F-1 1.19%, 01/07/04 | 6,000 | 6,000 |
| ◗■ Water & Sewer System RB Series 2003 F-2 1.17%, 01/02/04 | 1,000 | 1,000 |
| **New York City Transitional Finance Auth** | | |
| BAN Fiscal 2003 Series 2 0.95%, 02/19/04 | 8,525 | 8,537 |
| 1.07%, 02/19/04 | 25,000 | 25,031 |
| 1.10%, 02/19/04 | 40,000 | 40,048 |
| Future Tax Secured Bonds Fiscal 2002C 1.00%, 02/15/04 | 1,000 | 1,005 |
| ✚◗■ Future Tax Secured Bonds Series 2000A TOB Series 20003202 1.26%, 01/07/04 | 15,720 | 15,720 |
| ◗■ Future Tax Secured Bonds Series 2000C PA-917R 1.27%, 01/07/04 | 14,545 | 14,545 |
| ◗■ Future Tax Secured Bonds Series 2001B 1.30%, 01/02/04 | 2,400 | 2,400 |
| ◗■ Future Tax Secured Bonds Series 2001C 1.12%, 01/07/04 | 2,000 | 2,000 |
| ◗■ Future Tax Secured Refunding Bonds Series 2003A TOB Series PT-1724 1.27%, 01/07/04 | 6,000 | 6,000 |
| ◗■ New York City Recovery Bonds Fiscal 2003 Series 2-A 1.30%, 01/02/04 | 1,400 | 1,400 |
| ◗■ New York City Recovery Bonds Fiscal 2003 Series 2-D 1.12%, 01/07/04 | 2,500 | 2,500 |
| ◗■ New York City Recovery Bonds Fiscal 2003 Series 2-F 1.27%, 01/02/04 | 14,000 | 14,000 |
| ◗■ New York City Recovery Bonds Fiscal 2003 Series 3-B 1.34%, 01/02/04 | 800 | 800 |
| **New York State** | | |
| ✚■ Environmental Quality GO Series 1998G 1.03%, 10/02/04 | 38,300 | 38,300 |
| ✚■ GO Bonds Series 2000A 1.05%, 10/07/04 | 15,000 | 15,000 |
| **New York State Dormitory Auth** | | |
| ✚◗■ (Mt Sinai School of Medicine) Insured RB Series 1994A TOB Series 2001D 1.24%, 01/07/04 | 2,900 | 2,900 |
| ✚◗■ City University System Consolidated Fifth General Resolution RB Series 2003A TOB Series PT-797 1.00%, 02/05/04 | 7,295 | 7,295 |

| Issuer<br>Security Type, Project, Series,<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| +■ New York State Dormitory Authority New York Foundling Charitable Corp RB Series 1997<br>1.11%, 01/07/04 | 7,950 | 7,950 |
| +▶■ State University Educational Facilities RB Series 1993A TOB Series 107<br>1.26%, 01/07/04 | 18,495 | 18,495 |
| +▶■ State University Educational Facilities RB Series 2000 TOB Series 20003201<br>1.26%, 01/07/04 | 12,375 | 12,375 |
| +▶■ State University Educational Facilities RB Series 2000B TOB Series 2000-15<br>1.12%, 06/23/04 | 27,030 | 27,030 |
| **New York State Energy Research Dev Auth** | | |
| +▶■ Gas Facilities RB Series 1996 (Brooklyn Union Gas Co. Project) TOB Series 2000-379<br>1.26%, 01/07/04 | 14,125 | 14,125 |
| +▶■ Pollution Control Refunding RB (Niagara Mohawk Power Corp Project) Series 1994A TOB Series 943207<br>1.26%, 01/07/04 | 14,850 | 14,850 |
| **New York State Environmental Facilities Corp** | | |
| ▶■ State Clean Water & Drinking Water Revolving Funds RB Series 2002B TOB Series 20023202<br>1.26%, 01/07/04 | 24,225 | 24,225 |
| ▶■ State Water Pollution Control Revolving Fund RB Series 1994D TOB Series 96-C3202<br>1.26%, 01/07/04 | 17,050 | 17,050 |
| **New York State HFA** | | |
| +■ 101 West End Ave Housing RB Series 1998A<br>1.09%, 01/07/04 | 10,600 | 10,600 |
| +■ 101 West End Ave Housing RB Series 1999A<br>1.09%, 01/07/04 | 1,600 | 1,600 |

| Issuer<br>Security Type, Project, Series,<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| +■ 150 East 44th St Housing RB 2000A<br>1.09%, 01/07/04 | 22,500 | 22,500 |
| +■ 250 West 50th St Housing RB Series 1997A<br>1.15%, 01/07/04 | 24,000 | 24,000 |
| +■ 345 East 94th St Housing RB Series 1998A<br>1.09%, 01/07/04 | 5,665 | 5,665 |
| +■ 345 East 94th St Housing RB Series 1999A<br>1.09%, 01/07/04 | 3,800 | 3,800 |
| +■ 350 West 43rd St Housing RB Series 2002A<br>1.12%, 01/07/04 | 1,500 | 1,500 |
| +■ 66 West 38th St Housing RB Series 2001A<br>1.18%, 01/07/04 | 5,200 | 5,200 |
| +■ 66 West 38th St Housing RB Series 2002A<br>1.30%, 01/01/04 | 11,400 | 11,400 |
| +■ 70 Battery Place Housing RB Series 1997A<br>1.10%, 01/07/04 | 10,100 | 10,100 |
| +■ Chelsea Arms Housing RB Series 1998A<br>1.13%, 01/07/04 | 18,000 | 18,000 |
| +■ East 84th St Housing RB Series 1995A<br>1.15%, 01/07/04 | 9,100 | 9,100 |
| +■ Helena Housing RB Series 2003A<br>1.10%, 01/07/04 | 20,000 | 20,000 |
| +■ Normandie Court II RB Housing RB Series 1999A<br>1.10%, 01/07/04 | 19,600 | 19,600 |
| +■ Service Contract Refunding RB Series 2003B<br>1.20%, 01/07/04 | 10,000 | 10,000 |
| +■ Service Contract Refunding RB Series 2003D<br>1.20%, 01/07/04 | 6,800 | 6,800 |
| +■ Service Contract Refunding RB Series 2003E<br>1.10%, 01/07/04 | 7,000 | 7,000 |
| +■ Service Contract Refunding RB Series 2003G<br>1.12%, 01/07/04 | 10,000 | 10,000 |

## Portfolio Holdings continued

| Issuer<br>Security Type, Project, Series,<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| +■ Service Contract Refunding RB<br>Series 2003I<br>1.12%, 01/07/04 | 12,500 | 12,500 |
| +■ Tribeca Green Housing RB<br>2003 Series 2003A<br>1.10%, 01/07/04 | 40,000 | 40,000 |
| +■ Tribeca Landing Housing RB<br>Series 1997A<br>1.13%, 01/07/04 | 13,000 | 13,000 |
| +■ Tribeca Park Housing RB Series<br>1997A<br>1.15%, 01/07/04 | 4,500 | 4,500 |
| +■ Union Square South Housing<br>RB Series 1996A<br>1.15%, 01/07/04 | 16,800 | 16,800 |
| +■ Worth St Housing RB 2001<br>Series 2001A<br>1.13%, 01/07/04 | 10,000 | 10,000 |
| **New York State Local<br>Assistance Corp** | | |
| +■ RB Bonds Series 1995G<br>1.07%, 01/07/04 | 8,800 | 8,800 |
| +■ RB Series 1993A<br>1.08%, 01/07/04 | 11,090 | 11,090 |
| +■ RB Series 1994B<br>1.08%, 01/07/04 | 3,000 | 3,000 |
| +■ RB Series 1995D<br>1.05%, 01/07/04 | 7,500 | 7,500 |
| +▶■ Series 1993-C Refunding<br>Bonds TOB Series 20013201<br>1.26%, 01/07/04 | 9,900 | 9,900 |
| +▶■ Series 1997B Refunding Bonds<br>TOB Series 2000-23<br>1.15%, 01/07/04 | 20,965 | 20,965 |
| +▶■ Subordinate Lien Refunding RB<br>Series 2003-A-5V<br>1.10%, 01/07/04 | 10,000 | 10,000 |
| +▶■ Subordinate Lien Refunding RB<br>Series 2003-A-7V<br>1.08%, 01/07/04 | 5,000 | 5,000 |
| **New York State Mortgage Agency** | | |
| ▶■ Homeowner Mortgage RB<br>Series 65 TOB Series PA-153<br>1.28%, 01/07/04 | 4,640 | 4,640 |

| Issuer<br>Security Type, Project, Series,<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| ▶■ Homeowner Mortgage RB<br>Series 77-A TOB Series<br>1999F<br>1.00%, 02/05/04 | 24,795 | 24,795 |
| ▶■ Homeowner Mortgage RB<br>Series 87 TOB Series 1999z<br>1.24%, 01/07/04 | 7,365 | 7,365 |
| ▶■ Homeowner Mortgage RB<br>Series 87 TOB Series PT-289<br>1.13%, 02/05/04 | 4,585 | 4,585 |
| ▶■ Mortgage RB 24th Series TOB<br>Series 2000 B3<br>1.31%, 01/07/04 | 710 | 710 |
| ▶■ **New York State Power Authority**<br>RB Sub-series 5<br>1.10%, 01/07/04 | 8,400 | 8,400 |
| **New York State Thruway Auth** | | |
| ▶■ General Refunding RB Series E<br>TOB Series 2000-456<br>1.26%, 01/07/04 | 6,995 | 6,995 |
| General Revenue BAN Series<br>2003A<br>1.10%, 04/20/04 | 30,000 | 30,002 |
| **North Syracuse Central SD**<br>GO BAN 2003<br>0.95%, 06/18/04 | 29,200 | 29,307 |
| **Port Auth of New York &<br>New Jersey** | | |
| +▶■ Consolidated Bonds 127th<br>SeriesTOB Series PT-870<br>1.26%, 01/07/04 | 3,000 | 3,000 |
| +▶■ Special Project Bonds Series 6<br>(JFK Intl Air Terminal Project)<br>TOB Series 2000B5<br>1.20%, 01/07/04 | 1,480 | 1,480 |
| **Queensbury Union Free SD**<br>BAN 2004<br>1.11%, 01/06/05 | 16,394 | 16,539 |
| **Schenectady IDA** | | |
| +■ IDRB (Fortitech Holding Corp.<br>Project) Series 1995A<br>1.34%, 01/07/04 | 900 | 900 |

| Issuer<br>Security Type, Project, Series,<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| **Suffolk Cnty Water Auth** | | |
| BAN, 2003 | | |
| 1.08%, 01/07/04 | 10,000 | 10,000 |
| TAN 2003 Series II | | |
| 1.07%, 09/08/04 | 25,000 | 25,158 |
| **Tompkins Cnty IDA** | | |
| Civic Facility RB Series 2002A<br>Cornell Univ Project | | |
| 1.18%, 01/07/04 | 6,525 | 6,525 |
| Civic Facility RB Series 2002B<br>Cornell Univ Project | | |
| 1.18%, 01/07/04 | 7,000 | 7,000 |
| **Triborough Bridge & Tunnel Auth** | | |
| General Purpose RB Series<br>2001A TOB Series 2002-14 | | |
| 1.08%, 01/07/04 | 20,000 | 20,000 |
| General Purpose RB Series<br>2002a TOB Series 293 | | |
| 1.26%, 01/07/04 | 9,995 | 9,995 |
| General Refunding RB Series<br>2002B TOB Series PA-1070 | | |
| 1.11%, 01/07/04 | 14,000 | 14,000 |
| Special Obligation 1991<br>Resolution Refunding Bonds,<br>Series 2000A | | |
| 1.10%, 01/07/04 | 8,550 | 8,550 |
| **Ulster Cnty** | | |
| GO BAN 2003 | | |
| 1.00%, 06/11/04 | 6,500 | 6,521 |
| GO BAN, 2003 | | |
| 1.15%, 11/19/04 | 16,034 | 16,153 |
| **Westchester Cnty IDA** | | |
| IDRB (Levister Redevelopment<br>Co Project) Series 2001B | | |
| 1.22%, 01/07/04 | 6,000 | 6,000 |
| **Yonkers IDA** | | |
| Civic Facility RB (Consumers<br>Union Facility) Series 1989 | | |
| 1.12%, 01/07/04 | 1,200 | 1,200 |
| Civic Facility RB (Consumers<br>Union Facility) Series 1991 | | |
| 1.12%, 01/07/04 | 700 | 700 |
| Civic Facility RB (Consumers<br>Union Facility) Series 1994 | | |
| 1.12%, 01/07/04 | 1,740 | 1,740 |
| | | **1,718,173** |

| Issuer<br>Security Type, Project, Series,<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| **Puerto Rico  1.2%** | | |
| **Puerto Rico** | | |
| Public Improvement Bonds<br>2000 TOB Series PA-652 | | |
| 1.22%, 01/07/04 | 8,730 | 8,730 |
| Public Improvement Bonds<br>Series 2001A TOB Series<br>2001R | | |
| 1.24%, 01/07/04 | 2,500 | 2,500 |
| **Puerto Rico HFC** | | |
| Homeownership Mortgage<br>GNMA-guaranteed RB Series<br>1998A TOB Series 1999J | | |
| 1.20%, 04/01/04 | 9,900 | 9,900 |
| | | **21,130** |

**End of investments.** For totals, please see the first page of holdings for this fund.

Statement of

## Assets and Liabilities

As of December 31, 2003. All numbers x 1,000 except NAV.

### Assets

| | | |
|---|---|---|
| Investments, at value | | $1,739,303 |
| Cash | | 167 |
| Receivables: | | |
| Fund shares sold | | 2,252 |
| Interest | | 4,946 |
| Prepaid expenses | + | 22 |
| **Total assets** | | **1,746,690** |

### Liabilities

| | | |
|---|---|---|
| Payables: | | |
| Fund shares redeemed | | 2,284 |
| Dividends to shareholders | | 45 |
| Investments bought | | 16,538 |
| Investment adviser and administrator fees | | 16 |
| Transfer agent and shareholder service fees | | 20 |
| Accrued expenses | + | 108 |
| **Total liabilities** | | **19,011** |

### Net Assets

| | | |
|---|---|---|
| **Total assets** | | 1,746,690 |
| **Total liabilities** | – | 19,011 |
| **Net assets** | | **$1,727,679** |

### Net Assets by Source

| | |
|---|---|
| Capital received from investors | 1,727,691 |
| Net realized capital losses | (12) |

### Net Asset Value (NAV) by Share Class

| Share Class | Net Assets | ÷ | Shares Outstanding | = | NAV |
|---|---|---|---|---|---|
| Sweep Shares | $1,037,935 | | 1,038,021 | | $1.00 |
| Value Advantage Shares | $689,744 | | 689,733 | | $1.00 |

Unless stated, all numbers x 1,000.

The amortized cost for the fund's securities was $1,739,303. During the reporting period, the fund had $581,905 in transactions with other SchwabFunds®.

**Federal Tax Data**

| | |
|---|---|
| **Cost basis of portfolio** | $1,739,303 |
| **Capital losses utilized** | $89 |
| **Unused capital losses:** | |
| Expires 12/31 of: | Loss amount: |
| 2009 | $12 |

 *See financial notes.*

Statement of
## Operations

For January 1, 2003 through December 31, 2003. All numbers x 1,000.

### Investment Income

| | |
|---|---:|
| Interest | **$19,094** |

### Net Realized Gains and Losses

| | |
|---|---:|
| Net realized gains on investments sold | **105** |

### Expenses

| | | |
|---|---|---:|
| Investment adviser and administrator fees | | 6,365 |
| Transfer agent and shareholder service fees: | | |
|    Sweep Shares | | 4,560 |
|    Value Advantage Shares | | 1,583 |
| Trustees' fees | | 36 |
| Custodian and portfolio accounting fees | | 166 |
| Professional fees | | 27 |
| Registration fees | | 39 |
| Shareholder reports | | 63 |
| Other expenses | + | 21 |
| Total expenses | | 12,860 |
| Expense reduction | − | 2,630 |
| **Net expenses** | | **10,230** |

### Increase in Net Assets from Operations

| | | |
|---|---|---:|
| **Total investment income** | | 19,094 |
| **Net expenses** | − | 10,230 |
| **Net investment income** | | **8,864** |
| **Net realized gains** | + | 105 |
| **Increase in net assets from operations** | | **$8,969** |

---

Unless stated, all numbers x 1,000.

Calculated on a graduated basis as a percentage of average daily net assets: 0.38% of the first $1 billion, 0.35% over $1 billion, 0.32% over $10 billion, 0.30% over $20 billion and 0.27% over $40 billion.

Calculated as a percentage of average daily net assets as follows:

**Transfer Agent Services:**

| Share Class | % of Average Daily Net Assets |
|---|---:|
| Sweep Shares | 0.25 |
| Value Advantage Shares | 0.05 |

**Shareholder Services:**

| Share Class | % of Average Daily Net Assets |
|---|---:|
| Sweep Shares | 0.20 |
| Value Advantage Shares | 0.17 |

These fees are paid to Charles Schwab & Co.

For the fund's independent trustees only.

Includes $2,561 from the investment adviser (CSIM) and $69 from the transfer agent and shareholder service agent (Schwab). These reductions reflect a guarantee by CSIM and Schwab to limit the annual operating expenses of this fund through at least April 30, 2004, as follows:

| Share Class | % of Average Daily Net Assets |
|---|---:|
| Sweep Shares | 0.69 |
| Value Advantage Shares | 0.45 |

This limit doesn't include interest, taxes and certain non-routine expenses.

*See financial notes.* 15

Statements of

## Changes in Net Assets

For the current and prior report periods. All numbers x 1,000.

Unless stated, all numbers x 1,000.

### Operations

| | | 1/1/03–12/31/03 | 1/1/02–12/31/02 |
|---|---|---|---|
| Net investment income | | $8,864 | $14,200 |
| Net realized gains | + | 105 | 198 |
| **Increase in net assets from operations** | | **8,969** | **14,398** |

### Distributions Paid

| | | | |
|---|---|---|---|
| Dividends from net investment income | | | |
| Sweep Shares | | 4,159 | 7,395 |
| Value Advantage Shares | + | 4,705 | 6,805 |
| **Total dividends from net investment income** | | **8,864** | **14,200** |

**Unaudited**

The fund hereby designates 100% of its dividends for the current report period as tax-exempt interest dividends.

### Transactions in Fund Shares

Because all transactions in this section took place at $1.00 per share, figures for share quantities are the same as for dollars.

| | | | |
|---|---|---|---|
| **Shares Sold** | | | |
| Sweep Shares | | 3,340,823 | 2,917,032 |
| Value Advantage Shares | + | 728,144 | 691,543 |
| **Total shares sold** | | **4,068,967** | **3,608,575** |
| **Shares Reinvested** | | | |
| Sweep Shares | | 4,096 | 7,250 |
| Value Advantage Shares | + | 4,416 | 6,470 |
| **Total shares reinvested** | | **8,512** | **13,720** |
| **Shares Redeemed** | | | |
| Sweep Shares | | (3,250,610) | (2,869,694) |
| Value Advantage Shares | + | (719,030) | (625,673) |
| **Total shares redeemed** | | **(3,969,640)** | **(3,495,367)** |
| **Net transactions in fund shares** | | **107,839** | **126,928** |

Represents shares sold plus shares reinvested, minus shares redeemed.

### Net Assets

| | | | |
|---|---|---|---|
| Beginning of period | | 1,619,735 | 1,492,609 |
| Total increase | + | 107,944 | 127,126 |
| **End of period** | | **$1,727,679** | **$1,619,735** |

Represents the changes in net assets from operations plus the changes in value of transactions in fund shares, minus distributions paid.

 *See financial notes.*

# Schwab New Jersey Municipal Money Fund

## Financial Statements

### Financial Highlights

| | **1/1/03– 12/31/03** | 1/1/02– 12/31/02 | 1/1/01– 12/31/01 | 1/1/00– 12/31/00 | 1/1/99– 12/31/99 |
|---|---|---|---|---|---|
| **Per-Share Data ($)** | | | | | |
| Net asset value at beginning of period | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 |
| Income from investment operations: | | | | | |
| Net investment income | 0.00[1] | 0.01 | 0.02 | 0.03 | 0.03 |
| Less distributions: | | | | | |
| Dividends from net investment income | (0.00)[1] | (0.01) | (0.02) | (0.03) | (0.03) |
| Net asset value at end of period | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 |
| Total return (%) | 0.43 | 0.84 | 2.13 | 3.38 | 2.58 |
| **Ratios/Supplemental Data (%)** | | | | | |
| Ratios to average net assets: | | | | | |
| Net operating expenses | 0.65 | 0.66[2] | 0.65 | 0.66[3] | 0.65 |
| Gross operating expenses | 0.86 | 0.89 | 0.90 | 0.93 | 0.94 |
| Net investment income | 0.43 | 0.83 | 2.08 | 3.35 | 2.60 |
| Net assets, end of period ($ x 1,000,000) | 463 | 425 | 382 | 321 | 206 |

[1] Per share amount was less than $0.01.

[2] The ratio of net operating expenses would have been 0.65% if certain non-routine expenses (taxes) had not been included.

[3] The ratio of net operating expenses would have been 0.65% if certain non-routine expenses (proxy fees) had not been included.

*See financial notes.*

## Portfolio Holdings as of December 31, 2003

This section shows all the securities in the fund's portfolio and their market value, as of the report date.

We use the symbols below to designate certain characteristics:

- ✚ Credit-enhanced security
- ◗ Liquidity-enhanced security
- ■ Variable-rate security
- ▲ Delayed-delivery security

For fixed-rate obligations, the rate shown is the effective yield at the time of purchase. For variable-rate obligations, the rate shown is the rate as of the report date. For variable-rate obligations with scheduled maturities greater than 397 days, the maturity shown is the later of the next interest rate change date or demand date. For variable-rate obligations with scheduled maturities less than 397 days, the maturity shown is the earlier of the next interest rate change date or demand date. For variable-rate obligations without demand features, the maturity shown is the next interest rate change date.

| Holdings by Category | | Cost ($x1,000) | Value ($x1,000) |
|---|---|---|---|
| 100.6% | Municipal Securities | 465,836 | 465,836 |
| **100.6%** | **Total Investments** | **465,836** | **465,836** |
| (0.6)% | Other Assets and Liabilities | | (2,716) |
| **100.0%** | **Total Net Assets** | | **463,120** |

| Issuer<br>Security Type, Project, Series,<br>Rate, Maturity Date | Face Amount ($ x 1,000) | Value ($ x 1,000) |
|---|---|---|
| **Municipal Securities 100.6% of Net Assets** | | |
| **New Jersey 91.8%** | | |
| **Delaware River Port Auth** | | |
| ✚◗■ RB Series 1999 TOB Series PA-611 | | |
| 1.26%, 01/07/04 | 4,495 | 4,495 |
| ✚◗■ RB Series 1999, PA-606 | | |
| 1.26%, 01/07/04 | 17,300 | 17,300 |
| **Delran Township** | | |
| BAN 2003, Series A | | |
| 1.10%, 01/14/04 | 2,842 | 2,843 |
| **East Brunswick Township** | | |
| BAN | | |
| 1.10%, 02/27/04 | 8,000 | 8,011 |
| **Garden State Preservation Trust** | | |
| ✚◗■ Open Space and Farmland Preservation Bonds Series 2003A TOB Series 2001-860 | | |
| 1.23%, 01/07/04 | 5,000 | 5,000 |
| **Gloucester Cnty** | | |
| BAN Series 2003A | | |
| 1.07%, 10/27/04 | 8,000 | 8,060 |
| **New Jersey** | | |
| TRAN Series Fiscal 2004A | | |
| 1.03%, 06/25/04 | 15,000 | 15,069 |
| 1.04%, 06/25/04 | 10,000 | 10,046 |
| ◗■ TRAN Series Fiscal 2004A TOB Series L36J | | |
| 1.30%, 01/07/04 | 14,000 | 14,000 |
| **New Jersey Economic Development Auth** | | |
| ✚■ Economic Development RB (Catholic Community Services Project) Series 993 | | |
| 1.19%, 01/07/04 | 4,960 | 4,960 |
| ✚■ Economic Development RB (Encap Golf Holdings Project), Series 2001A | | |
| 1.25%, 01/07/04 | 22,000 | 22,000 |
| ✚■ Economic Development RB Stone Brothers Secaucus - 2001 Project) | | |
| 1.26%, 01/07/04 | 1,760 | 1,760 |
| ✚◗■ Economic Development Refunding RB Airis Newark Project) Series 1998 | | |
| 1.25%, 01/07/04 | 3,800 | 3,800 |
| ✚■ IDRB (Tru Urban Renewal Corp.) Series 1984 | | |
| 1.30%, 01/30/04 | 3,000 | 3,000 |

 *See financial notes.*

# Schwab New Jersey Municipal Money Fund

| Issuer<br>Security Type, Project, Series,<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| ✦▸■ Natural Gas Facilities Refunding RB Series 1997A (Nui Corp. Projects) TOB Series 1998-161<br>1.26%, 01/07/04 | 1,525 | 1,525 |
| ✦■ RB (Baptist Home Society of New Jersey - 2003 Project)<br>1.55%, 01/07/04 | 3,520 | 3,520 |
| ✦■ RB (G&W Laboratories, Inc. - 2003 Project)<br>1.34%, 01/07/04 | 5,960 | 5,960 |
| ✦■ RB (Geriatric Services Housing Corporation) Series 2001<br>1.10%, 01/07/04 | 10,475 | 10,475 |
| ✦■ RB (Graphic Management Project) Series 1999<br>1.19%, 01/07/04 | 5,245 | 5,245 |
| ✦■ RB (Hamilton Industrial Development Project) Series 1998<br>1.24%, 01/07/04 | 5,950 | 5,950 |
| ✦■ RB (Jewish Home at Rockleigh Project) Series 1998A<br>1.05%, 01/07/04 | 4,800 | 4,800 |
| ✦■ RB (Job Haines Home) Series 1998<br>1.07%, 01/07/04 | 3,700 | 3,700 |
| ✦■ RB (Mt. Olive Realty) Amended 1995 Series<br>1.25%, 01/07/04 | 5,800 | 5,800 |
| ✦■ RB (St. James Preparatory School & St. James Social Service Corp.) Series 1998<br>1.24%, 01/07/04 | 5,140 | 5,140 |
| ✦■ Refunding RB (Station Plaza Park & Ride Project) Series 2003<br>1.34%, 01/07/04 | 3,615 | 3,615 |
| ✦■ Special Facility RB (Port Newark Container Terminal Project) Series 2003<br>1.15%, 01/07/04 | 14,300 | 14,300 |
| ✦■ Thermal Energy Facilities RB (Marina Energy Llc - 2001 Project) Series A<br>1.25%, 01/07/04 | 8,100 | 8,100 |
| ✦■ Thermal Energy Facilities RB (Thermal Energy Limited Partnership I Project) Series 1997<br>1.15%, 01/07/04 | 8,600 | 8,600 |
| **New Jersey Educational Facilities Auth** | | |
| ✦▸■ Higher Education Capital Improvement Fund Issue RB Series 2002A TOB Series 213<br>1.26%, 01/07/04 | 8,610 | 8,610 |
| ✦■ RB Caldwell College Issue Series 2000B<br>1.24%, 01/07/04 | 2,200 | 2,200 |
| ■ RB Princeton University Issue Series 2001B<br>1.25%, 01/02/04 | 6,500 | 6,500 |
| **New Jersey Health Care Facilities Financing Auth** | | |
| ✦■ RB (St Barnabas Health Care System Issue) Series 2001A<br>1.20%, 01/07/04 | 4,500 | 4,500 |
| ✦■ RB Composite Program Series 2001 A-1<br>1.25%, 01/07/04 | 5,700 | 5,700 |
| ✦■ RB Composite Program Series 2003 A-1<br>1.19%, 01/07/04 | 4,950 | 4,950 |
| ✦■ RB Composite Program Series 2003 A-2<br>1.19%, 01/07/04 | 3,500 | 3,500 |
| ✦■ RB Composite Program Series 2003 A-6<br>1.24%, 01/07/04 | 3,250 | 3,250 |
| ✦▸■ RB Hunterdon Medical Center Issue Series A TOB Series 2001-833<br>1.26%, 01/07/04 | 3,560 | 3,560 |
| ✦■ RB Meridian Health System Obligated Group Issue Series 2003A<br>1.20%, 01/07/04 | 2,500 | 2,500 |
| ✦■ RB Meridian Health System Obligation Group Issue Series 2003B<br>1.20%, 01/07/04 | 3,000 | 3,000 |

## Portfolio Holdings continued

| Issuer Security Type, Project, Series, Rate, Maturity Date | Face Amount ($ x 1,000) | Value ($ x 1,000) |
|---|---|---|
| **New Jersey Housing & Mortgage Finance Agency** | | |
| ✚ Home Buyer RB Series 2003 EE 1.10%, 04/01/04 | 7,430 | 7,430 |
| **New Jersey Sports & Exposition Auth** | | |
| ✚▶■ Home Buyer RB Series AA TOB Series PT-287 1.22%, 01/02/04 | 1,900 | 1,900 |
| ✚▶■ Home Buyer Series 2000 CC RB TOB Series PT-635 1.26%, 01/07/04 | 3,915 | 3,915 |
| ✚▶■ State Contract Bonds Series 1992C 1.20%, 01/07/04 | 18,225 | 18,225 |
| ✚▶■ State Contract Bonds Series 2002 B-1 1.10%, 01/07/04 | 9,180 | 9,180 |
| **New Jersey Transportation Trust Fund Auth** | | |
| ▶■ Transportation System Bonds Series 1998A TOB Series 2000C 1.13%, 01/07/04 | 11,495 | 11,495 |
| ✚▶■ Transportation System Bonds Series 2003C TOB Series 236 1.26%, 01/07/04 | 5,495 | 5,495 |
| ✚▶■ Transportation System RB Series 2000B TOB Series 2000-203 1.23%, 01/07/04 | 4,895 | 4,895 |
| **New Jersey Turnpike Auth** | | |
| ✚▶■ Turnpike RB Series 1991C TOB Series PT-747 1.14%, 01/07/04 | 3,595 | 3,595 |
| ✚ Turnpike RB Series 2000A 1.15%, 01/01/05 | 2,750 | 2,862 |
| ✚▶■ Turnpike RB Series 2000A TOB Series 2000-3002 1.26%, 01/07/04 | 1,000 | 1,000 |
| ✚▶■ Turnpike RB Series 2000A TOB Series 2000-6 1.17%, 01/07/04 | 11,200 | 11,200 |
| ✚▶■ Turnpike RB Series 2000A TOB Series PA-719R 1.26%, 01/07/04 | 3,665 | 3,665 |
| **North Burnswick Township** BAN 2003 1.13%, 12/10/04 | 12,860 | 12,964 |
| **Port Auth of New York & New Jersey** | | |
| ✚▶■ Consolidated Bonds 119th Series Second Installment TOB Series 153 1.31%, 01/07/04 | 370 | 370 |
| ✚ Consolidated Bonds 122nd Series 1.08%, 07/15/04 | 1,085 | 1,109 |
| ✚▶■ Consolidated Bonds 127th Series TOB Series PT-870 1.26%, 01/07/04 | 10,280 | 10,280 |
| ▲ Consolidated Bonds 131st Series 1.17%, 12/15/04 | 5,015 | 5,056 |
| ▶■ Consolidated Bonds 85th Series TOB Series PA-518 1.10%, 04/08/04 | 6,795 | 6,795 |
| ✚▶■ Special Project Bonds Series 6 (JFK Intl Air Terminal Project) TOB Series 2000B5 1.20%, 01/07/04 | 800 | 800 |
| ✚▶■ Special Project Bonds Series 6 (JFK Intl Air Terminal Project) TOB Series 2000-243 1.26%, 01/07/04 | 1,650 | 1,650 |
| ▶ TECP Series A 1.05%, 01/09/04 | 11,450 | 11,450 |
| **Rahway Township** BAN 2003 1.15%, 12/06/04 | 8,343 | 8,427 |
| **Somerset Cnty** GO Open Space/Farmland Preservation Bonds Series 2003B 1.02%, 10/01/04 | 1,000 | 1,022 |
| General Improvement Bonds Series 2003A 1.02%, 10/01/04 | 1,200 | 1,218 |

| Issuer<br>Security Type, Project, Series,<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| **Sparta Township** | | |
| BAN | | |
| 1.02%, 06/04/04 | 6,595 | 6,615 |
| **Trenton Parking Auth** | | |
| +◗■ Parking RB Series 2000 TOB Series 221 | | |
| 1.25%, 01/07/04 | 4,320 | 4,320 |
| **Union Cnty Pollution Control Financing Auth** | | |
| ■ Refunding RB (Exxon) Series 1994 | | |
| 1.22%, 01/02/04 | 6,000 | 6,000 |
| **University of Medicine & Dentistry** | | |
| +◗■ RB Series 2002B | | |
| 1.21%, 01/07/04 | 7,000 | 7,000 |
| | | **425,277** |
| **Puerto Rico 8.8%** | | |
| **Government Development Bank of Puerto RIco** | | |
| TECP Series 1997 | | |
| 1.15%, 01/09/04 | 450 | 450 |
| 0.97%, 01/12/04 | 8,225 | 8,225 |
| 1.10%, 03/10/04 | 4,232 | 4,232 |
| 1.08%, 04/16/04 | 9,107 | 9,107 |
| **Puerto Rico** | | |
| +◗■ Public Improvement & Refunding Bonds Series 2000 TOB Series 3 | | |
| 1.11%, 01/07/04 | 2,820 | 2,820 |
| +◗■ Public Improvement Bonds Series 2001A TOB Series 2001R | | |
| 1.13%, 01/07/04 | 5,900 | 5,900 |
| **Puerto Rico HFC** | | |
| +◗■ Homeownership Mortgage RB Series 2000A TOB Series 2000R | | |
| 1.25%, 01/07/04 | 5,430 | 5,430 |
| **Puerto Rico Hwy & Transp Auth** | | |
| +◗■ Transportation RB Series 1998A | | |
| 1.10%, 01/07/04 | 4,395 | 4,395 |
| | | **40,559** |

**End of investments.** For totals, please see the first page of holdings for this fund.

Statement of

## Assets and Liabilities

As of December 31, 2003. All numbers x 1,000 except NAV.

### Assets

| | |
|---|---|
| Investments, at value | $465,836 |
| Cash | 118 |
| Interest receivable | 1,260 |
| Prepaid expenses | + 18 |
| **Total assets** | **467,232** |

### Liabilities

| | |
|---|---|
| Payables: | |
| Dividends to shareholders | 6 |
| Investments bought | 4,052 |
| Investment adviser and administrator fees | 4 |
| Transfer agent and shareholder service fees | 6 |
| Accrued expenses | + 44 |
| **Total liabilities** | **4,112** |

### Net Assets

| | |
|---|---|
| **Total assets** | 467,232 |
| **Total liabilities** | − 4,112 |
| **Net assets** | **$463,120** |

### Net Assets by Source

| | |
|---|---|
| Capital received from investors | 463,118 |
| Net investment income not yet distributed | 2 |

### Net Asset Value (NAV)

| Net Assets | ÷ | Shares Outstanding | = | NAV |
|---|---|---|---|---|
| $463,120 | | 462,845 | | $1.00 |

Unless stated, all numbers x 1,000.

The amortized cost for the fund's securities was $465,836. During the reporting period, the fund had $580,570 in transactions with other SchwabFunds®.

**Federal Tax Data**

| | |
|---|---|
| **Cost basis of portfolio** | $465,836 |
| **Undistributed earnings:** | |
| Tax-exempt income | $2 |
| Long-term capital gains | $– |
| **Reclassifications:** | |
| Net realized capital gains | ($15) |
| Reclassified as: | |
| Capital received from investors | $13 |
| Net investment income not yet distributed | $2 |

**Tax designation (unaudited):**
The fund hereby designates $15 as a capital gain dividend for the fiscal year ended December 31, 2003.

 *See financial notes.*

Statement of
## Operations

For January 1, 2003 through December 31, 2003. All numbers x 1,000.

### Investment Income

| | | |
|---|---|---|
| Interest | | **$5,081** |

### Net Realized Gains and Losses

| | | |
|---|---|---|
| Net realized gains on investments sold | | **15** |

### Expenses

| | | |
|---|---|---|
| Investment adviser and administrator fees | | 1,792 |
| Transfer agent and shareholder service fees | | 2,122 |
| Trustees' fees | | 30 |
| Custodian and portfolio accounting fees | | 39 |
| Professional fees | | 24 |
| Registration fees | | 17 |
| Shareholder reports | | 18 |
| Other expenses | + | 10 |
| Total expenses | | 4,052 |
| Expense reduction | – | 987 |
| **Net expenses** | | **3,065** |

### Increase in Net Assets from Operations

| | | |
|---|---|---|
| **Total investment income** | | 5,081 |
| **Net expenses** | – | 3,065 |
| **Net investment income** | | **2,016** |
| **Net realized gains** | + | 15 |
| **Increase in net assets from operations** | | **$2,031** |

Unless stated, all numbers x 1,000.

Calculated on a graduated basis as a percentage of average daily net assets: 0.38% of the first $1 billion, 0.35% over $1 billion, 0.32% over $10 billion, 0.30% over $20 billion and 0.27% over $40 billion.

Calculated as a percentage of average daily net assets: for transfer agent services, 0.25% of the fund's assets; for shareholder services, 0.20% of the fund's assets. These fees are paid to Charles Schwab & Co.

For the fund's independent trustees only.

This reduction was made by the investment adviser (CSIM). It reflects a guarantee by CSIM and the transfer agent and shareholder service agent (Schwab) to limit the annual operating expenses of this fund through at least April 30, 2004, to 0.65% of average daily net assets. This limit doesn't include interest, taxes and certain non-routine expenses.

*See financial notes.*

Statements of

## Changes in Net Assets

For the current and prior report periods. All numbers x 1,000.

### Operations

| | | 1/1/03–12/31/03 | 1/1/02–12/31/02 |
|---|---|---|---|
| Net investment income | | $2,016 | $3,334 |
| Net realized gains | + | 15 | 339 |
| **Increase in net assets from operations** | | **2,031** | **3,673** |

### Distributions Paid

| | | | |
|---|---|---|---|
| Dividends from net investment income | | **2,016** | **3,348** |

### Transactions in Fund Shares

| | | | |
|---|---|---|---|
| Shares sold | | 1,245,576 | 1,159,279 |
| Shares reinvested | | 1,988 | 3,302 |
| Shares redeemed | + | (1,209,262) | (1,120,441) |
| **Net transactions in fund shares** | | **38,302** | **42,140** |

### Net Assets

| | | | |
|---|---|---|---|
| Beginning of period | | 424,803 | 382,338 |
| Total increase | + | 38,317 | 42,465 |
| **End of period** | | **$463,120** | **$424,803** |

Unless stated, all numbers x 1,000.

**Unaudited**

The fund hereby designates 100% of its dividends for the current report period as tax-exempt interest dividends.

Because all transactions in this section took place at $1.00 per share, figures for share quantities are the same as for dollars.

Represents the changes in net assets from operations plus the changes in value of transactions in fund shares, minus distributions paid.

 *See financial notes.*

# Schwab Pennsylvania Municipal Money Fund

## Financial Statements

### Financial Highlights

| | **1/1/03–12/31/03** | 1/1/02–12/31/02 | 1/1/01–12/31/01 | 1/1/00–12/31/00 | 1/1/99–12/31/99 |
|---|---|---|---|---|---|
| **Per-Share Data ($)** | | | | | |
| Net asset value at beginning of period | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 |
| Income from investment operations: | | | | | |
| Net investment income | 0.00[1] | 0.01 | 0.02 | 0.04 | 0.03 |
| Less distributions: | | | | | |
| Dividends from net investment income | (0.00)[1] | (0.01) | (0.02) | (0.04) | (0.03) |
| Net asset value at end of period | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 |
| Total return (%) | 0.49 | 0.87 | 2.20 | 3.57 | 2.71 |
| **Ratios/Supplemental Data (%)** | | | | | |
| Ratios to average net assets: | | | | | |
| Net operating expenses | 0.65 | 0.65 | 0.65 | 0.66[2] | 0.65 |
| Gross operating expenses | 0.87 | 0.89 | 0.92 | 0.93 | 0.94 |
| Net investment income | 0.48 | 0.87 | 2.14 | 3.52 | 2.68 |
| Net assets, end of period ($ x 1,000,000) | 328 | 301 | 292 | 225 | 164 |

[1] Per share amount was less than $0.01.

[2] The ratio of net operating expenses would have been 0.65% if certain non-routine expenses (proxy fees) had not been included.

*See financial notes.*

## Portfolio Holdings as of December 31, 2003

This section shows all the securities in the fund's portfolio and their market value, as of the report date.

We use the symbols below to designate certain characteristics:

+ Credit-enhanced security

◗ Liquidity-enhanced security

■ Variable-rate security

For fixed-rate obligations, the rate shown is the effective yield at the time of purchase. For variable-rate obligations, the rate shown is the rate as of the report date. For variable-rate obligations with scheduled maturities greater than 397 days, the maturity shown is the later of the next interest rate change date or demand date. For variable-rate obligations with scheduled maturities less than 397 days, the maturity shown is the earlier of the next interest rate change date or demand date. For variable-rate obligations without demand features, the maturity shown is the next interest rate change date.

| Holdings by Category | Cost ($x1,000) | Value ($x1,000) |
|---|---|---|
| 99.7% **Municipal Securities** | 326,822 | 326,822 |
| 99.7% **Total Investments** | **326,822** | **326,822** |
| 0.3% **Other Assets and Liabilities** | | 890 |
| 100.0% **Total Net Assets** | | **327,712** |

| Issuer<br>Security Type, Project, Series, Rate, Maturity Date | Face Amount ($ x 1,000) | Value ($ x 1,000) |
|---|---|---|

**Municipal Securities** 99.7% of Net Assets

**Pennsylvania 99.7%**

**Allegheny Cnty Hospital Development Auth**
+■ RB Series 2003 (UPMC Senior Communities)
1.25%, 01/07/03 — 10,000 — 10,000

| Issuer<br>Security Type, Project, Series, Rate, Maturity Date | Face Amount ($ x 1,000) | Value ($ x 1,000) |
|---|---|---|

**Allegheny Cnty IDB**
+◗■ Pollution Control Refunding RB Series 1999B (Duquesne Light Co Project) TOB Series 2002 A48
1.21%, 01/07/04 — 14,495 — 14,495

**Allegheny Cnty Sanitary Auth**
+◗■ Sewer RB Series 1997 TOB Series 374Z
1.27%, 01/07/04 — 4,995 — 4,995

**Berks Cnty**
+■ RB (Beacon Container Project) Series 1998A
1.35%, 01/07/04 — 1,090 — 1,090

**Blair Cnty IDA**
+■ First Mortgage RB (Village At Penn State Project) Series 2002C
1.07%, 01/07/04 — 5,000 — 5,000

**Bucks Cnty IDA**
+■ RB (Klearfold) Series 1997
1.65%, 01/07/04 — 4,000 — 4,000

**Cambria Cnty IDA**
+■ Resource Recovery RB (Cambria Cogen Co Project) Series 1998 A-1
1.20%, 01/07/04 — 15,750 — 15,750

**Chester Cnty Health & Education Facilities Auth**
+■ RB (Simpson Meadows Project) Series 2000
1.27%, 01/07/04 — 2,880 — 2,880

**Clarion Cnty IDA**
+■ Energy Development RB (Piney Creek Project) 1990 Series
1.11%, 01/07/04 — 16,000 — 16,000

**Delaware Cnty IDA**
+■ Hospital RB Series 2002 (Crozer-Chester Medical Center Obligated Group)
1.25%, 01/07/04 — 4,900 — 4,900
+■ RB (YMCA of Philadelphia Project) Series 1999
1.25%, 01/07/04 — 2,565 — 2,565

| Issuer Security Type, Project, Series, Rate, Maturity Date | Face Amount ($ x 1,000) | Value ($ x 1,000) |
|---|---|---|
| **Delaware River Port Auth** | | |
| + Port District Project Refunding Bonds Series 2001A 1.20%, 01/01/04 | 750 | 750 |
| **Delaware Valley Regional Finance Auth** | | |
| +▶■ Local Government RB Series 1998A TOB Series 2002E 1.17%, 01/07/04 | 4,555 | 4,555 |
| **Erie SD** | | |
| +▶■ GO Bonds Series 2001A TOB Series 2001-5 1.05%, 05/07/04 | 16,800 | 16,800 |
| **Harrisburg Auth** | | |
| +▶■ Water Refunding RB Series 2002B 1.06%, 01/07/04 | 2,500 | 2,500 |
| +▶■ Water Refunding RB Series 2003A 1.07%, 01/07/04 | 6,700 | 6,700 |
| **Lancaster Cnty Hospital Auth** | | |
| +■ Health Center RB (Brethren Village) Series 2000 1.30%, 01/07/04 | 1,300 | 1,300 |
| **Luzerne Cnty IDA** | | |
| +■ RB 2003 Series (Methodist Homes Project) 1.17%, 01/07/04 | 2,900 | 2,900 |
| **Mercer Cnty** | | |
| +▶■ GO Bonds Series 2001 TOB Series 2001-18 1.19%, 01/07/04 | 3,600 | 3,600 |
| **Montgomery Cnty Higher Education & Health Auth** | | |
| +■ RB Series 2001 (Madlyn & Leonard Abramson Center For Jewish Life) 1.27%, 01/07/04 | 3,200 | 3,200 |
| **Montgomery Cnty IDA** | | |
| +■ Environmental Facilities RB (Ionza Inc. Project) Series 2000 1.32%, 01/07/04 | 7,000 | 7,000 |

| Issuer Security Type, Project, Series, Rate, Maturity Date | Face Amount ($ x 1,000) | Value ($ x 1,000) |
|---|---|---|
| **Montgomery Cnty Redevelopment Auth** | | |
| +■ M/F Housing RB (Brookside Manor Apartments Project) Series 2001A 1.20%, 01/07/04 | 6,310 | 6,310 |
| **Northhampton Cnty** | | |
| +▶■ County Agreement RB Series 2001 TOB Series 2002-2 1.12%, 06/02/04 | 3,000 | 3,000 |
| **Norwin SD** | | |
| +▶■ GO Bonds Series 2001A TOB Series 2001-12 1.12%, 06/16/04 | 8,710 | 8,710 |
| **Pennsylvania** | | |
| +▶■ GO Bonds First Series 1995 TOB Series 97C3801 1.18%, 01/07/04 | 11,870 | 11,870 |
| +▶■ GO Bonds First Series 2003 PA-1112 1.25%, 01/07/04 | 5,000 | 5,000 |
| + GO Bonds Refunding Series 1996 0.98%, 11/15/04 | 1,000 | 1,037 |
| +▶■ GO Bonds Second Series 2002 TOB Series PA-1035R 1.13%, 01/07/04 | 4,995 | 4,995 |
| **Pennsylvania Convention Center Auth** | | |
| +▶■ RB Series 1989A TOB Series PT-1224 1.25%, 01/07/04 | 3,345 | 3,345 |
| **Pennsylvania Economic Development Financing Auth** | | |
| +■ Exempt Facilities RB (Amtrak Project) Series 2001B 1.25%, 01/07/04 | 11,200 | 11,200 |
| ■ Exempt Facilities RB (Merck & Co. Project) Series 2000 1.30%, 01/07/04 | 5,000 | 5,000 |
| ■ Exempt Facilities RB (Merck & Co. West Point Project) Series 2001 1.30%, 01/07/04 | 10,750 | 10,750 |

## Portfolio Holdings continued

| Issuer Security Type, Project, Series, Rate, Maturity Date | Face Amount ($ x 1,000) | Value ($ x 1,000) |
|---|---|---|
| +■ Exempt Facilities RB (Reliant Energy Seward Project) Series 2001A 1.15%, 01/07/04 | 9,900 | 9,900 |
| +■ Exempt Facilities RB (Reliant Energy Seward Project) Series 2002B 1.17%, 01/07/04 | 6,000 | 6,000 |
| **Pennsylvania Energy Development Auth** | | |
| +■ Energy Development RB (B&W Ebensburg Project) Series 1986 1.11%, 01/07/04 | 15,295 | 15,295 |
| **Pennsylvania HFA** | | |
| ◖■ Residental Development Refunding RB Series 2002A TOB Series 2002-L10 1.35%, 01/07/04 | 6,000 | 6,000 |
| ◖■ S/F Mortgage RB Series 1997-56C TOB Series PT-119A 1.25%, 01/07/04 | 2,340 | 2,340 |
| ◖■ S/F Mortgage RB Series 1999-66A TOB Series PT-278 1.30%, 12/16/04 | 8,210 | 8,210 |
| ◖■ S/F Mortgage RB Series 1999A TOB Series 1999-u 1.00%, 02/26/04 | 4,895 | 4,895 |
| S/F Mortgage RB Series 2001-72A 1.14%, 10/01/04 | 1,685 | 1,716 |
| ◖■ S/F Mortgage RB Series 2002-74B TOB Series PA-1055 1.28%, 01/07/04 | 3,600 | 3,600 |
| ◖■ S/F RB Series 1998-64 TOB Series 1998Y 1.12%, 03/25/04 | 15,000 | 15,000 |
| **Pennsylvania Higher Education Assistance Agency** | | |
| +◖■ Student Loan RB 2003 A-2 1.34%, 01/07/04 | 500 | 500 |
| +◖■ Student Loan RB Series 2000A 1.34%, 01/07/04 | 5,800 | 5,800 |
| +◖■ Student Loan RB Series 2001A 1.34%, 01/07/04 | 7,800 | 7,800 |

| Issuer Security Type, Project, Series, Rate, Maturity Date | Face Amount ($ x 1,000) | Value ($ x 1,000) |
|---|---|---|
| **Pennsylvania State University** | | |
| ■ RB Series 2001A 1.24%, 01/07/04 | 5,000 | 5,000 |
| ■ RB Series 2002 1.24%, 01/07/04 | 5,000 | 5,000 |
| **Pennsylvania Turnpike Comm** | | |
| ◖■ Turnpike RB Series 2001U 1.18%, 01/07/04 | 9,600 | 9,600 |
| **Philadelphia Hospital & Higher Education Facilities Auth** | | |
| +■ RB (Wills Eye Hospital Project) Series 2000 1.25%, 01/07/04 | 1,800 | 1,800 |
| **Philadelphia IDA** | | |
| +◖■ Airport RB Series 1998A TOB Series 1998P2 1.05%, 08/05/04 | 5,000 | 5,000 |
| **Philadelphia SD** | | |
| + GO Refunding Bonds Series 1993A 1.09%, 07/01/04 | 3,000 | 3,062 |
| + GO Refunding Bonds Series 1999D 0.87%, 03/01/04 | 1,000 | 1,007 |
| **Temple University** | | |
| University Funding Obligations Series 2003 1.20%, 05/04/04 | 7,100 | 7,100 |
| | | **326,822** |

**End of investments.** For totals, please see the first page of holdings for this fund.

Statement of
## Assets and Liabilities

As of December 31, 2003. All numbers x 1,000 except NAV.

### Assets

| | |
|---|---:|
| Investments, at value | $326,822 |
| Cash | 144 |
| Interest receivable | 783 |
| Prepaid expenses | + 19 |
| **Total assets** | **327,768** |

### Liabilities

| | |
|---|---:|
| Payables: | |
| Dividends to shareholders | 4 |
| Investment adviser and administrator fees | 1 |
| Transfer agent and shareholder service fees | 4 |
| Federal and state taxes | 7 |
| Accrued expenses | + 40 |
| **Total liabilities** | **56** |

### Net Assets

| | |
|---|---:|
| **Total assets** | 327,768 |
| **Total liabilities** | − 56 |
| **Net assets** | **$327,712** |

### Net Assets by Source

| | |
|---|---:|
| Capital received from investors | 327,709 |
| Net investment income not yet distributed | 3 |

### Net Asset Value (NAV)

| Net Assets | ÷ | Shares Outstanding | = | NAV |
|---|---|---|---|---|
| $327,712 | | 327,696 | | $1.00 |

---

Unless stated, all numbers x 1,000.

The amortized cost for the fund's securities was $326,822. During the reporting period, the fund had $725,660 in transactions with other SchwabFunds®.

**Federal Tax Data**

| | |
|---|---:|
| **Cost basis of portfolio** | $326,822 |
| **Undistributed earnings:** | |
| Tax-exempt income | $3 |
| Long-term capital gains | − |
| **Reclassifications:** | |
| Net realized capital gains | ($42) |
| Distributions in excess of net investment income | $15 |
| Reclassified as: | |
| Capital received from investors | $27 |

**Tax designation (unaudited):**
The fund hereby designates $14 as a capital gain dividend for the fiscal year ended December 31, 2003.

*See financial notes.* 29

Statement of
## Operations

For January 1, 2003 through December 31, 2003. All numbers x 1,000.

**Investment Income**

| Interest | **$3,664** |
|---|---|

**Net Realized Gains and Losses**

| Net realized gains on investments sold | **42** |
|---|---|

**Expenses**

| | | |
|---|---|---|
| Investment adviser and administrator fees | | 1,225 |
| Transfer agent and shareholder service fees | | 1,450 |
| Trustees' fees | | 32 |
| Custodian and portfolio accounting fees | | 31 |
| Professional fees | | 24 |
| Registration fees | | 17 |
| Shareholder reports | | 15 |
| Federal and state taxes | | 12 |
| Other expenses | + | 12 |
| Total expenses | | 2,818 |
| Expense reduction | − | 711 |
| **Net expenses** | | **2,107** |

**Increase in Net Assets from Operations**

| | | |
|---|---|---|
| **Total investment income** | | 3,664 |
| **Net expenses** | − | 2,107 |
| **Net investment income** | | **1,557** |
| **Net realized gains** | + | 42 |
| **Increase in net assets from operations** | | **$1,599** |

Unless stated, all numbers x 1,000.

Calculated on a graduated basis as a percentage of average daily net assets: 0.38% of the first $1 billion, 0.35% over $1 billion, 0.32% over $10 billion, 0.30% over $20 billion and 0.27% over $40 billion.

Calculated as a percentage of average daily net assets: for transfer agent services, 0.25% of the fund's assets; for shareholder services, 0.20% of the fund's assets. These fees are paid to Charles Schwab & Co.

For the fund's independent trustees only.

This reduction was made by the investment adviser (CSIM). It reflects a guarantee by CSIM and the transfer agent and shareholder service agent (Schwab) to limit the annual operating expenses of this fund through at least April 30, 2004, to 0.65% of average daily net assets. This limit doesn't include interest, taxes and certain non-routine expenses.

Statements of
## Changes in Net Assets

For the current and prior report periods. All numbers x 1,000.

### Operations

| | | 1/1/03–12/31/03 | 1/1/02–12/31/02 |
|---|---|---|---|
| Net investment income | | $1,557 | $2,481 |
| Net realized gains | + | 42 | 27 |
| **Increase in net assets from operations** | | **1,599** | **2,508** |

### Distributions Paid

| | | | |
|---|---|---|---|
| Dividends from net investment income | | **1,569** | **2,485** |

### Transactions in Fund Shares

| | | | |
|---|---|---|---|
| Shares sold | | 1,014,686 | 836,701 |
| Shares reinvested | | 1,546 | 2,427 |
| Shares redeemed | + | (989,751) | (829,555) |
| **Net transactions in fund shares** | | **26,481** | **9,573** |

### Net Assets

| | | | |
|---|---|---|---|
| Beginning of period | | 301,201 | 291,605 |
| Total increase | + | 26,511 | 9,596 |
| **End of period** | | **$327,712** | **$301,201** |

Unless stated, all numbers x 1,000.

For the current year, the fund elected not to distribute realized capital gains and accordingly paid federal and state taxes on such gains in the amount of $12.

**Unaudited**

The fund hereby designates 100% of its dividends for the current report period as tax-exempt interest dividends.

Because all transactions in this section took place at $1.00 per share, figures for share quantities are the same as for dollars.

Represents the changes in net assets from operations plus the changes in value of transactions in fund shares, minus distributions paid.

*See financial notes.*

# Schwab Florida Municipal Money Fund

## Financial Statements

### Financial Highlights

|  | 1/1/03– 12/31/03 | 1/1/02– 12/31/02 | 1/1/01– 12/31/01 | 1/1/00– 12/31/00 | 1/1/99– 12/31/99 |
|---|---|---|---|---|---|
| **Per-Share Data** ($) | | | | | |
| Net asset value at beginning of period | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 |
| Income from investment operations: | | | | | |
|   Net investment income | 0.00[1] | 0.01 | 0.02 | 0.04 | 0.03 |
| Less distributions: | | | | | |
|   Dividends from net investment income | (0.00)[1] | (0.01) | (0.02) | (0.04) | (0.03) |
| Net asset value at end of period | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 |
| Total return (%) | 0.46 | 0.96 | 2.32 | 3.62 | 2.78 |
| **Ratios/Supplemental Data** (%) | | | | | |
| Ratios to average net assets: | | | | | |
|   Net operating expenses | 0.64 | 0.59 | 0.59 | 0.60[2] | 0.59 |
|   Gross operating expenses | 0.85 | 0.87 | 0.87 | 0.89 | 0.92 |
|   Net investment income | 0.47 | 0.95 | 2.30 | 3.56 | 2.75 |
| Net assets, end of period ($ x 1,000,000) | 1,804 | 1,785 | 1,518 | 1,435 | 1,215 |

[1] Per share amount was less than $0.01.
[2] The ratio of net operating expenses would have been 0.59% if certain non-routine expenses (proxy fees) had not been included.

*See financial notes.*

## Portfolio Holdings as of December 31, 2003

This section shows all the securities in the fund's portfolio and their market value, as of the report date.

We use the symbols below to designate certain characteristics:

✚ Credit-enhanced security

◗ Liquidity-enhanced security

■ Variable-rate security

For fixed-rate obligations, the rate shown is the effective yield at the time of purchase. For variable-rate obligations, the rate shown is the rate as of the report date. For variable-rate obligations with scheduled maturities greater than 397 days, the maturity shown is the later of the next interest rate change date or demand date. For variable-rate obligations with scheduled maturities less than 397 days, the maturity shown is the earlier of the next interest rate change date or demand date. For variable-rate obligations without demand features, the maturity shown is the next interest rate change date.

| Holdings by Category | Cost ($x1,000) | Value ($x1,000) |
|---|---|---|
| 99.7% **Municipal Securities** | 1,798,943 | 1,798,943 |
| 99.7% **Total Investments** | **1,798,943** | **1,798,943** |
| 0.3% **Other Assets and Liabilities** | | 5,132 |
| 100.0% **Total Net Assets** | | **1,804,075** |

| Issuer Security Type, Project, Series, Rate, Maturity Date | Face Amount ($ x 1,000) | Value ($ x 1,000) |
|---|---|---|
| **Municipal Securities** 99.7% of Net Assets | | |

### District of Columbia 0.7%

**Metropolitan Washington Airports Auth**
◗ TECP Series A
1.15%, 01/07/04 | 12,000 | **12,000** |

| Issuer Security Type, Project, Series, Rate, Maturity Date | Face Amount ($ x 1,000) | Value ($ x 1,000) |
|---|---|---|

### Florida 91.5%

**Alachua Cnty Health Facilities Auth**
✚■ Continuing Care Retirement Community Variable Rate RB (Oak Hammock Project) Series 2002A
1.32%, 01/02/04 | 3,000 | 3,000 |

✚◗■ Health Facilities RB, Series 1992R (Shands Hospital At the University of Florida Project)
1.28%, 01/07/04 | 27,050 | 27,050 |

**Brevard Cnty Educational Facilities Auth**
✚■ RB (Florida Institute of Technology Project) Series B
1.25%, 01/07/04 | 10,000 | 10,000 |

**Brevard Cnty HFA**
✚■ M/F Housing Refunding RB Series 1995 (Shore View Apartments Project)
1.10%, 01/07/04 | 1,900 | 1,900 |

**Brevard Cnty SD**
TANS, Series 2003
1.01%, 06/30/04 | 10,000 | 10,049 |
1.04%, 06/30/04 | 28,000 | 28,132 |

**Broward Cnty**
✚ Passenger Facility Charge/ Airport System Convertible Lien RB 1998H-1
1.20%, 10/01/04 | 3,280 | 3,360 |

✚◗■ Subordinate Port Facilities Refunding RB (Port Everglades) Series 1998
1.32%, 01/07/04 | 9,240 | 9,240 |

**Broward Cnty Educational Facilities Auth**
✚■ Educational Facilities RB Series 2000A (Nova Southeastern University Project)
1.20%, 01/07/04 | 5,400 | 5,400 |

**Broward Cnty HFA**
✚■ M/F Housing RB (Southern Pointe Project) Series 1997
1.20%, 01/07/04 | 7,750 | 7,750 |

## Portfolio Holdings continued

| Issuer<br>Security Type, Project, Series,<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| **+■** M/F Housing RB (Landings of Inverrary Apartments Project) 1985 Series<br>1.15%, 01/07/04 | 7,500 | 7,500 |
| **+■** M/F Housing Refunding RB (Fisherman's Landing Project) 1999 Series<br>1.10%, 01/07/04 | 1,070 | 1,070 |
| **+■** M/F Housing Refunding RB (Island Club Apartments Project) Series 2001A<br>1.15%, 01/07/04 | 3,000 | 3,000 |
| **+■** M/F Housing Refunding RB (Reflections Apartments Project) Series 1999<br>1.10%, 01/07/04 | 13,000 | 13,000 |
| **+■** M/F Housing Refunding RB (Water's Edge Project) Series 1997<br>1.20%, 01/07/04 | 400 | 400 |
| **+■** M/F Housing Variable Rate Demand RB (Sanctuary Apartments Project), 1985 Series<br>1.15%, 01/07/04 | 9,000 | 9,000 |
| **+▶■** S/F Mortgage Revenue Bonds, Series 1999B<br>1.33%, 01/07/04 | 2,425 | 2,425 |
| **Broward Cnty SD**<br>GO Refunding Bonds, Series 2002<br>1.10%, 02/15/04 | 9,625 | 9,671 |
| **Charlotte Cnty**<br>**+▶■** Refunding RB, Series 2003A<br>1.12%, 01/07/04 | 12,405 | 12,405 |
| **+▶■** Refunding RB, Series 2003B<br>1.25%, 01/07/04 | 6,000 | 6,000 |
| **Charlotte Cnty HFA**<br>**+■** M/F Housing RB Series 2000 (Murdock Circle Apartments Project)<br>1.20%, 01/07/04 | 10,370 | 10,370 |
| **Charlotte Cnty SD**<br>TANS Series 2003<br>1.04%, 06/30/04 | 12,000 | 12,057 |

| Issuer<br>Security Type, Project, Series,<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| **Clay Cnty Utility Auth**<br>**+■** Utilities System RB, Series 2003A<br>1.25%, 01/07/04 | 3,240 | 3,240 |
| **Collier Cnty**<br>**+** Capital Improvement and Refunding RB, Series 2003<br>1.05%, 10/01/04 | 1,325 | 1,334 |
| **Collier Cnty Health Facilities Auth**<br>**+■** RB, Series 2003c (Cleveland Clinic Health System Obligated Group) Subseries C-1<br>1.30%, 01/02/04 | 2,000 | 2,000 |
| **Collier Cnty HFA**<br>**+■** M/F Housing RB, Series 2001A (Brittany Bay Apartments Project)<br>1.13%, 01/07/04 | 3,350 | 3,350 |
| **Collier Cnty IDA**<br>**+■** Educational Facilities RB (Community School of Naples, Inc. Project) Series 2002<br>1.25%, 01/07/04 | 7,950 | 7,950 |
| **Dade Cnty**<br>**+** Aviation Refunding RB, Series 1997<br>1.11%, 10/01/04 | 5,000 | 5,172 |
| **+▶■** Water and Sewer System RB Series 1994<br>1.07%, 01/07/04 | 88,700 | 88,700 |
| **Dade Cnty IDA**<br>**+■** IDRB (Michael-Ann Russell Jewish Community Center Project) Series 1997<br>1.20%, 01/07/04 | 4,885 | 4,885 |
| **+■** IDRB (South Florida Stadium Corp) Series 1985C<br>1.12%, 01/07/04 | 1,050 | 1,050 |
| **Davie**<br>**+■** RB (United Jewish Community of Broward County Project) Series 2003<br>1.25%, 01/07/04 | 6,000 | 6,000 |

| Issuer<br>Security Type, Project, Series,<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| **Escambia HFA** | | |
| ◗■ S/F RB Series 1995B TOB Series PT-121 | | |
| 1.33%, 01/07/04 | 3,000 | 3,000 |
| ✚◗■ S/F RB Series 1997A TOB Series 1997E | | |
| 1.26%, 01/07/04 | 3,585 | 3,585 |
| ✚◗■ S/F RB Series 2001A TOB Series 2001c | | |
| 1.23%, 01/07/04 | 2,170 | 2,170 |
| ✚◗■ S/F RB Series 2001A TOB Series PT-519 | | |
| 1.33%, 01/07/04 | 2,970 | 2,970 |
| ✚◗■ S/F RB Series 2002A-1 TOB Series 2002B | | |
| 1.15%, 04/08/04 | 2,675 | 2,675 |
| **Eustis** | | |
| ✚■ RB, Installment 1997A | | |
| 1.20%, 01/07/04 | 3,560 | 3,560 |
| **Florida** | | |
| Department of Transportation Turnpike RB Series 2000B | | |
| 0.95%, 07/01/04 | 9,490 | 9,704 |
| ✚ Department of Transportation Turnpike Refunding RB, Series 2003B | | |
| 0.92%, 07/01/04 | 2,255 | 2,281 |
| ✚ Dept of Environmental Protection Florida Forever RB, Series 2003a | | |
| 0.92%, 07/01/04 | 3,885 | 3,925 |
| ✚◗■ Dept of Environmental Protection Preservation 2000 RB Series 1997B TOB Series 2000-317 | | |
| 1.29%, 01/07/04 | 23,065 | 23,065 |
| ✚ Improvement Refunding RB Series 2003A | | |
| 0.84%, 07/01/04 | 5,230 | 5,312 |
| **Florida Capital Projects Auth** | | |
| ✚ RB (Capital Projects Loan Program - AAAE Airport Projects) 2001 Series I (Springfield, Missouri Loan) | | |
| 1.09%, 06/01/04 | 3,480 | 3,525 |

| Issuer<br>Security Type, Project, Series,<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| **Florida Dev Finance Corp.** | | |
| ✚■ IDRB 1999 Series A1 (Vutec Corp Project) | | |
| 1.35%, 01/07/04 | 1,680 | 1,680 |
| ✚■ IDRB 1999 Series A2 (Schmitt Family Partnership Project) | | |
| 1.35%, 01/07/04 | 2,000 | 2,000 |
| ✚■ IDRB 1999 Series A3 (Sunshine State Christian Homes, Inc. Project) | | |
| 1.25%, 01/07/04 | 1,260 | 1,260 |
| ✚■ IDRB 1999 Series A4 (Central Farms, Ltd. Project) | | |
| 1.35%, 01/07/04 | 950 | 950 |
| ✚■ IDRB Enterprise Bond Program (Pioneer-Ram, Inc.) Series 1998 A3 | | |
| 1.35%, 01/07/04 | 1,070 | 1,070 |
| **Florida HFA** | | |
| ✚◗■ Homeowner Mortgage RB 2000 Series 4 TOB Series 2000 J | | |
| 1.23%, 01/07/04 | 4,095 | 4,095 |
| ✚■ Housing RB (Ashley Lake Park II Project) Series 1989J | | |
| 1.13%, 01/07/04 | 10,800 | 10,800 |
| ✚■ Housing RB 1996 Series F (Caribbean Key Apartments Project) | | |
| 1.17%, 01/07/04 | 3,400 | 3,400 |
| ✚■ Housing RB Series 1996P (Tiffany Club Apartments Project) | | |
| 1.17%, 01/07/04 | 7,250 | 7,250 |
| ✚■ Housing RB Series 1996U (Heron Park) | | |
| 1.13%, 01/07/04 | 3,735 | 3,735 |
| ✚■ Housing Refunding RB 1998 Series M (Ashley Lake Apartments) TOB Series PT-471 | | |
| 1.05%, 04/01/04 | 14,760 | 14,760 |
| ✚■ Housing Refunding RB 2001 Series D (Vinings At Hampton Village) | | |
| 1.20%, 01/07/04 | 10,800 | 10,800 |

## Portfolio Holdings continued

| Issuer Security Type, Project, Series, Rate, Maturity Date | Face Amount ($ x 1,000) | Value ($ x 1,000) |
|---|---|---|
| +■ M/F Guaranteed Mortgage RB (Forest Place Apartments Project) 1983 Series J 1.06%, 01/07/04 | 3,270 | 3,270 |
| +■ M/F Guaranteed Mortgage RB 1983 Series K (Oaks At Regency Project) 1.15%, 01/07/04 | 6,925 | 6,925 |
| +■ M/F Housing RB 1985 Series MM (Buena Vista Place Project) 1.06%, 01/07/04 | 10,000 | 10,000 |
| +■ M/F Housing RB 1985 Series XX (Cameron Cove Apartments) 1.28%, 01/07/04 | 7,100 | 7,100 |
| +■ M/F Housing Refunding RB (Reflections Apartments) Series 2001 K-A 1.17%, 01/07/04 | 12,500 | 12,500 |
| +■ M/F Housing Refunding RB 1998 Series J (South Pointe Project) 1.15%, 01/07/04 | 5,500 | 5,500 |
| +■ M/F Mortgage RB 2003 Series 0 (Wellesley Apartments) 1.13%, 01/07/04 | 7,940 | 7,940 |
| +■ M/F Mortgage RB 2003 Series N (Pinnacle Pointe Apartments) 1.13%, 01/07/04 | 7,915 | 7,915 |
| +■ M/F Mortgage RB 2003 Series P (Wexford Apartments) 1.13%, 01/07/04 | 8,035 | 8,035 |
| +■ M/F Mortgage Refunding RB 2002 Series J-1 (Victoria Park Apartments) 1.25%, 01/07/04 | 10,370 | 10,370 |
| +■ RB 1999 Series I-1 Heritage Pointe Apartments 1.13%, 01/07/04 | 9,500 | 9,500 |
| +■ RB 1999 Series P Timberline Apartments 1.15%, 01/07/04 | 6,135 | 6,135 |

| Issuer Security Type, Project, Series, Rate, Maturity Date | Face Amount ($ x 1,000) | Value ($ x 1,000) |
|---|---|---|
| **Florida Higher Educational Facilities Financing Auth** | | |
| +■ RB Series 2003 (St. Thomas University Project) 1.31%, 01/02/04 | 5,000 | 5,000 |
| **Florida Local Government Finance Comm** | | |
| + Pooled TECP Series 1994A 1.10%, 04/08/04 | 2,000 | 2,000 |
| + Pooled TECP, 1998 Series B 0.95%, 01/16/04 | 2,989 | 2,989 |
| **Florida Municipal Power Agency** | | |
| +▶■ Stanton Project Refunding RB, Series 1997 1.12%, 01/07/04 | 6,150 | 6,150 |
| **Florida Ports Financing Comm** | | |
| + RB (State Transportation Trust Fund), Series 1996 1.05%, 06/01/04 | 1,630 | 1,663 |
| **Florida State Board of Education** | | |
| +▶■ Public Education Capital Outlay Bonds 1998 Series A 1.18%, 01/07/04 | 11,000 | 11,000 |
| ▶■ Public Education Capital Outlay Bonds 1998 Series E TOB Series 20000901 1.30%, 01/07/04 | 12,280 | 12,280 |
| ▶■ Public Education Capital Outlay Bonds 2001 Series I, TOB Series 235 1.30%, 01/07/04 | 4,715 | 4,715 |
| +▶■ Public Education Capital Outlay Bonds, 1999 Series C TOB Series 137 1.29%, 01/07/04 | 17,890 | 17,890 |
| ▶■ Public Education Capital Outlay Refunding Bonds, 2001 Series TOB Series 20010903 1.30%, 01/07/04 | 14,100 | 14,100 |
| **Fort Pierce Utilities Auth** | | |
| +▶■ Utilities Refunding RB Series 2003 TOB Series 241 1.18%, 01/07/04 | 6,325 | 6,325 |

| Issuer<br>Security Type, Project, Series,<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| **Gainesville** | | |
| +■ IDRB (Exactech, Inc.) Series 1997<br>1.30%, 01/07/04 | 2,700 | 2,700 |
| +■ IDRB (Lifesouth Community Blood Centers, Inc. Project), Series 1999<br>1.20%, 01/07/04 | 5,665 | 5,665 |
| **Greater Orlando Aviation Auth** | | |
| + Airport Facilites Subordinated TECP Series B<br>0.90%, 01/15/04<br>1.10%, 03/10/04 | 16,337<br>12,650 | 16,337<br>12,650 |
| +▶■ Airport Facilities RB Series 2002E<br>1.10%, 01/07/04 | 46,130 | 46,130 |
| +■ Airport Facility RB (Flightsafety International Inc. Project) Series 2003A<br>1.35%, 01/07/04 | 8,900 | 8,900 |
| **Gulf Breeze** | | |
| +▶■ Local Government Loan Program RB Series 1985B<br>1.10%, 01/07/04 | 34,500 | 34,500 |
| +▶■ Local Government Loan Program RB Series 1985C<br>1.10%, 01/07/04 | 2,070 | 2,070 |
| **Halifax Hospital Medical Center** | | |
| +■ RB (Florida Health Care Plan, Inc. Project) Series 1998<br>1.10%, 01/07/04 | 5,200 | 5,200 |
| **Hillsborough Cnty** | | |
| + Capital Improvement Program TECP, Series A<br>1.15%, 09/09/04 | 41,120 | 41,120 |
| + Capital Improvement Program TECP, Series B<br>1.00%, 01/15/04 | 4,200 | 4,200 |
| **Hillsborough Cnty Aviation Auth** | | |
| + Airport Facilities Subordinated TECP, Series B<br>1.13%, 01/27/04 | 2,700 | 2,700 |
| + Airport Facilities Subordinated TECP, Series D<br>1.00%, 01/15/04 | 2,000 | 2,000 |

| Issuer<br>Security Type, Project, Series,<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| +▶■ Tampa International Airport RB 2003 Series A TOB Series PT-745<br>1.34%, 01/07/04 | 5,495 | 5,495 |
| **Hillsborough Cnty Educational Facilities Auth** | | |
| +■ RB (Univ of Tampa Project) Series 2000<br>1.30%, 01/07/04 | 5,600 | 5,600 |
| +■ **Hillsborough Cnty IDA** | | |
| Educational Facilities RB (Berkeley Preparatory School, Inc. Project), Series 1999<br>1.20%, 01/07/04 | 4,670 | 4,670 |
| +■ RB (Independent Day School Project) Series 2000<br>1.30%, 01/07/04 | 1,900 | 1,900 |
| +■ RB Tampa Metropolitan Area Ymca Project), Series 2000<br>1.30%, 01/07/04 | 8,300 | 8,300 |
| **Hillsborough Cnty Port Auth** | | |
| + Tampa Port Auth. Special Refunding RB, Series 1995<br>0.99%, 06/01/04 | 2,000 | 2,045 |
| **Jacksonville** | | |
| +■ Refunding IDRB (Pavillion Associates, Ltd.) Series 1996<br>1.10%, 01/07/04 | 4,540 | 4,540 |
| **Jacksonville Economic Dev Comm** | | |
| +■ Educational Facilities RB Series 2002 (Episcopal High School Project)<br>1.25%, 01/07/04 | 5,800 | 5,800 |
| +■ RB (Bolles School Project), Series 1999A<br>1.15%, 01/07/04 | 3,230 | 3,230 |
| +■ Refunding RB (YMCA of Florida's First Coast Project) Series 2003<br>1.25%, 01/07/04 | 5,000 | 5,000 |
| **Jacksonville Electric Auth** | | |
| ▶■ Electric System RB Series Three 2000A TOB Series 2000FF<br>1.21%, 01/07/04 | 9,945 | 9,945 |

## Portfolio Holdings continued

| Issuer Security Type, Project, Series, Rate, Maturity Date | Face Amount ($ x 1,000) | Value ($ x 1,000) |
|---|---|---|
| + Water and Sewer System RB 1997 Series B 1.09%, 10/01/04 | 2,025 | 2,091 |
| ◗■ Water and Sewer System RB, 2000 Series B 1.10%, 01/07/04 | 4,450 | 4,450 |
| +◗■ Water and Sewer System Subordinated RB, 2003 Series B 1.17%, 01/07/04 | 18,600 | 18,600 |
| **Jacksonville Health Facilities Auth** | | |
| +■ Health Facilities RB (River Garden 1.20%, 01/07/04 | 3,415 | 3,415 |
| +■ Hospital RB Series 2003C 1.18%, 01/02/04 | 300 | 300 |
| +■ Hospital Refunding RB (Genesis Rehabilitation Hospital Project) Series 1996 1.30%, 01/02/04 | 700 | 700 |
| **Jacksonville Port Auth** | | |
| +◗■ 1996 Port Facility RB TOB 960902 1.18%, 01/07/04 | 10,100 | 10,100 |
| **Lake Shore Hospital Auth** | | |
| +■ Health Facility RB (Lake Shore Hospital) Series 1991 1.20%, 01/07/04 | 3,200 | 3,200 |
| **Lakeland** | | |
| +■ Educational Facilities RB (Florida Southern College Project), Series 1999 1.20%, 01/07/04 | 30,000 | 30,000 |
| **Lee Cnty** | | |
| +◗■ Airport RB, Series 2000A TOB Series 2001-811 1.34%, 01/07/04 | 4,958 | 4,958 |
| +■ Educational Facilities RB (Canterbury School Project) Series 1999 1.20%, 01/07/04 | 6,000 | 6,000 |

| Issuer Security Type, Project, Series, Rate, Maturity Date | Face Amount ($ x 1,000) | Value ($ x 1,000) |
|---|---|---|
| **Lee Cnty HFA** | | |
| +■ M/F Housing RB Series 1999A (Crossings At Cape Coral Apartments Project) 1.20%, 01/07/04 | 6,160 | 6,160 |
| +■ M/F Housing RB Series 2002A (University Club Apartments) 1.32%, 01/07/04 | 6,700 | 6,700 |
| **Lee Cnty IDA** | | |
| +■ Healthcare Facilities RB (Cypress Cove At Healthpark Project) Series 2002B 1.05%, 01/07/04 | 2,850 | 2,850 |
| **Leon Cnty SD** | | |
| + Sales Tax RB Series 2003 1.50%, 07/01/04 | 5,590 | 5,602 |
| **Manatee Cnty** | | |
| + Public Utilities Refunding and Improvement RB, Series 2003 1.09%, 10/01/04 | 1,430 | 1,440 |
| **Manatee Cnty HFA** | | |
| +■ M/F Housing RB Series 2000 (Centre Court Apartments Project) 1.15%, 01/07/04 | 3,760 | 3,760 |
| +■ M/F Housing RB Series 2000B (Sabal Palm Harbor Apartments Project) 1.20%, 01/07/04 | 3,880 | 3,880 |
| +■ M/F Housing RB Series 2002A (La Mirada Gardens Project) 1.32%, 01/07/04 | 4,000 | 4,000 |
| +■ M/F Mortgage Refunding RB (Hampton Court) Series 1989A 1.15%, 01/07/04 | 3,635 | 3,635 |
| +■ M/FHousing RB Series 2000A (Sabal Palm Harbor Apartments Project) 1.20%, 01/07/04 | 7,270 | 7,270 |
| **Marion Cnty IDA** | | |
| +■ M/F Housing Refunding RB (Chambrel At Pinecastle Project) Series 2002 1.27%, 01/07/04 | 7,741 | 7,741 |

| Issuer<br>Security Type, Project, Series,<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| **Martin Cnty** | | |
| ✦ GO Refunding Bonds Series 2003 | | |
| 0.93%, 02/01/04 | 1,970 | 1,972 |
| **Miami** | | |
| ✦ GO Refunding Bonds, Series 2003 | | |
| 0.83%, 07/01/04 | 1,760 | 1,770 |
| **Miami Health Facilities Auth.** | | |
| ✦■ Health Facilities RB (Miami Jewish Home and Hospital For the Aged) Series 1996 | | |
| 1.20%, 01/07/04 | 7,700 | 7,700 |
| **Miami-Dade Cnty** | | |
| ✦ Aviation TECP Series A Miami International Airport | | |
| 1.10%, 01/07/04 | 3,025 | 3,025 |
| 1.06%, 01/08/04 | 9,033 | 9,033 |
| 1.01%, 02/09/04 | 7,507 | 7,507 |
| ✦ Aviation TECP Series B Miami International Airport | | |
| 1.09%, 01/08/04 | 7,604 | 7,604 |
| **Miami-Dade Cnty IDA** | | |
| ✦■ IDRB (Airbus Service Co) Series 1998A | | |
| 1.30%, 01/07/04 | 8,880 | 8,880 |
| ✦▸■ IDRB (Airis Miami LLC Project) Series 1999A | | |
| 1.27%, 01/07/04 | 15,400 | 15,400 |
| ✦■ IDRB (Arctic Partners Project) Series 1999 | | |
| 1.35%, 01/07/04 | 2,440 | 2,440 |
| ✦■ IDRB (Badia Spices, Inc. Project) | | |
| 1.30%, 01/07/04 | 3,575 | 3,575 |
| ✦■ IDRB (Fine Art Lamps Project), Series 1998 | | |
| 1.30%, 01/07/04 | 1,700 | 1,700 |
| ✦■ RB (Belen Jesuit Preparatory School Project), Series 1999 | | |
| 1.20%, 01/07/04 | 6,960 | 6,960 |
| ✦■ RB (Gulliver Schools Project), Series 2000 | | |
| 1.30%, 01/07/04 | 3,900 | 3,900 |
| **Miami-Dade Cnty SD** | | |
| TAN Series 2003 | | |
| 1.04%, 06/28/04 | 45,000 | 45,210 |

| Issuer<br>Security Type, Project, Series,<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| **Nassau Cnty** | | |
| ✦■ Pollution Control Private Activity RB Series 1999 (Rayonier Project) | | |
| 1.12%, 01/07/04 | 7,515 | 7,515 |
| **Ocean Highway & Port Auth** | | |
| ✦■ RB Series 1990 | | |
| 1.25%, 01/07/04 | 10,200 | 10,200 |
| **Okeechobee Cnty** | | |
| ✦■ Exempt Facility RB (Okeechobee Landfill Project) Series 1999 | | |
| 1.25%, 01/07/04 | 15,000 | 15,000 |
| **Orange Cnty** | | |
| ✦ Sales Tax RB, Series 2002A | | |
| 1.14%, 01/01/05 | 4,100 | 4,175 |
| ✦ Solid Waste Facility Refunding RB Series 2003 | | |
| 1.10%, 10/01/04 | 2,745 | 2,763 |
| **Orange Cnty Health Finance Auth** | | |
| ✦■ RB Series 1992 (Adventist Health System/Sunbelt, Inc.) | | |
| 1.30%, 01/07/04 | 3,200 | 3,200 |
| ✦ Refunding Program RB (Pooled Hospital Loan Program) Series 1985 | | |
| 1.08%, 01/05/04 | 19,900 | 19,900 |
| 1.13%, 01/29/04 | 23,900 | 23,900 |
| 1.12%, 01/30/04 | 20,000 | 20,000 |
| **Orange Cnty HFA** | | |
| ✦■ M/F Guaranteed Mortgage Refunding RB 1989 Series A (Sundown Associates II Project) | | |
| 0.99%, 01/07/04 | 4,100 | 4,100 |
| ✦■ M/F Housing RB (Glenn On Millenia Boulevard) 2001 Series C | | |
| 1.13%, 01/07/04 | 3,355 | 3,355 |
| ✦■ M/F Housing RB 2000 Series E (Windsor Pines Project) | | |
| 1.20%, 01/07/04 | 3,200 | 3,200 |
| ✦■ M/F Housing Refunding RB (Heather Glen Apts) Series 2001E | | |
| 1.08%, 01/07/04 | 8,300 | 8,300 |

## Portfolio Holdings continued

| Issuer Security Type, Project, Series, Rate, Maturity Date | Face Amount ($ x 1,000) | Value ($ x 1,000) |
|---|---|---|
| +■ M/F Housing Refunding RB (Smokewood/Sun Key Apartments Project) 1992 Series A 1.15%, 01/07/04 | 19,950 | 19,950 |
| **Orange Cnty IDA** | | |
| +■ IDRB (Central Florida Kidney Centers Project) Series 2000 1.20%, 01/07/04 | 5,000 | 5,000 |
| +■ IDRB (Central Florida YMCA Project) Series 2002A 1.30%, 01/07/04 | 4,700 | 4,700 |
| +■ IDRB (Goodwill Industries of Central Florida Project) Series 1999 1.20%, 01/07/04 | 6,000 | 6,000 |
| +■ RB (Center For Drug Free Living Project) Series 1999 1.15%, 01/07/04 | 9,360 | 9,360 |
| **Orange Cnty SD** | | |
| +▶■ COP Series 2000B 1.30%, 01/02/04 | 4,300 | 4,300 |
| TAN Series 2003 1.07%, 09/16/04 | 30,000 | 30,196 |
| **Orlando & Orange Cnty Expressway Auth** | | |
| +▶■ Expressway Refunding RB Series 2003 C-4 1.20%, 01/07/04 | 5,500 | 5,500 |
| **Orlando Utilities Commission** | | |
| ▶■ Water & Electric RB Series 2002B 1.10%, 01/07/04 | 11,500 | 11,500 |
| ▶ Water & Electric Revenue BAN, 1999 Series A 1.05%, 01/05/04 | 13,900 | 13,900 |
| **Palm Beach Cnty** | | |
| +■ Airport RB (Galaxy Aviation Project) Series 2000A 1.30%, 01/07/04 | 6,000 | 6,000 |
| +■ IDBR (South Florida Blood Banks Project) Series 2002 1.15%, 01/07/04 | 8,940 | 8,940 |
| +■ IDRB (Palm Beach Day School Project) Series 1999 1.20%, 01/07/04 | 7,000 | 7,000 |

| Issuer Security Type, Project, Series, Rate, Maturity Date | Face Amount ($ x 1,000) | Value ($ x 1,000) |
|---|---|---|
| +■ RB (Benjamin Private School Project) Series 2003 1.25%, 01/07/04 | 4,500 | 4,500 |
| +■ RB (Comprehensive Alcoholism Rehabilitation Programs Project) Series 2000 1.15%, 01/07/04 | 5,300 | 5,300 |
| +■ RB (Norton Gallery & School of Art) Series 1995 1.15%, 01/07/04 | 2,500 | 2,500 |
| +■ RB (Raymond F. Kravis Center for the Performing Arts) Series 2002 1.20%, 01/07/04 | 100 | 100 |
| +■ RB (Zoological Society of the Palm Beaches Project) Series 2001 1.30%, 01/07/04 | 5,500 | 5,500 |
| +■ Student Housing Refunding RB Series 2002 (Palm Beach Comm. College Foundation Project) 1.30%, 01/07/04 | 2,900 | 2,900 |
| **Palm Beach Cnty Educational Facilities Auth** | | |
| +■ Educational Facilities RB (Lynn University Project) Series 2001 1.25%, 01/07/04 | 3,490 | 3,490 |
| **Palm Beach Cnty Health Facilites Auth** | | |
| + Refunding Program RB Series 1985 (Pooled Hospital Loan Program) 1.10%, 02/05/04 | 4,800 | 4,800 |
| **Palm Beach Cnty HFA** | | |
| +■ M/F Housing RB Series 1999A (Azalea Place Apartments Project) 1.20%, 01/07/04 | 3,000 | 3,000 |
| +■ M/F Housing Refunding RB (Spinnaker Landing Apartments) Series 1998 1.20%, 01/07/04 | 2,845 | 2,845 |
| **Palm Beach Cnty SD** | | |
| +▶■ COP Series 2002B 1.17%, 01/07/04 | 22,550 | 22,550 |

| Issuer<br>Security Type, Project, Series,<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| **Pasco Cnty** | | |
| ✚ Solid Waste Disposal and Resource Recovery System RB Series 1998 | | |
| 0.97%, 04/01/04 | 3,380 | 3,420 |
| **Pasco Cnty SD** | | |
| ✚▶■ COP Series 1996 | | |
| 1.25%, 01/07/04 | 44,000 | 44,000 |
| **Pinellas Cnty HFA** | | |
| ✚▶■ S/F Housing RB 1999 Series B-1 TOB Series Pt-352 | | |
| 1.33%, 01/07/04 | 3,220 | 3,220 |
| **Pinellas Cnty IDA** | | |
| ✚■ IDRB (H & S Swansons Tool Company Project) Series 2001 | | |
| 1.30%, 01/07/04 | 3,785 | 3,785 |
| ✚■ IDRB (Restorative Care of America Project) Series 2001 | | |
| 1.35%, 01/07/04 | 1,745 | 1,745 |
| **Pinellas Cnty SD** | | |
| TAN Series 2003 | | |
| 1.04%, 06/30/04 | 21,000 | 21,100 |
| 1.06%, 06/30/04 | 47,000 | 47,216 |
| **Polk Cnty IDA** | | |
| ✚■ IDRB (Juice Bowl Products Project) Series 2000 | | |
| 1.30%, 01/07/04 | 2,170 | 2,170 |
| ✚■ IDRB (Pavermodule) Series 1998 | | |
| 1.30%, 01/07/04 | 3,310 | 3,310 |
| **Sarasota Cnty** | | |
| ✚■ RB (Sarasota Family YMCA Project), Series 1999 | | |
| 1.15%, 01/07/04 | 2,810 | 2,810 |
| **Seminole Cnty IDA** | | |
| ✚■ IDRB (Amrhein Family Limited Partnership Project) Series 2001 | | |
| 1.25%, 01/07/04 | 4,420 | 4,420 |
| **Southeast Volusia Hospital District** | | |
| ✚■ RB (Bert Fish Medical Center) Series 1995 | | |
| 1.35%, 01/07/04 | 11,405 | 11,405 |

| Issuer<br>Security Type, Project, Series,<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| **St Petersburg** | | |
| ✚■ Capital Improvement RB (Airport & Golf Course Project) Series 1997B | | |
| 1.20%, 01/07/04 | 2,245 | 2,245 |
| ✚■ Capital Improvement RB (Airport Project) Series 1997C | | |
| 1.30%, 01/07/04 | 355 | 355 |
| **Sumter Cnty IDA** | | |
| ✚■ IDRB (Robbins Mfg Co Project), Series 1997 | | |
| 1.30%, 01/07/04 | 1,500 | 1,500 |
| **Sunshine State Govt Finance Comm** | | |
| ✚▶ TECP Series 1998A | | |
| 1.13%, 01/07/04 | 9,500 | 9,500 |
| **Tallahassee-Leon Cnty Civic Center Auth** | | |
| ✚■ Capital Improvement RB Series 1998A | | |
| 1.20%, 01/07/04 | 1,290 | 1,290 |
| **Tampa** | | |
| ✚■ Educational Facilities RB (Pepin Academy of Tampa Project) Series 2002 | | |
| 1.28%, 01/07/04 | 3,990 | 3,990 |
| ✚■ Health Care Facilities RB (Lifelink Foundation) Series 1997 | | |
| 1.20%, 01/07/04 | 4,900 | 4,900 |
| ✚▶■ Occupational License Tax Refunding Bonds Series 2002C | | |
| 1.10%, 01/07/04 | 500 | 500 |
| **Tampa Bay Water Auth** | | |
| ✚▶■ Utility System Refunding & Improvement RB Series 2001A, TOB Series 2001N | | |
| 1.19%, 01/07/04 | 5,200 | 5,200 |
| ✚■ Utility System RB Series 2002 | | |
| 1.35%, 01/07/04 | 600 | 600 |

## Portfolio Holdings continued

| Issuer Security Type, Project, Series, Rate, Maturity Date | Face Amount ($ x 1,000) | Value ($ x 1,000) |
|---|---|---|
| **Volusia Cnty Educational Facilities Auth** | | |
| ✦■ Educational Facilities RB (Bethune-Cookman College Project) Series 2001 1.15%, 01/07/04 | 10,650 | 10,650 |
| **Volusia Cnty Health Facilities Auth** | | |
| ✦■ Hospital RB (Southwest Volusia Healthcare Corp) Series 1994A 1.15%, 01/07/04 | 8,590 | 8,590 |
| **West Orange Healthcare District** | | |
| ✦■ RB Series 1999B 1.22%, 01/07/04 | 10,900 | 10,900 |
| | | 1,651,819 |
| | | |
| **Indiana  0.3%** | | |
| **Indiana HFA** | | |
| ◑■ S/F Mortgage RB Series 2002B TOB Series 2002 A45 1.26%, 01/07/04 | 5,065 | **5,065** |
| **Kentucky  0.7%** | | |
| **Kentucky Housing Corp.** | | |
| ◑■ Housing RB Series 1998B TOB Series 1998O 1.05%, 07/29/04 | 11,995 | **11,995** |
| **Massachusetts  2.6%** | | |
| **Clinton** Unlimited Tax BAN 2003 1.20%, 02/06/04 | 5,000 | 5,004 |
| **Lawrence** School BAN Series 2003 1.17%, 12/23/04 | 15,000 | 15,120 |
| **Milton** BAN 2003 0.97%, 08/06/04 | 15,000 | 15,069 |
| **Nashoba Valley Technical High SD** BAN 2003 1.02%, 08/12/04 | 10,000 | 10,044 |

| Issuer Security Type, Project, Series, Rate, Maturity Date | Face Amount ($ x 1,000) | Value ($ x 1,000) |
|---|---|---|
| **Woburn** BAN 2003 0.95%, 07/16/04 | 1,000 | 1,003 |
| | | 46,240 |
| | | |
| **Michigan  0.0%** | | |
| **Wayne Cnty** | | |
| ✦◑■ Airport Refunding RB (Detroit Metropolitan Wayne Cnty Airport) Series 1996B 1.11%, 01/07/04 | 1,000 | **1,000** |
| **Pennsylvania  0.0%** | | |
| **Delaware Valley Regional Finance Auth** | | |
| ✦◑■ Local Government RB Series 1998A PT1651 1.29%, 01/07/04 | 870 | **870** |
| **Puerto Rico  2.4%** | | |
| **Puerto Rice Public Buildings Auth** | | |
| ✦◑■ Government Facilities RB Series B TOB Series 211 1.26%, 01/07/04 | 13,995 | 13,995 |
| **Puerto Rico Electric Power Auth** | | |
| ✦◑■ Power RB Series HH TOB Series 164 1.26%, 01/07/04 | 9,200 | 9,200 |
| **Puerto Rico Hwy & Transp Auth** | | |
| ✦◑■ Highway RB Series Y TOB Series PA-605 1.22%, 01/07/04 | 7,800 | 7,800 |
| ✦◑■ Subordinated Transportation RB Series 2003 TOB Series 247 1.26%, 01/07/04 | 5,200 | 5,200 |
| **Puerto Rico Public Buildings Auth** | | |
| ✦◑■ Refunding RB Series L TOB Series 56 1.26%, 01/07/04 | 6,545 | 6,545 |
| | | 42,740 |

| Issuer<br>Security Type, Project, Series,<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| **South Carolina  0.2%** | | |
| **Myrtle Beach** | | |
| ✚ Waterworks and Sewer System<br>Refunding RB Series 2003<br>1.16%, 03/01/04 | 4,160 | **4,179** |
| **Texas  0.8%** | | |
| **Grand Prairie Sports Facilities<br>Dev Corp.** | | |
| ✚▶■ Sales Tax Refunding RB, Series<br>2003-B<br>1.23%, 09/15/04 | 10,040 | 10,040 |
| **Texas** | | |
| ▶■ Veterans' Housing Assistance<br>Program Fund II Series 2002<br>A-2 Bonds<br>1.17%, 01/07/04 | 4,000 | 4,000 |
| | | **14,040** |
| **Washington  0.5%** | | |
| **Energy Northwest** | | |
| ✚▶■ Project #1 Refunding Electric<br>RB Series 2002A TOB<br>Series PT-615<br>1.28%, 01/01/04 | 2,700 | 2,700 |
| ✚▶■ Project No. 1 Refunding<br>Electric RB, Series 2002A<br>TOB Series 242<br>1.29%, 01/07/04 | 6,295 | 6,295 |
| | | **8,995** |

**End of investments.** For totals, please see the first page of holdings for this fund.

Statement of
## Assets and Liabilities

As of December 31, 2003. All numbers x 1,000 except NAV.

### Assets

| | |
|---|---:|
| Investments, at value | $1,798,943 |
| Cash | 828 |
| Interest | 4,459 |
| Prepaid expenses | + 44 |
| **Total assets** | **1,804,274** |

### Liabilities

| | |
|---|---:|
| Payables: | |
| Dividends to shareholders | 21 |
| Investment adviser and administrator fees | 25 |
| Transfer agent and shareholder service fees | 27 |
| Federal and state taxes | 58 |
| Accrued expenses | + 68 |
| **Total liabilities** | **199** |

### Net Assets

| | |
|---|---:|
| **Total assets** | 1,804,274 |
| **Total liabilities** | − 199 |
| **Net assets** | **$1,804,075** |

### Net Assets by Source

| | |
|---|---:|
| Capital received from investors | 1,804,075 |

### Net Asset Value (NAV)

| Net Assets | ÷ | Shares Outstanding | = | NAV |
|---|---|---|---|---|
| $1,804,075 | | 1,803,987 | | $1.00 |

Unless stated, all numbers x 1,000.

The amortized cost for the fund's securities was $1,798,943. During the reporting period, the fund had $2,485,595 in transactions with other SchwabFunds®.

**Federal Tax Data**

| | |
|---|---:|
| **Cost basis of portfolio** | $1,798,943 |
| **Capital losses utilized** | $130 |
| **Reclassifications:** | |
| Net realized capital gains | ($169) |
| Reclassified as: | |
| Capital received from investors | $111 |
| Net investment income not yet distributed | $58 |

**Tax designation (unaudited):**
The fund hereby designates $35 as a capital gain dividend for the fiscal year ended December 31, 2003.

Statement of
## Operations

For January 1, 2003 through December 31, 2003. All numbers x 1,000.

Unless stated, all numbers x 1,000.

### Investment Income

| | |
|---|---:|
| Interest | **$12,110** |

### Net Realized Gains and Losses

| | |
|---|---:|
| Net realized gains on investments sold | **299** |

### Expenses

| | | |
|---|---|---:|
| Investment adviser and administrator fees | | 4,130 |
| Transfer agent and shareholder service fees | | 4,924 |
| Trustees' fees | | 34 |
| Custodian and portfolio accounting fees | | 87 |
| Professional fees | | 25 |
| Registration fees | | 32 |
| Shareholder reports | | 33 |
| Federal and state taxes | | 58 |
| Other expenses | + | 16 |
| Total expenses | | 9,339 |
| Expense reduction | − | 2,332 |
| **Net expenses** | | **7,007** |

### Increase in Net Assets from Operations

| | | |
|---|---|---:|
| **Total investment income** | | 12,110 |
| **Net expenses** | − | 7,007 |
| **Net investment income** | | **5,103** |
| **Net realized gains** | + | 299 |
| **Increase in net assets from operations** | | **$5,402** |

Calculated on a graduated basis as a percentage of average daily net assets: 0.38% of the first $1 billion, 0.35% over $1 billion, 0.32% over $10 billion, 0.30% over $20 billion and 0.27% over $40 billion.

Calculated as a percentage of average daily net assets: for transfer agent services, 0.25% of the fund's assets; for shareholder services, 0.20% of the fund's assets. These fees are paid to Charles Schwab & Co.

For the fund's independent trustees only.

This reduction was made by the investment adviser (CSIM). It reflects a guarantee by CSIM and the transfer agent and shareholder service agent (Schwab) to limit the annual operating expenses of this fund through at least April 30, 2004, to 0.66% of average daily net assets. Prior to May 1, 2003, this limit was 0.59%. These limits do not include interest, taxes and certain non-routine expenses.

Statements of
## Changes in Net Assets

For the current and prior report periods. All numbers x 1,000.

### Operations

| | 1/1/03–12/31/03 | 1/1/02–12/31/02 |
|---|---|---|
| Net investment income | $5,103 | $8,632 |
| Net realized gains or losses | + 299 | (31) |
| **Increase in net assets from operations** | **5,402** | **8,601** |

### Distributions Paid

| | | |
|---|---|---|
| Dividends from net investment income | **5,161** | **8,632** |

### Transactions in Fund Shares

| | | |
|---|---|---|
| Shares sold | 4,082,999 | 3,528,005 |
| Shares reinvested | 5,010 | 8,424 |
| Shares redeemed | + (4,069,070) | (3,269,159) |
| **Net transactions in fund shares** | **18,939** | **267,270** |

### Net Assets

| | | |
|---|---|---|
| Beginning of period | 1,784,895 | 1,517,656 |
| Total increase | + 19,180 | 267,239 |
| **End of period** | **$1,804,075** | **$1,784,895** |

Unless stated, all numbers x 1,000.

For the current year, the fund elected not to distribute realized capital gains and accordingly paid federal and state taxes on such gains in the amount of $58.

**Unaudited**

The fund hereby designates 100% of its dividends for the current report period as tax-exempt interest dividends.

Because all transactions in this section took place at $1.00 per share, figures for share quantities are the same as for dollars.

Represents the changes in net assets from operations plus the changes in value of transactions in fund shares, minus distributions paid.

 *See financial notes.*

# Schwab Massachusetts Municipal Money Fund

Financial Statements

## Financial Highlights

| | 5/16/03[1]–<br>12/31/03 |
|---|---|
| **Per-Share Data** ($) | |
| Net asset value at beginning of period | 1.00 |
| Income from investment operations: | |
|     Net investment income | 0.00[2] |
| Less distributions: | |
|     Dividends from net investment income | (0.00)[2] |
| Net asset value at end of period | 1.00 |
| Total return (%) | 0.30[3] |
| **Ratios/Supplemental Data** (%) | |
| Ratios to average net assets: | |
|     Net operating expenses | 0.51[4] |
|     Gross operating expenses | 0.86[4] |
|     Net investment income | 0.48[4] |
| Net assets, end of period ($ x 1,000,000) | 363 |

[1]  Commencement of operations.

[2]  Per share amount was less than $0.01.

[3]  Not annualized.

[4]  Annualized. Also, please refer to Statement of Operations for additional information on expense waivers.

## Portfolio Holdings as of December 31, 2003

This section shows all the securities in the fund's portfolio and their market value, as of the report date.

We use the symbols below to designate certain characteristics:

✚ Credit-enhanced security

◗ Liquidity-enhanced security

■ Variable-rate security

For fixed-rate obligations, the rate shown is the effective yield at the time of purchase. For variable-rate obligations, the rate shown is the rate as of the report date. For variable-rate obligations with scheduled maturities greater than 397 days, the maturity shown is the later of the next interest rate change date or demand date. For variable-rate obligations with scheduled maturities less than 397 days, the maturity shown is the earlier of the next interest rate change date or demand date. For variable-rate obligations without demand features, the maturity shown is the next interest rate change date.

| Holdings by Category | | Cost ($x1,000) | Value ($x1,000) |
|---|---|---|---|
| 99.6% | Municipal Securities | 361,083 | 361,083 |
| 99.6% | Total Investments | 361,083 | 361,083 |
| 0.4% | Other Assets and Liabilities | | 1,447 |
| 100.0% | Total Net Assets | | 362,530 |

| Issuer<br>Security Type, Project, Series, Rate, Maturity Date | Face Amount ($ x 1,000) | Value ($ x 1,000) |
|---|---|---|
| **Municipal Securities** 99.6% of Net Assets | | |
| **Massachusetts 98.3%** | | |
| **Acushnet** | | |
| Unlimited Tax BAN Series 2003 | | |
| 1.75%, 08/13/04 | 5,864 | 5,892 |
| **Ayer** | | |
| BAN Series 2003 | | |
| 0.89%, 06/24/04 | 5,063 | 5,076 |
| **Canton** | | |
| BAN Unlimited Tax | | |
| 0.90%, 01/29/04 | 5,000 | 5,004 |
| **Chicopee** | | |
| 2003 BAN | | |
| 1.18%, 11/19/04 | 3,000 | 3,021 |
| **Dighton-Rehoboth Regional SD** | | |
| 2003 BAN | | |
| 1.00%, 06/04/04 | 5,000 | 5,010 |
| 1.03%, 06/04/04 | 5,000 | 5,015 |
| **Everett** | | |
| BAN 2003 | | |
| 1.07%, 09/10/04 | 5,000 | 5,023 |
| **Lawrence** | | |
| School BAN Series 2003 | | |
| 1.17%, 12/23/04 | 10,000 | 10,080 |
| **Massachusetts** | | |
| GO Bonds Consolidated Loan Series 1999C | | |
| 1.10%, 09/01/04 | 2,000 | 2,052 |
| GO Bonds Consolidated Loan Series 2003B | | |
| 0.98%, 08/01/04 | 3,000 | 3,018 |
| ✚◗■ GO Bonds Consolidated Loan of 1998 Series C TOB Series 2002C | | |
| 1.04%, 01/07/04 | 3,485 | 3,485 |
| ◗■ GO Bonds Consolidated Loan of 2000 Series C TOB Series PA-793 | | |
| 1.24%, 01/07/04 | 3,000 | 3,000 |
| GO Bonds Consolidated Loan of 2002 Series A | | |
| 1.15%, 01/01/05 | 2,500 | 2,571 |
| ◗■ GO Refunding Bonds Series 2001B | | |
| 1.25%, 01/07/04 | 4,750 | 4,750 |
| ◗■ GO Refunding Bonds Series 2001C | | |
| 1.25%, 01/07/04 | 6,600 | 6,600 |
| GO Refunding Bonds Series 2003B | | |
| 1.14%, 12/01/04 | 3,000 | 3,078 |
| ◗ TECP Series G | | |
| 0.98%, 01/14/04 | 5,600 | 5,600 |

| Issuer<br>Security Type, Project, Series,<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| **Massachusetts Bay Transit Auth** | | |
| ✚◗■ General Transportation System Bonds Series 1999A TOB Series PT-1218 | | |
| 1.24%, 01/07/04 | 1,000 | 1,000 |
| **Massachusetts Dev Finance Agency** | | |
| ✚■ Education RB Rivers School Issue, Series 2002 | | |
| 1.25%, 01/07/04 | 5,000 | 5,000 |
| ✚■ M/F Housing RB (Salem Heights Apts) Series 2003A | | |
| 1.32%, 01/07/04 | 6,000 | 6,000 |
| ✚■ M/F Housing RB Midway Studios Project Series 2003A | | |
| 1.35%, 01/07/04 | 5,000 | 5,000 |
| ✚■ RB (Assumption College) Series 2002A | | |
| 1.15%, 01/07/04 | 10,000 | 10,000 |
| ✚◗■ RB (Boston Univ) Series R-3 | | |
| 1.25%, 01/07/04 | 9,100 | 9,100 |
| ✚■ RB (Dean College) Series 1999 | | |
| 1.30%, 01/07/04 | 2,030 | 2,030 |
| ✚■ RB (Judge Rotenberg Center) Series 2003 | | |
| 1.13%, 01/07/04 | 4,000 | 4,000 |
| ✚◗■ RB (Wentworth Institute of Technology) Series 2000 | | |
| 1.27%, 01/07/04 | 2,600 | 2,600 |
| ✚■ RB Gordon College Issue, Series 2002 | | |
| 1.12%, 01/07/04 | 5,000 | 5,000 |
| ✚■ RB You Inc. Issue Series 2002 | | |
| 1.15%, 01/07/04 | 5,000 | 5,000 |
| ✚■ Solid Waste Disposal RB Waste Management Project Series 2003 | | |
| 1.15%, 01/07/04 | 7,500 | 7,500 |
| ✚ TECP Program 3 | | |
| 0.95%, 01/21/04 | 3,000 | 3,000 |
| 0.95%, 02/06/04 | 3,500 | 3,500 |
| **Massachusetts Health & Education Facilities Auth** | | |
| ✚◗■ RB (Baystate Medical Center) Series D TOB Series 2001-834 | | |
| 1.28%, 01/07/04 | 25,000 | 25,000 |
| ■ RB (MIT) Series 2001 J-1 | | |
| 1.15%, 01/07/04 | 2,000 | 2,000 |
| ◗■ RB (MIT) Series K TOB Series 2002D | | |
| 1.13%, 01/07/04 | 14,000 | 14,000 |
| ■ RB (Capital Assets Program) Series 1985D | | |
| 1.26%, 01/02/04 | 20 | 20 |
| ✚■ RB Boston Home Issue Series 2002B | | |
| 1.27%, 01/07/04 | 5,000 | 5,000 |
| ✚■ RB Endicott College Issue Series B | | |
| 1.30%, 01/07/04 | 3,800 | 3,800 |
| ✚◗■ RB Hallmark Health System Issue Series 1998B | | |
| 1.20%, 01/07/04 | 13,450 | 13,450 |
| ✚■ RB Sherrill House Issue, Series A-1 | | |
| 1.22%, 01/07/04 | 10,000 | 10,000 |
| ■ RB Williams College Issue 1993E | | |
| 1.08%, 01/07/04 | 10,205 | 10,205 |
| **Massachusetts HFA** | | |
| ✚◗■ M/F Housing Refunding RB Series 1995A TOB Series PT-162 | | |
| 1.24%, 01/07/04 | 5,000 | 5,000 |
| **Massachusetts Muni Wholesale Electric Co** | | |
| ✚◗■ Power Supply Project RB Series A Nuclear Project No. 4, 5, 6 TOB Series 2001-674 | | |
| 1.23%, 01/07/04 | 8,000 | 8,000 |
| **Massachusetts Port Auth** | | |
| ✚ Refunding RB Series 2003C | | |
| 1.02%, 07/01/04 | 2,200 | 2,211 |
| ✚ TECP Series 2003A | | |
| 1.05%, 01/09/04 | 1,000 | 1,000 |
| **Massachusetts State IFA** | | |
| ◗■ RB (Whitehead Institute For Biomedical Research) Series 1995 | | |
| 1.08%, 01/07/04 | 5,200 | 5,200 |
| ✚■ RB Williston Northampton School Issue Series B | | |
| 1.25%, 01/07/04 | 5,000 | 5,000 |

**Portfolio Holdings** continued

| Issuer Security Type, Project, Series, Rate, Maturity Date | Face Amount ($ x 1,000) | Value ($ x 1,000) |
|---|---|---|
| **Massachusetts Turnpike Auth** | | |
| ✛▶■ Western Turnpike RB Series 1997A TOB Series N 1.13%, 01/07/04 | 10,000 | 10,000 |
| **Massachusetts Water Pollution Abatement Trust** | | |
| ▶■ Pool Program Bonds Series 5 TOB Series PT-1185 1.24%, 01/07/04 | 5,000 | 5,000 |
| ▶■ Water Pollution Abatement RB (MWRA) Subordinate Series 1999A TOB Series 1999N 1.18%, 01/07/04 | 15,000 | 15,000 |
| **Massachusetts Water Resources Auth** | | |
| ✛ TECP Series 1994 1.05%, 01/09/04 | 5,000 | 5,000 |
| 1.03%, 02/06/04 | 10,000 | 10,000 |
| **Medford** BAN 2003 1.10%, 09/10/04 | 3,000 | 3,018 |
| **Milton** BAN 2003 0.97%, 08/06/04 | 10,000 | 10,046 |
| **Nashoba Valley Technical High SD** BAN 2003 1.02%, 08/12/04 | 5,000 | 5,022 |
| **Old Rochester Regional SD** Unlimited Tax BAN 2003 1.18%, 10/15/04 | 8,200 | 8,252 |
| **Peabody** BAN Series 2003 1.05%, 10/01/04 | 3,600 | 3,625 |
| **Woburn** BAN 2003 0.95%, 07/16/04 | 7,000 | 7,021 |
| BAN Series 2003 0.95%, 06/11/04 | 10,000 | 10,035 |
| **Worcester Regional Transit Auth** | | |
| ✛ RAN Series 2003 0.88%, 06/30/04 | 7,560 | 7,583 |
| | | **356,493** |

| Issuer Security Type, Project, Series, Rate, Maturity Date | Face Amount ($ x 1,000) | Value ($ x 1,000) |
|---|---|---|
| **Puerto Rico  1.3%** | | |
| **Government Development Bank of Puerto Rico** TECP Series 1997 0.95%, 02/03/04 | 4,590 | **4,590** |

**End of investments.** For totals, please see the first page of holdings for this fund.

Statement of
## Assets and Liabilities

As of December 31, 2003. All numbers x 1,000 except NAV.

### Assets

| | |
|---|---:|
| Investments, at market value | $361,083 |
| Cash | 155 |
| Interest | 1,356 |
| Prepaid expenses | + 1 |
| **Total assets** | **362,595** |

### Liabilities

| | |
|---|---:|
| Payables: | |
| Dividends to shareholders | 5 |
| Investment adviser and administrator fees | 23 |
| Transfer agent and shareholder service fees | 4 |
| Accrued expenses | + 33 |
| **Total liabilities** | **65** |

### Net Assets

| | |
|---|---:|
| **Total assets** | 362,595 |
| **Total liabilities** | − 65 |
| **Net assets** | **$362,530** |

### Net Assets by Source

| | |
|---|---:|
| Capital received from investors | 362,532 |
| Net realized capital losses | (2) |

### Net Asset Value (NAV)

| Net Assets | ÷ | Shares Outstanding | = | NAV |
|---|---|---|---|---|
| $362,530 | | 362,532 | | $1.00 |

Unless stated, all numbers x 1,000.

The amortized cost for the fund's securities was $361,083. During the reporting period, the fund had $489,639 in transactions with other SchwabFunds®.

**Federal Tax Data**

| | |
|---|---:|
| **Cost basis of portfolio** | $361,083 |
| **Unused capital losses:** | |
| Expires 12/31 of: | Loss amount: |
| 2011 | $2 |

*See financial notes.*  51

Statement of
## Operations

For January 1, 2003 through December 31, 2003. All numbers x 1,000.

### Investment Income

| | | |
|---|---|---|
| Interest | | **$2,188** |

### Net Realized Gains and Losses

| | | |
|---|---|---|
| Net realized losses on investments sold | | **(2)** |

### Expenses

| | | |
|---|---|---|
| Investment adviser and administrator fees | | 846 |
| Transfer agent and shareholder service fees | | 1,002 |
| Trustees' fees | | 17 |
| Custodian and portfolio accounting fees | | 20 |
| Professional fees | | 12 |
| Registration fees | | 3 |
| Shareholder reports | | 18 |
| Other expenses | + | 5 |
| Total expenses | | 1,923 |
| Expense reduction | − | 798 |
| **Net expenses** | | **1,125** |

### Increase in Net Assets from Operations

| | | |
|---|---|---|
| **Total investment income** | | 2,188 |
| **Net expenses** | − | 1,125 |
| **Net investment income** | | **1,063** |
| **Net realized losses** | | (2) |
| **Increase in net assets from operations** | | **$1,061** |

Unless stated, all numbers x 1,000.

Calculated on a graduated basis as a percentage of average daily net assets: 0.38% of the first $1 billion, 0.35% over $1 billion, 0.32% over $10 billion, 0.30% over $20 billion and 0.27% over $40 billion.

Calculated as a percentage of average daily net assets: for transfer agent services, 0.25% of the fund's assets; for shareholder services, 0.20% of the fund's assets. These fees are paid to Charles Schwab & Co.

For the fund's independent trustees only.

This reduction consisted of two components. A reduction of $588, which reduced the fund's annualized operating expense ratio (OER) by 0.26%, was made by the investment adviser (CSIM) to reflect a guarantee by CSIM and the transfer agent and shareholder service agent (Schwab) to limit the annual OER of this fund through at least April 30, 2004, to 0.60% of average daily net assets. This limit doesn't include interest, taxes and certain non-routine expenses. Also, CSIM voluntarily waived an additional $210 of the fund's expenses, which reduced the fund's annualized OER by an additional 0.09%. The combination of these two waivers resulted in a net annualized OER for the period of 0.51%.

 *See financial notes.*

Statements of
## Changes in Net Assets

For the current report period only. Because the fund commenced operations on May 16, 2003, it has no prior report period. All numbers x 1,000.

Unless stated, all numbers x 1,000.

### Operations

| | 5/16/03–12/31/03 |
|---|---|
| Net investment income | $1,063 |
| Net realized losses | (2) |
| **Increase in net assets from operations** | **1,061** |

### Distributions Paid

| | |
|---|---|
| Dividends from net investment income | **1,063** |

### Transactions in Fund Shares

| | |
|---|---|
| Shares sold | 1,001,230 |
| Shares reinvested | 1,047 |
| Shares redeemed | + (639,745) |
| **Net transactions in fund shares** | **362,532** |

### Shares Outstanding and Net Assets

| | |
|---|---|
| Beginning of period | – |
| Total increase | + 362,530 |
| **End of period** | **$362,530** |

**Unaudited**

The fund hereby designates 100% of its dividends for the current report period as tax-exempt interest dividends.

Because all transactions in this section and in "Shares outstanding and net assets" took place at $1.00 a share, figures for share quantities are the same as for dollars.

Represents the changes in net assets from operations plus the changes in value of transactions in fund shares, minus distributions paid.

*See financial notes.* 53

# Financial Notes

## Business Structure of the Funds

**Each of the funds discussed in this report is a series of The Charles Schwab Family of Funds™, a no-load, open-end management investment company.** The company is organized as a Massachusetts business trust and is registered under the Investment Company Act of 1940, as amended. The sidebar shows the funds in this report and their trust.

**The Schwab New York Municipal Money Fund offers two share classes :** Sweep Shares and Value Advantage Shares. Shares of each class represent interests in the same portfolio, but each class has different expenses and investment minimums. The Schwab New Jersey Municipal Money, Pennsylvania Municipal Money, Florida Municipal Money and Massachusetts Funds each offers one share class.

Shares are bought and sold at $1.00 per share. Each share has a par value of 1/1,000 of a cent, and the trust may issue as many shares as necessary.

## Fund Operations

Most of the funds' investments are described in the fund-by-fund sections earlier in this report. However, there are certain other investments and policies that may affect a fund's financials. The most significant of these are described below. Other policies concerning the funds' business operations also are described here.

**The funds declare dividends every day they are open for business.** These dividends, which are equal to a fund's net investment income for that day, are paid out to shareholders once a month. The funds may make distributions from any net realized capital gains once a year.

**The funds may buy securities on a delayed-delivery basis.** In these transactions, a fund agrees to buy a security for a stated price, with settlement generally occurring within two weeks. If the security's value falls before settlement occurs, a fund could end up paying more for the security than its market value at the time of settlement. The funds have set aside sufficient securities as collateral for those securities bought on a delayed-delivery basis.

**The funds pay fees to affiliates of the investment adviser for various services.** Through their trust, the funds have agreements with Charles Schwab Investment Management, Inc. (CSIM) to provide investment advisory and administrative services and with Charles Schwab & Co., Inc. (Schwab) to provide transfer agent and shareholder services.

Although these agreements specify certain fees for these services, CSIM and Schwab have made additional agreements with the funds that may limit the total expenses charged.The rates and limitations for these fees vary from fund to fund, and are described in each fund's Statement of Operations.

### The Trust and Its Funds

This list shows all of the funds included in The Charles Schwab Family of Funds. The funds discussed in this report are highlighted.

**The Charles Schwab Family of Funds**
organized October 20, 1989
  Schwab Money Market Fund
  Schwab Government Money Fund
  Schwab U.S. Treasury Money Fund
  Schwab Value Advantage Money Fund®
  Schwab Municipal Money Fund
  Schwab California Municipal Money Fund
  Schwab New York Municipal Money Fund
  Schwab New Jersey Municipal Money Fund
  Schwab Pennsylvania Municipal Money Fund
  Schwab Florida Municipal Money Fund
  Schwab Massachusetts Municipal Money Fund
  Schwab Institutional Advantage Money Fund®
  Schwab Retirement Money Fund®
  Schwab Government Cash Reserves

**The funds may engage in certain transactions involving affiliates.** The funds may make direct transactions with certain other SchwabFunds® when practical. When one fund is seeking to sell a security that another is seeking to buy, an interfund transaction can allow both funds to benefit by reducing transaction costs. This practice is limited to funds that share the same investment adviser, trustees and officers.

Pursuant to an exemptive order issued by the SEC, the funds may enter into interfund borrowing and lending transactions within the SchwabFunds®. All loans are for temporary or emergency purposes only. The interest rate charged on the loan is the average of the overnight repurchase agreement rate and the short-term bank loan rate. The interfund lending facility is subject to the oversight and periodic review of the Board of Trustees of the SchwabFunds®.

**Trustees may include people who are officers and/or directors of the investment adviser or Schwab.** Federal securities law limits the percentage of such "interested persons" who may serve on a trust's board, and the trust was in compliance with these limitations throughout the report period. The trust did not pay any of these persons for their service as trustees, but it did pay non-interested persons (independent trustees), as noted in each fund's Statement of Operations.

**The funds may borrow money from banks and custodians.** The funds may obtain temporary bank loans through the trust to which they belong, to use for meeting shareholder redemptions or for extraordinary or emergency purposes. The trusts have custodian overdraft facilities and line of credit arrangements of $150 million and $100 million with PNC Bank, N.A. and Bank of America, N.A., respectively. The funds pay interest on the amounts they borrow at rates that are negotiated periodically.

**The funds intend to meet federal income and excise tax requirements for regulated investment companies.** Accordingly, the funds distribute substantially all of their net investment income and net realized capital gains (if any) to their respective shareholders each year. As long as a fund meets the tax requirements, it is not required to pay federal income tax.

**Under the funds' organizational documents, its officers and trustees are indemnified against certain liability arising out of the performance of their duties to the funds.** In addition, in the normal course of business the funds enter into contracts with their vendors and others that provide general indemnifications. The funds' maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the funds. However, based on experience, the funds expect the risk of loss to be remote.

## Accounting Policies

The following are the main policies the funds use in preparing their financial statements.

**The funds value their securities at amortized cost**, which approximates market value.

**Security transactions** are recorded as of the date the order to buy or sell the security is executed.

**Interest income** is recorded as it accrues. If a fund bought a debt instrument at a discount (that is, for less than its face value) or a premium (more than face value), it amortizes the discount or premium from the current date up to maturity. The fund then increases (in the case of discounts) or reduces (in the case of premiums) the income it records from the security. If the security is callable (meaning that the issuer has the option to pay it off before its maturity date), then the fund amortizes the premium to the security's call date and price, rather than the maturity date and price.

**Realized gains and losses** from security transactions are based on the identified costs of the securities involved.

**Expenses** that are specific to a fund or a class are charged directly to that fund or class. Expenses that are common to all funds within the trust generally are allocated among the funds in proportion to their average daily net assets.

**For funds offering multiple share classes,** all of the realized and unrealized gains or losses and net investment income, other than class specific expenses, are allocated daily to each class in proportion to its net assets.

**Each fund maintains its own account for purposes of holding assets and accounting**, and is considered a separate entity for tax purposes. Within its account, each fund also keeps certain assets in segregated accounts, as may be required by securities law.

**The accounting policies described above conform with accounting principles generally accepted in the United States of America.** Notwithstanding this, shareholders should understand that in order to follow these principles, fund management has to make estimates and assumptions that affect the information reported in the financial statements. It's possible that once the results are known, they may turn out to be different from these estimates.

## Report of Independent Auditors

**To the Board of Trustees and Shareholders of:**
Schwab New York Municipal Money Fund
Schwab New Jersey Municipal Money Fund
Schwab Pennsylvania Municipal Money Fund
Schwab Florida Municipal Money Fund
Schwab Massachusetts Municipal Money Fund

In our opinion, the accompanying statements of assets and liabilities, including the portfolio holdings, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of Schwab New York Municipal Money Fund, Schwab New Jersey Municipal Money Fund, Schwab Pennsylvania Municipal Money Fund, Schwab Florida Municipal Money Fund and Schwab Massachusetts Municipal Money Fund (five of the portfolios constituting The Charles Schwab Family of Funds, hereafter referred to as the "Funds") at December 31, 2003, the results of each of their operations for the period then ended, the changes in each of their net assets and the financial highlights for each of the periods presented, in conformity with accounting principles generally accepted in the United States of America. These financial statements and the financial highlights (hereafter referred to as "financial statements") are the responsibility of the Funds' management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 2003 by correspondence with the custodian and brokers, provide a reasonable basis for our opinion.

**PricewaterhouseCoopers LLP**
San Francisco, CA
February 6, 2004

# Fund Trustees

A fund's Board of Trustees is responsible for protecting the interests of that fund's shareholders. The tables below give information about the people who serve as trustees and officers for the SchwabFunds®, including the funds covered in this report. Trustees remain in office until they resign, retire or are removed by shareholder vote.[1]

Under the Investment Company Act of 1940, any officer, director, or employee of Schwab or CSIM is considered an "interested person," meaning that he or she is considered to have a business interest in Schwab or CSIM. These individuals are listed as "interested trustees." The "independent trustees" are individuals who, under the 1940 Act, are not considered to have a business interest in Schwab or CSIM.

Each of the SchwabFunds (of which there were 49 as of 12/31/03) belongs to one of these trusts: The Charles Schwab Family of Funds, Schwab Investments, Schwab Capital Trust or Schwab Annuity Portfolios. Currently all these trusts have the same trustees and officers. The address for all trustees and officers is 101 Montgomery Street, San Francisco, CA 94104. You can find more information about the trustees and officers in the Statement of Additional Information, which is available free by calling 1-800-435-4000.

| Individuals Who Are Interested Trustees and Officers of the Trust | | |
|---|---|---|
| **Name and Birthdate** | **Trust Position(s); Trustee Since** | **Main Occupations and Other Directorships and Affiliations** |
| **Charles R. Schwab**[2] 7/29/37 | Chair, Trustee: Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994. | Chair, Director, The Charles Schwab Corp.; CEO, Director, Schwab Holdings, Inc.; Chair, Director, Charles Schwab & Co., Inc.; Charles Schwab Investment Management, Inc.; Chair, Charles Schwab Holdings, Inc. I, Schwab International Holdings, Inc.; Director, U.S. Trust Corp., United States Trust Co. of New York, The Gap, Inc. (clothing retailer), Siebel Systems (software); Trustee, Stanford University. *Until 6/03:* Director, Xsign, Inc. (electronic payment systems). *Until 5/03:* Co-Chair, The Charles Schwab Corporation. *Until 5/02:* Director, Vodafone AirTouch PLC (telecom). *Until 3/02:* Director, Audiobase, Inc. (Internet audio solutions). *Until 7/01:* Director, The Charles Schwab Trust Company. *Until 1/99:* Director, Schwab Retirement Plan Services, Inc., Mayer & Schweitzer, Inc. (securities brokerage subsidiary of The Charles Schwab Corp.), Performance Technologies, Inc. (technology), TrustMark, Inc. |

[1] The SchwabFunds retirement policy requires that independent trustees elected after January 1, 2000 retire at age 72 or after twenty years of service as a trustee, whichever comes first. Independent trustees elected prior to January 1, 2000 will retire on the following schedule: Messrs. Holmes and Dorward will retire on December 31, 2007, and Messrs. Stephens and Wilsey will retire on December 31, 2010.

[2] In addition to their positions with the investment adviser and the distributor, Ms. Lepore and Messrs. Schwab and Lyons, as well as some of Mr. Lyons's immediate family members, also own stock of The Charles Schwab Corporation.

## Individuals Who Are Interested Trustees but Not Officers of the Trust

| Name and Birthdate | Trustee Since | Main Occupations and Other Directorships and Affiliations |
|---|---|---|
| **Dawn G. Lepore**[1] 3/21/54 | Trustee: 2003 (all trusts) | Vice Chair, EVP, The Charles Schwab Corp.; *Until 10/01:* CIO, The Charles Schwab Corporation. *Until 1999:* EVP, The Charles Schwab Corporation. Director, Wal-Mart Stores, eBay, Inc. |
| **Jeffrey M. Lyons**[1] 2/22/55 | Trustee: 2002 (all trusts). | EVP, Asset Management Products and Services, Charles Schwab & Co., Inc. *Until 9/01:* EVP, Mutual Funds, Charles Schwab & Co., Inc. |

## Individuals Who Are Officers of the Trust but Not Trustees

| Name and Birthdate | Trust Office(s) Held | Main Occupations and Other Directorships and Affiliations |
|---|---|---|
| **Randall W. Merk** 7/25/54 | President, CEO (all trusts). | President, CEO, Charles Schwab Investment Management, Inc; EVP, Charles Schwab & Co., Inc.; Director, Charles Schwab Worldwide Funds PLC, Charles Schwab Asset Management (Ireland) Ltd. *Until 9/02:* President, CIO, American Century Investment Management; Director, American Century Cos., Inc. *Until 6/01:* CIO, Fixed Income, American Century Cos., Inc. *Until 1997:* SVP, Director, Fixed Income and Quantitative Equity Portfolio Management, Twentieth Century Investors, Inc. |
| **Tai-Chin Tung** 3/7/51 | Treasurer, Principal Financial Officer (all trusts). | SVP, CFO, Charles Schwab Investment Management, Inc.; VP, The Charles Schwab Trust Co.; Director, Charles Schwab Asset Management (Ireland) Ltd., Charles Schwab Worldwide Funds PLC. |
| **Stephen B. Ward** 4/5/55 | SVP, Chief Investment Officer (all trusts). | SVP, Chief Investment Officer, Director, Charles Schwab Investment Management, Inc.; CIO, The Charles Schwab Trust Co. |
| **Koji E. Felton** 3/13/61 | Secretary (all trusts). | SVP, Chief Counsel, Assistant Corporate Secretary, Charles Schwab Investment Management, Inc. *Until 6/98:* Branch Chief in Enforcement, U.S. Securities and Exchange Commission, San Francisco. |

[1] In addition to their positions with the investment adviser and the distributor, Ms. Lepore and Messrs. Schwab and Lyons, as well as some of Mr. Lyons's immediate family members, also own stock of The Charles Schwab Corporation.

Schwab Municipal Money Funds

## Individuals Who Are Independent Trustees

| Name and Birthdate | Trustee Since | Main Occupations and Other Directorships and Affiliations |
|---|---|---|
| **Mariann Byerwalter**<br>8/13/60 | 2000 (all trusts). | Chair, JDN Corp. Advisory LLC; Trustee, Stanford University, Director, America First Cos., (venture capital/fund management), Redwood Trust, Inc. (mortgage finance), Stanford Hospitals and Clinics, SRI International (research), PMI Group, Inc. (mortgage insurance), Lucile Packard Children's Hospital. *2001:* Special Advisor to the President, Stanford University. *Until 2002:* Director, LookSmart, Ltd. (Internet infrastructure). *Until 2001:* VP, Business Affairs, CFO, Stanford University. |
| **Donald F. Dorward**<br>9/23/31 | Family of Funds, 1989;<br>Investments, 1991;<br>Capital Trust, 1993;<br>Annuity Portfolios, 1994. | CEO, Dorward & Associates (management, marketing and communications consulting). *Until 1999:* EVP, Managing Director, Grey Advertising. |
| **William A. Hasler**<br>11/22/41 | 2000 (all trusts). | Co-CEO, Aphton Corp. (bio-pharmaceuticals). Director, Non-Executive Chairman, Solectron Corp. (manufacturing), Airlease Ltd. (aircraft leasing), Mission West Properties (commercial real estate), Stratex Networks (telecommunications); Public Governor, Member, executive committee, Pacific Stock & Options Exchange. Director, Digital Microwave Corp. (network equipment). *Until 1998:* Dean, Haas School of Business, University of California, Berkeley. |
| **Robert G. Holmes**<br>5/15/31 | Family of Funds, 1989;<br>Investments, 1991;<br>Capital Trust, 1993;<br>Annuity Portfolios, 1994. | Chair, CEO, Director, Semloh Financial, Inc. (international financial services and investment advice). |
| **Gerald B. Smith**<br>9/28/50 | 2000 (all trusts). | Chair, CEO, Founder, Smith Graham & Co. (investment advisors); Director, Pennzoil-Quaker State Co. (oil and gas), Rorento N.V. (investments—Netherlands), Cooper Industries (electrical products); Member, audit committee, Northern Border Partners, L.P. (energy). |
| **Donald R. Stephens**<br>6/28/38 | Family of Funds, 1989;<br>Investments, 1991;<br>Capital Trust, 1993;<br>Annuity Portfolios, 1994. | Managing Partner, D.R. Stephens & Co. (investments). *Until 1996:* Chair, CEO, North American Trust (real estate investments). |
| **Michael W. Wilsey**<br>8/18/43 | Family of Funds, 1989;<br>Investments, 1991;<br>Capital Trust, 1993;<br>Annuity Portfolios, 1994. | Chair, CEO, Wilsey Bennett, Inc. (transportation, real estate and investments). |

# Glossary

**agency discount notes**  Notes issued by federal agencies—known as Government Sponsored Enterprises, or GSEs—at a discount to their value at maturity. An agency discount note is a short-term investment alternative offering a high degree of credit quality.

**Alternative Minimum Tax (AMT)**  A federal income tax designed to limit the extent to which high-income taxpayers (including individuals, estates, trusts and corporations) can benefit from certain deductions and exemptions. For example, some types of income that are exempt from regular federal income tax are not exempt from the AMT.

**asset-backed security**  A bond or other debt security that represents ownership in a pool of debt obligations such as credit card debt.

**bond**  A security representing a loan from the investor to the issuer. A bond typically pays interest at a fixed rate (the "coupon rate") until a specified date (the "maturity date"), at which time the issuer returns the money borrowed ("principal" or "face value") to the bondholder. Because of their structure, bonds are sometimes called "fixed income securities" or "debt securities."

**bond anticipation notes**  Obligations sold by a municipality on an interim basis in anticipation of the municipality's issuance of a longer-term bond in the future.

**capital gain, capital loss**  The difference between the amount paid for an investment and its value at a later time. If the investment has been sold, the capital gain or loss is considered a realized gain or loss. If the investment is still held, the gain or loss is still "on paper" and is considered unrealized.

**commercial paper**  Promissory notes issued by banks, corporations, state and local governments and other entities to finance short-term credit needs. These securities generally are structured on a discounted basis but sometimes may be interest-bearing notes. Commercial paper, which may be unsecured, is subject to credit risk.

**credit-enhanced security**  A security that is backed by the credit of an entity other than the issuer (such as a financial institution). Credit enhancements, which can equal up to 100% of the security's value, are designed to help lower the risk of default on a security and may also make the security more liquid.

**credit quality**  The capacity of an issuer to make its interest and principal payments. Federal regulations strictly limit the credit quality of the securities a money market fund can buy.

**credit ratings**  Debt issuers, including corporations, states and municipalities, may arrange with a recognized independent rating organization, such as Moody's Investor Service, Standard & Poor's and Fitch, Inc., to rate their creditworthiness and/or the creditworthiness of their debt issues. For example, an issuer may obtain a long-term rating within the investment grade rating category, which is, from high to low, AAA, AA, A and BBB for Standard & Poor's and Fitch, and Aaa, Aa, A and Baa for Moody's.

**credit risk**  The risk that a debt issuer may be unable to pay interest or principal to its debtholders.

**dollar-weighted average maturity (DWAM)**  See weighted average maturity.

**effective yield**  A measurement of a fund's yield that assumes that all dividends were reinvested in additional shares of the fund.

## Portfolio terms

To help reduce the space occupied by the portfolio holdings, we use the following terms. Most of them appear within descriptions of individual securities in municipal funds, and describe features of the issuer or the security. Some of these are more fully defined elsewhere in the Glossary.

| | |
|---|---|
| **ACES** | Adjustable convertible extendable security |
| **BAN** | Bond anticipation note |
| **COP** | Certificate of participation |
| **GAN** | Grant anticipation note |
| **GO** | General obligation |
| **HDA** | Housing Development Authority |
| **HFA** | Housing Finance Agency |
| **IDA** | Industrial Development Authority |
| **IDB** | Industrial Development Board |
| **IDRB** | Industrial Development Revenue Bond |
| **M/F** | Multi-family |
| **RAN** | Revenue anticipation note |
| **RB** | Revenue bond |
| **S/F** | Single-family |
| **TAN** | Tax anticipation note |
| **TECP** | Tax-exempt commercial paper |
| **TOB** | Tender option bond |
| **TOBP** | Tender option bond partnership |
| **TRAN** | Tax and revenue anticipation note |
| **VRD** | Variable-rate demand |

**expense ratio**  The amount that is taken from a mutual fund's assets each year to cover the fund's operating expenses. An expense ratio of 0.50% means that a fund's expenses amount to half of one percent of its average net assets a year.

**face value**  The value of a bond, note, mortgage or other security as given on the certificate or instrument. Face value is also referred to as par value or nominal value.

**illiquid securities**  A security is generally considered illiquid if it cannot be disposed of promptly (typically within seven days) and in the ordinary course of business at approximately the amount at which a fund has valued the instrument.

**interest**  Payments to holders of debt securities as compensation for loaning a security's principal to the issuer.

**liquidity-enhanced security**  A security that when tendered is paid from funds advanced by an entity other than the issuer (such as a large financial institution). Liquidity enhancements are often used on variable-rate securities where the portfolio manager has an option to tender the securities prior to their final maturity.

**maturity**  Generally, the date a debt security is scheduled to be "retired" and its principal amount returned to the bondholder.

**money market securities**  High-quality, short-term debt securities that may be issued by entities such as the U.S. government, corporations and financial institutions (such as banks). Money market securities include commercial paper, promissory notes, certificates of deposit, banker's acceptances, notes and time deposits.

**municipal securities**  Debt securities issued by a state, its counties, municipalities, authorities and other subdivisions, or the territories and possessions of the United States and the District of Columbia, including their subdivisions, agencies and instrumentalities and corporations. These securities may be issued to obtain money for various public purposes, including the construction of a wide range of public facilities such as airports, bridges, highways, housing, hospitals, mass transportation, public utilities, schools, streets, and water and sewer works.

**net asset value per share (NAV)**  The value of one share of a mutual fund. NAV is calculated by taking the fund's total assets, subtracting liabilities, and dividing by the number of shares outstanding. Money funds seek to maintain a steady NAV of $1.00.

**outstanding shares, shares outstanding**  When speaking of a company or mutual fund, indicates all shares currently held by investors.

**restricted securities**  A security that is subject to contractual restrictions on resale and may be sold only to "qualified institutional buyers" under Securities Act Rule 144A. These securities are often purchased in private placement transactions.

**revenue anticipation notes**  Obligations that are issued in expectation of the receipt of revenue, such as income taxes, property taxes, etc.

**section 3c7 securities**  Section 3c7 of the Investment Company Act of 1940 (the "1940 Act") exempts certain issuers from many regulatory requirements applicable to investment companies under the 1940 Act. An issuer whose outstanding securities are exclusively owned by "qualified purchasers" and who is not making or proposing to make a public offering of the securities may qualify for this exemption.

**section 4(2)/144A securities**  A security exempt from registration under Section 4(2) of the Securities Act of 1933. It may be sold only to qualified institutional buyers under Securities Act Rule 144A.

**taxable-equivalent yield**  The yield an investor would need to get from a taxable investment in order to match the yield paid by a given tax-exempt investment, once the effect of all applicable taxes is taken into account. For example, if your tax rate were 25%, a tax-exempt investment paying 4.5% would have a taxable-equivalent yield for you of 6.0% (4.5% ÷ [1 - 0.25%] = 6.0%).

**total return**  The percentage that an investor would have earned or lost on an investment in the fund assuming dividends and distributions were reinvested.

**tax anticipation notes**  Notes that typically are sold to finance the cash flow needs of municipalities in anticipation of the receipt of taxes on a future date.

**Tier 1, Tier 2**  Tier 1 is the highest category of credit quality, Tier 2 the second highest. A security's tier can be established either by an independent rating organization or by a determination of the investment adviser. Money market fund shares and U.S. government securities are automatically considered Tier 1 securities.

**weighted average maturity**  For mutual funds, the maturity of all the debt securities in its portfolio, calculated as a weighted average. As a rule, the longer a fund's weighted average maturity, the greater its interest rate risk. Money funds are required to maintain a weighted average maturity of no more than 90 days.

**yield**  The income paid out by an investment, expressed as an annual rate and calculated as a percentage of the investment's market value.

**Notes**

**Notes**

# Contact Schwab

SchwabFunds® offers you a complete family of mutual funds, each one based on a clearly defined investment approach and using disciplined management strategies.

Actively managed funds include multi-manager stock funds, a fund that uses long-short strategies, and a range of taxable and tax-free bond funds. Index funds include large-cap, small-cap and international stock funds. The list at right shows all currently available SchwabFunds.

Whether you're an experienced investor or just starting out, SchwabFunds can help you achieve your financial goals. Please call 1-800-435-4000 for a prospectus and brochure for any SchwabFund. Please read the prospectus carefully before you invest. This report must be preceded or accompanied by a current prospectus.

## Methods for Placing Orders

The following information outlines how Schwab investors can place orders. If you are investing through a third-party investment provider, methods for placing orders may be different.

**Internet**[1]
www.schwab.com

**Schwab by Phone™**[2]
Use our automated voice service or speak to a representative. Call **1-800-435-4000,** day or night (for TDD service, call **1-800-345-2550**).

**TeleBroker®**
Automated touch-tone phone service at **1-800-272-4922.**

**Mail**
Write to SchwabFunds at:
P.O. Box 3812
Englewood, CO  80155-3812
When selling or exchanging shares, be sure to include the signatures of at least one of the persons whose name is on the account.

---

[1] Shares of Sweep Investments™ may not be purchased directly over the Internet.

[2] Orders placed in person or through a telephone representative may be subject to a service fee payable to Schwab.

## The SchwabFunds Family®

**Stock Funds**
Schwab S&P 500 Fund
Schwab 1000 Fund®
Schwab Small-Cap Index Fund®
Schwab Total Stock Market Index Fund®
Schwab International Index Fund®
Schwab Core Equity Fund™
Schwab Dividend Equity Fund™
Schwab Small-Cap Equity Fund™
Schwab Hedged Equity Fund™
Schwab Focus Funds
   Communications Focus Fund
   Financial Services Focus Fund
   Health Care Focus Fund
   Technology Focus Fund
Schwab MarketMasters Funds™
   Schwab U.S. MarketMasters Fund™
   Schwab Small-Cap MarketMasters Fund™
   Schwab International MarketMasters Fund™
   Schwab Balanced MarketMasters Fund™

**Asset Allocation Funds**
Schwab MarketTrack Portfolios®
   Schwab MarketTrack All Equity Portfolio™
   Schwab MarketTrack Growth Portfolio™
   Schwab MarketTrack Balanced Portfolio™
   Schwab MarketTrack Conservative Portfolio™

**Bond Funds**
Schwab YieldPlus Fund®
Schwab Short-Term Bond Market Fund™
Schwab Total Bond Market Fund™
Schwab GNMA Fund™
Schwab Short/Intermediate Tax-Free Bond Fund™
Schwab Long-Term Tax-Free Bond Fund™
Schwab California Short/Intermediate
   Tax-Free Bond Fund™
Schwab California Long-Term Tax-Free Bond Fund™

**Schwab Money Funds**
Schwab offers an array of money market funds that seek high current income consistent with safety and liquidity.[3] Choose from taxable or tax-advantaged alternatives. Many can be linked to your Schwab account to "sweep" cash balances automatically, subject to availability, when you're between investments. Or, for your larger cash reserves, choose one of our Value Advantage Investments®.

---

[3] Investments in money market funds are neither insured nor guaranteed by the Federal Deposit Insurance Corporation (FDIC) or any other government agency and, although they seek to preserve the value of your investment at $1 per share, it is possible to lose money.

**charles** SCHWAB

**Investment Adviser**
Charles Schwab Investment Management, Inc.
101 Montgomery Street, San Francisco, CA 94104

**Distributor**
SchwabFunds®
P.O. Box 3812, Englewood, CO 80155–3812

# Schwab California Municipal Money Fund

**Annual Report**
December 31, 2003

*charles* SCHWAB

# In This Report

## Schwab California Municipal Money Fund
Sweep Shares: **SWCXX**
Value Advantage Shares: **SWKXX**

Fund investment adviser: Charles Schwab Investment Management, Inc. (CSIM).
Distributor and transfer agent: Charles Schwab & Co., Inc. (Schwab).

# From the Chairman



Charles R. Schwab
Chairman

In 1989, we founded SchwabFunds® on the belief that mutual funds represent an important tool for investors. Money funds, for example, are especially well-suited for the cash portion of your portfolio when you are seeking capital preservation or liquidity.

Over the past few years, mutual funds have faced a number of challenges, affecting both their performance and investor perception. Yet recently we have seen signs of positive change. The economy and the stock market have shown increasing strength. And while much remains to be done within the fund industry, the industry has been moving quickly to assess and improve its operations and its investor safeguards.

As a firm, we continue to change as well. Our capabilities are evolving in ways that allow us to offer investors more choices and better ways to do business with us. I'm enthusiastic about these changes because they're designed to offer benefits for our fund shareholders.

One thing that hasn't changed is my belief in mutual funds. Mutual funds still offer all the features that have made them so popular: diversification, liquidity, convenience, low investment minimums, and professional management. For individual investors especially, I believe mutual funds continue to be one of the most cost-effective investment vehicles available.

To date, millions of Americans have successfully relied on mutual funds as an important way to invest for retirement security, their children's education, and other financial goals. We remain optimistic that mutual funds will continue to do the same for millions more Americans in the years to come.

Sincerely,

Charles R. Schwab

# Management's Discussion for the year ended December 31, 2003



**Randall W. Merk** is President and CEO of Charles Schwab Investment Management, Inc. and is president of each of the funds covered in this report. He joined the firm in August 2002, bringing with him 24 years of experience in the asset management industry.

Dear Shareholder:

In today's current low-interest-rate environment, it's tempting to ask whether money funds still have a place in an investment portfolio.

It's a fair question, but I'd suggest the answer is not as obvious as it may seem. Money funds are designed to offer several potential benefits. If you're like many investors, your asset allocation calls for a portion of your portfolio to be in cash. If the purpose of that allocation is to offer capital preservation or liquidity, or to help reduce the impact of market volatility on your portfolio, then money funds probably still make sense for you, regardless of the yield environment.

Here at SchwabFunds®, we're proud of our seasoned fund managers and their ability to work as a team. Our managers have an average of over 16 years of experience in the investment management industry. I'm also proud to say that we're in the process of building on that experience: by expanding our selection of mutual funds, adding new share classes, and offering new, competitively priced alternatives.

Thirty years ago, Charles Schwab founded his firm with a vision to create the most useful and ethical financial services firm in the world. We live by that philosophy every day.

Your investment in SchwabFunds is an indication of the trust you place in us. As the managers of your money, we have a special obligation to live up to that trust. I have enjoyed the opportunity to respond to several shareholder inquiries, and I hope you'll let us know how we're doing.

I want to thank you for investing with us and want to assure you that we strive relentlessly to operate our business with the highest ethical standards and an unwavering commitment to serve you, our SchwabFunds shareholders.

Sincerely,

Randall W. Merk



**Kevin Shaughnessy,** CFA, a vice president of the investment adviser and senior portfolio manager, is responsible for the day-to-day management of the fund. Prior to joining the firm in 2000, he worked for more than ten years in fixed-income portfolio management.

## The Investment Environment and the Fund

**During 2003, the U.S. economy began to gather strength, especially during the second half of the year.** In the months before the war in Iraq (which began in March 2003), the economy remained in a holding pattern, as businesses and investors adopted a wait-and-see stance. Once the combat phase drew to an end, America began to pay more attention to the economy, which by year-end appeared to be recovering.

**Seeking additional protection against the risk of deflation, the Federal Reserve (the Fed) cut short-term interest rates by 0.25% in June.** This brought the Fed funds target rate to a 45-year low of 1.00%. Short-term interest rates began plummeting in May in anticipation of the Fed's rate cut but quickly began a modest recovery and ended the year somewhat above their mid-year lows. Nevertheless, money fund yields remained close to historically low levels.

**Throughout the report period, short-term municipal yields remained attractively valued relative to short-term taxable yields.** During the year, the ratio of short-term muni yields to taxables averaged 82%, and at times exceeded 95%. We attribute this situation to the unusually large quantity of municipal money market debt that was issued during 2003. In order to attract buyers for these securities, municipal issuers needed to offer higher yields than they otherwise might have.

**After a protracted and partisan session, the California legislature adopted a budget in late July 2003.** The budget closed an estimated $38 billion gap through a combination of spending cuts, deferrals and the proposed sale of deficit bonds. In October 2003, voters recalled Governor Gray Davis and installed Arnold Schwarzenegger as governor. Governor Schwarzenegger's fiscal 2005 proposed budget shows the multi-year gap narrowing to $26 billion and calls for another round of program cuts, deferrals and a $15 billion bond sale to close the gap. The new deficit bond proposal would supersede last year's. California voters will be asked to approve the plan in March 2004.

**California's economic recovery appears to be strengthening, with renewed growth in out-of-state exports and personal income.** However, the state's job growth still lags the nation's, with payroll employment expected to show no growth from 2002 to 2003. The Department of Finance is forecasting 1.1% growth in employment for 2004.

*Most of the fund's holdings carry credit enhancements from highly rated third-party providers.*

In the late 1990s, the state saw a large increase in its revenues from income taxes, particularly stock-related income from the technology and business services industries, and state budgets began to assume these revenues would continue. When they did not, a politically divided legislature failed to cut spending or raise revenues proportionately, passing deficit budgets and relying on one-time solutions that left the underlying problems largely unaddressed.

**The state's credit ratings suffered multiple downgrades during 2003.**
These were tied to the protracted budget debate, the reliance on deficit bond sales and future budget shortfall projections. As of the report date, Standard and Poor's and Fitch rated California BBB, and Moody's rated it Baa1—all low investment grade ratings. Fitch continues to have California on its watch list for possible further downgrades, and Moody's outlook for California's rating remains negative. Though many of the state's cities and counties have had to contend with less revenue from the state, their credit ratings have largely remained unchanged.

To date, the state has made all of its general obligation debt payments on time; in previous crises, it always did so as well. The state's controller is required to make cash payments to its general obligation bondholders even if the state has not adopted a budget. We also note that the type of direct state securities the fund has purchased has constitutional priority over most state spending.

**During the report period, the fund took several steps to help ensure that its investments would continue to be of the highest credit quality.**
As the state's financial woes continued, we reduced our holdings of direct state obligations in favor of other municipal issuers within the state, such as cities, universities, counties and school districts. In addition, we favored securities whose credit was enhanced by highly rated banks and insurance companies. As of the report date, approximately 70% of the portfolio carried these credit enhancements, including many of our direct state holdings.

Nothing in this report represents a recommendation of a security by the investment adviser. Manager views and portfolio holdings may have changed since the report date.

# Performance and Fund Facts as of 12/31/03

## Seven-Day Yields

The seven-day yields are calculated using standard SEC formulas. The effective yields include the effect of reinvesting daily dividends. Please remember that money market fund yields fluctuate, and that past performance is not an indication of future results.

|  | Sweep Shares | Value Advantage Shares |
|---|---|---|
| Seven-Day Yield[1] | 0.54% | 0.74% |
| Seven-Day Yield–No Waiver[2] | 0.37% | 0.60% |
| Seven-Day Effective Yield | 0.54% | 0.74% |
| Seven-Day Taxable-Equivalent Effective Yield[3] | 0.92% | 1.26% |

## Statistics

Money funds must maintain a dollar-weighted average maturity of no longer than 90 days, and cannot invest in any security whose effective maturity is longer than 397 days (approximately 13 months).

| | |
|---|---|
| Weighted Average Maturity | 55 days |
| Credit Quality of Holdings % of portfolio | 100% Tier 1 |
| Credit-Enhanced Securities % of portfolio | 70% |

An investment in a money fund is neither insured nor guaranteed by the Federal Deposit Insurance Corporation (FDIC) or any other government agency. Although money funds seek to preserve the value of your investment at $1 per share, it is possible to lose money by investing in a money fund.

Portfolio holdings may have changed since the report date.

[1] Fund expenses have been partially absorbed by CSIM and Schwab.

[2] Yield if fund expenses had not been partially absorbed by CSIM and Schwab.

[3] Taxable-equivalent effective yield assumes a 2003 maximum combined federal regular income and California state personal income tax rate of 41.05%. Investment income may be subject to the Alternative Minimum Tax.

# Financial Statements

## Financial Highlights

| Sweep Shares | 1/1/03–<br>12/31/03 | 1/1/02–<br>12/31/02 | 1/1/01–<br>12/31/01 | 1/1/00–<br>12/31/00 | 1/1/99–<br>12/31/99 |
|---|---|---|---|---|---|
| **Per-Share Data** ($) | | | | | |
| Net asset value at beginning of period | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 |
| Income from investment operations: | | | | | |
|   Net investment income | 0.00[1] | 0.01 | 0.02 | 0.03 | 0.02 |
| Less distributions: | | | | | |
|   Dividends from net investment income | (0.00)[1] | (0.01) | (0.02) | (0.03) | (0.02) |
| Net asset value at end of period | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 |
| Total return (%) | 0.46 | 0.83 | 1.99 | 3.02 | 2.42 |
| **Ratios/Supplemental Data** (%) | | | | | |
| Ratios to average net assets: | | | | | |
|   Net operating expenses | 0.65 | 0.65 | 0.65 | 0.66[2] | 0.65 |
|   Gross operating expenses | 0.82 | 0.82 | 0.82 | 0.84 | 0.85 |
|   Net investment income | 0.45 | 0.83 | 1.98 | 2.98 | 2.41 |
| Net assets, end of period ($ x 1,000,000) | 4,169 | 4,056 | 3,897 | 3,923 | 3,457 |

| Value Advantage Shares | 1/1/03–<br>12/31/03 | 1/1/02–<br>12/31/02 | 1/1/01–<br>12/31/01 | 1/1/00–<br>12/31/00 | 1/1/99–<br>12/31/99 |
|---|---|---|---|---|---|
| **Per-Share Data** ($) | | | | | |
| Net asset value at beginning of period | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 |
| Income from investment operations: | | | | | |
|   Net investment income | 0.01 | 0.01 | 0.02 | 0.03 | 0.03 |
| Less distributions: | | | | | |
|   Dividends from net investment income | (0.01) | (0.01) | (0.02) | (0.03) | (0.03) |
| Net asset value at end of period | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 |
| Total return (%) | 0.66 | 1.03 | 2.19 | 3.22 | 2.62 |
| **Ratios/Supplemental Data** (%) | | | | | |
| Ratios to average net assets: | | | | | |
|   Net operating expenses | 0.45 | 0.45 | 0.45 | 0.46[3] | 0.45 |
|   Gross operating expenses | 0.59 | 0.59 | 0.61 | 0.63 | 0.65 |
|   Net investment income | 0.65 | 1.03 | 2.11 | 3.20 | 2.60 |
| Net assets, end of period ($ x 1,000,000) | 3,061 | 3,081 | 2,563 | 2,170 | 1,604 |

[1] Per-share amount was less than $0.01.
[2] The ratio of net operating expenses would have been 0.65% if certain non-routine expenses (proxy fees) had not been included.
[3] The ratio of net operating expenses would have been 0.45% if certain non-routine expenses (proxy fees) had not been included.

## Portfolio Holdings as of December 31, 2003

This section shows all the securities in the fund's portfolio and their market value, as of the report date.

We use the symbols below to designate certain characteristics:

✚ Credit-enhanced security

◗ Liquidity-enhanced security

■ Variable-rate security

For fixed-rate obligations, the rate shown is the effective yield at the time of purchase. For variable-rate obligations, the rate shown is the rate as of the report date. For variable-rate obligations with scheduled maturities greater than 397 days, the maturity shown is the later of the next interest rate change date or demand date. For variable-rate obligations with scheduled maturities less than 397 days, the maturity shown is the earlier of the next interest rate change date or demand date. For variable-rate obligations without demand features, the maturity shown is the next interest rate change date.

| Holdings by Category | | Cost ($x1,000) | Value ($x1,000) |
|---|---|---|---|
| 99.5% | Municipal Securities | 7,193,284 | 7,193,284 |
| 99.5% | Total Investments | 7,193,284 | 7,193,284 |
| 0.5% | Other Assets and Liabilities | | 36,908 |
| 100.0% | Total Net Assets | | 7,230,192 |

| Issuer Security Type, Project, Series, Rate, Maturity Date | Face Amount ($ x 1,000) | Value ($ x 1,000) |
|---|---|---|
| **Municipal Securities** 99.5% of Net Assets | | |

### California 97.8%
**Affordable Housing Agency**

| | | |
|---|---|---|
| ✚■ M/F Housing RB (Westridge at Hilltop Apts) Series 2003A 1.25%, 01/07/04 | 13,750 | 13,750 |

**Alameda Cnty IDA**

| | | |
|---|---|---|
| ✚■ RB (JMS Family Partnership) Series 1995A 1.17%, 01/07/04 | 1,000 | 1,000 |

| Issuer Security Type, Project, Series, Rate, Maturity Date | Face Amount ($ x 1,000) | Value ($ x 1,000) |
|---|---|---|
| ✚■ RB 1999 Series 1999A (Malmberg Engineering) 1.35%, 01/07/04 | 2,415 | 2,415 |
| ✚■ RB Series 1993A (Aitchison Family Partnership) 1.17%, 01/07/04 | 2,600 | 2,600 |
| ✚■ RB Series 1994A (Scientific Technology) 1.22%, 01/07/04 | 2,300 | 2,300 |
| **Alameda-Contra Costa Transit District** | | |
| ✚ 2003-04 RAN 0.98%, 08/19/04 | 14,000 | 14,089 |
| **Anaheim** | | |
| ✚◗■ Police Facilities COP Series 1993 1.03%, 01/07/04 | 1,900 | 1,900 |
| ✚◗■ Refunding COP Series 1993 1.03%, 01/07/04 | 22,115 | 22,115 |
| **Anaheim Housing Auth** | | |
| ✚■ M/F Housing RB (Casa Granada Apts) Series 1997A 1.25%, 01/07/04 | 3,595 | 3,595 |
| ✚■ M/F Housing RB (Park Vista Apts) Series 2000D 1.18%, 01/07/04 | 21,000 | 21,000 |
| ✚■ M/F Housing RB (Port Trinidad Apts) Series 1997C 1.25%, 01/07/04 | 2,040 | 2,040 |
| ✚■ M/F Housing Refunding RB (Sage Park) Series 1998A 1.30%, 01/07/04 | 5,500 | 5,500 |
| **Anaheim Union High SD** | | |
| ✚◗■ School Facility Bridge Funding Program COP Series 1999 1.20%, 01/07/04 | 5,500 | 5,500 |
| **Association of Bay Area Governments** | | |
| ✚◗■ Bart SFO Extension Bonds (Airport Premium Fare) Series 2002A TOB Series 2002-26 1.25%, 01/07/04 | 9,995 | 9,995 |
| ✚■ COP (Harker School Foundation) Series 1998 1.15%, 01/07/04 | 4,700 | 4,700 |
| ✚◗■ Lease RB Series 2003A 1.30%, 01/07/04 | 8,000 | 8,000 |

Schwab California Municipal Money Fund

## Portfolio Holdings continued

| Issuer<br>Security Type, Project, Series,<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| +■ M/F Housing RB (Artech Building)<br>Series 1999A<br>1.35%, 01/07/04 | 3,200 | 3,200 |
| +■ M/F Housing RB (Crossing<br>Apts) Series 2002A<br>1.30%, 01/07/04 | 55,700 | 55,700 |
| +■ M/F Housing RB (Miramar<br>Apts) Series 2000A<br>1.30%, 01/07/04 | 30,000 | 30,000 |
| +■ M/F Housing RB (Mountain<br>View Apts) Series 1997A<br>1.35%, 01/07/04 | 6,230 | 6,230 |
| +■ RB (Public Policy Institute of<br>California) Series 2001A<br>1.25%, 01/07/04 | 9,000 | 9,000 |
| +■ Refunding & RB Series 2003<br>(Valley Christian Schools)<br>1.25%, 01/07/04 | 17,000 | 17,000 |
| **Bay Area Toll Auth** | | |
| +▶■ San Francisco Bay Area Toll<br>Bridge RB Series 2003C<br>1.23%, 01/07/04 | 60,300 | 60,300 |
| +▶■ San Francisco Bay Area Toll<br>Bridge RB Series D TOB<br>Series 2001Q<br>1.13%, 01/07/04 | 10,125 | 10,125 |
| +▶■ San Francisco Bay Area Toll<br>Bridge RB Series 2001C<br>1.23%, 01/07/04 | 29,335 | 29,335 |
| **Burbank Redevelopment Agency** | | |
| +■ M/F Housing RB Series 1985A<br>1.15%, 01/07/04 | 13,960 | 13,960 |
| **California** | | |
| ▶ 2003 RAW Series A<br>1.12%, 06/16/04 | 60,000 | 60,239 |
| ▶ 2003 RAW Series B<br>1.04%, 06/16/04 | 100,000 | 100,407 |
| ▶ 1.11%, 06/16/04 | 205,000 | 205,825 |
| ▶ 1.12%, 06/16/04 | 12,500 | 12,550 |
| ▶ 1.40%, 06/16/04 | 8,000 | 8,022 |
| ▶ 1.72%, 06/16/04 | 65,000 | 65,080 |
| ▶ 1.74%, 06/16/04 | 50,000 | 50,057 |
| + 2003-04 Fixed Rate RAN<br>Subseries A-1<br>1.07%, 06/23/04 | 56,000 | 56,246 |
| + 2003-04 Fixed Rate RAN<br>Subseries A-2<br>1.07%, 06/23/04 | 50,000 | 50,220 |

| Issuer<br>Security Type, Project, Series,<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| + 2003-04 Fixed Rate RAN<br>Subseries A-3<br>1.05%, 06/23/04 | 14,925 | 14,992 |
| + 1.06%, 06/23/04 | 10,000 | 10,044 |
| + 1.07%, 06/23/04 | 2,120 | 2,129 |
| + 1.08%, 06/23/04 | 17,850 | 17,928 |
| + 2003-04 Fixed Rate RAN<br>Subseries A-4<br>1.07%, 06/23/04 | 50,000 | 50,220 |
| + 2003-04 Fixed Rate RAN<br>Subseries A-6<br>1.07%, 06/23/04 | 50,000 | 50,220 |
| +▶■ GO Bonds Series 1999 TOB<br>Series 1998-195<br>1.28%, 01/07/04 | 10,835 | 10,835 |
| +▶■ GO Bonds Series 1999 TOB<br>Series 20010502<br>1.26%, 01/07/04 | 13,675 | 13,675 |
| +■ GO Bonds Series 2003 B-4<br>1.10%, 01/07/04 | 19,800 | 19,800 |
| +■ GO Bonds Series 2003 C-1<br>1.25%, 01/07/04 | 17,000 | 17,000 |
| +■ GO Bonds Series 2003 C-2<br>1.22%, 01/07/04 | 18,000 | 18,000 |
| +■ GO Bonds Series 2003 C-3<br>1.22%, 01/07/04 | 30,000 | 30,000 |
| +■ GO Bonds Series 2003 C-4<br>1.25%, 01/07/04 | 10,000 | 10,000 |
| +▶■ GO Bonds TOB Series 132<br>1.26%, 01/07/04 | 94,870 | 94,870 |
| +▶■ GO Bonds TOB Series<br>20000501<br>1.16%, 01/07/04 | 10,740 | 10,740 |
| +▶■ GO Bonds TOB Series<br>20000502<br>1.14%, 01/07/04 | 15,580 | 15,580 |
| +▶■ GO Bonds TOB Series<br>20000503<br>1.28%, 01/07/04 | 9,900 | 9,900 |
| +▶■ GO Bonds TOB Series<br>20000506<br>1.28%, 01/07/04 | 19,800 | 19,800 |
| +▶■ GO Bonds TOB Series PA-676R<br>1.60%, 01/07/04 | 26,125 | 26,125 |
| +▶■ GO Bonds TOB Series PA-815R<br>1.28%, 01/07/04 | 13,835 | 13,835 |

| Issuer<br>Security Type, Project, Series,<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| ✚▶■ GO Bonds TOB Series PT-1236 | | |
| 1.27%, 01/07/04 | 24,405 | 24,405 |
| ✚▶■ GO Bonds TOB Series PT-1257 | | |
| 1.27%, 01/07/04 | 38,020 | 38,020 |
| **California Alternative Energy Source Financing Auth** | | |
| ■ Cogeneration Facility RB Series 1993A | | |
| 1.08%, 01/07/04 | 25,330 | 25,330 |
| ■ Cogeneration Facility RB Series 1993B | | |
| 1.15%, 01/07/04 | 13,360 | 13,360 |
| **California Community College Financing Auth** | | |
| ✚ 2003 TRAN, Series A | | |
| 0.91%, 06/30/04 | 5,000 | 5,027 |
| ✚ 1.03%, 06/30/04 | 13,500 | 13,564 |
| ✚ 1.09%, 06/30/04 | 50,000 | 50,222 |
| **California Dept of Water Resources** | | |
| ✚▶■ 1996 Water Refunding RB (Big Bear Lake) TOB Series PA-597 | | |
| 1.03%, 04/08/04 | 8,445 | 8,445 |
| ✚▶■ Power Supply RB Series 2002A Series 2003 TOB Series FR-L11 | | |
| 1.30%, 01/07/04 | 6,325 | 6,325 |
| ✚▶■ Power Supply RB Series 2002A Series 2003 TOB Series FR-L12 | | |
| 1.30%, 01/07/04 | 10,200 | 10,200 |
| ✚▶■ Power Supply RB Series 2002A Series 2003 TOB Series FR-L13 | | |
| 1.30%, 01/07/04 | 2,500 | 2,500 |
| ✚▶■ Power Supply RB Series 2002A Series 2003 TOB Series FR-L14 | | |
| 1.30%, 01/07/04 | 12,500 | 12,500 |
| ✚▶■ Power Supply RB Series 2002A TOB Series PA-1100 | | |
| 1.25%, 01/07/04 | 19,995 | 19,995 |
| ✚▶■ Power Supply RB Series 2002A TOB Series PA-1120R | | |
| 1.25%, 01/07/04 | 12,835 | 12,835 |
| ✚▶■ Power Supply RB Series 2002A TOB Series PT-730 | | |
| 1.25%, 01/07/04 | 34,740 | 34,740 |

| Issuer<br>Security Type, Project, Series,<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| ✚■ Power Supply RB Series 2002B-2 | | |
| 1.33%, 01/02/04 | 6,900 | 6,900 |
| ✚■ Power Supply RB Series 2002B-3 | | |
| 1.30%, 01/02/04 | 5,500 | 5,500 |
| ✚■ Power Supply RB Series 2002B-5 | | |
| 1.26%, 01/02/04 | 10,000 | 10,000 |
| ✚■ Power Supply RB Series 2002C-10 | | |
| 1.19%, 01/07/04 | 20,000 | 20,000 |
| ✚▶■ Power Supply RB Series 2002C-13 | | |
| 1.20%, 01/07/04 | 23,600 | 23,600 |
| ✚■ Power Supply RB Series 2002C-14 | | |
| 1.25%, 01/07/04 | 21,330 | 21,330 |
| ✚■ Power Supply RB Series 2002C-17 | | |
| 1.25%, 01/07/04 | 8,300 | 8,300 |
| ✚▶■ Power Supply RB Series 2002C-7 | | |
| 1.27%, 01/07/04 | 50,000 | 50,000 |
| **California Economic Development Financing Auth** | | |
| ✚■ Airport Facilities RB (Mercury Air Group) Series 1998 | | |
| 1.30%, 01/07/04 | 14,000 | 14,000 |
| ✚■ IDRB (Calco) Series 1997 | | |
| 1.40%, 01/07/04 | 565 | 565 |
| ✚■ IDRB (Costa Macaroni Mfg) Series 1997 | | |
| 1.17%, 01/07/04 | 2,765 | 2,765 |
| ✚■ IDRB (Gaiser Tool Company) Series 1997 | | |
| 1.17%, 01/07/04 | 2,005 | 2,005 |
| ✚■ IDRB (Lion Raisins) Series 1998 | | |
| 1.30%, 01/07/04 | 1,350 | 1,350 |
| **California Educational Facilities Auth** | | |
| ✚■ RB (Chapman University) Series 2000 | | |
| 1.30%, 01/07/04 | 4,700 | 4,700 |
| ✚▶■ RB (St. Marys College of California) Series 2001B | | |
| 1.20%, 01/07/04 | 8,050 | 8,050 |

## Portfolio Holdings continued

| Issuer Security Type, Project, Series, Rate, Maturity Date | Face Amount ($ x 1,000) | Value ($ x 1,000) |
|---|---|---|
| ✚■ RB (University of Judaism) Series 1998A 1.15%, 01/07/04 | 5,300 | 5,300 |
| ✚▶■ RB (University of San Francisco) Series 1996 TOB Series 2000-413 1.23%, 01/07/04 | 8,995 | 8,995 |
| ✚■ RB (University of San Francisco) Series 2000 1.20%, 01/07/04 | 20,000 | 20,000 |
| ✚■ RB (University of San Francisco) Series 2003 1.15%, 01/07/04 | 37,000 | 37,000 |
| ✚■ RB (San Francisco Conservatory of Music) Series 2000 1.15%, 01/07/04 | 2,830 | 2,830 |
| TECP (Standford University) 0.85%, 01/23/04 | 9,700 | 9,700 |
| **California Health Facilities Financing Auth** | | |
| ✚▶■ Insured Hospital RB (Scripps Memorial Hospital) Series 1985B 1.19%, 01/07/04 | 2,610 | 2,610 |
| ✚▶■ Insured RB (Catholic Healthcare West) Series 1988A 1.15%, 01/07/04 | 8,300 | 8,300 |
| ✚▶■ Insured RB (Southern California Presbyterian Homes) Series 1998 1.16%, 01/07/04 | 29,200 | 29,200 |
| ✚▶■ RB (Kaiser Permanente) Series 1998A TOB Series 181 1.24%, 01/07/04 | 9,995 | 9,995 |
| ✚■ RB (Scripps Health) Series 2001A 1.11%, 01/07/04 | 13,300 | 13,300 |
| **California HFA** | | |
| ✚▶■ Home Mortgage RB 2000 Series J 1.15%, 01/07/04 | 21,955 | 21,955 |
| ✚▶■ Home Mortgage RB 2000 Series N 1.15%, 01/07/04 | 40,000 | 40,000 |
| ✚▶■ Home Mortgage RB 2002 Series P 1.30%, 01/07/04 | 61,000 | 61,000 |

| Issuer Security Type, Project, Series, Rate, Maturity Date | Face Amount ($ x 1,000) | Value ($ x 1,000) |
|---|---|---|
| ✚▶■ Home Mortgage RB 2003 Series D 1.25%, 01/07/04 | 15,000 | 15,000 |
| ✚▶■ Home Mortgage RB 2003 Series H 1.13%, 01/07/04 | 60,465 | 60,465 |
| ▶■ Home Mortgage RB 2003 Series K 1.15%, 08/01/04 | 73,500 | 73,500 |
| ▶■ Home Mortgage RB 2003 Series M 1.08%, 02/02/04 | 39,580 | 39,580 |
| ✚▶■ Home Mortgage RB Series 1998J Bonds TOB Series 1998R 1.15%, 09/02/04 | 3,750 | 3,750 |
| ▶■ M/F Housing RB III 2001 Series G 1.30%, 01/07/04 | 65,425 | 65,425 |
| ▶■ M/F Housing RB III 2002 Series A 1.16%, 01/07/04 | 26,175 | 26,175 |
| ▶■ M/F Housing RB III Series 2002 E 1.16%, 01/07/04 | 71,000 | 71,000 |
| ▶■ S/F Mortgage Bonds II, 1997 Series C-4 TOB Series 1998E 1.25%, 01/07/04 | 3,840 | 3,840 |
| ▶■ S/F Mortgage RB Draw Down Series 2003B TOB Series PT-843 1.37%, 01/07/04 | 7,870 | 7,870 |
| **California Infrastructure & Economic Development Bank** | | |
| ✚■ IDRB (American-De Rosa Lamp Arts) Series 1999 1.22%, 01/07/04 | 4,950 | 4,950 |
| ✚■ IDRB (Fairmont Sign Co) Series 2000A 1.45%, 01/07/04 | 4,250 | 4,250 |
| ✚■ IDRB (Lafayette Textile Industries) Series 1999 1.22%, 01/07/04 | 1,745 | 1,745 |
| ✚■ IDRB (Nelson Name Plate Co) Series 1999 1.35%, 01/07/04 | 3,450 | 3,450 |

| Issuer<br>Security Type, Project, Series,<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| ✚■ IDRB (Roller Bearing Co) Series 1999<br>1.25%, 01/07/04 | 2,400 | 2,400 |
| ✚■ RB (Buck Institute For Age Research) Series 2001<br>1.10%, 01/07/04 | 40,100 | 40,100 |
| ✚◗■ RB (California Independent System Operator Corp) Series A<br>1.15%, 01/07/04 | 11,600 | 11,600 |
| ■ RB (J. Paul Getty Trust) Series 2003B<br>1.00%, 01/07/04 | 20,000 | 20,000 |
| ■ RB (J. Paul Getty Trust) Series 2003C<br>1.00%, 01/07/04 | 20,000 | 20,000 |
| ✚■ RB (SRI International) Series 2003A<br>1.16%, 01/07/04 | 4,000 | 4,000 |
| TECP (J. Paul Getty Trust) Series 2002<br>0.90%, 02/13/04 | 6,000 | 6,000 |
| **California Pollution Control Finance Auth** | | |
| ✚■ Pollution Control Refunding RB (US Borax) Series 1995A<br>1.19%, 01/07/04 | 10,200 | 10,200 |
| ✚■ Resource Recovery RB (Sanger) Series 1990A<br>1.17%, 01/07/04 | 19,200 | 19,200 |
| ✚■ Resource Recovery RB (Wadham Energy) Series 1987B<br>1.12%, 01/07/04 | 3,100 | 3,100 |
| ✚■ Solid Waste Disposal RB (Agrifab) Series 2003<br>1.20%, 01/07/04 | 2,900 | 2,900 |
| ✚■ Solid Waste Disposal RB (Alameda County Industries) Series 2000A<br>1.20%, 01/07/04 | 4,075 | 4,075 |
| ✚■ Solid Waste Disposal RB (Athens Disposal Co) Series 1999A<br>1.20%, 01/07/04 | 6,400 | 6,400 |
| ✚■ Solid Waste Disposal RB (Athens Disposal Company) Series 1995A<br>1.20%, 01/07/04 | 13,020 | 13,020 |
| ✚■ Solid Waste Disposal RB (Athens Services) Series 2001A<br>1.20%, 01/07/04 | 4,500 | 4,500 |
| ✚■ Solid Waste Disposal RB (Atlas Disposal Industries) Series 1999A<br>1.25%, 01/07/04 | 3,000 | 3,000 |
| ✚■ Solid Waste Disposal RB (BLT Enterprises of Sacramento) Series 1999A<br>1.20%, 01/07/04 | 7,330 | 7,330 |
| ✚■ Solid Waste Disposal RB (Blue Line Transfer) Series 1999A<br>1.20%, 01/07/04 | 4,500 | 4,500 |
| ✚■ Solid Waste Disposal RB (Blue Line Transfer) Series 2001A<br>1.20%, 01/07/04 | 4,600 | 4,600 |
| ✚■ Solid Waste Disposal RB (Browning-Ferris Industries of California Inc) Series 1997A<br>1.14%, 01/07/04 | 10,000 | 10,000 |
| ✚■ Solid Waste Disposal RB (Burrtec Waste Industries Inc.) Series 1998A<br>1.70%, 01/07/04 | 1,270 | 1,270 |
| ✚■ Solid Waste Disposal RB (Burrtec Waste Industries) Series 1997B<br>1.70%, 01/07/04 | 3,430 | 3,430 |
| ✚■ Solid Waste Disposal RB (CR&R Inc) Series 2002A<br>1.25%, 01/07/04 | 3,900 | 3,900 |
| ✚■ Solid Waste Disposal RB (Cal-San) Series 1996B<br>1.20%, 01/07/04 | 2,550 | 2,550 |
| ✚■ Solid Waste Disposal RB (California Waste Solutions) Series 2002A<br>1.20%, 01/07/04 | 3,760 | 3,760 |
| ✚■ Solid Waste Disposal RB (Cheese & Protein International) Series 2001A<br>1.32%, 01/07/04 | 10,000 | 10,000 |
| ✚■ Solid Waste Disposal RB (Cold Canyon Landfill) Series 1998A<br>1.20%, 01/07/04 | 5,845 | 5,845 |
| ✚■ Solid Waste Disposal RB (Colmac Energy) Series 1990A<br>1.08%, 01/07/04 | 6,470 | 6,470 |

## Portfolio Holdings continued

| Issuer<br>Security Type, Project, Series,<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| +■ Solid Waste Disposal RB (Contra Costa Waste Service) Series 1995A 1.20%, 01/07/04 | 2,300 | 2,300 |
| +■ Solid Waste Disposal RB (EDCO Disposal Corp) Series 1996A 1.20%, 01/07/04 | 13,885 | 13,885 |
| +■ Solid Waste Disposal RB (Escondido Disposal/Jemco Equipment Corp.) Series 1998A 1.70%, 01/07/04 | 7,845 | 7,845 |
| +■ Solid Waste Disposal RB (Federal Disposal Service) Series 2001A 1.25%, 01/07/04 | 2,800 | 2,800 |
| +■ Solid Waste Disposal RB (Greenteam of San Jose) Series 2001A 1.20%, 01/07/04 | 13,000 | 13,000 |
| +■ Solid Waste Disposal RB (Greenwaste of Tehama) Series 1999A 1.25%, 01/07/04 | 2,060 | 2,060 |
| +■ Solid Waste Disposal RB (Madera Disposal Systems Inc) Series 1998A 1.25%, 01/07/04 | 1,800 | 1,800 |
| +■ Solid Waste Disposal RB (Marborg Industries) Series 2000A 1.20%, 01/07/04 | 4,830 | 4,830 |
| +■ Solid Waste Disposal RB (Metropolitan Recycling Corp) Series 2000B 1.25%, 01/07/04 | 4,160 | 4,160 |
| +■ Solid Waste Disposal RB (Mottra Corp) Series 2002A 1.20%, 01/07/04 | 2,625 | 2,625 |
| +■ Solid Waste Disposal RB (Norcal Waste System) Series 2001 1.20%, 01/07/04 | 8,740 | 8,740 |
| +■ Solid Waste Disposal RB (Norcal Waste System) Series 2002A 1.20%, 01/07/04 | 6,000 | 6,000 |
| +■ Solid Waste Disposal RB (Norcal Waste Systems) Series 2003A 1.30%, 01/07/04 | 4,000 | 4,000 |

| Issuer<br>Security Type, Project, Series,<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| +■ Solid Waste Disposal RB (Orange Ave Disposal Co.) Series 2002A 1.20%, 01/07/04 | 6,250 | 6,250 |
| +■ Solid Waste Disposal RB (Ratto Group of Companies) Series 2001A 1.20%, 01/07/04 | 4,340 | 4,340 |
| +■ Solid Waste Disposal RB (Sanco Services) Series 2002A 1.70%, 01/07/04 | 4,000 | 4,000 |
| +■ Solid Waste Disposal RB (Santa Clara Valley Disposal) Series 2001A 1.20%, 01/07/04 | 6,110 | 6,110 |
| +■ Solid Waste Disposal RB (Santa Clara Valley Industries) Series 1998A 1.25%, 01/07/04 | 3,100 | 3,100 |
| +■ Solid Waste Disposal RB (Solag Disposal) Series 1997A 1.25%, 01/07/04 | 2,400 | 2,400 |
| +■ Solid Waste Disposal RB (Specialty Solid Waste & Recycling) Series 2001A 1.25%, 01/07/04 | 3,945 | 3,945 |
| +■ Solid Waste Disposal RB (Talco Plastics) Series 1997A 1.22%, 01/07/04 | 3,925 | 3,925 |
| +■ Solid Waste Disposal RB (Tri-CED Community Recycling) Series 1998A 1.22%, 01/07/04 | 1,770 | 1,770 |
| +■ Solid Waste Disposal RB (Valley Vista Services) Series 2003A 1.20%, 01/07/04 | 2,350 | 2,350 |
| +■ Solid Waste Disposal RB (Waste Management ) Series 2003A 1.30%, 01/07/04 | 5,500 | 5,500 |
| +■ Solid Waste Disposal RB (Waste Management) Series 2001A 1.20%, 01/07/04 | 5,000 | 5,000 |
| +■ Solid Waste Disposal RB (West Valley MRF) Series 1997A 1.70%, 01/07/04 | 4,560 | 4,560 |
| +■ Solid Waste Disposal RB (Zanker Road Landfill) Series 1999C 1.25%, 01/07/04 | 6,370 | 6,370 |

| Issuer Security Type, Project, Series, Rate, Maturity Date | Face Amount ($ x 1,000) | Value ($ x 1,000) |
|---|---|---|
| +■ Solid Waste Disposal Refunding RB (Waste Management) Series 2002A 1.29%, 01/07/04 | 16,000 | 16,000 |
| **California Public Works Board** | | |
| +▶■ Lease RB Series 1997C (University of California) TOB Series 970503 1.26%, 01/07/04 | 10,900 | 10,900 |
| +▶■ Lease RB Series 1999A TOB Series 1999F 1.15%, 01/07/04 | 9,985 | 9,985 |
| +▶■ Refunding Lease RB (Dept of Corrections) Series 1993A TOB Series 2000D 1.25%, 01/07/04 | 3,000 | 3,000 |
| **California School Cash Reserve Program Auth** | | |
| + 2003 Pool Bonds Series A 0.90%, 07/06/04 | 35,000 | 35,195 |
| 1.05%, 07/06/04 | 50,000 | 50,241 |
| **California Statewide Communities Development Auth** | | |
| +■ COP (SVDP Management) Series 1998 1.07%, 01/07/04 | 5,685 | 5,685 |
| +▶■ COP (Sutter Health Related Group) TOB Series 1999E 1.15%, 01/07/04 | 5,000 | 5,000 |
| +■ IDRB (Biocol Investments) Series 1997B 1.75%, 01/07/04 | 1,500 | 1,500 |
| +■ IDRB (Cowden Metal Stamping & Tooling) Series 1997A 1.75%, 01/07/04 | 1,430 | 1,430 |
| +■ IDRB (Diamond Food Corp) Series 1991 1.75%, 01/07/04 | 665 | 665 |
| +■ IDRB (Golden Valley Grape Juice & Wine) Series 1998 1.20%, 01/07/04 | 1,050 | 1,050 |
| +■ IDRB (Integrated Rolling Co) Series 1999A 1.35%, 01/07/04 | 1,900 | 1,900 |
| +■ IDRB (RL Group) Series 1998C 1.20%, 01/07/04 | 1,715 | 1,715 |

| Issuer Security Type, Project, Series, Rate, Maturity Date | Face Amount ($ x 1,000) | Value ($ x 1,000) |
|---|---|---|
| +▶■ Insured RB (Childrens Hospital Los Angeles) Series 2002B 1.03%, 01/07/04 | 7,800 | 7,800 |
| +■ M/F Housing RB (Agave at Elk Grove Apts) Series 2003DD 1.17%, 01/07/04 | 15,100 | 15,100 |
| +■ M/F Housing RB (Bay Vista at MeadowPark Apts) Series 2003 NN-1 1.18%, 10/15/04 | 7,500 | 7,500 |
| +■ M/F Housing RB (Creekside at MeadowPark Apts) Series 2002HH 1.30%, 01/07/04 | 15,000 | 15,000 |
| +■ M/F Housing RB (Cypress Villa Apts) Series 2000F 1.30%, 01/07/04 | 4,725 | 4,725 |
| +■ M/F Housing RB (Dublin Ranch Senior Apts) Series 2003OO 1.15%, 01/07/04 | 15,090 | 15,090 |
| +■ M/F Housing RB (Emerald Gardens Apts) Series 2000E 1.30%, 01/07/04 | 7,320 | 7,320 |
| +■ M/F Housing RB (Fairway Family Apts) Series 2003PP 1.15%, 01/07/04 | 30,000 | 30,000 |
| +■ M/F Housing RB (Kimberly Woods Apts) Series 1995B 1.18%, 01/07/04 | 13,400 | 13,400 |
| +■ M/F Housing RB (Laurel Park Senior Apts) Series 2002H 1.35%, 01/07/04 | 5,500 | 5,500 |
| +■ M/F Housing RB (Los Padres Apts) Series 2003E 1.30%, 01/07/04 | 10,750 | 10,750 |
| +■ M/F Housing RB (Marlin Cove Apts) Series 2000V 1.17%, 01/07/04 | 8,000 | 8,000 |
| +■ M/F Housing RB (Oakmont of Concord) Series 2002Q 1.36%, 01/07/04 | 25,000 | 25,000 |
| +■ M/F Housing RB (Park David Senior Apts) Series 1999D 1.30%, 01/07/04 | 8,220 | 8,220 |
| +■ M/F Housing RB (Plaza Club Apts) Series 1997A 1.26%, 01/07/04 | 10,290 | 10,290 |

## Portfolio Holdings continued

| Issuer Security Type, Project, Series, Rate, Maturity Date | Face Amount ($ x 1,000) | Value ($ x 1,000) |
|---|---|---|
| +■ M/F Housing RB (Silvercrest Residence) Series 2003EEE 1.20%, 01/07/04 | 13,130 | 13,130 |
| +■ M/F Housing RB (Valley Palms Apts) Series 2002C 1.17%, 01/07/04 | 12,000 | 12,000 |
| +■ M/F Housing RB (Victoria Palm Villa Apts) Series 2003VV 1.30%, 01/07/04 | 34,000 | 34,000 |
| +■ M/F Housing RB (Woodsong Apts) Series 1997B 1.25%, 01/07/04 | 3,227 | 3,227 |
| +■ RB (Biola University) Series 2002B 1.10%, 01/07/04 | 22,600 | 22,600 |
| +■ RB (Elder Care Alliance) Series 2000 1.16%, 01/07/04 | 12,760 | 12,760 |
| +▶■ RB (Gemological Institute) Series 2001 1.20%, 01/07/04 | 34,790 | 34,790 |
| +■ RB (Japanese American National Museum) Series 2000A 1.25%, 01/07/04 | 4,700 | 4,700 |
| +■ RB (Jewish Federation Council of Greater Los Angeles) Series 2000A 1.15%, 01/07/04 | 5,500 | 5,500 |
| ■ RB (Kaiser Permanente) Series 2001A 1.38%, 01/07/04 | 19,000 | 19,000 |
| ■ RB (Kaiser Permanente) Series 2001B 1.00%, 01/07/04 | 25,000 | 25,000 |
| ■ RB (Kaiser Permanente) Series 2002B 1.19%, 01/07/04 | 17,000 | 17,000 |
| ■ RB (Kaiser Permanente) Series 2003A 1.19%, 01/07/04 | 3,000 | 3,000 |
| ■ RB (Kaiser Permanente) Series 2003B 1.19%, 01/07/04 | 8,400 | 8,400 |
| +■ RB (Laurence School) Series 2003 1.10%, 01/07/04 | 4,000 | 4,000 |
| +■ RB (Master's College) Series 2002 1.20%, 01/07/04 | 11,250 | 11,250 |

| Issuer Security Type, Project, Series, Rate, Maturity Date | Face Amount ($ x 1,000) | Value ($ x 1,000) |
|---|---|---|
| +■ RB (National Public Radio) Series 2002 1.15%, 01/07/04 | 7,800 | 7,800 |
| +■ Refunding RB (13th & I Associates) Series 1991 1.75%, 01/07/04 | 4,400 | 4,400 |
| TRAN Series 2003 A-3 1.01%, 06/30/04 | 27,000 | 27,131 |
| **Carlsbad** | | |
| +■ M/F Housing Refunding RB (Santa Fe Ranch Apts) Series 1993A 1.19%, 01/07/04 | 14,400 | 14,400 |
| **Contra Costa Cnty** | | |
| +■ M/F Mortgage RB (El Cerrito Royale) Series 1987A 1.30%, 01/07/04 | 2,480 | 2,480 |
| **Davis Community Facilities District 1992-2** | | |
| +■ Special Tax Bonds (East Davis Mace Ranch Area II) Series 2000 1.22%, 01/07/04 | 3,200 | 3,200 |
| **Desert Sands Unified SD** 2003 GO BAN | | |
| 0.82%, 06/30/04 | 52,000 | 52,238 |
| 1.04%, 06/30/04 | 10,000 | 10,034 |
| **Diamond Bar Public Financing Auth** | | |
| +■ Lease RB (Community Center) Series 2002A 1.20%, 01/07/04 | 9,755 | 9,755 |
| **Dublin Housing Auth** | | |
| +■ M/F Housing RB (Park Sierra At Iron Horse Trail) Series 1998A 1.12%, 01/07/04 | 14,900 | 14,900 |
| **Dublin San Ramon Service District** | | |
| +▶■ Sewer Revenue COP Series 2000 1.18%, 01/07/04 | 15,400 | 15,400 |
| **East Bay Municipal Utility District** | | |
| +▶■ Water System Subordinated Refunding RB Series 2002A 1.05%, 01/07/04 | 14,800 | 14,800 |

| Issuer Security Type, Project, Series, Rate, Maturity Date | Face Amount ($ x 1,000) | Value ($ x 1,000) |
|---|---|---|
| ✚▶■ Water System Subordinated Refunding RB Series 2002B | | |
| 1.08%, 01/07/04 | 9,900 | 9,900 |
| ▶ Water System TECP | | |
| 1.10%, 01/12/04 | 31,300 | 31,300 |
| 1.03%, 01/22/04 | 9,000 | 9,000 |
| 1.00%, 02/25/04 | 21,900 | 21,900 |
| 1.05%, 03/11/04 | 30,000 | 30,000 |
| **Eastern Municipal Water District** | | |
| ✚▶■ Water & Sewer Revenue COP Series 2003B | | |
| 1.20%, 01/07/04 | 25,000 | 25,000 |
| **El Cajon Redevelopment Agency** | | |
| ✚■ M/F Housing RB (Park-Mollison & Madison Apts) Series 1998 | | |
| 1.26%, 01/07/04 | 5,000 | 5,000 |
| **El Camino Community College District** | | |
| ✚▶■ GO Bonds Series 2003A TOB Series 2003-12 | | |
| 1.11%, 07/14/04 | 16,100 | 16,100 |
| **Emeryville Redevelopment Agency** | | |
| ✚■ M/F Housing RB (Bay St Apts) Series 2002A | | |
| 1.26%, 01/07/04 | 33,215 | 33,215 |
| **Fillmore Public Financing Auth** | | |
| ✚■ RB Series 2003A (Central City Redevelopment Area) | | |
| 1.30%, 01/07/04 | 27,775 | 27,775 |
| **Foothill-De Anza Community College District** | | |
| ▶■ GO Bonds Series A TOB Series 2000YY) | | |
| 1.15%, 01/07/04 | 9,985 | 9,985 |
| **Fresno County** | | |
| 2003-04 TRAN | | |
| 0.90%, 06/30/04 | 7,000 | 7,038 |
| **Fresno IDA** | | |
| ✚■ IDRB (Keiser Corp.) Series 1997 | | |
| 1.22%, 01/07/04 | 1,660 | 1,660 |

| Issuer Security Type, Project, Series, Rate, Maturity Date | Face Amount ($ x 1,000) | Value ($ x 1,000) |
|---|---|---|
| **Golden Empire Schools Financing Auth** | | |
| ✚■ Lease RB (Kern High SD) Series 2001 | | |
| 1.12%, 01/07/04 | 10,600 | 10,600 |
| **Hayward** | | |
| ✚▶■ M/F Housing RB (Shorewood Apts) Series 1984A | | |
| 1.20%, 01/07/04 | 19,700 | 19,700 |
| **Hayward Housing Auth** | | |
| ✚■ M/F Mortgage Refunding RB (Huntwood Terrace Apts) Series 1993A | | |
| 1.28%, 01/07/04 | 5,365 | 5,365 |
| **Hercules Public Financing Auth** | | |
| ✚■ Lease RB Series 2003A | | |
| 1.05%, 01/07/04 | 7,000 | 7,000 |
| **Hercules Redevelopment Agency** | | |
| ✚■ IDRB (Pro Media) Series 2000A | | |
| 1.20%, 01/07/04 | 2,500 | 2,500 |
| **Huntington Beach** | | |
| ✚■ M/F Housing RB (Five Points Seniors) Series 1991A | | |
| 1.26%, 01/07/04 | 9,500 | 9,500 |
| **Huntington Park Redevelopment Agency** | | |
| ✚■ M/F Housing RB (Casa Rita Apts) Series 1994A | | |
| 1.26%, 01/07/04 | 4,100 | 4,100 |
| **Irvine Assessment District** | | |
| ✚▶■ Special Assessment District 85-7-I Bonds | | |
| 1.12%, 01/07/04 | 20,000 | 20,000 |
| **Irvine Unified SD** | | |
| ✚■ Special Tax Bonds (South Irvine Communities) Series 2003 | | |
| 1.27%, 01/02/04 | 2,000 | 2,000 |
| **Kern Cnty** | | |
| 2003-04 TRAN | | |
| 0.92%, 06/30/04 | 25,000 | 25,132 |
| ✚■ COP Series 1986A | | |
| 1.10%, 01/07/04 | 2,200 | 2,200 |

## Portfolio Holdings continued

| Issuer<br>Security Type, Project, Series,<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| **Lodi** | | |
| ✚◗■ Electric System Revenue COP Series 2002A | | |
| 1.03%, 01/07/04 | 38,360 | 38,360 |
| **Long Beach Harbor Facilities Corp** | | |
| ✚◗ Harbor RB Series 2002A | | |
| 0.97%, 05/14/04 | 13,095 | 13,240 |
| ✚◗ Harbor RB Series 2002B | | |
| 4.00%, 05/15/04 | 56,560 | 58,143 |
| ◗ Harbor TECP Series A | | |
| 0.95%, 01/08/04 | 17,250 | 17,250 |
| 1.05%, 02/05/04 | 10,000 | 10,000 |
| **Long Beach Housing Auth** | | |
| ✚■ M/F Housing Refunding RB (Channel Point Apts) Series 1998A | | |
| 1.25%, 01/07/04 | 7,000 | 7,000 |
| **Long Beach Unified SD** | | |
| ✚◗■ Capital Improvement Refinancing COP Series 2001 | | |
| 1.25%, 01/07/04 | 30,965 | 30,965 |
| **Los Angeles** | | |
| ✚◗■ GO Refunding Bonds Series 1998A TOB Series PA-554 | | |
| 1.25%, 01/07/04 | 3,150 | 3,150 |
| ✚■ M/F Housing RB (Beverly Park Apts) Series 1988A | | |
| 1.30%, 01/07/04 | 34,000 | 34,000 |
| ✚■ M/F Housing RB (Channel Gateway Apts) Issue 1989B | | |
| 1.30%, 01/07/04 | 67,700 | 67,700 |
| ✚■ M/F Housing RB (Fountain Park Phase II) Series 2000B | | |
| 1.09%, 01/07/04 | 33,615 | 33,615 |
| ✚■ M/F Housing RB (Fountain Park) Series 1999P | | |
| 1.09%, 01/07/04 | 37,300 | 37,300 |
| ✚■ M/F Housing RB (Studio Colony) Series 1985C | | |
| 1.25%, 01/07/04 | 15,521 | 15,521 |
| ✚■ M/F Housing RB Series 1985K | | |
| 1.15%, 01/07/04 | 12,455 | 12,455 |
| ✚■ M/F Housing Refunding RB (Tri-City) Series 2001I | | |
| 1.09%, 01/07/04 | 3,700 | 3,700 |
| ✚◗■ Wastewater System Subordinate Refunding RB Series 2003B TOB Series 234 | | |
| 1.26%, 01/07/04 | 14,995 | 14,995 |
| ◗ Wastewater System TECP | | |
| 0.92%, 01/15/04 | 20,000 | 20,000 |
| 0.93%, 01/15/04 | 5,000 | 5,000 |
| 1.04%, 01/20/04 | 34,000 | 34,000 |
| 0.93%, 01/21/04 | 36,875 | 36,875 |
| **Los Angeles Airport Department** | | |
| ✚ Los Angeles International Airport TECP Series A | | |
| 1.00%, 01/09/04 | 3,000 | 3,000 |
| ✚ Los Angeles International Airport TECP Series B | | |
| 1.00%, 01/09/04 | 2,500 | 2,500 |
| **Los Angeles Cnty** | | |
| ✚■ COP (LA County Museum of Art) Series 1985A | | |
| 1.10%, 01/07/04 | 1,100 | 1,100 |
| ✚■ COP (LA County Museum of Art) Series 1985B | | |
| 1.10%, 01/07/04 | 1,100 | 1,100 |
| ✚◗■ Pension Obligation Refunding RB Series 1996A | | |
| 1.03%, 01/07/04 | 16,000 | 16,000 |
| **Los Angeles Cnty Housing Auth** | | |
| ✚■ M/F Housing RB (Malibu Canyon Apts) Series 1985B | | |
| 1.23%, 01/07/04 | 28,520 | 28,520 |
| **Los Angeles Cnty Metropolitan Transportation Auth** | | |
| ✚◗■ Sales Tax RB Series 1997A TOB Series 1998B | | |
| 1.15%, 01/07/04 | 23,830 | 23,830 |
| ✚◗■ Sales Tax Refunding RB Series 1992A | | |
| 1.03%, 01/07/04 | 8,050 | 8,050 |
| ✚ Second Subordinate Sales Tax Revenue TECP Series A | | |
| 0.93%, 01/08/04 | 25,267 | 25,267 |
| ✚◗■ Senior Sales Tax RB Series 2001A TOB Series 2003-4 | | |
| 1.10%, 01/07/04 | 12,600 | 12,600 |

 *See financial notes.*

| Issuer<br>Security Type, Project, Series,<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| ✚◗■ Senior Sales Tax Refunding RB Series 2001B TOB Series 20010504 | | |
| 1.26%, 01/07/04 | 24,750 | 24,750 |
| **Los Angeles Community College District** | | |
| ✚ GO Refunding Bonds Series 2003A | | |
| 0.90%, 08/01/04 | 27,890 | 28,067 |
| **Los Angeles Community Redevelopment Agency** | | |
| ✚■ M/F Housing RB (Metropolitan Lofts Apts) Series 2002A | | |
| 1.33%, 01/07/04 | 17,750 | 17,750 |
| ✚■ M/F Housing Refunding RB (Promenade Towers) Series 2000 | | |
| 1.20%, 01/07/04 | 39,600 | 39,600 |
| **Los Angeles Convention & Exhibition Center Auth** | | |
| ✚◗■ Refunding Lease RB Series 2003B2 | | |
| 0.97%, 01/07/04 | 4,000 | 4,000 |
| ✚◗■ Refunding Lease RB Series 2003E | | |
| 0.97%, 01/07/04 | 41,700 | 41,700 |
| **Los Angeles County Capital Asset Leasing Corp** | | |
| ✚ Lease Revenue TECP | | |
| 0.93%, 01/12/04 | 17,500 | 17,500 |
| 0.93%, 01/20/04 | 6,000 | 6,000 |
| 1.05%, 03/11/04 | 9,400 | 9,400 |
| **Los Angeles County Schools Pooled Financing Program** | | |
| ✚ 2003-04 Pooled TRAN COP Series A | | |
| 0.92%, 06/30/04 | 12,000 | 12,049 |
| **Los Angeles Dept. of Water and Power** | | |
| ◗■ Electric Plant RB Series 2000 TOB Series 2000-370 | | |
| 1.23%, 01/07/04 | 11,620 | 11,620 |
| ◗■ Power System RB Series 2001B-1 | | |
| 1.20%, 01/07/04 | 36,300 | 36,300 |
| ◗■ Power System RB Series 2001B-2 | | |
| 1.06%, 01/07/04 | 35,300 | 35,300 |
| ✚◗■ Power System RB Series 2001A TOB Series 20010503 | | |
| 1.26%, 01/07/04 | 24,750 | 24,750 |
| ✚◗■ Power System RB Series 2001A-1 TOB Series 184 | | |
| 1.26%, 01/07/04 | 15,000 | 15,000 |
| ◗■ Power System RB Series 2001A-1 TOB Series PA-1087 | | |
| 1.27%, 01/07/04 | 7,120 | 7,120 |
| ✚◗■ Water System RB Series 2001A TOB Series 2001-754 | | |
| 1.23%, 01/07/04 | 12,707 | 12,707 |
| ✚◗■ Water Works RB Series 1999 TOB Series 1999I | | |
| 1.15%, 01/07/04 | 22,090 | 22,090 |
| **Los Angeles Harbor Department** | | |
| ◗ TECP Series B | | |
| 0.95%, 01/27/04 | 22,192 | 22,192 |
| 1.10%, 02/10/04 | 11,194 | 11,194 |
| **Los Angeles Unified SD** | | |
| ✚◗■ GO Bonds Series 1999C TOB Series 1999-7 | | |
| 1.14%, 01/07/04 | 15,400 | 15,400 |
| ✚◗■ GO Bonds Series 2003A TOB Series PT-1730 | | |
| 1.25%, 01/07/04 | 30,000 | 30,000 |
| **Los Angeles Wastewater System** | | |
| ✚◗■ RB Series 1998A TOB Series 1998-25 | | |
| 1.16%, 01/07/04 | 17,000 | 17,000 |
| ✚◗■ Refunding RB Series 2002A TOB Series 2002J | | |
| 1.13%, 01/07/04 | 12,245 | 12,245 |
| ✚◗■ Subordinate Refunding RB Series 2001A | | |
| 1.15%, 12/09/04 | 30,000 | 30,000 |
| ✚◗■ Subordinate Refunding RB Series 2001B | | |
| 1.15%, 12/09/04 | 24,600 | 24,600 |
| ✚◗■ Subordinate Refunding RB Series 2001C | | |
| 1.15%, 12/09/04 | 24,065 | 24,065 |

*See financial notes.*

## Portfolio Holdings continued

| Issuer Security Type, Project, Series, Rate, Maturity Date | Face Amount ($ x 1,000) | Value ($ x 1,000) |
|---|---|---|
| +▶■ Subordinate Refunding RB Series 2001D 1.15%, 12/09/04 | 7,550 | 7,550 |
| **Los Rios Community College District** 2003-04 TRAN 1.03%, 11/06/04 | 21,000 | 21,171 |
| **M-S-R Public Power Agency** +▶■ Subordinate Lien RB (San Juan) Series 1997D 1.25%, 01/07/04 | 2,500 | 2,500 |
| +▶■ Subordinate Lien RB (San Juan) Series 1997E 1.20%, 01/07/04 | 5,000 | 5,000 |
| **Madera Cnty** +■ Lease RB (Madera Municipal Golf Course Refinancing) Series 1993 1.20%, 01/07/04 | 3,150 | 3,150 |
| **Martinez** +■ M/F Housing Refunding RB (Muirwood Garden Apts) Series 2003A 1.12%, 01/07/04 | 6,800 | 6,800 |
| **Modesto City SD** + GO Refunding Bonds Series 2003 0.95%, 08/01/04 | 2,115 | 2,140 |
| **Modesto High SD** + GO Refunding Bonds Series 2003 0.95%, 08/01/04 | 2,000 | 2,024 |
| **Mount San Jacinto Winter Park Auth** +■ COP (1998 Palm Springs Aerial Tramway) 1.25%, 01/07/04 | 7,600 | 7,600 |
| +■ COP (Palm Springs Aerial Tramway) Series 2000B 1.25%, 01/07/04 | 2,900 | 2,900 |
| **Northern California Power Agency** +▶■ Hydroelectric Project #1 Refunding RB Series 2003A 1.11%, 01/07/04 | 9,500 | 9,500 |

| Issuer Security Type, Project, Series, Rate, Maturity Date | Face Amount ($ x 1,000) | Value ($ x 1,000) |
|---|---|---|
| **Northern California Transmission Agency** +▶■ Transmission Project Refunding RB Series 2002A 1.06%, 01/07/04 | 9,800 | 9,800 |
| **Oakland** 2003-2004 TRAN 0.93%, 07/29/04 | 38,160 | 38,392 |
| +▶■ Insured RB (180 Harrison Foundation) Series 1999A TOB Series 2000M 1.15%, 01/07/04 | 4,500 | 4,500 |
| **Oceanside** +■ M/F Mortgage RB (Riverview Springs Apts) Series 1990A 1.26%, 01/07/04 | 12,470 | 12,470 |
| **Orange Cnty** +■ Apartment Development RB (Jess L. Frost) Series 1985B 1.12%, 01/07/04 | 10,200 | 10,200 |
| +■ Apartment Development RB Issue 1985U (Hon Development Corp) Series C 1.23%, 01/07/04 | 13,300 | 13,300 |
| +■ Apartment Development Refunding RB (Vintage Woods) Series 1998H 1.25%, 01/07/04 | 10,000 | 10,000 |
| +■ Apartment Development Refunding RB (WLCO LF Partners) Series 1998G 1.25%, 01/07/04 | 14,100 | 14,100 |
| +■ Apartment Development Refunding RB (Pointe Niguel) Series 1992C 1.20%, 01/07/04 | 19,300 | 19,300 |
| +■ COP (Florence Crittenton Services) Series 1990 1.11%, 01/07/04 | 5,500 | 5,500 |
| **Orange Cnty** +■ Apartment Development Refunding RB (Villa La Paz) Series 1998F 1.20%, 01/07/04 | 15,900 | 15,900 |

| Issuer<br>Security Type, Project, Series,<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| ✚■ Apartment Development Refunding RB (Villas Aliento) Series 1998E 1.20%, 01/07/04 | 4,500 | 4,500 |
| **Orange Cnty Local Transp Auth** | | |
| ✚ Sales Tax Revenue TECP 1.00%, 02/13/04 | 42,000 | 42,000 |
| **Orange Cnty Sanitation District** | | |
| ✚◗■ Refunding COP Series 1992 1.20%, 01/07/04 | 15,300 | 15,300 |
| ◗■ Refunding COP Series 2000B 1.27%, 01/02/04 | 2,800 | 2,800 |
| **Orange County Housing Auth** | | |
| ✚■ Apartment Development RB (Lantern Pines) Series 1985CC 1.15%, 01/07/04 | 14,700 | 14,700 |
| **Oxnard Financing Auth** | | |
| ✚◗■ Lease RB Series 2003B 1.20%, 01/07/04 | 14,750 | 14,750 |
| **Palo Alto Unified SD** | | |
| ◗■ GO Bonds Series B TOB Series 1997R 1.15%, 01/07/04 | 6,000 | 6,000 |
| **Pasadena** | | |
| ✚◗■ COP (City Hall & Park Improvements) Series 2003 1.20%, 01/07/04 | 35,290 | 35,290 |
| **Peninsula Corridor Joint Powers Board** | | |
| Grant Anticipation Notes 2003D 1.15%, 11/19/04 | 12,000 | 12,023 |
| **Peralta Community College District** | | |
| BAN Series 2003 1.12%, 03/04/04 | 28,500 | 28,501 |
| **Petaluma Community Development Commission** | | |
| ✚■ M/F Housing RB (Oakmont) Series 1996A 1.35%, 01/07/04 | 3,450 | 3,450 |
| **Pinole Redevelopment Agency** | | |
| ✚■ M/F Housing RB (East Bluff Apts) Series 1998A 1.35%, 01/07/04 | 4,959 | 4,959 |
| **Pleasant Hill** | | |
| ✚■ M/F Mortgage RB (Brookside Apts) Series 1988A 1.08%, 01/07/04 | 4,500 | 4,500 |
| **Pleasanton** | | |
| ✚■ M/F Housing RB (Busch Senior Housing) Series 2003A 1.17%, 01/07/04 | 13,360 | 13,360 |
| **Port of Oakland** | | |
| ✚◗■ RB Series 2000K TOB Series 2000JJ 1.20%, 01/07/04 | 15,000 | 15,000 |
| ✚◗■ RB Series 2000K TOB Series PA-663R 1.29%, 01/07/04 | 8,415 | 8,415 |
| **Rancho California Water District Financing Auth** | | |
| ✚◗■ RB Series 2001B 1.05%, 01/07/04 | 7,800 | 7,800 |
| **Redwood City** | | |
| ✚■ COP (City Hall) Series 1998 1.25%, 01/07/04 | 2,195 | 2,195 |
| **Riverside Cnty Housing Auth** | | |
| ✚■ M/F Housing RB (Victoria Springs Apts) Series 1989C 1.26%, 01/07/04 | 9,000 | 9,000 |
| ✚■ M/F Housing RB (Briarwood Apts) Series 1985C 1.12%, 01/07/04 | 4,500 | 4,500 |
| ✚■ M/F Housing Refunding RB (Tyler Springs Apts) Series 1999C 1.12%, 01/07/04 | 8,300 | 8,300 |
| **Riverside Cnty IDA** | | |
| ✚■ IDRB (Cal-Mold) Series 1997 1.50%, 01/07/04 | 3,070 | 3,070 |
| **Roseville Electric System** | | |
| ✚◗■ Electric System Revenue COP Series 2002 1.18%, 01/07/04 | 30,365 | 30,365 |
| **Roseville Joint Union High SD** | | |
| ✚◗■ COP Series 2003 1.10%, 01/07/04 | 6,300 | 6,300 |

*See financial notes.*

## Portfolio Holdings continued

| Issuer<br>Security Type, Project, Series,<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| **Sacramento Cnty** | | |
| 2003-2004 TRAN Series A<br>0.95%, 07/30/04 | 77,000 | 77,463 |
| ✚■ COP (Administration Center &<br>Courthouse) Series 1990<br>1.25%, 01/07/04 | 7,665 | 7,665 |
| ✚■ Special Facilities Airport RB<br>(Cessna Aircraft Co) Series<br>1998<br>1.25%, 01/07/04 | 3,300 | 3,300 |
| **Sacramento Cnty Housing Auth** | | |
| ✚■ M/F Housing RB (Carlton Plaza<br>Senior Apts) Series 2003E<br>1.31%, 01/07/04 | 14,000 | 14,000 |
| ✚■ M/F Housing RB (Hidden Oaks<br>Apts) Series 1999C<br>1.30%, 01/07/04 | 6,300 | 6,300 |
| ✚■ M/F Housing Refunding RB<br>(Chesapeake Commons Apts)<br>Series 2001C<br>1.26%, 01/07/04 | 28,000 | 28,000 |
| **Sacramento Cnty Sanitation<br>District** | | |
| ▶■ RB Series 2000A TOB Series<br>2000-366<br>1.23%, 01/07/04 | 12,445 | 12,445 |
| ▶■ RB Series 2000A TOB Series<br>PA-694R<br>1.25%, 01/07/04 | 6,090 | 6,090 |
| **Sacramento Housing Auth** | | |
| ✚■ M/F Housing RB (St. Anton<br>Building Apts) Series 2003I<br>1.15%, 01/07/04 | 8,000 | 8,000 |
| **Sacramento Redevelopment<br>Agency** | | |
| ✚■ M/F Housing RB (18th & L<br>Apts) Series 2002E<br>1.30%, 01/07/04 | 10,525 | 10,525 |
| **Salinas** | | |
| ✚■ Apartment Development RB<br>(Mariner Village) Series 1985B<br>1.20%, 01/07/04 | 2,825 | 2,825 |
| **San Diego Housing Auth** | | |
| ✚■ M/F Housing RB (La Cima Apts)<br>Series 1985K<br>1.20%, 01/07/04 | 9,140 | 9,140 |

| Issuer<br>Security Type, Project, Series,<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| ✚■ M/F Housing RB (Nobel Court<br>Apts) Series 1985L<br>1.20%, 01/07/04 | 15,815 | 15,815 |
| ✚■ M/F Mortgage Refunding RB<br>(Creekside Villa Apts) Issue<br>1999B<br>1.26%, 01/07/04 | 6,000 | 6,000 |
| **San Diego Unified SD** | | |
| 2003-2004 TRAN Series A<br>1.00%, 06/30/04 | 10,900 | 10,953 |
| ✚▶■ GO Bonds Series 2002D TOB<br>Series 2002-28<br>1.10%, 05/12/04 | 12,280 | 12,280 |
| ✚▶■ GO Bonds Series 2003E TOB<br>Series 2003-26<br>1.10%, 01/07/04 | 20,165 | 20,165 |
| **San Francisco Airports<br>Commission** | | |
| ✚▶■ Second Series RB Series 18B<br>TOB Series 2000-476<br>1.23%, 01/07/04 | 16,255 | 16,255 |
| ✚▶■ Second Series RB Series 24A<br>TOB Series PA-662<br>1.33%, 01/07/04 | 12,670 | 12,670 |
| **San Francisco City & Cnty** | | |
| ✚■ M/F Housing Refunding RB (City<br>Heights Apts) Series 1997A<br>1.18%, 01/07/04 | 16,800 | 16,800 |
| ✚■ M/F Housing Refunding RB<br>(Post St Towers) Series 2000A<br>1.15%, 01/07/04 | 17,000 | 17,000 |
| **San Francisco City & Cnty<br>Finance Corporation** | | |
| ✚▶■ Lease RB (Moscone Center<br>Expansion) Series 2000-1<br>1.25%, 01/07/04 | 10,000 | 10,000 |
| ✚▶■ Lease RB (Moscone Center<br>Expansion) Series 2000-2<br>1.18%, 01/07/04 | 11,000 | 11,000 |
| **San Francisco City & Cnty<br>Redevelopment Agency** | | |
| ✚■ Community Facilities District #4<br>RB (Mission Bay North) Series<br>2002-North<br>1.07%, 01/07/04 | 23,440 | 23,440 |

| Issuer<br>Security Type, Project, Series,<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| +■ M/F Housing RB (3rd & Mission) Series 1999C | | |
| 1.25%, 01/07/04 | 21,500 | 21,500 |
| +■ M/F Housing RB (Ocean Beach Apts) Series 2001B | | |
| 1.20%, 01/07/04 | 4,335 | 4,335 |
| +■ M/F Housing Refunding RB (Fillmore Center) Series 1992A2 | | |
| 1.07%, 01/07/04 | 3,750 | 3,750 |
| **San Joaquin Cnty Transportation Auth** | | |
| + Sales Tax Revenue TECP | | |
| 0.93%, 03/11/04 | 19,000 | 19,000 |
| 0.93%, 03/12/04 | 23,000 | 23,000 |
| **San Jose** | | |
| +◗■ GO Bonds Series 2002 (Libraries, Parks & Public Safety) TOB Series 2001-760 | | |
| 1.23%, 01/07/04 | 11,223 | 11,223 |
| +■ M/F Housing RB (Almaden Family Apts) Series 2003D | | |
| 1.30%, 01/07/04 | 5,000 | 5,000 |
| +■ M/F Housing RB (Almaden Lake Village Apts) Series 1997A | | |
| 1.26%, 01/07/04 | 15,900 | 15,900 |
| +■ M/F Housing RB (Betty Anne Gardens Apts), Series 2002A | | |
| 1.14%, 01/07/04 | 11,000 | 11,000 |
| +■ M/F Housing RB (El Paseo Apts) Series 2002B | | |
| 1.14%, 01/07/04 | 5,000 | 5,000 |
| +■ M/F Housing RB (Siena at Renaissance Square Apts) Series 1996A | | |
| 1.30%, 01/07/04 | 21,500 | 21,500 |
| **San Jose Financing Authority** | | |
| +◗■ Lease RB (Hayes Mansion Phase III) Series 2001D | | |
| 1.07%, 01/07/04 | 10,800 | 10,800 |
| **San Jose Redevelopment Agency** | | |
| +■ M/F Housing RB (101 San Fernando Apts) Series 1998A | | |
| 1.20%, 01/07/04 | 38,000 | 38,000 |
| +■ RB (Merged Area Redevelopment) Series 1996B | | |
| 1.15%, 01/07/04 | 6,000 | 6,000 |
| +◗■ Tax Allocation Bonds (Merged Area Redevelopment) Series 1993 TOB Series 158 | | |
| 1.24%, 01/07/04 | 30,095 | 30,095 |
| **San Juan Unified SD** | | |
| 2003-04 TRAN | | |
| 1.03%, 11/06/04 | 40,000 | 40,326 |
| **San Marcos Redevelopment Agency** | | |
| +■ M/F Housing RB (Grandon Village) Series 2002A | | |
| 1.12%, 01/07/04 | 13,500 | 13,500 |
| **Sanger Public Finance Authority** | | |
| +■ Refunding RB (Utility System) Series 2002A | | |
| 1.20%, 01/07/04 | 10,000 | 10,000 |
| **Santa Barbara Cnty** | | |
| 2003-2004 TRAN Series A | | |
| 0.80%, 07/23/04 | 11,000 | 11,073 |
| **Santa Clara** | | |
| +◗■ Electric RB Series 1985C | | |
| 1.20%, 01/07/04 | 15,800 | 15,800 |
| **Santa Clara Cnty** | | |
| +■ M/F Housing Refunding RB (Briarwood Apts) Series 1996B | | |
| 1.25%, 01/07/04 | 12,400 | 12,400 |
| +■ M/F Housing Refunding RB (Grove Garden Apts) Series 1997A | | |
| 1.25%, 01/07/04 | 14,000 | 14,000 |
| **Santa Clara Valley Water District** | | |
| +◗■ Refunding & Improvement COP Series 1994A TOB Series 2000-411 | | |
| 1.23%, 01/07/04 | 15,120 | 15,120 |
| **Santa Cruz Cnty** | | |
| Santa Cruz County, California 2003/2004 Tax and Revenue Anticipation Notes | | |
| 1.11%, 07/01/04 | 15,400 | 15,467 |
| **Santa Fe Springs IDA** | | |
| +■ IDRB (Tri-West) Series 1983 | | |
| 1.15%, 02/02/04 | 4,000 | 4,000 |

*See financial notes.*

## Portfolio Holdings continued

| Issuer<br>Security Type, Project, Series,<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| **Santa Rosa Housing Auth** | | |
| ✦▪ M/F Housing RB (Apple Creek Apts) Series 1985E<br>1.15%, 01/07/04 | 17,140 | 17,140 |
| ✦▪ M/F Housing RB (Quail Run Apts) Series 1997A<br>1.35%, 01/07/04 | 4,710 | 4,710 |
| **Sonoma Cnty** | | |
| 2003-04 TRAN<br>0.99%, 09/30/04 | 60,000 | 60,446 |
| **South Coast Local Education Agencies** | | |
| Pooled TRAN Participations Series 2003A<br>1.03%, 06/30/04 | 10,000 | 10,047 |
| **South Placer Wastewater Auth** | | |
| ✦▶▪ Wastewater RB Series B<br>1.18%, 01/07/04 | 29,500 | 29,500 |
| **South San Francisco** | | |
| ✦▪ M/F Housing RB Series 1987A (Magnolia Plaza Apts)<br>1.17%, 01/07/04 | 5,500 | 5,500 |
| **Southern California Home Financing Auth** | | |
| ▶▪ S/F Mortgage RB Draw Down Series 2002 TOB Series PT-629<br>1.33%, 01/07/04 | 28,350 | 28,350 |
| **Southern California Metropolitan Water District** | | |
| ▶▪ Water RB Series 1997B<br>1.20%, 01/07/04 | 15,700 | 15,700 |
| ▶▪ Water RB Series 1997C<br>1.25%, 01/07/04 | 15,000 | 15,000 |
| ▶▪ Water RB Series 1999A TOB Series 19990<br>1.15%, 01/07/04 | 18,500 | 18,500 |
| ▶▪ Water RB Series 1999C<br>1.25%, 01/07/04 | 4,100 | 4,100 |
| ▶▪ Water RB Series 2000 B-1<br>1.27%, 01/02/04 | 4,700 | 4,700 |
| ▶▪ Water RB Series 2000 B-2<br>1.05%, 01/07/04 | 2,850 | 2,850 |
| ✦▶▪ Water Refunding RB Series 1996A<br>1.20%, 01/07/04 | 16,800 | 16,800 |

| Issuer<br>Security Type, Project, Series,<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| ▶▪ Water Refunding RB Series 2001 B-1<br>1.18%, 01/07/04 | 45,100 | 45,100 |
| ▶▪ Water Refunding RB Series 2001 B-2<br>1.18%, 01/07/04 | 15,500 | 15,500 |
| ▶▪ Water Refunding RB Series 2002A<br>1.25%, 01/07/04 | 8,900 | 8,900 |
| ▶▪ Water Refunding RB Series 2003 C-1<br>1.15%, 01/07/04 | 6,500 | 6,500 |
| ▶▪ Water Refunding RB Series 2003 C-2<br>1.15%, 01/07/04 | 10,000 | 10,000 |
| ▶▪ Water Refunding RB Series 2003 C-3<br>1.15%, 01/07/04 | 12,000 | 12,000 |
| **Southern California Public Power Auth** | | |
| ✦▶▪ Power Project Subordinate Refunding RB (Palo Verde) Series 1996B<br>1.03%, 01/07/04 | 1,100 | 1,100 |
| ✦▶▪ Subordinate Refunding RB (Southern Transmission) Series 2000A<br>1.10%, 01/07/04 | 6,500 | 6,500 |
| ✦▶▪ Subordinate Refunding RB (Southern Transmission) Series 2001A<br>1.10%, 01/07/04 | 16,795 | 16,795 |
| ✦▪ Transmission Project Subordinate Refunding RB Series 1991<br>1.03%, 01/07/04 | 13,500 | 13,500 |
| **Stanislaus Cnty** | | |
| 2003-04 TRAN<br>0.99%, 10/14/04 | 45,000 | 45,353 |
| **Stockton** | | |
| ✦▪ Arch Road East Community Facilities District No. 99-02 Special Tax Bonds Series 1999<br>1.22%, 01/07/04 | 1,430 | 1,430 |
| **Sunnyvale** | | |
| ✦▶▪ COP (Government Center Site Acquisition) Series 2001A<br>1.20%, 01/07/04 | 13,280 | 13,280 |

| Issuer Security Type, Project, Series, Rate, Maturity Date | Face Amount ($ x 1,000) | Value ($ x 1,000) |
|---|---|---|
| **Union City** | | |
| +■ M/F Housing Refunding RB (Greenhaven Apts) Series 1997A | | |
| 1.25%, 01/07/04 | 10,975 | 10,975 |
| **University of California** | | |
| +▸■ General RB Series 2003A TOB Series PT-872 | | |
| 1.25%, 01/07/04 | 8,265 | 8,265 |
| ▸■ RB (Multiple Purpose) Series K TOB Series 20000504 | | |
| 1.26%, 01/07/04 | 19,430 | 19,430 |
| +▸■ RB (Multiple Purpose) Series O TOB Series 2001-762 | | |
| 1.23%, 01/07/04 | 7,495 | 7,495 |
| TECP Series A | | |
| 1.05%, 01/08/04 | 13,545 | 13,545 |
| 0.90%, 01/22/04 | 25,200 | 25,200 |
| **Vallecitos Water District** | | |
| +■ Water Revenue COP (Twin Oaks Reservoir) Series 1998 | | |
| 1.10%, 01/07/04 | 18,700 | 18,700 |
| **Ventura Cnty** | | |
| 2003-04 TRAN | | |
| 0.90%, 07/01/04 | 25,000 | 25,074 |
| **Vernon Electric System** | | |
| +■ Electric System RB (Malburg Generating Station) Series 2003A | | |
| 1.20%, 01/07/04 | 11,000 | 11,000 |
| **Victor Valley Community College District** | | |
| +■ COP Series 1997 | | |
| 1.18%, 01/07/04 | 53,450 | 53,450 |
| **Vista IDA** | | |
| +■ IDRB (Desalination Systems) Series 1995 | | |
| 1.17%, 01/07/04 | 4,240 | 4,240 |
| **West Sacramento Community Facilities District #6** | | |
| +■ Special Tax Bonds Series 1997A | | |
| 1.72%, 01/07/04 | 3,635 | 3,635 |
| **Western Municipal Water District Facilities Auth** | | |
| +▸■ RB Series 2002A | | |
| 1.10%, 01/07/04 | 20,400 | 20,400 |

| Issuer Security Type, Project, Series, Rate, Maturity Date | Face Amount ($ x 1,000) | Value ($ x 1,000) |
|---|---|---|
| **Western Placer Unified SD** | | |
| + COP (School Facilities) Series 2003 | | |
| 1.25%, 01/07/04 | 9,000 | 9,000 |
| **Westminister Redevelopment Agency** | | |
| +■ M/F Housing RB (Brookhurst Royale Senior Assisted Living) Series 2000A | | |
| 1.75%, 01/07/04 | 7,700 | 7,700 |
| **Westminster** | | |
| +▸■ COP (Civic Center Refunding) Series 1998A | | |
| 1.25%, 01/07/04 | 3,610 | 3,610 |
| **Westminster Redevelopment Agency** | | |
| +▸■ Commercial Redevelopment Project No. 1 Tax Allocation Refunding RB Series 1997 | | |
| 1.25%, 01/07/04 | 8,960 | 8,960 |
| | | **7,070,457** |
| | | |
| **Puerto Rico 1.7%** | | |
| **Government Development Bank of Puerto Rico** | | |
| TECP Series 1997 | | |
| 1.05%, 03/10/04 | 12,812 | 12,812 |
| **Puerto Rico** | | |
| +▸■ Public Improvement & Refunding Bonds Series 2000 TOB Series 3 | | |
| 1.11%, 01/07/04 | 2,315 | 2,315 |
| +▸■ Public Improvement Bonds Series 2001A TOB Series 2001R | | |
| 1.13%, 01/07/04 | 4,435 | 4,435 |
| +▸■ Public Improvement Bonds Series 2001B TOB Series 204 | | |
| 1.26%, 01/07/04 | 7,295 | 7,295 |
| +▸■ Public Improvement Refunding Bonds Series 2001A TOB Series 232 | | |
| 1.26%, 01/07/04 | 14,995 | 14,995 |
| +▸■ Public Improvement Refunding Bonds Series 2002A TOB Series 124 | | |
| 1.35%, 01/07/04 | 4,995 | 4,995 |

## Portfolio Holdings continued

| Issuer<br>Security Type, Project, Series,<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| **Puerto Rico Electric Power Auth** | | |
| ✛▶■ Power RB Series HH TOB Series 147 | | |
| 1.26%, 01/07/04 | 5,000 | 5,000 |
| ✛▶■ Power RB Series HH TOB Series 164 | | |
| 1.26%, 01/07/04 | 6,565 | 6,565 |
| ✛▶■ Power RB Series II TOB Series<br>20025101 | | |
| 1.28%, 01/07/04 | 7,405 | 7,405 |
| **Puerto Rico HFC** | | |
| ✛▶■ M/F Mortgage RB Portfolio A<br>Series I TOB Series 97C5101 | | |
| 1.14%, 01/07/04 | 5,015 | 5,015 |
| ✛▶■ M/F Mortgage RB Portfolio A<br>Series I TOB Series 97C5102 | | |
| 1.14%, 01/07/04 | 6,965 | 6,965 |
| **Puerto Rico Highway and<br>Transportation Auth** | | |
| ✛▶■ Highway RB Series Y TOB<br>Series 66 | | |
| 1.14%, 01/07/04 | 8,600 | 8,600 |
| ✛▶■ Highway Refunding RB Series<br>AA TOB Series 227) | | |
| 1.26%, 01/07/04 | 3,995 | 3,995 |
| ✛▶■ Subordinated Transportation RB<br>Series 2003 TOB Series 247 | | |
| 1.26%, 01/07/04 | 4,180 | 4,180 |
| ✛▶■ Transportation RB Series 2000B<br>TOB Series 2000FFF | | |
| 1.15%, 01/07/04 | 4,965 | 4,965 |
| **Puerto Rico Infrastructure<br>Financing Auth** | | |
| ▶■ Special Obligation Bonds Series<br>2000A TOB Series 20005101 | | |
| 1.26%, 01/07/04 | 20,000 | 20,000 |
| ✛▶■ Special Tax RB Series 1997A<br>PA-498 | | |
| 1.22%, 01/07/04 | 3,290 | 3,290 |
| | | **122,827** |

**End of investments.** For totals, please see the first
page of holdings for this fund.

Statement of
## Assets and Liabilities

As of December 31, 2003. All numbers x 1,000 except NAV.

### Assets

| | |
|---|---:|
| Investments, at value | $7,193,284 |
| Cash | 321 |
| Receivables: | |
|    Fund shares sold | 28,517 |
|    Interest | 22,795 |
| Prepaid expenses | + 45 |
| **Total assets** | **7,244,962** |

### Liabilities

| | |
|---|---:|
| Payables: | |
|    Fund shares redeemed | 14,049 |
|    Dividends to shareholders | 271 |
|    Investment adviser and administrator fees | 65 |
|    Transfer agent and shareholder service fees | 66 |
| Accrued expenses | + 319 |
| **Total liabilities** | **14,770** |

### Net Assets

| | |
|---|---:|
| **Total assets** | 7,244,962 |
| **Total liabilities** | − 14,770 |
| **Net assets** | **$7,230,192** |

### Net Assets by Source

| | |
|---|---:|
| Capital received from investors | 7,231,655 |
| Net realized capital losses | (1,463) |

### Net Asset Value (NAV) by Share Class

| Share Class | Net Assets | ÷ | Shares Outstanding | = | NAV |
|---|---:|:---:|---:|:---:|---:|
| Sweep Shares | $4,169,448 | | 4,170,777 | | $1.00 |
| Value Advantage Shares | $3,060,744 | | 3,060,993 | | $1.00 |

Unless stated, all numbers x 1,000.

The amortized cost for the fund's securities was $7,193,284. During the reporting period, the fund had $1,493,442 in transactions with other SchwabFunds®.

**Federal Tax Data**

| | |
|---|---:|
| **Cost basis of portfolio** | $7,193,284 |

**Unused capital losses:**

| Expires 12/31 of: | Loss amount: |
|---|---:|
| 2008 | $955 |
| 2011 | + 508 |
| | **$1,463** |

*See financial notes.* 25

Statement of
## Operations

For January 1, 2003 through December 31, 2003. All numbers x 1,000.

### Investment Income

| | | |
|---|---|---|
| Interest | | **$80,064** |

### Net Realized Gains and Losses

| | | |
|---|---|---|
| Net realized losses on investments sold | | **(322)** |

### Expenses

| | | |
|---|---|---|
| Investment adviser and administrator fees | | 25,713 |
| Transfer agent and shareholder service fees: | | |
| Sweep Shares | | 18,471 |
| Value Advantage Shares | | 6,943 |
| Trustees' fees | | 53 |
| Custodian and portfolio accounting fees | | 570 |
| Professional fees | | 42 |
| Registration fees | | 69 |
| Shareholder reports | | 236 |
| Other expenses | + | 50 |
| Total expenses | | 52,147 |
| Expense reduction | – | 11,264 |
| **Net expenses** | | **40,883** |

### Increase in Net Assets from Operations

| | | |
|---|---|---|
| **Total investment income** | | 80,064 |
| **Net expenses** | – | 40,883 |
| **Net investment income** | | **39,181** |
| **Net realized losses** | + | (322) |
| **Increase in net assets from operations** | | **$38,859** |

Unless stated, all numbers x 1,000.

Calculated on a graduated basis as a percentage of average daily net assets: 0.38% of the first $1 billion, 0.35% over $1 billion, 0.32% over $10 billion, 0.30% over $20 billion and 0.27% over $40 billion.

Calculated as a percentage of average daily net assets as follows:

**Transfer Agent Services:**

| **Share Class** | **% of Average Daily Net Assets** |
|---|---|
| Sweep Shares | 0.25 |
| Value Advantage Shares | 0.05 |

**Shareholder Services:**

| **Share Class** | **% of Average Daily Net Assets** |
|---|---|
| Sweep Shares | 0.20 |
| Value Advantage Shares | 0.17 |

These fees are paid to Charles Schwab & Co.

For the fund's independent trustees only.

Includes $10,033 from the investment adviser (CSIM) and $1,231 from the transfer agent and shareholder service agent (Schwab). These reductions reflect a guarantee by CSIM and Schwab to limit the annual operating expenses of this fund through at least April 30, 2004, as follows:

| **Share Class** | **% of Average Daily Net Assets** |
|---|---|
| Sweep Shares | 0.65 |
| Value Advantage Shares | 0.45 |

This limit doesn't include interest, taxes and certain non-routine expenses.

 *See financial notes.*

Statements of
## Changes in Net Assets

For the current and prior report periods. All numbers x 1,000.

Unless stated, all numbers x 1,000.

### Operations

| | 1/1/03–12/31/03 | 1/1/02–12/31/02 |
|---|---|---|
| Net investment income | $39,181 | $59,336 |
| Net realized gains or losses | + (322) | 419 |
| **Increase in net assets from operations** | **38,859** | **59,755** |

### Distributions Paid

#### Dividends from Net Investment Income

| | | |
|---|---|---|
| Sweep Shares | 18,595 | 31,864 |
| Value Advantage Shares | + 20,586 | 27,472 |
| **Total dividends from net investment income** | **39,181** | **59,336** |

### Transactions in Fund Shares

Because all transactions in this section took place at $1.00 per share, figures for share quantities are the same as for dollars.

#### Shares Sold

| | | |
|---|---|---|
| Sweep Shares | 13,539,485 | 12,462,311 |
| Value Advantage Shares | + 3,354,779 | 3,283,142 |
| **Total shares sold** | **16,894,264** | **15,745,453** |

#### Shares Reinvested

| | | |
|---|---|---|
| Sweep Shares | 18,322 | 31,365 |
| Value Advantage Shares | + 19,098 | 26,012 |
| **Total shares reinvested** | **37,420** | **57,377** |

#### Shares Redeemed

| | | |
|---|---|---|
| Sweep Shares | (13,443,811) | (12,335,422) |
| Value Advantage Shares | + (3,394,287) | (2,791,080) |
| **Total shares redeemed** | **(16,838,098)** | **(15,126,502)** |
| **Net transactions in fund shares** | **93,586** | **676,328** |

Represents shares sold plus shares reinvested, minus shares redeemed.

### Net Assets

| | | |
|---|---|---|
| Beginning of period | 7,136,928 | 6,460,181 |
| Total increase | + 93,264 | 676,747 |
| **End of period** | **$7,230,192** | **$7,136,928** |

Represents the changes in net assets from operations plus the changes in value of transactions in fund shares, minus distributions paid.

*See financial notes.* 27

# Financial Notes

## Business Structure of the Fund

**The fund discussed in this report is a series of The Charles Schwab Family of Funds™, a no-load, open-end management investment company.** The company is organized as a Massachusetts business trust and is registered under the Investment Company Act of 1940, as amended. The sidebar shows the fund in this report and its trust.

**The fund offers two share classes:** Sweep Shares and Value Advantage Shares. Shares of each class represent interests in the same portfolio, but each class has different expenses and investment minimums.

Shares are bought and sold at $1.00 per share. Each share has a par value of 1/1,000 of a cent, and the trust may issue as many shares as necessary.

## Fund Operations

Most of the fund's investments are described in sections earlier in this report. However, there are certain other investments and policies that may affect a fund's financials. The most significant of these are described below. Other policies concerning the fund's business operations also are described here.

**The fund declares dividends every day it is open for business.** These dividends, which are equal to the fund's net investment income for that day, are paid out to shareholders once a month. The fund may make distributions from any net realized capital gains once a year.

**The fund may buy securities on a delayed-delivery basis.** In these transactions, the fund agrees to buy a security for a stated price, with settlement generally occurring within two weeks. If the security's value falls before settlement occurs, the fund could end up paying more for the security than its market value at the time of settlement. The fund has set aside sufficient securities as collateral for those securities bought on a delayed-delivery basis.

**The fund pays fees to affiliates of the investment adviser for various services.** Through its trust, the fund has agreements with Charles Schwab Investment Management, Inc. (CSIM) to provide investment advisory and administrative services and with Charles Schwab & Co., Inc. (Schwab) to provide transfer agent and shareholder services.

Although these agreements specify certain fees for these services, CSIM and Schwab have made additional agreements with the fund that may limit the total expenses charged. The rates and limitations for these fees are described in the fund's Statement of Operations.

**The fund may engage in certain transactions involving affiliates.** The fund may make direct transactions with certain other SchwabFunds® when practical. When one fund is seeking to sell a security that another is

---

### The Trust and Its Funds

This list shows all of the funds included in The Charles Schwab Family of Funds. The funds discussed in this report are highlighted.

**The Charles Schwab Family of Funds**
organized October 20, 1989
Schwab Money Market Fund
Schwab Government Money Fund
Schwab U.S. Treasury Money Fund
Schwab Value Advantage Money Fund®
Schwab Municipal Money Fund
Schwab California Municipal Money Fund
Schwab New York Municipal Money Fund
Schwab New Jersey Municipal Money Fund
Schwab Pennsylvania Municipal Money Fund
Schwab Florida Municipal Money Fund
Schwab Massachusetts Municipal Money Fund
Schwab Institutional Advantage Money Fund®
Schwab Retirement Money Fund®
Schwab Government Cash Reserves

seeking to buy, an interfund transaction can allow both funds to benefit by reducing transaction costs. This practice is limited to funds that share the same investment adviser, trustees and officers.

Pursuant to an exemptive order issued by the SEC, the funds may enter into interfund borrowing and lending transactions within the SchwabFunds®. All loans are for temporary or emergency purposes only. The interest rate charged on the loan is the average of the overnight repurchase agreement rate and the short-term bank loan rate. The interfund lending facility is subject to the oversight and periodic review of the Board of Trustees of the SchwabFunds®.

**Trustees may include people who are officers and/or directors of the investment adviser or Schwab.** Federal securities law limits the percentage of such "interested persons" who may serve on a trust's board, and the trust was in compliance with these limitations throughout the report period. The trust did not pay any of these persons for their service as trustees, but it did pay non-interested persons (independent trustees), as noted in each fund's Statement of Operations.

**The funds may borrow money from banks and custodians.** The funds may obtain temporary bank loans through the trust to which they belong, to use for meeting shareholder redemptions or for extraordinary or emergency purposes. The trusts have custodian overdraft facilities and line of credit arrangements of $150 million and $100 million with PNC Bank, N.A. and Bank of America, N.A., respectively. The funds pay interest on the amounts they borrow at rates that are negotiated periodically.

**The fund intends to meet federal income and excise tax requirements for regulated investment companies.** Accordingly, the fund distributes substantially all of its net investment income and net realized capital gains (if any) to its respective shareholders each year. As long as the fund meets the tax requirements, it is not required to pay federal income tax.

**Under the fund's organizational documents, its officers and trustees are indemnified against certain liability arising out of the performance of their duties to the fund.** In addition, in the normal course of business the fund enters into contracts with its vendors and others that provide general indemnifications. The fund's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the fund. However, based on experience, the fund expects the risk of loss to be remote.

## Accounting Policies

The following are the main policies the fund uses in preparing its financial statements.

**The fund values its securities at amortized cost**, which approximates market value.

**Security transactions** are recorded as of the date the order to buy or sell the security is executed.

**Interest income** is recorded as it accrues. If the fund bought a debt instrument at a discount (that is, for less than its face value) or a premium (more than face value), it amortizes the discount or premium from the current date up to maturity. The fund then increases (in the case of discounts) or reduces (in the case of premiums) the income it records from the security. If the security is callable (meaning that the issuer has the option to pay it off before its maturity date), then the fund amortizes the premium to the security's call date and price, rather than the maturity date and price.

**Realized gains and losses** from security transactions are based on the identified costs of the securities involved.

**Expenses** that are specific to the fund or a class are charged directly to the fund or class. Expenses that are common to all funds within the trust generally are allocated among the funds in proportion to their average daily net assets.

29

**For funds offering multiple share classes,** all of the realized and unrealized gains or losses and net investment income, other than class specific expenses, are allocated daily to each class in proportion to its net assets.

**The fund maintains its own account for purposes of holding assets and accounting**, and is considered a separate entity for tax purposes. Within its account, the fund also keeps certain assets in segregated accounts, as may be required by securities law.

**The accounting policies described above conform with accounting principles generally accepted in the United States of America.** Notwithstanding this, shareholders should understand that in order to follow these principles, fund management has to make estimates and assumptions that affect the information reported in the financial statements. It's possible that once the results are known, they may turn out to be different from these estimates.

# Report of Independent Auditors

**To the Board of Trustees and Shareholders of:**
Schwab California Municipal Money Fund

In our opinion, the accompanying statement of assets and liabilities, including the portfolio holdings, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of Schwab California Municipal Money Fund (one of the portfolios constituting The Charles Schwab Family of Funds, (hereafter referred to as the "Fund") at December 31, 2003, and the results of its operations for the year then ended, the changes in its net assets and the financial highlights for each of the periods presented, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Fund's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 2003 by correspondence with the custodian and brokers, provide a reasonable basis for our opinion.

**PricewaterhouseCoopers LLP**
San Francisco, CA
February 6, 2004

# Fund Trustees

A fund's Board of Trustees is responsible for protecting the interests of that fund's shareholders. The tables below give information about the people who serve as trustees and officers for the SchwabFunds®, including the funds covered in this report. Trustees remain in office until they resign, retire or are removed by shareholder vote.[1]

Under the Investment Company Act of 1940, any officer, director, or employee of Schwab or CSIM is considered an "interested person," meaning that he or she is considered to have a business interest in Schwab or CSIM. These individuals are listed as "interested trustees." The "independent trustees" are individuals who, under the 1940 Act, are not considered to have a business interest in Schwab or CSIM.

Each of the SchwabFunds (of which there were 49 as of 12/31/03) belongs to one of these trusts: The Charles Schwab Family of Funds, Schwab Investments, Schwab Capital Trust or Schwab Annuity Portfolios. Currently all these trusts have the same trustees and officers. The address for all trustees and officers is 101 Montgomery Street, San Francisco, CA 94104. You can find more information about the trustees and officers in the Statement of Additional Information, which is available free by calling 1-800-435-4000.

| Individuals Who Are Interested Trustees and Officers of the Trust | | |
| --- | --- | --- |
| **Name and Birthdate** | **Trust Position(s); Trustee Since** | **Main Occupations and Other Directorships and Affiliations** |
| **Charles R. Schwab**[2] 7/29/37 | Chair, Trustee: Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994. | Chair, Director, The Charles Schwab Corp.; CEO, Director, Schwab Holdings, Inc.; Chair, Director, Charles Schwab & Co., Inc.; Charles Schwab Investment Management, Inc.; Chair, Charles Schwab Holdings, Inc. I, Schwab International Holdings, Inc.; Director, U.S. Trust Corp., United States Trust Co. of New York, The Gap, Inc. (clothing retailer), Siebel Systems (software); Trustee, Stanford University. *Until 6/03:* Director, Xsign, Inc. (electronic payment systems). *Until 5/03:* Co-Chair, The Charles Schwab Corporation. *Until 5/02:* Director, Vodafone AirTouch PLC (telecom). *Until 3/02:* Director, Audiobase, Inc. (Internet audio solutions). *Until 7/01:* Director, The Charles Schwab Trust Company. *Until 1/99:* Director, Schwab Retirement Plan Services, Inc., Mayer & Schweitzer, Inc. (securities brokerage subsidiary of The Charles Schwab Corp.), Performance Technologies, Inc. (technology), TrustMark, Inc. |

[1] The SchwabFunds retirement policy requires that independent trustees elected after January 1, 2000 retire at age 72 or after twenty years of service as a trustee, whichever comes first. Independent trustees elected prior to January 1, 2000 will retire on the following schedule: Messrs. Holmes and Dorward will retire on December 31, 2007, and Messrs. Stephens and Wilsey will retire on December 31, 2010.

[2] In addition to their positions with the investment adviser and the distributor, Ms. Lepore and Messrs. Schwab and Lyons, as well as some of Mr. Lyons's immediate family members, also own stock of The Charles Schwab Corporation.

Schwab California Municipal Money Fund

## Individuals Who Are Interested Trustees but Not Officers of the Trust

| Name and Birthdate | Trustee Since | Main Occupations and Other Directorships and Affiliations |
|---|---|---|
| **Dawn G. Lepore**[1]<br>3/21/54 | Trustee:2003<br>(all trusts) | Vice Chair, EVP, The Charles Schwab Corp.; *Until 10/01:* CIO, The Charles Schwab Corporation. *Until 1999:* EVP, The Charles Schwab Corporation. Director, Wal-Mart Stores, eBay, Inc. |
| **Jeffrey M. Lyons**[1]<br>2/22/55 | Trustee: 2002<br>(all trusts). | EVP, Asset Management Products and Services, Charles Schwab & Co., Inc. *Until 9/01:* EVP, Mutual Funds, Charles Schwab & Co., Inc. |

## Individuals Who Are Officers of the Trust but Not Trustees

| Name and Birthdate | Trust Office(s) Held | Main Occupations and Other Directorships and Affiliations |
|---|---|---|
| **Randall W. Merk**<br>7/25/54 | President, CEO<br>(all trusts). | President, CEO, Charles Schwab Investment Management, Inc; EVP, Charles Schwab & Co., Inc.; Director, Charles Schwab Worldwide Funds PLC, Charles Schwab Asset Management (Ireland) Ltd. *Until 9/02:* President, CIO, American Century Investment Management; Director, American Century Cos., Inc. *Until 6/01:* CIO, Fixed Income, American Century Cos., Inc. *Until 1997:* SVP, Director, Fixed Income and Quantitative Equity Portfolio Management, Twentieth Century Investors, Inc. |
| **Tai-Chin Tung**<br>3/7/51 | Treasurer, Principal Financial Officer<br>(all trusts). | SVP, CFO, Charles Schwab Investment Management, Inc.; VP, The Charles Schwab Trust Co.; Director, Charles Schwab Asset Management (Ireland) Ltd., Charles Schwab Worldwide Funds PLC. |
| **Stephen B. Ward**<br>4/5/55 | SVP, Chief Investment Officer<br>(all trusts). | SVP, Chief Investment Officer, Director, Charles Schwab Investment Management, Inc.; CIO, The Charles Schwab Trust Co. |
| **Koji E. Felton**<br>3/13/61 | Secretary<br>(all trusts). | SVP, Chief Counsel, Assistant Corporate Secretary, Charles Schwab Investment Management, Inc. *Until 6/98:* Branch Chief in Enforcement, U.S. Securities and Exchange Commission, San Francisco. |

[1] In addition to their positions with the investment adviser and the distributor, Ms. Lepore and Messrs. Schwab and Lyons, as well as some of Mr. Lyons's immediate family members, also own stock of The Charles Schwab Corporation.

Schwab California Municipal Money Fund

| Individuals Who Are Independent Trustees | | |
|---|---|---|
| **Name and Birthdate** | **Trustee Since** | **Main Occupations and Other Directorships and Affiliations** |
| **Mariann Byerwalter**<br>8/13/60 | 2000 (all trusts). | Chair, JDN Corp. Advisory LLC; Trustee, Stanford University, Director, America First Cos., (venture capital/fund management), Redwood Trust, Inc. (mortgage finance), Stanford Hospitals and Clinics, SRI International (research), PMI Group, Inc. (mortgage insurance), Lucile Packard Children's Hospital. *2001:* Special Advisor to the President, Stanford University. *Until 2002:* Director, LookSmart, Ltd. (Internet infrastructure). *Until 2001:* VP, Business Affairs, CFO, Stanford University. |
| **Donald F. Dorward**<br>9/23/31 | Family of Funds, 1989;<br>Investments, 1991;<br>Capital Trust, 1993;<br>Annuity Portfolios, 1994. | CEO, Dorward & Associates (management, marketing and communications consulting). *Until 1999:* EVP, Managing Director, Grey Advertising. |
| **William A. Hasler**<br>11/22/41 | 2000 (all trusts). | Co-CEO, Aphton Corp. (bio-pharmaceuticals). Director, Non-Executive Chairman, Solectron Corp. (manufacturing), Airlease Ltd. (aircraft leasing), Mission West Properties (commercial real estate), Stratex Networks (telecommunications); Public Governor, Member, executive committee, Pacific Stock & Options Exchange. Director, Digital Microwave Corp. (network equipment). *Until 1998:* Dean, Haas School of Business, University of California, Berkeley. |
| **Robert G. Holmes**<br>5/15/31 | Family of Funds, 1989;<br>Investments, 1991;<br>Capital Trust, 1993;<br>Annuity Portfolios, 1994. | Chair, CEO, Director, Semloh Financial, Inc. (international financial services and investment advice). |
| **Gerald B. Smith**<br>9/28/50 | 2000 (all trusts). | Chair, CEO, Founder, Smith Graham & Co. (investment advisors); Director, Pennzoil-Quaker State Co. (oil and gas), Rorento N.V. (investments—Netherlands), Cooper Industries (electrical products); Member, audit committee, Northern Border Partners, L.P. (energy). |
| **Donald R. Stephens**<br>6/28/38 | Family of Funds, 1989;<br>Investments, 1991;<br>Capital Trust, 1993;<br>Annuity Portfolios, 1994. | Managing Partner, D.R. Stephens & Co. (investments). *Until 1996:* Chair, CEO, North American Trust (real estate investments). |
| **Michael W. Wilsey**<br>8/18/43 | Family of Funds, 1989;<br>Investments, 1991;<br>Capital Trust, 1993;<br>Annuity Portfolios, 1994. | Chair, CEO, Wilsey Bennett, Inc. (transportation, real estate and investments). |

# Glossary

**agency discount notes**  Notes issued by federal agencies —known as Government Sponsored Enterprises, or GSEs —at a discount to their value at maturity. An agency discount note is a short-term investment alternative offering a high degree of credit quality.

**Alternative Minimum Tax (AMT)**  A federal income tax designed to limit the extent to which high-income taxpayers (including individuals, estates, trusts and corporations) can benefit from certain deductions and exemptions. For example, some types of income that are exempt from regular federal income tax are not exempt from the AMT.

**asset-backed security**  A bond or other debt security that represents ownership in a pool of debt obligations such as credit card debt.

**bond**  A security representing a loan from the investor to the issuer. A bond typically pays interest at a fixed rate (the "coupon rate") until a specified date (the "maturity date"), at which time the issuer returns the money borrowed ("principal" or "face value") to the bondholder. Because of their structure, bonds are sometimes called "fixed income securities" or "debt securities."

**bond anticipation notes**  Obligations sold by a municipality on an interim basis in anticipation of the municipality's issuance of a longer-term bond in the future.

**capital gain, capital loss**  The difference between the amount paid for an investment and its value at a later time. If the investment has been sold, the capital gain or loss is considered a realized gain or loss. If the investment is still held, the gain or loss is still "on paper" and is considered unrealized.

**commercial paper**  Promissory notes issued by banks, corporations, state and local governments and other entities to finance short-term credit needs. These securities generally are structured on a discounted basis but sometimes may be interest-bearing notes. Commercial paper, which may be unsecured, is subject to credit risk.

**credit-enhanced security**  A security that is backed by the credit of an entity other than the issuer (such as a financial institution). Credit enhancements, which can equal up to 100% of the security's value, are designed to help lower the risk of default on a security and may also make the security more liquid.

**credit quality**  The capacity of an issuer to make its interest and principal payments. Federal regulations strictly limit the credit quality of the securities a money market fund can buy.

**credit ratings**  Debt issuers, including corporations, states and municipalities, may arrange with a recognized independent rating organization, such as Moody's Investor Service, Standard & Poor's and Fitch, Inc., to rate their creditworthiness and/or the creditworthiness of their debt issues. For example, an issuer may obtain a long-term rating within the investment grade rating category, which is, from high to low, AAA, AA, A and BBB for Standard & Poor's and Fitch, and Aaa, Aa, A and Baa for Moody's.

**credit risk**  The risk that a debt issuer may be unable to pay interest or principal to its debtholders.

**dollar-weighted average maturity (DWAM)**  See weighted average maturity.

**effective yield**  A measurement of a fund's yield that assumes that all dividends were reinvested in additional shares of the fund.

## Portfolio terms

To help reduce the space occupied by the portfolio holdings, we use the following terms. Most of them appear within descriptions of individual securities in municipal funds, and describe features of the issuer or the security. Some of these are more fully defined elsewhere in the Glossary.

**ACES** Adjustable convertible extendable security
**BAN** Bond anticipation note
**COP** Certificate of participation
**GAN** Grant anticipation note
**GO** General obligation
**HDA** Housing Development Authority
**HFA** Housing Finance Agency
**IDA** Industrial Development Authority
**IDB** Industrial Development Board
**IDRB** Industrial Development Revenue Bond
**M/F** Multi-family
**RAN** Revenue anticipation note
**RB** Revenue bond
**S/F** Single-family
**TAN** Tax anticipation note
**TECP** Tax-exempt commercial paper
**TOB** Tender option bond
**TOBP** Tender option bond partnership
**TRAN** Tax and revenue anticipation note
**VRD** Variable-rate demand

**expense ratio** The amount that is taken from a mutual fund's assets each year to cover the fund's operating expenses. An expense ratio of 0.50% means that a fund's expenses amount to half of one percent of its average net assets a year.

**face value** The value of a bond, note, mortgage or other security as given on the certificate or instrument. Face value is also referred to as par value or nominal value.

**illiquid securities** A security is generally considered illiquid if it cannot be disposed of promptly (typically within seven days) and in the ordinary course of business at approximately the amount at which a fund has valued the instrument.

**interest** Payments to holders of debt securities as compensation for loaning a security's principal to the issuer.

**liquidity-enhanced security** A security that when tendered is paid from funds advanced by an entity other than the issuer (such as a large financial institution). Liquidity enhancements are often used on variable-rate securities where the portfolio manager has an option to tender the securities prior to their final maturity.

**maturity** Generally, the date a debt security is scheduled to be "retired" and its principal amount returned to the bondholder.

**money market securities** High-quality, short-term debt securities that may be issued by entities such as the U.S. government, corporations and financial institutions (such as banks). Money market securities include commercial paper, promissory notes, certificates of deposit, banker's acceptances, notes and time deposits.

**municipal securities** Debt securities issued by a state, its counties, municipalities, authorities and other subdivisions, or the territories and possessions of the United States and the District of Columbia, including their subdivisions, agencies and instrumentalities and corporations. These securities may be issued to obtain money for various public purposes, including the construction of a wide range of public facilities such as airports, bridges, highways, housing, hospitals, mass transportation, public utilities, schools, streets, and water and sewer works.

**net asset value per share (NAV)** The value of one share of a mutual fund. NAV is calculated by taking the fund's total assets, subtracting liabilities, and dividing by the number of shares outstanding. Money funds seek to maintain a steady NAV of $1.00.

**outstanding shares, shares outstanding** When speaking of a company or mutual fund, indicates all shares currently held by investors.

**restricted securities** A security that is subject to contractual restrictions on resale and may be sold only to "qualified institutional buyers" under Securities Act Rule 144A. These securities are often purchased in private placement transactions.

**revenue anticipation notes** Obligations that are issued in expectation of the receipt of revenue, such as income taxes, property taxes, etc.

**section 3c7 securities** Section 3c7 of the Investment Company Act of 1940 (the "1940 Act") exempts certain issuers from many regulatory requirements applicable to investment companies under the 1940 Act. An issuer whose outstanding securities are exclusively owned by "qualified purchasers" and who is not making or proposing to make a public offering of the securities may qualify for this exemption.

**section 4(2)/144A securities** A security exempt from registration under Section 4(2) of the Securities Act of 1933. It may be sold only to qualified institutional buyers under Securities Act Rule 144A.

**taxable-equivalent yield** The yield an investor would need to get from a taxable investment in order to match the yield paid by a given tax-exempt investment, once the effect of all applicable taxes is taken into account. For example, if your tax rate were 25%, a tax-exempt investment paying 4.5% would have a taxable-equivalent yield for you of 6.0% (4.5% ÷ [1 - 0.25%] = 6.0%).

**total return** The percentage that an investor would have earned or lost on an investment in the fund assuming dividends and distributions were reinvested.

**tax anticipation notes** Notes that typically are sold to finance the cash flow needs of municipalities in anticipation of the receipt of taxes on a future date.

**Tier 1, Tier 2** Tier 1 is the highest category of credit quality, Tier 2 the second highest. A security's tier can be established either by an independent rating organization or by a determination of the investment adviser. Money market fund shares and U.S. government securities are automatically considered Tier 1 securities.

**weighted average maturity** For mutual funds, the maturity of all the debt securities in its portfolio, calculated as a weighted average. As a rule, the longer a fund's weighted average maturity, the greater its interest rate risk. Money funds are required to maintain a weighted average maturity of no more than 90 days.

**yield** The income paid out by an investment, expressed as an annual rate and calculated as a percentage of the investment's market value.

# Contact Schwab

SchwabFunds® offers you a complete family of mutual funds, each one based on a clearly defined investment approach and using disciplined management strategies.

Actively managed funds include multi-manager stock funds, a fund that uses long-short strategies, and a range of taxable and tax-free bond funds. Index funds include large-cap, small-cap and international stock funds. The list at right shows all currently available SchwabFunds.

Whether you're an experienced investor or just starting out, SchwabFunds can help you achieve your financial goals. Please call 1-800-435-4000 for a prospectus and brochure for any SchwabFund. Please read the prospectus carefully before you invest. This report must be preceded or accompanied by a current prospectus.

### Methods for Placing Orders

The following information outlines how Schwab investors can place orders. If you are investing through a third-party investment provider, methods for placing orders may be different.

**Internet**[1]
www.schwab.com

**Schwab by Phone™**[2]
Use our automated voice service or speak to a representative. Call **1-800-435-4000,** day or night (for TDD service, call **1-800-345-2550**).

**TeleBroker®**
Automated touch-tone phone service at **1-800-272-4922.**

**Mail**
Write to SchwabFunds at:
P.O. Box 3812
Englewood, CO  80155-3812
When selling or exchanging shares, be sure to include the signatures of at least one of the persons whose name is on the account.

[1] Shares of Sweep Investments™ may not be purchased directly over the Internet.

[2] Orders placed in person or through a telephone representative may be subject to a service fee payable to Schwab.

## The SchwabFunds Family®

### Stock Funds
Schwab S&P 500 Fund
Schwab 1000 Fund®
Schwab Small-Cap Index Fund®
Schwab Total Stock Market Index Fund®
Schwab International Index Fund®
Schwab Core Equity Fund™
Schwab Dividend Equity Fund™
Schwab Small-Cap Equity Fund™
Schwab Hedged Equity Fund™
Schwab Focus Funds
   Communications Focus Fund
   Financial Services Focus Fund
   Health Care Focus Fund
   Technology Focus Fund
Schwab MarketMasters Funds™
   Schwab U.S. MarketMasters Fund™
   Schwab Small-Cap MarketMasters Fund™
   Schwab International MarketMasters Fund™
   Schwab Balanced MarketMasters Fund™

### Asset Allocation Funds
Schwab MarketTrack Portfolios®
   Schwab MarketTrack All Equity Portfolio™
   Schwab MarketTrack Growth Portfolio™
   Schwab MarketTrack Balanced Portfolio™
   Schwab MarketTrack Conservative Portfolio™

### Bond Funds
Schwab YieldPlus Fund®
Schwab Short-Term Bond Market Fund™
Schwab Total Bond Market Fund™
Schwab GNMA Fund™
Schwab Short/Intermediate Tax-Free Bond Fund™
Schwab Long-Term Tax-Free Bond Fund™
Schwab California Short/Intermediate
   Tax-Free Bond Fund™
Schwab California Long-Term Tax-Free Bond Fund™

### Schwab Money Funds
Schwab offers an array of money market funds that seek high current income consistent with safety and liquidity.[3] Choose from taxable or tax-advantaged alternatives. Many can be linked to your Schwab account to "sweep" cash balances automatically, subject to availability, when you're between investments. Or, for your larger cash reserves, choose one of our Value Advantage Investments®.

[3] Investments in money market funds are neither insured nor guaranteed by the Federal Deposit Insurance Corporation (FDIC) or any other government agency and, although they seek to preserve the value of your investment at $1 per share, it is possible to lose money.



charles SCHWAB

**Investment Adviser**
Charles Schwab Investment Management, Inc.
101 Montgomery Street, San Francisco, CA 94104

**Distributor**
SchwabFunds®
P.O. Box 3812, Englewood, CO 80155–3812

Printed on recycled paper.

REG26569

# Schwab Money Funds

**Annual Report**
December 31, 2003

Schwab Money Market Fund

Schwab Government
Money Fund

Schwab U.S. Treasury
Money Fund

Schwab Value Advantage
Money Fund®

*charles* SCHWAB

# In This Report

Fund investment adviser: Charles Schwab Investment Management, Inc. (CSIM).
Distributor and transfer agent: Charles Schwab & Co., Inc. (Schwab).

# From the Chairman



Charles R. Schwab
Chairman

In 1989, we founded SchwabFunds® on the belief that mutual funds represent an important tool for investors. Money funds, for example, are especially well-suited for the cash portion of your portfolio when you are seeking capital preservation or liquidity.

Over the past few years, mutual funds have faced a number of challenges, affecting both their performance and investor perception. Yet recently we have seen signs of positive change. The economy and the stock market have shown increasing strength. And while much remains to be done within the fund industry, the industry has been moving quickly to assess and improve its operations and its investor safeguards.

As a firm, we continue to change as well. Our capabilities are evolving in ways that allow us to offer investors more choices and better ways to do business with us. I'm enthusiastic about these changes because they're designed to offer benefits for our fund shareholders.

One thing that hasn't changed is my belief in mutual funds. Mutual funds still offer all the features that have made them so popular: diversification, liquidity, convenience, low investment minimums, and professional management. For individual investors especially, I believe mutual funds continue to be one of the most cost-effective investment vehicles available.

To date, millions of Americans have successfully relied on mutual funds as an important way to invest for retirement security, their children's education, and other financial goals. We remain optimistic that mutual funds will continue to do the same for millions more Americans in the years to come.

Sincerely,

Charles R. Schwab

# Management's Discussion for the year ended December 31, 2003



**Randall W. Merk** is President and CEO of Charles Schwab Investment Management, Inc. and is president of each of the funds covered in this report. He joined the firm in August 2002, bringing with him 24 years of experience in the asset management industry.

Dear Shareholder:

In today's current low-interest-rate environment, it's tempting to ask whether money funds still have a place in an investment portfolio.

It's a fair question, but I'd suggest the answer is not as obvious as it may seem. Money funds are designed to offer several potential benefits. If you're like many investors, your asset allocation calls for a portion of your portfolio to be in cash. If the purpose of that allocation is to offer capital preservation or liquidity, or to help reduce the impact of market volatility on your portfolio, then money funds probably still make sense for you, regardless of the yield environment.

Here at SchwabFunds®, we're proud of our seasoned fund managers and their ability to work as a team. Our managers have an average of over 16 years of experience in the investment management industry. I'm also proud to say that we're in the process of building on that experience: by expanding our selection of mutual funds, adding new share classes, and offering new, competitively priced alternatives.

Thirty years ago, Charles Schwab founded his firm with a vision to create the most useful and ethical financial services firm in the world. We live by that philosophy every day.

Your investment in SchwabFunds is an indication of the trust you place in us. As the managers of your money, we have a special obligation to live up to that trust. I have enjoyed the opportunity to respond to several shareholder inquiries, and I hope you'll let us know how we're doing.

I want to thank you for investing with us and want to assure you that we strive relentlessly to operate our business with the highest ethical standards and an unwavering commitment to serve you, our SchwabFunds shareholders.

Sincerely,

*Randall W. Merk*



**Linda Klingman,** a vice president of the investment adviser and senior portfolio manager, has overall responsibility for the management of the Money Market and Value Advantage Money funds. She joined the firm in 1990 and has managed money market funds since 1988.

**Mike Neitzke,** a portfolio manager, has day-to-day responsibility for management of the Money Market and Value Advantage Money funds. Prior to joining the firm in March 2001, he worked for more than 15 years in the financial services industry as a portfolio manager.



**Karen Wiggan,** a vice president of the investment adviser and senior portfolio manager, has been responsible for day-to-day management of the Government Money and U.S. Treasury Money funds since 1999. She joined the firm in 1987 and has worked in fixed-income portfolio management since 1991.

## The Investment Environment and the Funds

**During 2003, the U.S. economy began to gather strength, especially during the second half of the year.** In the months before the war in Iraq (which began in March 2003), the economy remained in a holding pattern, as businesses and investors adopted a wait-and-see stance. Once the combat phase drew to an end, America began to pay more attention to the economy, which by year-end appeared to be recovering.

**Seeking additional protection against the risk of deflation, the Federal Reserve (the Fed) cut short-term interest rates by 0.25% in June.** This brought the Fed funds target rate to a 45-year low of 1.00%. Short-term interest rates began plummeting in May in anticipation of the Fed's rate cut but quickly began a modest recovery and ended the year somewhat above their mid-year lows. Nevertheless, money fund yields remained close to historically low levels.

**Falling interest rates pushed money fund yields to new lows** (see next page for fund yield information). Within this challenging interest rate environment, we took what measures we could to gain incrementally higher yields for the funds.

For example, we were able to take advantage of modest fluctuations in yields of one-year securities. These fluctuations appeared to be driven by shifts in the market's outlook on the economic recovery. The funds bought longer-term money market securities when, in our view, they offered an attractive yield compared to their shorter maturity counterparts. Because of this, the funds' weighted average maturities were often longer than the average for their peer group during the report period.[1]

**During the period, the securities of Freddie Mac came under pressure as news of potential earnings restatements arose.** Our analysis indicated that the creditworthiness of these securities was not in doubt. As a result, the funds increased their holdings of these securities at yields comparable to CDs and commercial paper.

**As of the end of the report period, neither deflation nor inflation appeared to be immediate risks.** In our view, the main questions facing the market were: how strong is the economy, when might inflation return, and when might the Fed increase short-term rates?

Nothing in this report represents a recommendation of a security by the investment adviser. Manager views and portfolio holdings may have changed since the report date.
[1] Source: iMoney Net, Inc. First Tier Retail Category, 12/31/03.

## Performance and Fund Facts as of 12/31/03

### Seven-Day Yields[1]

The seven-day yields are calculated using standard SEC formulas. The effective yield includes the effect of reinvesting daily dividends. Please remember that money market fund yields fluctuate, and that past performance is not an indication of future results.

| | Money Market Fund | Government Money Fund | U.S. Treasury Money Fund | Value Advantage Money Fund | | |
|---|---|---|---|---|---|---|
| | | | | Investor Shares | Select Shares® | Institutional Shares |
| **Seven-Day Yield**[1] | 0.39% | 0.37% | 0.36% | 0.69% | 0.79% | 0.90% |
| **Seven-Day Yield –No Waiver**[2] | 0.35% | 0.29% | 0.19% | 0.58% | 0.58% | 0.58% |
| **Seven-Day Effective Yield** | 0.39% | 0.37% | 0.36% | 0.69% | 0.79% | 0.90% |

### Statistics

Money funds must maintain a dollar-weighted average maturity of no longer than 90 days, and cannot invest in any security whose effective maturity is longer than 397 days (approximately 13 months).

| | Money Market Fund | Government Money Fund | U.S. Treasury Money Fund | Value Advantage Money Fund |
|---|---|---|---|---|
| **Weighted Average Maturity** | 57 days | 50 days | 76 days | 56 days |
| **Credit Quality of Holdings** % of portfolio | 100% Tier 1 | 100% Tier 1 | 100% Tier 1 | 100% Tier 1 |

An investment in a money fund is neither insured nor guaranteed by the Federal Deposit Insurance Corporation (FDIC) or any other government agency. Although money funds seek to preserve the value of your investment at $1 per share, it is possible to lose money by investing in a money fund.

Portfolio holdings may have changed since the report date.

[1] Fund expenses have been partially absorbed by CSIM and Schwab.

[2] Yield if fund expenses had not been partially absorbed by CSIM and Schwab.

# Schwab Money Market Fund

## Financial Statements

### Financial Highlights

| | 1/1/03–<br>12/31/03 | 1/1/02–<br>12/31/02 | 1/1/01–<br>12/31/01 | 1/1/00–<br>12/31/00 | 1/1/99–<br>12/31/99 |
|---|---|---|---|---|---|
| **Per-Share Data** ($) | | | | | |
| Net asset value at beginning of period | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 |
| Income from investment operations: | | | | | |
|   Net investment income | 0.01 | 0.01 | 0.04 | 0.06 | 0.05 |
| Less distributions: | | | | | |
|   Dividends from net investment income | (0.01) | (0.01) | (0.04) | (0.06) | (0.05) |
| Net asset value at end of period | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 |
| Total return (%) | 0.50 | 1.23 | 3.73 | 5.84 | 4.64 |
| **Ratios/Supplemental Data** (%) | | | | | |
| Ratios to average net assets: | | | | | |
|   Net operating expenses | 0.75 | 0.75 | 0.75 | 0.76[1] | 0.75 |
|   Gross operating expenses | 0.78 | 0.78 | 0.79 | 0.81 | 0.84 |
|   Net investment income | 0.50 | 1.22 | 3.63 | 5.70 | 4.56 |
| Net assets, end of period ($ x 1,000,000) | 49,079 | 51,063 | 49,116 | 41,823 | 36,099 |

[1] The ratio of net operating expenses would have been 0.75% if certain non-routine expenses (proxy fees) had not been included.

## Portfolio Holdings as of December 31, 2003

This section shows all the securities in the fund's portfolio and their market value, as of the report date.

We use the symbols below to designate certain characteristics:

- ◆ Asset-backed security
- ✚ Credit-enhanced security
- • Illiquid restricted security

For fixed-rate obligations, the rate shown is the effective yield at the time of purchase, except for U.S. government agency coupon notes and U.S. Treasury notes, for which the rate shown is the interest rate (the rate established when the obligation was issued). For variable-rate obligations, the rate shown is the rate as of the report date. For variable-rate obligations with scheduled maturities greater than 397 days, the maturity shown is the later of the next interest rate change date or demand date. For variable-rate obligations with scheduled maturities less than 397 days, the maturity shown is the earlier of the next interest rate change date or demand date. For variable-rate obligations without demand features, the maturity shown is the next interest rate change date.

| | Holdings by Category | Cost ($x1,000) | Value ($x1,000) |
|---|---|---|---|
| 83.1% | Fixed-Rate Obligations | 40,795,769 | 40,795,769 |
| 4.1% | U.S. Government Securities | 1,999,679 | 1,999,679 |
| 5.4% | Variable-Rate Obligations | 2,633,430 | 2,633,430 |
| 7.3% | Other Investments | 3,612,584 | 3,612,584 |
| **99.9%** | **Total Investments** | **49,041,462** | **49,041,462** |
| 0.1% | Other Assets and Liabilities | | 37,795 |
| **100.0%** | **Total Net Assets** | | **49,079,257** |

| Issuer<br>Rate, Maturity Date | Face Amount ($ x 1,000) | Value ($ x 1,000) |
|---|---|---|
| **Fixed-Rate Obligations 83.1% of Net Assets** | | |
| **Commercial Paper & Other Corporate Obligations 49.8%** | | |
| **AB Spintab** | | |
| 1.09%, 02/05/04 | 98,000 | 97,897 |
| 1.10%, 03/03/04 | 45,000 | 44,915 |
| **Alliance & Leicester, PLC, Section 4(2) / 144A** | | |
| 1.09%, 01/14/04 | 7,000 | 6,997 |
| 1.10%, 02/17/04 | 50,000 | 49,928 |
| **◆ Amstel Funding Corp., Section 4(2) / 144A** | | |
| 1.11%, 01/28/04 | 43,000 | 42,964 |
| 1.09%, 02/12/04 | 130,000 | 129,835 |
| **◆✚ Amsterdam Funding Corp., Section 4(2) / 144A** | | |
| 1.10%, 01/05/04 | 25,000 | 24,997 |
| 1.09%, 01/22/04 | 88,000 | 87,944 |
| 1.09%, 01/26/04 | 25,000 | 24,981 |
| 1.09%, 02/04/04 | 96,000 | 95,902 |
| 1.09%, 02/06/04 | 25,000 | 24,973 |
| 1.09%, 02/13/04 | 58,000 | 57,924 |
| **✚ ANZ (Delaware), Inc.** | | |
| 1.08%, 01/09/04 | 17,000 | 16,996 |
| **◆✚ Aquinas Funding, L.L.C., Section 4(2) / 144A** | | |
| 1.11%, 03/02/04 | 29,000 | 28,945 |
| 1.10%, 03/05/04 | 35,000 | 34,932 |
| 1.09%, 03/17/04 | 29,000 | 28,933 |
| 1.13%, 04/08/04 | 15,000 | 14,954 |
| **◆ ASAP Funding, Ltd., Section 4(2) / 144A** | | |
| 1.11%, 01/15/04 | 84,000 | 83,964 |
| 1.11%, 01/27/04 | 100,000 | 99,920 |
| 1.13%, 01/30/04 | 10,000 | 9,991 |
| 1.12%, 02/20/04 | 40,000 | 39,938 |
| 1.12%, 02/27/04 | 120,000 | 119,787 |
| **◆✚ Asset Portfolio Funding Corp., Section 4(2) / 144A** | | |
| 1.09%, 01/09/04 | 30,229 | 30,222 |
| 1.10%, 01/22/04 | 68,000 | 67,956 |
| **◆✚ Asset Securitization Cooperative Corp., Section 4(2) / 144A** | | |
| 1.09%, 01/08/04 | 120,000 | 119,975 |
| 1.10%, 01/16/04 | 50,000 | 49,977 |
| 1.10%, 01/20/04 | 120,000 | 119,930 |
| 1.10%, 01/21/04 | 185,000 | 184,887 |

 *See financial notes.*

| Issuer<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| **◆✛ Atlantis One Funding Corp., Section 4(2) / 144A** | | |
| 1.10%, 01/08/04 | 12,000 | 11,997 |
| 1.11%, 01/13/04 | 50,000 | 49,982 |
| 1.11%, 01/21/04 | 40,000 | 39,976 |
| 1.10%, 01/29/04 | 25,000 | 24,979 |
| 1.10%, 02/11/04 | 30,089 | 30,051 |
| 1.10%, 03/09/04 | 44,000 | 43,909 |
| 1.11%, 03/11/04 | 144,000 | 143,692 |
| 1.12%, 03/11/04 | 100,000 | 99,784 |
| 1.13%, 03/12/04 | 64,000 | 63,859 |
| 1.11%, 03/17/04 | 110,000 | 109,745 |
| 1.12%, 03/18/04 | 102,000 | 101,758 |
| 1.12%, 03/19/04 | 100,000 | 99,759 |
| 1.10%, 04/16/04 | 104,979 | 104,639 |
| 1.10%, 04/19/04 | 150,000 | 149,500 |
| **Bank of America Corp.** | | |
| 1.14%, 05/06/04 | 600,000 | 597,627 |
| **Bank of Ireland, Section 4(2) / 144A** | | |
| 1.10%, 01/15/04 | 10,000 | 9,996 |
| 1.10%, 03/04/04 | 80,000 | 79,846 |
| **◆ Barton Capital Corp., Section 4(2) / 144A** | | |
| 1.09%, 01/06/04 | 50,000 | 49,992 |
| 1.09%, 01/07/04 | 85,488 | 85,472 |
| 1.09%, 01/08/04 | 24,000 | 23,995 |
| 1.10%, 01/08/04 | 25,064 | 25,059 |
| 1.10%, 01/20/04 | 55,000 | 54,968 |
| 1.09%, 01/21/04 | 120,000 | 119,927 |
| 1.10%, 01/21/04 | 58,585 | 58,549 |
| **Bear Stearns Companies, Inc.** | | |
| 1.10%, 01/29/04 | 150,000 | 149,872 |
| 1.09%, 02/02/04 | 191,000 | 190,816 |
| 1.09%, 02/09/04 | 87,000 | 86,897 |
| **◆✛ Beta Finance, Inc., Section 3c7 / 144A** | | |
| 1.10%, 01/26/04 | 90,500 | 90,431 |
| 1.10%, 01/29/04 | 44,000 | 43,962 |
| 1.10%, 01/30/04 | 65,000 | 64,942 |
| 1.10%, 02/02/04 | 34,000 | 33,967 |
| 1.12%, 03/15/04 | 73,000 | 72,833 |
| 1.12%, 03/22/04 | 42,000 | 41,894 |
| 1.16%, 04/15/04 | 15,000 | 14,950 |
| **◆✛ CAFCO, L.L.C., Section 4(2) / 144A** | | |
| 1.08%, 01/16/04 | 200,000 | 199,910 |
| **◆ CC (USA), Inc., Section 3c7 / 144A** | | |
| 1.09%, 01/07/04 | 18,000 | 17,997 |
| 1.09%, 01/12/04 | 15,500 | 15,495 |
| 1.10%, 01/12/04 | 17,950 | 17,944 |

| Issuer<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| 1.10%, 01/22/04 | 10,000 | 9,994 |
| 1.10%, 01/29/04 | 12,500 | 12,489 |
| 1.10%, 02/03/04 | 36,000 | 35,964 |
| 1.11%, 02/10/04 | 45,000 | 44,944 |
| 1.11%, 02/13/04 | 50,000 | 49,934 |
| 1.10%, 02/18/04 | 60,500 | 60,411 |
| 1.10%, 02/19/04 | 35,500 | 35,447 |
| 1.12%, 03/04/04 | 22,000 | 21,957 |
| 1.12%, 03/15/04 | 84,500 | 84,306 |
| 1.13%, 03/18/04 | 38,000 | 37,909 |
| 1.24%, 08/09/04 | 60,000 | 60,000 |
| 1.58%, 11/17/04 | 50,000 | 49,964 |
| **CDC Commercial Paper Corp., Section 4(2) / 144A** | | |
| 1.09%, 03/16/04 | 30,000 | 29,932 |
| 1.09%, 03/18/04 | 196,000 | 195,543 |
| **Citicorp** | | |
| 1.08%, 01/22/04 | 120,000 | 119,924 |
| 1.09%, 02/11/04 | 265,000 | 264,671 |
| 1.09%, 02/12/04 | 145,000 | 144,816 |
| 1.08%, 02/25/04 | 110,000 | 109,818 |
| **Citigroup Global Markets Holdings, Inc.** | | |
| 1.09%, 01/05/04 | 210,000 | 209,975 |
| 1.08%, 01/06/04 | 20,000 | 19,997 |
| 1.09%, 01/26/04 | 42,000 | 41,968 |
| **◆✛ Clipper Receivables Corp., Section 4(2) / 144A** | | |
| 1.10%, 01/05/04 | 50,000 | 49,994 |
| 1.11%, 01/06/04 | 93,000 | 92,986 |
| 1.10%, 01/08/04 | 27,200 | 27,194 |
| 1.11%, 01/09/04 | 50,098 | 50,086 |
| 1.10%, 01/12/04 | 364,000 | 363,877 |
| 1.10%, 01/14/04 | 45,000 | 44,982 |
| 1.10%, 01/20/04 | 15,432 | 15,423 |
| 1.09%, 01/27/04 | 23,000 | 22,982 |
| **◆ Concord Minutemen Capital Co., L.L.C.,**<br>**Section 3c7 / 144A** | | |
| Series A | | |
| 1.12%, 01/12/04 | 83,000 | 82,972 |
| 1.11%, 01/21/04 | 15,000 | 14,991 |
| 1.11%, 01/23/04 | 30,000 | 29,980 |
| 1.11%, 02/04/04 | 30,143 | 30,111 |
| 1.11%, 02/05/04 | 10,000 | 9,989 |
| 1.17%, 02/06/04 | 22,988 | 22,961 |
| 1.11%, 02/10/04 | 170,886 | 170,675 |
| 1.11%, 02/11/04 | 18,000 | 17,977 |
| 1.11%, 02/17/04 | 30,000 | 29,957 |
| 1.12%, 02/18/04 | 30,000 | 29,955 |

## Portfolio Holdings continued

| Issuer Rate, Maturity Date | Face Amount ($ x 1,000) | Value ($ x 1,000) |
|---|---|---|
| 1.12%, 03/05/04 | 99,000 | 98,803 |
| 1.13%, 04/06/04 | 75,589 | 75,363 |
| ◆✛ CRC Funding, L.L.C., Section 4(2) / 144A | | |
| 1.08%, 01/09/04 | 100,000 | 99,976 |
| 1.09%, 01/14/04 | 41,000 | 40,984 |
| ◆ Dakota CP Notes of Citibank Credit Card Issuance Trust, Section 4(2) / 144A | | |
| 1.09%, 01/07/04 | 100,000 | 99,982 |
| 1.09%, 01/08/04 | 200,000 | 199,958 |
| 1.09%, 01/13/04 | 80,000 | 79,971 |
| 1.10%, 01/14/04 | 100,000 | 99,960 |
| 1.10%, 01/15/04 | 11,000 | 10,995 |
| 1.10%, 01/20/04 | 150,000 | 149,913 |
| 1.10%, 01/22/04 | 50,000 | 49,968 |
| 1.10%, 01/23/04 | 17,000 | 16,989 |
| 1.11%, 01/23/04 | 25,000 | 24,983 |
| 1.10%, 01/26/04 | 100,000 | 99,924 |
| 1.09%, 01/30/04 | 125,000 | 124,890 |
| 1.09%, 02/05/04 | 30,000 | 29,968 |
| ✛ Danske Corp. | | |
| 1.09%, 01/05/04 | 41,000 | 40,995 |
| 1.10%, 04/01/04 | 21,000 | 20,942 |
| 1.11%, 05/05/04 | 200,000 | 199,229 |
| ◆ Delaware Funding Corp., Section 4(2) / 144A | | |
| 1.09%, 01/13/04 | 50,000 | 49,982 |
| 1.09%, 01/22/04 | 20,278 | 20,265 |
| 1.08%, 01/23/04 | 50,000 | 49,967 |
| Den Norske Bank ASA | | |
| 1.11%, 02/10/04 | 25,000 | 24,969 |
| 1.10%, 02/13/04 | 30,000 | 29,961 |
| 1.11%, 03/02/04 | 15,000 | 14,972 |
| 1.11%, 03/04/04 | 10,000 | 9,981 |
| 1.11%, 04/07/04 | 63,000 | 62,812 |
| 1.12%, 05/19/04 | 58,000 | 57,750 |
| Depfa PLC, Section 4(2) / 144A | | |
| 1.10%, 03/10/04 | 18,000 | 17,962 |
| ✛ Dexia Delaware, L.L.C. | | |
| 1.08%, 02/25/04 | 300,000 | 299,505 |
| 1.08%, 02/26/04 | 140,000 | 139,765 |
| ◆ Dorada Finance, Inc., Section 3c7 / 144A | | |
| 1.10%, 01/20/04 | 46,650 | 46,623 |
| 1.11%, 02/17/04 | 10,000 | 9,986 |
| 1.10%, 02/26/04 | 17,000 | 16,971 |
| 1.10%, 03/10/04 | 50,000 | 49,895 |
| ◆✛ Edison Asset Securitization Corp., L.L.C., Section 4(2) / 144A | | |
| 1.09%, 02/05/04 | 53,000 | 52,944 |
| 1.10%, 02/18/04 | 213,000 | 212,688 |
| 1.10%, 02/19/04 | 180,000 | 179,730 |
| ◆ Eiffel Funding, L.L.C., Section 4(2) / 144A | | |
| 1.10%, 01/08/04 | 25,000 | 24,995 |
| 1.10%, 01/09/04 | 15,000 | 14,996 |
| 1.11%, 01/09/04 | 25,000 | 24,994 |
| 1.10%, 01/12/04 | 62,000 | 61,979 |
| 1.11%, 01/20/04 | 50,000 | 49,971 |
| 1.10%, 01/23/04 | 16,000 | 15,989 |
| 1.11%, 01/23/04 | 74,000 | 73,950 |
| ◆✛ Fairway Finance Corp., Section 4(2) / 144A | | |
| 1.09%, 01/06/04 | 89,400 | 89,386 |
| 1.10%, 01/06/04 | 15,000 | 14,998 |
| 1.10%, 01/08/04 | 45,591 | 45,581 |
| 1.10%, 01/21/04 | 29,251 | 29,233 |
| 1.10%, 01/22/04 | 48,251 | 48,220 |
| 1.10%, 02/02/04 | 25,073 | 25,048 |
| 1.16%, 02/05/04 | 15,813 | 15,795 |
| 1.10%, 02/12/04 | 22,035 | 22,007 |
| 1.10%, 03/01/04 | 132,571 | 132,328 |
| 1.12%, 03/12/04 | 35,000 | 34,923 |
| ◆✛ Falcon Asset Securitization Corp., Section 4(2) / 144A | | |
| 1.09%, 01/09/04 | 128,864 | 128,833 |
| 1.10%, 01/09/04 | 168,121 | 168,080 |
| 1.04%, 01/12/04 | 28,000 | 27,991 |
| 1.09%, 01/12/04 | 127,000 | 126,958 |
| 1.09%, 01/16/04 | 50,000 | 49,977 |
| 1.09%, 01/27/04 | 23,000 | 22,982 |
| 1.09%, 01/29/04 | 44,000 | 43,963 |
| ForeningsSparbanken AB (Swedbank) | | |
| 1.08%, 02/03/04 | 125,000 | 124,876 |
| 1.08%, 02/12/04 | 39,000 | 38,951 |
| 1.10%, 02/20/04 | 40,000 | 39,939 |
| ✛ Fortis Funding, L.L.C., Section 4(2) / 144A | | |
| 1.10%, 01/15/04 | 30,000 | 29,987 |
| ◆✛ Galaxy Funding, Inc., Section 4(2) / 144A | | |
| 1.10%, 01/16/04 | 70,000 | 69,968 |
| 1.11%, 01/16/04 | 13,000 | 12,994 |
| 1.10%, 01/20/04 | 50,000 | 49,971 |
| 1.10%, 01/22/04 | 67,000 | 66,957 |
| 1.10%, 01/23/04 | 20,000 | 19,987 |
| 1.11%, 01/23/04 | 15,000 | 14,990 |

| Issuer<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| 1.10%, 01/26/04 | 45,000 | 44,966 |
| 1.10%, 02/11/04 | 48,000 | 47,940 |
| 1.11%, 02/12/04 | 50,000 | 49,935 |
| 1.10%, 02/19/04 | 63,000 | 62,906 |
| 1.10%, 02/20/04 | 150,000 | 149,771 |
| 1.10%, 02/25/04 | 15,000 | 14,975 |
| 1.11%, 03/03/04 | 60,000 | 59,885 |
| 1.11%, 03/08/04 | 60,000 | 59,876 |
| 1.10%, 03/15/04 | 7,000 | 6,984 |
| 1.09%, 03/29/04 | 43,000 | 42,885 |
| **+ GE Capital International Funding, Inc., Section 4(2) / 144A** | | |
| 1.11%, 01/21/04 | 42,000 | 41,974 |
| 1.10%, 01/27/04 | 112,000 | 111,911 |
| 1.10%, 01/28/04 | 119,000 | 118,902 |
| 1.10%, 02/06/04 | 48,000 | 47,947 |
| 1.10%, 02/19/04 | 185,000 | 184,723 |
| 1.08%, 02/24/04 | 23,000 | 22,963 |
| 1.11%, 03/03/04 | 183,000 | 182,650 |
| 1.11%, 03/05/04 | 79,000 | 78,844 |
| 1.10%, 04/16/04 | 55,000 | 54,822 |
| 1.10%, 04/20/04 | 150,000 | 149,496 |
| **GE Financial Assurance Holdings, Inc., Section 4(2) / 144A** | | |
| 1.09%, 01/30/04 | 93,000 | 92,918 |
| 1.09%, 02/10/04 | 27,000 | 26,967 |
| 1.11%, 03/03/04 | 80,000 | 79,847 |
| **General Electric Capital Corp.** | | |
| 1.10%, 01/28/04 | 290,000 | 289,761 |
| 1.09%, 02/12/04 | 138,000 | 137,825 |
| 1.10%, 02/19/04 | 17,000 | 16,975 |
| 1.12%, 02/19/04 | 30,000 | 29,954 |
| 1.11%, 03/03/04 | 30,000 | 29,943 |
| 1.11%, 03/04/04 | 137,000 | 136,734 |
| **General Electric Capital Services** | | |
| 1.10%, 02/06/04 | 12,000 | 11,987 |
| 1.09%, 02/09/04 | 41,000 | 40,952 |
| 1.10%, 02/11/04 | 78,000 | 77,902 |
| **General Electric Co.** | | |
| 1.13%, 02/13/04 | 211,000 | 210,715 |
| **◆+ Giro Funding U.S. Corp., Section 4(2) / 144A** | | |
| 1.09%, 01/09/04 | 30,000 | 29,993 |
| 1.10%, 01/15/04 | 45,000 | 44,981 |
| 1.11%, 01/16/04 | 60,000 | 59,972 |
| 1.10%, 01/22/04 | 20,000 | 19,987 |
| 1.12%, 02/03/04 | 45,000 | 44,954 |
| 1.10%, 02/05/04 | 65,000 | 64,930 |
| 1.10%, 02/06/04 | 45,000 | 44,950 |
| 1.11%, 02/09/04 | 40,000 | 39,952 |
| 1.11%, 02/24/04 | 91,000 | 90,849 |
| 1.10%, 03/12/04 | 51,000 | 50,889 |
| 1.13%, 03/24/04 | 123,000 | 122,682 |
| **◆+ Grampian Funding, Ltd., Section 4(2) / 144A** | | |
| 1.10%, 02/19/04 | 20,000 | 19,970 |
| **◆ Greyhawk Funding, L.L.C., Section 4(2) / 144A** | | |
| 1.10%, 01/09/04 | 72,000 | 71,982 |
| 1.11%, 01/16/04 | 93,000 | 92,957 |
| 1.12%, 01/20/04 | 42,000 | 41,975 |
| 1.09%, 01/27/04 | 51,000 | 50,960 |
| 1.10%, 01/28/04 | 57,000 | 56,953 |
| 1.09%, 02/06/04 | 75,000 | 74,918 |
| 1.10%, 02/06/04 | 38,000 | 37,958 |
| 1.09%, 02/09/04 | 78,000 | 77,908 |
| **◆+ Hatteras Funding Corp., Section 4(2) / 144A** | | |
| 1.04%, 01/06/04 | 48,000 | 47,993 |
| 1.10%, 01/15/04 | 28,013 | 28,001 |
| 1.11%, 01/20/04 | 24,617 | 24,603 |
| 1.11%, 01/22/04 | 18,000 | 17,988 |
| 1.10%, 01/26/04 | 59,000 | 58,955 |
| 1.10%, 01/28/04 | 35,000 | 34,971 |
| 1.10%, 02/20/04 | 25,000 | 24,962 |
| 1.11%, 02/23/04 | 11,000 | 10,982 |
| **+ HBOS Treasury Services, PLC** | | |
| 1.10%, 02/03/04 | 18,000 | 17,982 |
| 1.10%, 02/05/04 | 80,000 | 79,914 |
| 1.10%, 02/23/04 | 43,000 | 42,930 |
| 1.11%, 02/23/04 | 67,000 | 66,891 |
| 1.12%, 03/03/04 | 87,000 | 86,832 |
| 1.11%, 03/05/04 | 97,000 | 96,809 |
| 1.13%, 03/11/04 | 25,000 | 24,945 |
| 1.12%, 03/15/04 | 18,000 | 17,959 |
| **HSBC U.S.A., Inc.** | | |
| 1.09%, 01/27/04 | 150,000 | 149,882 |
| **◆+ Independence Funding, L.L.C., Section 4(2) / 144A** | | |
| 1.10%, 01/07/04 | 85,000 | 84,984 |
| 1.09%, 01/14/04 | 20,000 | 19,992 |
| 1.10%, 02/03/04 | 125,000 | 124,874 |
| **+ ING (U.S.) Funding, L.L.C.** | | |
| 1.10%, 03/05/04 | 59,000 | 58,885 |

*See financial notes.*

## Portfolio Holdings continued

| Issuer<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---:|---:|
| **Irish Life & Permanent, PLC, Section 4(2) / 144A** | | |
| 1.10%, 03/05/04 | 7,500 | 7,485 |
| 1.10%, 03/10/04 | 50,000 | 49,895 |
| 1.09%, 04/13/04 | 40,000 | 39,875 |
| **J.P. Morgan Chase & Co.** | | |
| 1.10%, 02/10/04 | 156,000 | 155,809 |
| 1.10%, 02/12/04 | 165,000 | 164,788 |
| **◆✚ Jupiter Securitization Corp., Section 4(2) / 144A** | | |
| 1.10%, 02/02/04 | 75,214 | 75,140 |
| 1.10%, 03/01/04 | 24,980 | 24,934 |
| **✚ KBC Financial Products International, Ltd., Section 4(2) / 144A** | | |
| 1.10%, 02/10/04 | 92,000 | 91,888 |
| **◆✚ Kitty Hawk Funding Corp., Section 4(2) / 144A** | | |
| 1.10%, 01/27/04 | 20,559 | 20,543 |
| 1.11%, 02/10/04 | 72,000 | 71,911 |
| 1.10%, 02/17/04 | 25,000 | 24,964 |
| 1.10%, 03/16/04 | 121,000 | 120,724 |
| **✚ Landesbank Schleswig-Holstein Girozentrale, Section 4(2) / 144A** | | |
| 1.29%, 03/09/04 | 108,000 | 107,741 |
| 1.34%, 03/18/04 | 50,000 | 49,859 |
| 1.24%, 03/26/04 | 10,000 | 9,971 |
| 1.33%, 03/26/04 | 35,000 | 34,892 |
| 1.35%, 04/15/04 | 10,000 | 9,961 |
| **◆ Lexington Parker Capital Co., L.L.C., Section 4(2) / 144A** | | |
| 1.15%, 01/08/04 | 58,000 | 57,987 |
| 1.11%, 01/20/04 | 32,213 | 32,194 |
| 1.10%, 01/23/04 | 38,538 | 38,512 |
| 1.11%, 01/23/04 | 127,000 | 126,914 |
| 1.13%, 01/23/04 | 9,000 | 8,994 |
| 1.10%, 02/05/04 | 100,000 | 99,893 |
| 1.11%, 02/11/04 | 43,000 | 42,946 |
| 1.12%, 02/27/04 | 51,500 | 51,409 |
| **◆✚ Links Finance, L.L.C., Section 3c7 / 144A** | | |
| 1.10%, 01/06/04 | 18,710 | 18,707 |
| 1.09%, 01/07/04 | 45,000 | 44,992 |
| 1.11%, 01/08/04 | 30,000 | 29,994 |
| 1.09%, 01/20/04 | 16,000 | 15,991 |
| 1.15%, 05/05/04 | 30,000 | 29,880 |
| **◆ Mane Funding Corp., Section 4(2) / 144A** | | |
| 1.11%, 01/26/04 | 20,000 | 19,985 |
| 1.11%, 01/27/04 | 19,000 | 18,985 |
| 1.12%, 01/27/04 | 36,000 | 35,971 |
| 1.11%, 02/03/04 | 127,000 | 126,871 |

| Issuer<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---:|---:|
| **◆✚ Mont Blanc Capital Corp., Section 4(2) / 144A** | | |
| 1.10%, 01/13/04 | 85,801 | 85,770 |
| 1.09%, 01/14/04 | 92,000 | 91,964 |
| 1.10%, 01/14/04 | 76,000 | 75,970 |
| 1.12%, 01/22/04 | 28,000 | 27,982 |
| 1.11%, 03/03/04 | 10,634 | 10,614 |
| **Morgan Stanley** | | |
| 1.08%, 01/05/04 | 225,000 | 224,973 |
| 1.08%, 01/26/04 | 120,000 | 119,910 |
| 1.08%, 02/10/04 | 20,000 | 19,976 |
| 1.08%, 02/20/04 | 200,000 | 199,700 |
| 1.08%, 02/23/04 | 22,000 | 21,965 |
| **Nationwide Building Society** | | |
| 1.10%, 01/29/04 | 122,000 | 121,896 |
| **◆ Newcastle Certificates Program, Section 4(2) / 144A** | | |
| Series 2000A | | |
| 1.11%, 01/12/04 | 64,000 | 63,978 |
| 1.11%, 01/16/04 | 46,000 | 45,979 |
| 1.10%, 01/21/04 | 17,000 | 16,990 |
| 1.10%, 01/22/04 | 15,000 | 14,990 |
| 1.10%, 01/23/04 | 18,000 | 17,988 |
| 1.10%, 01/27/04 | 105,000 | 104,917 |
| 1.10%, 02/18/04 | 80,000 | 79,883 |
| **✚ Nordea North America, Inc.** | | |
| 1.09%, 01/14/04 | 29,000 | 28,989 |
| 1.10%, 01/15/04 | 50,000 | 49,979 |
| 1.08%, 01/22/04 | 10,000 | 9,994 |
| 1.08%, 01/27/04 | 100,000 | 99,922 |
| 1.09%, 03/09/04 | 10,871 | 10,849 |
| 1.10%, 03/25/04 | 45,000 | 44,884 |
| **◆✚ Old Line Funding Corp., Section 4(2) / 144A** | | |
| 1.09%, 01/07/04 | 54,206 | 54,196 |
| 1.10%, 01/07/04 | 23,062 | 23,058 |
| 1.10%, 01/08/04 | 7,025 | 7,023 |
| 1.10%, 01/15/04 | 48,035 | 48,014 |
| 1.10%, 01/16/04 | 25,056 | 25,045 |
| 1.11%, 01/21/04 | 60,177 | 60,140 |
| 1.09%, 01/23/04 | 42,849 | 42,820 |
| **◆ Park Avenue Receivables Corp., Section 4(2) / 144A** | | |
| 1.10%, 01/07/04 | 25,000 | 24,995 |
| **◆ Park Granada, L.L.C., Section 4(2) / 144A** | | |
| 1.12%, 01/06/04 | 144,597 | 144,574 |
| 1.12%, 01/07/04 | 152,888 | 152,860 |
| 1.12%, 01/08/04 | 25,000 | 24,995 |
| 1.12%, 02/12/04 | 48,000 | 47,937 |
| 1.11%, 03/09/04 | 40,000 | 39,916 |

10    *See financial notes.*

| Issuer<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| 1.13%, 03/09/04 | 55,000 | 54,883 |
| 1.11%, 03/11/04 | 30,000 | 29,935 |
| ◆✚ **Preferred Receivables Funding Corp.,**<br>**Section 4(2) / 144A** | | |
| 1.10%, 01/05/04 | 119,000 | 118,985 |
| 1.09%, 01/08/04 | 24,000 | 23,995 |
| 1.11%, 01/20/04 | 13,000 | 12,992 |
| 1.10%, 01/26/04 | 25,000 | 24,981 |
| 1.11%, 02/11/04 | 96,000 | 95,879 |
| 1.13%, 03/10/04 | 22,538 | 22,489 |
| ◆ **Receivables Capital Corp., Section 4(2) / 144A** | | |
| 1.09%, 01/07/04 | 7,742 | 7,741 |
| 1.10%, 03/01/04 | 65,000 | 64,881 |
| ✚ **San Paolo IMI U.S. Financial Co.** | | |
| 1.09%, 03/18/04 | 182,000 | 181,576 |
| ◆ **Scaldis Capital Ltd., Section 4(2) / 144A** | | |
| 1.10%, 01/16/04 | 60,000 | 59,972 |
| 1.11%, 01/20/04 | 50,135 | 50,106 |
| 1.11%, 01/21/04 | 38,838 | 38,814 |
| 1.10%, 01/23/04 | 17,128 | 17,116 |
| 1.10%, 01/27/04 | 21,942 | 21,925 |
| 1.10%, 02/26/04 | 19,247 | 19,214 |
| 1.14%, 03/24/04 | 32,000 | 31,917 |
| 1.12%, 03/30/04 | 27,000 | 26,926 |
| ◆✚ **Sigma Finance, Inc., Section 3c7 / 144A** | | |
| 1.11%, 01/08/04 | 21,500 | 21,495 |
| 1.12%, 01/20/04 | 20,000 | 19,988 |
| 1.11%, 01/26/04 | 18,000 | 17,986 |
| 1.11%, 01/28/04 | 52,000 | 51,957 |
| 1.10%, 02/02/04 | 26,000 | 25,975 |
| 1.11%, 02/02/04 | 19,651 | 19,632 |
| 1.12%, 02/02/04 | 20,000 | 19,980 |
| 1.13%, 02/13/04 | 13,000 | 12,982 |
| 1.10%, 02/19/04 | 30,000 | 29,955 |
| 1.13%, 03/11/04 | 10,000 | 9,978 |
| 1.14%, 03/11/04 | 47,000 | 46,897 |
| 1.10%, 03/15/04 | 10,000 | 9,977 |
| 1.11%, 03/16/04 | 33,000 | 32,924 |
| 1.14%, 03/23/04 | 84,000 | 83,784 |
| 1.50%, 09/24/04 | 70,000 | 69,990 |
| ✚ **Societe Generale N.A., Inc.** | | |
| 1.08%, 02/05/04 | 150,000 | 149,842 |
| ✚ **Stadshypotek Delaware, Inc., Section 4(2) / 144A** | | |
| 1.11%, 03/03/04 | 62,000 | 61,882 |
| 1.13%, 04/08/04 | 96,000 | 95,705 |

| Issuer<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| ◆✚ **Thunder Bay Funding, Inc., Section 4(2) / 144A** | | |
| 1.10%, 01/13/04 | 22,490 | 22,482 |
| 1.09%, 01/14/04 | 25,000 | 24,990 |
| 1.09%, 01/15/04 | 25,090 | 25,079 |
| 1.10%, 01/15/04 | 10,981 | 10,976 |
| 1.10%, 01/16/04 | 23,091 | 23,080 |
| 1.09%, 01/22/04 | 21,540 | 21,526 |
| 1.10%, 01/22/04 | 23,913 | 23,898 |
| 1.09%, 02/06/04 | 8,696 | 8,687 |
| 1.09%, 02/09/04 | 25,204 | 25,174 |
| 1.09%, 02/13/04 | 42,000 | 41,945 |
| 1.09%, 02/17/04 | 53,263 | 53,187 |
| 1.09%, 02/20/04 | 65,195 | 65,096 |
| ◆✚ **Ticonderoga Funding, L.L.C., Section 4(2) / 144A** | | |
| 1.10%, 01/13/04 | 55,000 | 54,980 |
| 1.09%, 01/14/04 | 70,089 | 70,061 |
| 1.09%, 01/23/04 | 143,000 | 142,905 |
| 1.10%, 01/23/04 | 50,000 | 49,966 |
| 1.10%, 03/05/04 | 105,281 | 105,075 |
| ◆✚ **Triple-A One Funding Corp., Section 4(2) / 144A** | | |
| 1.10%, 01/05/04 | 19,325 | 19,323 |
| 1.09%, 01/13/04 | 30,000 | 29,989 |
| 1.09%, 01/30/04 | 23,533 | 23,512 |
| ◆✚ **Tulip Funding Corp., Section 4(2) / 144A** | | |
| 1.09%, 01/12/04 | 26,199 | 26,190 |
| 1.10%, 01/23/04 | 43,000 | 42,971 |
| 1.10%, 01/26/04 | 90,000 | 89,931 |
| 1.10%, 01/30/04 | 7,388 | 7,381 |
| ◆✚ **Variable Funding Capital Corp., Section 4(2) / 144A** | | |
| 1.10%, 01/16/04 | 16,479 | 16,471 |
| 1.09%, 01/26/04 | 24,000 | 23,982 |
| ✚ **Westpac Capital Corp.** | | |
| 1.08%, 02/04/04 | 42,000 | 41,957 |
| 1.10%, 03/24/04 | 30,000 | 29,924 |
| ✚ **Westpac Trust Securities NZ** | | |
| 1.11%, 03/12/04 | 93,000 | 92,797 |
| ◆✚ **Windmill Funding Corp., Section 4(2) / 144A** | | |
| 1.09%, 02/06/04 | 25,000 | 24,973 |
| | | **24,428,801** |

## Portfolio Holdings continued

| Issuer<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| **Certificates of Deposit  28.7%** | | |
| **+ Abbey National Treasury Services, PLC** | | |
| 1.09%, 01/06/04 | 191,000 | 191,000 |
| **Alliance & Leicester, PLC** | | |
| 1.10%, 02/20/04 | 76,000 | 76,000 |
| 1.10%, 03/10/04 | 50,000 | 50,000 |
| 1.11%, 03/19/04 | 11,000 | 11,000 |
| **American Express Centurion Bank** | | |
| 1.08%, 01/26/04 | 40,000 | 40,000 |
| 1.08%, 01/30/04 | 40,000 | 40,000 |
| 1.08%, 02/02/04 | 96,000 | 96,000 |
| **Bank of Nova Scotia** | | |
| 1.10%, 03/24/04 | 200,000 | 200,000 |
| **Barclays Bank, PLC** | | |
| 1.10%, 01/09/04 | 75,000 | 75,000 |
| 1.10%, 01/13/04 | 261,000 | 261,000 |
| 1.12%, 03/17/04 | 21,000 | 21,000 |
| 1.10%, 03/22/04 | 300,000 | 300,000 |
| 1.10%, 04/19/04 | 46,000 | 46,034 |
| 1.35%, 08/26/04 | 150,000 | 149,990 |
| **Bayerische Landesbank Girozentrale** | | |
| 1.25%, 03/15/04 | 30,000 | 30,000 |
| 1.30%, 03/26/04 | 195,000 | 194,997 |
| **BNP Paribas** | | |
| 1.10%, 02/06/04 | 170,000 | 170,000 |
| 1.12%, 02/17/04 | 298,000 | 298,000 |
| 1.11%, 03/10/04 | 200,000 | 200,000 |
| 1.10%, 03/25/04 | 234,000 | 234,000 |
| 1.10%, 03/26/04 | 157,000 | 157,000 |
| 1.10%, 04/19/04 | 130,000 | 130,000 |
| 1.50%, 11/19/04 | 150,000 | 150,000 |
| **Canadian Imperial Bank of Commerce** | | |
| 1.09%, 01/15/04 | 100,000 | 100,000 |
| 1.08%, 02/06/04 | 81,000 | 81,000 |
| 1.10%, 02/17/04 | 86,000 | 86,000 |
| **Citibank, N.A.** | | |
| 1.10%, 01/22/04 | 50,000 | 50,000 |
| 1.09%, 02/04/04 | 275,000 | 275,000 |
| 1.10%, 02/13/04 | 104,000 | 104,000 |
| 1.10%, 03/04/04 | 308,000 | 308,000 |
| **Commonwealth Bank of Australia** | | |
| 1.10%, 01/13/04 | 100,000 | 100,000 |

| Issuer<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| **Credit Agricole Indosuez** | | |
| 1.08%, 02/02/04 | 142,000 | 142,000 |
| 1.10%, 03/04/04 | 155,000 | 155,000 |
| **Credit Lyonnais S.A.** | | |
| 1.12%, 03/08/04 | 72,000 | 71,999 |
| 1.11%, 04/01/04 | 160,000 | 160,004 |
| **Credit Suisse First Boston** | | |
| 1.09%, 03/16/04 | 245,000 | 245,000 |
| 1.09%, 03/17/04 | 200,000 | 200,000 |
| **Danske Bank A/S** | | |
| 1.09%, 02/23/04 | 200,000 | 200,001 |
| 1.10%, 03/03/04 | 117,000 | 117,001 |
| **DePfa Bank, PLC** | | |
| 1.13%, 03/18/04 | 30,000 | 30,000 |
| 1.10%, 03/29/04 | 75,000 | 75,000 |
| **Deutsche Bank, AG** | | |
| 1.40%, 09/03/04 | 173,000 | 173,000 |
| 1.41%, 10/15/04 | 400,000 | 400,000 |
| 1.42%, 10/27/04 | 165,000 | 165,000 |
| **First Tennessee Bank, N.A.** | | |
| 1.10%, 02/10/04 | 85,000 | 85,000 |
| **Fortis Bank** | | |
| 1.08%, 02/03/04 | 175,000 | 175,000 |
| 1.10%, 04/06/04 | 89,000 | 89,000 |
| **+ HBOS Treasury Services, PLC** | | |
| 1.11%, 01/20/04 | 78,000 | 78,000 |
| 1.09%, 02/06/04 | 32,000 | 32,000 |
| 1.11%, 03/12/04 | 46,000 | 46,000 |
| 1.13%, 03/25/04 | 125,000 | 124,997 |
| **HSBC Bank, PLC** | | |
| 1.09%, 02/11/04 | 120,000 | 120,000 |
| 1.09%, 02/17/04 | 21,000 | 21,000 |
| 1.08%, 02/19/04 | 80,000 | 80,000 |
| **HSBC Bank USA** | | |
| 1.11%, 03/08/04 | 90,000 | 90,000 |
| **HSH Nordbank, AG** | | |
| 1.08%, 02/09/04 | 93,000 | 93,000 |
| 1.42%, 09/07/04 | 92,000 | 91,994 |
| 1.42%, 10/29/04 | 42,000 | 41,997 |
| **ING Bank, NV** | | |
| 1.05%, 01/14/04 | 30,000 | 30,000 |
| 1.10%, 02/20/04 | 98,000 | 98,000 |
| 1.10%, 03/24/04 | 446,000 | 446,000 |
| 1.10%, 03/25/04 | 100,000 | 100,000 |

| Issuer<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| **Landesbank Baden Wurttemberg** | | |
| 1.10%, 01/30/04 | 50,000 | 50,000 |
| 1.10%, 02/26/04 | 70,000 | 70,000 |
| 1.10%, 03/19/04 | 180,000 | 180,000 |
| **Landesbank Hessen-Thuringen Girozentrale** | | |
| 1.30%, 02/03/04 | 108,000 | 108,010 |
| 1.11%, 04/02/04 | 60,000 | 60,000 |
| 1.35%, 08/26/04 | 39,000 | 38,997 |
| 1.41%, 09/07/04 | 91,000 | 91,000 |
| **Lloyds TSB Bank, PLC** | | |
| 1.09%, 04/02/04 | 55,000 | 54,999 |
| **Nationwide Building Society** | | |
| 1.09%, 02/04/04 | 75,000 | 75,000 |
| **Norddeutsche Landesbank Girozentrale** | | |
| 1.04%, 01/15/04 | 29,000 | 29,000 |
| 1.25%, 03/15/04 | 70,000 | 69,999 |
| 1.30%, 04/13/04 | 70,000 | 69,999 |
| 1.40%, 08/05/04 | 27,000 | 27,001 |
| **Nordea Bank Finland, PLC** | | |
| 1.08%, 02/04/04 | 236,000 | 236,000 |
| 1.08%, 02/24/04 | 250,000 | 250,000 |
| **Rabobank Nederland** | | |
| 1.37%, 08/26/04 | 38,000 | 37,983 |
| **Royal Bank of Scotland, PLC** | | |
| 1.08%, 01/14/04 | 190,000 | 190,000 |
| 1.08%, 02/06/04 | 135,000 | 135,000 |
| 1.10%, 03/15/04 | 8,000 | 8,000 |
| 1.35%, 08/26/04 | 100,000 | 99,993 |
| 1.40%, 09/07/04 | 115,000 | 114,992 |
| 1.50%, 11/19/04 | 155,000 | 154,986 |
| **San Paolo IMI SPA** | | |
| 1.10%, 01/30/04 | 120,000 | 120,001 |
| 1.11%, 02/17/04 | 120,000 | 120,002 |
| 1.10%, 02/18/04 | 48,000 | 48,000 |
| 1.12%, 02/18/04 | 260,000 | 260,002 |
| **Societe Generale** | | |
| 1.11%, 03/16/04 | 37,000 | 37,000 |
| 1.10%, 03/22/04 | 292,000 | 292,000 |
| 1.10%, 03/23/04 | 200,000 | 200,000 |
| **Southtrust Bank** | | |
| 1.08%, 02/11/04 | 17,000 | 17,000 |
| **Svenska Handelsbanken AB** | | |
| 1.08%, 01/08/04 | 89,000 | 89,000 |
| 1.11%, 02/03/04 | 13,000 | 13,000 |
| 1.10%, 03/19/04 | 134,000 | 134,000 |
| **Toronto Dominion Bank** | | |
| 1.08%, 03/02/04 | 286,000 | 286,000 |
| 1.10%, 03/08/04 | 50,000 | 50,000 |
| 1.10%, 03/26/04 | 129,000 | 129,000 |
| **UBS, AG** | | |
| 1.32%, 08/04/04 | 71,000 | 71,000 |
| 1.38%, 08/26/04 | 90,000 | 89,994 |
| 1.42%, 11/12/04 | 100,000 | 99,996 |
| **Unicredito Italiano SPA** | | |
| 1.10%, 01/15/04 | 265,000 | 265,000 |
| 1.11%, 01/21/04 | 140,000 | 140,000 |
| 1.12%, 01/22/04 | 63,000 | 63,000 |
| 1.11%, 01/26/04 | 49,000 | 49,000 |
| 1.09%, 01/29/04 | 186,000 | 186,000 |
| 1.11%, 01/29/04 | 148,000 | 148,000 |
| 1.10%, 03/19/04 | 76,000 | 76,000 |
| 1.12%, 03/24/04 | 35,000 | 35,000 |
| **Washington Mutual Bank** | | |
| 1.11%, 02/09/04 | 85,000 | 85,000 |
| **Wells Fargo Bank N.A.** | | |
| 1.08%, 01/06/04 | 50,000 | 50,000 |
| 1.08%, 01/07/04 | 150,000 | 150,000 |
| **WestLB AG** | | |
| 1.05%, 01/07/04 | 15,000 | 15,000 |
| 1.09%, 01/09/04 | 13,000 | 13,000 |
| 1.05%, 01/14/04 | 14,000 | 14,000 |
| 1.26%, 04/02/04 | 55,000 | 55,000 |
| 1.30%, 04/07/04 | 180,000 | 180,000 |
| 1.34%, 04/14/04 | 100,000 | 100,000 |
| **Wilmington Trust Co.** | | |
| 1.10%, 01/22/04 | 25,000 | 25,000 |
| 1.14%, 02/19/04 | 25,000 | 25,000 |
| | | **14,081,968** |

## Bank Notes 3.1%

| Issuer<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| **Bank of America, N.A.** | | |
| 1.10%, 03/15/04 | 130,000 | 130,000 |
| 1.08%, 04/13/04 | 500,000 | 500,000 |
| 1.08%, 04/15/04 | 405,000 | 405,000 |
| **Lasalle National Bank, N.A.** | | |
| 1.10%, 01/30/04 | 200,000 | 200,000 |
| 1.10%, 02/09/04 | 54,000 | 54,000 |
| **Standard Federal Bank, N.A.** | | |
| 1.10%, 02/05/04 | 100,000 | 100,000 |
| 1.10%, 02/13/04 | 147,000 | 147,000 |
| | | **1,536,000** |

*See financial notes.*

## Portfolio Holdings continued

| Issuer<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| **Promissory Notes  1.5%** | | |
| • **The Goldman Sachs Group, Inc.** | | |
| 1.14%, 01/28/04 | 150,000 | 150,000 |
| 1.22%, 02/05/04 | 62,000 | 62,000 |
| 1.21%, 02/18/04 | 15,000 | 15,000 |
| 1.21%, 02/20/04 | 12,000 | 12,000 |
| 1.19%, 03/23/04 | 273,000 | 273,000 |
| 1.25%, 05/04/04 | 20,000 | 20,000 |
| 1.25%, 07/16/04 | 150,000 | 150,000 |
| 1.45%, 08/27/04 | 67,000 | 67,000 |
| | | **749,000** |
| **U.S. Government Securities**  4.1% of Net Assets | | |
| **Discount Notes  3.6%** | | |
| **Fannie Mae** | | |
| 1.09%, 03/01/04 | 145,000 | 144,737 |
| 1.22%, 03/05/04 | 223,120 | 222,640 |
| 1.09%, 03/10/04 | 204,004 | 203,578 |
| 1.10%, 03/17/04 | 200,000 | 199,535 |
| **Freddie Mac** | | |
| 1.09%, 03/12/04 | 150,000 | 149,677 |
| 1.23%, 03/12/04 | 19,775 | 19,728 |
| 1.10%, 03/15/04 | 300,000 | 299,322 |
| 1.00%, 03/25/04 | 19,671 | 19,626 |
| 1.10%, 03/25/04 | 41,420 | 41,314 |
| 1.30%, 03/25/04 | 155,858 | 155,392 |
| 1.10%, 04/05/04 | 140,000 | 139,595 |
| 1.10%, 04/06/04 | 160,000 | 159,535 |
| | | **1,754,679** |
| **Coupon Notes  0.5%** | | |
| **Fannie Mae** | | |
| 1.55%, 11/17/04 | 50,000 | 50,000 |
| **Freddie Mac** | | |
| 1.65%, 12/30/04 | 195,000 | 195,000 |
| | | **245,000** |

| Issuer<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| **Variable-Rate Obligations**  5.4% of Net Assets | | |
| ✚ **ABAG Financial Authority for Nonprofit Corps., California** | | |
| RB (Public Pole Institute) | | |
| Series 2002B | | |
| 1.25%, 01/07/04 | 17,870 | 17,870 |
| **Bank of New York Co., Inc., 144A** | | |
| 1.13%, 01/27/04 | 75,000 | 75,000 |
| **Bayerische Landesbank Girozentrale** | | |
| 1.11%, 01/13/04 | 47,000 | 46,995 |
| ✚ **Brooks County, Georgia Development Authority** | | |
| RB (Langboard, Inc. Project) | | |
| 1.17%, 01/07/04 | 10,000 | 10,000 |
| **Canadian Imperial Bank of Commerce** | | |
| 1.18%, 01/15/04 | 100,000 | 100,000 |
| ✚ **CFM International, Inc., 144A** | | |
| 1.17%, 01/07/04 | 25,075 | 25,075 |
| **Chase Manhattan Bank (USA)** | | |
| 1.10%, 01/30/04 | 100,000 | 100,000 |
| • **GE Life & Annuity Assurance Co., 144A** | | |
| 1.22%, 01/01/04 | 100,000 | 100,000 |
| 1.23%, 01/01/04 | 50,000 | 50,000 |
| 1.24%, 02/02/04 | 50,000 | 50,000 |
| **General Electric Capital Corp.** | | |
| 1.25%, 01/09/04 | 175,000 | 175,000 |
| 1.23%, 01/20/04 | 75,000 | 75,000 |
| **Grand Prairie, Texas Sports Facility Development Corp.** | | |
| Sales Tax Revenue Refunding Taxable Bonds | | |
| Series 2003A | | |
| 1.60%, 09/15/04 | 15,920 | 15,920 |
| **Lloyds TSB Bank, PLC** | | |
| 1.06%, 01/13/04 | 50,000 | 49,981 |
| ✚ **Loanstar Assets Partners II, L.P., 144A** | | |
| 1.17%, 01/07/04 | 45,000 | 45,000 |
| ✚ **Lowndes Corp., Georgia, 144A** | | |
| Taxable Demand Bond | | |
| Series 1997 | | |
| 1.16%, 01/07/04 | 4,850 | 4,850 |
| ✚ **Merlot Trust** | | |
| Series 2000B, **Section 4(2) / 144A** | | |
| 1.25%, 01/07/04 | 32,630 | 32,630 |
| Series 2001A67, **Section 4(2) / 144A** | | |
| 1.25%, 01/07/04 | 35,065 | 35,065 |

| Issuer Rate, Maturity Date | Face Amount ($ x 1,000) | Value ($ x 1,000) |
|---|---|---|
| Series 2001A7, **Section 4(2) / 144A** | | |
| 1.25%, 01/07/04 | 15,470 | 15,470 |
| • **Metropolitan Life Insurance Co., 144A** | | |
| 1.22%, 01/30/04 | 50,000 | 50,000 |
| 1.24%, 02/02/04 | 100,000 | 100,000 |
| • **Monumental Life Insurance Co., 144A** | | |
| 1.29%, 01/01/04 | 100,000 | 100,000 |
| + **New Jersey Economic Development Authority** | | |
| Adjustable Rate Lease Revenue Taxable Bonds (Barnes & Noble, Inc. Distribution & Freight Consolidation Center Project) Series 1995A | | |
| 1.11%, 01/07/04 | 14,670 | 14,670 |
| Adjustable Rate Lease Revenue Taxable Bonds (Barnes & Noble, Inc. Distribution & Freight Consolidation Center Project) Series 1995B | | |
| 1.11%, 01/07/04 | 10,000 | 10,000 |
| Adjustable Rate Lease Revenue Taxable Bonds (Camden Center Project) Series 2002A | | |
| 1.11%, 01/07/04 | 22,045 | 22,045 |
| Adjustable Rate Lease Revenue Taxable Bonds (Camden Center Project) Series 2002B | | |
| 1.11%, 01/07/04 | 20,000 | 20,000 |
| **Norddeutsche Landesbank Girozentrale** | | |
| 1.08%, 01/23/04 | 135,000 | 134,960 |
| • **Pacific Life Insurance Co.** | | |
| 1.22%, 01/02/04 | 100,000 | 100,000 |
| **Royal Bank of Canada** | | |
| 1.15%, 01/12/04 | 60,000 | 60,000 |
| **Royal Bank of Scotland, PLC** | | |
| 1.09%, 01/14/04 | 100,000 | 99,975 |
| + **Santa Rosa, California** | | |
| Pension Obligation Revenue Taxable Bonds Series 2003A | | |
| 1.25%, 01/07/04 | 10,000 | 10,000 |
| + **SE Christian Church, Jefferson County, Kentucky** | | |
| Series 2003 | | |
| 1.20%, 01/07/04 | 11,100 | 11,100 |
| ◆ **Sigma Finance, Inc., 3c7 / 144A** | | |
| 1.13%, 01/05/04 | 100,000 | 99,993 |
| 1.14%, 01/12/04 | 195,000 | 195,000 |

| Issuer Rate, Maturity Date | Face Amount ($ x 1,000) | Value ($ x 1,000) |
|---|---|---|
| 1.13%, 01/15/04 | 60,000 | 60,000 |
| 1.12%, 01/15/04 | 230,000 | 229,976 |
| 1.12%, 01/16/04 | 45,000 | 45,000 |
| 1.12%, 01/20/04 | 40,000 | 39,997 |
| 1.10%, 01/21/04 | 20,000 | 19,998 |
| + **Sisters of Mercy of the Americas Regional Community of Omaha, Nebraska** | | |
| Series 2001 | | |
| 1.14%, 01/07/04 | 11,860 | 11,860 |
| • **Travelers Insurance Co., 144A** | | |
| 1.23%, 02/01/04 | 100,000 | 100,000 |
| **Wells Fargo & Co.** | | |
| 1.16%, 01/02/04 | 75,000 | 75,000 |
| | | **2,633,430** |

| Security | Maturity Amount ($ x 1,000) | Value ($ x 1,000) |
|---|---|---|
| **Other Investments**  7.3% of investments | | |
| **Repurchase Agreements  7.3%** | | |
| **Bear Stearns & Co., Inc.** Tri-Party Repurchase Agreement Collateralized by U.S. Government Securities with a value of $336,604 | | |
| 1.02%, issued 12/31/03, due 01/02/04 | 330,019 | 330,000 |
| **Credit Suisse First Boston L.L.C.** Tri-Party Repurchase Agreement Collateralized by U.S. Government Securities with a value of $510,602 | | |
| 1.02%, issued 12/31/03, due 01/02/04 | 320,602 | 320,584 |
| 1.06%, issued 12/30/03, due 01/07/04 | 180,042 | 180,000 |
| **J.P. Morgan Securities, Inc.** Tri-Party Repurchase Agreement Collateralized by U.S. Government Securities with a value of $78,541 | | |
| 1.02%, issued 12/31/03, due 01/02/04 | 77,004 | 77,000 |

## Portfolio Holdings continued

| Security | Maturity Amount ($ x 1,000) | Value ($ x 1,000) |
|---|---|---|
| **Goldman Sachs & Co.** Tri-Party Repurchase Agreement Collateralized by U.S. Government Securities with a value of $846,600 1.02%, issued 12/31/03, due 01/02/04 | 830,047 | 830,000 |
| **UBS Financial Services, Inc.** Tri-Party Repurchase Agreement Collateralized by U.S. Government Securities with a value of $1,912,505 1.02%, issued 12/31/03, due 01/02/04 | 1,875,106 | 1,875,000 |
| | | **3,612,584** |

**End of investments.** For totals, please see the first page of holdings for this fund.

**At December 31, 2003, portfolio holdings included illiquid restricted securities as follows:**

| Issuer Rate, Acquisition Date, Maturity Date | Face Amount ($ x 1,000) | Cost/ Value ($ x 1,000) |
|---|---|---|
| **GE Life & Annuity Assurance Co., 144A** | | |
| 1.22%, 05/03/99, 01/02/04 | 100,000 | 100,000 |
| 1.22%, 08/02/99, 01/02/04 | 50,000 | 50,000 |
| 1.24%, 02/03/03, 01/02/04 | 50,000 | 50,000 |
| | | **200,000** |
| **Metropolitan Life Insurance Co., 144A** | | |
| 1.22%, 12/28/00, 01/30/04 | 50,000 | 50,000 |
| 1.24%, 02/03/03, 02/02/04 | 100,000 | 100,000 |
| | | **150,000** |
| **Monumental Life Insurance Co., 144A** | | |
| 1.24%, 06/09/93, 01/02/04 | **100,000** | **100,000** |
| **Pacific Life Insurance Co.** | | |
| 1.22%, 09/26/03, 01/02/04 | **100,000** | **100,000** |
| **The Goldman Sachs Group, Inc.** | | |
| 1.14%, 07/28/03, 01/28/04 | 150,000 | 150,000 |
| 1.22%, 08/05/03, 02/05/04 | 62,000 | 62,000 |
| 1.21%, 08/18/03, 02/18/04 | 15,000 | 15,000 |
| 1.21%, 08/19/03, 02/20/04 | 12,000 | 12,000 |
| 1.19%, 09/22/03, 03/23/04 | 251,000 | 251,000 |
| 1.19%, 09/23/03, 03/23/04 | 22,000 | 22,000 |
| 1.25%, 11/04/03, 05/04/04 | 20,000 | 20,000 |
| 1.25%, 12/16/03, 07/16/04 | 150,000 | 150,000 |
| 1.45%, 12/02/03, 08/27/04 | 67,000 | 67,000 |
| | | **749,000** |
| **Travelers Insurance Co., 144A** | | |
| 1.23%, 10/31/03, 02/02/04 | **100,000** | **100,000** |

 *See financial notes.*

Statement of
## Assets and Liabilities

As of December 31, 2003. All numbers x 1,000 except NAV.

### Assets

| | |
|---|---|
| Investments, at value | $49,041,462 |
| Interest receivable | 41,551 |
| Prepaid expenses | + 781 |
| **Total assets** | **49,083,794** |

### Liabilities

| | |
|---|---|
| Payables: | |
| Dividends to shareholders | 466 |
| Investment adviser and administrator fees | 483 |
| Transfer agent and shareholder service fees | 604 |
| Accrued expenses | + 2,984 |
| **Total liabilities** | **4,537** |

### Net Assets

| | |
|---|---|
| **Total assets** | 49,083,794 |
| **Total liabilities** | − 4,537 |
| **Net assets** | **$49,079,257** |

### Net Assets by Source

| | |
|---|---|
| Capital received from investors | 49,079,306 |
| Net realized capital losses | (49) |

### Net Asset Value (NAV)

| Net Assets | ÷ | Shares Outstanding | = | NAV |
|---|---|---|---|---|
| $49,079,257 | | 49,079,865 | | $1.00 |

---

Unless stated, all numbers x 1,000.

The amortized cost of the fund's securities was $49,041,462. Includes illiquid restricted securities worth $1,399,000, or 2.85% of the fund's total net assets. Also, includes other restricted but deemed liquid securities comprised of 144A, section 4(2) and 3c7 securities, worth $18,755,512 or 38.21% of the fund's total net assets.

**Federal Tax Data**

**Cost basis of portfolio** $49,041,462

**Unused capital losses:**

| Expires 12/31 of: | Loss amount: |
|---|---|
| 2007 | $49 |

**Reclassifications:**

| | |
|---|---|
| Net realized capital losses | $27 |
| Reclassified as: | |
| Capital received from investors | ($27) |

*See financial notes.* 17

Statement of

## Operations

For January 1, 2003 through December 31, 2003. All numbers x 1,000.

### Investment Income

| | | |
|---|---|---|
| Interest | | **$644,039** |

### Expenses

| | | |
|---|---|---|
| Investment adviser and administrator fees | | 158,547 |
| Transfer agent and shareholder service fees | | 232,078 |
| Trustees' fees | | 174 |
| Custodian and portfolio accounting fees | | 4,388 |
| Professional fees | | 149 |
| Registration fees | | 844 |
| Shareholder reports | | 5,432 |
| Other expenses | + | 504 |
| Total expenses | | 402,116 |
| Expense reduction | – | 15,320 |
| **Net expenses** | | **386,796** |

### Increase in Net Assets from Operations

| | | |
|---|---|---|
| **Total investment income** | | 644,039 |
| **Net expenses** | – | 386,796 |
| **Net investment income** | | **257,243** |
| **Increase in net assets from operations** | | **$257,243** |

Unless stated, all numbers x 1,000.

Calculated on a graduated basis as a percentage of average daily net assets: 0.38% of the first $1 billion, 0.35% over $1 billion, 0.32% over $10 billion, 0.30% over $20 billion and 0.27% over $40 billion.

Calculated as a percentage of average daily net assets: for transfer agent services, 0.25% of the fund's assets; for shareholder services, 0.20% of the fund's assets. These fees are paid to Charles Schwab & Co.

For the fund's independent trustees only.

This reduction was made by the investment adviser (CSIM). It reflects a guarantee by CSIM and the transfer agent and shareholder service agent (Schwab) to limit the annual operating expenses of this fund through at least April 30, 2004 to 0.75% of average daily net assets. This limit does not include interest, taxes and certain non-routine expenses.

 *See financial notes.*

Statements of
## Changes in Net Assets

For the current and prior report periods. All numbers x 1,000.

### Operations

| | 1/1/03–12/31/03 | 1/1/02–12/31/02 |
|---|---|---|
| Net investment income | $257,243 | $613,708 |
| **Increase in net assets from operations** | **257,243** | **613,708** |

### Distributions Paid

| | | |
|---|---|---|
| Dividends from net investment income | **257,243** | **613,708** |

### Transactions in Fund Shares

| | | |
|---|---|---|
| Shares sold | 132,562,456 | 137,199,724 |
| Shares reinvested | 253,763 | 604,716 |
| Shares redeemed | +(134,800,345) | (135,856,854) |
| **Net transactions in fund shares** | **(1,984,126)** | **1,947,586** |

### Net Assets

| | | |
|---|---|---|
| Beginning of period | 51,063,383 | 49,115,797 |
| Total increase or decrease | + (1,984,126) | 1,947,586 |
| **End of period** | **$49,079,257** | **$51,063,383** |

Unless stated, all numbers x 1,000.

The tax-basis components of distributions are:

**Current year**
| | |
|---|---|
| Ordinary income | $257,243 |
| Long-term capital gains | $– |

**Prior year**
| | |
|---|---|
| Ordinary income | $613,708 |
| Long-term capital gains | $– |

Because all transactions in this section took place at $1.00 per share, figures for share quantities are the same as for dollars.

Represents the changes in net assets from operations plus the changes in value of transactions in fund shares, minus distributions paid.

# Schwab Government Money Fund

## Financial Statements

### Financial Highlights

| | 1/1/03–<br>12/31/03 | 1/1/02–<br>12/31/02 | 1/1/01–<br>12/31/01 | 1/1/00–<br>12/31/00 | 1/1/99–<br>12/31/99 |
|---|---|---|---|---|---|
| **Per-Share Data** ($) | | | | | |
| Net asset value at beginning of period | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 |
| Income from investment operations: | | | | | |
| Net investment income | 0.00[1] | 0.01 | 0.04 | 0.06 | 0.04 |
| Less distributions: | | | | | |
| Dividends from net investment income | (0.00)[1] | (0.01) | (0.04) | (0.06) | (0.04) |
| Net asset value at end of period | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 |
| Total return (%) | 0.48 | 1.20 | 3.63 | 5.69 | 4.50 |
| **Ratios/Supplemental Data** (%) | | | | | |
| Ratios to average net assets: | | | | | |
| Net operating expenses | 0.75 | 0.75 | 0.75 | 0.76[2] | 0.75 |
| Gross operating expenses | 0.83 | 0.83 | 0.84 | 0.85 | 0.85 |
| Net investment income | 0.49 | 1.19 | 3.52 | 5.54 | 4.42 |
| Net assets, end of period ($ x 1,000,000) | 2,838 | 3,092 | 3,054 | 2,509 | 2,545 |

[1] Per-share amount was less than $0.01.

[2] The ratio of net operating expenses would have been 0.75% if certain non-routine expenses (proxy fees) had not been included.

## Portfolio Holdings as of December 31, 2003

This section shows all the securities in the fund's portfolio and their market value, as of the report date.

For fixed-rate obligations, the rate shown is the effective yield at the time of purchase, except for U.S. government agency coupon notes and U.S. Treasury notes, for which the rate shown is the interest rate (the rate established when the obligation was issued). For variable-rate obligations, the rate shown is the rate as of the report date. For variable-rate obligations with scheduled maturities greater than 397 days, the maturity shown is the later of the next interest rate change date or demand date. For variable-rate obligations with scheduled maturities less than 397 days, the maturity shown is the earlier of the next interest rate change date or demand date. For variable-rate obligations without demand features, the maturity shown is the next interest rate change date.

| Holdings by Category | | Cost ($x1,000) | Value ($x1,000) |
|---|---|---|---|
| 56.9% | U.S. Government Securities | 1,615,349 | 1,615,349 |
| 2.3% | Variable-Rate Obligation | 64,131 | 64,131 |
| 42.4% | Other Investments | 1,202,304 | 1,202,304 |
| 101.6% | Total Investments | 2,881,784 | 2,881,784 |
| (1.6)% | Other Assets and Liabilities | | (44,255) |
| 100.0% | Total Net Assets | | 2,837,529 |

| Issuer Rate, Maturity Date | Face Amount ($ x 1,000) | Value ($ x 1,000) |
|---|---|---|

### U.S. Government Securities  56.9% of Net Assets

#### Discount Notes  41.6%

**Fannie Mae**

| | | |
|---|---|---|
| 1.07%, 01/07/04 | 20,000 | 19,996 |
| 1.08%, 01/07/04 | 12,500 | 12,498 |
| 1.06%, 01/09/04 | 8,360 | 8,358 |
| 1.07%, 01/14/04 | 30,535 | 30,523 |
| 1.08%, 01/14/04 | 25,000 | 24,990 |
| 1.08%, 01/21/04 | 30,000 | 29,982 |
| 1.07%, 01/28/04 | 11,300 | 11,291 |
| 1.10%, 02/02/04 | 12,565 | 12,553 |

| Issuer Rate, Maturity Date | Face Amount ($ x 1,000) | Value ($ x 1,000) |
|---|---|---|
| 1.07%, 02/04/04 | 20,000 | 19,980 |
| 1.08%, 02/11/04 | 10,000 | 9,988 |
| 1.08%, 02/25/04 | 36,000 | 35,941 |
| 1.20%, 03/05/04 | 10,000 | 9,979 |
| 1.33%, 03/05/04 | 2,300 | 2,295 |
| 1.12%, 03/10/04 | 35,000 | 34,926 |
| 1.10%, 03/17/04 | 15,240 | 15,205 |
| 1.08%, 04/01/04 | 50,000 | 49,865 |
| 1.22%, 04/02/04 | 15,000 | 14,954 |
| 1.32%, 04/02/04 | 15,000 | 14,950 |
| 1.11%, 04/07/04 | 15,000 | 14,955 |
| 1.12%, 04/14/04 | 15,000 | 14,952 |
| 1.15%, 05/19/04 | 10,000 | 9,956 |
| 1.38%, 08/20/04 | 10,000 | 9,912 |
| 1.39%, 10/15/04 | 15,000 | 14,836 |
| **Federal Farm Credit Bank** | | |
| 1.25%, 02/13/04 | 20,000 | 19,970 |
| **Federal Home Loan Bank** | | |
| 1.05%, 01/05/04 | 65,000 | 64,992 |
| 1.06%, 01/14/04 | 4,678 | 4,676 |
| 1.13%, 01/16/04 | 15,700 | 15,693 |
| 1.06%, 01/23/04 | 39,500 | 39,475 |
| 1.08%, 03/17/04 | 25,000 | 24,943 |
| 1.09%, 03/17/04 | 23,000 | 22,947 |
| **Freddie Mac** | | |
| 1.06%, 01/06/04 | 61,500 | 61,491 |
| 1.07%, 01/08/04 | 12,298 | 12,295 |
| 1.06%, 01/13/04 | 20,000 | 19,993 |
| 1.06%, 01/14/04 | 75,660 | 75,631 |
| 1.07%, 01/15/04 | 11,600 | 11,595 |
| 1.08%, 01/15/04 | 20,000 | 19,992 |
| 1.08%, 01/22/04 | 31,000 | 30,980 |
| 1.08%, 01/29/04 | 50,000 | 49,958 |
| 1.09%, 02/04/04 | 15,000 | 14,985 |
| 1.08%, 02/05/04 | 35,000 | 34,963 |
| 1.09%, 02/12/04 | 5,183 | 5,176 |
| 1.09%, 02/19/04 | 25,800 | 25,761 |
| 1.11%, 03/01/04 | 15,000 | 14,972 |
| 1.09%, 03/05/04 | 16,600 | 16,568 |
| 1.10%, 03/18/04 | 15,469 | 15,433 |
| 1.27%, 03/25/04 | 15,000 | 14,956 |
| 1.30%, 03/25/04 | 23,000 | 22,931 |
| 1.11%, 04/01/04 | 97,898 | 97,626 |
| 1.11%, 04/15/04 | 6,273 | 6,253 |
| 1.15%, 05/20/04 | 2,500 | 2,489 |
| 1.41%, 11/04/04 | 10,000 | 9,881 |
| | | 1,179,510 |

## Portfolio Holdings continued

| Issuer<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| **Coupon Notes 15.3%** | | |
| **Fannie Mae** | | |
| 5.13%, 02/13/04 | 68,100 | 68,416 |
| 3.63%, 04/15/04 | 20,000 | 20,130 |
| 6.50%, 08/15/04 | 38,905 | 40,124 |
| 1.30%, 08/30/04 | 10,000 | 10,000 |
| 3.50%, 09/15/04 | 10,000 | 10,145 |
| 1.50%, 09/24/04 | 15,000 | 15,000 |
| 1.43%, 11/15/04 | 15,000 | 15,000 |
| 1.55%, 11/17/04 | 20,000 | 20,000 |
| **Federal Home Loan Bank** | | |
| 5.38%, 01/05/04 | 14,010 | 14,016 |
| 3.75%, 02/13/04 | 15,000 | 15,046 |
| 3.75%, 04/15/04 | 34,115 | 34,358 |
| 4.88%, 04/16/04 | 16,405 | 16,582 |
| 3.38%, 05/14/04 | 30,580 | 30,824 |
| 3.63%, 10/15/04 | 10,500 | 10,680 |
| 1.46%, 11/17/04 | 15,000 | 15,000 |
| **Freddie Mac** | | |
| 3.25%, 01/15/04 | 15,000 | 15,010 |
| 5.25%, 02/15/04 | 20,000 | 20,099 |
| 3.75%, 04/15/04 | 20,000 | 20,139 |
| 6.25%, 07/15/04 | 10,000 | 10,270 |
| 1.50%, 11/16/04 | 20,000 | 20,000 |
| 1.65%, 12/30/04 | 15,000 | 15,000 |
| | | **435,839** |

| **Variable-Rate Obligation** 2.3% of Net Assets | | |
|---|---|---|
| **Freddie Mac** | | |
| 1.11%, 01/07/04 | 64,125 | **64,131** |

| Security | Maturity Amount<br>($ x 1,000) | |
|---|---|---|

| **Other Investments** 42.4% of Net Assets | | |
|---|---|---|

| **Repurchase Agreements 42.4%** | | |
|---|---|---|
| **Bear Stearns & Co., Inc.**<br>Tri-Party Repurchase Agreement<br>Collateralized by U.S.<br>Government Securities<br>with a value of $308,046<br>1.02%, issued 12/31/03,<br>due 01/02/04 | 97,005 | 97,000 |

| Security | Maturity Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| 1.05%, issued 12/17/03,<br>due 01/07/04 | 140,086 | 140,000 |
| 1.06%, issued 12/08/03,<br>due 01/07/04 | 65,057 | 65,000 |
| **Credit Suisse First Boston L.L.C.**<br>Tri-Party Repurchase Agreement<br>Collateralized by U.S.<br>Government Securities<br>with a value of $538,887 | | |
| 1.02%, issued 12/31/03,<br>due 01/02/04 | 98,310 | 98,304 |
| 1.05%, issued 12/11/03,<br>due 01/07/04 | 150,118 | 150,000 |
| 1.05%, issued 12/12/03,<br>due 01/07/04 | 20,016 | 20,000 |
| 1.05%, issued 12/16/03,<br>due 01/07/04 | 80,051 | 80,000 |
| 1.05%, issued 12/22/03,<br>due 01/07/04 | 90,042 | 90,000 |
| 1.06%, issued 12/29/03,<br>due 01/07/04 | 90,024 | 90,000 |
| **Goldman Sachs & Co.**<br>Tri-Party Repurchase Agreement<br>Collateralized by U.S.<br>Government Securities<br>with a value of $98,940 | | |
| 1.02%, issued 12/31/03,<br>due 01/02/04 | 97,005 | 97,000 |
| **UBS Financial Services, Inc.**<br>Tri-Party Repurchase Agreement<br>Collateralized by U.S.<br>Government Securities<br>with a value of $280,509 | | |
| 1.04%, issued 12/01/03,<br>due 01/05/04 | 75,076 | 75,000 |
| 1.05%, issued 12/10/03,<br>due 01/07/04 | 30,025 | 30,000 |
| 1.05%, issued 12/15/03,<br>due 01/07/04 | 100,067 | 100,000 |
| 1.05%, issued 12/18/03,<br>due 01/07/04 | 70,041 | 70,000 |
| | | **1,202,304** |

**End of investments.** For totals, please see the first page of holdings for this fund.

Statement of
## Assets and Liabilities

As of December 31, 2003. All numbers x 1,000 except NAV.

### Assets

| | |
|---|---:|
| Investments, at value | $1,679,480 |
| Repurchase agreements, at value | 1,202,304 |
| Interest receivable | 5,806 |
| Prepaid expenses | + 71 |
| **Total assets** | **2,887,661** |

### Liabilities

| | |
|---|---:|
| Payables: | |
| Dividends to shareholders | 24 |
| Investments bought | 49,865 |
| Investment adviser and administrator fees | 22 |
| Transfer agent and shareholder service fees | 34 |
| Accrued expenses | + 187 |
| **Total liabilities** | **50,132** |

### Net Assets

| | |
|---|---:|
| **Total assets** | 2,887,661 |
| **Total liabilities** | − 50,132 |
| **Net assets** | **$2,837,529** |

### Net Assets by Source

| | |
|---|---:|
| Capital received from investors | 2,838,250 |
| Net realized capital losses | (721) |

### Net Asset Value (NAV)

| Net Assets | ÷ | Shares Outstanding | = | NAV |
|---|---|---|---|---|
| $2,837,529 | | 2,838,641 | | $1.00 |

---

Unless stated, all numbers x 1,000.

The amortized cost for the fund's securities was $2,881,784

**Federal Tax Data**

| | |
|---|---:|
| **Cost basis of portfolio** | $2,881,784 |

**Unused capital losses:**

| Expires 12/31 of: | Loss amount: |
|---|---:|
| 2004 | $162 |
| 2005 | 226 |
| 2006 | 119 |
| 2007 | 184 |
| 2008 | 13 |
| 2010 | 1 |
| 2011 | + 16 |
| | **$721** |

**Reclassifications:**

| | |
|---|---:|
| Net realized capital losses | $161 |
| Reclassified as: | |
| Capital received from investors | ($161) |

*See financial notes.* 23

Statement of
## Operations

For January 1, 2003 through December 31, 2003. All numbers x 1,000.

### Investment Income

| | | |
|---|---|---|
| Interest | | **$38,000** |

### Net Realized Gains and Losses

| | | |
|---|---|---|
| Net realized losses on investments sold | | **(16)** |

### Expenses

| | | |
|---|---|---|
| Investment adviser and administrator fees | | 11,059 |
| Transfer agent and shareholder service fees | | 13,834 |
| Trustees' fees | | 42 |
| Custodian and portfolio accounting fees | | 245 |
| Professional fees | | 30 |
| Registration fees | | 190 |
| Shareholder reports | | 164 |
| Other expenses | + | 25 |
| Total expenses | | 25,589 |
| Expense reduction | − | 2,533 |
| **Net expenses** | | **23,056** |

### Increase in Net Assets from Operations

| | | |
|---|---|---|
| **Total investment income** | | 38,000 |
| **Net expenses** | − | 23,056 |
| **Net investment income** | | **14,944** |
| **Net realized losses** | + | (16) |
| **Increase in net assets from operations** | | **$14,928** |

Unless stated, all numbers x 1,000.

Calculated on a graduated basis as a percentage of average daily net assets: 0.38% of the first $1 billion, 0.35% over $1 billion, 0.32% over $10 billion, 0.30% over $20 billion and 0.27% over $40 billion.

Calculated as a percentage of average daily net assets: for transfer agent services, 0.25% of the fund's assets; for shareholder services, 0.20% of the fund's assets. These fees are paid to Charles Schwab & Co.

For the fund's independent trustees only.

This reduction was made by the investment adviser (CSIM). It reflects a guarantee by CSIM and the transfer agent and shareholder service agent (Schwab) to limit the annual operating expenses of this fund through at least April 30, 2004 to 0.75% of average daily net assets. This limit doesn't include interest, taxes and certain non-routine expenses.

 *See financial notes.*

Statements of
## Changes in Net Assets

For the current and prior report periods. All numbers x 1,000.

### Operations

| | 1/1/03–12/31/03 | 1/1/02–12/31/02 |
|---|---|---|
| Net investment income | $14,944 | $38,140 |
| Net realized losses + | (16) | (1) |
| **Increase in net assets from operations** | **14,928** | **38,139** |

### Distributions Paid

| | | |
|---|---|---|
| Dividends from net investment income | **14,944** | **38,140** |

### Transactions in Fund Shares

| | | |
|---|---|---|
| Shares sold | 8,476,017 | 7,912,017 |
| Shares reinvested | 14,704 | 37,703 |
| Shares redeemed + | (8,744,747) | (7,911,680) |
| **Net transactions in fund shares** | **(254,026)** | **38,040** |

### Net Assets

| | | |
|---|---|---|
| Beginning of period | 3,091,571 | 3,053,532 |
| Total increase or decrease + | (254,042) | 38,039 |
| **End of period** | **$2,837,529** | **$3,091,571** |

Unless stated, all numbers x 1,000.

The tax-basis components of distributions are:

**Current year**
| Ordinary income | $14,944 |
| Long-term capital gains | $– |

**Prior year**
| Ordinary income | $38,140 |
| Long-term capital gains | $– |

Because all transactions in this section took place at $1.00 per share, figures for share quantities are the same as for dollars.

Represents the changes in net assets from operations plus the changes in value of transactions in fund shares, minus distributions paid.

# Schwab U.S. Treasury Money Fund

## Financial Statements

### Financial Highlights

| | 1/1/03–12/31/03 | 1/1/02–12/31/02 | 1/1/01–12/31/01 | 1/1/00–12/31/00 | 1/1/99–12/31/99 |
|---|---|---|---|---|---|
| **Per-Share Data** ($) | | | | | |
| Net asset value at beginning of period | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 |
| Income from investment operations: | | | | | |
| Net investment income | 0.00[1] | 0.01 | 0.04 | 0.05 | 0.04 |
| Less distributions: | | | | | |
| Dividends from net investment income | (0.00)[1] | (0.01) | (0.04) | (0.05) | (0.04 |
| Net asset value at end of period | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 |
| Total return (%) | 0.49 | 1.15 | 3.61 | 5.40 | 4.25 |
| **Ratios/Supplemental Data** (%) | | | | | |
| Ratios to average net assets: | | | | | |
| Net operating expenses | 0.65 | 0.65 | 0.65 | 0.66[2] | 0.65 |
| Gross operating expenses | 0.82 | 0.82 | 0.84 | 0.85 | 0.86 |
| Net investment income | 0.49 | 1.15 | 3.44 | 5.27 | 4.18 |
| Net assets, end of period ($ x 1,000,000) | 4,046 | 4,323 | 4,042 | 2,750 | 2,592 |

[1] Per-share amount was less than $0.01.

[2] The ratio of net operating expenses would have been 0.65% if certain non-routine expenses (proxy fees) had not been included.

 *See financial notes.*

## Portfolio Holdings as of December 31, 2003

This section shows all the securities in the fund's portfolio and their market value, as of the report date.

For fixed-rate obligations, the rate shown is the effective yield at the time of purchase, except U.S. Treasury notes, for which the rate shown is the interest rate (the rate established when the obligation was issued). For variable-rate obligations, the rate shown is the rate as of the report date. For variable-rate obligations with scheduled maturities greater than 397 days, the maturity shown is the later of the next interest rate change date or demand date. For variable-rate obligations with scheduled maturities less than 397 days, the maturity shown is the earlier of the next interest rate change date or demand date.

| Holdings by Category | | Cost ($x1,000) | Value ($x1,000) |
|---|---|---|---|
| 99.3% | U.S. Government Securities | 4,015,588 | 4,015,588 |
| **99.3%** | **Total Investments** | **4,015,588** | **4,015,588** |
| 0.7% | Other Assets and Liabilities | | 30,222 |
| **100.0%** | **Total Net Assets** | | **4,045,810** |

| Issuer Rate, Maturity Date | Face Amount ($ x 1,000) | Value ($ x 1,000) |
|---|---|---|
| **U.S. Government Securities 99.3% of Net Assets** | | |
| **Treasury Bills 29.9%** | | |
| **U.S. Treasury Bills** | | |
| 0.89%, 01/02/04 | 1,250 | 1,250 |
| 0.92%, 01/02/04 | 1,785 | 1,785 |
| 0.93%, 01/02/04 | 30,935 | 30,934 |
| 0.98%, 01/02/04 | 13,075 | 13,075 |
| 0.93%, 01/15/04 | 205,175 | 205,101 |
| 0.94%, 01/15/04 | 51,720 | 51,701 |
| 0.95%, 01/15/04 | 150,000 | 149,945 |
| 0.97%, 01/15/04 | 4,590 | 4,588 |
| 0.98%, 01/15/04 | 2,060 | 2,059 |
| 0.99%, 01/15/04 | 37,105 | 37,090 |
| 1.02%, 01/15/04 | 30,000 | 29,988 |
| 0.84%, 02/12/04 | 21,450 | 21,429 |
| 0.92%, 02/19/04 | 10,330 | 10,317 |
| 0.99%, 02/19/04 | 22,540 | 22,510 |
| 0.93%, 02/26/04 | 60,000 | 59,913 |
| 1.05%, 02/26/04 | 50,000 | 49,919 |
| 0.85%, 03/18/04 | 129,160 | 128,925 |
| 0.99%, 03/18/04 | 15,310 | 15,278 |
| 1.00%, 03/18/04 | 1,335 | 1,332 |
| 0.89%, 04/01/04 | 10,870 | 10,846 |
| 0.96%, 04/01/04 | 3,265 | 3,257 |
| 0.97%, 04/01/04 | 2,270 | 2,265 |
| 0.98%, 04/01/04 | 9,790 | 9,766 |
| 0.99%, 04/01/04 | 16,420 | 16,379 |
| 0.99%, 04/15/04 | 330,000 | 329,052 |
| | | **1,208,704** |
| **Treasury Notes 69.4%** | | |
| **U.S. Treasury Notes** | | |
| 3.00%, 01/31/04 | 461,045 | 461,787 |
| 5.88%, 02/15/04 | 305,000 | 306,790 |
| 3.00%, 02/29/04 | 576,305 | 578,153 |
| 3.63%, 03/31/04 | 574,315 | 578,004 |
| 3.38%, 04/30/04 | 312,720 | 315,135 |
| 7.25%, 05/15/04 | 190,000 | 194,380 |
| 12.38%, 05/15/04 | 140,000 | 145,864 |
| 3.25%, 05/31/04 | 164,440 | 165,917 |
| 2.13%, 08/31/04 | 51,330 | 51,625 |
| 5.88%, 11/15/04 | 8,885 | 9,229 |
| | | **2,806,884** |

**End of investments.** For totals, please see the first page of holdings for this fund.

Statement of
## Assets and Liabilities

As of December 31, 2003. All numbers x 1,000 except NAV.

### Assets

| | |
|---|---|
| Investments, at value | $4,015,588 |
| Cash | 1 |
| Interest receivable | 30,405 |
| Prepaid expenses | + 109 |
| **Total assets** | **4,046,103** |

### Liabilities

| | |
|---|---|
| Payables: | |
| Dividends to shareholders | 39 |
| Investment adviser and administrator fees | 31 |
| Transfer agent and shareholder service fees | 50 |
| Accrued expenses | + 173 |
| **Total liabilities** | **293** |

### Net Assets

| | |
|---|---|
| **Total assets** | 4,046,103 |
| **Total liabilities** | – 293 |
| **Net assets** | **$4,045,810** |

### Net Assets by Source

| | |
|---|---|
| Capital received from investors | 4,046,682 |
| Net realized capital losses | (872) |

### Net Asset Value (NAV)

| Net Assets | ÷ | Shares Outstanding | = | NAV |
|---|---|---|---|---|
| $4,045,810 | | 4,046,746 | | $1.00 |

Unless stated, all numbers x 1,000.

The amortized cost for the fund's securities was $4,015,588.

**Federal Tax Data**

| | |
|---|---|
| **Cost basis of portfolio** | $4,015,588 |
| **Unused capital losses:** | |
| Expires 12/31 of: | Loss amount: |
| 2005 | $62 |
| 2006 | 89 |
| 2007 | 580 |
| 2010 | 66 |
| 2011 | + 75 |
| | **$872** |

 *See financial notes.*

Statement of
## Operations

For January 1, 2003 through December 31, 2003. All numbers x 1,000.

| | | |
|---|---|---|
| **Investment Income** | | |
| Interest | | **$47,177** |
| **Net Realized Gains and Losses** | | |
| Net realized losses on investments sold | | **(56)** |
| **Expenses** | | |
| Investment adviser and administrator fees | | 14,778 |
| Transfer agent and shareholder service fees | | 18,614 |
| Trustees' fees | | 44 |
| Custodian and portfolio accounting fees | | 311 |
| Professional fees | | 32 |
| Registration fees | | 139 |
| Shareholder reports | | 112 |
| Other expenses | + | 35 |
| Total expenses | | 34,065 |
| Expense reduction | – | 7,178 |
| **Net expenses** | | **26,887** |
| **Increase in Net Assets from Operations** | | |
| **Total investment income** | | 47,177 |
| **Net expenses** | – | 26,887 |
| **Net investment income** | | **20,290** |
| **Net realized losses** | + | (56) |
| **Increase in net assets from operations** | | **$20,234** |

Unless stated, all numbers x 1,000.

Calculated on a graduated basis as a percentage of average daily net assets: 0.38% of the first $1 billion, 0.35% over $1 billion, 0.32% over $10 billion, 0.30% over $20 billion and 0.27% over $40 billion.

Calculated as a percentage of average daily net assets: for transfer agent services, 0.25% of the fund's assets; for shareholder services, 0.20% of the fund's assets. These fees are paid to Charles Schwab & Co.

For the fund's independent trustees only.

This reduction was made by the investment adviser (CSIM). It reflects a guarantee by CSIM and the transfer agent and shareholder service agent (Schwab) to limit the annual operating expenses of this fund through at least April 30, 2004 to 0.65% of average daily net assets. This limit doesn't include interest, taxes and certain non-routine expenses.

*See financial notes.*

Statements of

## Changes in Net Assets

For the current and prior report periods. All numbers x 1,000.

### Operations

| | 1/1/03–12/31/03 | 1/1/02–12/31/02 |
|---|---|---|
| Net investment income | $20,290 | $45,709 |
| Net realized losses | + (56) | (72) |
| **Increase in net assets from operations** | **20,234** | **45,637** |

### Distributions Paid

| | | |
|---|---|---|
| Dividends from net investment income | **20,290** | **45,709** |

### Transactions in Fund Shares

| | | |
|---|---|---|
| Shares sold | 10,404,314 | 10,640,600 |
| Shares reinvested | 20,037 | 45,056 |
| Shares redeemed | + (10,701,867) | (10,404,554) |
| **Net transactions in fund shares** | **(277,516)** | **281,102** |

### Net Assets

| | | |
|---|---|---|
| Beginning of period | 4,323,382 | 4,042,352 |
| Total increase or decrease | + (277,572) | 281,030 |
| **End of period** | **$4,045,810** | **$4,323,382** |

Unless stated, all numbers x 1,000.

The tax-basis components of distributions are:

| | |
|---|---|
| **Current year** | |
| Ordinary income | $20,290 |
| Long-term capital gains | $ – |
| **Prior year** | |
| Ordinary income | $45,709 |
| Long-term capital gains | $ – |

Because all transactions in this section took place at $1.00 per share, figures for share quantities are the same as for dollars.

Represents the changes in net assets from operations plus the changes in value of transactions in fund shares, minus distributions paid.

 *See financial notes.*

# Schwab Value Advantage Money Fund

Financial Statements

## Financial Highlights

| Investor Shares | 1/1/03–12/31/03 | 1/1/02–12/31/02 | 1/1/01–12/31/01 | 1/1/00–12/31/00 | 1/1/99–12/31/99 |
|---|---|---|---|---|---|
| **Per-Share Data** ($) | | | | | |
| Net asset value at beginning of period | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 |
| Income from investment operations: | | | | | |
| Net investment income | 0.01 | 0.02 | 0.04 | 0.06 | 0.05 |
| Less distributions: | | | | | |
| Dividends from net investment income | (0.01) | (0.02) | (0.04) | (0.06) | (0.05) |
| Net asset value at end of period | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 |
| Total return (%) | 0.80 | 1.55 | 4.05 | 6.22 | 5.01 |
| **Ratios/Supplemental Data** (%) | | | | | |
| Ratios to average net assets: | | | | | |
| Net operating expenses | 0.45 | 0.45 | 0.43 | 0.41[1] | 0.40 |
| Gross operating expenses | 0.55 | 0.54 | 0.56 | 0.60 | 0.61 |
| Net investment income | 0.81 | 1.55 | 3.92 | 6.07 | 4.91 |
| Net assets, end of period ($ x 1,000,000) | 28,860 | 38,728 | 44,247 | 36,319 | 27,265 |

| Select Shares ® | 2/28/03[2]–12/31/03 |
|---|---|
| **Per-Share Data** ($) | |
| Net asset value at beginning of period | 1.00 |
| Income from investment operations: | |
| Net investment income | 0.01 |
| Less distributions: | |
| Dividends from net investment income | (0.01) |
| Net asset value at end of period | 1.00 |
| Total return (%) | 0.72[3] |
| **Ratios/Supplemental Data** (%) | |
| Ratios to average net assets: | |
| Net operating expenses | 0.35[4] |
| Gross operating expenses | 0.55[4] |
| Net investment income | 0.83[4] |
| Net assets, end of period ($ x 1,000,000) | 1,013 |

[1] The ratio of net operating expenses would have been 0.40% if certain non-routine expenses (proxy fees) had not been included.
[2] Commencement of operations.
[3] Not annualized.
[4] Annualized.

| Institutional Shares | 1/1/03–12/31/03 | 7/1/02[1]–12/31/02 |
|---|---|---|
| **Per-Share Data ($)** | | |
| Net asset value at beginning of period | 1.00 | 1.00 |
| Income from investment operations: | | |
| Net investment income | 0.01 | 0.01 |
| Less distributions: | | |
| Dividends from net investment income | (0.01) | (0.01) |
| Net asset value at end of period | 1.00 | 1.00 |
| Total return (%) | 1.01 | 0.81[2] |
| **Ratios/Supplemental Data (%)** | | |
| Ratios to average net assets: | | |
| Net operating expenses | 0.24 | 0.24[3] |
| Gross operating expenses | 0.55 | 0.55[3] |
| Net investment income | 1.00 | 1.57[3] |
| Net assets, end of period ($ x 1,000,000) | 720 | 521 |

[1] Commencement of operations.
[2] Not annualized.
[3] Annualized.

 *See financial notes.*

## Portfolio Holdings as of December 31, 2003

This section shows all the securities in the fund's portfolio and their market value, as of the report date.

We use the symbols below to designate certain characteristics:

- ◆ Asset-backed security
- ✚ Credit-enhanced security
- • Illiquid restricted security

For fixed-rate obligations, the rate shown is the effective yield at the time of purchase, except for U.S. government agency coupon notes and U.S. Treasury notes, for which the rate shown is the interest rate (the rate established when the obligation was issued). For variable-rate obligations, the rate shown is the rate as of the report date. For variable-rate obligations with scheduled maturities greater than 397 days, the maturity shown is the later of the next interest rate change date or demand date. For variable-rate obligations with scheduled maturities less than 397 days, the maturity shown is the earlier of the next interest rate change date or demand date. For variable-rate obligations without demand features, the maturity shown is the next interest rate change date.

| | Holdings by Category | Cost ($x1,000) | Value ($x1,000) |
|---|---|---|---|
| 85.6% | **Fixed-Rate Obligations** | 26,210,020 | 26,210,020 |
| 2.8% | **U.S. Government Securities** | 849,265 | 849,265 |
| 6.4% | **Variable-Rate Obligations** | 1,962,608 | 1,962,608 |
| 5.1% | **Other Investments** | 1,555,455 | 1,555,455 |
| **99.9%** | **Total Investments** | **30,577,348** | **30,577,348** |
| 0.1% | **Other Assets and Liabilities** | | 16,470 |
| **100.0%** | **Total Net Assets** | | **30,593,818** |

| Issuer<br>Rate, Maturity Date | Face Amount ($ x 1,000) | Value ($ x 1,000) |
|---|---|---|
| **Fixed-Rate Obligations 85.6% of Net Assets** | | |
| **Commercial Paper & Other Corporate Obligations 51.5%** | | |
| **AB Spintab** | | |
| 1.11%, 02/06/04 | 38,000 | 37,958 |
| 1.09%, 02/10/04 | 8,000 | 7,990 |
| 1.10%, 03/03/04 | 15,000 | 14,972 |
| 1.11%, 04/08/04 | 15,000 | 14,955 |
| **Alliance & Leicester, PLC, Section 4(2) / 144A** | | |
| 1.09%, 01/14/04 | 30,000 | 29,988 |
| ◆ **Amstel Funding Corp., Section 4(2) / 144A** | | |
| 1.09%, 02/12/04 | 130,000 | 129,835 |
| 1.11%, 02/17/04 | 25,000 | 24,964 |
| ◆✚ **Amsterdam Funding Corp., Section 4(2) / 144A** | | |
| 1.09%, 01/23/04 | 25,000 | 24,983 |
| 1.09%, 02/03/04 | 25,000 | 24,975 |
| 1.09%, 02/13/04 | 15,000 | 14,980 |
| ✚ **ANZ (Delaware), Inc.** | | |
| 1.08%, 01/09/04 | 110,000 | 109,974 |
| ◆✚ **Apreco, Inc., Section 4(2) / 144A** | | |
| 1.11%, 01/15/04 | 10,000 | 9,996 |
| ◆✚ **Aquinas Funding, L.L.C., Section 4(2) / 144A** | | |
| 1.11%, 02/12/04 | 50,000 | 49,936 |
| 1.11%, 02/20/04 | 13,000 | 12,980 |
| 1.10%, 02/23/04 | 25,000 | 24,960 |
| 1.13%, 04/08/04 | 30,000 | 29,909 |
| ◆ **ASAP Funding, Ltd., Section 4(2) / 144A** | | |
| 1.12%, 01/29/04 | 25,000 | 24,978 |
| 1.12%, 01/30/04 | 46,000 | 45,959 |
| 1.12%, 02/20/04 | 105,000 | 104,836 |
| 1.12%, 02/27/04 | 50,000 | 49,911 |
| ◆✚ **Asset Portfolio Funding Corp., Section 4(2) / 144A** | | |
| 1.09%, 01/09/04 | 29,000 | 28,993 |
| 1.13%, 03/19/04 | 38,000 | 37,908 |
| ◆✚ **Asset Securitization Cooperative Corp., Section 4(2) / 144A** | | |
| 1.10%, 01/16/04 | 50,000 | 49,977 |
| 1.10%, 01/20/04 | 79,000 | 78,954 |
| 1.10%, 01/21/04 | 25,000 | 24,985 |
| ◆ **Atlantic Asset Securitization, Section 4(2) / 144A** | | |
| 1.10%, 01/20/04 | 10,099 | 10,093 |

## Portfolio Holdings continued

| Issuer<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| ◆✛ **Atlantis One Funding Corp., Section 4(2) / 144A** | | |
| 1.10%, 01/08/04 | 12,000 | 11,997 |
| 1.11%, 01/13/04 | 40,000 | 39,985 |
| 1.09%, 02/18/04 | 9,750 | 9,736 |
| 1.11%, 03/11/04 | 6,000 | 5,987 |
| 1.13%, 03/12/04 | 79,000 | 78,826 |
| 1.11%, 03/17/04 | 70,000 | 69,837 |
| 1.13%, 03/17/04 | 10,169 | 10,145 |
| 1.12%, 03/18/04 | 103,000 | 102,755 |
| 1.10%, 04/13/04 | 45,000 | 44,858 |
| 1.10%, 04/14/04 | 190,000 | 189,396 |
| **Bank of America Corp.** | | |
| 1.14%, 05/06/04 | 370,000 | 368,537 |
| ◆ **Barton Capital Corp., Section 4(2) / 144A** | | |
| 1.09%, 01/06/04 | 50,000 | 49,992 |
| 1.10%, 01/20/04 | 35,000 | 34,980 |
| **Bear Stearns Companies, Inc.** | | |
| 1.10%, 01/29/04 | 49,000 | 48,958 |
| 1.09%, 02/09/04 | 58,000 | 57,932 |
| ◆✛ **Beta Finance, Inc., Section 3c7 / 144A** | | |
| 1.10%, 01/23/04 | 19,000 | 18,987 |
| 1.10%, 01/28/04 | 68,000 | 67,944 |
| 1.10%, 02/24/04 | 19,000 | 18,969 |
| 1.13%, 03/10/04 | 43,000 | 42,908 |
| 1.12%, 03/18/04 | 37,000 | 36,912 |
| 1.13%, 03/22/04 | 14,000 | 13,965 |
| 1.13%, 04/15/04 | 6,000 | 5,980 |
| 1.16%, 04/15/04 | 25,000 | 24,916 |
| ◆ **CC (USA), Inc., Section 3c7 / 144A** | | |
| 1.10%, 01/28/04 | 20,000 | 19,984 |
| 1.09%, 01/30/04 | 68,000 | 67,940 |
| 1.10%, 02/09/04 | 22,500 | 22,473 |
| 1.10%, 02/11/04 | 10,000 | 9,987 |
| 1.11%, 02/13/04 | 25,000 | 24,967 |
| 1.11%, 02/17/04 | 27,500 | 27,460 |
| 1.12%, 03/15/04 | 55,000 | 54,873 |
| 1.12%, 03/18/04 | 53,000 | 52,874 |
| 1.13%, 04/13/04 | 7,000 | 6,978 |
| 1.24%, 08/09/04 | 75,000 | 75,000 |
| **CDC Commercial Paper Corp., Section 4(2) / 144A** | | |
| 1.09%, 03/16/04 | 77,000 | 76,825 |
| **Citicorp** | | |
| 1.09%, 02/11/04 | 15,000 | 14,981 |

| Issuer<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| **Citigroup Global Markets Holdings, Inc.** | | |
| 1.09%, 01/05/04 | 75,000 | 74,991 |
| 1.08%, 01/08/04 | 90,000 | 89,981 |
| 1.09%, 01/26/04 | 75,000 | 74,943 |
| ◆✛ **Clipper Receivables Corp., Section 4(2) / 144A** | | |
| 1.11%, 01/05/04 | 85,000 | 84,990 |
| 1.10%, 01/06/04 | 48,731 | 48,724 |
| 1.11%, 01/07/04 | 50,000 | 49,991 |
| 1.10%, 01/08/04 | 50,000 | 49,989 |
| 1.10%, 01/12/04 | 100,000 | 99,966 |
| 1.10%, 01/20/04 | 100,000 | 99,942 |
| ◆ **Concord Minutemen Capital Co., L.L.C.,<br>Section 3c7 / 144A** | | |
| Series A | | |
| 1.11%, 01/09/04 | 46,000 | 45,989 |
| 1.12%, 01/12/04 | 15,000 | 14,995 |
| 1.11%, 01/21/04 | 41,000 | 40,975 |
| 1.12%, 01/21/04 | 31,000 | 30,981 |
| 1.11%, 01/23/04 | 110,000 | 109,925 |
| 1.11%, 02/05/04 | 40,151 | 40,108 |
| 1.17%, 02/06/04 | 30,000 | 29,965 |
| 1.11%, 02/10/04 | 50,000 | 49,938 |
| 1.11%, 02/17/04 | 16,000 | 15,977 |
| ◆✛ **CRC Funding, L.L.C., Section 4(2) / 144A** | | |
| 1.09%, 01/09/04 | 14,000 | 13,997 |
| 1.09%, 01/14/04 | 58,000 | 57,977 |
| ◆ **Dakota CP Notes of Citibank Credit Card Issuance<br>Trust, Section 4(2) / 144A** | | |
| 1.09%, 01/09/04 | 25,000 | 24,994 |
| 1.09%, 01/13/04 | 24,000 | 23,991 |
| 1.10%, 01/13/04 | 75,000 | 74,973 |
| 1.10%, 01/14/04 | 48,000 | 47,981 |
| 1.10%, 01/21/04 | 150,000 | 149,908 |
| 1.10%, 01/22/04 | 200,000 | 199,872 |
| 1.11%, 01/22/04 | 45,000 | 44,971 |
| 1.10%, 01/23/04 | 24,000 | 23,984 |
| 1.11%, 01/23/04 | 16,000 | 15,989 |
| 1.09%, 01/30/04 | 19,000 | 18,983 |
| 1.09%, 02/05/04 | 10,000 | 9,989 |
| ✛ **Danske Corp.** | | |
| 1.11%, 03/08/04 | 50,000 | 49,897 |
| ◆ **Delaware Funding Corp., Section 4(2) / 144A** | | |
| 1.09%, 01/13/04 | 31,127 | 31,116 |
| 1.08%, 01/23/04 | 25,099 | 25,082 |
| 1.09%, 01/23/04 | 25,031 | 25,014 |

| Issuer<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| **Den Norske Bank ASA** | | |
| 1.11%, 03/02/04 | 70,000 | 69,868 |
| 1.11%, 03/04/04 | 23,000 | 22,955 |
| 1.12%, 05/19/04 | 35,000 | 34,849 |
| **Depfa PLC, Section 4(2) / 144A** | | |
| 1.10%, 03/10/04 | 11,000 | 10,977 |
| **✛ Dexia Delaware, L.L.C.** | | |
| 1.08%, 02/25/04 | 110,000 | 109,819 |
| 1.08%, 02/26/04 | 167,000 | 166,719 |
| **◆ Dorada Finance, Inc., Section 3c7 / 144A** | | |
| 1.09%, 01/12/04 | 42,500 | 42,486 |
| 1.10%, 01/28/04 | 17,000 | 16,986 |
| 1.11%, 01/28/04 | 42,500 | 42,465 |
| 1.13%, 04/13/04 | 17,000 | 16,946 |
| **◆✛ Edison Asset Securitization Corp., L.L.C., Section 4(2) / 144A** | | |
| 1.10%, 02/19/04 | 33,000 | 32,951 |
| **◆ Eiffel Funding, L.L.C., Section 4(2) / 144A** | | |
| 1.10%, 01/12/04 | 50,000 | 49,983 |
| 1.10%, 01/23/04 | 59,000 | 58,960 |
| 1.11%, 01/23/04 | 65,000 | 64,956 |
| **◆✛ Fairway Finance Corp., Section 4(2) / 144A** | | |
| 1.06%, 01/08/04 | 5,000 | 4,999 |
| 1.10%, 01/15/04 | 50,000 | 49,979 |
| 1.10%, 01/29/04 | 18,171 | 18,155 |
| 1.10%, 02/17/04 | 11,987 | 11,970 |
| 1.12%, 03/08/04 | 14,453 | 14,423 |
| 1.12%, 03/12/04 | 125,000 | 124,726 |
| 1.12%, 03/25/04 | 35,000 | 34,909 |
| 1.15%, 04/15/04 | 17,657 | 17,598 |
| **◆✛ Falcon Asset Securitization Corp., Section 4(2) / 144A** | | |
| 1.04%, 01/12/04 | 18,000 | 17,994 |
| 1.09%, 01/12/04 | 91,920 | 91,889 |
| 1.09%, 01/16/04 | 128,835 | 128,777 |
| 1.09%, 01/27/04 | 27,000 | 26,979 |
| 1.09%, 01/30/04 | 30,000 | 29,974 |
| **ForeningsSparbanken AB (Swedbank)** | | |
| 1.08%, 02/05/04 | 80,000 | 79,916 |
| 1.08%, 02/12/04 | 17,000 | 16,979 |
| **✛ Fortis Funding, L.L.C., Section 4(2) / 144A** | | |
| 1.10%, 01/15/04 | 33,000 | 32,986 |
| 1.10%, 01/16/04 | 27,886 | 27,873 |
| **◆✛ Galaxy Funding, Inc., Section 4(2) / 144A** | | |
| 1.11%, 01/16/04 | 30,000 | 29,986 |
| 1.10%, 01/26/04 | 93,000 | 92,929 |

| Issuer<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| 1.10%, 01/28/04 | 103,000 | 102,915 |
| 1.11%, 02/11/04 | 22,000 | 21,972 |
| 1.11%, 02/12/04 | 50,000 | 49,935 |
| 1.11%, 02/17/04 | 7,750 | 7,739 |
| 1.10%, 02/18/04 | 30,000 | 29,956 |
| 1.10%, 02/20/04 | 130,000 | 129,801 |
| 1.10%, 02/24/04 | 20,000 | 19,967 |
| 1.10%, 02/25/04 | 40,000 | 39,933 |
| **✛ GE Capital International Funding, Inc., Section 4(2) / 144A** | | |
| 1.10%, 01/27/04 | 28,000 | 27,978 |
| 1.11%, 03/03/04 | 71,000 | 70,864 |
| 1.11%, 03/05/04 | 202,000 | 201,601 |
| **GE Financial Assurance Holdings, Inc., Section 4(2) / 144A** | | |
| 1.10%, 01/22/04 | 68,090 | 68,046 |
| 1.09%, 02/10/04 | 20,000 | 19,976 |
| **General Electric Capital Corp.** | | |
| 1.10%, 01/27/04 | 185,000 | 184,853 |
| 1.10%, 02/19/04 | 238,000 | 237,644 |
| 1.11%, 03/03/04 | 235,000 | 234,551 |
| 1.11%, 03/04/04 | 87,000 | 86,831 |
| **General Electric Capital Services** | | |
| 1.09%, 02/09/04 | 44,000 | 43,948 |
| 1.10%, 02/11/04 | 25,000 | 24,969 |
| 1.10%, 03/05/04 | 255,000 | 254,501 |
| **General Electric Co.** | | |
| 1.13%, 02/12/04 | 232,000 | 231,694 |
| **◆✛ Giro Funding U.S. Corp., Section 4(2) / 144A** | | |
| 1.10%, 01/15/04 | 143,824 | 143,762 |
| 1.11%, 01/16/04 | 38,000 | 37,982 |
| 1.10%, 01/22/04 | 20,000 | 19,987 |
| 1.10%, 01/27/04 | 20,000 | 19,984 |
| 1.12%, 02/03/04 | 30,000 | 29,969 |
| 1.10%, 02/06/04 | 55,000 | 54,940 |
| 1.11%, 02/09/04 | 25,000 | 24,970 |
| 1.10%, 03/12/04 | 45,000 | 44,902 |
| 1.13%, 03/24/04 | 24,000 | 23,938 |
| **◆✛ Grampian Funding, Ltd., Section 4(2) / 144A** | | |
| 1.10%, 02/19/04 | 49,000 | 48,927 |
| 1.11%, 02/25/04 | 31,000 | 30,947 |
| **◆ Greyhawk Funding, L.L.C., Section 4(2) / 144A** | | |
| 1.10%, 01/28/04 | 42,000 | 41,965 |
| 1.11%, 02/05/04 | 17,000 | 16,982 |
| 1.10%, 02/06/04 | 25,000 | 24,973 |

## Portfolio Holdings continued

| Issuer<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| 1.11%, 02/06/04 | 154,000 | 153,829 |
| 1.10%, 02/13/04 | 49,800 | 49,735 |
| ◆✛ **Hatteras Funding Corp., Section 4(2) / 144A** | | |
| 1.11%, 01/15/04 | 24,018 | 24,008 |
| 1.11%, 01/22/04 | 15,000 | 14,990 |
| 1.11%, 01/23/04 | 13,305 | 13,296 |
| 1.10%, 01/26/04 | 27,000 | 26,979 |
| 1.10%, 01/28/04 | 23,269 | 23,250 |
| 1.10%, 02/20/04 | 15,533 | 15,509 |
| 1.10%, 02/23/04 | 35,014 | 34,957 |
| ✛ **HBOS Treasury Services, PLC** | | |
| 1.10%, 02/04/04 | 55,000 | 54,943 |
| 1.10%, 02/19/04 | 59,000 | 58,912 |
| 1.11%, 02/23/04 | 33,000 | 32,946 |
| 1.11%, 03/03/04 | 64,000 | 63,878 |
| 1.13%, 03/11/04 | 15,000 | 14,967 |
| 1.10%, 03/23/04 | 50,000 | 49,875 |
| **HSBC U.S.A., Inc.** | | |
| 1.09%, 01/27/04 | 146,000 | 145,885 |
| ◆✛ **Independence Funding, L.L.C., Section 4(2) / 144A** | | |
| 1.09%, 01/12/04 | 16,000 | 15,995 |
| 1.10%, 01/15/04 | 128,000 | 127,946 |
| **Irish Life & Permanent, PLC, Section 4(2) / 144A** | | |
| 1.10%, 03/10/04 | 38,000 | 37,920 |
| 1.09%, 04/13/04 | 22,000 | 21,931 |
| **J.P. Morgan Chase & Co.** | | |
| 1.10%, 02/10/04 | 107,000 | 106,869 |
| 1.10%, 02/12/04 | 70,000 | 69,910 |
| ◆✛ **Jupiter Securitization Corp., Section 4(2) / 144A** | | |
| 1.09%, 01/12/04 | 114,000 | 113,962 |
| 1.12%, 01/20/04 | 23,000 | 22,986 |
| ✛ **KBC Financial Products International, Ltd., Section 4(2) / 144A** | | |
| 1.10%, 01/14/04 | 98,000 | 97,961 |
| ◆✛ **Kitty Hawk Funding Corp., Section 4(2) / 144A** | | |
| 1.08%, 01/12/04 | 100,000 | 99,967 |
| 1.09%, 01/15/04 | 33,899 | 33,885 |
| 1.10%, 02/10/04 | 13,577 | 13,560 |
| 1.11%, 02/10/04 | 48,342 | 48,282 |
| 1.10%, 02/17/04 | 16,566 | 16,542 |
| 1.10%, 03/16/04 | 20,419 | 20,372 |
| 1.13%, 03/22/04 | 38,309 | 38,212 |

| Issuer<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| ✛ **Landesbank Schleswig-Holstein Girozentrale, Section 4(2) / 144A** | | |
| 1.29%, 03/09/04 | 90,000 | 89,784 |
| 1.33%, 03/26/04 | 30,000 | 29,907 |
| 1.35%, 04/15/04 | 35,000 | 34,864 |
| ◆ **Lexington Parker Capital Co., L.L.C., Section 4(2) / 144A** | | |
| 1.16%, 01/08/04 | 30,000 | 29,993 |
| 1.11%, 01/20/04 | 11,503 | 11,496 |
| 1.11%, 01/23/04 | 46,000 | 45,969 |
| 1.10%, 02/05/04 | 70,545 | 70,470 |
| 1.11%, 02/10/04 | 40,000 | 39,951 |
| 1.11%, 02/11/04 | 45,000 | 44,943 |
| 1.13%, 03/05/04 | 18,480 | 18,443 |
| 1.15%, 04/16/04 | 35,715 | 35,595 |
| ◆✛ **Links Finance, L.L.C., Section 3c7 / 144A** | | |
| 1.10%, 02/19/04 | 49,000 | 48,927 |
| 1.10%, 03/08/04 | 59,000 | 58,879 |
| ◆ **Mane Funding Corp., Section 4(2) / 144A** | | |
| 1.11%, 01/22/04 | 50,086 | 50,054 |
| 1.11%, 01/27/04 | 8,505 | 8,498 |
| 1.12%, 01/27/04 | 10,000 | 9,992 |
| 1.10%, 02/04/04 | 100,000 | 99,896 |
| 1.10%, 02/05/04 | 36,534 | 36,495 |
| 1.11%, 02/09/04 | 35,000 | 34,958 |
| ◆✛ **Mont Blanc Capital Corp., Section 4(2) / 144A** | | |
| 1.10%, 01/06/04 | 65,000 | 64,990 |
| 1.10%, 01/07/04 | 13,000 | 12,998 |
| 1.10%, 01/15/04 | 16,000 | 15,993 |
| 1.09%, 01/20/04 | 40,000 | 39,977 |
| 1.11%, 01/28/04 | 22,999 | 22,980 |
| 1.10%, 02/12/04 | 80,000 | 79,897 |
| **Morgan Stanley** | | |
| 1.08%, 01/05/04 | 185,000 | 184,978 |
| 1.08%, 01/13/04 | 100,000 | 99,964 |
| 1.08%, 01/20/04 | 195,000 | 194,889 |
| 1.08%, 01/26/04 | 76,000 | 75,943 |
| 1.08%, 02/10/04 | 175,000 | 174,790 |
| **Nationwide Building Society** | | |
| 1.10%, 01/28/04 | 45,000 | 44,963 |
| ◆ **Newcastle Certificates Program, Section 4(2) / 144A** | | |
| Series 2000A | | |
| 1.11%, 01/16/04 | 31,000 | 30,986 |
| 1.10%, 01/21/04 | 107,000 | 106,935 |
| 1.11%, 01/23/04 | 36,000 | 35,976 |

| Issuer<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| **+ Nordea North America, Inc.** | | |
| 1.08%, 01/22/04 | 53,554 | 53,520 |
| 1.09%, 02/12/04 | 98,000 | 97,875 |
| 1.10%, 03/25/04 | 20,000 | 19,949 |
| **◆+ Old Line Funding Corp., Section 4(2) / 144A** | | |
| 1.09%, 01/08/04 | 30,033 | 30,027 |
| 1.09%, 01/09/04 | 17,884 | 17,880 |
| 1.09%, 01/15/04 | 27,938 | 27,926 |
| 1.10%, 01/16/04 | 62,829 | 62,800 |
| 1.10%, 01/20/04 | 12,462 | 12,455 |
| 1.09%, 01/23/04 | 9,591 | 9,585 |
| 1.09%, 01/28/04 | 14,094 | 14,083 |
| 1.10%, 01/28/04 | 18,115 | 18,100 |
| **◆ Park Granada, L.L.C., Section 4(2) / 144A** | | |
| 1.11%, 01/06/04 | 50,000 | 49,992 |
| 1.12%, 01/07/04 | 100,397 | 100,378 |
| 1.12%, 01/08/04 | 14,000 | 13,997 |
| 1.12%, 01/09/04 | 106,100 | 106,074 |
| 1.12%, 02/12/04 | 12,000 | 11,984 |
| 1.13%, 03/09/04 | 39,000 | 38,917 |
| **◆+ Preferred Receivables Funding Corp., Section 4(2) / 144A** | | |
| 1.09%, 01/14/04 | 134,533 | 134,480 |
| 1.11%, 02/11/04 | 61,000 | 60,923 |
| **◆ Receivables Capital Corp., Section 4(2) / 144A** | | |
| 1.09%, 01/05/04 | 20,000 | 19,998 |
| 1.08%, 01/16/04 | 225,780 | 225,678 |
| 1.09%, 01/20/04 | 80,000 | 79,954 |
| 1.10%, 01/20/04 | 25,023 | 25,008 |
| 1.10%, 03/01/04 | 40,000 | 39,927 |
| **+ San Paolo IMI U.S. Financial Co.** | | |
| 1.09%, 03/18/04 | 115,000 | 114,732 |
| **◆ Scaldis Capital Ltd., Section 4(2) / 144A** | | |
| 1.10%, 01/14/04 | 6,056 | 6,054 |
| 1.11%, 01/21/04 | 95,000 | 94,941 |
| 1.10%, 02/26/04 | 45,000 | 44,923 |
| 1.14%, 03/24/04 | 23,000 | 22,940 |
| **◆+ Sigma Finance, Inc., Section 3c7 / 144A** | | |
| 1.11%, 01/28/04 | 10,000 | 9,992 |
| 1.11%, 02/13/04 | 112,000 | 111,852 |
| 1.14%, 02/13/04 | 16,000 | 15,978 |
| 1.10%, 02/19/04 | 10,000 | 9,985 |
| 1.13%, 02/26/04 | 24,000 | 23,958 |
| 1.13%, 03/11/04 | 15,000 | 14,967 |
| 1.14%, 03/11/04 | 20,000 | 19,956 |
| 1.13%, 03/23/04 | 54,000 | 53,862 |
| 1.14%, 03/23/04 | 39,000 | 38,900 |
| **+ Stadshypotek Delaware, Inc., Section 4(2) / 144A** | | |
| 1.11%, 03/03/04 | 35,000 | 34,933 |
| **◆+ Thunder Bay Funding, Inc., Section 4(2) / 144A** | | |
| 1.10%, 01/09/04 | 42,893 | 42,883 |
| 1.10%, 01/15/04 | 38,699 | 38,683 |
| 1.10%, 01/20/04 | 20,000 | 19,988 |
| 1.09%, 01/23/04 | 27,079 | 27,061 |
| 1.09%, 01/26/04 | 13,766 | 13,756 |
| 1.09%, 02/05/04 | 19,081 | 19,061 |
| 1.09%, 02/13/04 | 23,000 | 22,970 |
| **◆+ Ticonderoga Funding, L.L.C., Section 4(2) / 144A** | | |
| 1.10%, 01/13/04 | 33,000 | 32,988 |
| 1.09%, 01/14/04 | 53,000 | 52,979 |
| 1.10%, 01/16/04 | 15,686 | 15,679 |
| 1.09%, 01/23/04 | 95,533 | 95,469 |
| 1.10%, 01/23/04 | 43,209 | 43,180 |
| 1.10%, 01/28/04 | 20,500 | 20,483 |
| **◆+ Triple-A One Funding Corp., Section 4(2) / 144A** | | |
| 1.08%, 01/08/04 | 13,411 | 13,408 |
| 1.10%, 01/09/04 | 16,939 | 16,935 |
| 1.09%, 01/13/04 | 25,078 | 25,069 |
| 1.08%, 01/14/04 | 20,000 | 19,992 |
| **◆+ Tulip Funding Corp., Section 4(2) / 144A** | | |
| 1.09%, 01/09/04 | 56,598 | 56,584 |
| 1.10%, 01/14/04 | 100,000 | 99,960 |
| 1.10%, 01/23/04 | 20,000 | 19,987 |
| 1.10%, 01/26/04 | 185,000 | 184,859 |
| **+ Westpac Capital Corp.** | | |
| 1.08%, 02/04/04 | 123,000 | 122,875 |
| **+ Westpac Trust Securities NZ** | | |
| 1.10%, 03/05/04 | 12,700 | 12,675 |
| 1.11%, 03/12/04 | 106,000 | 105,769 |
| **◆+ Windmill Funding Corp., Section 4(2) / 144A** | | |
| 1.09%, 01/23/04 | 25,000 | 24,983 |
| 1.09%, 02/03/04 | 99,000 | 98,901 |
| 1.10%, 02/04/04 | 17,000 | 16,982 |
| | | **15,771,018** |

## Portfolio Holdings continued

| Issuer Rate, Maturity Date | Face Amount ($ x 1,000) | Value ($ x 1,000) |
|---|---|---|
| **Certificates of Deposit 30.3%** | | |
| **✚ Abbey National Treasury Services, PLC** | | |
| 1.09%, 01/06/04 | 126,000 | 126,000 |
| **Alliance & Leicester, PLC** | | |
| 1.10%, 02/20/04 | 30,000 | 30,000 |
| 1.10%, 03/10/04 | 50,000 | 50,000 |
| 1.11%, 03/19/04 | 19,000 | 19,000 |
| **American Express Centurion Bank** | | |
| 1.08%, 01/30/04 | 141,000 | 141,000 |
| **Bank of Nova Scotia** | | |
| 1.10%, 03/24/04 | 194,000 | 194,000 |
| **Barclays Bank, PLC** | | |
| 1.10%, 01/09/04 | 125,000 | 125,000 |
| 1.10%, 01/13/04 | 127,000 | 127,000 |
| 1.10%, 03/22/04 | 200,000 | 200,000 |
| 1.10%, 04/19/04 | 25,000 | 25,019 |
| 1.35%, 08/26/04 | 49,000 | 48,997 |
| **Bayerische Landesbank Girozentrale** | | |
| 1.25%, 03/15/04 | 100,000 | 99,997 |
| 1.30%, 03/26/04 | 100,000 | 99,998 |
| **BNP Paribas** | | |
| 1.08%, 02/04/04 | 50,000 | 50,000 |
| 1.10%, 02/06/04 | 214,000 | 214,000 |
| 1.11%, 03/10/04 | 200,000 | 200,000 |
| 1.11%, 04/02/04 | 196,000 | 196,000 |
| 1.10%, 04/19/04 | 140,000 | 140,000 |
| **Canadian Imperial Bank of Commerce** | | |
| 1.09%, 01/15/04 | 45,000 | 45,000 |
| 1.08%, 02/06/04 | 19,000 | 19,000 |
| 1.10%, 02/17/04 | 232,000 | 232,000 |
| **Citibank, N.A.** | | |
| 1.10%, 01/22/04 | 160,000 | 160,000 |
| 1.09%, 02/04/04 | 20,000 | 20,000 |
| 1.10%, 02/13/04 | 70,000 | 70,000 |
| 1.10%, 03/04/04 | 155,000 | 155,000 |
| **Commonwealth Bank of Australia** | | |
| 1.10%, 01/13/04 | 71,000 | 71,000 |
| **Credit Agricole Indosuez** | | |
| 1.08%, 02/02/04 | 161,000 | 161,000 |
| **Credit Lyonnais S.A.** | | |
| 1.12%, 03/08/04 | 28,000 | 27,999 |
| 1.11%, 04/01/04 | 140,000 | 140,004 |
| **Credit Suisse First Boston** | | |
| 1.09%, 03/16/04 | 283,000 | 283,000 |

| Issuer Rate, Maturity Date | Face Amount ($ x 1,000) | Value ($ x 1,000) |
|---|---|---|
| **Danske Bank A/S** | | |
| 1.09%, 02/23/04 | 299,000 | 299,002 |
| **DePfa Bank, PLC** | | |
| 1.13%, 03/22/04 | 68,000 | 68,000 |
| **Deutsche Bank, AG** | | |
| 1.40%, 09/03/04 | 110,000 | 110,000 |
| 1.41%, 10/15/04 | 285,000 | 285,000 |
| 1.42%, 10/27/04 | 27,000 | 27,000 |
| 1.50%, 11/19/04 | 100,000 | 100,000 |
| **First Tennessee Bank, N.A.** | | |
| 1.10%, 02/10/04 | 55,000 | 55,000 |
| **ForeningsSparbanken, AB (Swedbank)** | | |
| 1.05%, 01/12/04 | 50,000 | 50,000 |
| **Fortis Bank** | | |
| 1.08%, 02/03/04 | 100,000 | 100,000 |
| 1.10%, 02/13/04 | 98,000 | 98,000 |
| **✚ HBOS Treasury Services, PLC** | | |
| 1.11%, 01/20/04 | 48,000 | 48,000 |
| 1.09%, 02/06/04 | 17,000 | 17,000 |
| 1.11%, 03/12/04 | 24,000 | 24,000 |
| 1.11%, 04/19/04 | 27,000 | 27,000 |
| **HSBC Bank, PLC** | | |
| 1.09%, 02/11/04 | 78,000 | 78,000 |
| 1.09%, 02/17/04 | 21,000 | 21,000 |
| 1.09%, 02/19/04 | 55,000 | 55,000 |
| **HSH Nordbank, AG** | | |
| 1.08%, 02/09/04 | 34,000 | 34,000 |
| 1.42%, 09/07/04 | 92,000 | 91,994 |
| 1.42%, 10/29/04 | 18,000 | 17,999 |
| **ING Bank, NV** | | |
| 1.05%, 01/14/04 | 65,000 | 65,000 |
| 1.10%, 02/20/04 | 102,000 | 102,000 |
| 1.10%, 03/24/04 | 150,000 | 150,000 |
| **KBC Bank NV** | | |
| 1.10%, 01/20/04 | 35,000 | 35,000 |
| **Landesbank Baden Wurttemberg** | | |
| 1.10%, 01/30/04 | 143,000 | 143,000 |
| 1.10%, 02/26/04 | 90,000 | 90,000 |
| 1.10%, 03/19/04 | 20,000 | 20,000 |
| **Landesbank Hessen-Thuringen Girozentrale** | | |
| 1.30%, 02/03/04 | 36,000 | 36,003 |
| 1.35%, 08/26/04 | 80,000 | 79,995 |
| 1.51%, 11/19/04 | 62,000 | 62,000 |

| Issuer<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| **Lloyds TSB Bank, PLC** | | |
| 1.10%, 04/02/04 | 39,000 | 39,000 |
| **Nationwide Building Society** | | |
| 1.10%, 02/04/04 | 85,000 | 85,000 |
| **Norddeutsche Landesbank Girozentrale** | | |
| 1.25%, 04/05/04 | 50,000 | 50,000 |
| 1.30%, 04/13/04 | 55,000 | 54,999 |
| 1.40%, 08/05/04 | 33,000 | 33,001 |
| 1.38%, 09/03/04 | 5,000 | 5,000 |
| **Royal Bank of Scotland, PLC** | | |
| 1.08%, 01/14/04 | 89,000 | 89,000 |
| 1.08%, 02/06/04 | 97,000 | 97,000 |
| 1.10%, 03/15/04 | 92,000 | 92,002 |
| 1.35%, 08/26/04 | 100,000 | 99,993 |
| 1.40%, 09/07/04 | 85,000 | 84,994 |
| **San Paolo IMI SPA** | | |
| 1.03%, 01/07/04 | 90,000 | 90,000 |
| 1.10%, 01/30/04 | 80,000 | 80,000 |
| 1.11%, 02/17/04 | 78,000 | 78,002 |
| 1.10%, 02/18/04 | 77,000 | 77,000 |
| 1.12%, 02/18/04 | 15,000 | 15,000 |
| **Societe Generale** | | |
| 1.11%, 03/16/04 | 100,000 | 100,000 |
| 1.10%, 03/22/04 | 292,000 | 292,000 |
| 1.10%, 03/23/04 | 200,000 | 200,000 |
| **Southtrust Bank** | | |
| 1.08%, 02/11/04 | 82,000 | 82,000 |
| **Svenska Handelsbanken AB** | | |
| 1.08%, 01/08/04 | 82,000 | 82,000 |
| 1.08%, 01/21/04 | 92,000 | 92,000 |
| 1.11%, 02/03/04 | 48,000 | 48,000 |
| **Toronto Dominion Bank** | | |
| 1.11%, 04/02/04 | 75,000 | 75,000 |
| **UBS, AG** | | |
| 1.10%, 03/17/04 | 71,000 | 71,019 |
| 1.32%, 08/04/04 | 25,000 | 25,000 |
| 1.38%, 08/26/04 | 45,000 | 44,997 |
| 1.42%, 11/12/04 | 200,000 | 199,991 |
| **Unicredito Italiano SPA** | | |
| 1.10%, 01/15/04 | 165,000 | 165,000 |
| 1.12%, 01/21/04 | 45,000 | 45,000 |
| 1.12%, 01/26/04 | 107,000 | 107,000 |
| 1.09%, 01/29/04 | 20,000 | 20,000 |
| 1.11%, 03/19/04 | 240,000 | 240,000 |
| 1.12%, 03/24/04 | 30,000 | 30,000 |

| Issuer<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| **Washington Mutual Bank** | | |
| 1.11%, 02/09/04 | 57,000 | 57,000 |
| **Wells Fargo Bank N.A.** | | |
| 1.08%, 01/07/04 | 25,000 | 25,000 |
| **WestLB AG** | | |
| 1.26%, 04/02/04 | 105,000 | 105,000 |
| 1.34%, 04/14/04 | 99,000 | 99,000 |
| 1.35%, 04/23/04 | 100,000 | 99,997 |
| **Wilmington Trust Co.** | | |
| 1.13%, 02/27/04 | 25,000 | 25,000 |
| | | **9,259,002** |
| **Bank Notes  2.4%** | | |
| **Bank of America, N.A.** | | |
| 1.10%, 03/15/04 | 208,000 | 208,000 |
| 1.08%, 04/13/04 | 190,000 | 190,000 |
| 1.08%, 04/15/04 | 175,000 | 175,000 |
| **Lasalle National Bank, N.A.** | | |
| 1.10%, 02/09/04 | 17,000 | 17,000 |
| **Standard Federal Bank, N.A.** | | |
| 1.10%, 01/30/04 | 89,000 | 89,000 |
| 1.10%, 02/13/04 | 73,000 | 73,000 |
| | | **752,000** |
| **Promissory Notes  1.4%** | | |
| • **The Goldman Sachs Group, Inc.** | | |
| 1.14%, 01/28/04 | 60,000 | 60,000 |
| 1.22%, 02/05/04 | 77,000 | 77,000 |
| 1.21%, 02/20/04 | 12,000 | 12,000 |
| 1.19%, 03/23/04 | 279,000 | 279,000 |
| | | **428,000** |

**U.S. Government Securities**  2.8% of Net Assets

| Issuer<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| **Discount Notes  2.4%** | | |
| **Fannie Mae** | | |
| 1.10%, 03/17/04 | 381,000 | 380,115 |
| **Freddie Mac** | | |
| 1.10%, 03/15/04 | 185,000 | 184,582 |
| 1.00%, 03/25/04 | 50,000 | 49,885 |
| 1.10%, 04/05/04 | 110,000 | 109,683 |
| | | **724,265** |

## Portfolio Holdings continued

| Issuer<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| **Coupon Notes 0.4%** | | |
| **Fannie Mae** | | |
| 1.55%, 11/17/04 | 25,000 | 25,000 |
| 1.65%, 12/30/04 | 100,000 | 100,000 |
| | | **125,000** |
| **Variable-Rate Obligations** 6.4% of Net Assets | | |
| + **Access Loans for Learning Student Loan Corp.** Taxable Student Loan RB Series II-A-6 | | |
| 1.17%, 01/07/04 | 27,800 | 27,800 |
| + **Active Living of Glenview, L.L.C., 144A** Senior Floating Rate Note Series 1998 | | |
| 1.22%, 01/07/04 | 10,900 | 10,900 |
| **Bank of New York Co., Inc., 144A** | | |
| 1.13%, 01/27/04 | 50,000 | 50,000 |
| **Canadian Imperial Bank of Commerce** | | |
| 1.18%, 01/15/04 | 100,000 | 100,000 |
| **Chase Manhattan Bank (USA)** | | |
| 1.10%, 01/30/04 | 100,000 | 100,000 |
| + **City of New Britain, Connecticut** GO Pension Bonds, Series 98 | | |
| 1.27%, 01/07/04 | 40,000 | 40,000 |
| + **Columbus, Georgia Development Authority** Taxable RB (Jay Leasing, Inc. Project) Series 1997 | | |
| 1.25%, 01/07/04 | 6,165 | 6,165 |
| ◆ **Dorada Finance, Inc., 144A** | | |
| 1.10%, 01/26/04 | 30,000 | 29,999 |
| 1.14%, 01/26/04 | 65,000 | 65,017 |
| • **GE Life & Annuity Assurance Co., 144A** | | |
| 1.22%, 01/01/04 | 50,000 | 50,000 |
| **General Electric Capital Corp.** | | |
| 1.23%, 01/20/04 | 225,000 | 225,000 |
| **Lloyds TSB Bank, PLC** | | |
| 1.06%, 01/13/04 | 48,000 | 47,981 |
| + **Loanstar Assets Partners II, L.P., 144A** | | |
| 1.17%, 01/07/04 | 25,000 | 25,000 |
| + **Merlot Trust** Series 2000B, **Section 4(2) / 144A** | | |
| 1.25%, 01/07/04 | 30,000 | 30,000 |
| • **Metropolitan Life Insurance Co., 144A** | | |
| 1.22%, 01/30/04 | 50,000 | 50,000 |
| 1.24%, 02/02/04 | 100,000 | 100,000 |
| • **Monumental Life Insurance Co., 144A** | | |
| 1.25%, 01/01/04 | 100,000 | 100,000 |
| 1.29%, 01/01/04 | 10,000 | 10,000 |
| 1.27%, 01/02/04 | 100,000 | 100,000 |
| + **New Jersey Economic Development Authority** Taxable Economic Development Bonds (MSNBC CNBC Project) Series 1997A, **144A** | | |
| 1.15%, 01/02/04 | 23,500 | 23,500 |
| **Royal Bank of Canada** | | |
| 1.15%, 01/12/04 | 40,000 | 40,000 |
| **Royal Bank of Scotland, PLC** | | |
| 1.09%, 01/14/04 | 85,000 | 84,979 |
| + **Santa Rosa, California** Wastewater Taxable RB Series 2002A | | |
| 1.25%, 01/07/04 | 23,700 | 23,700 |
| ◆ **Sigma Finance, Inc., Section 3c7 / 144A** | | |
| 1.14%, 01/05/04 | 35,000 | 34,998 |
| 1.14%, 01/12/04 | 20,000 | 20,000 |
| 1.13%, 01/14/04 | 50,000 | 49,997 |
| 1.12%, 01/15/04 | 100,000 | 99,999 |
| 1.12%, 01/16/04 | 50,000 | 49,999 |
| 1.12%, 01/20/04 | 60,000 | 59,995 |
| 1.10%, 01/21/04 | 55,000 | 54,995 |
| 1.09%, 01/27/04 | 50,000 | 49,993 |
| 1.12%, 11/22/04 | 50,000 | 49,996 |
| + **Town of Islip, New York IDA, 144A** Taxable Adjustable Rate IDRB (Nussdorf Associates/Quality King Distributions, Inc. Facility) Series 1992 | | |
| 1.32%, 01/07/04 | 2,595 | 2,595 |
| • **Travelers Insurance Co., 144A** | | |
| 1.22%, 01/30/04 | 25,000 | 25,000 |
| 1.23%, 02/01/04 | 25,000 | 25,000 |
| 1.25%, 02/21/04 | 100,000 | 100,000 |
| | | **1,962,608** |

 *See financial notes.*

| Security | Maturity Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|

## Other Investments  5.1% of Net Assets

### Repurchase Agreements  5.1%

**Credit Suisse First Boston L.L.C.**
Tri-Party Repurchase Agreement
Collateralized by U.S.
Government Securities
with a value of $56,566
1.02% issued 12/31/03,
due 01/02/04

| | 55,458 | 55,455 |
|---|---|---|

**Goldman Sachs & Co.**
Tri-Party Repurchase Agreement
Collateralized by U.S.
Government Securities
with a value of $1,020,000
1.02% issued 12/31/03,
due 01/02/04

| | 1,000,057 | 1,000,000 |
|---|---|---|

**UBS Financial Services, Inc.**
Tri-Party Repurchase Agreement
Collateralized by U.S.
Government Securities
with a value of $510,001
1.02% issued 12/31/03,
due 01/02/04

| | 500,028 | 500,000 |
|---|---|---|
| | | **1,555,455** |

**End of investments.** For totals, please see the first page of holdings for this fund.

**At December 31, 2003, portfolio holdings included illiquid restricted securities as follows:**

| Issuer<br>Rate, Acquisition Date,<br>Maturity Date | Face Amount<br>($ x 1,000) | Cost/<br>Value<br>($ x 1,000) |
|---|---|---|
| **GE Life & Annuity Assurance Co., 144A** | | |
| 1.22%, 10/01/03, 01/01/04 | **50,000** | **50,000** |
| **Metropolitan Life Insurance Co., 144A** | | |
| 1.22%, 12/28/00, 01/30/04 | 50,000 | 50,000 |
| 1.24%, 02/03/03, 02/02/04 | 100,000 | 100,000 |
| | | **150,000** |
| **Monumental Life Insurance Co., 144A** | | |
| 1.25%, 10/09/96, 01/01/04 | 100,000 | 100,000 |
| 1.27%, 01/12/00, 01/02/04 | 100,000 | 100,000 |
| 1.29%, 06/09/93, 01/01/04 | 10,000 | 10,000 |
| | | **210,000** |
| **The Goldman Sachs Group, Inc.** | | |
| 1.14%, 07/28/03, 01/28/04 | 60,000 | 60,000 |
| 1.22%, 08/05/03, 02/04/04 | 77,000 | 77,000 |
| 1.21%, 08/19/03, 02/20/04 | 12,000 | 12,000 |
| 1.19%, 09/24/03, 03/23/04 | 235,000 | 235,000 |
| 1.19%, 09/25/03, 03/23/04 | 44,000 | 44,000 |
| | | **428,000** |
| **Travelers Insurance Co., 144A** | | |
| 1.22%, 01/31/03, 01/30/04 | 25,000 | 25,000 |
| 1.23%, 10/31/03, 02/01/04 | 25,000 | 25,000 |
| 1.25%, 08/21/03, 02/21/04 | 100,000 | 100,000 |
| | | **150,000** |

Statement of
## Assets and Liabilities

As of December 31, 2003. All numbers x 1,000 except NAV.

### Assets

| | |
|---|---|
| Investments, at value | $30,577,348 ■ |
| Receivables: | |
| Fund shares sold | 133,735 |
| Interest | 29,665 |
| Prepaid expenses | + 485 |
| **Total assets** | **30,741,233** |

### Liabilities

| | |
|---|---|
| Payables: | |
| Fund shares redeemed | 143,504 |
| Dividends to shareholders | 2,687 |
| Investment adviser and administrator fees | 176 |
| Transfer agent and shareholder service fees | 173 |
| Accrued expenses | + 875 |
| **Total liabilities** | **147,415** |

### Net Assets

| | |
|---|---|
| **Total assets** | 30,741,233 |
| **Total liabilities** | – 147,415 |
| **Net assets** | **$30,593,818** |

### Net Assets by Source

| | |
|---|---|
| Capital received from investors | 30,593,921 |
| Net realized capital losses | (103) |

### Net Asset Value (NAV) by Share Class

| Share Class | Net Assets | ÷ | Shares Outstanding | = | NAV |
|---|---|---|---|---|---|
| Investor Shares | $28,860,444 | | 28,860,656 | | $1.00 |
| Select Shares® | $1,012,891 | | 1,012,891 | | $1.00 |
| Institional Shares | $720,483 | | 720,483 | | $1.00 |

Unless stated, all numbers x 1,000.

■ The amortized cost of the fund's securities was $30,577,348. Includes illiquid restricted securities worth $988,000, or 3.23% of the fund's total net assets. Also, includes other restricted but deemed liquid securities comprised of 144A, section 4(2) and 3c7 securities, worth $11,810,729 or 38.60% of the fund's total net assets.

**Federal Tax Data**

| | |
|---|---|
| **Cost basis of portfolio** | $30,577,348 |
| **Capital losses utilized** | $1 |
| **Unused capital losses:** | |
| Expires 12/31 of: | Loss amount: |
| 2005 | $103 |

 *See financial notes.*

Statement of
## Operations

For January 1, 2003 through December 31, 2003. All numbers x 1,000.

**Investment Income**

| | |
|---|---|
| Interest | **$458,365** |

**Net Realized Gains and Losses**

| | |
|---|---|
| Net realized gains | **1** |

**Expenses**

| | | |
|---|---|---|
| Investment adviser and administrator fees | | 116,421 |
| Transfer agent and shareholder service fees: | | |
| Investor Shares | | 76,724 |
| Select Shares® | | 1,686 |
| Institutional Shares | | 1,613 |
| Trustees' fees | | 178 |
| Custodian and portfolio accounting fees | | 3,157 |
| Professional fees | | 130 |
| Registration fees | | 953 |
| Shareholder reports | | 382 |
| Other expenses | + | 352 |
| Total expenses | | 201,596 |
| Expense reduction | – | 40,218 |
| **Net expenses** | | **161,378** |

**Increase in Net Assets from Operations**

| | | |
|---|---|---|
| **Total investment income** | | 458,365 |
| **Net expenses** | – | 161,378 |
| **Net investment income** | | **296,987** |
| **Net realized gains** | + | 1 |
| **Increase in net assets from operations** | | **$296,988** |

Unless stated, all numbers x 1,000.

Calculated on a graduated basis as a percentage of average daily net assets: 0.38% of the first $1 billion, 0.35% over $1 billion, 0.32% over $10 billion, 0.30% over $20 billion and 0.27% over $40 billion.

Calculated as a percentage of average daily net assets: for transfer agent services, 0.05% of the fund's assets; for shareholder services 0.17% of the fund's assets. These fees are paid by Charles Schwab & Co.

For the fund's independent trustees only.

Includes $37,912 from the investment adviser (CSIM) and $2,306 from the transfer agent and shareholder service agent (Schwab). These reductions reflect a guarantee by CSIM and Schwab to limit the annual operating expenses of this fund through at least April 30, 2004, as follows:

| Share Class | % of Average Daily Net Assets |
|---|---|
| Investor Shares | 0.45 |
| Select Shares ® | 0.35 |
| Institutional Shares | 0.24 |

This limit doesn't include interest, taxes and certain non-routine expenses.

Statements of
## Changes in Net Assets

For the current and prior report periods. All numbers x 1,000.

Unless stated, all numbers x 1,000.

### Operations

| | 1/1/03–12/31/03 | 1/1/02–12/31/02 |
|---|---|---|
| Net investment income | $296,987 | $650,804 |
| Net realized gains | 1 | — |
| **Increase in net assets from operations** | **296,988** | **650,804** |

### Distributions Paid

| | | |
|---|---|---|
| Dividends from net investment income | | |
| Investor Shares | 283,303 | 648,150 |
| Select Shares® | 6,346 | — |
| Institutional Shares | +  7,338 | 2,654 |
| **Total dividends from net investment income** | **296,987** | **650,804** |

The tax-basis components of distributions are:

**Current year**
| | |
|---|---|
| Ordinary income | $296,987 |
| Long-term capital gains | $– |

**Prior year**
| | |
|---|---|
| Ordinary income | $650,804 |
| Long-term capital gains | $– |

### Transactions in Fund Shares

#### Shares Sold
| | | |
|---|---|---|
| Investor Shares | 22,006,388 | 34,345,512 |
| Select Shares® | 2,532,939 | — |
| Institutional Shares | +  2,319,828 | 1,058,467 |
| **Total shares sold** | **26,859,155** | **35,403,979** |

#### Shares Reinvested
| | | |
|---|---|---|
| Investor Shares | 263,067 | 608,484 |
| Select Shares® | 5,541 | — |
| Institutional Shares | +  6,123 | 1,551 |
| **Total shares reinvested** | **274,731** | **610,035** |

#### Shares Redeemed
| | | |
|---|---|---|
| Investor Shares | (32,136,966) | (40,473,102) |
| Select Shares® | (1,525,589) | — |
| Institutional Shares | +  (2,126,860) | (538,626) |
| **Total shares redeemed** | **(35,789,415)** | **(41,011,728)** |
| **Net transactions in fund shares** | **(8,655,529)** | **(4,997,714)** |

Because all transactions in this section took place at $1.00 per share, figures for share quantities are the same as for dollars. The fund started offering Select Shares® on February 28, 2003.

Represents shares sold plus shares reinvested, minus shares redeemed.

### Net Assets

| | | |
|---|---|---|
| Beginning of period | 39,249,346 | 44,247,060 |
| Total decrease | +  (8,655,528) | (4,997,714) |
| **End of period** | **$30,593,818** | **$39,249,346** |

Represents the changes in net assets from operations plus the changes in value of transactions in fund shares, minus distributions paid.

# Financial Notes

## Business Structure of the Funds

**Each of the funds discussed in this report is a series of The Charles Schwab Family of Funds™, a no-load, open-end management investment company.** The company is organized as a Massachusetts business trust and is registered under the Investment Company Act of 1940, as amended. The sidebar shows the funds in this report and their trust.

**The Schwab Value Advantage Money Fund® offers three share classes:** Investor Shares, Select Shares® and Institutional Shares. Shares of each class represent interests in the same portfolio, but each class has different expenses and investment minimums. The Schwab Money Market, Government Money and U.S. Treasury Money Funds each offers one share class.

Shares are bought and sold at $1.00 per share. Each share has a par value of 1/1,000 of a cent, and the trust may issue as many shares as necessary.

## Fund Operations

Most of the funds' investments are described in the fund-by-fund sections earlier in this report. However, there are certain other investments and policies that may affect a fund's financials. The most significant of these are described below. Other policies concerning the funds' business operations also are described here.

**The funds declare dividends every day they are open for business.** These dividends, which are equal to a fund's net investment income for that day, are paid out to shareholders once a month. The funds may make distributions from any net realized capital gains once a year.

**The funds may buy securities on a delayed-delivery basis.** In these transactions, a fund agrees to buy a security for a stated price, with settlement generally occurring within two weeks. If the security's value falls before settlement occurs, a fund could end up paying more for the security than its market value at the time of settlement. The funds have set aside sufficient securities as collateral for those securities bought on a delayed-delivery basis.

**The funds may enter into repurchase agreements.** In a repurchase agreement, a fund buys a security from another party (usually a financial institution) with the agreement that it be sold back in the future. The date, price and other conditions are all specified when the agreement is created. Any repurchase agreements with due dates later than seven days from issue dates may be subject to seven day put features for liquidity purposes.

The funds' repurchase agreements will be fully collateralized by U.S. government securities. All collateral is held by the funds' custodian (or, with tri-party agreements, the agent's bank) and is monitored daily to ensure that its market value is at least equal to the repurchase price under the agreement.

### The Trust and Its Funds

This list shows all of the funds included in The Charles Schwab Family of Funds. The funds discussed in this report are highlighted.

**The Charles Schwab Family of Funds**
organized October 20, 1989

Schwab Money Market Fund
Schwab Government Money Fund
Schwab U.S. Treasury Money Fund
Schwab Value Advantage Money Fund®
Schwab Municipal Money Fund
Schwab California Municipal Money Fund
Schwab New York Municipal Money Fund
Schwab New Jersey Municipal Money Fund
Schwab Pennsylvania Municipal Money Fund
Schwab Florida Municipal Money Fund
Schwab Massachusetts Municipal Money Fund
Schwab Institutional Advantage Money Fund®
Schwab Retirement Money Fund®
Schwab Government Cash Reserves

45

**The funds pay fees to affiliates of the investment adviser for various services.** Through their trust, the funds have agreements with Charles Schwab Investment Management, Inc. (CSIM) to provide investment advisory and administrative services and with Charles Schwab & Co., Inc. (Schwab) to provide transfer agent and shareholder services.

Although these agreements specify certain fees for these services, CSIM and Schwab have made additional agreements with the funds that may limit the total expenses charged. The rates and limitations for these fees vary from fund to fund, and are described in each fund's Statement of Operations.

**The funds may engage in certain transactions involving affiliates.** The funds may make direct transactions with certain other SchwabFunds® when practical. When one fund is seeking to sell a security that another is seeking to buy, an interfund transaction can allow both funds to benefit by reducing transaction costs. This practice is limited to funds that share the same investment adviser, trustees and officers.

Pursuant to an exemptive order issued by the SEC, the funds may enter into interfund borrowing and lending transactions within the SchwabFunds®. All loans are for temporary or emergency purposes only. The interest rate charged on the loan is the average of the overnight repurchase agreement rate and the short-term bank loan rate. The interfund lending facility is subject to the oversight and periodic review of the Board of Trustees of the SchwabFunds®.

**Trustees may include people who are officers and/or directors of the investment adviser or Schwab.** Federal securities law limits the percentage of such "interested persons" who may serve on a trust's board, and the trust was in compliance with these limitations throughout the report period. The trust did not pay any of these persons for their service as trustees, but it did pay non-interested persons (independent trustees), as noted in each fund's Statement of Operations.

**The funds may borrow money from banks and custodians.** The funds may obtain temporary bank loans through the trust to which they belong, to use for meeting shareholder redemptions or for extraordinary or emergency purposes. The trusts have custodian overdraft facilities and line of credit arrangements of $150 million and $100 million with PNC Bank, N.A. and Bank of America, N.A., respectively. The funds pay interest on the amounts they borrow at rates that are negotiated periodically.

**The funds intend to meet federal income and excise tax requirements for regulated investment companies.** Accordingly, the funds distribute substantially all of their net investment income and net realized capital gains (if any) to their respective shareholders each year. As long as a fund meets the tax requirements, it is not required to pay federal income tax.

**Under the funds' organizational documents, its officers and trustees are indemnified against certain liability arising out of the performance of their duties to the funds.** In addition, in the normal course of business the funds enter into contracts with their vendors and others that provide general indemnifications. The funds' maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the funds. However, based on experience, the funds expect the risk of loss to be remote.

## Accounting Policies

The following are the main policies the funds use in preparing their financial statements.

**The funds value their securities at amortized cost,** which approximates market value.

**Security transactions** are recorded as of the date the order to buy or sell the security is executed.

**Interest income** is recorded as it accrues. If a fund bought a debt security at a discount (that is, for less than its face value) or a premium (more than face value), it amortizes the discount or premium from the current date up to maturity. The fund then increases (in the case of discounts) or reduces (in the case of premiums) the income it records from the security. If the security is callable (meaning that the issuer has the option to pay it off before its maturity date), then the fund amortizes the premium to the security's call date and price, rather than the maturity date and price.

**Realized gains and losses** from security transactions are based on the identified costs of the securities involved.

**Expenses** that are specific to a fund or a class are charged directly to that fund or class. Expenses that are common to all funds within the trust generally are allocated among the funds in proportion to their average daily net assets.

**For funds offering multiple share classes,** all of the realized and unrealized gains or losses and net investment income, other than class specific expenses, are allocated daily to each class in proportion to its net assets.

**Each fund maintains its own account for purposes of holding assets and accounting,** and is considered a separate entity for tax purposes. Within its account, each fund also keeps certain assets in segregated accounts, as may be required by securities law.

**The accounting policies described above conform with accounting principles generally accepted in the United States of America.** Notwithstanding this, shareholders should understand that in order to follow these principles, fund management has to make estimates and assumptions that affect the information reported in the financial statements. It's possible that once the results are known, they may turn out to be different from these estimates.

# Report of Independent Auditors

**To the Board of Trustees and Shareholders of:**

Schwab Money Market Fund
Schwab Government Money Fund
Schwab U.S. Treasury Money Fund
Schwab Value Advantage Money Fund®

In our opinion, the accompanying statements of assets and liabilities, including the Portfolio holdings, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of Schwab Money Market Fund, Schwab Government Money Fund, Schwab U.S. Treasury Money Fund and Schwab Value Advantage Money Fund (four of the portfolios constituting The Charles Schwab Family of Funds, hereafter referred to as the "Funds") at December 31, 2003, the results of each of their operations for the year then ended, the changes in each of their net assets for each of the two years in the period then ended and the financial highlights for each of the periods presented, in conformity with accounting principles generally accepted in the United States of America. These financial statements and the financial highlights (hereafter referred to as "financial statements") are the responsibility of the Funds' management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 2003 by correspondence with the custodian and brokers, provide a reasonable basis for our opinion.

**PricewaterhouseCoopers LLP**
San Francisco, CA
February 6, 2004

# Fund Trustees

A fund's Board of Trustees is responsible for protecting the interests of that fund's shareholders. The tables below give information about the people who serve as trustees and officers for the SchwabFunds®, including the funds covered in this report. Trustees remain in office until they resign, retire or are removed by shareholder vote.[1]

Under the Investment Company Act of 1940, any officer, director, or employee of Schwab or CSIM is considered an "interested person," meaning that he or she is considered to have a business interest in Schwab or CSIM. These individuals are listed as "interested trustees." The "independent trustees" are individuals who, under the 1940 Act, are not considered to have a business interest in Schwab or CSIM.

Each of the SchwabFunds (of which there were 49 as of 12/31/03) belongs to one of these trusts: The Charles Schwab Family of Funds, Schwab Investments, Schwab Capital Trust or Schwab Annuity Portfolios. Currently all these trusts have the same trustees and officers. The address for all trustees and officers is 101 Montgomery Street, San Francisco, CA 94104. You can find more information about the trustees and officers in the Statement of Additional Information, which is available free by calling 1-800-435-4000.

| Individuals Who Are Interested Trustees and Officers of the Trust | | |
| --- | --- | --- |
| **Name and Birthdate** | **Trust Position(s); Trustee Since** | **Main Occupations and Other Directorships and Affiliations** |
| **Charles R. Schwab**[2] 7/29/37 | Chair, Trustee: Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994. | Chair, Director, The Charles Schwab Corp.; CEO, Director, Schwab Holdings, Inc.; Chair, Director, Charles Schwab & Co., Inc.; Charles Schwab Investment Management, Inc.; Chair, Charles Schwab Holdings, Inc. I, Schwab International Holdings, Inc.; Director, U.S. Trust Corp., United States Trust Co. of New York, The Gap, Inc. (clothing retailer), Siebel Systems (software); Trustee, Stanford University. *Until 6/03:* Director, Xsign, Inc. (electronic payment systems). *Until 5/03:* Co-Chair, The Charles Schwab Corporation. *Until 5/02:* Director, Vodafone AirTouch PLC (telecom). *Until 3/02:* Director, Audiobase, Inc. (Internet audio solutions). *Until 7/01:* Director, The Charles Schwab Trust Company. *Until 1/99:* Director, Schwab Retirement Plan Services, Inc., Mayer & Schweitzer, Inc. (securities brokerage subsidiary of The Charles Schwab Corp.), Performance Technologies, Inc. (technology), TrustMark, Inc. |

[1] The SchwabFunds retirement policy requires that independent trustees elected after January 1, 2000 retire at age 72 or after twenty years of service as a trustee, whichever comes first. Independent trustees elected prior to January 1, 2000 will retire on the following schedule: Messrs. Holmes and Dorward will retire on December 31, 2007, and Messrs. Stephens and Wilsey will retire on December 31, 2010.

[2] In addition to their positions with the investment adviser and the distributor, Ms. Lepore and Messrs. Schwab and Lyons, as well as some of Mr. Lyons's immediate family members, also own stock of The Charles Schwab Corporation.

| Individuals Who Are Interested Trustees but Not Officers of the Trust | | |
|---|---|---|
| **Name and Birthdate** | **Trustee Since** | **Main Occupations and Other Directorships and Affiliations** |
| **Dawn G. Lepore**[1]<br>3/21/54 | Trustee:2003<br>(all trusts) | Vice Chair, EVP, The Charles Schwab Corp.; *Until 10/01:* CIO, The Charles Schwab Corporation. *Until 1999:* EVP, The Charles Schwab Corporation. Director, Wal-Mart Stores, eBay, Inc. |
| **Jeffrey M. Lyons**[1]<br>2/22/55 | Trustee: 2002<br>(all trusts). | EVP, Asset Management Products and Services, Charles Schwab & Co., Inc. *Until 9/01:* EVP, Mutual Funds, Charles Schwab & Co., Inc. |

| Individuals Who Are Officers of the Trust but Not Trustees | | |
|---|---|---|
| **Name and Birthdate** | **Trust Office(s) Held** | **Main Occupations and Other Directorships and Affiliations** |
| **Randall W. Merk**<br>7/25/54 | President, CEO<br>(all trusts). | President, CEO, Charles Schwab Investment Management, Inc; EVP, Charles Schwab & Co., Inc.; Director, Charles Schwab Worldwide Funds PLC, Charles Schwab Asset Management (Ireland) Ltd. *Until 9/02:* President, CIO, American Century Investment Management; Director, American Century Cos., Inc. *Until 6/01:* CIO, Fixed Income, American Century Cos., Inc. *Until 1997:* SVP, Director, Fixed Income and Quantitative Equity Portfolio Management, Twentieth Century Investors, Inc. |
| **Tai-Chin Tung**<br>3/7/51 | Treasurer, Principal Financial Officer<br>(all trusts). | SVP, CFO, Charles Schwab Investment Management, Inc.; VP, The Charles Schwab Trust Co.; Director, Charles Schwab Asset Management (Ireland) Ltd., Charles Schwab Worldwide Funds PLC. |
| **Stephen B. Ward**<br>4/5/55 | SVP, Chief Investment Officer<br>(all trusts). | SVP, Chief Investment Officer, Director, Charles Schwab Investment Management, Inc.; CIO, The Charles Schwab Trust Co. |
| **Koji E. Felton**<br>3/13/61 | Secretary<br>(all trusts). | SVP, Chief Counsel, Assistant Corporate Secretary, Charles Schwab Investment Management, Inc. *Until 6/98:* Branch Chief in Enforcement, U.S. Securities and Exchange Commission, San Francisco. |

[1] In addition to their positions with the investment adviser and the distributor, Ms. Lepore and Messrs. Schwab and Lyons, as well as some of Mr. Lyons's immediate family members, also own stock of The Charles Schwab Corporation.

Schwab Money Funds

## Individuals Who Are Independent Trustees

| Name and Birthdate | Trustee Since | Main Occupations and Other Directorships and Affiliations |
|---|---|---|
| **Mariann Byerwalter**<br>8/13/60 | 2000 (all trusts). | Chair, JDN Corp. Advisory LLC; Trustee, Stanford University, Director, America First Cos., (venture capital/fund management), Redwood Trust, Inc. (mortgage finance), Stanford Hospitals and Clinics, SRI International (research), PMI Group, Inc. (mortgage insurance), Lucile Packard Children's Hospital. *2001:* Special Advisor to the President, Stanford University. *Until 2002:* Director, LookSmart, Ltd. (Internet infrastructure). *Until 2001:* VP, Business Affairs, CFO, Stanford University. |
| **Donald F. Dorward**<br>9/23/31 | Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994. | CEO, Dorward & Associates (management, marketing and communications consulting). *Until 1999:* EVP, Managing Director, Grey Advertising. |
| **William A. Hasler**<br>11/22/41 | 2000 (all trusts). | Co-CEO, Aphton Corp. (bio-pharmaceuticals). Director, Non-Executive Chairman, Solectron Corp. (manufacturing), Airlease Ltd. (aircraft leasing), Mission West Properties (commercial real estate), Stratex Networks (telecommunications); Public Governor, Member, executive committee, Pacific Stock & Options Exchange. Director, Digital Microwave Corp. (network equipment). *Until 1998:* Dean, Haas School of Business, University of California, Berkeley. |
| **Robert G. Holmes**<br>5/15/31 | Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994. | Chair, CEO, Director, Semloh Financial, Inc. (international financial services and investment advice). |
| **Gerald B. Smith**<br>9/28/50 | 2000 (all trusts). | Chair, CEO, Founder, Smith Graham & Co. (investment advisors); Director, Pennzoil-Quaker State Co. (oil and gas), Rorento N.V. (investments—Netherlands), Cooper Industries (electrical products); Member, audit committee, Northern Border Partners, L.P. (energy). |
| **Donald R. Stephens**<br>6/28/38 | Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994. | Managing Partner, D.R. Stephens & Co. (investments). *Until 1996:* Chair, CEO, North American Trust (real estate investments). |
| **Michael W. Wilsey**<br>8/18/43 | Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994. | Chair, CEO, Wilsey Bennett, Inc. (transportation, real estate and investments). |

# Glossary

**agency discount notes**  Notes issued by federal agencies —known as Government Sponsored Enterprises, or GSEs —at a discount to their value at maturity. An agency discount note is a short-term investment alternative offering a high degree of credit quality.

**Alternative Minimum Tax (AMT)**  A federal income tax designed to limit the extent to which high-income taxpayers (including individuals, estates, trusts and corporations) can benefit from certain deductions and exemptions. For example, some types of income that are exempt from regular federal income tax are not exempt from the AMT.

**asset-backed security**  A bond or other debt security that represents ownership in a pool of debt obligations such as credit card debt.

**bond**  A security representing a loan from the investor to the issuer. A bond typically pays interest at a fixed rate (the "coupon rate") until a specified date (the "maturity date"), at which time the issuer returns the money borrowed ("principal" or "face value") to the bondholder. Because of their structure, bonds are sometimes called "fixed income securities" or "debt securities."

**bond anticipation notes**  Obligations sold by a municipality on an interim basis in anticipation of the municipality's issuance of a longer-term bond in the future.

**capital gain, capital loss**  The difference between the amount paid for an investment and its value at a later time. If the investment has been sold, the capital gain or loss is considered a realized gain or loss. If the investment is still held, the gain or loss is still "on paper" and is considered unrealized.

**commercial paper**  Promissory notes issued by banks, corporations, state and local governments and other entities to finance short-term credit needs. These securities generally are structured on a discounted basis but sometimes may be interest-bearing notes. Commercial paper, which may be unsecured, is subject to credit risk.

**credit-enhanced security**  A security that is backed by the credit of an entity other than the issuer (such as a financial institution). Credit enhancements, which can equal up to 100% of the security's value, are designed to help lower the risk of default on a security and may also make the security more liquid.

**credit quality**  The capacity of an issuer to make its interest and principal payments. Federal regulations strictly limit the credit quality of the securities a money market fund can buy.

**credit ratings**  Debt issuers, including corporations, states and municipalities, may arrange with a recognized independent rating organization, such as Moody's Investor Service, Standard & Poor's and Fitch, Inc., to rate their creditworthiness and/or the creditworthiness of their debt issues. For example, an issuer may obtain a long-term rating within the investment grade rating category, which is, from high to low, AAA, AA, A and BBB for Standard & Poor's and Fitch, and Aaa, Aa, A and Baa for Moody's.

**credit risk**  The risk that a debt issuer may be unable to pay interest or principal to its debtholders.

**dollar-weighted average maturity (DWAM)**  See weighted average maturity.

**effective yield**  A measurement of a fund's yield that assumes that all dividends were reinvested in additional shares of the fund.

## Portfolio terms

To help reduce the space occupied by the portfolio holdings, we use the following terms. Most of them appear within descriptions of individual securities in municipal funds, and describe features of the issuer or the security. Some of these are more fully defined elsewhere in the Glossary.

| | |
|---|---|
| **ACES** | Adjustable convertible extendable security |
| **BAN** | Bond anticipation note |
| **COP** | Certificate of participation |
| **GAN** | Grant anticipation note |
| **GO** | General obligation |
| **HDA** | Housing Development Authority |
| **HFA** | Housing Finance Agency |
| **IDA** | Industrial Development Authority |
| **IDB** | Industrial Development Board |
| **IDRB** | Industrial Development Revenue Bond |
| **M/F** | Multi-family |
| **RAN** | Revenue anticipation note |
| **RB** | Revenue bond |
| **S/F** | Single-family |
| **TAN** | Tax anticipation note |
| **TECP** | Tax-exempt commercial paper |
| **TOB** | Tender option bond |
| **TOBP** | Tender option bond partnership |
| **TRAN** | Tax and revenue anticipation note |
| **VRD** | Variable-rate demand |

**expense ratio**  The amount that is taken from a mutual fund's assets each year to cover the fund's operating expenses. An expense ratio of 0.50% means that a fund's expenses amount to half of one percent of its average net assets a year.

**face value**  The value of a bond, note, mortgage or other security as given on the certificate or instrument. Face value is also referred to as par value or nominal value.

**illiquid securities**  A security is generally considered illiquid if it cannot be disposed of promptly (typically within seven days) and in the ordinary course of business at approximately the amount at which a fund has valued the instrument.

**interest**  Payments to holders of debt securities as compensation for loaning a security's principal to the issuer.

**liquidity-enhanced security**  A security that when tendered is paid from funds advanced by an entity other than the issuer (such as a large financial institution). Liquidity enhancements are often used on variable-rate securities where the portfolio manager has an option to tender the securities prior to their final maturity.

**maturity**  Generally, the date a debt security is scheduled to be "retired" and its principal amount returned to the bondholder.

**money market securities**  High-quality, short-term debt securities that may be issued by entities such as the U.S. government, corporations and financial institutions (such as banks). Money market securities include commercial paper, promissory notes, certificates of deposit, banker's acceptances, notes and time deposits.

**municipal securities**  Debt securities issued by a state, its counties, municipalities, authorities and other subdivisions, or the territories and possessions of the United States and the District of Columbia, including their subdivisions, agencies and instrumentalities and corporations. These securities may be issued to obtain money for various public purposes, including the construction of a wide range of public facilities such as airports, bridges, highways, housing, hospitals, mass transportation, public utilities, schools, streets, and water and sewer works.

**net asset value per share (NAV)**  The value of one share of a mutual fund. NAV is calculated by taking the fund's total assets, subtracting liabilities, and dividing by the number of shares outstanding. Money funds seek to maintain a steady NAV of $1.00.

**outstanding shares, shares outstanding**  When speaking of a company or mutual fund, indicates all shares currently held by investors.

**restricted securities**  A security that is subject to contractual restrictions on resale and may be sold only to "qualified institutional buyers" under Securities Act Rule 144A. These securities are often purchased in private placement transactions.

**revenue anticipation notes**  Obligations that are issued in expectation of the receipt of revenue, such as income taxes, property taxes, etc.

**section 3c7 securities**  Section 3c7 of the Investment Company Act of 1940 (the "1940 Act") exempts certain issuers from many regulatory requirements applicable to investment companies under the 1940 Act. An issuer whose outstanding securities are exclusively owned by "qualified purchasers" and who is not making or proposing to make a public offering of the securities may qualify for this exemption.

**section 4(2)/144A securities**  A security exempt from registration under Section 4(2) of the Securities Act of 1933. It may be sold only to qualified institutional buyers under Securities Act Rule 144A.

**taxable-equivalent yield**  The yield an investor would need to get from a taxable investment in order to match the yield paid by a given tax-exempt investment, once the effect of all applicable taxes is taken into account. For example, if your tax rate were 25%, a tax-exempt investment paying 4.5% would have a taxable-equivalent yield for you of 6.0% (4.5% ÷ [1 - 0.25%] = 6.0%).

**total return**  The percentage that an investor would have earned or lost on an investment in the fund assuming dividends and distributions were reinvested.

**tax anticipation notes**  Notes that typically are sold to finance the cash flow needs of municipalities in anticipation of the receipt of taxes on a future date.

**Tier 1, Tier 2**  Tier 1 is the highest category of credit quality, Tier 2 the second highest. A security's tier can be established either by an independent rating organization or by a determination of the investment adviser. Money market fund shares and U.S. government securities are automatically considered Tier 1 securities.

**weighted average maturity**  For mutual funds, the maturity of all the debt securities in its portfolio, calculated as a weighted average. As a rule, the longer a fund's weighted average maturity, the greater its interest rate risk. Money funds are required to maintain a weighted average maturity of no more than 90 days.

**yield**  The income paid out by an investment, expressed as an annual rate and calculated as a percentage of the investment's market value.

**Notes**

**Notes**

**Notes**

# Contact Schwab

SchwabFunds® offers you a complete family of mutual funds, each one based on a clearly defined investment approach and using disciplined management strategies.

Actively managed funds include multi-manager stock funds, a fund that uses long-short strategies, and a range of taxable and tax-free bond funds. Index funds include large-cap, small-cap and international stock funds. The list at right shows all currently available SchwabFunds.

Whether you're an experienced investor or just starting out, SchwabFunds can help you achieve your financial goals. Please call 1-800-435-4000 for a prospectus and brochure for any SchwabFund. Please read the prospectus carefully before you invest. This report must be preceded or accompanied by a current prospectus.

## Methods for Placing Orders

The following information outlines how Schwab investors can place orders. If you are investing through a third-party investment provider, methods for placing orders may be different.

### Internet[1]
www.schwab.com

### Schwab by Phone™ [2]
Use our automated voice service or speak to a representative. Call **1-800-435-4000,** day or night (for TDD service, call **1-800-345-2550**).

### TeleBroker®
Automated touch-tone phone service at **1-800-272-4922.**

### Mail
Write to SchwabFunds at:
P.O. Box 3812
Englewood, CO  80155-3812
When selling or exchanging shares, be sure to include the signatures of at least one of the persons whose name is on the account.

---

[1] Shares of Sweep Investments™ may not be purchased directly over the Internet.

[2] Orders placed in person or through a telephone representative may be subject to a service fee payable to Schwab.

## The SchwabFunds Family®

### Stock Funds
Schwab S&P 500 Fund
Schwab 1000 Fund®
Schwab Small-Cap Index Fund®
Schwab Total Stock Market Index Fund®
Schwab International Index Fund®
Schwab Core Equity Fund™
Schwab Dividend Equity Fund™
Schwab Small-Cap Equity Fund™
Schwab Hedged Equity Fund™
Schwab Focus Funds
   Communications Focus Fund
   Financial Services Focus Fund
   Health Care Focus Fund
   Technology Focus Fund
Schwab MarketMasters Funds™
   Schwab U.S. MarketMasters Fund™
   Schwab Small-Cap MarketMasters Fund™
   Schwab International MarketMasters Fund™
   Schwab Balanced MarketMasters Fund™

### Asset Allocation Funds
Schwab MarketTrack Portfolios®
   Schwab MarketTrack All Equity Portfolio™
   Schwab MarketTrack Growth Portfolio™
   Schwab MarketTrack Balanced Portfolio™
   Schwab MarketTrack Conservative Portfolio™

### Bond Funds
Schwab YieldPlus Fund®
Schwab Short-Term Bond Market Fund™
Schwab Total Bond Market Fund™
Schwab GNMA Fund™
Schwab Short/Intermediate Tax-Free Bond Fund™
Schwab Long-Term Tax-Free Bond Fund™
Schwab California Short/Intermediate
   Tax-Free Bond Fund™
Schwab California Long-Term Tax-Free Bond Fund™

### Schwab Money Funds
Schwab offers an array of money market funds that seek high current income consistent with safety and liquidity.[3] Choose from taxable or tax-advantaged alternatives. Many can be linked to your Schwab account to "sweep" cash balances automatically, subject to availability, when you're between investments. Or, for your larger cash reserves, choose one of our Value Advantage Investments®.

---

[3] Investments in money market funds are neither insured nor guaranteed by the Federal Deposit Insurance Corporation (FDIC) or any other government agency and, although they seek to preserve the value of your investment at $1 per share, it is possible to lose money.

charles SCHWAB

**Investment Adviser**
Charles Schwab Investment Management, Inc.
101 Montgomery Street, San Francisco, CA 94104

**Distributor**
SchwabFunds®
P.O. Box 3812, Englewood, CO 80155–3812



Printed on recycled paper.

REG13857-06

# Schwab Government Cash Reserves

**Annual Report**
December 31, 2003

*charles* SCHWAB

# In This Report

## Schwab Government Cash Reserves
Ticker Symbol: **SWHXX**

Fund investment adviser: Charles Schwab Investment Management, Inc. (CSIM).
Distributor and transfer agent: Charles Schwab & Co., Inc. (Schwab).

# From the Chairman



Charles R. Schwab
Chairman

In 1989, we founded SchwabFunds® on the belief that mutual funds represent an important tool for investors. Money funds, for example, are especially well-suited for the cash portion of your portfolio when you are seeking capital preservation or liquidity.

Over the past few years, mutual funds have faced a number of challenges, affecting both their performance and investor perception. Yet recently we have seen signs of positive change. The economy and the stock market have shown increasing strength. And while much remains to be done within the fund industry, the industry has been moving quickly to assess and improve its operations and its investor safeguards.

As a firm, we continue to change as well. Our capabilities are evolving in ways that allow us to offer investors more choices and better ways to do business with us. I'm enthusiastic about these changes because they're designed to offer benefits for our fund shareholders.

One thing that hasn't changed is my belief in mutual funds. Mutual funds still offer all the features that have made them so popular: diversification, liquidity, convenience, low investment minimums, and professional management. For individual investors especially, I believe mutual funds continue to be one of the most cost-effective investment vehicles available.

To date, millions of Americans have successfully relied on mutual funds as an important way to invest for retirement security, their children's education, and other financial goals. We remain optimistic that mutual funds will continue to do the same for millions more Americans in the years to come.

Sincerely,

*Charles R. Schwab*

# Management's Discussion for the year ended December 31, 2003



**Randall W. Merk** is President and CEO of Charles Schwab Investment Management, Inc. and is president of each of the funds covered in this report. He joined the firm in August 2002, bringing with him 24 years of experience in the asset management industry.

Dear Shareholder:

In today's current low-interest-rate environment, it's tempting to ask whether money funds still have a place in an investment portfolio.

It's a fair question, but I'd suggest the answer is not as obvious as it may seem. Money funds are designed to offer several potential benefits. If you're like many investors, your asset allocation calls for a portion of your portfolio to be in cash. If the purpose of that allocation is to offer capital preservation or liquidity, or to help reduce the impact of market volatility on your portfolio, then money funds probably still make sense for you, regardless of the yield environment.

Here at SchwabFunds®, we're proud of our seasoned fund managers and their ability to work as a team. Our managers have an average of over 16 years of experience in the investment management industry. I'm also proud to say that we're in the process of building on that experience: by expanding our selection of mutual funds, adding new share classes, and offering new, competitively priced alternatives.

Thirty years ago, Charles Schwab founded his firm with a vision to create the most useful and ethical financial services firm in the world. We live by that philosophy every day.

Your investment in SchwabFunds is an indication of the trust you place in us. As the managers of your money, we have a special obligation to live up to that trust. I have enjoyed the opportunity to respond to several shareholder inquiries, and I hope you'll let us know how we're doing.

I want to thank you for investing with us and want to assure you that we strive relentlessly to operate our business with the highest ethical standards and an unwavering commitment to serve you, our SchwabFunds shareholders.

Sincerely,

Randall W. Merk

2    Schwab Government Cash Reserves



**Karen Wiggan,** a vice president of
the investment adviser and senior
portfolio manager, has been
responsible for day-to-day management of the fund since 1999.
She joined the firm in 1987 and
has worked in fixed-income portfolio management since 1991.

## The Investment Environment and the Fund

**During 2003, the U.S. economy began to gather strength, especially
during the second half of the year.** In the months before the war in Iraq
(which began in March 2003), the economy remained in a holding
pattern, as businesses and investors adopted a wait-and-see stance. Once
the combat phase drew to an end, America began to pay more attention
to the economy, which by year-end appeared to be recovering.

**Seeking additional protection against the risk of deflation, the Federal
Reserve (the Fed) cut short-term interest rates by 0.25% in June.** This
brought the Fed funds target rate to a 45-year low of 1.00%. Short-term
interest rates began plummeting in May in anticipation of the Fed's rate
cut but quickly began a modest recovery and ended the year somewhat
above their mid-year lows. Nevertheless, money fund yields remained
close to historically low levels.

**During the period, the securities of Freddie Mac came under pressure as
news of potential earnings restatements arose.** Our analysis indicated that
the creditworthiness of these securities was not in doubt. As a result, we
continued purchasing these securities at yields comparable to CDs and
commercial paper.

**As of the end of the report period, neither deflation nor inflation
appeared to be immediate risks.** In our view, the main questions facing
the market were: how strong is the economy, when might inflation
return, and when might the Fed start tightening short-term rates?

Nothing in this report represents a recommendation of a security by the investment adviser.
Manager views and portfolio holdings may have changed since the report date.

## Performance and Fund Facts as of 12/31/03

### Seven-Day Yields

The seven-day yields are calculated using standard SEC formulas. The effective yield includes the effect of reinvesting daily dividends. Please remember that money market fund yields fluctuate, and that past performance is not an indication of future results.

| | |
|---|---|
| **Seven-Day Yield**[1] | 0.05% |
| **Seven-Day Yield–No Waiver**[2] | -0.40% |
| **Seven-Day Effective Yield** | 0.05% |

### Statistics

Money funds must maintain a dollar-weighted average maturity of no longer than 90 days, and cannot invest in any security whose effective maturity is longer than 397 days (approximately 13 months).

| | |
|---|---|
| **Weighted Average Maturity** | 7 days |
| **Credit Quality of Holdings** % of portfolio | 100% Tier 1 |

An investment in a money fund is neither insured nor guaranteed by the Federal Deposit Insurance Corporation (FDIC) or any other government agency. Although money funds seek to preserve the value of your investment at $1 per share, it is possible to lose money by investing in a money fund.

Portfolio holdings may have changed since the report date.

[1] Fund expenses have been partially absorbed by CSIM and Schwab.

[2] Yield if fund expenses had not been partially absorbed by CSIM and Schwab. Please refer to the Statement of Operations for additional information on expense waivers.

# Financial Statements

## Financial Highlights

| | 1/1/03–12/31/03 | 1/1/02–12/31/02 | 1/1/01–12/31/01 | 1/1/00–12/31/00 | 1/1/99–12/31/99 |
|---|---|---|---|---|---|
| **Per-Share Data** ($) | | | | | |
| Net asset value at beginning of period | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 |
| Income from investment operations: | | | | | |
|    Net investment income | 0.00[1] | 0.01 | 0.03 | 0.05 | 0.04 |
| Less distributions: | | | | | |
|    Dividends from net investment income | (0.00)[1] | (0.01) | (0.03) | (0.05) | (0.04) |
| Net asset value at end of period | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 |
| Total return (%) | 0.08 | 0.68 | 3.08 | 5.33 | 4.28 |
| **Ratios/Supplemental Data** (%) | | | | | |
| Ratios to average net assets: | | | | | |
|    Net operating expenses | 1.14[2] | 1.25 | 1.25 | 1.14[3] | 0.95 |
|    Gross operating expenses | 1.45[2] | 1.41 | 1.50 | 1.47 | 1.09 |
|    Net investment income | 0.08 | 0.67 | 2.99 | 5.24 | 4.34 |
| Net assets, end of period ($ x 1,000,000) | 644 | 639 | 562 | 412 | 198 |

[1] Per-share amout was less than $0.01.
[2] Please refer to Statement of Operations for additional information on expense waivers.
[3] The ratio of net operating expenses would have been 1.13% if certain non-routine expenses (proxy fees) had not been included.

## Portfolio Holdings as of December 31, 2003

This section shows all the securities in the fund's portfolio and their market value, as of the report date.

For fixed-rate obligations, the rate shown is the effective yield at the time of purchase, except for U.S. government agency coupon notes and U.S. Treasury notes, for which the rate shown is the interest rate (the rate established when the obligation was issued). For variable-rate obligations with scheduled maturities greater than 397 days, the maturity shown is the later of the next interest rate change date or demand date. For variable-rate obligations with scheduled maturities less than 397 days, the maturity shown is the earlier of the next interest rate change date or demand date. For variable-rate obligations without demand features, the maturity shown is the next interest rate change date.

| Holdings by Category | Cost ($x1,000) | Value ($x1,000) |
|---|---|---|
| 54.6% U.S. Government Securities | 351,102 | 351,102 |
| 45.5% Other Investments | 292,866 | 292,866 |
| 100.1% Total Investments | 643,968 | 643,968 |
| (0.1)% Other Assets and Liabilities | | (392) |
| 100.0% Total Net Assets | | 643,576 |

| Issuer Rate, Maturity Date | Face Amount ($ x 1,000) | Value ($ x 1,000) |
|---|---|---|
| **U.S. Government Securities** 54.6% of Net Assets | | |
| **Discount Notes 52.7%** | | |
| **Fannie Mae** | | |
| 1.03%, 01/05/04 | 15,000 | 14,998 |
| 1.05%, 01/05/04 | 19,500 | 19,498 |
| 1.02%, 01/08/04 | 30,000 | 29,994 |
| 1.06%, 01/09/04 | 1,600 | 1,600 |
| 1.00%, 01/14/04 | 1,455 | 1,455 |
| 1.03%, 01/14/04 | 2,200 | 2,199 |
| 1.07%, 01/14/04 | 20,000 | 19,992 |
| 1.03%, 01/15/04 | 1,000 | 1,000 |
| 1.07%, 02/04/04 | 10,000 | 9,990 |
| **Federal Home Loan Bank** | | |
| 1.05%, 01/02/04 | 94,450 | 94,447 |
| 1.05%, 01/05/04 | 10,000 | 9,999 |
| 1.02%, 01/07/04 | 11,600 | 11,598 |
| 1.03%, 01/09/04 | 3,062 | 3,061 |
| 1.12%, 01/09/04 | 1,013 | 1,013 |
| 1.00%, 01/14/04 | 2,000 | 1,999 |
| **Freddie Mac** | | |
| 1.03%, 01/06/04 | 24,786 | 24,782 |
| 1.03%, 01/08/04 | 19,583 | 19,579 |
| 1.06%, 01/08/04 | 3,026 | 3,025 |
| 1.06%, 01/14/04 | 10,000 | 9,996 |
| 1.03%, 01/15/04 | 26,400 | 26,389 |
| 1.08%, 01/15/04 | 5,000 | 4,998 |
| 1.08%, 01/21/04 | 13,756 | 13,748 |
| 1.07%, 01/30/04 | 3,023 | 3,020 |
| 1.09%, 02/02/04 | 1,400 | 1,399 |
| 1.09%, 02/19/04 | 5,000 | 4,993 |
| 1.08%, 03/01/04 | 4,100 | 4,093 |
| | | 338,865 |
| **Coupon Notes 1.9%** | | |
| **Fannie Mae** | | |
| 5.13%, 02/13/04 | 7,680 | 7,715 |
| **Federal Home Loan Bank** | | |
| 5.25%, 02/13/04 | 4,500 | 4,522 |
| | | 12,237 |

| Security | Maturity Amount ($ x 1,000) | Value ($ x 1,000) |
|---|---|---|
| **Other Investments** 45.5% of Net Assets | | |
| **Repurchase Agreements 45.5%** | | |
| **Bear Stearns & Co., Inc.**<br>Tri-Party Repurchase Agreement<br>Collateralized by U.S. Government<br>Securities with a value of $74,464<br>1.02%, issued 12/31/03,<br>due 01/02/04 | 73,004 | 73,000 |
| **Credit Suisse First Boston L.L.C.**<br>Tri-Party Repurchase Agreement<br>Collateralized by U.S. Government<br>Securities with a value of $75,344<br>1.02%, issued 12/31/03,<br>due 01/02/04 | 73,870 | 73,866 |
| **J.P. Morgan Chase & Co.**<br>Tri-Party Repurchase Agreement<br>Collateralized by U.S. Government<br>Securities with a value of $74,462<br>1.02%, issued 12/31/03,<br>due 01/02/04 | 73,004 | 73,000 |
| **The Goldman Sachs Group, Inc.**<br>Tri-Party Repurchase Agreement<br>Collateralized by U.S. Government<br>Securities with a value of $74,460<br>1.02%, issued 12/31/03,<br>due 01/02/04 | 73,004 | 73,000 |
| | | **292,866** |

**End of investments.** For totals, please see the first page of holdings for this fund.

Statement of
## Assets and Liabilities

As of December 31, 2003. All numbers x 1,000 except NAV.

### Assets

| | | |
|---|---|---|
| Investments, at value | | $351,102 |
| Repurchase agreements, at value | | 292,866 |
| Receivables: | | |
| Interest | | 246 |
| Prepaid expenses | + | 251 |
| **Total assets** | | **644,465** |

### Liabilities

| | | |
|---|---|---|
| Payables: | | |
| Dividends to shareholders | | 3 |
| Transfer agent and shareholder service fees | | 2 |
| Transaction service fees | | 797 |
| Accrued expenses | + | 87 |
| **Total liabilities** | | **889** |

### Net Assets

| | | |
|---|---|---|
| **Total assets** | | 644,465 |
| **Total liabilities** | – | 889 |
| **Net assets** | | **$643,576** |

### Net Assets by Source

| | |
|---|---|
| Capital received from investors | 643,599 |
| Net realized capital losses | (23) |

### Net Asset Value (NAV)

| **Net Assets** | ÷ | **Shares Outstanding** | = | **NAV** |
|---|---|---|---|---|
| $643,576 | | 643,599 | | $1.00 |

Unless stated, all numbers x 1,000.

The amortized cost for the fund's securities was $643,968.

**Federal Tax Data**

| | |
|---|---|
| **Cost basis of portfolio** | $643,968 |
| **Unused capital losses:** | |
| Expires 12/31 of: | Loss amount: |
| 2007 | $1 |
| 2011 | + 22 |
| | **$23** |

 *See financial notes.*

Statement of
## Operations

For January 1, 2003 through December 31, 2003. All numbers x 1,000.

Unless stated, all numbers x 1,000.

### Investment Income

| | |
|---|---:|
| Interest | **$7,790** |

### Net Realized Gains and Losses

| | |
|---|---:|
| Net realized loss on investments sold | **(22)** |

### Expenses

| | | |
|---|:-:|---:|
| Investment adviser and administrator fees | | 2,435 |
| Transfer agent and shareholder service fees | | 2,883 |
| Transaction service fees | | 3,525 |
| Trustees' fees | | 30 |
| Custodian and portfolio accounting fees | | 63 |
| Professional fees | | 25 |
| Registration fees | | 207 |
| Shareholder reports | | 108 |
| Other expenses | + | 9 |
| Total expenses | | 9,285 |
| Expense reduction | − | 1,997 |
| **Net expenses** | | **7,288** |

### Increase in Net Assets from Operations

| | | |
|---|:-:|---:|
| **Total investment income** | | 7,790 |
| **Net expenses** | − | 7,288 |
| **Net investment income** | | **502** |
| **Net realized losses** | + | (22) |
| **Increase in net assets from operations** | | **$480** |

Calculated on a graduated basis as a percentage of average daily net assets: 0.38% of the first $1 billion, 0.35% over $1 billion, 0.32% over $10 billion, 0.30% over $20 billion and 0.27% over $40 billion.

Calculated as a percentage of average daily net assets: for transfer agent services, 0.25% of the fund's assets; for shareholder services, 0.20% of the fund's assets. These fees are paid to Charles Schwab & Co.

For transaction services, Schwab receives a fee based on the number and type of transactions provided.

For the fund's independent trustees only.

This reduction consisted of two components. A reduction of $1,274, which reduced the fund's annualized operating expense ratio (OER) by 0.20%, was made by the investment adviser (CSIM) to reflect a guarantee by CSIM and the transfer agent and shareholder service agent (Schwab) to limit the annual OER of this fund through at least April 30, 2004, to 1.25% of average daily net assets. This limit doesn't include interest, taxes and certain non-routine expenses. Also, CSIM voluntarily waived an additional $723 of the fund's expenses, which reduced the fund's annualized OER by an additional 0.11%. The combination of these two waivers resulted in a net annualized OER for the period of 1.14%.

*See financial notes.* 9

Statements of
## Changes in Net Assets

For the current and prior report periods. All numbers x 1,000.

Unless stated, all numbers x 1,000.

### Operations

| | 1/1/03–12/31/03 | 1/1/02–12/31/02 |
|---|---|---|
| Net investment income | $502 | $3,885 |
| Net realized losses | + (22) | − |
| **Increase in net assets from operations** | **480** | **3,885** |

### Distributions Paid

| | | |
|---|---|---|
| Dividends from net investment income | **502** | **3,885** |

### Transactions in Fund Shares

| | | |
|---|---|---|
| Shares sold | 6,056,415 | 5,847,747 |
| Shares reinvested | 481 | 3,716 |
| Shares redeemed | + (6,052,786) | (5,773,588) |
| **Net transactions in fund shares** | **4,110** | **77,875** |

### Net Assets

| | | |
|---|---|---|
| Beginning of period | 639,488 | 561,613 |
| Total increase | + 4,088 | 77,875 |
| **End of period** | **$643,576** | **$639,488** |

The tax-basis components of distributions are:

**Current period**

| | |
|---|---|
| Ordinary income | $502 |
| Long-term capital gains | $− |

**Prior period**

| | |
|---|---|
| Ordinary income | $3,885 |
| Long-term capital gains | $− |

Because all transactions in this section took place at $1.00 per share, figures for share quantities are the same as for dollars.

Represents the changes in net assets from operations plus the changes in value of transactions in fund shares, minus distributions paid.

# Financial Notes

## Business Structure of the Fund

**The fund discussed in this report is a series of The Charles Schwab Family of Funds™, a no-load, open-end management investment company.** The company is organized as a Massachusetts business trust and is registered under the Investment Company Act of 1940, as amended. The sidebar shows the fund in this report and its trust.

**The fund offers one share class.** Shares are bought and sold at $1.00 per share. Each share has a par value of 1/1,000 of a cent, and the trust may issue as many shares as necessary.

## Fund Operations

Most of the fund's investments are described in sections earlier in this report. However, there are certain other investments and policies that may affect the fund's financials. The most significant of these are described below. Other policies concerning the fund's business operations also are described here.

**The fund declares dividends every day it is open for business.** These dividends, which are equal to the fund's net investment income for that day, are paid out to shareholders once a month. The fund may make distributions from any net realized capital gains once a year.

**The fund may buy securities on a delayed-delivery basis.** In these transactions, the fund agrees to buy a security for a stated price, with settlement generally occurring within two weeks. If the security's value falls before settlement occurs, the fund could end up paying more for the security than its market value at the time of settlement. The fund has set aside sufficient securities as collateral for those securities bought on a delayed-delivery basis.

**The fund may enter into repurchase agreements.** In a repurchase agreement, the fund buys a security from another party (usually a financial institution) with the agreement that it be sold back in the future. The date, price and other conditions are all specified when the agreement is created. Any repurchase agreement with due dates later than seven days from issue dates may be subject to seven day put features for liquidity purposes.

The fund's repurchase agreements will be fully collateralized by U.S. government securities. All collateral is held by the fund's custodian (or, with tri-party agreements, the agent's bank) and is monitored daily to ensure that its market value is at least equal to the repurchase price under the agreement.

**The fund pays fees to affiliates of the investment adviser for various services.** Through its trust, the fund has agreements with Charles Schwab Investment Management, Inc. (CSIM) to provide investment advisory and administrative services and with Charles Schwab & Co., Inc. (Schwab) to provide transfer agent, shareholder services and transaction services.

### The Trust and Its Funds

This list shows all of the funds included in The Charles Schwab Family of Funds. The fund discussed in this report is highlighted.

**The Charles Schwab Family of Funds**
organized October 20, 1989

Schwab Money Market Fund
Schwab Government Money Fund
Schwab U.S. Treasury Money Fund
Schwab Value Advantage Money Fund®
Schwab Municipal Money Fund
Schwab California Municipal Money Fund
Schwab New York Municipal Money Fund
Schwab New Jersey Municipal Money Fund
Schwab Pennsylvania Municipal Money Fund
Schwab Florida Municipal Money Fund
Schwab Massachusetts Municipal Money Fund
Schwab Institutional Advantage Money Fund®
Schwab Retirement Money Fund®
Schwab Government Cash Reserves

11

Although these agreements specify certain fees for these services, CSIM and Schwab have made additional agreements with the fund that may limit the total expenses charged. The rates and limitations for these fees are described in the fund's Statement of Operations.

**The fund may engage in certain transactions involving affiliates.** The fund may make direct transactions with certain other SchwabFunds® when practical. When one fund is seeking to sell a security that another is seeking to buy, an interfund transaction can allow both funds to benefit by reducing transaction costs. This practice is limited to funds that share the same investment adviser, trustees and officers.

Pursuant to an exemptive order issued by the SEC, the funds may enter into interfund borrowing and lending transactions within the SchwabFunds®. All loans are for temporary or emergency purposes only. The interest rate charged on the loan is the average of the overnight repurchase agreement rate and the short-term bank loan rate. The interfund lending facility is subject to the oversight and periodic review of the Board of Trustees of the SchwabFunds®.

**Trustees may include people who are officers and/ or directors of the investment adviser or Schwab.** Federal securities law limits the percentage of such "interested persons" who may serve on a trust's board, and the trust was in compliance with these limitations throughout the report period. The trust did not pay any of these persons for their service as trustees, but it did pay non-interested persons (independent trustees), as noted in the fund's Statement of Operations.

**The funds may borrow money from banks and custodians.** The funds may obtain temporary bank loans through the trust to which they belong, to use for meeting shareholder redemptions or for extraordinary or emergency purposes. The trusts have custodian overdraft facilities and line of credit arrangements of $150 million and $100 million with PNC Bank, N.A. and Bank of America, N.A., respectively. The funds pay interest on the amounts that they borrow at rates that are negotiated periodically.

**The fund intends to meet federal income and excise tax requirements for regulated investment companies.** Accordingly, the fund distributes substantially all of its net investment income and net realized capital gains (if any) to its respective shareholders each year. As long as the fund meets the tax requirements, it is not required to pay federal income tax.

**Under the fund's organizational documents, its officers and trustees are indemnified against certain liability arising out of the performance of their duties to the funds.** In addition, in the normal course of business the fund enters into contracts with its vendors and others that provide general indemnifications. The fund's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the fund. However, based on experience, the fund expects the risk of loss to be remote.

## Accounting Policies

The following are the main policies the fund uses in preparing its financial statements.

**The fund values its securities at amortized cost**, which approximates market value.

**Security transactions** are recorded as of the date the order to buy or sell the security is executed.

**Interest income** is recorded as it accrues. If the fund bought a debt instrument at a discount (that is, for less than its face value) or a premium (more than its face value), it amortizes the discount or premium from the current date up to maturity. The fund then increases (in the case of discounts) or reduces (in the case of premiums) the income it records from the security. If the security is callable (meaning that the issuer has the option to pay it off before its maturity date), then the fund amortizes the premium to the security's call date and price, rather than the maturity date and price.

**Realized gains and losses** from security transactions are based on the identified costs of the securities involved.

**Expenses** that are specific to the fund or a class are charged directly to the fund or class. Expenses that are common to all funds within the trust generally are allocated among the funds in proportion to their average daily net assets.

**The fund maintains its own account for purposes of holding assets and accounting**, and is considered a separate entity for tax purposes. Within its account, the fund also keeps certain assets in segregated accounts, as may be required by securities law.

**The accounting policies described above conform with accounting principles generally accepted in the United States of America.** Notwithstanding this, shareholders should understand that in order to follow these principles, fund management has to make estimates and assumptions that affect the information reported in the financial statements. It's possible that once the results are known, they may turn out to be different from these estimates.

# Report of Independent Auditors

**To the Board of Trustees and Shareholders of:**
Schwab Government Cash Reserves

In our opinion, the accompanying statement of assets and liabilities, including the portfolio holdings, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of Schwab Government Cash Reserves (one of the portfolios constituting The Charles Schwab Family of Funds, hereafter referred to as the "Fund") at December 31, 2003, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended and the financial highlights for each of the periods presented, in conformity with accounting principles generally accepted in the United States of America. These financial statements and the financial highlights (hereafter referred to as "financial statements") are the responsibility of the Fund's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 2003 by correspondence with the custodian and brokers, provide a reasonable basis for our opinion.

**PricewaterhouseCoopers LLP**
San Francisco, CA
February 6, 2004

# Fund Trustees

A fund's Board of Trustees is responsible for protecting the interests of that fund's shareholders. The tables below give information about the people who serve as trustees and officers for the SchwabFunds®, including the funds covered in this report. Trustees remain in office until they resign, retire or are removed by shareholder vote.[1]

Under the Investment Company Act of 1940, any officer, director, or employee of Schwab or CSIM is considered an "interested person," meaning that he or she is considered to have a business interest in Schwab or CSIM. These individuals are listed as "interested trustees." The "independent trustees" are individuals who, under the 1940 Act, are not considered to have a business interest in Schwab or CSIM.

Each of the SchwabFunds (of which there were 49 as of 12/31/03) belongs to one of these trusts: The Charles Schwab Family of Funds, Schwab Investments, Schwab Capital Trust or Schwab Annuity Portfolios. Currently all these trusts have the same trustees and officers. The address for all trustees and officers is 101 Montgomery Street, San Francisco, CA 94104. You can find more information about the trustees and officers in the Statement of Additional Information, which is available free by calling 1-800-435-4000.

| Individuals Who Are Interested Trustees and Officers of the Trust | | |
|---|---|---|
| **Name and Birthdate** | **Trust Position(s); Trustee Since** | **Main Occupations and Other Directorships and Affiliations** |
| **Charles R. Schwab**[2] 7/29/37 | Chair, Trustee: Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994. | Chair, Director, The Charles Schwab Corp.; CEO, Director, Schwab Holdings, Inc.; Chair, Director, Charles Schwab & Co., Inc.; Charles Schwab Investment Management, Inc.; Chair, Charles Schwab Holdings, Inc. I, Schwab International Holdings, Inc.; Director, U.S. Trust Corp., United States Trust Co. of New York, The Gap, Inc. (clothing retailer), Siebel Systems (software); Trustee, Stanford University. *Until 6/03:* Director, Xsign, Inc. (electronic payment systems). *Until 5/03:* Co-Chair, The Charles Schwab Corporation. *Until 5/02:* Director, Vodafone AirTouch PLC (telecom). *Until 3/02:* Director, Audiobase, Inc. (Internet audio solutions). *Until 7/01:* Director, The Charles Schwab Trust Company. *Until 1/99:* Director, Schwab Retirement Plan Services, Inc., Mayer & Schweitzer, Inc. (securities brokerage subsidiary of The Charles Schwab Corp.), Performance Technologies, Inc. (technology), TrustMark, Inc. |

[1] The SchwabFunds retirement policy requires that independent trustees elected after January 1, 2000 retire at age 72 or after twenty years of service as a trustee, whichever comes first. Independent trustees elected prior to January 1, 2000 will retire on the following schedule: Messrs. Holmes and Dorward will retire on December 31, 2007, and Messrs. Stephens and Wilsey will retire on December 31, 2010.

[2] In addition to their positions with the investment adviser and the distributor, Ms. Lepore and Messrs. Schwab and Lyons, as well as some of Mr. Lyons's immediate family members, also own stock of The Charles Schwab Corporation.

Schwab Government Cash Reserves

| Individuals Who Are Interested Trustees but Not Officers of the Trust | | |
|---|---|---|
| **Name and Birthdate** | **Trustee Since** | **Main Occupations and Other Directorships and Affiliations** |
| **Dawn G. Lepore**[1]<br>3/21/54 | Trustee:2003<br>(all trusts) | Vice Chair, EVP, The Charles Schwab Corp.; *Until 10/01:* CIO, The Charles Schwab Corporation. *Until 1999:* EVP, The Charles Schwab Corporation. Director, Wal-Mart Stores, eBay, Inc. |
| **Jeffrey M. Lyons**[1]<br>2/22/55 | Trustee: 2002<br>(all trusts). | EVP, Asset Management Products and Services, Charles Schwab & Co., Inc. *Until 9/01:* EVP, Mutual Funds, Charles Schwab & Co., Inc. |

| Individuals Who Are Officers of the Trust but Not Trustees | | |
|---|---|---|
| **Name and Birthdate** | **Trust Office(s) Held** | **Main Occupations and Other Directorships and Affiliations** |
| **Randall W. Merk**<br>7/25/54 | President, CEO<br>(all trusts). | President, CEO, Charles Schwab Investment Management, Inc; EVP, Charles Schwab & Co., Inc.; Director, Charles Schwab Worldwide Funds PLC, Charles Schwab Asset Management (Ireland) Ltd. *Until 9/02:* President, CIO, American Century Investment Management; Director, American Century Cos., Inc. *Until 6/01:* CIO, Fixed Income, American Century Cos., Inc. *Until 1997:* SVP, Director, Fixed Income and Quantitative Equity Portfolio Management, Twentieth Century Investors, Inc. |
| **Tai-Chin Tung**<br>3/7/51 | Treasurer, Principal Financial Officer<br>(all trusts). | SVP, CFO, Charles Schwab Investment Management, Inc.; VP, The Charles Schwab Trust Co.; Director, Charles Schwab Asset Management (Ireland) Ltd., Charles Schwab Worldwide Funds PLC. |
| **Stephen B. Ward**<br>4/5/55 | SVP, Chief Investment Officer<br>(all trusts). | SVP, Chief Investment Officer, Director, Charles Schwab Investment Management, Inc.; CIO, The Charles Schwab Trust Co. |
| **Koji E. Felton**<br>3/13/61 | Secretary<br>(all trusts). | SVP, Chief Counsel, Assistant Corporate Secretary, Charles Schwab Investment Management, Inc. *Until 6/98:* Branch Chief in Enforcement, U.S. Securities and Exchange Commission, San Francisco. |

[1] In addition to their positions with the investment adviser and the distributor, Ms. Lepore and Messrs. Schwab and Lyons, as well as some of Mr. Lyons's immediate family members, also own stock of The Charles Schwab Corporation.

16

Schwab Government Cash Reserves

| Individuals Who Are Independent Trustees | | |
|---|---|---|
| **Name and Birthdate** | **Trustee Since** | **Main Occupations and Other Directorships and Affiliations** |
| **Mariann Byerwalter** 8/13/60 | 2000 (all trusts). | Chair, JDN Corp. Advisory LLC; Trustee, Stanford University, Director, America First Cos., (venture capital/fund management), Redwood Trust, Inc. (mortgage finance), Stanford Hospitals and Clinics, SRI International (research), PMI Group, Inc. (mortgage insurance), Lucile Packard Children's Hospital. *2001:* Special Advisor to the President, Stanford University. *Until 2002:* Director, LookSmart, Ltd. (Internet infrastructure). *Until 2001:* VP, Business Affairs, CFO, Stanford University. |
| **Donald F. Dorward** 9/23/31 | Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994. | CEO, Dorward & Associates (management, marketing and communications consulting). *Until 1999:* EVP, Managing Director, Grey Advertising. |
| **William A. Hasler** 11/22/41 | 2000 (all trusts). | Co-CEO, Aphton Corp. (bio-pharmaceuticals). Director, Non-Executive Chairman, Solectron Corp. (manufacturing), Airlease Ltd. (aircraft leasing), Mission West Properties (commercial real estate), Stratex Networks (telecommunications); Public Governor, Member, executive committee, Pacific Stock & Options Exchange. Director, Digital Microwave Corp. (network equipment). *Until 1998:* Dean, Haas School of Business, University of California, Berkeley. |
| **Robert G. Holmes** 5/15/31 | Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994. | Chair, CEO, Director, Semloh Financial, Inc. (international financial services and investment advice). |
| **Gerald B. Smith** 9/28/50 | 2000 (all trusts). | Chair, CEO, Founder, Smith Graham & Co. (investment advisors); Director, Pennzoil-Quaker State Co. (oil and gas), Rorento N.V. (investments—Netherlands), Cooper Industries (electrical products); Member, audit committee, Northern Border Partners, L.P. (energy). |
| **Donald R. Stephens** 6/28/38 | Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994. | Managing Partner, D.R. Stephens & Co. (investments). *Until 1996:* Chair, CEO, North American Trust (real estate investments). |
| **Michael W. Wilsey** 8/18/43 | Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994. | Chair, CEO, Wilsey Bennett, Inc. (transportation, real estate and investments). |

# Glossary

**agency discount notes**  Notes issued by federal agencies —known as Government Sponsored Enterprises, or GSEs —at a discount to their value at maturity. An agency discount note is a short-term investment alternative offering a high degree of credit quality.

**Alternative Minimum Tax (AMT)**  A federal income tax designed to limit the extent to which high-income taxpayers (including individuals, estates, trusts and corporations) can benefit from certain deductions and exemptions. For example, some types of income that are exempt from regular federal income tax are not exempt from the AMT.

**asset-backed security**  A bond or other debt security that represents ownership in a pool of debt obligations such as credit card debt.

**bond**  A security representing a loan from the investor to the issuer. A bond typically pays interest at a fixed rate (the "coupon rate") until a specified date (the "maturity date"), at which time the issuer returns the money borrowed ("principal" or "face value") to the bondholder. Because of their structure, bonds are sometimes called "fixed income securities" or "debt securities."

**bond anticipation notes**  Obligations sold by a municipality on an interim basis in anticipation of the municipality's issuance of a longer-term bond in the future.

**capital gain, capital loss**  The difference between the amount paid for an investment and its value at a later time. If the investment has been sold, the capital gain or loss is considered a realized gain or loss. If the investment is still held, the gain or loss is still "on paper" and is considered unrealized.

**commercial paper**  Promissory notes issued by banks, corporations, state and local governments and other entities to finance short-term credit needs. These securities generally are structured on a discounted basis but sometimes may be interest-bearing notes. Commercial paper, which may be unsecured, is subject to credit risk.

**credit-enhanced security**  A security that is backed by the credit of an entity other than the issuer (such as a financial institution). Credit enhancements, which can equal up to 100% of the security's value, are designed to help lower the risk of default on a security and may also make the security more liquid.

**credit quality**  The capacity of an issuer to make its interest and principal payments. Federal regulations strictly limit the credit quality of the securities a money market fund can buy.

**credit ratings**  Debt issuers, including corporations, states and municipalities, may arrange with a recognized independent rating organization, such as Moody's Investor Service, Standard & Poor's and Fitch, Inc., to rate their creditworthiness and/or the creditworthiness of their debt issues. For example, an issuer may obtain a long-term rating within the investment grade rating category, which is, from high to low, AAA, AA, A and BBB for Standard & Poor's and Fitch, and Aaa, Aa, A and Baa for Moody's.

**credit risk**  The risk that a debt issuer may be unable to pay interest or principal to its debtholders.

**dollar-weighted average maturity (DWAM)**  See weighted average maturity.

**effective yield**  A measurement of a fund's yield that assumes that all dividends were reinvested in additional shares of the fund.

## Portfolio terms

To help reduce the space occupied by the portfolio holdings, we use the following terms. Most of them appear within descriptions of individual securities in municipal funds, and describe features of the issuer or the security. Some of these are more fully defined elsewhere in the Glossary.

| | |
|---|---|
| **ACES** | Adjustable convertible extendable security |
| **BAN** | Bond anticipation note |
| **COP** | Certificate of participation |
| **GAN** | Grant anticipation note |
| **GO** | General obligation |
| **HDA** | Housing Development Authority |
| **HFA** | Housing Finance Agency |
| **IDA** | Industrial Development Authority |
| **IDB** | Industrial Development Board |
| **IDRB** | Industrial Development Revenue Bond |
| **M/F** | Multi-family |
| **RAN** | Revenue anticipation note |
| **RB** | Revenue bond |
| **S/F** | Single-family |
| **TAN** | Tax anticipation note |
| **TECP** | Tax-exempt commercial paper |
| **TOB** | Tender option bond |
| **TOBP** | Tender option bond partnership |
| **TRAN** | Tax and revenue anticipation note |
| **VRD** | Variable-rate demand |

**expense ratio**  The amount that is taken from a mutual fund's assets each year to cover the fund's operating expenses. An expense ratio of 0.50% means that a fund's expenses amount to half of one percent of its average net assets a year.

**face value**  The value of a bond, note, mortgage or other security as given on the certificate or instrument. Face value is also referred to as par value or nominal value.

**illiquid securities**  A security is generally considered illiquid if it cannot be disposed of promptly (typically within seven days) and in the ordinary course of business at approximately the amount at which a fund has valued the instrument.

**interest**  Payments to holders of debt securities as compensation for loaning a security's principal to the issuer.

**liquidity-enhanced security**  A security that when tendered is paid from funds advanced by an entity other than the issuer (such as a large financial institution). Liquidity enhancements are often used on variable-rate securities where the portfolio manager has an option to tender the securities prior to their final maturity.

**maturity**  Generally, the date a debt security is scheduled to be "retired" and its principal amount returned to the bondholder.

**money market securities**  High-quality, short-term debt securities that may be issued by entities such as the U.S. government, corporations and financial institutions (such as banks). Money market securities include commercial paper, promissory notes, certificates of deposit, banker's acceptances, notes and time deposits.

**municipal securities**  Debt securities issued by a state, its counties, municipalities, authorities and other subdivisions, or the territories and possessions of the United States and the District of Columbia, including their subdivisions, agencies and instrumentalities and corporations. These securities may be issued to obtain money for various public purposes, including the construction of a wide range of public facilities such as airports, bridges, highways, housing, hospitals, mass transportation, public utilities, schools, streets, and water and sewer works.

**net asset value per share (NAV)**  The value of one share of a mutual fund. NAV is calculated by taking the fund's total assets, subtracting liabilities, and dividing by the number of shares outstanding. Money funds seek to maintain a steady NAV of $1.00.

**outstanding shares, shares outstanding**  When speaking of a company or mutual fund, indicates all shares currently held by investors.

**restricted securities**  A security that is subject to contractual restrictions on resale and may be sold only to "qualified institutional buyers" under Securities Act Rule 144A. These securities are often purchased in private placement transactions.

**revenue anticipation notes**  Obligations that are issued in expectation of the receipt of revenue, such as income taxes, property taxes, etc.

**section 3c7 securities**  Section 3c7 of the Investment Company Act of 1940 (the "1940 Act") exempts certain issuers from many regulatory requirements applicable to investment companies under the 1940 Act. An issuer whose outstanding securities are exclusively owned by "qualified purchasers" and who is not making or proposing to make a public offering of the securities may qualify for this exemption.

**section 4(2)/144A securities**  A security exempt from registration under Section 4(2) of the Securities Act of 1933. It may be sold only to qualified institutional buyers under Securities Act Rule 144A.

**taxable-equivalent yield**  The yield an investor would need to get from a taxable investment in order to match the yield paid by a given tax-exempt investment, once the effect of all applicable taxes is taken into account. For example, if your tax rate were 25%, a tax-exempt investment paying 4.5% would have a taxable-equivalent yield for you of 6.0% (4.5% ÷ [1 - 0.25%] = 6.0%).

**total return**  The percentage that an investor would have earned or lost on an investment in the fund assuming dividends and distributions were reinvested.

**tax anticipation notes**  Notes that typically are sold to finance the cash flow needs of municipalities in anticipation of the receipt of taxes on a future date.

**Tier 1, Tier 2**  Tier 1 is the highest category of credit quality, Tier 2 the second highest. A security's tier can be established either by an independent rating organization or by a determination of the investment adviser. Money market fund shares and U.S. government securities are automatically considered Tier 1 securities.

**weighted average maturity**  For mutual funds, the maturity of all the debt securities in its portfolio, calculated as a weighted average. As a rule, the longer a fund's weighted average maturity, the greater its interest rate risk. Money funds are required to maintain a weighted average maturity of no more than 90 days.

**yield**  The income paid out by an investment, expressed as an annual rate and calculated as a percentage of the investment's market value.

**Notes**

# Contact Schwab

SchwabFunds® offers you a complete family of mutual funds, each one based on a clearly defined investment approach and using disciplined management strategies.

Actively managed funds include multi-manager stock funds, a fund that uses long-short strategies, and a range of taxable and tax-free bond funds. Index funds include large-cap, small-cap and international stock funds. The list at right shows all currently available SchwabFunds.

Whether you're an experienced investor or just starting out, SchwabFunds can help you achieve your financial goals. Please call 1-800-435-4000 for a prospectus and brochure for any SchwabFund. Please read the prospectus carefully before you invest. This report must be preceded or accompanied by a current prospectus.

## Methods for Placing Orders

The following information outlines how Schwab investors can place orders. If you are investing through a third-party investment provider, methods for placing orders may be different.

**Internet**[1]
www.schwab.com

**Schwab by Phone™** [2]
Use our automated voice service or speak to a representative. Call **1-800-435-4000,** day or night (for TDD service, call **1-800-345-2550**).

**TeleBroker®**
Automated touch-tone phone service at **1-800-272-4922.**

**Mail**
Write to SchwabFunds at:
P.O. Box 3812
Englewood, CO 80155-3812
When selling or exchanging shares, be sure to include the signatures of at least one of the persons whose name is on the account.

[1] Shares of Sweep Investments™ may not be purchased directly over the Internet.
[2] Orders placed in person or through a telephone representative may be subject to a service fee payable to Schwab.

## The SchwabFunds Family®

**Stock Funds**
Schwab S&P 500 Fund
Schwab 1000 Fund®
Schwab Small-Cap Index Fund®
Schwab Total Stock Market Index Fund®
Schwab International Index Fund®
Schwab Core Equity Fund™
Schwab Dividend Equity Fund™
Schwab Small-Cap Equity Fund™
Schwab Hedged Equity Fund™
Schwab Focus Funds
   Communications Focus Fund
   Financial Services Focus Fund
   Health Care Focus Fund
   Technology Focus Fund
Schwab MarketMasters Funds™
   Schwab U.S. MarketMasters Fund™
   Schwab Small-Cap MarketMasters Fund™
   Schwab International MarketMasters Fund™
   Schwab Balanced MarketMasters Fund™

**Asset Allocation Funds**
Schwab MarketTrack Portfolios®
   Schwab MarketTrack All Equity Portfolio™
   Schwab MarketTrack Growth Portfolio™
   Schwab MarketTrack Balanced Portfolio™
   Schwab MarketTrack Conservative Portfolio™

**Bond Funds**
Schwab YieldPlus Fund®
Schwab Short-Term Bond Market Fund™
Schwab Total Bond Market Fund™
Schwab GNMA Fund™
Schwab Short/Intermediate Tax-Free Bond Fund™
Schwab Long-Term Tax-Free Bond Fund™
Schwab California Short/Intermediate
   Tax-Free Bond Fund™
Schwab California Long-Term Tax-Free Bond Fund™

**Schwab Money Funds**
Schwab offers an array of money market funds that seek high current income consistent with safety and liquidity.[3] Choose from taxable or tax-advantaged alternatives. Many can be linked to your Schwab account to "sweep" cash balances automatically, subject to availability, when you're between investments. Or, for your larger cash reserves, choose one of our Value Advantage Investments®.

[3] Investments in money market funds are neither insured nor guaranteed by the Federal Deposit Insurance Corporation (FDIC) or any other government agency and, although they seek to preserve the value of your investment at $1 per share, it is possible to lose money.

charles SCHWAB

**Investment Adviser**
Charles Schwab Investment Management, Inc.
101 Montgomery Street, San Francisco, CA 94104

**Distributor**
SchwabFunds®
P.O. Box 3812, Englewood, CO 80155–3812



Printed on recycled paper.

REG13856-06

# Schwab Institutional Advantage Money Fund®
# Schwab Retirement Money Fund®

**Annual Report**
December 31, 2003

*charles* SCHWAB

# In This Report

Fund investment adviser: Charles Schwab Investment Management, Inc. (CSIM).
Distributor and transfer agent: Charles Schwab & Co., Inc. (Schwab).

# From the Chairman



Charles R. Schwab
Chairman

In 1989, we founded SchwabFunds® on the belief that mutual funds represent an important tool for investors. Money funds, for example, are especially well-suited for the cash portion of your portfolio when you are seeking capital preservation or liquidity.

Over the past few years, mutual funds have faced a number of challenges, affecting both their performance and investor perception. Yet recently we have seen signs of positive change. The economy and the stock market have shown increasing strength. And while much remains to be done within the fund industry, the industry has been moving quickly to assess and improve its operations and its investor safeguards.

As a firm, we continue to change as well. Our capabilities are evolving in ways that allow us to offer investors more choices and better ways to do business with us. I'm enthusiastic about these changes because they're designed to offer benefits for our fund shareholders.

One thing that hasn't changed is my belief in mutual funds. Mutual funds still offer all the features that have made them so popular: diversification, liquidity, convenience, low investment minimums, and professional management. For individual investors especially, I believe mutual funds continue to be one of the most cost-effective investment vehicles available.

To date, millions of Americans have successfully relied on mutual funds as an important way to invest for retirement security, their children's education, and other financial goals. We remain optimistic that mutual funds will continue to do the same for millions more Americans in the years to come.

Sincerely,

*Charles R. Schwab*

# Management's Discussion <span>for the year ended December 31, 2003</span>



**Randall W. Merk** is President and CEO of Charles Schwab Investment Management, Inc. and is president of each of the funds covered in this report. He joined the firm in August 2002, bringing with him 24 years of experience in the asset management industry.

Dear Shareholder:

In today's current low-interest-rate environment, it's tempting to ask whether money funds still have a place in an investment portfolio.

It's a fair question, but I'd suggest the answer is not as obvious as it may seem. Money funds are designed to offer several potential benefits. If you're like many investors, your asset allocation calls for a portion of your portfolio to be in cash. If the purpose of that allocation is to offer capital preservation or liquidity, or to help reduce the impact of market volatility on your portfolio, then money funds probably still make sense for you, regardless of the yield environment.

Here at SchwabFunds®, we're proud of our seasoned fund managers and their ability to work as a team. Our managers have an average of over 16 years of experience in the investment management industry. I'm also proud to say that we're in the process of building on that experience: by expanding our selection of mutual funds, adding new share classes, and offering new, competitively priced alternatives.

Thirty years ago, Charles Schwab founded his firm with a vision to create the most useful and ethical financial services firm in the world. We live by that philosophy every day.

Your investment in SchwabFunds is an indication of the trust you place in us. As the managers of your money, we have a special obligation to live up to that trust. I have enjoyed the opportunity to respond to several shareholder inquiries, and I hope you'll let us know how we're doing.

I want to thank you for investing with us and want to assure you that we strive relentlessly to operate our business with the highest ethical standards and an unwavering commitment to serve you, our SchwabFunds shareholders.

Sincerely,

*Randall W. Merk*



**Linda Klingman,** a vice president of the investment adviser and senior portfolio manager, has overall responsibility for the management of the funds. She joined the firm in 1990 and has managed money market funds since 1988.

**Mike Neitzke,** a portfolio manager, has day-to-day responsibility for management of the funds. Prior to joining the firm in March 2001, he worked for more than 15 years in the financial industry as a portfolio manager.

## The Investment Environment and the Funds

**During 2003, the U.S. economy began to gather strength, especially during the second half of the year.** In the months before the war in Iraq (which began in March 2003), the economy remained in a holding pattern, as businesses and investors adopted a wait-and-see stance. Once the combat phase drew to an end, America began to pay more attention to the economy, which by year-end appeared to be recovering.

**Seeking additional protection against the risk of deflation, the Federal Reserve (the Fed) cut short-term interest rates by 0.25% in June.** This brought the Fed funds target rate to a 45-year low of 1.00%. Short-term interest rates began plummeting in May in anticipation of the Fed's rate cut but quickly began a modest recovery and ended the year somewhat above their mid-year lows. Nevertheless, money fund yields remained close to historically low levels.

**Falling interest rates pushed money fund yields to new lows** (see next page for fund yield information). Within this challenging interest rate environment, we sought to take what measures we could to gain incrementally higher yields for the funds.

For example, we were able to take advantage of modest fluctuations in yields of one-year securities. These fluctuations appeared to be driven by shifts in the market's outlook on the economic recovery. The funds bought longer-term money market securities when, in our view, they offered an attractive yield compared to their shorter maturity counterparts. Because of this, the funds' weighted average maturities were often longer than the average for their peer group during the report period.[1]

**During the period, the securities of Freddie Mac came under pressure as news of potential earnings restatements arose.** Our analysis indicated that the creditworthiness of these securities was not in doubt. As a result, the funds increased their holdings of these securities at yields comparable to CDs and commercial paper.

**As of the end of the report period, neither deflation nor inflation appeared to be immediate risks.** In our view, the main questions facing the market were: how strong is the economy, when might inflation return, and when might the Fed increase short-term rates?

Nothing in this report represents a recommendation of a security by the investment adviser. Manager views and portfolio holdings may have changed since the report date.

[1] Source: iMoney Net, Inc. First Tier Retail Category, 12/31/03.

## Performance and Fund Facts as of 12/31/03

### Seven-Day Yields

The seven-day yields are calculated using standard SEC formulas. The effective yield includes the effect of reinvesting daily dividends. Please remember that money market fund yields fluctuate, and that past performance is not an indication of future results.

| | Institutional Advantage Money Fund | Retirement Money Fund |
|---|---|---|
| **Seven-Day Yield** | 0.64%[1] | 0.47% |
| **Seven-Day Yield–No Waiver** | 0.51%[2] | n/a |
| **Seven-Day Effective Yield** | 0.64% | 0.47% |

### Statistics

Money funds must maintain a dollar-weighted average maturity of no longer than 90 days, and cannot invest in any security whose effective maturity is longer than 397 days (approximately 13 months).

| | Institutional Advantage Money Fund | Retirement Money Fund |
|---|---|---|
| **Weighted Average Maturity** | 55 days | 52 days |
| **Credit Quality of Holdings** % of portfolio | 100% Tier 1 | 100% Tier 1 |

An investment in a money fund is neither insured nor guaranteed by the Federal Deposit Insurance Corporation (FDIC) or any other government agency. Although money funds seek to preserve the value of your investment at $1 per share, it is possible to lose money by investing in a money fund.

Portfolio holdings may have changed since the report date.

[1] Fund expenses have been partially absorbed by CSIM and Schwab.

[2] Yield if fund expenses had not been partially absorbed by CSIM and Schwab.

# Schwab Institutional Advantage Money Fund®

## Financial Statements

### Financial Highlights

| | 1/1/03–<br>12/31/03 | 1/1/02–<br>12/31/02 | 1/1/01–<br>12/31/01 | 1/1/00–<br>12/31/00 | 1/1/99–<br>12/31/99 |
|---|---|---|---|---|---|
| **Per-Share Data** ($) | | | | | |
| Net asset value at beginning of period | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 |
| Income from investment operations: | | | | | |
|   Net investment income | 0.01 | 0.01 | 0.04 | 0.06 | 0.05 |
| Less distributions: | | | | | |
|   Dividends from net investment income | (0.01) | (0.01) | (0.04) | (0.06) | (0.05) |
| Net asset value at end of period | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 |
| Total return (%) | 0.74 | 1.48 | 3.96 | 6.12 | 4.90 |
| **Ratios/Supplemental Data** (%) | | | | | |
| Ratios to average net assets: | | | | | |
|   Net operating expenses | 0.50 | 0.50 | 0.50 | 0.51[1] | 0.50 |
|   Gross operating expenses | 0.63 | 0.63 | 0.66 | 0.69 | 0.71 |
|   Net investment income | 0.75 | 1.46 | 3.83 | 5.96 | 4.84 |
| Net assets, end of period ($ x 1,000,000) | 766 | 907 | 797 | 647 | 604 |

[1] The ratio of net operating expenses would have been 0.50% if certain non-routine expenses (proxy fees) had not been included.

## Portfolio Holdings as of December 31, 2003

This section shows all the securities in the fund's portfolio and their market value, as of the report date.

We use the symbols below to designate certain characteristics:

- ◆ Asset-backed security
- ✚ Credit-enhanced security
- • Illiquid restricted security

For fixed-rate obligations, the rate shown is the effective yield at the time of purchase, except for U.S. government agency coupon notes and U.S. Treasury notes, for which the rate shown is the interest rate (the rate established when the obligation was issued). For variable-rate obligations, the rate shown is the rate as of the report date. For variable-rate obligations with scheduled maturities greater than 397 days, the maturity shown is the later of the next interest rate change date or demand date. For variable-rate obligations with scheduled maturities less than 397 days, the maturity shown is the earlier of the next interest rate change date or demand date. For variable-rate obligations without demand features, the maturity shown is the next interest rate change date.

| | Holdings by Category | Cost ($x1,000) | Value ($x1,000) |
|---|---|---|---|
| 91.2% | Fixed-Rate Obligations | 698,943 | 698,943 |
| 2.3% | U.S. Government Securities | 17,667 | 17,667 |
| 5.9% | Variable-Rate Obligations | 45,174 | 45,174 |
| 6.4% | Other Investments | 48,612 | 48,612 |
| **105.8%** | **Total Investments** | **810,396** | **810,396** |
| (5.8)% | Other Assets and Liabilities | | (44,366) |
| **100.0%** | **Total Net Assets** | | **766,030** |

| Issuer Rate, Maturity Date | Face Amount ($ x 1,000) | Value ($ x 1,000) |
|---|---|---|
| **Fixed-Rate Obligations 91.2% of Net Assets** | | |
| **Commercial Paper & Other Corporate Obligations 54.4%** | | |
| **AB Spintab** | | |
| 1.09%, 02/05/04 | 1,000 | 999 |
| 1.10%, 02/06/04 | 3,000 | 2,997 |
| 1.09%, 02/10/04 | 1,000 | 999 |
| **Alliance & Leicester, PLC, Section 4(2) / 144A** | | |
| 1.09%, 01/14/04 | 2,000 | 1,999 |
| **◆ Amstel Funding Corp., Section 4(2) / 144A** | | |
| 1.11%, 01/15/04 | 1,500 | 1,499 |
| 1.12%, 01/15/04 | 1,000 | 1,000 |
| 1.09%, 02/12/04 | 1,000 | 999 |
| **◆✚ Amsterdam Funding Corp., Section 4(2) / 144A** | | |
| 1.10%, 01/06/04 | 2,000 | 2,000 |
| 1.09%, 02/04/04 | 4,000 | 3,996 |
| **✚ ANZ (Delaware), Inc.** | | |
| 1.09%, 02/10/04 | 2,088 | 2,085 |
| **◆✚ Aquinas Funding, L.L.C., Section 4(2) / 144A** | | |
| 1.11%, 03/02/04 | 1,000 | 998 |
| 1.10%, 03/05/04 | 1,000 | 998 |
| **◆ ASAP Funding, Ltd., Section 4(2) / 144A** | | |
| 1.12%, 02/27/04 | 5,000 | 4,991 |
| **◆✚ Asset Securitization Cooperative Corp., Section 4(2) / 144A** | | |
| 1.10%, 01/20/04 | 1,000 | 999 |
| 1.10%, 01/21/04 | 11,000 | 10,993 |
| **◆✚ Atlantis One Funding Corp., Section 4(2) / 144A** | | |
| 1.11%, 01/13/04 | 5,000 | 4,998 |
| 1.12%, 03/18/04 | 5,000 | 4,988 |
| **Bank of America Corp.** | | |
| 1.14%, 05/06/04 | 10,000 | 9,960 |
| **◆ Barton Capital Corp., Section 4(2) / 144A** | | |
| 1.10%, 01/20/04 | 10,000 | 9,994 |
| **Bear Stearns Companies, Inc.** | | |
| 1.09%, 02/02/04 | 4,000 | 3,996 |
| **◆✚ Beta Finance, Inc., Section 3c7 / 144A** | | |
| 1.10%, 01/23/04 | 1,000 | 999 |
| 1.13%, 03/10/04 | 1,000 | 998 |
| 1.12%, 03/15/04 | 2,000 | 1,995 |
| 1.16%, 04/15/04 | 2,000 | 1,993 |

 *See financial notes.*

| Issuer<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| **+ CBA (Delaware) Finance, Inc.** | | |
| 1.10%, 01/26/04 | 1,200 | 1,199 |
| 1.10%, 01/30/04 | 1,100 | 1,099 |
| 1.10%, 02/09/04 | 2,400 | 2,397 |
| 1.10%, 02/17/04 | 1,000 | 999 |
| 1.10%, 03/09/04 | 2,400 | 2,395 |
| **◆ CC (USA), Inc., Section 3c7 / 144A** | | |
| 1.10%, 01/12/04 | 2,000 | 1,999 |
| 1.09%, 01/30/04 | 2,000 | 1,998 |
| 1.10%, 02/03/04 | 3,000 | 2,997 |
| 1.24%, 08/09/04 | 1,000 | 1,000 |
| **CDC Commercial Paper Corp., Section 4(2) / 144A** | | |
| 1.09%, 03/18/04 | 3,000 | 2,993 |
| **Citigroup Global Markets Holdings, Inc.** | | |
| 1.09%, 01/05/04 | 1,000 | 1,000 |
| 1.08%, 01/08/04 | 5,000 | 4,999 |
| 1.09%, 01/26/04 | 4,000 | 3,997 |
| **◆+ Clipper Receivables Corp., Section 4(2) / 144A** | | |
| 1.11%, 01/06/04 | 5,000 | 4,999 |
| 1.10%, 01/12/04 | 6,000 | 5,998 |
| **◆ Concord Minutemen Capital Co., L.L.C., Section 3c7 / 144A** | | |
| Series A | | |
| 1.11%, 01/06/04 | 1,000 | 1,000 |
| 1.11%, 02/11/04 | 4,000 | 3,995 |
| 1.10%, 02/18/04 | 5,000 | 4,993 |
| **◆+ CRC Funding, L.L.C., Section 4(2) / 144A** | | |
| 1.09%, 01/14/04 | 5,000 | 4,998 |
| **◆ Dakota CP Notes of Citibank Credit Card Issuance Trust, Section 4(2) / 144A** | | |
| 1.09%, 01/29/04 | 5,000 | 4,996 |
| **+ Danske Corp.** | | |
| 1.09%, 02/17/04 | 3,140 | 3,136 |
| 1.10%, 02/17/04 | 1,000 | 999 |
| 1.10%, 02/23/04 | 1,400 | 1,398 |
| 1.10%, 04/01/04 | 4,000 | 3,989 |
| **Den Norske Bank ASA** | | |
| 1.10%, 02/13/04 | 2,000 | 1,997 |
| 1.12%, 05/19/04 | 2,000 | 1,991 |
| **+ Dexia Delaware, L.L.C.** | | |
| 1.08%, 02/26/04 | 8,000 | 7,987 |
| **◆ Dorada Finance, Inc., Section 3c7 / 144A** | | |
| 1.11%, 02/17/04 | 4,000 | 3,994 |
| **◆+ Edison Asset Securitization Corp., L.L.C., Section 4(2) / 144A** | | |
| 1.09%, 02/05/04 | 8,000 | 7,992 |
| 1.11%, 02/12/04 | 3,000 | 2,996 |
| 1.10%, 02/18/04 | 2,000 | 1,997 |
| **◆ Eiffel Funding, L.L.C., Section 4(2) / 144A** | | |
| 1.10%, 01/12/04 | 5,000 | 4,998 |
| **◆+ Fairway Finance Corp., Section 4(2) / 144A** | | |
| 1.10%, 02/17/04 | 2,000 | 1,997 |
| 1.12%, 03/12/04 | 3,443 | 3,435 |
| **◆+ Falcon Asset Securitization Corp., Section 4(2) / 144A** | | |
| 1.10%, 01/09/04 | 8,000 | 7,998 |
| **ForeningsSparbanken AB (Swedbank)** | | |
| 1.08%, 02/12/04 | 1,000 | 999 |
| **+ Fortis Funding, L.L.C., Section 4(2) / 144A** | | |
| 1.10%, 01/16/04 | 1,000 | 1,000 |
| **◆+ Galaxy Funding, Inc., Section 4(2) / 144A** | | |
| 1.10%, 02/11/04 | 2,000 | 1,998 |
| 1.11%, 02/11/04 | 6,000 | 5,992 |
| 1.10%, 02/18/04 | 3,000 | 2,996 |
| 1.11%, 03/08/04 | 2,000 | 1,996 |
| **+ GE Capital International Funding, Inc., Section 4(2) / 144A** | | |
| 1.11%, 01/21/04 | 1,000 | 999 |
| 1.10%, 02/06/04 | 2,000 | 1,998 |
| 1.10%, 02/19/04 | 5,000 | 4,993 |
| 1.08%, 02/24/04 | 4,000 | 3,994 |
| 1.11%, 03/05/04 | 3,000 | 2,994 |
| 1.12%, 03/12/04 | 7,000 | 6,984 |
| 1.10%, 04/16/04 | 1,000 | 997 |
| **GE Financial Assurance Holdings, Inc., Section 4(2) / 144A** | | |
| 1.09%, 02/10/04 | 3,000 | 2,996 |
| **General Electric Capital Corp.** | | |
| 1.11%, 01/21/04 | 1,250 | 1,249 |
| 1.10%, 01/27/04 | 1,000 | 999 |
| 1.10%, 02/24/04 | 1,505 | 1,503 |
| 1.11%, 03/03/04 | 3,000 | 2,994 |
| 1.10%, 03/15/04 | 1,100 | 1,098 |
| 1.12%, 04/06/04 | 1,000 | 997 |
| **General Electric Capital Services** | | |
| 1.10%, 02/11/04 | 6,000 | 5,993 |

## Portfolio Holdings continued

| Issuer<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| **◆+ Giro Funding U.S. Corp., Section 4(2) / 144A** | | |
| 1.11%, 01/16/04 | 2,000 | 1,999 |
| 1.11%, 02/24/04 | 5,000 | 4,992 |
| 1.13%, 03/24/04 | 1,000 | 997 |
| **◆+ Grampian Funding, Ltd., Section 4(2) / 144A** | | |
| 1.10%, 02/19/04 | 1,000 | 999 |
| 1.10%, 02/20/04 | 1,000 | 998 |
| 1.11%, 02/25/04 | 1,000 | 998 |
| **◆ Greyhawk Funding, L.L.C., Section 4(2) / 144A** | | |
| 1.11%, 02/05/04 | 5,000 | 4,995 |
| **◆+ Hatteras Funding Corp., Section 4(2) / 144A** | | |
| 1.10%, 01/15/04 | 1,000 | 1,000 |
| 1.11%, 01/20/04 | 3,000 | 2,998 |
| **+ HBOS Treasury Services, PLC** | | |
| 1.11%, 02/05/04 | 1,500 | 1,498 |
| 1.10%, 02/23/04 | 1,000 | 998 |
| **HSBC Bank, PLC** | | |
| 1.09%, 01/27/04 | 2,000 | 1,998 |
| **◆+ Independence Funding, L.L.C., Section 4(2) / 144A** | | |
| 1.10%, 01/07/04 | 3,210 | 3,209 |
| **+ ING (U.S.) Funding, L.L.C.** | | |
| 1.10%, 03/05/04 | 8,000 | 7,984 |
| **Irish Life & Permanent, PLC, Section 4(2) / 144A** | | |
| 1.11%, 03/05/04 | 1,000 | 998 |
| 1.10%, 03/10/04 | 1,000 | 998 |
| **J.P. Morgan Chase & Co.** | | |
| 1.10%, 02/10/04 | 1,000 | 999 |
| 1.10%, 02/12/04 | 6,000 | 5,992 |
| **+ KBC Financial Products International, Ltd., Section 4(2) / 144A** | | |
| 1.10%, 01/14/04 | 2,000 | 1,999 |
| **◆+ Kitty Hawk Funding Corp., Section 4(2) / 144A** | | |
| 1.11%, 02/06/04 | 1,737 | 1,735 |
| 1.10%, 02/10/04 | 5,000 | 4,994 |
| **◆ Lexington Parker Capital Co., L.L.C., Section 4(2) / 144A** | | |
| 1.15%, 01/08/04 | 2,000 | 2,000 |
| 1.11%, 01/12/04 | 1,000 | 1,000 |
| 1.11%, 01/23/04 | 2,000 | 1,999 |
| **Lloyds TSB Bank, PLC** | | |
| 1.10%, 03/09/04 | 1,100 | 1,098 |
| **◆ Mane Funding Corp., Section 4(2) / 144A** | | |
| 1.11%, 01/27/04 | 1,000 | 999 |
| 1.12%, 01/27/04 | 2,000 | 1,998 |
| 1.11%, 02/03/04 | 2,000 | 1,998 |
| **Morgan Stanley** | | |
| 1.08%, 01/26/04 | 2,000 | 1,999 |
| 1.08%, 02/23/04 | 9,000 | 8,986 |
| **◆ Newcastle Certificates Program, Section 4(2) / 144A** | | |
| Series 2000A | | |
| 1.11%, 01/12/04 | 1,000 | 1,000 |
| 1.10%, 02/18/04 | 3,000 | 2,996 |
| 1.10%, 03/10/04 | 1,000 | 998 |
| **◆+ Nordea North America, Inc.** | | |
| 1.08%, 01/22/04 | 1,000 | 999 |
| 1.10%, 01/26/04 | 3,600 | 3,597 |
| **◆+ Old Line Funding Corp., Section 4(2) / 144A** | | |
| 1.09%, 01/23/04 | 7,500 | 7,495 |
| **◆ Park Granada, L.L.C., Section 4(2) / 144A** | | |
| 1.10%, 03/25/04 | 6,000 | 5,985 |
| 1.10%, 03/26/04 | 2,000 | 1,995 |
| **◆+ Preferred Receivables Funding Corp., Section 4(2) / 144A** | | |
| 1.10%, 01/05/04 | 6,000 | 5,999 |
| 1.10%, 01/07/04 | 1,100 | 1,100 |
| 1.09%, 01/08/04 | 1,000 | 1,000 |
| **◆ Receivables Capital Corp., Section 4(2) / 144A** | | |
| 1.09%, 01/07/04 | 5,000 | 4,999 |
| 1.10%, 03/01/04 | 5,438 | 5,428 |
| **◆ Scaldis Capital Ltd., Section 4(2) / 144A** | | |
| 1.10%, 02/23/04 | 4,000 | 3,994 |
| **+ Shell Finance (UK), PLC** | | |
| 1.10%, 01/15/04 | 3,600 | 3,598 |
| **◆+ Sigma Finance, Inc., Section 3c7 / 144A** | | |
| 1.11%, 02/13/04 | 1,000 | 999 |
| 1.14%, 02/13/04 | 3,000 | 2,996 |
| 1.13%, 03/11/04 | 1,000 | 998 |
| 1.14%, 03/11/04 | 5,000 | 4,989 |
| 1.14%, 03/23/04 | 2,000 | 1,995 |
| **◆+ Thunder Bay Funding, Inc., Section 4(2) / 144A** | | |
| 1.09%, 02/05/04 | 3,000 | 2,997 |
| **◆+ Ticonderoga Funding, L.L.C., Section 4(2) / 144A** | | |
| 1.10%, 01/13/04 | 7,250 | 7,247 |
| **◆+ Triple-A One Funding Corp., Section 4(2) / 144A** | | |
| 1.10%, 01/05/04 | 3,000 | 3,000 |
| **◆+ Variable Funding Capital Corp., Section 4(2) / 144A** | | |
| 1.10%, 01/16/04 | 10,000 | 9,995 |
| 1.09%, 01/26/04 | 1,000 | 999 |

 *See financial notes.*

| Issuer<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| **+ Westpac Capital Corp.** | | |
| 1.10%, 02/05/04 | 1,900 | 1,898 |
| 1.10%, 03/24/04 | 1,000 | 997 |
| **◆+ Windmill Funding Corp., Section 4(2) / 144A** | | |
| 1.10%, 02/04/04 | 1,000 | 999 |
| | | **416,944** |

## Certificates of Deposit 32.8%

| Issuer<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| **+ Abbey National Treasury Services, PLC** | | |
| 1.09%, 01/06/04 | 4,000 | 4,000 |
| **Alliance & Leicester, PLC** | | |
| 1.10%, 02/20/04 | 3,000 | 3,000 |
| **American Express Centurion Bank** | | |
| 1.08%, 02/02/04 | 3,000 | 3,000 |
| **Bank of Nova Scotia** | | |
| 1.10%, 03/24/04 | 4,000 | 4,000 |
| **Barclays Bank, PLC** | | |
| 1.10%, 01/13/04 | 6,000 | 6,000 |
| **Bayerische Landesbank Girozentrale** | | |
| 1.30%, 03/26/04 | 3,000 | 3,000 |
| **BNP Paribas** | | |
| 1.10%, 02/06/04 | 3,000 | 3,000 |
| 1.10%, 03/25/04 | 6,000 | 6,000 |
| 1.50%, 11/19/04 | 5,000 | 5,000 |
| **Canadian Imperial Bank of Commerce** | | |
| 1.09%, 01/15/04 | 5,000 | 5,000 |
| **Citibank, N.A.** | | |
| 1.10%, 01/22/04 | 2,000 | 2,000 |
| 1.10%, 02/13/04 | 10,000 | 10,000 |
| 1.10%, 03/04/04 | 14,000 | 14,000 |
| **Credit Agricole Indosuez** | | |
| 1.08%, 02/02/04 | 1,000 | 1,000 |
| 1.11%, 04/14/04 | 3,000 | 3,001 |
| **Credit Suisse First Boston** | | |
| 1.09%, 03/16/04 | 7,000 | 7,000 |
| **Danske Bank A/S** | | |
| 1.10%, 03/03/04 | 1,000 | 1,000 |
| **DePfa Bank, PLC** | | |
| 1.13%, 03/22/04 | 3,000 | 3,000 |
| 1.11%, 03/29/04 | 2,000 | 2,000 |
| **Deutsche Bank, AG** | | |
| 1.40%, 09/03/04 | 7,000 | 7,000 |
| 1.41%, 10/15/04 | 5,000 | 5,000 |
| 1.42%, 10/27/04 | 5,000 | 5,000 |
| **Fortis Bank** | | |
| 1.10%, 02/13/04 | 1,000 | 1,000 |
| 1.10%, 04/06/04 | 4,000 | 4,000 |
| **+ HBOS Treasury Services, PLC** | | |
| 1.11%, 01/20/04 | 3,000 | 3,000 |
| 1.11%, 04/19/04 | 3,000 | 3,000 |
| **HSBC Bank, PLC** | | |
| 1.09%, 02/17/04 | 3,000 | 3,000 |
| **HSH Nordbank, AG** | | |
| 1.08%, 02/09/04 | 1,000 | 1,000 |
| **ING Bank, NV** | | |
| 1.10%, 03/24/04 | 3,000 | 3,000 |
| **Landesbank Baden Wurttemberg** | | |
| 1.10%, 01/30/04 | 4,000 | 4,000 |
| 1.10%, 02/26/04 | 5,000 | 5,000 |
| **Landesbank Hessen-Thuringen Girozentrale** | | |
| 1.41%, 09/07/04 | 5,000 | 5,000 |
| **Lloyds TSB Bank, PLC** | | |
| 1.10%, 04/02/04 | 6,000 | 6,000 |
| **Nationwide Building Society** | | |
| 1.10%, 02/04/04 | 5,000 | 5,000 |
| **Norddeutsche Landesbank Girozentrale** | | |
| 1.38%, 09/03/04 | 2,000 | 2,000 |
| **Nordea Bank Finland, PLC** | | |
| 1.09%, 02/04/04 | 4,000 | 4,000 |
| 1.08%, 02/24/04 | 3,000 | 3,000 |
| **Rabobank Nederland** | | |
| 1.37%, 08/26/04 | 2,000 | 1,999 |
| **Royal Bank of Scotland, PLC** | | |
| 1.08%, 01/14/04 | 5,000 | 5,000 |
| 1.08%, 02/06/04 | 4,000 | 4,000 |
| **San Paolo IMI SPA** | | |
| 1.10%, 01/30/04 | 10,000 | 10,000 |
| 1.11%, 02/17/04 | 2,000 | 2,000 |
| **Societe Generale** | | |
| 1.10%, 03/22/04 | 8,000 | 8,000 |
| **Svenska Handelsbanken AB** | | |
| 1.08%, 01/08/04 | 4,000 | 4,000 |
| 1.08%, 01/21/04 | 1,000 | 1,000 |
| 1.10%, 03/19/04 | 1,000 | 1,000 |
| **Toronto Dominion Bank** | | |
| 1.08%, 03/02/04 | 6,000 | 6,000 |
| 1.10%, 03/26/04 | 1,000 | 1,000 |

*See financial notes.*

## Portfolio Holdings continued

| Issuer<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| **UBS, AG** | | |
| 1.32%, 08/04/04 | 2,000 | 2,000 |
| 1.38%, 08/26/04 | 10,000 | 9,999 |
| **Unicredito Italiano SPA** | | |
| 1.10%, 01/15/04 | 4,000 | 4,000 |
| 1.12%, 01/22/04 | 2,000 | 2,000 |
| 1.12%, 01/26/04 | 4,000 | 4,000 |
| 1.09%, 01/29/04 | 2,000 | 2,000 |
| 1.11%, 03/19/04 | 2,000 | 2,000 |
| 1.12%, 03/24/04 | 1,000 | 1,000 |
| **Washington Mutual Bank** | | |
| 1.11%, 02/09/04 | 4,000 | 4,000 |
| **Wells Fargo Bank N.A.** | | |
| 1.08%, 01/07/04 | 10,000 | 10,000 |
| **WestLB AG** | | |
| 1.10%, 01/09/04 | 1,000 | 1,000 |
| 1.05%, 01/14/04 | 3,000 | 3,000 |
| 1.26%, 04/02/04 | 2,000 | 2,000 |
| 1.34%, 04/14/04 | 1,000 | 1,000 |
| **Wilmington Trust Co.** | | |
| 1.10%, 01/09/04 | 5,000 | 5,000 |
| | | **250,999** |

### Bank Notes  3.1%

| | | |
|---|---|---|
| **Bank of America, N.A.** | | |
| 1.10%, 03/15/04 | 2,000 | 2,000 |
| 1.08%, 04/15/04 | 15,000 | 15,000 |
| **Lasalle National Bank, N.A.** | | |
| 1.10%, 02/09/04 | 3,000 | 3,000 |
| **Standard Federal Bank, N.A.** | | |
| 1.10%, 01/30/04 | 4,000 | 4,000 |
| | | **24,000** |

### Promissory Notes  0.9%

| | | |
|---|---|---|
| • **The Goldman Sachs Group, Inc.** | | |
| 1.22%, 02/05/04 | 1,000 | 1,000 |
| 1.18%, 03/04/04 | 2,000 | 2,000 |
| 1.19%, 03/23/04 | 1,000 | 1,000 |
| 1.45%, 08/27/04 | 3,000 | 3,000 |
| | | **7,000** |

| Issuer<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|

### U.S. Government Securities  2.3% of Net Assets

#### Discount Notes  2.3%

| | | |
|---|---|---|
| **Fannie Mae** | | |
| 1.22%, 03/05/04 | 4,700 | 4,690 |
| **Freddie Mac** | | |
| 1.10%, 03/15/04 | 10,000 | 9,977 |
| 1.65%, 12/30/04 | 3,000 | 3,000 |
| | | **17,667** |

### Variable-Rate Obligations  5.9% of Net Assets

| | | |
|---|---|---|
| ✚ **BMC Special Care Facilities Financing Authority of the City of Montgomery, Alabama**<br>Taxable RB (Montgomery Baptist Outreach Services Corp. Project) Series 1997A | | |
| 1.25%, 01/07/04 | 8,200 | 8,200 |
| Taxable RB (Montgomery Baptist Outreach Services Corp. Project) Series 1997B | | |
| 1.25%, 01/07/04 | 2,105 | 2,105 |
| ✚ **Bayerische Landesbank Girozentrale** | | |
| 1.11%, 01/13/04 | 3,000 | 3,000 |
| ✚ **City of New Britain, Connecticut**<br>GO, **144A** | | |
| 1.27%, 01/07/04 | 4,900 | 4,900 |
| ✚ **Loanstar Assets Partners II, L.P., 144A** | | |
| 1.17%, 01/07/04 | 5,000 | 5,000 |
| ✚ **Martinez, California**<br>M/F Housing Revenue Refunding Bond (Muirwood Garden Apartments) Series 2003A-T | | |
| 1.25%, 01/07/04 | 2,800 | 2,800 |
| ✚ **New York City IDA**<br>Taxable Industrial Revenue Refunding Bond (Allway Tools, Inc. Project) Series 1997 | | |
| 1.35%, 01/07/04 | 170 | 170 |

| Issuer<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| **+ Palm Springs, California**<br>COP (Downtown Parking Project)<br>Series 2002A<br>1.27%, 01/07/04 | 7,000 | 7,000 |
| **Royal Bank of Scotland, PLC**<br>1.09%, 01/14/04 | 5,000 | 4,999 |
| **◆ Sigma Finance, Inc., Section 3c7 / 144A**<br>1.14%, 01/05/04<br>1.12%, 01/16/04 | 5,000<br>2,000 | 5,000<br>2,000 |
| | | **45,174** |

| Security | Maturity Amount<br>($ x 1,000) |
|---|---|

## Other Investments  6.4% of Net Assets

### Repurchase Agreements  6.4%

| | | |
|---|---|---|
| **Credit Suisse First Boston L.L.C.**<br>Tri-Party Repurchase Agreement<br>Collateralized by U.S. Government<br>Securities with a value of $49,585<br>1.02%, issued 12/31/03,<br>due 01/02/04 | 48,615 | **48,612** |

**End of investments.** For totals, please see the first page of holdings for this fund.

**At December 31, 2003, portfolio holdings included illiquid restricted securities as follows:**

| Issuer<br>Rate, Acquisition Date,<br>Maturity Date | Face Amount<br>($ x 1,000) | Cost/<br>Value<br>($ x 1,000) |
|---|---|---|
| **The Goldman Sachs Group, Inc.**<br>1.22%, 08/05/03, 02/05/04 | 1,000 | 1,000 |
| 1.18%, 09/08/03, 03/04/04 | 2,000 | 2,000 |
| 1.19%, 09/23/03, 03/23/04 | 1,000 | 1,000 |
| 1.45%, 12/02/03, 08/27/04 | 3,000 | 3,000 |
| | | **7,000** |

Statement of
## Assets and Liabilities

As of December 31, 2003. All numbers x 1,000 except NAV.

### Assets

| | | |
|---|---|---|
| Investments, at value | | $810,396 |
| Receivables: | | |
| Fund shares sold | | 2,821 |
| Interest | | 679 |
| Prepaid expenses | + | 38 |
| **Total assets** | | **813,934** |

### Liabilities

| | | |
|---|---|---|
| Payables: | | |
| Fund shares redeemed | | 47,808 |
| Dividends to shareholders | | 13 |
| Investment adviser and administrator fees | | 10 |
| Transfer agent and shareholder service fees | | 5 |
| Accrued expenses | + | 68 |
| **Total liabilities** | | **47,904** |

### Net Assets

| | | |
|---|---|---|
| **Total assets** | | 813,934 |
| **Total liabilities** | – | 47,904 |
| **Net assets** | | **$766,030** |

### Net Assets by Source

| | |
|---|---|
| Capital received from investors | 766,031 |
| Net realized capital losses | (1) |

### Net Asset Value (NAV)

| Net Assets | ÷ | Shares Outstanding | = | NAV |
|---|---|---|---|---|
| $766,030 | | 766,088 | | $1.00 |

Unless stated, all numbers x 1,000.

The amortized cost of the fund's securities was $810,396. Includes illiquid restricted securities worth $7,000, or 0.91% of the fund's total net assets. Also, includes other restricted but deemed liquid securities comprised of 144A, section 4(2) and 3c7 securities, worth $314,753 or 41.09% of the fund's total net assets.

**Federal Tax Data**

| | |
|---|---|
| **Cost basis of portfolio** | $810,396 |

**Unused capital losses:**

| Expires 12/31 of: | Loss amount: |
|---|---|
| 2004 | $1 |

 *See financial notes.*

Statement of
## Operations

For January 1, 2003 through December 31, 2003. All numbers x 1,000.

### Investment Income

| | | |
|---|---|---|
| Interest | | **$10,982** |

### Expenses

| | | |
|---|---|---|
| Investment adviser and administrator fees | | 3,350 |
| Transfer agent and shareholder service fees | | 1,940 |
| Trustees' fees | | 32 |
| Custodian and portfolio accounting fees | | 102 |
| Professional fees | | 27 |
| Registration fees | | 54 |
| Shareholder reports | | 17 |
| Other expenses | + | 14 |
| Total expenses | | 5,536 |
| Expense reduction | – | 1,128 |
| **Net expenses** | | **4,408** |

### Increase in Net Assets from Operations

| | | |
|---|---|---|
| **Total investment income** | | 10,982 |
| **Net expenses** | – | 4,408 |
| **Net investment income** | | 6,574 |
| **Increase in net assets from operations** | | **$6,574** |

Unless stated, all numbers x 1,000.

Calculated on a graduated basis as a percentage of average daily net assets: 0.38% of the first $1 billion, 0.35% over $1 billion, 0.32% over $10 billion, 0.30% over $20 billion and 0.27% over $40 billion.

Calculated as a percentage of average daily net assets: for transfer agent services, 0.05% of the fund's assets; for shareholder services, 0.17% of the fund's assets. These fees are paid to Charles Schwab & Co.

For the fund's independent trustees only.

This reduction was made by the investment adviser (CSIM). It reflects a guarantee by CSIM and the transfer agent and shareholder service agent (Schwab) to limit the annual operating expenses of this fund through at least April 30, 2004, to 0.50% of average daily net assets. This limit doesn't include interest, taxes and certain non-routine expenses.

*See financial notes.*

Statements of
## Changes in Net Assets

For the current and prior report periods. All numbers x 1,000.

### Operations

| | | 1/1/03–12/31/03 | 1/1/02–12/31/02 |
|---|---|---|---|
| Net investment income | | $6,574 | $12,097 |
| **Increase in net assets from operations** | | **6,574** | **12,097** |

### Distributions Paid

| | | | |
|---|---|---|---|
| Dividends from net investment income | | **6,574** | **12,097** |

### Transactions in Fund Shares

| | | | |
|---|---|---|---|
| Shares sold | | 638,868 | 810,966 |
| Shares reinvested | | 6,495 | 12,003 |
| Shares redeemed | + | (786,194) | (712,969) |
| **Net transactions in fund shares** | | **(140,831)** | **110,000** |

### Net Assets

| | | | |
|---|---|---|---|
| Beginning of period | | 906,861 | 796,861 |
| Total increase or decrease | + | (140,831) | 110,000 |
| **End of period** | | **$766,030** | **$906,861** |

Unless stated, all numbers x 1,000.

The tax-basis components of distributions are:

| | |
|---|---|
| **Current period** | |
| Ordinary income | $6,574 |
| Long-term capital gains | $– |
| **Prior period** | |
| Ordinary income | $12,097 |
| Long-term capital gains | $– |

Because all transactions in this section took place at $1.00 per share, figures for share quantities are the same as for dollars.

Represents the changes in net assets from operations plus the changes in value of transactions in fund shares, minus distributions paid.

 *See financial notes.*

# Schwab Retirement Money Fund®

## Financial Statements

### Financial Highlights

| | **1/1/03–12/31/03** | 1/1/02–12/31/02 | 1/1/01–12/31/01 | 1/1/00–12/31/00 | 1/1/99–12/31/99 |
|---|---|---|---|---|---|
| **Per-Share Data** ($) | | | | | |
| Net asset value at beginning of period | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 |
| Income from investment operations: | | | | | |
| Net investment income | 0.01 | 0.01 | 0.04 | 0.06 | 0.05 |
| Less distributions: | | | | | |
| Dividends from net investment income | (0.01) | (0.01) | (0.04) | (0.06) | (0.05) |
| Net asset value at end of period | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 |
| Total return (%) | 0.58 | 1.30 | 3.75 | 5.90 | 4.68 |
| **Ratios/Supplemental Data** (%) | | | | | |
| Ratios to average net assets: | | | | | |
| Net operating expenses | 0.66 | 0.68 | 0.70 | 0.72[1] | 0.72 |
| Gross operating expenses | 0.66 | 0.68 | 0.70 | 0.72 | 0.74 |
| Net investment income | 0.58 | 1.28 | 3.61 | 5.77 | 4.62 |
| Net assets, end of period ($ x 1,000,000) | 578 | 566 | 515 | 399 | 322 |

[1] The ratio of net operating expenses would have been 0.71% if certain non-routine expenses (proxy fees) had not been included.

*See financial notes.*

## Portfolio Holdings as of December 31, 2003

This section shows all the securities in the fund's portfolio and their market value, as of the report date.

We use the symbols below to designate certain characteristics:

- ◆ Asset-backed security
- ✚ Credit-enhanced security
- • Illiquid restricted security

For fixed-rate obligations, the rate shown is the effective yield at the time of purchase, except for U.S. government agency coupon notes and U.S. Treasury notes, for which the rate shown is the interest rate (the rate established when the obligation was issued). For variable-rate obligations, the rate shown is the rate as of the report date. For variable-rate obligations with scheduled maturities greater than 397 days, the maturity shown is the later of the next interest rate change date or demand date. For variable-rate obligations with scheduled maturities less than 397 days, the maturity shown is the earlier of the next interest rate change date or demand date. For variable-rate obligations without demand features, the maturity shown is the next interest rate change date.

| | Holdings by Category | Cost ($x1,000) | Value ($x1,000) |
|---|---|---|---|
| 87.3% | **Fixed-Rate Obligations** | 504,279 | 504,279 |
| 1.9% | **U.S. Government Securities** | 10,980 | 10,980 |
| 5.6% | **Variable-Rate Obligations** | 32,438 | 32,438 |
| 6.1% | **Other Investments** | 35,179 | 35,179 |
| **100.9%** | **Total Investments** | **582,876** | **582,876** |
| (0.9)% | **Other Assets and Liabilities** | | (5,208) |
| **100.0%** | **Total Net Investments** | | **577,668** |

| Issuer / Rate, Maturity Date | Face Amount ($ x 1,000) | Value ($ x 1,000) |
|---|---|---|
| **Fixed-Rate Obligations 87.3% of Net Assets** | | |
| **Commercial Paper & Other Corporate Obligations 53.9%** | | |
| **AB Spintab** | | |
| 1.09%, 02/10/04 | 1,000 | 999 |
| 1.10%, 02/10/04 | 2,000 | 1,998 |
| 1.11%, 04/08/04 | 2,000 | 1,994 |
| **Alliance & Leicester, PLC, Section 4(2) / 144A** | | |
| 1.09%, 01/14/04 | 2,000 | 1,999 |
| ◆ **Amstel Funding Corp., Section 4(2) / 144A** | | |
| 1.09%, 02/12/04 | 2,000 | 1,997 |
| ◆✚ **Aquinas Funding, L.L.C., Section 4(2) / 144A** | | |
| 1.10%, 02/23/04 | 2,000 | 1,997 |
| ◆ **ASAP Funding, Ltd., Section 4(2) / 144A** | | |
| 1.12%, 01/30/04 | 4,000 | 3,996 |
| ◆✚ **Asset Portfolio Funding Corp., Section 4(2) / 144A** | | |
| 1.09%, 01/09/04 | 1,000 | 1,000 |
| 1.10%, 01/13/04 | 1,000 | 1,000 |
| ◆✚ **Asset Securitization Cooperative Corp., Section 4(2) / 144A** | | |
| 1.10%, 01/09/04 | 8,000 | 7,998 |
| ◆✚ **Atlantis One Funding Corp., Section 4(2) / 144A** | | |
| 1.10%, 01/08/04 | 1,606 | 1,606 |
| 1.11%, 01/13/04 | 2,000 | 1,999 |
| 1.10%, 03/09/04 | 1,000 | 998 |
| **Bank of America Corp.** | | |
| 1.14%, 05/06/04 | 10,000 | 9,960 |
| **Bank of Ireland, Section 4(2) / 144A** | | |
| 1.10%, 01/15/04 | 3,000 | 2,999 |
| **Bear Stearns Companies, Inc.** | | |
| 1.09%, 02/09/04 | 5,000 | 4,994 |
| ◆✚ **Beta Finance, Inc., Section 3c7 / 144A** | | |
| 1.11%, 01/12/04 | 1,600 | 1,599 |
| 1.13%, 03/10/04 | 1,000 | 998 |
| 1.13%, 03/22/04 | 1,500 | 1,496 |
| ✚ **CBA (Delaware) Finance, Inc.** | | |
| 1.10%, 01/27/04 | 1,300 | 1,299 |
| 1.10%, 02/17/04 | 1,100 | 1,098 |
| ◆ **CC (USA), Inc., Section 3c7 / 144A** | | |
| 1.10%, 02/03/04 | 2,000 | 1,998 |
| 1.12%, 03/18/04 | 2,500 | 2,494 |

 *See financial notes.*

| Issuer<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| **Citicorp** | | |
| 1.09%, 02/12/04 | 2,000 | 1,997 |
| **Citigroup Global Markets Holdings, Inc.** | | |
| 1.08%, 01/06/04 | 3,000 | 3,000 |
| 1.09%, 01/26/04 | 4,000 | 3,997 |
| ◆✚ **Clipper Receivables Corp., Section 4(2) / 144A** | | |
| 1.11%, 01/06/04 | 2,000 | 2,000 |
| 1.10%, 01/08/04 | 6,000 | 5,999 |
| ◆ **Concord Minutemen Capital Co., L.L.C.,<br>Section 3c7 / 144A** | | |
| Series A | | |
| 1.17%, 01/13/04 | 2,034 | 2,033 |
| 1.11%, 02/11/04 | 2,000 | 1,997 |
| 1.10%, 02/18/04 | 3,000 | 2,996 |
| ✚ **Credit Lyonnais N.A., Inc.** | | |
| 1.09%, 03/05/04 | 2,000 | 1,996 |
| ◆ **Dakota CP Notes of Citibank Credit Card Issuance<br>Trust, Section 4(2) / 144A** | | |
| 1.11%, 01/22/04 | 5,000 | 4,997 |
| ✚ **Danske Corp.** | | |
| 1.10%, 04/01/04 | 2,000 | 1,995 |
| **Den Norske Bank ASA** | | |
| 1.10%, 02/13/04 | 1,000 | 999 |
| 1.11%, 03/02/04 | 2,000 | 1,996 |
| ✚ **Dexia Delaware, L.L.C.** | | |
| 1.10%, 01/05/04 | 1,000 | 1,000 |
| 1.08%, 02/26/04 | 4,000 | 3,993 |
| ◆ **Dorada Finance, Inc., Section 3c7 / 144A** | | |
| 1.11%, 01/30/04 | 3,250 | 3,247 |
| ◆✚ **Edison Asset Securitization Corp., L.L.C.,<br>Section 4(2) / 144A** | | |
| 1.11%, 03/12/04 | 5,000 | 4,989 |
| ◆ **Eiffel Funding, L.L.C., Section 4(2) / 144A** | | |
| 1.10%, 01/12/04 | 4,000 | 3,999 |
| ◆✚ **Fairway Finance Corp., Section 4(2) / 144A** | | |
| 1.06%, 01/08/04 | 3,698 | 3,697 |
| 1.10%, 02/17/04 | 2,000 | 1,997 |
| ◆✚ **Falcon Asset Securitization Corp., Section 4(2) / 144A** | | |
| 1.09%, 01/16/04 | 3,000 | 2,999 |
| ◆✚ **Galaxy Funding, Inc., Section 4(2) / 144A** | | |
| 1.10%, 01/26/04 | 5,000 | 4,996 |
| 1.10%, 03/15/04 | 3,000 | 2,993 |
| 1.09%, 03/29/04 | 1,000 | 997 |

| Issuer<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| ✚ **GE Capital International Funding, Inc.,<br>Section 4(2) / 144A** | | |
| 1.11%, 01/21/04 | 6,000 | 5,996 |
| 1.10%, 01/27/04 | 1,000 | 999 |
| 1.10%, 02/19/04 | 4,000 | 3,994 |
| 1.11%, 03/05/04 | 3,000 | 2,994 |
| **GE Financial Assurance Holdings, Inc.,<br>Section 4(2) / 144A** | | |
| 1.09%, 01/30/04 | 1,000 | 999 |
| **General Electric Capital Corp.** | | |
| 1.10%, 01/27/04 | 3,000 | 2,998 |
| 1.10%, 02/19/04 | 2,000 | 1,997 |
| 1.10%, 02/24/04 | 2,000 | 1,997 |
| 1.11%, 03/04/04 | 1,000 | 998 |
| 1.11%, 04/06/04 | 4,000 | 3,988 |
| **General Electric Capital Services** | | |
| 1.11%, 03/24/04 | 8,000 | 7,980 |
| ◆✚ **Giro Funding U.S. Corp., Section 4(2) / 144A** | | |
| 1.10%, 03/12/04 | 4,000 | 3,991 |
| 1.13%, 03/24/04 | 1,000 | 997 |
| ◆✚ **Grampian Funding, Ltd., Section 4(2) / 144A** | | |
| 1.11%, 02/25/04 | 2,000 | 1,997 |
| ◆ **Greyhawk Funding, L.L.C., Section 4(2) / 144A** | | |
| 1.12%, 01/20/04 | 3,000 | 2,998 |
| ◆✚ **Hatteras Funding Corp., Section 4(2) / 144A** | | |
| 1.05%, 01/06/04 | 2,000 | 2,000 |
| ✚ **HBOS Treasury Services, PLC** | | |
| 1.10%, 02/19/04 | 1,000 | 999 |
| 1.11%, 03/05/04 | 2,000 | 1,996 |
| **HSBC U.S.A., Inc.** | | |
| 1.09%, 01/27/04 | 1,000 | 999 |
| ◆✚ **Independence Funding, L.L.C., Section 4(2) / 144A** | | |
| 1.10%, 01/15/04 | 2,000 | 1,999 |
| ✚ **ING (U.S.) Funding, L.L.C.** | | |
| 1.10%, 03/05/04 | 3,000 | 2,994 |
| **Irish Life & Permanent, PLC, Section 4(2) / 144A** | | |
| 1.11%, 03/05/04 | 1,000 | 998 |
| **J.P. Morgan Chase & Co.** | | |
| 1.10%, 02/10/04 | 4,000 | 3,995 |
| ◆✚ **Jupiter Securitization Corp., Section 4(2) / 144A** | | |
| 1.09%, 01/12/04 | 1,000 | 1,000 |
| 1.12%, 01/20/04 | 2,000 | 1,999 |
| 1.10%, 03/01/04 | 2,000 | 1,996 |

## Portfolio Holdings continued

| Issuer<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| **+ KBC Financial Products International, Ltd., Section 4(2) / 144A** | | |
| 1.10%, 01/14/04 | 2,000 | 1,999 |
| **◆+ Kitty Hawk Funding Corp., Section 4(2) / 144A** | | |
| 1.10%, 02/10/04 | 4,000 | 3,995 |
| 1.10%, 03/16/04 | 1,000 | 998 |
| **+ Landesbank Schleswig-Holstein Girozentrale, Section 4(2) / 144A** | | |
| 1.35%, 04/15/04 | 1,000 | 996 |
| **◆ Lexington Parker Capital Co., L.L.C., Section 4(2) / 144A** | | |
| 1.11%, 01/12/04 | 2,119 | 2,118 |
| 1.09%, 01/26/04 | 2,000 | 1,999 |
| **◆+ Links Finance, L.L.C., Section 3c7 / 144A** | | |
| 1.10%, 02/19/04 | 1,000 | 999 |
| **Lloyds TSB Bank, PLC** | | |
| 1.11%, 03/09/04 | 1,000 | 998 |
| **◆ Mane Funding Corp., Section 4(2) / 144A** | | |
| 1.12%, 01/27/04 | 3,000 | 2,998 |
| 1.11%, 02/03/04 | 2,000 | 1,998 |
| **◆+ Mont Blanc Capital Corp., Section 4(2) / 144A** | | |
| 1.10%, 01/15/04 | 5,000 | 4,998 |
| 1.12%, 01/22/04 | 1,000 | 999 |
| **Morgan Stanley** | | |
| 1.08%, 02/23/04 | 13,000 | 12,979 |
| **◆ Newcastle Certificates Program, Section 4(2) / 144A** Series 2000A | | |
| 1.11%, 01/16/04 | 2,000 | 1,999 |
| 1.10%, 03/10/04 | 1,000 | 998 |
| **+ Nordea North America, Inc.** | | |
| 1.09%, 01/14/04 | 3,000 | 2,999 |
| **◆+ Old Line Funding Corp., Section 4(2) / 144A** | | |
| 1.09%, 01/07/04 | 1,000 | 1,000 |
| 1.10%, 01/15/04 | 2,000 | 1,999 |
| 1.11%, 01/21/04 | 4,000 | 3,998 |
| 1.11%, 02/17/04 | 1,118 | 1,116 |
| **◆ Park Avenue Receivables Corp., Section 4(2) / 144A** | | |
| 1.10%, 01/07/04 | 6,141 | 6,140 |
| 1.08%, 01/29/04 | 1,000 | 999 |
| **◆ Park Granada, L.L.C., Section 4(2) / 144A** | | |
| 1.13%, 03/09/04 | 6,000 | 5,987 |
| **◆+ Preferred Receivables Funding Corp., Section 4(2) / 144A** | | |
| 1.11%, 01/20/04 | 3,000 | 2,998 |
| **◆ Receivables Capital Corp., Section 4(2) / 144A** | | |
| 1.10%, 01/09/04 | 4,981 | 4,980 |
| **Royal Bank of Scotland, PLC** | | |
| 1.12%, 01/27/04 | 1,500 | 1,499 |
| **◆ Scaldis Capital Ltd., Section 4(2) / 144A** | | |
| 1.12%, 03/30/04 | 3,000 | 2,992 |
| **+ Shell Finance (UK), PLC** | | |
| 1.10%, 01/15/04 | 2,000 | 1,999 |
| **◆+ Sigma Finance, Inc., Section 3c7 / 144A** | | |
| 1.10%, 02/02/04 | 4,000 | 3,996 |
| 1.11%, 02/13/04 | 2,000 | 1,997 |
| 1.14%, 02/13/04 | 3,000 | 2,996 |
| 1.14%, 03/11/04 | 1,000 | 998 |
| **◆+ Thunder Bay Funding, Inc., Section 4(2) / 144A** | | |
| 1.10%, 01/13/04 | 2,000 | 1,999 |
| 1.10%, 01/16/04 | 2,000 | 1,999 |
| **◆+ Ticonderoga Funding, L.L.C., Section 4(2) / 144A** | | |
| 1.10%, 01/13/04 | 5,000 | 4,998 |
| 1.08%, 02/17/04 | 1,665 | 1,663 |
| **◆+ Triple-A One Funding Corp., Section 4(2) / 144A** | | |
| 1.10%, 01/05/04 | 2,000 | 2,000 |
| **◆+ Tulip Funding Corp., Section 4(2) / 144A** | | |
| 1.09%, 01/21/04 | 1,000 | 999 |
| 1.10%, 01/23/04 | 7,542 | 7,537 |
| **+ Westpac Capital Corp.** | | |
| 1.10%, 02/12/04 | 1,000 | 999 |
| 1.10%, 03/24/04 | 1,000 | 997 |
| **+ Westpac Trust Securities NZ** | | |
| 1.10%, 02/04/04 | 1,000 | 999 |
| 1.10%, 02/05/04 | 1,000 | 999 |
| **◆+ Windmill Funding Corp., Section 4(2) / 144A** | | |
| 1.09%, 02/03/04 | 1,000 | 999 |
| | | **311,275** |

### Certificates of Deposit 29.4%

| Issuer<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| **Alliance & Leicester, PLC** | | |
| 1.10%, 02/20/04 | 3,000 | 3,000 |
| **Bank of Nova Scotia** | | |
| 1.10%, 03/24/04 | 1,000 | 1,000 |
| **Barclays Bank, PLC** | | |
| 1.12%, 03/17/04 | 1,000 | 1,000 |
| 1.10%, 04/19/04 | 3,000 | 3,002 |
| **Bayerische Landesbank Girozentrale** | | |
| 1.30%, 03/26/04 | 2,000 | 2,000 |

 *See financial notes.*

| Issuer<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| **BNP Paribas** | | |
| 1.10%, 02/06/04 | 2,000 | 2,000 |
| 1.12%, 02/17/04 | 1,000 | 1,000 |
| 1.10%, 03/25/04 | 5,000 | 5,000 |
| 1.11%, 04/02/04 | 4,000 | 4,000 |
| 1.10%, 04/19/04 | 3,000 | 3,000 |
| **Citibank, N.A.** | | |
| 1.09%, 02/04/04 | 3,000 | 3,000 |
| 1.10%, 02/13/04 | 10,000 | 10,000 |
| 1.10%, 03/04/04 | 13,000 | 13,000 |
| **Commonwealth Bank of Australia** | | |
| 1.10%, 01/13/04 | 4,000 | 4,000 |
| **Credit Agricole Indosuez** | | |
| 1.11%, 04/14/04 | 5,000 | 5,002 |
| **Danske Bank A/S** | | |
| 1.10%, 03/03/04 | 5,000 | 5,000 |
| **DePfa Bank, PLC** | | |
| 1.13%, 03/22/04 | 3,000 | 3,000 |
| 1.11%, 03/29/04 | 2,000 | 2,000 |
| **Deutsche Bank, AG** | | |
| 1.40%, 09/03/04 | 7,000 | 7,000 |
| 1.41%, 10/15/04 | 7,000 | 7,000 |
| **First Tennessee Bank, N.A.** | | |
| 1.10%, 02/10/04 | 1,000 | 1,000 |
| **Fortis Bank** | | |
| 1.10%, 04/06/04 | 2,000 | 2,000 |
| **+ HBOS Treasury Services, PLC** | | |
| 1.11%, 01/20/04 | 3,000 | 3,000 |
| **HSBC Bank, PLC** | | |
| 1.09%, 02/11/04 | 2,000 | 2,000 |
| 1.09%, 02/17/04 | 3,000 | 3,000 |
| **HSH Nordbank, AG** | | |
| 1.42%, 09/07/04 | 1,000 | 1,000 |
| **KBC Bank NV** | | |
| 1.10%, 01/20/04 | 3,000 | 3,000 |
| **Landesbank Baden Wurttemberg** | | |
| 1.10%, 01/30/04 | 1,000 | 1,000 |
| **Landesbank Hessen-Thuringen Girozentrale** | | |
| 1.30%, 02/03/04 | 1,000 | 1,000 |
| 1.51%, 11/19/04 | 3,000 | 3,000 |
| **Nationwide Building Society** | | |
| 1.10%, 02/04/04 | 5,000 | 5,000 |
| **Royal Bank of Scotland, PLC** | | |
| 1.08%, 01/14/04 | 2,000 | 2,000 |
| 1.08%, 02/06/04 | 2,000 | 2,000 |
| **San Paolo IMI SPA** | | |
| 1.03%, 01/07/04 | 5,000 | 5,000 |
| 1.10%, 01/30/04 | 3,000 | 3,000 |
| **Societe Generale** | | |
| 1.11%, 03/16/04 | 3,000 | 3,000 |
| 1.10%, 03/22/04 | 4,000 | 4,000 |
| **Svenska Handelsbanken AB** | | |
| 1.08%, 01/08/04 | 4,000 | 4,000 |
| **Toronto Dominion Bank** | | |
| 1.08%, 03/02/04 | 2,000 | 2,000 |
| 1.11%, 04/02/04 | 3,000 | 3,000 |
| **UBS, AG** | | |
| 1.32%, 08/04/04 | 1,000 | 1,000 |
| 1.38%, 08/26/04 | 5,000 | 5,000 |
| **Unicredito Italiano SPA** | | |
| 1.10%, 01/15/04 | 3,000 | 3,000 |
| 1.12%, 01/26/04 | 5,000 | 5,000 |
| 1.11%, 01/29/04 | 1,000 | 1,000 |
| 1.11%, 03/19/04 | 2,000 | 2,000 |
| **Washington Mutual Bank** | | |
| 1.11%, 02/09/04 | 4,000 | 4,000 |
| **Wells Fargo Bank N.A.** | | |
| 1.08%, 01/06/04 | 4,000 | 4,000 |
| **WestLB AG** | | |
| 1.05%, 01/14/04 | 1,000 | 1,000 |
| 1.26%, 04/02/04 | 3,000 | 3,000 |
| **Wilmington Trust Co.** | | |
| 1.10%, 01/09/04 | 4,000 | 4,000 |
| | | **170,004** |

## Bank Notes 2.8%

| Issuer<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---|---|
| **Bank of America, N.A.** | | |
| 1.08%, 04/13/04 | 10,000 | 10,000 |
| 1.08%, 04/15/04 | 2,000 | 2,000 |
| **Lasalle National Bank, N.A.** | | |
| 1.10%, 02/09/04 | 1,000 | 1,000 |
| **Standard Federal Bank, N.A.** | | |
| 1.10%, 01/30/04 | 3,000 | 3,000 |
| | | **16,000** |

## Portfolio Holdings continued

| Issuer<br>Rate, Maturity Date | Face Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---:|---:|
| **Promissory Notes  1.2%** | | |
| • **The Goldman Sachs Group, Inc.** | | |
| 1.22%, 02/05/04 | 2,000 | 2,000 |
| 1.18%, 03/09/04 | 1,000 | 1,000 |
| 1.19%, 03/23/04 | 4,000 | 4,000 |
| | | **7,000** |

| | | |
|---|---:|---:|
| **U.S. Government Securities**  1.9% of Net Assets | | |
| **Discount Notes  1.9%** | | |
| **Fannie Mae** | | |
| 1.10%, 03/17/04 | 4,000 | 3,991 |
| **Freddie Mac** | | |
| 1.10%, 03/15/04 | 5,000 | 4,989 |
| 1.65%, 12/30/04 | 2,000 | 2,000 |
| | | **10,980** |

| | | |
|---|---:|---:|
| **Variable-Rate Obligations**  5.6% of Net Assets | | |
| ✚ **California Pollution Control Financing Authority**<br>Solid Waste Disposable RB (Burr Properties Project)<br>Series 1998 | | |
| 1.75%, 01/07/04 | 1,835 | 1,835 |
| ✚ **Columbus, Georgia Development Authority**<br>Taxable RB (Jay Leasing, Inc. Project) Series 1997 | | |
| 1.25%, 01/07/04 | 1,940 | 1,940 |
| ✚ **Eagle County, Colorado Taxable Housing Facilities**<br>RB (BC Housing, L.L.C. Project) Series 1997B | | |
| 1.14%, 01/07/04 | 1,500 | 1,500 |
| **Lloyds TSB Bank, PLC** | | |
| 1.06%, 01/13/04 | 2,000 | 1,999 |
| ✚ **LP Pinewoods SPV** | | |
| 1.14%, 01/07/04 | 15,000 | 15,000 |
| **Royal Bank of Scotland, PLC** | | |
| 1.09%, 01/14/04 | 5,000 | 4,999 |
| ◆ **Sigma Finance, Inc., Section 4(2) / 144A** | | |
| 1.12%, 01/16/04 | 3,000 | 3,000 |
| ✚ **Trap Rock Industries, Inc.**<br>RB Series 1997, **144A** | | |
| 1.12%, 01/07/04 | 1,240 | 1,240 |
| ✚ **Village of Sturtevant, Wisconsin**<br>IDRB (Andis Co. Project) Series 1996B | | |
| 1.32%, 01/07/04 | 925 | 925 |
| | | **32,438** |

| Security | Maturity Amount<br>($ x 1,000) | Value<br>($ x 1,000) |
|---|---:|---:|
| **Other Investments**  6.1% of Net Assets | | |
| **Repurchase Agreements  6.1%** | | |
| **Credit Suisse First Boston L.L.C.**<br>Tri-Party Repurchase Agreement<br>Collateralized by U.S. Government<br>Securities with a value of $35,885<br>1.02% issued 12/31/03,<br>due 01/02/04 | 35,181 | **35,179** |

**End of investments.** For totals, please see the first page of holdings for this fund.

**At December 31, 2003, portfolio holdings included illiquid restricted securities as follows:**

| Issuer<br>Rate, Acquisition Date,<br>Maturity Date | Face Amount<br>($ x 1,000) | Cost/<br>Value<br>($ x 1,000) |
|---|---:|---:|
| **The Goldman Sachs Group, Inc.** | | |
| 1.22%, 08/05/03, 02/05/04 | 2,000 | 2,000 |
| 1.18%, 09/09/03, 03/09/04 | 1,000 | 1,000 |
| 1.19%, 09/22/03, 03/23/04 | 4,000 | 4,000 |
| | | **7,000** |

Statement of
## Assets and Liabilities

As of December 31, 2003. All numbers x 1,000 except NAV.

### Assets

| | |
|---|---:|
| Investments, at value | $582,876 |
| Receivables: | |
|    Fund shares sold | 1,790 |
|    Interest | 552 |
| Prepaid expenses | +    34 |
| **Total assets** | **585,252** |

### Liabilities

| | |
|---|---:|
| Payables: | |
|    Fund shares redeemed | 7,505 |
|    Dividends to shareholders | 4 |
|    Investment adviser and administrator fees | 6 |
|    Transfer agent and shareholder service fees | 4 |
| Accrued expenses | +    65 |
| **Total liabilities** | **7,584** |

### Net Assets

| | |
|---|---:|
| **Total assets** | 585,252 |
| **Total liabilities** | −   7,584 |
| **Net assets** | **$577,668** |

### Net Assets by Source

| | |
|---|---:|
| Capital received from investors | 577,669 |
| Net realized capital losses | (1) |

### Net Asset Value (NAV)

| Net Assets | ÷ | Shares Outstanding | = | NAV |
|---|---|---|---|---|
| $577,668 | | 577,726 | | $1.00 |

---

Unless stated, all numbers x 1,000.

The amortized cost of the fund's securities was $582,876. Includes illiquid restricted securities worth $7,000, or 1.21% of the fund's total net assets. Also, includes other restricted but deemed liquid securities comprised of 144A, section 4(2) and 3c7 securities, worth $216,791 or 37.53% of the fund's total net assets.

**Federal Tax Data**

| | |
|---|---:|
| **Cost basis of portfolio** | $582,876 |

**Unused capital losses:**

| Expires 12/31 of: | Loss amount: |
|---|---:|
| 2004 | $1 |

*See financial notes.*   21

Statement of
## Operations

For January 1, 2003 through December 31, 2003. All numbers x 1,000.

### Investment Income

| | | |
|---|---|---|
| Interest | | **$7,389** |

### Expenses

| | | |
|---|---|---|
| Investment adviser and administrator fees | | 2,263 |
| Transfer agent and shareholder service fees | | 1,489 |
| Trustees' fees | | 32 |
| Custodian and portfolio accounting fees | | 75 |
| Professional fees | | 24 |
| Registration fees | | 27 |
| Shareholder reports | | 31 |
| Other expenses | + | 9 |
| **Total expenses** | | **3,950** |

### Increase in Net Assets from Operations

| | | |
|---|---|---|
| **Total investment income** | | 7,389 |
| **Total expenses** | − | 3,950 |
| **Net investment income** | | 3,439 |
| **Increase in net assets from operations** | | **$3,439** |

Unless stated, all numbers x 1,000.

Calculated on a graduated basis as a percentage of average daily net assets: 0.38% of the first $1 billion, 0.35% over $1 billion, 0.32% over $10 billion, 0.30% over $20 billion and 0.27% over $40 billion.

Calculated as a percentage of average daily net assets: for transfer agent services, 0.05% of the fund's assets; for shareholder services, 0.20% of the fund's assets. These fees are paid to Charles Schwab & Co.

For the fund's independent trustees only.

 *See financial notes.*

Statements of
## Changes in Net Assets

For the current and prior report periods. All numbers x 1,000.

### Operations

| | 1/1/03–12/31/03 | 1/1/02–12/31/02 |
|---|---|---|
| Net investment income | $3,439 | $6,849 |
| **Increase in net assets from operations** | **3,439** | **6,849** |

### Distributions Paid

| | | |
|---|---|---|
| Dividends from net investment income | **3,439** | **6,849** |

### Transactions in Fund Shares

| | | |
|---|---|---|
| Shares sold | 449,661 | 449,315 |
| Shares reinvested | 3,396 | 6,808 |
| Shares redeemed | + (441,321) | (405,628) |
| **Net transactions in fund shares** | **11,736** | **50,495** |

### Net Assets

| | | |
|---|---|---|
| Beginning of period | 565,932 | 515,437 |
| Total increase | + 11,736 | 50,495 |
| **End of period** | **$577,668** | **$565,932** |

---

Unless stated, all numbers x 1,000.

The tax-basis components of distributions are:

**Current period**
| | |
|---|---|
| Ordinary income | $3,439 |
| Long-term capital gains | $– |

**Prior period**
| | |
|---|---|
| Ordinary income | $6,849 |
| Long-term capital gains | $– |

Because all transactions in this section took place at $1.00 per share, figures for share quantities are the same as for dollars.

Represents the changes in net assets from operations plus the changes in value of transactions in fund shares, minus distributions paid.

*See financial notes.* 23

# Financial Notes

## Business Structure of the Funds

**Each of the funds discussed in this report is a series of The Charles Schwab Family of Funds™, a no-load, open-end management investment company.** The company is organized as a Massachusetts business trust and is registered under the Investment Company Act of 1940, as amended. The sidebar shows the funds in this report and their trust.

**The funds offer one share class.** For these funds, shares are bought and sold at $1.00 per share. Each share has a par value of 1/1,000 of a cent, and the trust may issue as many shares as necessary.

## Fund Operations

Most of the funds' investments are described in the fund-by-fund sections earlier in this report. However, there are certain other investments and policies that may affect a fund's financials. The most significant of these are described below. Other policies concerning the funds' business operations also are described here.

**The funds declare dividends every day they are open for business.** These dividends, which are equal to a fund's net investment income for that day, are paid out to shareholders once a month. The funds may make distributions from any net realized capital gains once a year.

**The funds may buy securities on a delayed-delivery basis.** In these transactions, a fund agrees to buy a security for a stated price, with settlement generally occurring within two weeks. If the security's value falls before settlement occurs, a fund could end up paying more for the security than its market value at the time of settlement. The funds have set aside sufficient securities as collateral for those securities bought on a delayed-delivery basis.

**The funds may enter into repurchase agreements.** In a repurchase agreement, a fund buys a security from another party (usually a financial institution) with the agreement that it be sold back in the future. The date, price and other conditions are all specified when the agreement is created. Any repurchase agreements with due dates later than seven days from issue dates may be subject to seven day put features for liquidity purposes.

The funds' repurchase agreements will be fully collateralized by U.S. government securities. All collateral is held by the funds' custodian (or, with tri-party agreements, the agent's bank) and is monitored daily to ensure that its market value is at least equal to the repurchase price under the agreement.

**The funds pay fees to affiliates of the investment adviser for various services.** Through their trust, the funds have agreements with Charles Schwab Investment Management, Inc. (CSIM) to provide investment advisory and administrative services and with Charles Schwab & Co., Inc. (Schwab) to provide transfer agent and shareholder services.

### The Trust and Its Funds

This list shows all of the funds included in The Charles Schwab Family of Funds. The funds discussed in this report are highlighted.

**The Charles Schwab Family of Funds**
organized October 20, 1989

Schwab Money Market Fund
Schwab Government Money Fund
Schwab U.S. Treasury Money Fund
Schwab Value Advantage Money Fund®
Schwab Municipal Money Fund
Schwab California Municipal Money Fund
Schwab New York Municipal Money Fund
Schwab New Jersey Municipal Money Fund
Schwab Pennsylvania Municipal Money Fund
Schwab Florida Municipal Money Fund
Schwab Massachusetts Municipal Money Fund
Schwab Institutional Advantage Money Fund®
Schwab Retirement Money Fund®
Schwab Government Cash Reserves

Although these agreements specify certain fees for these services, CSIM and Schwab have made additional agreements with the funds that may limit the total expenses charged. The rates and limitations for these fees vary from fund to fund, and are described in each fund's Statement of Operations.

**The funds may engage in certain transactions involving affiliates.** The funds may make direct transactions with certain other SchwabFunds® when practical. When one fund is seeking to sell a security that another is seeking to buy, an interfund transaction can allow both funds to benefit by reducing transaction costs. This practice is limited to funds that share the same investment adviser, trustees and officers.

Pursuant to an exemptive order issued by the SEC, the funds may enter into interfund borrowing and lending transactions within the SchwabFunds®. All loans are for temporary or emergency purposes only. The interest rate charged on the loan is the average of the overnight repurchase agreement rate and the short-term bank loan rate. The interfund lending facility is subject to the oversight and periodic review of the Board of Trustees of the SchwabFunds®.

**Trustees may include people who are officers and/or directors of the investment adviser or Schwab.** Federal securities law limits the percentage of such "interested persons" who may serve on a trust's board, and the trust was in compliance with these limitations throughout the report period. The trust did not pay any of these persons for their service as trustees, but it did pay non-interested persons (independent trustees), as noted in each fund's Statement of Operations.

**The funds may borrow money from banks and custodians.** The funds may obtain temporary bank loans through the trust to which they belong, to use for meeting shareholder redemptions or for extraordinary or emergency purposes. The trusts have custodian overdraft facilities and line of credit arrangements of $150 million and $100 million with PNC Bank, N.A. and Bank of America, N.A., respectively. The funds pay interest on the amounts they borrow at rates that are negotiated periodically.

**The funds intend to meet federal income and excise tax requirements for regulated investment companies.** Accordingly, the funds distribute substantially all of their net investment income and net realized capital gains (if any) to their respective shareholders each year. As long as a fund meets the tax requirements, it is not required to pay federal income tax.

**Under the funds' organizational documents, its officers and trustees are indemnified against certain liability arising out of the performance of their duties to the funds.** In addition, in the normal course of business the funds enter into contracts with their vendors and others that provide general indemnifications. The funds' maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the funds. However, based on experience, the funds expect the risk of loss to be remote.

## Accounting Policies

The following are the main policies the funds use in preparing their financial statements.

**The funds value their securities at amortized cost**, which approximates market value.

**Security transactions** are recorded as of the date the order to buy or sell the security is executed.

**Interest income** is recorded as it accrues. If a fund bought a debt instrument at a discount (that is, for less than its face value) or a premium (more than face value), it amortizes the discount or premium from the current date up to maturity. The fund then increases (in the case of discounts) or reduces (in the case of premiums) the income it records from the security. If the security is callable (meaning that the issuer has the option to pay it off before its maturity date), then the fund amortizes the premium to the security's call date and price, rather than the maturity date and price.

**Realized gains and losses** from security transactions are based on the identified costs of the securities involved.

**Expenses** that are specific to a fund or a class are charged directly to that fund or class. Expenses that are common to all funds within the trust generally are allocated among the funds in proportion to their average daily net assets.

**Each fund maintains its own account for purposes of holding assets and accounting**, and is considered a separate entity for tax purposes. Within its account, each fund also keeps certain assets in segregated accounts, as may be required by securities law.

**The accounting policies described above conform with accounting principles generally accepted in the United States of America.** Notwithstanding this, shareholders should understand that in order to follow these principles, fund management has to make estimates and assumptions that affect the information reported in the financial statements. It's possible that once the results are known, they may turn out to be different from these estimates.

## Report of Independent Auditors

**To the Board of Trustees and Shareholders of:**
Schwab Institutional Advantage Money Fund® and
Schwab Retirement Money Fund®

In our opinion, the accompanying statements of assets and liabilities, including the portfolio holdings, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of Schwab Institutional Advantage Money Fund and Schwab Retirement Money Fund (two of the portfolios constituting The Charles Schwab Family of Funds, hereafter referred to as the "Funds") at December 31, 2003, the results of each of their operations for the year then ended, the changes in each of their net assets for each of the two years in the period then ended and the financial highlights for each of the five years in the period then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements and the financial highlights (hereafter referred to as "financial statements") are the responsibility of the Funds' management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 2003 by correspondence with the custodian and brokers, provide a reasonable basis for our opinion.

**PricewaterhouseCoopers LLP**
San Francisco, CA
February 6, 2004

# Fund Trustees

A fund's Board of Trustees is responsible for protecting the interests of that fund's shareholders. The tables below give information about the people who serve as trustees and officers for the SchwabFunds®, including the funds covered in this report. Trustees remain in office until they resign, retire or are removed by shareholder vote.[1]

Under the Investment Company Act of 1940, any officer, director, or employee of Schwab or CSIM is considered an "interested person," meaning that he or she is considered to have a business interest in Schwab or CSIM. These individuals are listed as "interested trustees." The "independent trustees" are individuals who, under the 1940 Act, are not considered to have a business interest in Schwab or CSIM.

Each of the SchwabFunds (of which there were 49 as of 12/31/03) belongs to one of these trusts: The Charles Schwab Family of Funds, Schwab Investments, Schwab Capital Trust or Schwab Annuity Portfolios. Currently all these trusts have the same trustees and officers. The address for all trustees and officers is 101 Montgomery Street, San Francisco, CA 94104. You can find more information about the trustees and officers in the Statement of Additional Information, which is available free by calling 1-800-435-4000.

| Individuals Who Are Interested Trustees and Officers of the Trust | | |
| --- | --- | --- |
| **Name and Birthdate** | **Trust Position(s); Trustee Since** | **Main Occupations and Other Directorships and Affiliations** |
| **Charles R. Schwab**[2] 7/29/37 | Chair, Trustee: Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994. | Chair, Director, The Charles Schwab Corp.; CEO, Director, Schwab Holdings, Inc.; Chair, Director, Charles Schwab & Co., Inc.; Charles Schwab Investment Management, Inc.; Chair, Charles Schwab Holdings, Inc. I, Schwab International Holdings, Inc.; Director, U.S. Trust Corp., United States Trust Co. of New York, The Gap, Inc. (clothing retailer), Siebel Systems (software); Trustee, Stanford University. *Until 6/03:* Director, Xsign, Inc. (electronic payment systems). *Until 5/03:* Co-Chair, The Charles Schwab Corporation. *Until 5/02:* Director, Vodafone AirTouch PLC (telecom). *Until 3/02:* Director, Audiobase, Inc. (Internet audio solutions). *Until 7/01:* Director, The Charles Schwab Trust Company. *Until 1/99:* Director, Schwab Retirement Plan Services, Inc., Mayer & Schweitzer, Inc. (securities brokerage subsidiary of The Charles Schwab Corp.), Performance Technologies, Inc. (technology), TrustMark, Inc. |

[1] The SchwabFunds retirement policy requires that independent trustees elected after January 1, 2000 retire at age 72 or after twenty years of service as a trustee, whichever comes first. Independent trustees elected prior to January 1, 2000 will retire on the following schedule: Messrs. Holmes and Dorward will retire on December 31, 2007, and Messrs. Stephens and Wilsey will retire on December 31, 2010.

[2] In addition to their positions with the investment adviser and the distributor, Ms. Lepore and Messrs. Schwab and Lyons, as well as some of Mr. Lyons's immediate family members, also own stock of The Charles Schwab Corporation.

Schwab Institutional Advantage Money Fund® and Schwab Retirement Money Fund®

**Individuals Who Are Interested Trustees but Not Officers of the Trust**

| Name and Birthdate | Trustee Since | Main Occupations and Other Directorships and Affiliations |
|---|---|---|
| **Dawn G. Lepore**[1] 3/21/54 | Trustee: 2003 (all trusts) | Vice Chair, EVP, The Charles Schwab Corp.; *Until 10/01:* CIO, The Charles Schwab Corporation. *Until 1999:* EVP, The Charles Schwab Corporation. Director, Wal-Mart Stores, eBay, Inc. |
| **Jeffrey M. Lyons**[1] 2/22/55 | Trustee: 2002 (all trusts). | EVP, Asset Management Products and Services, Charles Schwab & Co., Inc. *Until 9/01:* EVP, Mutual Funds, Charles Schwab & Co., Inc. |

**Individuals Who Are Officers of the Trust but Not Trustees**

| Name and Birthdate | Trust Office(s) Held | Main Occupations and Other Directorships and Affiliations |
|---|---|---|
| **Randall W. Merk** 7/25/54 | President, CEO (all trusts). | President, CEO, Charles Schwab Investment Management, Inc; EVP, Charles Schwab & Co., Inc.; Director, Charles Schwab Worldwide Funds PLC, Charles Schwab Asset Management (Ireland) Ltd. *Until 9/02:* President, CIO, American Century Investment Management; Director, American Century Cos., Inc. *Until 6/01:* CIO, Fixed Income, American Century Cos., Inc. *Until 1997:* SVP, Director, Fixed Income and Quantitative Equity Portfolio Management, Twentieth Century Investors, Inc. |
| **Tai-Chin Tung** 3/7/51 | Treasurer, Principal Financial Officer (all trusts). | SVP, CFO, Charles Schwab Investment Management, Inc.; VP, The Charles Schwab Trust Co.; Director, Charles Schwab Asset Management (Ireland) Ltd., Charles Schwab Worldwide Funds PLC. |
| **Stephen B. Ward** 4/5/55 | SVP, Chief Investment Officer (all trusts). | SVP, Chief Investment Officer, Director, Charles Schwab Investment Management, Inc.; CIO, The Charles Schwab Trust Co. |
| **Koji E. Felton** 3/13/61 | Secretary (all trusts). | SVP, Chief Counsel, Assistant Corporate Secretary, Charles Schwab Investment Management, Inc. *Until 6/98:* Branch Chief in Enforcement, U.S. Securities and Exchange Commission, San Francisco. |

[1] In addition to their positions with the investment adviser and the distributor, Ms. Lepore and Messrs. Schwab and Lyons, as well as some of Mr. Lyons's immediate family members, also own stock of The Charles Schwab Corporation.

Schwab Institutional Advantage Money Fund® and Schwab Retirement Money Fund®

## Individuals Who Are Independent Trustees

| Name and Birthdate | Trustee Since | Main Occupations and Other Directorships and Affiliations |
|---|---|---|
| **Mariann Byerwalter**<br>8/13/60 | 2000 (all trusts). | Chair, JDN Corp. Advisory LLC; Trustee, Stanford University, Director, America First Cos., (venture capital/fund management), Redwood Trust, Inc. (mortgage finance), Stanford Hospitals and Clinics, SRI International (research), PMI Group, Inc. (mortgage insurance), Lucile Packard Children's Hospital. *2001:* Special Advisor to the President, Stanford University. *Until 2002:* Director, LookSmart, Ltd. (Internet infrastructure). *Until 2001:* VP, Business Affairs, CFO, Stanford University. |
| **Donald F. Dorward**<br>9/23/31 | Family of Funds, 1989;<br>Investments, 1991;<br>Capital Trust, 1993;<br>Annuity Portfolios, 1994. | CEO, Dorward & Associates (management, marketing and communications consulting). *Until 1999:* EVP, Managing Director, Grey Advertising. |
| **William A. Hasler**<br>11/22/41 | 2000 (all trusts). | Co-CEO, Aphton Corp. (bio-pharmaceuticals). Director, Non-Executive Chairman, Solectron Corp. (manufacturing), Airlease Ltd. (aircraft leasing), Mission West Properties (commercial real estate), Stratex Networks (telecommunications); Public Governor, Member, executive committee, Pacific Stock & Options Exchange. Director, Digital Microwave Corp. (network equipment). *Until 1998:* Dean, Haas School of Business, University of California, Berkeley. |
| **Robert G. Holmes**<br>5/15/31 | Family of Funds, 1989;<br>Investments, 1991;<br>Capital Trust, 1993;<br>Annuity Portfolios, 1994. | Chair, CEO, Director, Semloh Financial, Inc. (international financial services and investment advice). |
| **Gerald B. Smith**<br>9/28/50 | 2000 (all trusts). | Chair, CEO, Founder, Smith Graham & Co. (investment advisors); Director, Pennzoil-Quaker State Co. (oil and gas), Rorento N.V. (investments—Netherlands), Cooper Industries (electrical products); Member, audit committee, Northern Border Partners, L.P. (energy). |
| **Donald R. Stephens**<br>6/28/38 | Family of Funds, 1989;<br>Investments, 1991;<br>Capital Trust, 1993;<br>Annuity Portfolios, 1994. | Managing Partner, D.R. Stephens & Co. (investments). *Until 1996:* Chair, CEO, North American Trust (real estate investments). |
| **Michael W. Wilsey**<br>8/18/43 | Family of Funds, 1989;<br>Investments, 1991;<br>Capital Trust, 1993;<br>Annuity Portfolios, 1994. | Chair, CEO, Wilsey Bennett, Inc. (transportation, real estate and investments). |

# Glossary

**agency discount notes**  Notes issued by federal agencies —known as Government Sponsored Enterprises, or GSEs —at a discount to their value at maturity. An agency discount note is a short-term investment alternative offering a high degree of credit quality.

**Alternative Minimum Tax (AMT)**  A federal income tax designed to limit the extent to which high-income taxpayers (including individuals, estates, trusts and corporations) can benefit from certain deductions and exemptions. For example, some types of income that are exempt from regular federal income tax are not exempt from the AMT.

**asset-backed security**  A bond or other debt security that represents ownership in a pool of debt obligations such as credit card debt.

**bond**  A security representing a loan from the investor to the issuer. A bond typically pays interest at a fixed rate (the "coupon rate") until a specified date (the "maturity date"), at which time the issuer returns the money borrowed ("principal" or "face value") to the bondholder. Because of their structure, bonds are sometimes called "fixed income securities" or "debt securities."

**bond anticipation notes**  Obligations sold by a municipality on an interim basis in anticipation of the municipality's issuance of a longer-term bond in the future.

**capital gain, capital loss**  The difference between the amount paid for an investment and its value at a later time. If the investment has been sold, the capital gain or loss is considered a realized gain or loss. If the investment is still held, the gain or loss is still "on paper" and is considered unrealized.

**commercial paper**  Promissory notes issued by banks, corporations, state and local governments and other entities to finance short-term credit needs. These securities generally are structured on a discounted basis but sometimes may be interest-bearing notes. Commercial paper, which may be unsecured, is subject to credit risk.

**credit-enhanced security**  A security that is backed by the credit of an entity other than the issuer (such as a financial institution). Credit enhancements, which can equal up to 100% of the security's value, are designed to help lower the risk of default on a security and may also make the security more liquid.

**credit quality**  The capacity of an issuer to make its interest and principal payments. Federal regulations strictly limit the credit quality of the securities a money market fund can buy.

**credit ratings**  Debt issuers, including corporations, states and municipalities, may arrange with a recognized independent rating organization, such as Moody's Investor Service, Standard & Poor's and Fitch, Inc., to rate their creditworthiness and/or the creditworthiness of their debt issues. For example, an issuer may obtain a long-term rating within the investment grade rating category, which is, from high to low, AAA, AA, A and BBB for Standard & Poor's and Fitch, and Aaa, Aa, A and Baa for Moody's.

**credit risk**  The risk that a debt issuer may be unable to pay interest or principal to its debtholders.

**dollar-weighted average maturity (DWAM)**  See weighted average maturity.

**effective yield**  A measurement of a fund's yield that assumes that all dividends were reinvested in additional shares of the fund.

## Portfolio terms

To help reduce the space occupied by the portfolio holdings, we use the following terms. Most of them appear within descriptions of individual securities in municipal funds, and describe features of the issuer or the security. Some of these are more fully defined elsewhere in the Glossary.

| | |
|---|---|
| **ACES** | Adjustable convertible extendable security |
| **BAN** | Bond anticipation note |
| **COP** | Certificate of participation |
| **GAN** | Grant anticipation note |
| **GO** | General obligation |
| **HDA** | Housing Development Authority |
| **HFA** | Housing Finance Agency |
| **IDA** | Industrial Development Authority |
| **IDB** | Industrial Development Board |
| **IDRB** | Industrial Development Revenue Bond |
| **M/F** | Multi-family |
| **RAN** | Revenue anticipation note |
| **RB** | Revenue bond |
| **S/F** | Single-family |
| **TAN** | Tax anticipation note |
| **TECP** | Tax-exempt commercial paper |
| **TOB** | Tender option bond |
| **TOBP** | Tender option bond partnership |
| **TRAN** | Tax and revenue anticipation note |
| **VRD** | Variable-rate demand |

**expense ratio** The amount that is taken from a mutual fund's assets each year to cover the fund's operating expenses. An expense ratio of 0.50% means that a fund's expenses amount to half of one percent of its average net assets a year.

**face value** The value of a bond, note, mortgage or other security as given on the certificate or instrument. Face value is also referred to as par value or nominal value.

**illiquid securities** A security is generally considered illiquid if it cannot be disposed of promptly (typically within seven days) and in the ordinary course of business at approximately the amount at which a fund has valued the instrument.

**interest** Payments to holders of debt securities as compensation for loaning a security's principal to the issuer.

**liquidity-enhanced security** A security that when tendered is paid from funds advanced by an entity other than the issuer (such as a large financial institution). Liquidity enhancements are often used on variable-rate securities where the portfolio manager has an option to tender the securities prior to their final maturity.

**maturity** Generally, the date a debt security is scheduled to be "retired" and its principal amount returned to the bondholder.

**money market securities** High-quality, short-term debt securities that may be issued by entities such as the U.S. government, corporations and financial institutions (such as banks). Money market securities include commercial paper, promissory notes, certificates of deposit, banker's acceptances, notes and time deposits.

**municipal securities** Debt securities issued by a state, its counties, municipalities, authorities and other subdivisions, or the territories and possessions of the United States and the District of Columbia, including their subdivisions, agencies and instrumentalities and corporations. These securities may be issued to obtain money for various public purposes, including the construction of a wide range of public facilities such as airports, bridges, highways, housing, hospitals, mass transportation, public utilities, schools, streets, and water and sewer works.

**net asset value per share (NAV)** The value of one share of a mutual fund. NAV is calculated by taking the fund's total assets, subtracting liabilities, and dividing by the number of shares outstanding. Money funds seek to maintain a steady NAV of $1.00.

**outstanding shares, shares outstanding** When speaking of a company or mutual fund, indicates all shares currently held by investors.

**restricted securities** A security that is subject to contractual restrictions on resale and may be sold only to "qualified institutional buyers" under Securities Act Rule 144A. These securities are often purchased in private placement transactions.

**revenue anticipation notes** Obligations that are issued in expectation of the receipt of revenue, such as income taxes, property taxes, etc.

**section 3c7 securities** Section 3c7 of the Investment Company Act of 1940 (the "1940 Act") exempts certain issuers from many regulatory requirements applicable to investment companies under the 1940 Act. An issuer whose outstanding securities are exclusively owned by "qualified purchasers" and who is not making or proposing to make a public offering of the securities may qualify for this exemption.

**section 4(2)/144A securities** A security exempt from registration under Section 4(2) of the Securities Act of 1933. It may be sold only to qualified institutional buyers under Securities Act Rule 144A.

**taxable-equivalent yield** The yield an investor would need to get from a taxable investment in order to match the yield paid by a given tax-exempt investment, once the effect of all applicable taxes is taken into account. For example, if your tax rate were 25%, a tax-exempt investment paying 4.5% would have a taxable-equivalent yield for you of 6.0% (4.5% ÷ [1 - 0.25%] = 6.0%).

**total return** The percentage that an investor would have earned or lost on an investment in the fund assuming dividends and distributions were reinvested.

**tax anticipation notes** Notes that typically are sold to finance the cash flow needs of municipalities in anticipation of the receipt of taxes on a future date.

**Tier 1, Tier 2** Tier 1 is the highest category of credit quality, Tier 2 the second highest. A security's tier can be established either by an independent rating organization or by a determination of the investment adviser. Money market fund shares and U.S. government securities are automatically considered Tier 1 securities.

**weighted average maturity** For mutual funds, the maturity of all the debt securities in its portfolio, calculated as a weighted average. As a rule, the longer a fund's weighted average maturity, the greater its interest rate risk. Money funds are required to maintain a weighted average maturity of no more than 90 days.

**yield** The income paid out by an investment, expressed as an annual rate and calculated as a percentage of the investment's market value.

# Contact Schwab

SchwabFunds® offers you a complete family of mutual funds, each one based on a clearly defined investment approach and using disciplined management strategies.

Actively managed funds include multi-manager stock funds, a fund that uses long-short strategies, and a range of taxable and tax-free bond funds. Index funds include large-cap, small-cap and international stock funds. The list at right shows all currently available SchwabFunds.

Whether you're an experienced investor or just starting out, SchwabFunds can help you achieve your financial goals. Please call 1-800-435-4000 for a prospectus and brochure for any SchwabFund. Please read the prospectus carefully before you invest. This report must be preceded or accompanied by a current prospectus.

## Methods for Placing Orders

The following information outlines how Schwab investors can place orders. If you are investing through a third-party investment provider, methods for placing orders may be different.

### Internet[1]
www.schwab.com

### Schwab by Phone™ [2]
Use our automated voice service or speak to a representative. Call **1-800-435-4000,** day or night (for TDD service, call **1-800-345-2550**).

### TeleBroker®
Automated touch-tone phone service at **1-800-272-4922.**

### Mail
Write to SchwabFunds at:
P.O. Box 3812
Englewood, CO 80155-3812
When selling or exchanging shares, be sure to include the signatures of at least one of the persons whose name is on the account.

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[1] Shares of Sweep Investments™ may not be purchased directly over the Internet.

[2] Orders placed in person or through a telephone representative may be subject to a service fee payable to Schwab.

## The SchwabFunds Family®

### Stock Funds
Schwab S&P 500 Fund
Schwab 1000 Fund®
Schwab Small-Cap Index Fund®
Schwab Total Stock Market Index Fund®
Schwab International Index Fund®
Schwab Core Equity Fund™
Schwab Dividend Equity Fund™
Schwab Small-Cap Equity Fund™
Schwab Hedged Equity Fund™
Schwab Focus Funds
   Communications Focus Fund
   Financial Services Focus Fund
   Health Care Focus Fund
   Technology Focus Fund
Schwab MarketMasters Funds™
   Schwab U.S. MarketMasters Fund™
   Schwab Small-Cap MarketMasters Fund™
   Schwab International MarketMasters Fund™
   Schwab Balanced MarketMasters Fund™

### Asset Allocation Funds
Schwab MarketTrack Portfolios®
   Schwab MarketTrack All Equity Portfolio™
   Schwab MarketTrack Growth Portfolio™
   Schwab MarketTrack Balanced Portfolio™
   Schwab MarketTrack Conservative Portfolio™

### Bond Funds
Schwab YieldPlus Fund®
Schwab Short-Term Bond Market Fund™
Schwab Total Bond Market Fund™
Schwab GNMA Fund™
Schwab Short/Intermediate Tax-Free Bond Fund™
Schwab Long-Term Tax-Free Bond Fund™
Schwab California Short/Intermediate
   Tax-Free Bond Fund™
Schwab California Long-Term Tax-Free Bond Fund™

### Schwab Money Funds
Schwab offers an array of money market funds that seek high current income consistent with safety and liquidity.[3] Choose from taxable or tax-advantaged alternatives. Many can be linked to your Schwab account to "sweep" cash balances automatically, subject to availability, when you're between investments. Or, for your larger cash reserves, choose one of our Value Advantage Investments®.

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[3] Investments in money market funds are neither insured nor guaranteed by the Federal Deposit Insurance Corporation (FDIC) or any other government agency and, although they seek to preserve the value of your investment at $1 per share, it is possible to lose money.

charles SCHWAB

**Investment Adviser**
Charles Schwab Investment Management, Inc.
101 Montgomery Street, San Francisco, CA 94104

**Distributor**
SchwabFunds®
P.O. Box 3812, Englewood, CO 80155–3812



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